Exhibit 99.1

Preliminary and Subject to Completion, dated November 5, 2020

            , 2020

Dear Aimco Stockholder and Future AIR Stockholder,

The board of directors of Apartment Investment and Management Company (“Aimco”) has announced a plan to create Apartment Income REIT Corp. (“AIR”) by separating assets representing approximately 10% of the total estimated value (“gross asset value” or “GAV”), as of March 31, 2020, of Aimco. The separation will result in two, focused and independent companies:

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AIR, with assets approximating 90% (prior to giving effect to certain transactions, which proceeds are intended to reduce leverage) of Aimco’s GAV, as of March 31, 2020, is expected to provide a simple and transparent way to invest in the multifamily sector, combining (i) a narrow focus on allocating capital only to stabilized apartment communities; (ii) a high-quality and diversified portfolio of stabilized multifamily properties, (iii) best-in-class property operations, (iv) low financial leverage, (v) limited execution risk, (vi) low overhead costs as a percentage of GAV, and (vii) public market liquidity for its shares, which are expected to be traded on the New York Stock Exchange (the “NYSE”) under the ticker symbol “AIRC.”

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“New” Aimco, with assets approximating 10% of Aimco’s GAV, as of March 31, 2020, is expected to continue the business of redeveloping and developing apartment communities, while also pursuing other accretive transactions. Aimco’s shares will continue to be traded on the NYSE under the ticker symbol “AIV.”

The Aimco board of directors believes that the two businesses, each with a clear focus, strong, independent boards of directors, dedicated management teams, and strengthened balance sheets, will create greater stockholder value as two companies than as one. Importantly, the separation will provide each stockholder the opportunity to make an individual allocation of capital to one or both of the two differentiated businesses, each with a distinct investment risk/return profile: ownership of stabilized apartment communities through an investment in AIR; or redevelopment, development, and transactions through an investment in Aimco.

The decision by the Aimco board of directors was unanimous and is a result of years of ordinary course strategic review, many months of intensive meetings this calendar year, advice from financial, legal, tax, and accounting experts, and, most importantly, regular conversations with Aimco’s stockholders. Having listened to stockholders and recognizing the disconnect between the Aimco share price and Net Asset Value, or “NAV” (as defined in the enclosed information statement), per share, the board’s goal is to simplify the business, reduce execution risk, reduce financial risk, and increase Funds From Operations (“FFO”) and cash dividends by reducing the vacancy loss and overhead costs incurred during redevelopment and development. During the board’s deliberations, it saw the opportunity to replenish the income tax basis of Aimco’s properties by structuring the separation to be taxable. After further discussion with Aimco’s stockholders, the board saw the opportunity to make other changes, enhancing governance while providing stability to operations during a turbulent time.

About Apartment Income REIT Corp.

The AIR business plan is to: (i) invest only in stabilized apartment communities; (ii) own a high-quality and diversified portfolio of stabilized multifamily properties; (iii) emphasize its comparative advantage in property operations, with high customer-defined satisfaction and retention, low rate of growth in controllable operating expenses, and high operating margins; (iv) maintain a strong balance sheet with leverage, net of cash and receivables, and weighted average interest expense, net of interest income, comparable to or lower than peers; (v)

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reduce execution risk through elimination of redevelopment and development activities; and (vi) operate with overhead costs estimated at about 15 basis points of GAV, lower than peers as a percentage of GAV. AIR has sold or will sell assets sufficient to reduce financial leverage by approximately $2 billion.

The AIR portfolio is expected to include 98 apartment communities with 26,599 apartment homes, diversified by both geography and price point. The AIR portfolio will include garden style, mid-rise, and high-rise apartment communities with eight important geographic concentrations: Boston; Philadelphia; Washington D.C.; Miami; Denver; the San Francisco Bay Area; Los Angeles; and San Diego; and a focus on properties with high land value located in submarkets with outsized growth prospects. The Aimco board of directors believes the geographic and price point diversification will reduce the volatility of AIR’s rental revenue by avoiding undue concentration in any particular market and by exposure to a range of price-points that have different advantages over various economic and housing cycles. AIR is expected to own properties with an estimated GAV of $10.4 billion, and an estimated NAV of $7.8 billion, in each case, as of March 31, 2020.

AIR does not intend to redevelop or develop apartment communities, reducing the execution risk, overhead costs, and vacancy expense associated with redevelopment and development, construction, and lease-ups. At the time of the separation, four AIR properties are expected to be under construction or in lease-up, including North Tower at Flamingo Point in Miami Beach, Florida, The Fremont on the Anschutz Medical Campus in Aurora, Colorado, Prism in Cambridge, Massachusetts, and 707 Leahy Apartments in Redwood City, California (collectively, the “Initial Leased Properties”). These properties will be leased to Aimco and, under the terms of the leases, Aimco will have the option to complete the on-going redevelopment and development of such properties and their lease-ups.

AIR will retain substantially all of Aimco’s existing employees, including its property management team. Tom Keltner will be elected Chairman of the AIR board of directors. I will be a member of the AIR board of directors and will also serve as AIR’s Chief Executive Officer, working with an experienced executive team wholly dedicated to AIR, including Lisa Cohn, as President and General Counsel, Keith Kimmel, as President, Property Operations, Paul Beldin, as Executive Vice President and Chief Financial Officer, and Conor Wagner, as Senior Vice President and Chief Investment Officer.

The separation will increase the tax basis of AIR’s properties based on the value of the shares of AIR common stock when distributed to stockholders. This is expected to enhance AIR’s ability to allocate capital by reducing tax friction. It is also expected to reduce the need for taxable stock dividends.

AIR’s governance will be improved by the separation of the roles of Chairman of the board of directors and Chief Executive Officer, and by withdrawal from the Maryland Unsolicited Takeover Act (“MUTA”). To enable AIR’s management team to prioritize operations during a turbulent economy and to execute a smooth transition to a pure-play business model, the Aimco board of directors decided unanimously to classify the AIR board of directors for two years. Class I will serve until the 2021 annual meeting of stockholders, and all classes will stand for annual election at the 2022 annual meeting and thereafter. By having opted out of MUTA, AIR will not be able to reclassify its board without stockholder approval.

The Aimco board of directors believes that the separation and associated transactions will provide a number of benefits to Aimco, AIR, and their respective stockholders. We believe that expected benefits to AIR and its stockholders include:

•	Simplicity: A simplified business focused solely on the ownership and active management of stabilized apartment communities;

•	Transparency: A business that is more readily understood and valued by investors;

•	Predictability: A business that is more predictable due to strong operations and reduced exposure to the execution risk of redevelopment and development;

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Lower Leverage: A strong balance sheet with leverage, net of cash and loans receivable, and a weighted average interest expense, net of interest income, at or below peer averages, and with AIR expected to issue corporate level debt when its cost is lower than that of non-recourse property debt;

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Higher Operating Income: FFO is expected to be increased by (i) the elimination of earnings dilution from properties with reduced or no earnings during their development, redevelopment, or lease-up, and (ii) lower overhead costs (expected to be approximately 15 bps of GAV) due primarily to the elimination of overhead costs related to redevelopment and development activities;

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Growth: AIR expects to grow through (i) the continuous enhancement of its operating properties; and (ii) the acquisition of stabilized apartment communities when AIR has a favorable cost of capital, including the use of units in its operating partnership as an acquisition currency;

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Refreshed Tax Basis: A refreshed tax basis reduces the tax costs of future property sales and so enhances portfolio management, makes cash dividends more likely to be a return of capital or capital gains for tax purposes, increasing their after-tax value for taxable investors, and reduces the need for taxable stock dividends;

•	Higher Dividends: Higher FFO supports higher dividends, while FFO made more predictable due to lower leverage and reduced exposure to redevelopment and development, supports a higher payout ratio; and

•	Independence: AIR, with a board of directors and management team independent from Aimco, will be incentivized to make decisions that are in the best interests of AIR.

About “new” Apartment Investment and Management Company

The business plan for “new” Aimco will be to: (i) focus on redevelopment and development projects, including those sourced by Aimco, those in collaboration with IQHQ, a leading developer of life science properties, and those leased from AIR; (ii) undertake complex transactions when warranted by risk-adjusted returns, including the opportunity for additional pipelines of redevelopment or development opportunities; (iii) capitalize its redevelopment, development, and acquisition activities primarily with private, project, or activity-specific capital; and (iv) rely on a relatively small executive team engaging with qualified partners to execute its redevelopment, development and acquisition activities.

Aimco will own the redevelopment and development business and a portfolio of assets that is expected to consist of 11 stabilized multifamily properties, primarily located in the Boston and San Diego areas, as well as: (i) Aimco’s loan to, and equity option in, the partnership owning Parkmerced Apartments located in southwest San Francisco, California; (ii) Hamilton on the Bay, a multifamily property located on the waterfront in Miami, Florida, with 271 apartment homes as well as the land and zoning to construct 389 additional apartment homes; and (iii) the assemblage of 1001 Brickell Bay Drive, a 350,000 square foot office building located in Miami Beach, Florida, and the Yacht Club multifamily property adjacent to 1001 Brickell Bay Drive.

Aimco will be well-capitalized with an estimated GAV of $1.3 billion, and an estimated NAV of $1.2 billion, each as of March 31, 2020 (in each case, without giving effect to the value of the Initial Leased Properties or the Separate Portfolio Assets (each as defined below)). Aimco is also expected to own a separate portfolio of 16 assets (the “Separate Portfolio Assets”) with an estimated GAV of $0.9 billion, securing property debt of approximately $0.7 billion, including purchase money notes payable to AIR of approximately $0.5 billion.

Aimco will employ approximately 50 of Aimco’s existing employees. It is expected to be governed by an independent board of directors, including six new, independent directors, and two independent directors from the AIR board: Bob Miller, who will be elected Chairman of the Aimco board of directors, and Mike Stein. I, too, will be a member of Aimco’s board of directors with specific responsibilities during the next two years to support the establishment and growth of the Aimco business, reporting directly to the Aimco board of directors. Wes Powell, now Aimco’s Executive Vice President—Redevelopment, will also be a member of Aimco’s board of directors and will serve as Aimco’s Chief Executive Officer. Senior management will include Lynn Stanfield as Chief Financial Officer and Jennifer Johnson as General Counsel and Chief Administrative Officer.

To provide sufficient time for the Aimco board of directors and the senior management team to establish and execute the “new” Aimco business plan of long-cycle redevelopment and development, and because individual projects most often require three to five years from inception to completion, the Aimco board of directors unanimously determined to opt into MUTA effective as of the separation and to classify the new Aimco board of directors so that only one-third of the directors stand for election at each annual meeting until Aimco’s 2024 annual meeting, at which time all directors will stand for election annually.

The Aimco board of directors believes that the separation and associated transactions will provide a number of benefits to Aimco, AIR, and their respective stockholders. We believe that expected benefits to Aimco and its stockholders include:

•	Opportunity: A pipeline of redevelopment and development opportunities including those sourced by Aimco, those in collaboration with IQHQ, and those leased from AIR;

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Investment Flexibility: A broader menu of investment choices, now eschewed by AIR that includes transactions that are short-term dilutive, longer-term to value realization, more complicated, better measured by NAV creation than FFO, or that involve more non-recourse leverage and that may result in higher investment returns; and

•	Independence: “New” Aimco, with a board of directors and management team independent from AIR, will be incentivized to make decisions that are in the best interests of Aimco.

Separation of AIR and “New” Aimco

AIR and Aimco will provide for clear separation between the two businesses, after a defined transition period, by providing that: (i) the shared services agreements will be subject to cancellation by either party upon reasonable notice; (ii) the purchase money notes between AIR and Aimco, with a three-year maturity, is expected to be the sole financial obligation expected between AIR and Aimco (except for customary indemnifications and leases for the purposes of redevelopment and development of AIR properties); and (iii) AIR’s commitment to lease certain properties to Aimco, and Aimco’s commitment to lease such leased properties from AIR (with the right to cause their development, redevelopment and/or lease-up), will be limited to four specific properties for which the interruption of the redevelopment and development process would be inefficient, costly, and wasteful to stockholder value and where construction has begun or is expected to begin before June 30, 2022.

Reasons for the Timing of the Separation

The Aimco board of directors carefully considered the timing of the separation. In particular, the board considered the following concerns of Aimco stockholders:

•	Lower Leverage: we expect a reduction of approximately $1 billion in leverage as a result of the separation;

•	Increased FFO and cash dividends: we expect a significant reduction in costs and an increase in FFO and cash dividends as a result of the separation; and

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Increased flexibility: we expect that the separation will provide stockholders with the flexibility to make individual decisions regarding capital allocation between the business of ownership of stabilized apartment communities, and the business of redevelopment, development, and transactions.

After the completion of the distribution of AIR shares, current Aimco stockholders will own the same properties before and after the separation, only in two simpler, more focused, and less levered entities.

The Aimco board of directors also considered the taxability of the distribution of AIR shares, weighing the interests of taxable stockholders (including Aimco’s directors and senior management) against the interests of the larger enterprise, which is owned primarily by stockholders whom we believe to be tax exempt or tax indifferent, and determined that it is in the best interests of the company and Aimco’s stockholders to structure the distribution to be taxable.

Finally, the Aimco board of directors considered the priority of providing certainty and time for management to address the challenges of managing the business during a turbulent economy, and a time of government intervention in the setting and collection of rents, universities operating virtually and businesses whose employees work from home, and business sectors that remain severely stressed.

Mechanics of the Separation

The separation will be completed through a pro rata distribution of all of the outstanding shares of AIR common stock to Aimco stockholders of record as of the close of business on                  , 2020, the record date for the separation. Each Aimco stockholder will receive one share of AIR common stock for each one share of Aimco common stock held as of the close of business on the record date. Immediately prior to such distribution by Aimco, AIMCO Properties, L.P. (which is expected to be renamed Apartment Income, L.P. after a customary transitional period, “AIR OP”) will complete a pro rata distribution of all of the outstanding common limited partnership units of Aimco OP L.P., a new Delaware limited partnership owned by AIR OP and formed to hold the businesses and portfolio of assets described below, to holders of record of AIR OP common units and common unit equivalents as of the close of business on the record date. The number of shares of Aimco common stock you own will not change as a result of the distribution of AIR shares.

If you hold shares of Aimco common stock as of the close of business on the record date for the distribution of AIR shares, upon completion of the distribution, you will hold your Aimco common stock and you also will hold AIR common stock.

As more specifically described in the enclosed information statement, the distribution of AIR common stock is intended to be a taxable distribution. An amount equal to the fair market value of the AIR common stock each stockholder receives on the distribution date (plus any cash in lieu of fractional shares of AIR common stock) will generally be treated as a taxable dividend to the extent of such stockholder’s ratable share of any current or accumulated earnings and profits of Aimco. The excess will be treated as a non-taxable return of capital to the extent of such stockholder’s tax basis in its Aimco common stock and any remaining excess will be treated as capital gain.

No vote of Aimco’s stockholders is required or being sought in connection with the separation. Therefore, we are not asking you for a proxy, and you are requested not to send us a proxy. You do not need to make any payment, surrender or exchange your Aimco common stock, or take any other action to receive your shares of AIR common stock.

The enclosed information statement, which is being made available to all Aimco stockholders, describes the transactions in detail and contains important information about AIR and AIR OP and their business after the completion of the separation. We urge you to read the information statement in its entirety.

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On behalf of my colleagues on the Aimco board of directors, I thank you for your investment in Aimco. We look forward to serving you as you become a stockholder of AIR.

Sincerely,

Terry Considine

Chairman of the Board and

Chief Executive Officer of Aimco and

Future Chief Executive Officer of Apartment Income

REIT Corp.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED NOVEMBER 5, 2020

INFORMATION STATEMENT

APARTMENT INCOME REIT CORP.

Common Stock

(Par Value $0.01 Per Share)

This information statement is being furnished in connection with (i) the pro rata distribution (the “Separation”) by Apartment Investment and Management Company (“Aimco”) to its stockholders of all of the outstanding shares of Class A common stock of Apartment Income REIT Corp. (“AIR Common Stock”), a Maryland corporation wholly owned by Aimco (formerly named Aimco-LP, Inc., “AIR”), and (ii) the pro rata distribution by AIMCO Properties, L.P. (which is expected to be renamed Apartment Income, L.P. after a customary transitional period, “AIR OP”), the operating partnership of Aimco, to the holders of AIR OP common limited partnership units (including AIR) and the holders of AIR OP Class I High Performance partnership units (the common limited partnership units and Class I High Performance partnership units, collectively, “AIR OP Common Units”), of all of the outstanding common limited partnership units of Aimco OP L.P. (“New OP Units”), a new Delaware limited partnership owned by AIR OP and formed to hold the businesses and portfolio of assets described below (formerly named Durango OP, LP, “New OP”). Immediately prior to the Separation, AIR will issue $2 million in Class A preferred stock of AIR (the “Class A Preferred Stock”) to Aimco, subject to a binding commitment to sell such Class A Preferred Stock to unrelated investors.

If you hold shares of common stock of Aimco (“Aimco Common Stock”) as of the close of business on the record date, upon completion of the Separation, you will hold shares of Aimco Common Stock and AIR Common Stock. In addition, current Aimco stockholders will own the same properties before and after the Separation, only in two simpler, more focused, and less levered entities.

The separation of assets approximating 10% of the total estimated value (“gross asset value” or “GAV”), as of March 31, 2020, of Aimco, will result in two, focused and independent companies: (I) AIR, with assets approximating 90% (prior to giving effect to certain transactions, which proceeds are intended to reduce leverage) of Aimco’s GAV, as of March 31, 2020, which is expected to provide a simple and transparent way to invest in the multifamily sector, combining (i) a narrow focus on allocating capital only to stabilized apartment communities; (ii) a high-quality and diversified portfolio of stabilized multifamily properties, (iii) best-in-class property operations, (iv) low financial leverage, (v) limited execution risk, (vi) low overhead costs as a percentage of GAV, and (vii) public market liquidity for its shares, which are expected to be traded on the New York Stock Exchange (the “NYSE”) under the ticker symbol “AIRC”; and (II) “New” Aimco, with assets approximating 10% of Aimco’s GAV, as of March 31, 2020, which is expected to continue the business of redeveloping and developing apartment communities, while also pursuing other accretive transactions. Aimco’s shares will continue to be traded on the NYSE under the ticker symbol “AIV.” The Aimco board of directors believes that the two businesses, each with a clear focus, strong, independent boards of directors, dedicated management teams, and strengthened balance sheets, will create greater stockholder value as two companies than as one. The separation will provide each stockholder the opportunity to make an individual allocation of capital to one or both of the two differentiated businesses, each with a distinct investment risk/return profile: ownership of stabilized apartment communities through an investment in AIR; or redevelopment, development, and transactions through an investment in Aimco.

The AIR portfolio is expected to include 98 apartment communities with 26,599 apartment homes, diversified by both geography and price point. The AIR portfolio will include garden style, mid-rise, and high-rise apartment communities with eight important geographic concentrations: Boston; Philadelphia; Washington D.C.; Miami; Denver; the San Francisco Bay Area; Los Angeles; and San Diego; and a focus on properties with high land value located in submarkets with outsized growth prospects. The Aimco board of directors believes the geographic and price point diversification will reduce the volatility of AIR’s rental revenue by avoiding undue concentration in any particular market and by exposure to a range of price-points that have different advantages over various economic and housing cycles. AIR is expected to own properties with an estimated GAV of $10.4 billion, and an estimated Net Asset Value, or “NAV” (as defined below), of $7.8 billion, in each case, as of March 31, 2020.

Aimco will own the redevelopment and development business and a portfolio of assets that is expected to consist of 11 stabilized multifamily properties, primarily located in the Boston and San Diego areas, as well as: (i) Aimco’s loan to, and equity option in, the partnership owning Parkmerced Apartments located in southwest San Francisco, California (the “Parkmerced Loan”); (ii) Hamilton on the Bay, a multifamily property located on the waterfront in Miami, Florida, with 271 apartment homes as well as the land and zoning to construct 389 additional apartment homes; and (iii) the assemblage of 1001 Brickell Bay Drive, a 350,000 square foot office building located in Miami Beach, Florida, and the Yacht Club multifamily property adjacent to 1001 Brickell Bay Drive. Aimco will be well-capitalized with an estimated GAV of $1.3 billion, and an estimated NAV of $1.2 billion, each as of March 31, 2020 (in each case, without giving effect to the value of the Initial Leased Properties or the Separate Portfolio Assets (each as defined below)). Aimco is also expected to own a separate portfolio of 16 assets (the “Separate Portfolio Assets”) with an estimated GAV of $0.9 billion, securing property debt of approximately $0.7 billion, including purchase money notes payable to AIR of approximately $0.5 billion.

The assets that will be allocated to AIR and Aimco, as applicable, were selected based on the go-forward business plans of each company. Assets that are allocated to AIR are primarily stabilized multifamily properties located in varying geographies that are intended to provide AIR with the blend and balance of assets to support its strategic goals. Assets that are allocated to Aimco are primarily either undergoing redevelopment, development, or lease-up, or are expected to provide stabilized income to help meet Aimco’s ongoing liquidity needs.

AIR does not intend to redevelop or develop apartment communities, reducing the execution risk, overhead costs, and vacancy expense associated with redevelopment and development, construction, and lease-ups. At the time of the Separation, four AIR properties are expected to be under construction or in lease-up, including North Tower at Flamingo Point in Miami Beach, Florida, The Fremont on the Anschutz Medical Campus in Aurora, Colorado, Prism in Cambridge, Massachusetts, and 707 Leahy Apartments in Redwood City, California (collectively, the “Initial Leased Properties”). These properties will be leased to Aimco and, under the terms of the leases, Aimco will have the option to complete the on-going redevelopment and development of such properties and their lease-ups (provided that once Aimco elects to commence the same, it will use commercially reasonable efforts to diligently pursue it to completion).

AIR will retain substantially all of Aimco’s existing employees, including its property management team, and Aimco will employ approximately 50 of Aimco’s existing employees. AIR will initially provide Aimco with property management services and customary administrative and support services.

Each Aimco common stockholder will receive one share of AIR Common Stock for each one share of Aimco Common Stock held of record by such stockholder as of the close of business on                  , 2020 (the “record date”). You will receive cash in lieu of any fractional shares of AIR Common Stock which you would have otherwise received. The date on which the shares of AIR Common Stock will be distributed to you (the “distribution date”) is expected to be                 , 2020. After the Separation is completed, AIR will be an independent, publicly traded company, and the outstanding AIR Common Stock is expected to be owned 100% by Aimco common stockholders.

No vote of Aimco’s stockholders is required or being sought in connection with the Separation. Therefore, we are not asking you for a proxy, and you are requested not to send us a proxy. You will not be required to make any payment, surrender or exchange your Aimco Common Stock, or take any other action to receive your shares of AIR Common Stock in connection with the Separation.

There is no current trading market for AIR Common Stock. We anticipate that a limited market, commonly known as a “when-distributed” trading market, will develop at some point following the record date and prior to the distribution, and that “regular-way” trading in shares of AIR Common Stock will begin on the first trading day following the distribution. If trading begins on a “when-distributed” basis, you may purchase or sell shares of AIR Common Stock up to and including the distribution date, but your transaction will not settle until after the

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distribution date. AIR intends to apply to list AIR Common Stock on the NYSE under the ticker symbol “AIRC.” As discussed under “The Separation—Listing and Trading of AIR Common Stock,” if you sell your Aimco Common Stock in the “due-bills” market after the record date and before the distribution date, you will also be selling your right to receive shares of AIR Common Stock in connection with the Separation. However, if you sell your Aimco Common Stock in the “ex-distribution” market after the record date and before the distribution date, you will still receive shares of AIR Common Stock in the Separation.

AIR will elect to be subject to tax as a real estate investment trust for U.S. federal income tax purposes (“REIT”) commencing with its initial taxable year ending December 31, 2020. To assist AIR in complying with the limitation on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended (the “Code”), among other purposes, AIR’s charter will provide for restrictions on ownership and transfer of AIR’s shares of capital stock, including, certain restrictions that, subject to certain exceptions, will prevent any person from beneficially or constructively owning more than (i) 8.7% (or 15% in the case of certain pension trusts and registered investment companies), by value or number of shares, whichever is more restrictive, of the outstanding shares of AIR Common Stock, or (ii) 8.7% (or 15% in the case of certain pension trusts and registered investment companies) in aggregate value of the outstanding shares of all classes and series of AIR capital stock, including AIR Common Stock and any AIR preferred stock. The charter will also prohibit anyone from buying shares of AIR’s capital stock if the purchase would result in AIR losing its REIT status. This could happen if a transaction results in five or fewer individuals (applying certain attribution rules of the Code) owning 50% or more of the value of all of AIR’s shares of capital stock or in fewer than 100 persons owning all of AIR’s shares of capital stock. See “Description of AIR’s Capital Stock—Restrictions on Transfer and Ownership of AIR Stock.”

In reviewing this information statement, you should carefully consider the matters described under “Risk Factors” beginning on page 30.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

This information statement will be first made available to Aimco common stockholders beginning on or about              , 2020.

The date of this information statement is              , 2020.

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TRADEMARKS AND SERVICE MARKS

Aimco and its subsidiaries own or have rights to various trademarks, logos, service marks, and trade names that each entity uses in connection with the operation of its business. Aimco and its subsidiaries also own or have the rights to copyrights that protect the content of their respective products. Solely for convenience, the trademarks, service marks, trade names, and copyrights referred to in this prospectus are listed without the ™, ®, and © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names, and copyrights included or referred to in this information statement.

SUMMARY

The following is a summary of material information included in this information statement. This summary may not contain all of the details concerning the Separation or other information that may be important to you. To better understand the Separation and AIR’s business, you should carefully review this entire information statement.

Unless otherwise indicated or the context otherwise requires, any references in this information statement to: (i) “we,” “our,” “us,” the “Company” and “AIR” refer collectively to AIR, AIR OP, and their consolidated subsidiaries; (ii) “Aimco” refers collectively to Aimco, New OP and their consolidated subsidiaries (other than AIR, AIR OP, and their consolidated subsidiaries after the Separation); and (iii) our “charter” refers to AIR’s amended and restated charter that will govern the rights of holders of AIR Common Stock upon the consummation of the Separation.

This information statement has been prepared on a prospective basis on the assumption that, among other things, the Separation will be consummated as contemplated by this information statement. There can be no assurance, however, that the Separation will occur or will occur as so contemplated.

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover or as of any earlier date as of which such information is given, as applicable. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations as required by applicable law. In particular, a number of matters contained in this information statement relate to agreements or arrangements that have not yet been finalized and expectations of what may occur. Prior to the completion of the Separation, it is possible that these agreements, arrangements, and expectations may change.

Our Company

The board of directors of Aimco has announced a plan to create AIR by separating assets approximating 10% of the GAV, as of March 31, 2020, of Aimco. The Separation will result in two, focused and independent companies: (I) AIR, with assets approximating 90% (prior to giving effect to certain transactions, which proceeds are intended to reduce leverage) of Aimco’s GAV, as of March 31, 2020, which is expected to provide a simple and transparent way to invest in the multifamily sector, combining (i) a narrow focus on allocating capital only to stabilized apartment communities; (ii) a high-quality and diversified portfolio of stabilized multifamily properties, (iii) best-in-class property operations, (iv) low financial leverage, (v) limited execution risk, (vi) low overhead costs as a percentage of GAV, and (vii) public market liquidity for its shares, which are expected to be traded on the NYSE under the ticker symbol “AIRC”; and (II) “New” Aimco, with assets approximating 10% of Aimco’s GAV, as of March 31, 2020, which is expected to continue the business of redeveloping and developing apartment communities, while also pursuing other accretive transactions. Aimco’s shares will continue to be traded on the NYSE under the ticker symbol “AIV.”

Each of AIR and Aimco will have its own distinctive focus. The AIR business plan is to: (i) invest only in stabilized apartment communities; (ii) own a high-quality and diversified portfolio of stabilized multifamily properties; (iii) emphasize its comparative advantage in property operations, with high customer-defined satisfaction and retention, low rate of growth in controllable operating expenses, and high operating margins; (iv) maintain a strong balance sheet with leverage, net of cash and receivables, and weighted average interest expense, net of interest income, comparable to or lower than peers; (v) reduce execution risk through elimination of redevelopment and development activities; and (vi) operate with overhead costs estimated at about 15 basis points of GAV, lower than peers as a percentage of GAV. AIR has sold or will sell assets sufficient to reduce financial leverage by approximately $2 billion. We believe that AIR’s simplified business, focused on the ownership and active management of stabilized apartment communities, will be more readily understood and valued by investors and will be more predictable due to strong operations and reduced exposure to the execution risk of redevelopment and development. We intend for AIR to have a strong balance sheet with leverage, net of cash and loans receivable, and a weighted average interest expense, net of interest income, at or below peer averages. We also expect AIR to issue corporate level debt when its cost is lower than that of non-recourse property debt. We further expect that AIR’s Funds From Operations (“FFO”) will increase and be more predictable, supporting higher dividends, as a result of the elimination of earnings dilution from properties with lower leverage and reduced or no earnings during their development, redevelopment or lease-up, lower overhead costs due primarily to the elimination of overhead costs related to redevelopment and development activities.

AIR will retain substantially all of Aimco’s existing employees, including its property management team, and Aimco will employ approximately 50 of Aimco’s existing employees. AIR will initially provide Aimco with property management services and customary administrative and support services. AIR, directly and through subsidiaries in which it owns all of the outstanding common equity, will be the general and special limited partner of AIR OP. AIR OP will hold substantially all of AIR’s assets and manage the daily operations of AIR’s business directly and indirectly through certain subsidiaries.

Tom Keltner will be elected Chairman of the AIR board of directors. I will be a member of the AIR board of directors and will also serve as AIR’s Chief Executive Officer, working with an experienced executive team wholly dedicated to AIR, including Lisa Cohn, as President and General Counsel, Keith Kimmel, as President, Property Operations, Paul Beldin, as Executive Vice President and Chief Financial Officer, and Conor Wagner, as Senior Vice President and Chief Investment Officer. In addition, Terry Considine will be a member of Aimco’s board of directors with specific responsibilities during the next two years to support the establishment and growth of the Aimco business, reporting directly to the Aimco board of directors, which is expected to include six independent directors who have not previously served on the Aimco board of directors.

The AIR portfolio is expected to include 98 apartment communities with 26,599 apartment homes, diversified by both geography and price point. The AIR portfolio will include garden style, mid-rise, and high-rise apartment communities with eight important geographic concentrations: Boston; Philadelphia; Washington D.C.; Miami; Denver; the San Francisco Bay Area; Los Angeles; and San Diego; and a focus on properties with high land value located in submarkets with outsized growth prospects. The Aimco board of directors believes the geographic and price point diversification will reduce the volatility of AIR’s rental revenue by avoiding undue concentration in any particular market and by exposure to a range of price-points that have different advantages over various economic and housing cycles.

AIR is expected to own properties with an estimated GAV of $10.4 billion, and an estimated NAV, of $7.8 billion, in each case, as of March 31, 2020.

Aimco will own the redevelopment and development business and a portfolio of assets that is expected to consist of (i) Royal Crest Estates (Warwick), located in Warwick, Rhode Island; Royal Crest Estates (Marlboro), located in Marlborough, Massachusetts; Waterford Village, located in Bridgewater, Massachusetts; Wexford Village, located in Worchester, Massachusetts; Royal Crest Estates (Nashua), located in Nashua, New Hampshire; The Bluffs at Pacifica, located in San Francisco, California; St. George Villas, located in St. George, South Carolina; Casa del Hermosa, located in San Diego, California; Casa del Sur, located in San Diego, California; Casa del Norte, located in San Diego, California; and Casa del Mar, located in San Diego, California (collectively, the “Excluded Seed Properties”), which are stabilized multifamily properties primarily located in the Boston and San Diego areas; and (ii) certain other investments, consisting of the Parkmerced Loan; Hamilton on the Bay, a multifamily property located on the waterfront in Miami, Florida, with 271 apartment homes as well as the land and zoning to construct 389 additional apartment homes, and the assemblage of 1001 Brickell

Bay Drive, a 350,000 square foot office building located in Miami Beach, Florida, and the Yacht Club multifamily property adjacent to 1001 Brickell Bay Drive.

Aimco will be well-capitalized with an estimated GAV of $1.3 billion, and an estimated NAV of $1.2 billion, each as of March 31, 2020 (in each case, without giving effect to the value of the Initial Leased Properties or the Separate Portfolio Assets).

Aimco is also expected to own the Separate Portfolio Assets with an estimated GAV of $0.9 billion, securing property debt of approximately $0.7 billion, including purchase money notes payable to AIR of approximately $0.5 billion.

AIR does not intend to redevelop or develop apartment communities, reducing the execution risk, overhead costs, and vacancy expense associated with redevelopment and development, construction, and lease-ups. At the time of the Separation, the Initial Leased Properties are expected to be under construction or in lease-up, including North Tower at Flamingo Point in Miami Beach, Florida, The Fremont on the Anschutz Medical Campus in Aurora, Colorado, Prism in Cambridge, Massachusetts, and 707 Leahy Apartments in Redwood City, California. These properties will be leased to Aimco and, under the terms of the leases, Aimco will have the option to complete the on-going redevelopment and development of such properties and their lease-ups (provided that once Aimco elects to commence the same, it will use commercially reasonable efforts to diligently pursue it to completion).

AIR’s expected business activities following the completion of the Separation are summarized below.

Ownership of Apartment Communities and Management of Our Portfolio

We will own a portfolio of 98 apartment communities (including the Initial Leased Properties) with 26,599 apartment homes, diversified by both geography and price point, in which we will hold an average ownership of approximately 93.5% measured by GAV. Our portfolio will include garden style, mid-rise, a high rise apartment communities with eight important geographic concentrations, focusing on properties with high land value located in submarkets with outsized growth prospects. The portfolio is diversified across several of the largest markets in the United States and is also diversified across “A,” “B,” and “C+” price points, averaging “B+” in quality. For a description of this rating system, see “Business and Properties—Properties.”

We will target geographic diversification in our portfolio in order to reduce the volatility of our rental revenue by avoiding undue concentration in any particular market. Similarly, we will seek price point diversification to better manage rental rate volatility. Our portfolio will seek to include about one-half “A” rated properties, and about one-half “B” and “C+” rated properties. We believe the diversity of price points allows us to benefit from price-points that have different advantages over various economic and housing cycles. Our price point “A” apartment communities typically provide higher margins but have tenants with fast growing incomes that are more susceptible to competitive housing supply, while our price point “B” and “C” apartment communities typically provide lower margins but have less volatile rental rates and are less susceptible to competitive housing supply. We also plan to maintain a dynamic capital allocation and market selection process and expect to decrease over time our investment in jurisdictions with high unfunded public liabilities and to increase our allocation to locations with lower public tax burdens, including the southeastern United States.

We may choose to improve the quality of our portfolio through our relationship with Aimco, as we may lease certain properties to Aimco for development or redevelopment and lease-up in accordance with the Master Leasing Agreement. Under these leases Aimco will have the option, but not an obligation, to terminate the leases once the properties reach and maintain stabilization (so long as the fair market value of the property at stabilization is not less than the fair market value of such property at lease inception). We will manage our portfolio to allocate investment capital to enhance rent growth and increase long-term capital values through routine investments in property upgrades (such as upgrading kitchens, bathrooms and other interior design aspects) and through portfolio design, emphasizing land value as well as location and submarket.

As part of our portfolio strategy, we may seek to sell communities with lower expected free cash flow internal rates of return and reinvest the proceeds from such sales in accretive uses such as capital enhancements, share repurchases, and selective acquisitions of stabilized communities with projected free cash flow internal rates of return higher than expected from the communities being sold. When the cost of capital is favorable, we will look to grow through the acquisition of stabilized apartment communities that we believe we can operate better than their previous owners. Through this disciplined approach to capital allocation, we expect to increase the quality and expected growth rate of our portfolio.

Redevelopment and Development

We do not intend to redevelop or develop apartment communities, reducing the execution risk, overhead costs, and vacancy expense associated with redevelopment and development, construction, and lease-ups. Instead, we may choose to improve the quality of our portfolio through our relationship with Aimco, as we may lease certain properties to Aimco for development or redevelopment and lease-up. Aimco will redevelop and develop properties for us and increase occupancy at properties that are not stabilized due to a recently completed redevelopment or development, commencing with the Initial Leased Properties. In addition, we may engage third parties to complete certain development, redevelopment or lease-up projects for us.

We expect to lease the Initial Leased Properties (and additional properties, as may be mutually agreed between us and Aimco in the future, subject to the approval of each of AIR’s and Aimco’s independent directors) to Aimco pursuant to leases entered into in accordance with the Master Leasing Agreement for a percentage of then-current fair market value. Aimco will then have the option to redevelop, develop or lease-up the property with the goal of maximizing long-term value of the community. Upon completion of the redevelopment and development and lease-up, Aimco will have the option, but not an obligation, to terminate any of the leases for these properties once they reach and maintain stabilization (so long as the fair market value of the property at stabilization is not less than the fair market value of such property at lease inception), and receive payment for the redevelopment or development-related improvements, either at a 5% discount to the then-current fair market value of the development and redevelopment improvements if AIR exercises an option to pay such fee, or through a sale of the property to a third party (by AIR and Aimco), with AIR guaranteed to receive an amount attributable to the fair market value of the property at the time of lease inception and Aimco retaining any excess proceeds. In the event of such sale of the property, Aimco may also elect to purchase the property at a purchase price equal to the fair market value thereof at the time of lease inception (and may subsequently sell the property to a third party, subject to AIR’s right of first refusal during the first year following Aimco’s acquisition). If Aimco does not exercise its right to terminate a lease, Aimco will have the option to assign the lease to a third party, subject to our consent and right of first refusal.

Aimco may also source its own opportunities and acquire other properties or portfolios from third parties that it believes can be redeveloped or developed or leased-up to become stabilized properties and we will have an option to purchase such properties prior to or once the redevelopment and development and lease-ups are completed. If we, subject to our discretion, agree to acquire any such properties, we will acquire such property from Aimco at then-current fair market value. If we do not acquire such properties, Aimco will be permitted to retain such properties or sell them to third parties.

Property Management

We will also manage and operate apartment communities. In addition to managing our own properties, pursuant to the Property Management Agreements (as defined below), we initially will provide property management services and certain other property-related services to Aimco for the majority of its properties, and Aimco will generally be obligated to pay to us a property management fee based on an agreed percentage of revenue collected and such other fees as may be mutually agreed for various other services. See “Our Relationship with Aimco Following the Separation.”

We will seek to continuously improve properties under our management by: employing service-oriented, well-trained team members; taking advantage of advances in technology; increasing automation; centralizing operational tasks where efficient to do so; standardizing business processes, operational measurements, and internal reporting; and enhancing financial controls over field operations. Our focus will be on customer satisfaction, resident selection and retention, revenue management and ancillary services, controlling expenses, and improving and maintaining apartment community quality. For further discussion of our focus, see “Business and Properties—Our Company—Property Management.”

Our Management Team

In connection with the Separation, AIR will retain substantially all of Aimco’s existing employees, including its property management team, and Aimco will employ approximately 50 of Aimco’s existing employees. Each of AIR and Aimco will have senior management teams focused on the performance of each company’s respective businesses and value-creation opportunities. We believe that the separation of the Aimco and AIR portfolios, and an experienced senior management team at each of Aimco and AIR will result in the respective businesses each receiving the senior management focus and attention required for each business to realize its potential.

Our senior management team has a collective track record of successful redevelopment and development projects, active management of real estate operations, or real estate portfolio management, all within a REIT environment. Our senior management team averages 12 years working together. Tom Keltner will be elected Chairman of the AIR board of directors. Terry Considine will be a member of the AIR board of directors and will also serve as AIR’s Chief Executive Officer. Mr. Considine has served as Chief Executive Officer of Aimco since July 1994. Mr. Considine will resign as Chief Executive Officer of Aimco in connection with the Separation and will continue to serve Aimco with specific responsibilities during the next two years to support the establishment and growth of the Aimco business, reporting directly to the Aimco board of directors. During the two years when Mr. Considine will have specific responsibilities to the Aimco board of directors, he will not accept compensation from Aimco that would serve to increase his current compensation. In addition, Mr. Considine will serve on the boards of directors of both AIR and Aimco, but will not serve as Chairman of either. Mr. Considine (in addition to any other directors serving on both boards of directors) will recuse himself from voting as a member of either board of directors during the approval or disapproval of any transactions between the two companies. In addition, our senior management team will include Lisa Cohn, as President and General Counsel, Keith Kimmel, as President, Property Operations, Paul Beldin, as Executive Vice President and Chief Financial Officer, and Conor Wagner, as Senior Vice President and Chief Investment Officer.

Management’s compensation is designed to be aligned with strategy and performance and to incentivize growth and returns. See “Management—Executive Compensation.”

In addition, we will have a board of directors that meets the NYSE independence requirements, including being comprised of a majority of independent directors, and AIR will separate the roles of Chairman of the board of directors and Chief Executive Officer. Effective as of the Separation, AIR will withdraw from the Maryland Unsolicited Takeover Act (“MUTA”). To enable AIR’s management team to prioritize operations during a turbulent economy and to execute a smooth transition to a pure-play business model, the Aimco board of directors decided unanimously to classify the AIR board of directors for two years. Class I will serve until the 2021 annual meeting of stockholders, and all classes will stand for annual election at the 2022 annual meeting and thereafter. By having opted out of MUTA, AIR will not be able to reclassify its board without stockholder approval.

REIT Status

We will elect to be treated as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2020. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our “real estate investment trust taxable income,” which is generally equivalent to net taxable ordinary income (and may be all cash or a combination of cash and stock satisfying the requirements of applicable law). See “U.S. Federal Income Tax Considerations.”

Overview of the Separation

The board of directors of Aimco has announced a plan to create AIR by separating assets representing approximately 10% of the GAV, as of March 31, 2020, of Aimco. The Separation will result in two, focused and independent companies:

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AIR, with assets approximating 90% (prior to giving effect to certain transactions, which proceeds are intended to reduce leverage) of Aimco’s GAV, as of March 31, 2020, which is expected to provide a simple and transparent way to invest in the multifamily sector, combining (i) a narrow focus on allocating capital only to stabilized apartment communities; (ii) a high-quality and diversified portfolio of stabilized multifamily properties, (iii) best-in-class property operations, (iv) low financial leverage, (v) limited execution risk, (vi) low overhead costs as a percentage of GAV, and (vii) public market liquidity for its shares; and

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“New” Aimco, with assets approximating 10% of Aimco’s GAV, as of March 31, 2020, which is expected to continue the business of redeveloping and developing apartment communities, while also pursuing other accretive transactions.

Upon the completion of the Separation, AIR will own, through subsidiaries in which it will own all of the common equity, the general partner interest, and special limited partner interest in AIR OP, which will also have minority third-party limited partners, and Aimco will own, directly and through subsidiaries in which it will own all of the common equity, the general partnership interest and special limited partnership interest in New OP, which will also have minority third-party limited partners.

Immediately prior to the distribution of New OP Units, New OP will receive, by contribution from AIR OP, certain properties, assets, and liabilities related to the Aimco business in exchange for New OP Units. Following such contribution by AIR OP, on the distribution date, AIR OP will distribute its New OP Units to holders of AIR OP Common Units, including AIR and AIMCO-GP, Inc., a Delaware corporation and the general partner of AIR OP (“AIR OP GP”) (with AIR and AIR OP GP further distributing their New OP Units to Aimco), on a pro rata basis.

AIR will contribute a portion of its interests in AIR OP and all of its interests in AIR OP GP to two newly formed subsidiary REITs in a taxable transaction in exchange for common and preferred stock in each REIT. Aimco will then distribute on a pro rata basis to all holders of Aimco Common Stock the AIR Common Stock.

On the distribution date, each Aimco common stockholder will receive from Aimco one share of AIR Common Stock for each one share of Aimco Common Stock held as of the close of business on the record date. You will not be required to make any payment, or surrender or exchange your Aimco Common Stock, or take any other action to receive your AIR Common Stock in connection with the Separation. Following such distribution by Aimco, Aimco and AIR will be two, focused and independent companies.

The following transactions also have occurred, or are expected to occur concurrently with, prior to or immediately following the completion of the Separation (collectively, the “Restructuring”):

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Aimco OP GP, LLC (“New OP GP”) was formed as a Delaware limited liability company on August 11, 2020 with Aimco as its initial member. New OP was formed as a Delaware limited partnership on August 11, 2020, with AIR OP as its sole initial limited partner and New OP GP as its initial general partner.

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AIR OP’s limited partnership agreement is expected (subject to receipt of the requisite approval of AIR OP’s unitholders) to be amended to provide, among other things, that all redemption and exchange rights related to the units of AIR OP will be denominated in AIR Common Stock rather than Aimco Common Stock if the Separation is consummated (see “Description of AIR OP Partnership Units and Summary of AIR OP Partnership Agreement” below).

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In accordance with the terms of the Separation and Distribution Agreement (the “Separation Agreement”), AIR OP will cause the Aimco business (other than (i) a portion of the 16 Separate Portfolio Assets and (ii) its interests in AIMCO Royal Crest—Nashua L.L.C., the Delaware limited liability company that owns Royal Crest Estates (Nashua) (“Royal Crest Nashua LLC”), which entity will be transferred to New OP for no consideration immediately after the distribution of New OP Units pursuant to a binding agreement entered into prior to such distribution) and certain other assets to be contributed to New OP in exchange for 100% of the outstanding New OP Units.

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It is expected that certain entities that will be subsidiaries of New OP after the separation will assume or retain a certain amount of existing secured property-level indebtedness related to the Aimco business, while entities that will be subsidiaries of AIR will assume or retain a certain amount of existing secured property-level indebtedness related to the AIR business.

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It is expected that AIR and its subsidiaries will have a revolving credit facility and a term loan credit facility, each of which may be secured by certain equity interests in subsidiaries of AIR and its subsidiaries, and which credit facilities are expected to be a continuation of Aimco’s existing revolving credit facility and term loan credit facility, subject to such changes to reflect the new corporate structure and market conditions.

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Substantially all of Aimco’s (and its subsidiaries’) employees will become or remain employees of AIR OP (and its subsidiaries), while approximately 50 of Aimco’s (and its subsidiaries’) employees will become or remain employees of New OP (and its subsidiaries).

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In accordance with the Separation Agreement, AIR OP will distribute 100% of the outstanding New OP Units to the holders of AIR OP Common Units (including AIR and AIR OP GP), pro rata with respect to their ownership of AIR OP Common Units as of the close of business on the record date. Each of the holders of AIR OP Common Units will be entitled to receive one New OP Unit for each one AIR OP Common Unit held as of the close of business on the record date.

•	AIR and AIR OP GP will distribute their New OP Units to Aimco.

•	AIR OP will transfer its interests in Royal Crest Nashua LLC to New OP.

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New OP or its subsidiaries and AIR OP and its subsidiaries will contribute the Separate Portfolio Assets to a partnership (“James-Oxford LP”) in exchange for common and preferred interests in James-Oxford LP. New OP will then contribute its interests in James-Oxford LP to a new subsidiary REIT, Aimco REIT Sub, LLC (“New Sub REIT”). AIR OP and its subsidiaries will sell their interests in James-Oxford LP (other than a less than 5% common interest) to New Sub REIT in exchange for notes payable to subsidiaries of AIR of $0.5 billion and certain other obligations. The transactions described above are intended to constitute taxable transactions with respect to the interests in James-Oxford LP.

•	Aimco will contribute its interest in AIR OP GP to AIR.

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AIR will form AIR REIT Sub 1, LLC (“Sub REIT 1”) and AIR REIT Sub 2, LLC (“Sub REIT 2”), Delaware limited liability companies that will each elect to be treated as a corporation and a REIT for U.S. federal income tax purposes commencing with its initial taxable year ending December 31, 2020. AIR will contribute an amount of AIR OP Common Units representing a 34% limited partner interest in AIR OP to Sub REIT 1, and will contribute AIR OP Common Units representing a 34% limited partner interest in AIR OP and its interests in AIR OP GP to Sub REIT 2, each in exchange for common and preferred interests in Sub REIT 1 and Sub REIT 2 (as applicable), which transactions are intended to trigger gain for U.S. federal income tax purposes. Sub REIT 1 and Sub REIT 2 are each expected to also have approximately 125 third-party holders of a nominal amount of non-participating non-voting preferred stock with an aggregate initial liquidation preference of approximately $125,000 to satisfy certain requirements for qualifying as a REIT for U.S. federal income tax purposes.

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Aimco Development Company, LLC (formerly named AIVTRS I, LLC, “Redev/Dev TRS”) was formed as a Delaware limited liability company on August 21, 2020 with AIR OP as its initial member. Redev/Dev TRS has elected to be treated as a corporation for U.S. federal income tax purposes, and Redev/Dev TRS and Aimco have jointly filed an election to treat Redev/Dev TRS as a taxable REIT subsidiary of Aimco. New OP will then contribute the redevelopment and development business to Redev/Dev TRS.

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AIR Property Management TRS, LLC (“Property Management TRS”) was formed as a Delaware limited liability company on October 29, 2020 with AIR OP as its initial member. AIR OP will form AIR Property Management, LLC (“Property Management LLC”) as a Delaware limited liability company. Property Management TRS will elect to be treated as a corporation for U.S. federal income tax purposes. AIR OP will then contribute the property management business to each of Property Management LLC and Property Management TRS. New OP and New Sub REIT will each contribute cash to Property Management TRS in exchange for preferred interests. Property Management TRS will jointly elect with AIR, Aimco, and their applicable subsidiary REITs to be treated as a taxable REIT subsidiary of such entities.

•	AIR will issue $2 million in Class A Preferred Stock to Aimco, subject to a binding commitment to sell such Class A Preferred Stock to unrelated investors.

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In accordance with the Separation Agreement, Aimco will distribute all of the outstanding AIR Common Stock to Aimco common stockholders as of the record date on a pro rata basis. Each Aimco common stockholder will be entitled to receive one share of AIR Common Stock for each one share of Aimco Common Stock held by such stockholder as of the record date.

•	Aimco will sell its Class A Preferred Stock in AIR to unrelated investors.

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In addition to the Separation Agreement, AIR and AIR OP (or their applicable subsidiaries), on the one hand, and Aimco and New OP (or their applicable subsidiaries), on the other hand, as well as James-Oxford LP (or its applicable subsidiaries) in certain instances, will enter into an Employee Matters Agreement (as defined below), Property Management Agreements, a Master Services Agreement (as defined below), and a Master Leasing Agreement, each as further described below, and certain other agreements as further described below.

Until the Separation has occurred, Aimco has the right to terminate the Separation, even if all of the conditions have been satisfied, if the board of directors of Aimco determines, in its sole discretion, that the Separation is not in the best interests of Aimco and its stockholders or that market conditions or other circumstances are such that the Separation is no longer advisable at that time. We cannot provide any assurances that the Separation will be completed. For a more detailed description of these conditions, see “The Separation—Conditions to the Separation.”

Organizational Structure

In general, AIR intends to own its assets and conduct substantially all of its business through AIR OP and its subsidiaries. The following chart depicts a simplified graphical representation of the relevant portion of Aimco’s corporate structure before and after the Separation:

Before the Separation

After the Separation

Reasons for the Separation

The decision by the Aimco board of directors was unanimous and is a result of years of ordinary course strategic review, many months of intensive meetings this calendar year, advice from financial, legal, tax, and accounting experts, and regular conversations with Aimco’s stockholders. Having listened to stockholders and recognizing the disconnect between the Aimco share price and NAV, the board’s goal is to simplify the business, reduce execution risk, reduce financial risk, and increase FFO and cash dividends by reducing the vacancy loss and overhead costs incurred during redevelopment and development. During the board’s deliberations, it saw the opportunity to replenish the income tax basis of Aimco’s properties by structuring the Separation to be taxable. After further discussion with Aimco’s stockholders, the board saw the opportunity to make other changes, enhancing governance while providing stability to operations during a turbulent time.

Consistent with Aimco’s ongoing strategic planning, Aimco’s management and board of directors thoroughly evaluated a range of alternatives and transactions, and determined that the Separation is the best path forward to enhance value for all stockholders for a number of reasons, including the following:

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Creates two, focused and independent companies, each with the opportunity to pursue growth through the execution of distinctly different business plans. We believe that having two, focused and independent companies with distinct investment profiles will maximize the strategic focus and financial flexibility of each company to grow and return capital to stockholders. The Aimco board of directors believes that the two businesses, each with a clear focus, strong, independent boards of directors, dedicated management teams, and strengthened balance sheets, will create greater stockholder value as two companies than as one. The AIR business plan is to: (i) invest only in stabilized apartment communities; (ii) own a high-quality and diversified portfolio of stabilized multifamily properties; (iii) emphasize its comparative advantage in property operations, with high customer-defined satisfaction and retention, low rate of growth in controllable operating expenses, and high operating margins; (iv) maintain a strong balance sheet with leverage, net of cash and receivables, and weighted average interest expense, net of interest income, comparable to or lower than peers; (v) reduce execution risk through elimination of redevelopment and development activities; and (vi) operate with overhead costs estimated at about 15 basis points of GAV, lower than peers as a percentage of GAV. AIR has sold or will sell assets sufficient to reduce financial leverage by approximately $2 billion. AIR’s focus on the ownership of stabilized properties and active management is expected to result in higher and more predictable earnings, measured by FFO. The business plan for Aimco will be to: (i) focus on redevelopment and development projects, including those sourced by Aimco, those in collaboration with IQHQ, a leading developer of life science properties, and those leased from AIR; (ii) undertake complex transactions when warranted by risk-adjusted returns, including the opportunity for additional pipelines of redevelopment or development opportunities; (iii) capitalize its redevelopment, development, and acquisition activities primarily with private, project, or activity-specific capital; and (iv) rely on a relatively small executive team engaging with qualified partners to execute its redevelopment, development and acquisition activities. Aimco’s focus is expected to create long-term value for real estate investors and will provide Aimco with flexibility to pursue broader opportunities, including those that are short-term dilutive, longer-term to value realization, more complicated, better measured by NAV creation than FFO, or that involve more, non-recourse leverage.

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Enhances investor transparency, better highlights the attributes of both companies, and provides investors with the option to invest in one or both companies. The Separation will provide each stockholder the opportunity to make an individual allocation of capital to one or both of the two differentiated businesses, each with a distinct investment risk/return profile: ownership of stabilized apartment communities through an investment in AIR; or redevelopment, development, and transactions through an investment in Aimco. The separation will enable potential investors and the financial community to evaluate Aimco and AIR separately and assess the merits, performance, and future prospects of their respective businesses. In addition, we believe the Separation will make AIR and Aimco more competitive and appealing to a broader investor audience moving forward, providing them with the opportunity to invest in two companies with compelling value propositions and distinct investment strategies. AIR is expected to have higher dividends, with FFO made more predictable due to lower leverage and reduced exposure to redevelopment and development. Aimco’s business is expected to be less predictable in terms of quarter over quarter activity but to also have higher long-term target returns commensurate with such level of risk. Investors can increase their allocation to Aimco or to AIR, depending on their preference.

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Limits AIR’s exposure to risks associated with the redevelopment and development business. AIR will be able to invest in stabilized properties that it believes will better support its underlying business. AIR is expected to have limited to no risk of earnings or cash flow dilution from non-earning assets, and to have limited execution risk for redevelopment, development, and lease-ups, low leverage and lower overhead costs (both in total dollars and as a percentage of gross asset value). Through its relationship with Aimco, AIR is expected to retain access to some of the advantages of Aimco’s redevelopment and development business, such as newly developed and stabilized properties, without the execution risk, leverage or associated costs.

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Provides our management teams with the ability to focus on our distinct businesses and be more closely aligned with the needs of investors. Each of AIR and Aimco will have an independent board of directors and independent management and will be incentivized to make decisions that are in the best interests of its respective business. The separation of the businesses will give each senior management team the opportunity to focus on the goals and expectations of each company’s investors. We expect that the separation of the experienced senior management teams and other key personnel operating our businesses will result in the ability for each company to better satisfy the needs of its respective stockholders.

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Improves AIR’s access to capital markets. Aimco’s share price has traded at a consistent discount to NAV, making it difficult for Aimco to grow through raising new primary equity capital. The Separation is expected to increase FFO and Adjusted Funds From Operations (“AFFO”) at AIR and produce a better price to FFO ratio than has previously been given to Aimco while it owned all of the businesses of Aimco and AIR. In addition, we expect that de-leveraging and the prospect of a rating upgrade at AIR after the Separation are likely to provide AIR with enhanced access to corporate unsecured debt issuances at more favorable interest rates. As a result of the separation, we expect AIR will have improved access to the capital markets and a strong capital structure tailored to its strategic goals, enabling investment in the acquisition of properties to grow its portfolio.

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Increases financial flexibility. Aimco’s board of directors believes that a taxable separation will increase AIR’s strategic and financial flexibility to grow, earn competitive returns on capital, and create long-term value for stockholders. The Separation will result in a refreshed tax basis for AIR, which enhances AIR’s ability to allocate capital by reducing tax friction and reduces the tax costs of future property sales and therefore enhances portfolio management. We also expect that this will reduce the need for future stock dividends and make cash dividends more likely to be a return of capital or capital gains for tax purposes, increasing their after-tax value for taxable investors.

The board of directors of Aimco also considered certain potentially negative factors associated with the Separation, including the risk that the benefits of the Separation may not be realized, the risk that there may be disruptions to the business as a result of the Separation, the one-time costs of the separation, the fact that there may be conflicts between AIR and Aimco, and the fact that the separation as structured is expected to result in certain tax liabilities for Aimco stockholders, which it determined were outweighed by the benefits of the transaction. For more information, please refer to the sections entitled “The Separation—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.

Our Relationship with Aimco Following the Separation

After the Separation, AIR and Aimco will be two, focused and independent companies. AIR OP will be approximately 95% owned by AIR, and New OP will be approximately 95% owned by Aimco. To set forth our relationship from and after the Separation, AIR, AIR OP, Aimco, and New OP (and our respective subsidiaries, as applicable) will enter into, among other agreements: (1) the Separation Agreement setting forth the mechanics of the Separation and certain organizational matters, (2) an agreement relating to employee matters (the “Employee Matters Agreement”), (3) agreements pursuant to which AIR will provide property management and related services to Aimco (collectively, the “Property Management Agreements”), (4) an agreement pursuant to which AIR will provide Aimco with customary administrative and support services on an ongoing basis (the “Master Services Agreement”), (5) a Master Leasing Agreement pursuant to which Aimco may enter into leases with AIR pursuant to which Aimco will lease from AIR certain properties under redevelopment and to be developed or leased-up (including the Initial Leased Properties), and under which Aimco will have certain lease termination rights (the “Master Leasing Agreement”), and (6) three-year, $534 million, notes payable by Aimco’s subsidiary, New Sub REIT, to AIR. See “Our Relationship with Aimco Following the Separation” for more details.

Strengths

The Separation is intended to provide us and Aimco with the necessary structure, management, and strategy to create stockholder value. In particular, we believe that AIR will have the following strengths following the Separation:

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Focused business model. AIR will focus solely on the ownership and active management of a high-quality and diversified portfolio of stabilized apartment communities. We believe that a singular and clear focus will create a business that is more readily understood and valued by investors. We expect that AIR will be more predictable due to strong operations and reduced exposure to the execution risk of redevelopment and development, and we intend to provide returns to our investors through what we expect to be stable and consistent revenue, principally through collection of rent from the properties we own. AIR will use its senior management team to manage portfolio and capital allocations, including the acquisition or sale of properties, continuing upgrades and re-investment, as well as establish and execute balance sheet strategies, and oversee third-party property management.

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Diversified real estate portfolio. AIR’s real estate portfolio, with properties in eight important geographic concentrations, among other markets, provides geographic diversification in order to reduce the volatility of our rental revenue by avoiding undue concentration in any particular market. AIR’s portfolio is also diversified by price point and quality. We seek price point diversification to allows us to benefit from price-points that have different advantages over various economic and housing cycles. Our price point “A” apartment communities typically provide higher margins but have tenants with fast growing incomes that are more susceptible to competitive housing supply, while our price point “B” and “C” apartment communities typically provide lower margins but have less volatile rental rates and are less susceptible to competitive housing supply.

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Investment in low risk asset classes. AIR is expected to limit its exposure to risk by (i) investing in a transparent and well understood asset class, maintaining a diversified portfolio of high quality, multifamily properties whose cash flows are predictable and with generally stable growth, and minimizing the risk of redevelopment and development, and (ii) maintaining a balance sheet with leverage consistent with peer averages.

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Ability to obtain redeveloped and developed properties from Aimco. Although Aimco and AIR will be focused and independent companies, we believe there are potential benefits to each from the opportunities they have to work together in the future when it is in their respective interests. AIR may benefit from Aimco’s acceleration of the development or redevelopment of certain of AIR’s properties that have potential for redevelopment or development in the future. Specifically, we may choose to improve the quality of our portfolio through our relationship with Aimco, as we may lease certain properties to Aimco for development or redevelopment and lease-up. Under these leases Aimco will have the option, but not an obligation, to terminate the leases once the properties reach and maintain stabilization (so long as the fair market value of the property at stabilization is not less than the fair market value of such property at lease inception). We will have a purchase option with respect to any real property owned or, subject to the consent of the landlord, leased by Aimco for which redevelopment has been substantially completed by Aimco (if applicable) and that has reached a specified occupancy for a minimum time period (excluding the Excluded Seed Properties, the Separate Portfolio Assets and properties leased from AIR pursuant to the Master Leasing Agreement).

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Management team with relevant experience and incentives aligned with stockholders. AIR’s senior management team will focus solely on AIR’s business and will be incentivized to make decisions that are in the best interests of AIR. AIR will also have asset managers and internal auditors to oversee its performance, and both management and board investment committees to review and approve transactions. AIR’s senior management team has a collective track record of active management of real estate operations and real estate portfolio management, all within a REIT environment.

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Experienced leader with incentives aligned with stockholders’ interests. Terry Considine will serve as AIR’s Chief Executive Officer. Mr. Considine has served as Chief Executive Officer of Aimco since July 1994. In addition, Mr. Considine has over 45 years of experience in the real estate and other industries. As a substantial equity holder in AIR, we believe Mr. Considine’s interests will be well-aligned with the interests of AIR’s stockholders.

Strategy

Following the Separation, AIR will seek to maximize stockholder value through:

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Diversified investments. We intend to own a portfolio of stabilized properties in top United States markets and focus on properties with high land value located in submarkets with outsized growth prospects. We also intend to maintain a balanced multifamily portfolio consisting of properties diversified across “A,” “B,” and “C” price points, allowing AIR to benefit from price-points that have different advantages over various economic and housing cycles.

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High quality portfolio with strong property management operations. We will actively manage our portfolio, aiming to maintain high quality properties attractive to customers with above average incomes and prospects. Our apartment communities will generally be equipped with smart home technology and other amenities. We will aim to drive rent growth based on high levels of resident retention through strong customer selection and satisfaction, coupled with disciplined innovation resulting in sustained cost control, to maximize net operating income growth and margins.

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Cautious use of financial leverage. We expect to operate at leverage levels lower than that historically associated with Aimco and at levels in line with our peers. We intend to have a strong, low-cost, low-leverage balance sheet that is flexible and maintains a well-laddered maturity schedule, and plan to target pro forma leverage ratio (net debt / normalized EBITDA) of 5.5:1. Specifically, our leverage immediately after the Separation is expected to be principally comprised of single asset, non-recourse, property level debt. We will consider issuing corporate debt when its cost is lower than non-recourse property debt.

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Reduced Execution Risk. We will be able to reduce the execution risk, overhead costs, and vacancy expense associated with redevelopment and development, construction, and lease-ups. Instead, we are expected to benefit from a series of valuable opportunities to transact with Aimco when it is in our interests to enhance our portfolio, while limiting our exposure to such risks.

Financing

We expect to implement and maintain a capital structure that is adequate to pursue our business plan and a cost of capital that allows us to provide attractive returns to our stockholders and compete for investment opportunities. At the completion of the Separation, it is expected that AIR and its subsidiaries will have a revolving credit facility and a term loan credit facility, each of which may be secured by certain equity interests in subsidiaries of AIR, and which credit facilities are expected to be a continuation of Aimco’s existing revolving credit facility and term loan credit facility, subject to such changes to reflect the new corporate structure and market conditions. However, the terms and conditions remain under discussion and are subject to change.

Over time, we may become party to one or more additional financing arrangements, including credit facilities or other bank debt, bonds, and mortgage financing.

We also anticipate that certain entities that will be our subsidiaries after the Separation will assume or retain a certain amount of existing secured property-level indebtedness related to the properties we will own after the Separation. For additional information concerning our indebtedness, see “Description of Financing and Material Indebtedness.”

Restrictions on Ownership and Transfer of AIR Common Stock

To assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code, among other purposes, our charter will provide for restrictions on ownership and transfer of AIR’s shares of capital stock, including, certain restrictions that, subject to certain exceptions, will prevent any person from beneficially or constructively owning more than (i) 8.7% (or 15% in the case of certain pension trusts and registered investment companies), by value or number of shares, whichever is more restrictive, of the outstanding shares of AIR Common Stock, or (ii) 8.7% (or 15% in the case of certain pension trusts and registered investment companies) in aggregate value of the outstanding shares of all classes and series of AIR capital stock, including AIR Common Stock and any AIR preferred stock. The charter will also prohibit anyone from buying shares of AIR’s capital stock if the purchase would result in AIR losing its REIT status. This could happen if a transaction results in five or fewer individuals (applying certain attribution rules of the Code) owning 50% or more of the value of all of AIR’s shares of capital stock or in fewer than 100 persons owning all of AIR’s shares of capital stock. See “Description of AIR’s Capital Stock—Restrictions on Transfer and Ownership of AIR Stock.”

Our Tax Status

We will elect to be subject to tax as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2020. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels to our stockholders, and the concentration of ownership of our capital stock. We believe that we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. In connection with the Separation, we will receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden, Arps”), to the effect that we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT.

Risks Related to Our Business and the Separation

Our business and the Separation pose a number of risks, including:

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Pandemics, such as COVID-19, may affect our ability to collect rents and late fees from tenants, and our ability to evict tenants, in addition to having other negative effects on our business, which in turn could adversely affect our financial condition and results of operations;

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If Aimco is unable to successfully redevelop or develop new properties in a timely manner or at all or fails to perform under our agreements with it, it could materially adversely affect our financial condition and results of operations;

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Failure to generate sufficient net operating income may adversely affect our liquidity, limit our ability to fund necessary capital expenditures, or adversely affect our ability to pay dividends or distributions;

•	Competition could limit our ability to lease apartment homes, increase or maintain rents or execute our development strategy;

•	Because real estate investments are relatively illiquid, we may not be able to sell apartment communities when appropriate;

•	If we are not successful in our acquisition of apartment communities, our results of operations could be adversely affected;

•	Although we will be insured for certain risks, the cost of insurance, increased claims activity, or losses resulting from casualty events may affect our financial condition and results of operations;

•	We depend on our senior management;

•	“Sale of asset” provisions, such as in our Master Leasing Agreement, may have the effect of discouraging, delaying or preventing the sale of our properties;

•	There may be, or there may be the appearance of, conflicts of interest in our relationship with Aimco;

•	Our debt financing could result in foreclosure of our apartment communities, prevent us from making distributions on our equity, or otherwise adversely affect our liquidity;

•	The board of directors of Aimco has reserved the right, in its sole discretion, to amend, modify, or abandon the Separation at any time prior to the distribution;

•	The historical and pro forma financial information included in this information statement may not be a reliable indicator of future results;

•	We may be unable to achieve some or all of the benefits that we expect to achieve from the Separation;

•	The Separation could give rise to disputes or other unfavorable effects, which could materially and adversely affect our business, financial position or results of operations;

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In connection with the Separation, we have assumed and will assume, and will indemnify Aimco for, certain liabilities. If we are required to make payments pursuant to these indemnities, we may need to divert cash to meet those obligations and our financial results could be adversely affected. In addition, Aimco will indemnify us for certain liabilities. These indemnities may not be sufficient to insure us against the full amount of liabilities we incur, and Aimco may not be able to satisfy its obligations in the future;

•	Although we intend to receive solvency opinions in connection with the Separation, the Separation may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws;

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Although we have endeavored to enter into agreements on market terms, our agreements with Aimco may not reflect terms that would have resulted from arm’s-length negotiations with unaffiliated third parties;

•	The distribution of AIR Common Stock is intended to be taxable and the distribution will generally be taxable to you as a dividend;

•	AIR may fail to qualify as a REIT;

•	Complying with the REIT requirements may cause AIR to forgo otherwise attractive business opportunities;

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There is no existing market for AIR Common Stock, and a trading market that will provide you with adequate liquidity may not develop for AIR Common Stock. In addition, once AIR Common Stock begins trading, the market price and trading volume of AIR Common Stock may fluctuate widely;

•	We cannot guarantee the timing, amount, or payment of dividends on AIR Common Stock;

•	Future sales or distributions of AIR Common Stock could depress the market price for shares of AIR Common Stock;

•	The combined post-Separation value of Aimco Common Stock and AIR Common Stock may not equal or exceed the pre-Separation value of Aimco Common Stock;

•	AIR and its subsidiaries may be prohibited from making distributions and other payments;

•	Limits on ownership of shares specified in AIR’s charter may result in the loss of economic and voting rights by purchasers that violate those limits;

•	AIR’s charter may limit the ability of a third-party to acquire control of AIR; and

•	The Maryland General Corporation Law may limit the ability of a third-party to acquire control of AIR.

These and other risks related to the Separation and our business are discussed in greater detail under the heading “Risk Factors” in this information statement. You should read and consider all of these risks carefully.

Certain Other Events

On October 16, 2020, Land & Buildings Investment Management, LLC and certain related parties (“L&B”) filed a definitive solicitation statement related to L&B’s intent to solicit and obtain consents from holders of shares of Aimco Common Stock for purposes of requesting on its and their behalf that a special meeting of Aimco’s stockholders be held (the “Proposed Special Meeting Request”) for the purposes of (1) considering and voting upon a non-binding resolution urging the Aimco board of directors to put any proposed separation involving Aimco to a vote of Aimco’s stockholders at a duly called meeting of stockholders and to refrain from proceeding with any such separation involving Aimco unless approved by a vote of a majority of Aimco’s stockholders and (2) to transact such other business as may properly come before the special meeting. On October 9, 2020, Aimco filed a preliminary solicitation statement with respect to the Proposed Special Meeting Request and filed an amended preliminary solicitation statement on October 16, 2020. The Aimco board of directors set a record date of November 4, 2020, for the Proposed Special Meeting Request.

Our Corporate Information

AIR will be a Maryland corporation. Our principal executive offices will be located at 4582 S. Ulster Street, Suite 1700, Denver, CO 80237, and our telephone number is (303) 757-8101. We will maintain a website at             . Information contained on or connected to, or that can be accessed from, our website does not and will not constitute part of this information statement or the registration statement on Form 10, of which this information statement is a part.

Questions and Answers about AIR and the Separation

The following are some of the questions that you may have regarding the Separation and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see “The Separation” beginning on page 51 and “Our Relationship with Aimco Following the Separation” beginning on page 208. These questions and answers, as well as the Summary beginning on page 1, are not meant to be a substitute for the information contained in the remainder of this information statement, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this information statement. You are urged to read this information statement in its entirety.

What is AIR and how will the separation of the AIR business from Aimco benefit the two companies and their stockholders?

AIR is expected to provide a simple and transparent way to invest in the multifamily sector, combining (i) a narrow focus on allocating capital only to stabilized apartment communities; (ii) a high-quality and diversified portfolio of stabilized multifamily properties, (iii) best-in-class property operations, (iv) low financial leverage, (v) limited execution risk, (vi) low overhead costs as a percentage of GAV, and (vii) public market liquidity for its shares. Aimco is expected to continue the business of redeveloping and developing apartment communities, while also pursuing other accretive transactions.

The Aimco board of directors believes that the two businesses, each with a clear focus, strong, independent boards of directors, dedicated management teams, and strengthened balance sheets, will create greater stockholder value as two companies than as one. The Separation will provide each stockholder the opportunity to make an individual allocation of capital to one or both of the two differentiated businesses, each with a distinct investment risk/return profile: ownership of stabilized apartment communities through an investment in AIR; or redevelopment, development, and transactions through an investment in Aimco.

Each of AIR and Aimco will have its own distinctive focus. The AIR business plan is to: (i) invest only in stabilized apartment communities; (ii) own a high-quality and diversified portfolio of stabilized multifamily properties; (iii) emphasize its comparative advantage in property operations, with high customer-defined satisfaction and retention, low rate of growth in controllable operating expenses, and high operating margins; (iv) maintain a strong balance sheet with leverage, net of cash and receivables, and weighted average interest expense, net of interest income, comparable to or lower than peers; (v) reduce execution risk through elimination of redevelopment and development activities; and (vi) operate with overhead costs estimated at about 15 basis points of GAV, lower than peers as a percentage of GAV. AIR has sold or will sell assets sufficient to reduce financial leverage by approximately $2 billion. We believe that AIR’s simplified business, focused on the ownership and active management of stabilized apartment communities, will be more readily understood and valued by investors and will be more predictable due to strong operations and reduced exposure to the execution risk of redevelopment and development. We intend for AIR to have a strong balance sheet with leverage, net of cash and loans receivable, and a weighted average interest expense, net of interest income, at or below peer averages. We also expect AIR to issue corporate level debt when its cost is lower than that of non-recourse property debt. We further expect that AIR’s FFO will increase and be more predictable, supporting higher dividends, as a result of the elimination of earnings dilution from properties with lower leverage and reduced or no earnings during their development, redevelopment or lease-up, lower overhead costs due primarily to the elimination of overhead costs related to redevelopment and development activities.

Why am I receiving this information statement?

Aimco is delivering this information statement to you because you are a holder of Aimco Common Stock as of the record date for the Separation.

Aimco will distribute the AIR Common Stock to the holders of Aimco Common Stock on a pro rata basis. Each Aimco common stockholder will receive one share of AIR Common Stock for each one share of Aimco Common Stock held as of the close of business on the record date. Following the Separation, you will own AIR Common Stock, as well as your Aimco Common Stock. The number of shares of Aimco Common Stock you own will not change as a result of the Separation.

This information statement will help you understand how the Separation will affect your post-separation ownership in Aimco and AIR.

What are the reasons for the Separation?

The board of directors of Aimco believes that separating the AIR business and assets from the remainder of Aimco’s businesses and assets is in the best interests of Aimco and its stockholders for a number of reasons, including the following:

•  Creates two, focused and independent companies, each with the opportunity to pursue growth through the execution of distinctly different business plans;

•  Enhances investor transparency, better highlights the attributes of both companies and provides investors with the option to invest in one or both companies;

•  Limits AIR’s exposure to risks associated with the redevelopment and development business;

•  Provides our management teams with the ability to focus on our distinct businesses and be more closely aligned with the needs of investors;

•  Improves AIR’s access to capital markets; and

•  Increases financial flexibility.

For more information on the reasons for the Separation, including certain potentially negative factors considered by Aimco’s board of directors, please refer to the section entitled “The Separation—Reasons for the Separation” included elsewhere in this information statement.

What will AIR’s initial portfolio consist of?

The AIR portfolio is expected to include 98 apartment communities with 26,599 apartment homes, diversified by both geography and price point. The AIR portfolio will include garden style, mid-rise, and high-rise apartment communities with eight important geographic concentrations: Boston; Philadelphia; Washington D.C.; Miami; Denver; the San Francisco Bay Area; Los Angeles; and San Diego; and a focus on properties with high land value located in submarkets with outsized growth prospects. The Aimco board of directors believes the geographic and price point diversification will reduce the volatility of AIR’s rental revenue by avoiding undue concentration in any particular market and by exposure to a range of price-points that have different advantages over various economic and housing cycles.

AIR is expected to own properties with an estimated GAV of $10.4 billion, and an estimated NAV, of $7.8 billion, in each case, as of March 31, 2020.

Why is AIR referred to as a REIT, and what is a REIT?

AIR will elect to be subject to tax as a REIT for U.S. federal income tax purposes commencing with its initial taxable year ending December 31, 2020.

A REIT is a company that derives most of its income from real property or real estate mortgages and has elected to be subject to tax as a REIT. If a corporation elects to be subject to tax as a REIT and qualifies as a REIT, it will generally not be subject to U.S. federal corporate income taxes on income that it currently distributes to its stockholders. A company’s qualification as a REIT depends on its ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels to its stockholders, and the concentration of ownership of its capital stock.

Why is the Separation of AIR structured as a distribution?	Aimco believes that a distribution of AIR Common Stock to its stockholders is an efficient way to separate our assets from the rest of Aimco’s portfolio and that the Separation will create benefits and value for AIR, Aimco, AIR OP and New OP, and our respective stockholders and unitholders.

How will the Separation of AIR work?

AIR will hold the equity of the entities that hold the AIR business, assets, and liabilities, including the Initial Leased Properties.

On the distribution date, Aimco will distribute AIR Common Stock to each holder of Aimco Common Stock on a pro rata basis, with each holder of Aimco Common Stock receiving one share of AIR Common Stock for each one share of Aimco Common Stock held as of the close of business on the record date.

The Separation of assets representing approximately 10% of the GAV, as of March 31, 2020, of Aimco will result in two, focused and independent companies. AIR OP will be approximately 95% owned by AIR, while New OP will be approximately 95% owned by Aimco.

What is the record date for the Separation?	The record date for determining the holders of Aimco Common Stock who will receive shares of AIR Common Stock in the Separation is the close of business on , 2020.

When will the Separation occur?	The Separation is expected to occur on or about , 2020, subject to the satisfaction or waiver of certain conditions described under “The Separation—Conditions to the Separation.”

What do Aimco stockholders need to do to participate in the Separation?	No action is required on the part of Aimco stockholders. If you hold Aimco Common Stock as of the record date, you will not be required to take any action in order to receive shares of AIR Common Stock in the Separation. No vote of Aimco’s stockholders is required or being sought in connection with the Separation. Therefore, we are not asking you for a proxy, and you are requested not to send us a proxy. The distribution will not affect the number of outstanding shares of Aimco Common Stock or any rights of Aimco common stockholders, although the market value of each share of Aimco Common Stock will be affected.

How will the rights of holders of Aimco Common Stock change after the Separation?	Holders of Aimco Common Stock will receive AIR Common Stock in connection with the Separation. The number of shares of Aimco Common Stock you own will not change as a result of the Separation, and your rights with respect to your Aimco Common Stock will not change. However, the market value of each share of Aimco Common Stock will be affected.

AIR intends to apply to list AIR Common Stock on the NYSE under the ticker symbol “AIRC.” Aimco Common Stock will continue to be traded on the NYSE after the Separation under the ticker symbol “AIV.”

If I sell my shares of Aimco Common Stock prior to the Separation, will I still be entitled to receive AIR Common Stock in the Separation?

If you hold shares of Aimco Common Stock as of the record date and decide to sell the shares prior to the distribution, you may choose to sell such shares with or without your entitlement to receive shares of AIR Common Stock. If you sell your Aimco Common Stock in the “due-bills” market after the record date and prior to the distribution, you will also be selling your right to receive shares of AIR Common Stock in connection with the Separation. However, if you sell your Aimco Common Stock in the “ex-distribution” market after the record date and prior to the distribution, you will still receive shares of AIR Common Stock in the Separation.

If you sell your Aimco Common Stock after the record date and prior to the distribution, you should make sure your bank or broker understands whether you want to sell your Aimco Common Stock with shares of AIR Common Stock you will receive in the Separation or without such shares of AIR Common Stock. You should consult your financial advisors, such as your bank, broker or tax advisor, to discuss your options and alternatives. See “The Separation—Listing and Trading of AIR Common Stock” for additional details.

How will fractional shares be treated in the Separation?	No fractional shares will be distributed in connection with the Separation. Instead, holders of Aimco Common Stock will receive a cash payment equal to the value of such shares in lieu of fractional shares. See “The Separation—Treatment of Fractional Shares.”

What are the U.S. federal income tax consequences of the Separation?

As a REIT, Aimco distributes to its stockholders all or substantially all of its earnings and profits each year. As more specifically described in the sections referenced below, an amount equal to the fair market value of the AIR Common Stock you receive on the distribution date (plus any cash in lieu of fractional shares of AIR Common Stock) will generally be treated as a taxable dividend to the extent of your ratable share of any current or accumulated earnings and profits of Aimco (including gain recognized by Aimco in connection with the Separation). The excess will be treated as a non-taxable return of capital to the extent of your tax basis in shares of Aimco Common Stock and any remaining excess will be treated as capital gain.

Aimco will not be able to advise stockholders of the amount of earnings and profits of Aimco until after the end of the calendar year in which the Separation occurs. Aimco anticipates, however, that it will recognize a substantial amount of capital gain for tax purposes in connection with the Separation that will have the effect of substantially increasing its earnings and profits for the year. Aimco’s current estimate is $1.8 billion to $4.7 billion, assuming a $30 to $50 range for the value of shares of AIR Common Stock in the Separation.

In addition, substantial taxable income is expected from approximately $2 billion in property sales, most of which have already closed or are under contract to close prior to the Separation. Such taxable income, estimated at $1.6 billion to $1.7 billion, will be mostly distributed prior to the Separation in the form of dividends of cash and stock, or all stock, based on the election of the individual stockholder. Taxable stockholders will generally recognize taxable income associated with those property sales. A portion of this taxable income is expected to be distributed as part of the Separation.

Your tax basis in the shares of AIR Common Stock received will generally equal the fair market value of such shares on the distribution date. The fair market value of AIR Common Stock reported by Aimco to you on the Internal Revenue Service’s (the “IRS”) Form 1099-DIV may differ from the trading price of shares of AIR Common Stock on the distribution date. Your holding period for such shares will begin the day after the distribution date.

Your tax basis in shares of Aimco Common Stock held at the time of the distribution generally will be reduced (but not below zero) if the fair market value of AIR Common Stock distributed by Aimco in the Separation (plus any cash in lieu of fractional shares of AIR Common Stock) exceeds Aimco’s available current and accumulated earnings and profits. Your holding period for such shares of Aimco Common Stock will not be affected by the distribution. Aimco will not be able to advise stockholders of the amount of earnings and profits of Aimco until after the end of the 2020 calendar year.

The tax consequences to you of the Separation depend on your individual situation. You are urged to consult with your tax advisor as to the particular tax consequences of the Separation to you, including the applicability of any U.S. federal, state, local, and non-U.S. tax laws. For additional details, see “The Separation—U.S. Federal Income Tax Consequences of the Separation” and “U.S. Federal Income Tax Considerations.”

What are the conditions to the Separation?

The Separation is subject to the satisfaction or waiver by Aimco of a number of conditions, including, among others:

•  each of the Separation Agreement, the Employee Matters Agreement, the Property Management Agreements, the Master Services Agreement, the Master Leasing Agreement, and certain other ancillary agreements shall have been duly executed and delivered by the parties thereto;

•  the Restructuring shall have been completed in accordance with the Separation Agreement (other than those steps in the Restructuring contemplated to occur following the Separation);

•  Aimco shall have received such solvency opinions, each in such form and substance, as it shall deem necessary,

appropriate or advisable in connection with the consummation of the Separation;

•  the receipt by AIR of an opinion from Skadden, Arps to the effect that, commencing with AIR’s taxable year ending December 31, 2020, AIR will be organized in conformity with the requirements for qualification as a REIT under the Code, and AIR’s proposed method of operation will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws;

•  the receipt by Aimco of an opinion from Skadden, Arps to the effect that, commencing with Aimco’s taxable year ended December 31, 1994, Aimco has been organized in conformity with the requirements for qualification as a REIT under the Code, and Aimco’s actual method of operation through the date hereof has enabled, and its proposed method of operation will continue to enable, it to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws;

•  the SEC shall have declared effective AIR’s registration statement on Form 10, of which this information statement is a part, and New OP’s registration statement on Form 10, each under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and no stop order relating to the registration statements shall be in effect, and no proceedings for such purpose shall be pending before, or threatened by, the SEC, and this information statement shall have been made available to holders of Aimco Common Stock as of the record date;

•  all actions and filings necessary or appropriate under applicable federal, state or foreign securities, or “blue sky” laws and the rules and regulations thereunder, shall have been taken and, where applicable, become effective or been accepted;

•  the AIR Common Stock to be distributed in the Separation shall have been accepted for listing on the NYSE, subject to compliance with applicable listing requirements;

•  no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Separation, shall be threatened, pending or in effect;

•  any material governmental and third-party approvals shall have been obtained and be in full force and effect;

•  AIR and Aimco shall have entered into the financing transactions described in this information statement and contemplated to occur on or prior to the Separation, and the respective financings thereunder shall have been consummated and shall be in full force and effect;

•  Aimco has entered into a binding agreement with a third party to sell the Class A Preferred Stock;

•  Aimco and AIR shall each have taken all necessary actions that may be required to provide for the adoption by AIR of its amended and restated charter and bylaws, and AIR shall have filed its related Articles of Amendment and Restatement with the Maryland State Department of Assessments and Taxation;

•  AIR shall have adopted the amended and restated articles of incorporation and amended and restated bylaws; and

•  no event or development shall have occurred or exist that, in the judgment of the board of directors of Aimco, in its sole discretion, makes it inadvisable to effect the Separation. We cannot assure you that all of the conditions will be satisfied or waived.

See “The Separation—Conditions to the Separation” for additional details.

Can Aimco decide to terminate the Separation even if all the conditions have been satisfied?	Yes. The Separation is subject to the satisfaction or waiver by Aimco of certain conditions. Until the Separation has occurred, Aimco has the right to terminate the Separation, even if all of the conditions have been satisfied, if the board of directors of Aimco determines, in its sole discretion, that the Separation is not in the best interests of Aimco and its stockholders or that market conditions or other circumstances are such that the Separation is no longer advisable at that time.

Does AIR intend to pay cash dividends?	Following the Separation, AIR will be required to distribute annually to holders of its common stock at least 90% of its “real estate investment trust taxable income,” which is generally equivalent to net taxable ordinary income (and may be all cash or a combination of cash and stock satisfying the requirements of applicable law). AIR’s board of directors will determine and declare AIR’s dividends. In making a dividend determination, AIR’s board of directors will consider a variety of factors, including: REIT distribution requirements; current market conditions; liquidity needs; and other uses of cash, such as for deleveraging and accretive investment activities. AIR’s board of directors is expected to target a dividend payout ratio between 65% and 80% of AFFO, and we expect to pay our first dividend in May 2021. For more information, see “Dividend Policy.”

What will happen to Aimco equity awards in connection with the Separation?	Any equity awards relating to shares of Aimco Common Stock will be adjusted to reflect the impact of the Separation. Specifically, it is expected that each outstanding time or performance-vesting Aimco equity award will be converted into awards both of shares of Aimco Common Stock and of shares of AIR Common Stock. The number of shares of Aimco Common Stock and AIR Common Stock subject to each converted award will be determined in a manner intended to preserve the aggregate value of the original Aimco equity award as measured immediately before the Separation.

What will be the relationship between Aimco and AIR following the Separation?	After the completion of the Separation, AIR and Aimco will be two, focused and independent companies. AIR and Aimco will enter into the Separation Agreement, the Employee Matters Agreement, the Property Management Agreements, and the Master Services Agreement, the Master Leasing Agreement, among others. Such agreements will govern our relationship with Aimco and its subsidiaries from and after the Separation, including certain allocations of assets and liabilities and obligations attributable to periods prior to the Separation, and our rights and obligations, including indemnification arrangements for certain liabilities after the Separation, ongoing services, including property management services, provided by us to Aimco, or our leases to Aimco of the leased properties, including the Initial Leased Properties. AIR will initially provide Aimco with property management services and customary administrative and support services. We will also be the beneficiaries of three-year, $534 million, notes payable by Aimco’s subsidiary, New Sub REIT. See “Our Relationship with Aimco Following the Separation.”

Will I receive physical certificates representing shares of AIR Common Stock following the Separation?	No. No physical certificates representing shares of AIR Common Stock will be issued. Instead, Aimco, with the assistance of Computershare Trust Company, N.A., the distribution agent, will cause the securities to be issued electronically shares of AIR Common Stock to you or to your bank or brokerage firm or 401(k) plan or other channel on your behalf by way of direct registration in book-entry form. The distribution agent will mail you a book-entry account statement that reflects your shares of AIR Common Stock, or your bank or brokerage firm will credit your account for the securities or it will be reflected in your 401(k) or other statement. A benefit of issuing the securities electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates. See “The Separation—Manner of Effecting the Separation.”

What will the price be for my shares of AIR Common Stock and when will I be able to trade such shares?	There is no current trading market for AIR Common Stock. AIR intends to apply to list AIR Common Stock on the NYSE under the ticker symbol “AIRC.” We anticipate that a limited market, commonly known as a “when-distributed” trading market, will develop at some point following the record date, and that “regular-way” trading in shares of AIR Common Stock will begin on the first trading day following the distribution. If trading begins on a “when-distributed” basis, you may purchase or sell AIR Common Stock up to and including the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for AIR Common Stock before, on or after the distribution date.

Will the number of shares of Aimco Common Stock that I own change as a result of the Separation?	No. The number of shares of Aimco Common Stock you own will not change as a result of the Separation.

If you own Aimco Common Stock as of the close of business on the record date, you will receive one share of AIR Common Stock for each share of Aimco Common Stock that you own on the record date.

Will my shares of Aimco Common Stock continue to trade after the Separation?	Yes. Aimco Common Stock will continue to be traded on the NYSE after the Separation under the ticker symbol “AIV.”

Will AIR or AIR OP incur or assume indebtedness in connection with the Separation?	Yes. It is expected that AIR and its subsidiaries will have a revolving credit facility and a term loan credit facility, each of which may be secured by certain equity interests in subsidiaries of AIR, and which credit facilities are expected to be a continuation of Aimco’s existing revolving credit facility and term loan credit facility, subject to such changes to reflect the new corporate structure and market conditions. However, the terms and conditions remain under discussion and are subject to change. In addition, we anticipate that AIR and AIR OP (through ownership of our subsidiaries) will assume or retain existing property-level indebtedness related to the properties we will own after the Separation.

Are there risks associated with owning AIR Common Stock?	Yes. Our business is subject to both general and specific risks and uncertainties relating to our business, including risks specific to our ownership of real estate and the real estate industry in which we operate, our leverage, our relationship with Aimco and its subsidiaries, and Aimco’s and AIR’s status as two, focused and independent companies. Our business is also subject to risks relating to the Separation. These risks are described in the “Risk Factors—Risks Related to the Separation” section in this information statement and are described in more detail in the “Risk Factors” section of this information statement. We encourage you to read those sections carefully.

Do I have appraisal rights in connection with the Separation?	No. Aimco stockholders will not have any appraisal rights in connection with the Separation.

Who is the transfer agent for AIR Common Stock?	The transfer agent for the AIR Common Stock will be Computershare Trust Company, N.A.

Where can I get more information?	If you have any questions relating to the Separation, AIR Common Stock, AIR OP Common Units, Aimco Common Stock or New OP Units, you should contact Aimco at:

Apartment Investment and Management Company Investor Relations 4582 South Ulster Street, Suite 1700 Denver, CO 80237

Phone: (303) 793-4661 Email: Investor@aimco.com

SUMMARY HISTORICAL CONSOLIDATED AND

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

Set forth below are the summary historical consolidated financial data of Aimco (as Aimco exists prior the Separation, “AIR Predecessor”) and AIR Predecessor’s summary unaudited pro forma combined financial data as of the dates and for the periods presented. The summary historical condensed consolidated financial data as of September 30, 2020, and for the nine months ended September 30, 2020 and 2019, as set forth below, were derived from AIR Predecessor’s unaudited condensed consolidated financial statements, which are included elsewhere in this information statement. The summary historical consolidated financial data as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018, and 2017, as set forth below, were derived from AIR Predecessor’s audited consolidated financial statements, which are included elsewhere in this information statement. In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

AIR Predecessor’s unaudited pro forma consolidated financial data have been derived from the historical consolidated financial statements. AIR Predecessor’s unaudited pro forma condensed consolidated balance sheet as of September 30, 2020, assumes the Separation and the related transactions occurred on September 30, 2020. AIR Predecessor’s unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2020, and for the year ended December 31, 2019, assume the Separation and the related transactions occurred on January 1, 2019. The following unaudited pro forma consolidated financial data gives effect to the Separation and the related transactions, including: (i) the distribution of                  shares of AIR Common Stock by Aimco to Aimco common stockholders in the Separation, the distribution of New OP Units by AIR OP to the holders of AIR OP Common Units (and subsequent distribution to Aimco by holders of AIR OP Common Units that are subsidiaries of Aimco), and the sale of AIR Class A Preferred Stock to a third party, (ii) the impact of the Property Management Agreements, Master Services Agreement and the Master Leasing Agreement between us and New OP and Aimco, and (iii) incremental costs recorded within general and administrative expenses related to employment agreements.

AIR Predecessor’s unaudited pro forma consolidated financial statements are not necessarily indicative of what our actual financial position and results of operations would have been if the Separation and related transactions occurred on the dates indicated, nor does it purport to represent our future financial position or results of operations. The unaudited pro forma adjustments are based on information and assumptions that we consider reasonable and factually supportable.

Since the information presented below is only a summary and does not provide all of the information contained in the historical consolidated financial statements of AIR Predecessor or our unaudited pro forma consolidated financial statements, including the related notes, you should read the section herein entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and AIR Predecessor’s historical consolidated financial statements and notes thereto and our unaudited pro forma consolidated financial statements and the notes thereto included elsewhere in this information statement.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally acceptable accounting principles (“GAAP”). GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting periods. Actual results could differ from these estimates.

AIR expects to operate in a manner intended to enable it to qualify as a REIT under Sections 856-860 of the Code. A REIT that distributes at least 90% of its “real estate investment trust taxable income” as a dividend to its stockholders each year and that meets certain other conditions will not be taxed on that portion of its taxable income that is distributed to its stockholders. Since AIR will operate as a REIT and distributes 100% of taxable income to its stockholders, no provision for U.S. federal income taxes has been made in the accompanying combined financial statements. The assets are also subject to certain other taxes, including state and local taxes that are included in general and administrative expenses in the combined statements of operations.

	Nine Months Ended September 30,			Year Ended December 31,
(in thousands, except per share data)	Pro Forma 2020 (unaudited)	2020 (unaudited)	2019 (unaudited)	Pro Forma 2019 (unaudited)	2019	2018	2017
STATEMENT OF OPERATIONS:
Total revenues	$541,605	$658,815	$684,262	$732,724	$914,294	$972,410	$1,005,437
Total operating expenses	442,310	577,444	564,117	599,862	757,521	756,654	811,454
Net income	40,403	27,366	365,261	73,161	508,027	716,603	347,079
Net income attributable to AIR per common share—basic	$0.24	$0.14	$2.26	$0.37	$3.16	$4.34	$2.02
Net income attributable to AIR per common share—diluted	$0.24	$0.14	$2.26	$0.37	$3.15	$4.34	$2.02

	As of September 30,		As of December 31,
(in thousands)	Pro Forma 2020 (unaudited)	2020 (unaudited)	2019	2018
BALANCE SHEET DATA:
Net real estate	$4,714,493	$6,039,984	$6,019,307	$5,723,475
Total assets	6,210,846	7,042,129	6,828,739	6,190,004
Total indebtedness	3,898,766	4,406,797	4,505,590	4,075,665
Total liabilities	3,969,966	4,821,512	4,866,164	4,325,072
Total equity	2,161,431	2,136,797	1,860,795	1,763,641

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2020 (unaudited)	2019 (unaudited)	2019	2018	2017
CASH FLOW DATA:
Net cash provided by operating activities	$265,876	$278,748	$374,472	$396,388	$392,072
Net cash (used in) provided by investing activities	(355,969)	(16,005)	(205,413)	121,846	13,019
Net cash provided by (used in) financing activities	180,882	(242,113)	(63,952)	(588,180)	(393,700)
(in thousands, unaudited)
OTHER DATA:
Pro forma Funds From Operations (“Pro forma FFO”)(1)	$283,665	$274,572	$370,702	$382,698	$383,733

	Three Months Ended September 30,		Three Months Ended December 31,
(in thousands, unaudited)	2020	2019	2019	2018		2017
ADJUSTED EBITDAre:
Net (loss) income	$(24,815)	$3,970	$142,766	$5,266	(2)	$262,097	(2)
Adjusted EBITDAre(1)	125,041	139,034	142,735	144,582	(4)	141,245	(4)
Annualized Adjusted EBITDAre(1)(3)	500,164	556,136	570,940	578,328	(4)	564,980	(4)

(1)	Pro forma FFO and Adjusted EBITDAre are non-GAAP financial measures. Since these non-GAAP financial measures are not measures calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, our results reported under GAAP as indicators of our operating performance. These measures, as we calculate them, may not be comparable to similarly titled measures employed by other companies. We present these non-GAAP measures because management believes that they are meaningful to understanding our performance during the periods presented and its ongoing business. Non-GAAP measures are not prepared in accordance with GAAP and therefore are not necessarily comparable to similarly titled metrics or the financial results of other companies. These non-GAAP measures should be considered a supplement to, not a substitute for, or superior to, the corresponding financial measures calculated in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for definitions of Pro Forma FFO and Adjusted EBITDAre and an important discussion of their uses, inherent limitations, and reconciliations to their most directly comparable GAAP financial measure.
(2)	For the years ended December 31, 2018 and 2017, represents Net Income attributable to Aimco common stockholders.
(3)	We calculate Annualized Adjusted EBITDAre based on the most recent three-month Adjusted EBITDAre, annualized.
(4)

For the years ended December 31, 2018 and 2017, we calculated Adjusted EBITDA instead of Adjusted EBITDAre. For an explanation of how Adjusted EBITDA is calculated, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

RISK FACTORS

The following sets forth material risks related to the Separation, AIR’s business, and the AIR Common Stock. You should carefully consider the following risks and other information contained in this information statement in evaluating us and the AIR Common Stock, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” contained in this information statement. The risks described below are not the only risks that AIR’s business faces or that the separate companies will face after the consummation of the Separation and the related transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially and adversely affect either company’s business, financial condition, and could, in turn, impact the trading price of the AIR Common Stock.

RISKS RELATED TO OUR BUSINESS

Pandemics, such as COVID-19, may affect our ability to collect rents and late fees from tenants, and our ability to evict tenants, in addition to having other negative effects on our business, which in turn could adversely affect our financial condition and results of operations.

A local, regional, national or international outbreak of a contagious disease, such as COVID-19, could negatively impact our tenants and our operations. The World Health Organization declared COVID-19 to be a pandemic on March 11, 2020. The outbreak of the COVID-19 pandemic has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving and many countries, including the United States, have reacted by instituting a wide variety of measures including states of emergency, mandatory quarantines, required business and school closures, implementing “shelter in place” orders, and restricting travel. In addition, many cities and states have enacted, or are considering enacting, exceptions to contractual obligations for residents and commercial tenants, including government mandated rent delays or other abatement measures or concessions or prohibitions on lease terminations or evictions. Many experts predict that the outbreak will trigger a period of material global economic slowdown or a global recession.

Factors that have negatively impacted, or would negatively impact, our operations or those of entities in which we hold a partial interest, during the COVID-19 pandemic or another pandemic include:

•	our ability to collect rents and late fees on a timely basis or at all, without reductions or other concessions;

•	our ability to evict residents for non-payment and for other reasons;

•	our ability to ensure business continuity in the event our continuity of operations plan is not effective or improperly implemented or deployed during a disruption;

•	fluctuations in regional and local economies, local real estate conditions, and rental rates;

•	our ability to control incremental costs associated with COVID-19;

•	our ability to dispose of communities at all or on terms favorable to us;

•	our ability to complete redevelopments and developments and other construction projects as planned; and

•	potential litigation relating to the COVID-19 pandemic.

Given the ongoing and dynamic nature of the circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the impact of this outbreak will be on the global economy, our residents and commercial tenants, our communities, and the operations of entities in which we hold a partial interest, or for how long disruptions are likely to continue. The extent of such impact will depend on developments, which are highly uncertain, rapidly evolving and cannot be predicted, including the ability to contain the virus, the duration of measures implemented, and the overall impact of these measures. Such developments, depending on their nature, duration, and intensity, could have a material adverse effect on our operating results and financial condition. The COVID-19 pandemic also may have the effect of heightening many of the other risks described below.

If Aimco is unable to successfully redevelop or develop new properties in a timely manner or at all or fails to perform under our agreements with it, it could materially adversely affect our financial condition and results of operations.

From time to time, we may receive redeveloped or developed property from Aimco (including the Initial Leased Properties, following any development, redevelopment and/or lease-up thereof), with the option to pay a certain amount based on then-current fair market value of the redevelopment and development improvements (in some cases, at a small discount thereto) once the applicable property has reached and maintained stabilization (so long as the fair market value of the property at stabilization is not less than the fair market value of such property at lease inception). We will initially depend on Aimco to provide us with the option to obtain newly redeveloped or developed properties. In addition to the risks associated with the ownership of real estate investments in general, there are significant risks to Aimco associated with Aimco’s redevelopment and development activities. If Aimco is unsuccessful in redeveloping or developing properties and fails to perform under our agreements with it, it could have an impact on our ability to grow our portfolio and to acquire stabilized properties at prices favorable to us, which could have a material adverse effect on our financial condition and results of operations.

Failure to generate sufficient net operating income may adversely affect our liquidity, limit our ability to fund necessary capital expenditures, or adversely affect our ability to pay dividends or distributions.

Our ability to fund necessary capital expenditures on our communities depends on, among other things, our ability to generate net operating income in excess of required debt payments. If we are unable to fund capital expenditures on our communities, we may not be able to preserve the competitiveness of our communities, which could adversely affect their net operating income and long-term value.

Our ability to make payments to our investors depends on our ability to generate net operating income in excess of required debt payments and capital expenditure requirements. Our net operating income and liquidity may be adversely affected by events or conditions beyond our control, including:

•	the general economic climate;

•

an inflationary environment in which the costs to operate and maintain our communities increase at a rate greater than our ability to increase rents, which we can only do upon renewal of existing leases or at the inception of new leases;

•	competition from other apartment communities and other housing options;

•	local conditions, such as loss of jobs, unemployment rates, or an increase in the supply of apartments, that might adversely affect apartment occupancy or rental rates;

•	changes in governmental regulations and the related cost of compliance;

•	changes in tax laws and housing laws, including the enactment of rent control laws or other laws regulating multifamily housing; and

•	changes in interest rates and the availability of financing.

Competition could limit our ability to lease apartment homes, increase or maintain rents or execute our development strategy.

Our apartment communities and the apartment communities we manage compete for residents with other housing alternatives, including other rental apartments and condominiums, and, to a lesser degree, single-family homes that are available for rent, as well as new and existing condominiums and single-family homes for sale. Competitive residential housing, as well as household formation and job creation in a particular area, could adversely affect our ability to lease apartment homes and to increase or maintain rental rates.

Because real estate investments are relatively illiquid, we may not be able to sell apartment communities when appropriate.

Real estate investments are relatively illiquid and generally cannot be sold quickly. REIT tax rules also restrict our ability to sell apartment communities. Thus, we may not be able to change our portfolio promptly in response to changes in economic or other market conditions. Our ability to dispose of apartment communities in the future will depend on prevailing economic and market conditions, including the cost and availability of financing. This could have a material adverse effect on our financial condition or results of operations.

If we are not successful in our acquisition of apartment communities, our results of operations could be adversely affected.

The selective acquisition of stabilized apartment communities when it has a favorable cost of capital (including the use of AIR OP Common Units as an acquisition currency) is a component of our strategy. However, we may not be able to complete transactions successfully in the future. Although we seek to acquire apartment communities when such acquisitions increase our free cash flow and internal rates of return, and are accretive to net asset value, such transactions may fail to perform in accordance with our expectations. In particular, following acquisition, the value and operational performance of an apartment community may be diminished if obsolescence or neighborhood changes occur before we are able to sell the apartment community. This could have an adverse effect on our financial condition or results of operations.

Potential liability or other expenditures associated with potential environmental contamination may be costly.

Various federal, state, and local laws subject apartment community owners or operators to liability for management, and the costs of removal or remediation, of certain potentially hazardous materials that may be present in the land or buildings of an apartment community. Potentially hazardous materials may include polychlorinated biphenyls, petroleum-based fuels, lead-based paint, or asbestos, among other materials. Such laws often impose liability without regard to fault or whether the owner or operator knew of, or was responsible for, the presence of such materials. The presence of, or the failure to manage or remediate properly, these materials may adversely affect occupancy at such apartment communities as well as the ability to sell or finance such apartment communities. In addition, governmental agencies may bring claims for costs associated with investigation and remediation actions, damages to natural resources, and for potential fines or penalties in connection with such damage or with respect to the improper management of hazardous materials. Moreover, private plaintiffs may potentially make claims for investigation and remediation costs they incur or personal injury, disease, disability, or other infirmities related to the alleged presence of hazardous materials at an apartment community. In addition to potential environmental liabilities or costs associated with our current apartment communities, we may also be responsible for such liabilities or costs associated with communities we acquire or manage in the future, or apartment communities we no longer own or operate.

Rent control laws and other regulations that limit our ability to increase rental rates may negatively impact our rental income and profitability.

State and local governmental agencies may introduce rent control laws or other regulations that limit our ability to increase rental rates, which may affect our rental income. Especially in times of recession and economic slowdown, rent control initiatives can acquire significant political support. If rent controls unexpectedly became applicable to certain of our properties, our revenue from and the value of such properties could be adversely affected.

Laws benefiting disabled persons may result in our incurrence of unanticipated expenses.

Under the Americans with Disabilities Act of 1990, or ADA, all places intended to be used by the public are required to meet certain federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988, or FHAA, requires apartment communities first occupied after March 13, 1991, to comply with design and construction requirements for disabled access. For those apartment communities receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. These and other federal, state, and local laws may require structural modifications to our apartment communities or changes in policy/practice, or affect renovations of the communities. Noncompliance with these laws could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. Although we believe that our apartment communities are substantially in compliance with present requirements, we may incur unanticipated expenses to comply with the ADA, the FHAA, and the Rehabilitation Act of 1973 in connection with the ongoing operation of our apartment communities and the apartment communities we manage.

Moisture infiltration and resulting mold remediation may be costly.

Although we will be proactively engaged in managing moisture intrusion and preventing the presence of mold at our apartment communities, it is not unusual for periodic moisture intrusion to cause mold in isolated locations within an apartment community. AIR has implemented policies, procedures, and training, and include a detailed moisture intrusion and mold assessment during acquisition due diligence. We believe these measures will manage mold exposure at our apartment communities and will minimize the effects that mold may have on our residents. To date, AIR has not incurred any material costs or liabilities relating to claims of mold exposure or to abate mold conditions. We will have only limited insurance coverage for property damage claims arising from the presence of mold and for personal injury claims related to mold exposure.

Although we will be insured for certain risks, the cost of insurance, increased claims activity, or losses resulting from casualty events may affect our financial condition and results of operations.

We will be insured for a portion of our consolidated apartment communities’ exposure to casualty losses resulting from fire, earthquake, hurricane, tornado, flood, and other perils, which insurance is subject to deductibles and self-insurance retention. We recognize casualty losses or gains based on the net book value of the affected apartment community and the amount of any related insurance proceeds. In many instances, the actual cost to repair or replace the apartment community may exceed its net book value and any insurance proceeds. We recognize the uninsured portion of losses as casualty losses in the periods in which they are incurred. In addition, we will be self-insured for a portion of our exposure to third-party claims related to our employee health insurance plans, workers’ compensation coverage, and general liability exposure. With respect to our exposure to claims of third parties, we establish reserves at levels that reflect our known and estimated losses. The ultimate cost of losses and the impact of unforeseen events may vary materially from recorded reserves, and variances may adversely affect our operating results and financial condition. We purchase insurance to reduce our exposure to losses and limit our financial losses on large individual risks. The availability and cost of insurance are determined by market conditions outside our control. No assurance can be made that we will be able to obtain and maintain insurance at the same levels and on the same terms as we do today. If we are not able to obtain or maintain insurance in amounts we consider appropriate for our business, or if the cost of obtaining such insurance increases materially, we may have to retain a larger portion of the potential loss associated with our exposures to risks.

Natural disasters and severe weather may affect our financial condition and results of operations.

Natural disasters such as earthquakes and severe weather such as hurricanes may result in significant damage to our apartment communities. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe (such as an earthquake) or destructive weather event (such as a hurricane) affecting a region may have a significant adverse effect on our financial condition and results of operations. We cannot accurately predict natural disasters or severe weather, or the number and type of such events that will affect us. As a result, our operating and financial results may vary significantly from one period to the next. Although we anticipate and plan for losses, there can be no assurance that our financial results will not be adversely affected by our exposure to losses arising from natural disasters or severe weather in the future that exceed our previous experience and assumptions.

We depend on our senior management.

Our success and our ability to implement and manage anticipated future growth depend, in large part, upon the efforts of our senior management team, who have extensive market knowledge and relationships, and exercise substantial influence over our operational, financing, acquisition, and disposition activity. Members of our senior management team have national or regional industry reputations that attract business and investment opportunities and assist us in negotiations with lenders, existing and potential tenants, and other industry participants. The loss of services of one or more members of our senior management team, or our inability to attract and retain similarly qualified personnel, could adversely affect our business, diminish our investment opportunities, and weaken our relationships with lenders, business partners, existing and prospective tenants, and industry participants, which could adversely affect our financial condition, results of operations, cash flow, per share trading price of AIR Common Stock and ability to make distributions to our stockholders.

Our business and operations would suffer in the event of significant disruptions or cyberattacks of our information technology systems or our failure to comply with laws, rules and regulations related to privacy and data protection.

Information technology, communication networks, and related systems are essential to the operation of our business. We use these systems to manage our resident and vendor relationships, internal communications, accounting and record-keeping systems, and many other key aspects of our business. Our operations rely on the secure processing, storage, and transmission of confidential and other information in our computer systems and networks, which also depend on the strength of our procedures and the effectiveness of our internal controls. Information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyberattacks.

Despite system redundancy, risk transfer, insurance, indemnification, the implementation of security measures, required employee awareness training, and the existence of a disaster recovery plan for our internal information technology systems, our systems, and systems maintained by third-party vendors with which we do business are vulnerable to damage from any number of sources. We face risks associated with energy blackouts, natural disasters, terrorism, war, telecommunication failures, and cyberattacks and intrusions, such as computer viruses, malware, attachments to emails, intrusion, and unauthorized access, including from persons inside our organization or from persons outside our organization with access to our systems. We may also incur additional costs to remedy damages caused by such disruptions. Although we make efforts to maintain the security and integrity of our systems and have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Any compromise of our security could also result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, loss or misuse of the information (which may be confidential, proprietary, or commercially sensitive in nature), and a loss of confidence in our security measures, which could harm our business.

We also are subject to laws, rules, and regulations in the United States, such as the California Consumer Protection Act, or CCPA (which became effective on January 1, 2020), relating to the collection, use, and security of employee and other data. Evolving compliance and operational requirements under the CCPA and the privacy and data security laws of other jurisdictions in which we operate impose significant costs that are likely to increase over time. Our failure to comply with laws, rules, and regulations related to privacy and data protection could harm our business or reputation.

“Sale of assets” provisions, such as in our Master Leasing Agreement, may have the effect of discouraging, delaying or preventing the sale of our properties.

Upon the occurrence of a sale of all or substantially all of our assets, as specified in our Master Leasing Agreement, Aimco will have the right to terminate the Master Leasing Agreement. The ability for Aimco to terminate the Master Leasing Agreement upon a sale of all or substantially all of our assets may have the effect of discouraging, delaying or preventing the sale of our properties, even if the sale of our properties would be beneficial to our stockholders.

There may be, or there may be the appearance of, conflicts of interest in our relationship with Aimco.

There may be, or there may be the appearance of, conflicts of interest in our relationship with Aimco. The Separation has been designed to minimize conflicts of interest between AIR and Aimco, however, there can be no assurance that such conflicts don’t exist.

Although each of AIR and Aimco will have an independent board of directors and independent management and will be incentivized to make decisions that are in the best interests of its respective business, Mr. Considine, along with Messrs. Miller and Stein, will serve on both AIR’s and Aimco’s boards of directors, however, such directors will recuse themselves from voting as members of either board of directors during the approval or disapproval of any transactions between the two companies.

The agreements between Aimco and us generally will not limit or restrict Aimco or its affiliates from engaging in any business or managing other entities that engage in business of the type conducted by us. Although AIR and Aimco will not generally engage in the same business, Aimco and its affiliates may in the future determine to manage apartment communities and other real estate assets, some of which may be in close proximity to certain of our apartment communities, or increase its ownership of stabilized apartment communities. Certain business opportunities appropriate for us may also in the future be appropriate for Aimco or its affiliates, and we may compete with Aimco for certain business opportunities. This may cause us to compete with Aimco for business opportunities or result in a change in our current business strategy.

Actual, potential, or perceived conflicts could give rise to investor dissatisfaction, settlements with stockholders, litigation or regulatory inquiries or enforcement actions. Appropriately dealing with conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential, actual or perceived conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially adversely affect our business in a number of ways, including causing a reluctance of counterparties to do business with us, a decrease in the prices of our equity securities, and a resulting increased risk of litigation and regulatory enforcement actions.

Our business could be negatively affected as a result of the actions of activist stockholders.

Publicly traded companies have increasingly become subject to campaigns by investors advocating corporate actions such as financial restructuring, increased borrowing, special dividends, stock repurchases, or even sales of assets or the entire company. Given our stockholder composition and other factors, it is possible our stockholders or future activist stockholders may attempt to effect such changes. Responding to proxy contests and other actions by such activist stockholders or others would be costly and time-consuming, disrupt our operations and divert the attention of our board of directors and senior management team from the pursuit of business strategies, which could adversely affect our results of operations and financial condition. Additionally, perceived uncertainties as to our future direction as a result of stockholder activism or changes to the composition of the board of directors may lead to the perception of a change in the direction of the business, instability or lack of continuity, which may be exploited by our competitors, cause concern to our current or potential lenders, partners, or others with whom we do business, and make it more difficult to attract and retain qualified personnel.

RISKS RELATED TO OUR INDEBTEDNESS AND FINANCING

Our debt financing could result in foreclosure of our apartment communities, prevent us from making distributions on our equity, or otherwise adversely affect our liquidity.

At the completion of the Separation, it is expected that we will have a revolving credit facility and a term loan credit facility, each of which may be secured by certain equity interests in subsidiaries of AIR, and which credit facilities are expected to be a continuation of Aimco’s existing revolving credit facility and term loan credit facility, subject to such changes to reflect the new corporate structure and market conditions. However, the terms and conditions remain under discussion and are subject to change. Over time, we may become party to one or more additional financing arrangements, including credit facilities or other bank debt, bonds, and mortgage financing. We also anticipate that certain entities that will be our subsidiaries after the Separation will assume or retain a certain amount of existing secured property-level indebtedness related to the properties we will own after the Separation.

In connection with such financing activities, we will be subject to the risk that our cash flow from operations will be insufficient to make required payments of principal and interest, and the risk that our indebtedness may not be refinanced or that the terms of any refinancing will not be as favorable as the terms of then-existing indebtedness. If we fail to make required payments of principal and interest on our non-recourse debt, our lenders could foreclose on the apartment communities and other collateral securing such debt, which would result in the loss to us of income and asset value. At the completion of the Separation, the majority of our apartment communities will be encumbered by debt. Our organizational documents do not limit the amount of debt that we may incur, and we have significant amounts of debt outstanding. Payments of principal and interest may leave us with insufficient cash resources to operate our communities or pay distributions required to maintain AIR’s qualification as a REIT.

Disruptions in the financial markets could affect our ability to obtain financing and the cost of available financing and could adversely affect our liquidity.

Our ability to obtain financing and the cost of such financing depends on the overall condition of the United States credit markets. During periods of economic uncertainty, the United States credit markets may experience significant liquidity disruptions, which may cause the spreads on debt financings to widen considerably and make obtaining financing, both non-recourse property debt and corporate borrowings such as those under a credit facility, more difficult. In particular, apartment borrowers have benefited from the historic willingness of the Federal National Mortgage Association, or Fannie Mae, and the Federal Home Loan Mortgage Corporation, or Freddie Mac, to make substantial amounts of loans secured by multifamily properties, even in times of economic distress. These two lenders are federally chartered and subject to federal regulation, which is subject to change, making uncertain their prospects and ability to provide liquidity in a future downturn.

If our ability to obtain financing is adversely affected, we may be unable to satisfy scheduled maturities on existing financing through other sources of liquidity, which could result in lender foreclosure on the apartment communities securing such debt and loss of income and asset value, both of which would adversely affect our liquidity.

Increases in interest rates would increase our interest expense and reduce our profitability.

As of December 31, 2019, AIR Predecessor had approximately $445.1 million of variable-rate indebtedness outstanding. We estimate that an increase or decrease in 30-day LIBOR of 100 basis points with constant credit risk spreads would increase or reduce interest expense by approximately $4.5 million on an annual basis.

As of December 31, 2019, AIR Predecessor had approximately $177.7 million in cash and cash equivalents and restricted cash, a portion of which bear interest at variable rates indexed to LIBOR-based rates, which may partially mitigate the effect of an increase in variable rates on our variable-rate indebtedness discussed above.

The potential phasing out of LIBOR after 2021 may affect our financial results.

In July 2017, the Financial Conduct Authority, which regulates LIBOR, announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. In 2018, the Alternative Reference Rates Committee identified the Secured Overnight Financing Rate, or SOFR, as the alternative to LIBOR. Whether or not SOFR attains market traction as a LIBOR replacement remains a question, and the future of LIBOR at this time is uncertain. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Due to the broad use of LIBOR as a reference rate, all financial market participants, including us, are impacted by the risks associated with this transition. To the extent that any of our debt agreements contain variable-rate interest based, in part, on LIBOR, any of these proposals or consequences could have a material adverse effect on our financing costs, and as a result, our financial condition, operating results, and cash flows.

Covenant restrictions may limit our operations and impact our ability to make payments to our investors.

Some of our existing and/or future debt and other securities may contain covenants that restrict our operations and impact our ability to make distributions or other payments to our investors unless certain financial tests or other criteria are satisfied. For example, our credit facilities are expected to provide, among other things, that we may not make dividends or distributions to our investors during any four consecutive fiscal quarters in an aggregate amount greater than 95% of our Nareit FFO (as defined below) for such period, subject to certain non-cash adjustments, or such amount as may be necessary to maintain our REIT status. AIR OP’s outstanding preferred units will prohibit the payment of dividends on AIR Common Stock or AIR OP Common Units if we fail to pay the dividends to which the holders of the preferred units are entitled. In addition, our debt agreements may contain other customary affirmative and negative covenants. Our credit facilities are expected to be a continuation of Aimco’s existing revolving credit facility and term loan credit facility, subject to such changes to reflect the new corporate structure and market conditions. However, the terms and conditions remain under discussion and are subject to change.

We may increase leverage, which could further exacerbate the risks associated with our substantial indebtedness.

We may decide to increase our leverage. Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the estimated market value of our assets and the ability of particular assets, and our company as a whole, to generate cash flow to cover the expected debt service. Although our credit facilities may limit our ability to incur additional indebtedness, our governing documents do not limit the amount of debt we may incur, and our board of directors may change our target debt levels at any time without the approval of our stockholders. We may incur additional indebtedness from time to time in the future to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our indebtedness could intensify.

RISKS RELATED TO THE SEPARATION

The board of directors of Aimco has reserved the right, in its sole discretion, to amend, modify, or abandon the Separation at any time prior to the distribution.

Until the Separation occurs, Aimco’s board of directors will have the sole discretion to amend, modify or abandon the Separation at any time prior to the distribution. This means Aimco may cancel or delay the planned distribution of AIR Common Stock if at any time the board of directors of Aimco determines, in its sole discretion, that the distribution of the AIR Common Stock or the terms thereof are not in the best interests of Aimco and its stockholders or that market conditions or other circumstances are such that the Separation is no longer advisable at that time. If Aimco’s board of directors determines to terminate the Separation, stockholders of Aimco will not receive any distribution of AIR Common Stock and holders of AIR OP Common Units will not receive any distribution of New OP Units, as applicable, and Aimco and AIR OP will be under no obligation whatsoever to their stockholders or equityholders, as applicable, to distribute such shares or units. In addition, the Separation is subject to the satisfaction or waiver (by Aimco in its sole discretion) of a number of conditions. See “The Separation—Conditions to the Separation.”

The historical and pro forma financial information included in this information statement may not be a reliable indicator of future results.

Our historical consolidated financial data and our unaudited pro forma consolidated financial data included in this information statement may not reflect our business, financial position results of operations had we been an independent company during the periods presented, or what our business, financial position, results of operations or cash flows will be in the future when we are an independent company. Prior to the Separation, our business has been operated by Aimco as part of one corporate organization and not operated as a stand-alone company.

Our historical consolidated financial data represents the financial position and results of operations of Aimco’s and AIR OP’s consolidated financial statements without giving effect to the Separation. Our historical consolidated financial statements include the parts of the Aimco business that will not be a part of the AIR business after the Separation, and therefore includes income, expenses, and other financial measures not attributable to our business. The consolidated financial statements do not necessarily reflect what our financial position, results of operations or cash flows would have been if we had been a stand-alone company during the periods presented, nor are they necessarily indicative of our future results of operations, financial position or cash flows.

The pro forma financial data included in this information statement includes adjustments based upon available information that our management believes to be reasonable to reflect these factors. However, the assumptions may change or may be incorrect, and actual results may differ, perhaps significantly. For these reasons, our cost structure may be higher, and our future performance may be worse, than the performance implied by the pro forma financial data presented in this information statement. For additional information about the basis of presentation of our combined historical financial data and our pro forma combined financial data included in this information statement, see “Description of Financing and Material Indebtedness,” “Capitalization,” “Summary Historical Consolidated and Unaudited Pro Forma Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this information statement.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Separation.

Following the Separation, we and Aimco will be two, focused and independent companies. We may not be able to achieve some or all of the benefits that we expect to achieve as a company independent from Aimco in the time we expect, if at all. For instance, it may take longer than anticipated for us to, or we may never, succeed in growing our business through the acquisition of new stabilized apartment communities or through our active management strategies.

The Separation could give rise to disputes or other unfavorable effects, which could materially and adversely affect our business, financial position or results of operations.

The Separation may lead to increased operating and other expenses, of both a nonrecurring and a recurring nature, and to changes to certain operations, which expenses or changes could arise pursuant to arrangements made between Aimco and us or could trigger contractual rights of, and obligations to, third parties. Disputes with third parties could also arise out of these transactions, and we could experience unfavorable reactions to the Separation from employees, lenders, ratings agencies, regulators or other interested parties. These increased expenses, changes to operations, disputes with third parties or other effects could materially and adversely affect our business, financial position or results of operations. In addition, following the Separation, disputes with Aimco could arise in connection with each of the Separation Agreement, the Employee Matters Agreement, the Property Management Agreements, the Master Services Agreement, the Master Leasing Agreement or certain other agreements.

In connection with the Separation, we have assumed and will assume, and will indemnify Aimco for, certain liabilities. If we are required to make payments pursuant to these indemnities, we may need to divert cash to meet those obligations and our financial results could be adversely affected. In addition, Aimco will indemnify us for certain liabilities. These indemnities may not be sufficient to insure us against the full amount of liabilities we incur, and Aimco may not be able to satisfy its obligations in the future.

Pursuant to the Separation Agreement, we will agree to assume and indemnify Aimco for certain liabilities, which may include, among other items, associated defense costs, settlement amounts, and judgments. Payments pursuant to these indemnities may be significant and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities allocated to Aimco, including those related to Aimco’s business after the completion of the Separation. Aimco will agree to indemnify us for such liabilities, but such indemnities may not be sufficient to protect us against the full amount of such liabilities. In addition, Aimco may not be able to fully satisfy its indemnification obligations with respect to the liabilities we incur. Even if we ultimately succeed in recovering from Aimco, any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, financial condition, results of operations, and cash flows.

Additionally, we will assume and be responsible for the payment of our share of certain liabilities of Aimco relating to, arising out of or resulting from the matters related to the AIR business and certain separation expenses not otherwise allocated to Aimco (or allocated specifically to us) pursuant to the Separation Agreement, and third parties could seek to hold us responsible for Aimco’s share of any such liabilities. Aimco will indemnify us for their share of any such liabilities, however, such indemnities may not be sufficient to protect us against the full amount of such liabilities, or Aimco may not be able to fully satisfy its indemnification obligations. In addition, even if we ultimately succeed in recovering from Aimco any amounts for which we are held liable in excess of our agreed share, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, financial condition, results of operations, and cash flows.

For more information, see “Our Relationship with Aimco Following the Separation.”

Although we intend to receive solvency opinions in connection with the Separation, the Separation may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws.

We intend to receive solvency opinions in connection with the Separation, however, a court could nonetheless deem the Separation or certain internal restructuring transactions undertaken by Aimco in connection therewith to be a fraudulent conveyance or transfer. Fraudulent conveyances or transfers are defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor-transferor was insolvent, or that rendered the debtor-transferor insolvent, inadequately capitalized or unable to pay its debts as they become due.

If a court were to find that any part of the Separation was a fraudulent transfer or conveyance, a court could void the Separation or impose substantial liabilities upon us, which could adversely affect our financial condition and our results of operations. Among other things, the court could require us to fund liabilities of other companies involved in the restructuring transactions for the benefit of creditors or require stockholders to return any dividends previously paid by AIR. Moreover, a court could void certain elements of the Separation or AIR could be awarded monetary damages for the difference between the consideration received by Aimco or its stockholders and the fair market value of the transferred property at the time of the Separation. Whether a transaction is a fraudulent conveyance or transfer will vary depending upon the jurisdiction whose law is being applied.

Although we have endeavored to enter into agreements on market terms, our agreements with Aimco may not reflect terms that would have resulted from arm’s-length negotiations with unaffiliated third parties.

The agreements related to the Separation, including the Separation Agreement, the Employee Matters Agreement, the Property Management Agreements, the Master Services Agreement, the Master Leasing Agreement, and certain other agreements, will have been entered into in the context of the Separation while we are still controlled by Aimco. As a result, although we have endeavored to enter into these agreements on market terms, they may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. The terms of the agreements being entered into in the context of the Separation concern, among other things, allocation of assets and liabilities attributable to periods prior to the Separation and the rights and obligations, including certain indemnification obligations, of Aimco and us after the Separation, certain services provided by us to Aimco and by Aimco to us after the Separation, and Aimco’s lease from us of the Initial Leased Properties. For a more detailed description, see “Our Relationship with Aimco Following the Separation” and “Description of Financing and Material Indebtedness.”

The distribution of AIR Common Stock is intended to be taxable and the distribution will generally be taxable to you as a dividend.

The distribution of AIR Common Stock is intended to be taxable. An amount equal to the fair market value of AIR Common Stock received by you on the distribution date (plus any cash received in lieu of fractional shares) will generally be treated as a taxable dividend to the extent of your ratable share of any current or accumulated earnings and profits of Aimco, with the excess treated first as a non-taxable return of capital to the extent of your tax basis in shares of Aimco Common Stock and then as capital gain. The fair market value of AIR Common Stock reported by Aimco to you on IRS Form 1099-DIV may differ from the trading price of AIR Common Stock on the distribution date. In addition, Aimco or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the distribution payable to non-U.S. stockholders, and any such withholding would be satisfied by Aimco or such agent withholding and selling a portion of the AIR Common Stock otherwise distributable to non-U.S. stockholders or by withholding from other property held in the non-U.S. stockholder’s account with the withholding agent. Your tax basis in shares of Aimco Common Stock held at the time of the distribution will be reduced (but not below zero) if the fair market value of AIR shares distributed by Aimco to you in the distribution (plus any cash received in lieu of fractional shares) exceeds your ratable share of Aimco’s available current and accumulated earnings and profits. Your holding period for such Aimco shares will not be affected by the distribution. Aimco will not be able to advise stockholders of the amount of earnings and profits of Aimco until after the end of the 2020 calendar year.

Additionally, Aimco’s current earnings and profits are measured as of the end of the tax year and are generally allocated to all distributions made during such tax year on a pro rata basis. As a result, a proportionate part of Aimco’s current earnings and profits for the entire taxable year of the Separation will be allocated to the Separation distribution. That proportionate part will be treated as dividend income to you even if you have not held Aimco stock for the entire taxable year of Aimco in which the Separation occurs. Thus, if you did not hold your Aimco Common Stock for the entire taxable year of Aimco in which the Separation occurs, you may be allocated a disproportionate amount of ordinary income attributable to Aimco’s current earnings and profits as a result of the Separation distribution.

Although Aimco will be treating the distribution as a taxable dividend and is ascribing a value to AIR shares in the distribution for tax purposes, this treatment and valuation is not binding on the IRS or any other tax authority. These taxing authorities could assert a different treatment, including treating the distributions as a partial liquidation, which could result in different treatment for non-corporate stockholders. Such treatment may result in Aimco having an insufficient dividend paid deduction to eliminate all of its taxable income and could require Aimco to pay a “deficiency dividend” to its stockholders and/or a tax payment to the IRS, which is indemnified by AIR pursuant to the Separation Agreement, and the amount of such indemnification payment could be significant.

These taxing authorities could also ascribe a higher valuation to AIR shares, particularly if our stock trades at prices significantly above the value ascribed to AIR shares by Aimco in the period following the distribution. Such a higher valuation may cause a larger reduction in the tax basis of your Aimco shares or may cause you to recognize additional dividend or capital gain income. You should consult your tax advisor as to the particular tax consequences of the distribution to you.

RISKS RELATED TO TAX LAWS AND REGULATIONS

AIR may fail to qualify as a REIT.

If AIR fails to qualify as a REIT, AIR will not be allowed a deduction for dividends paid to its stockholders in computing its taxable income and will be subject to United States federal income tax at regular corporate rates. This would substantially reduce our funds available for distribution to our investors. Unless entitled to relief under certain provisions of the Code, AIR also would be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. In addition, AIR’s failure to qualify as a REIT may place us in default under our credit facilities.

We believe that AIR will operate in a manner that enables it to meet the requirements for qualification and taxation as a REIT. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Moreover, even a technical or inadvertent mistake could jeopardize our REIT status. AIR’s qualification as a REIT will depend on its satisfaction of certain asset, income, investment, organizational, distribution, stockholder ownership, and other requirements on a continuing basis. AIR’s ability to satisfy the asset tests will depend upon our analysis of the fair market values of our assets, some of which are not susceptible to a precise determination, and for which we do not obtain independent appraisals. AIR’s compliance with the REIT annual income and quarterly asset requirements will also depend upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Moreover, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in subsidiaries or other issuers constitutes a violation of the REIT requirements. Moreover, future economic, market, legal, tax, or other considerations may cause AIR to fail to qualify as a REIT, or the board of directors of AIR may determine to revoke its REIT status.

Furthermore, if Aimco fails to remain qualified as a REIT for its 2020 and 2021 taxable years, and AIR will be deemed to be a “successor” of Aimco under Section 856 of the Code, then AIR may also fail to qualify as a REIT. There can be no assurance that Aimco will remain qualified as a REIT for its 2020 and 2021 taxable years.

REIT distribution requirements limit our available cash.

As a REIT, AIR will be subject to annual distribution requirements. AIR OP will pay distributions intended to enable AIR to satisfy its distribution requirements. This will limit the amount of cash available for other business purposes, including amounts to fund our growth. AIR will generally be required to distribute annually at least 90% of its “real estate investment trust taxable income,” which is generally equivalent to net taxable ordinary income, determined without regard to the dividends paid deduction and excluding any net capital gain, in order for its distributed earnings not to be subject to United States federal corporate income tax. We intend to make distributions to AIR’s stockholders to comply with the requirements applicable to REITs under the Code (which may be all cash or a combination of cash and stock satisfying the requirements of applicable law). However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell apartment communities or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement of the Code.

AIR may be subject to federal, state, and local income taxes in certain circumstances.

Even as a REIT, AIR may be subject to United States federal income and excise taxes in various situations, such as on its undistributed income. AIR could also be required to pay a 100% tax on any net income on non-arm’s-length transactions between AIR and a taxable REIT subsidiary (“TRS”) and on any net income from sales of apartment communities that were held for sale primarily in the ordinary course. State and local tax laws may not conform to the United States federal income tax treatment, and AIR may be subject to state or local taxation in various state or local jurisdictions in which AIR transacts business. Any taxes imposed on AIR would reduce our operating cash flow and net income and could negatively impact our ability to pay dividends and distributions.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

REITs are entitled to a United States federal tax deduction for dividends paid to their stockholders. As compared to other taxable corporations, this ability to reduce or eliminate the REIT’s taxable income by paying dividends to stockholders is a principal benefit of maintaining REIT status, generally resulting in a lower combined tax liability of the REIT and its stockholders as compared to that of the combined tax liability of other taxable corporations and their stockholders. Notwithstanding this combined benefit, dividends payable by REITs may result in marginally higher taxes to the stockholder.

C-corporations are generally required to pay United States federal income tax on earnings. After tax earnings are then available for stockholder dividends. The maximum United States federal tax rate applicable to income from “qualified dividends” payable to United States stockholders that are individuals, trusts, and estates is currently 20%, plus the 3.8% investment tax surcharge. While dividends payable by REITs are generally not eligible for the qualified dividend reduced rates, stockholders that are individuals, trusts, or estates, and meet certain requirements, may generally deduct 20% of the aggregate amount of ordinary dividends from REITs. This deduction is available for taxable years beginning after December 31, 2017, and before January 1, 2026, and will generally cause the maximum tax rate for ordinary dividends from REITs to be 29.6%, plus the 3.8% investment tax surcharge. The more favorable tax rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts, and estates to perceive investments in REITs to be relatively less attractive than investments in the shares of non-REIT corporates that pay dividends, which could adversely affect the value of the shares of REITs, including AIR Common Stock.

Complying with the REIT requirements may cause AIR to forgo otherwise attractive business opportunities.

To qualify as a REIT, AIR will need to continually satisfy tests concerning, among other things, the sources of its income, the nature and diversification of its assets, the amounts distributed to AIR stockholders, and the ownership of AIR stock. As a result of these tests, AIR may be required to make distributions to stockholders at disadvantageous times or when AIR does not have funds readily available for distribution, forgo otherwise attractive investment opportunities, liquidate assets in adverse market conditions, or contribute assets to a TRS that is subject to regular corporate federal income tax.

Changes to United States federal income tax laws could materially and adversely affect AIR and AIR’s stockholders.

The present United States federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial, or administrative action at any time, which could affect the United States federal income tax treatment of an investment in AIR Common Stock. The United States federal income tax rules dealing with REITs are constantly under review by persons involved in the legislative process, the IRS, and the United States Treasury Department, which results in statutory changes as well as frequent revisions to regulations and interpretations. We cannot predict how changes in the tax laws might affect AIR and AIR’s stockholders. Revisions in federal tax laws and interpretations thereof could significantly and negatively affect AIR ability to qualify as a REIT and the tax considerations relevant to an investment in AIR Common Stock, or could cause AIR to change its investments and commitments.

Government housing regulations may limit the opportunities at some of our apartment communities and failure to comply with resident qualification requirements may result in financial penalties or loss of benefits, such as rental revenues paid by government agencies. Additionally, the government may cease to operate or reduce funding for government housing programs, which would result in a loss of benefits from those programs.

We will own equity interests in entities that own certain apartment communities that benefit from governmental programs intended to provide housing to people with low or moderate incomes. These programs, which are usually administered by the United States Department of Housing and Urban Development, or HUD, or state housing finance agencies, typically provide one or more of the following: mortgage insurance; favorable financing terms; tax-exempt interest; historic or low-income housing tax credits; or rental assistance payments to the apartment community owners. As a condition of the receipt of assistance under these programs, the apartment communities must comply with various requirements, which typically limit rents to pre-approved amounts and limit our choice of residents to those with incomes at or below certain levels. Failure to comply with these requirements may result in financial penalties or loss of benefits. We will likely be required to obtain the approval of HUD in order to acquire or dispose of a significant interest in or manage a HUD-assisted apartment community. We may not always receive such approval.

RISKS RELATED TO AIR COMMON STOCK

There is no existing market for AIR Common Stock, and a trading market that will provide you with adequate liquidity may not develop for AIR Common Stock. In addition, once AIR Common Stock begins trading, the market price and trading volume of AIR Common Stock may fluctuate widely.

There is no current trading market for AIR Common Stock. The AIR Common Stock issued in the Separation will be trading publicly for the first time. We anticipate that a limited market, commonly known as a “when-distributed” trading market, will develop at some point following the record date, and that “regular-way” trading in shares of AIR Common Stock will begin on the first trading day following the distribution. However, an active trading market for AIR Common Stock may not develop as a result of the Separation or be sustained in the future. The lack of an active trading market may make it more difficult for you to sell your shares and could lead to our share price being depressed or more volatile.

For many reasons, including the risks identified in this information statement, the market price of AIR Common Stock following the Separation may be more volatile than the market price of Aimco Common Stock before the Separation. These factors may result in short-term or long-term negative pressure on the value of AIR Common Stock.

We cannot predict the prices at which AIR Common Stock may trade after the Separation. The market price of AIR Common Stock may fluctuate significantly, depending upon many factors, some of which may be beyond our control, including, but not limited to:

•	our financial condition and performance;

•	the financial condition of our tenants, including Aimco and its subsidiaries, including the extent of tenant bankruptcies or defaults;

•	our dividend policy;

•	a shift in our investor base;

•

the reputation of REITs and real estate investments generally and the attractiveness of REIT equity securities in comparison to other equity securities, including securities issued by other REITs, and fixed-income securities;

•	uncertainty and volatility in the equity and credit markets;

•	fluctuation in interest rates;

•	our quarterly or annual earnings, or those of other REITs;

•	actual or anticipated fluctuations in our operating results;

•	our ability to obtain financing as needed;

•	changes in laws and regulations affecting our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant investments, acquisitions or dispositions;

•	the failure of securities analysts to cover AIR Common Stock after the Separation;

•	the failure of securities indices that currently include Aimco Common Stock to add or substitute our common stock for that of Aimco after the completion of the Separation;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating performance and stock price of other REITs;

•	overall market fluctuations;

•	a decline in the real estate markets;

•	general economic conditions and other external factors; and

•	all other risk factors addressed elsewhere in this information statement.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of AIR Common Stock.

We cannot guarantee the timing, amount, or payment of dividends on AIR Common Stock.

We will be required to distribute annually to holders of AIR Common Stock at least 90% of our “real estate investment trust taxable income,” which is generally equivalent to net taxable ordinary income (and may be all cash or a combination of cash and stock satisfying the requirements of applicable law). Although we expect to target a dividend payout ratio between 65% and 80% of AFFO, our board of directors will determine the amount of, and declare, our dividends. Our board of directors’ decisions regarding the payment of dividends will depend on many factors, such as REIT distribution requirements, current market conditions, liquidity needs, and other uses of cash, such as for deleveraging and accretive investment activities, and other factors that it deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and access the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividend if we commence paying dividends. For more information, please refer to “Dividend Policy.”

We may choose to pay dividends in our own stock, in which case you could be required to pay income taxes in excess of the cash dividends you receive.

We may in the future distribute taxable dividends that are payable in cash and shares of AIR Common Stock where up to only 20% (or, for dividends declared between April 1, 2020, and December 31, 2020, 10%) of such a dividend is made in cash. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. Holder (as defined below under “U.S. Federal Income Tax Considerations”) sells the stock that it receives as a dividend in order to pay this tax, the sale proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain Non-U.S. Holders (as defined below under “U.S. Federal Income Tax Considerations”), we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of AIR Common Stock to pay taxes owed on dividends, it may put downward pressure on the trading price of AIR Common Stock.

It is unclear whether and to what extent we will be able to pay taxable dividends in cash and stock in future years. Moreover, the IRS may impose additional requirements with respect to taxable cash/stock dividends, including on a retroactive basis, or assert that the requirements for such taxable cash/stock dividends have not been met.

Future sales or distributions of AIR Common Stock could depress the market price for shares of AIR Common Stock.

The AIR Common Stock that Aimco intends to distribute to its stockholders in the Separation generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any holder of Aimco Common Stock to sell AIR Common Stock on or after the record date, it is possible that some Aimco stockholders will decide to sell some or all of the shares of AIR Common Stock that they receive in the Separation, including to pay any taxes payable by such stockholders upon receipt of AIR Common Stock.

In addition, some of the holders of Aimco Common Stock are index funds tied to stock or investment indices or are institutional investors bound by various investment guidelines. Companies are generally selected for investment indices, and in some cases selected by institutional investors, based on factors such as market capitalization, industry, trading liquidity, and financial condition. As a company separate from Aimco, we may initially have a lower market capitalization than Aimco has today, and our business will differ from the business of Aimco prior to the Separation. As a result, AIR Common Stock may not qualify for those investment indices. In addition, AIR Common Stock may not meet the investment guidelines of some institutional investors. Consequently, these index funds and institutional investors may have to sell some or all of the AIR Common Stock they receive in the Separation, which may result in a decline in the price of AIR Common Stock.

Any disposition by a significant stockholder of AIR Common Stock, or the perception in the market that such dispositions could occur, may cause the price of AIR Common Stock to fall. Any such decline could impair our ability to raise capital through future sales of AIR Common Stock. Further, AIR Common Stock may not qualify for other investment indices, including indices specific to REITs, and any such failure may discourage new investors from investing in AIR Common Stock.

The combined post-Separation value of Aimco Common Stock and AIR Common Stock may not equal or exceed the pre-Separation value of Aimco Common Stock.

We cannot assure you that the combined trading prices of Aimco Common Stock and AIR Common Stock after the Separation will be equal to or greater than the trading price of Aimco Common Stock prior to the Separation. Until the market has fully evaluated the stand-alone business of our company, the price at which shares of AIR Common Stock trades may fluctuate more significantly than might otherwise be typical, including volatility caused by general market conditions. Similarly, until the market has fully evaluated the business of Aimco without the portfolio of assets that will be allocated to AIR, the price at which Aimco Common Stock trades may fluctuate more significantly than might otherwise be typical.

RISKS RELATED TO OUR CORPORATE STRUCTURE

AIR and its subsidiaries may be prohibited from making distributions and other payments.

All of AIR’s apartment communities will be owned by subsidiaries of AIR OP, and all of AIR’s operations will be conducted by subsidiaries of Aimco. As a result, AIR will depend on distributions and other payments from AIR OP, and AIR OP will depend on distributions and payments from its subsidiaries in order to satisfy our financial obligations and make payments to our investors. The ability of AIR OP and its subsidiaries to make such distributions and other payments depends on their earnings and cash flows and may be subject to statutory or contractual limitations. As an equity investor in the REIT subsidiaries, AIR OP and its subsidiaries, our right to receive assets upon their liquidation or reorganization will be effectively subordinated to the claims of their creditors and any holders of preferred equity senior to our equity investments. To the extent that we are recognized as a creditor of such subsidiaries, our claims may still be subordinate to any security interest in or other lien on their assets and to any of their debt or other obligations that are senior to our claims.

Limits on ownership of shares specified in AIR’s charter may result in the loss of economic and voting rights by purchasers that violate those limits.

AIR’s charter will provide for restrictions on ownership and transfer of AIR’s shares of capital stock, including, certain restrictions that, subject to certain exceptions, will prevent any person from beneficially or constructively owning more than (i) 8.7% (or 15% in the case of certain pension trusts and registered investment companies), by value or number of shares, whichever is more restrictive, of the outstanding shares of AIR Common Stock, or (ii) 8.7% (or 15% in the case of certain pension trusts and registered investment companies) in aggregate value of the outstanding shares of all classes and series of AIR capital stock, including AIR Common Stock and any AIR preferred stock. The charter will also prohibit anyone from buying shares of AIR’s capital stock if the purchase would result in AIR losing its REIT status. This could happen if a transaction results in five or fewer individuals (applying certain attribution rules of the Code) owning 50% or more of the value of all of AIR’s shares of capital stock or in fewer than 100 persons owning all of AIR’s shares of capital stock.

In addition to the ownership limits described above, AIR’s charter will prohibit any person from (i) beneficially or constructively owning shares of our capital stock that would result in our being “closely held” under section 856(h) of the Code, (ii) transferring shares of our capital stock if such transfer would result in shares of our capital stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), (iii) beneficially or constructively owning shares of our stock to the extent such beneficial or constructive ownership in a tenant of AIR’s real property that is described in Section 856(d)(2)(B) of the Code if the income derived by AIR from such tenant would cause AIR to fail to satisfy any of the gross income requirements of Section 856(c) of the Code, (iv) beneficially or constructively owning shares of our capital stock if such ownership would result in our failing to qualify as a REIT, and (v) beneficially or constructively owning shares of stock to the extent such beneficial ownership of stock would result in us failing to qualify as a “domestically controlled qualified investment entity” within the meaning of section 897(h) of the Code.

If anyone acquires shares in excess of the ownership limits or in violation of the ownership requirements of the Code for REITs or the transfer restrictions in AIR’s charter:

•	the transfer will be considered null and void;

•	we will not reflect the transaction on AIR’s books;

•	we may institute legal action to enjoin the transaction;

•	we may demand repayment of any dividends received by the affected person on those shares;

•	we may redeem the shares;

•	the affected person will not have any voting rights for those shares; and

•	the shares (and all voting and dividend rights of the shares) will be held in trust for the benefit of one or more charitable organizations designated by AIR.

AIR may purchase the shares of capital stock held in trust at a price equal to the lesser of the price paid by the transferee of the shares or the then-current market price. If the trust transfers any of the shares of capital stock, the affected person will receive the lesser of the price paid for the shares or the then-current market price. An individual who acquires shares of capital stock that violate the above rules bears the risk that the individual:

•	may lose control over the power to dispose of such shares;

•	may not recognize profit from the sale of such shares if the market price of the shares increases;

•	may be required to recognize a loss from the sale of such shares if the market price decreases; and

•	may be required to repay to us any dividends received from us as a result of his or her ownership of the shares.

AIR’s charter may limit the ability of a third-party to acquire control of AIR.

The 8.7% and other ownership limits discussed above may have the effect of delaying or precluding acquisition by a third-party of control of AIR without the consent of the board of directors of AIR. AIR’s charter will authorize its board of directors to issue up to 1,022,175,000 shares of stock, consisting of 1,022,175,000 shares of AIR Common Stock and 1,000,000 shares of preferred stock. Under AIR’s charter, its board of directors will have the authority to classify and reclassify any of AIR’s unissued shares of capital stock into shares of capital stock with such preferences, conversion or other rights, voting power restrictions, limitations as to dividends, qualifications, or terms or conditions of redemptions as the AIR board of directors may determine. The authorization and issuance of a new class of capital stock could have the effect of delaying or preventing someone from taking control of AIR, where there is a difference of opinion between the AIR board of directors and others as to what is in AIR’s stockholders’ best interests. In addition, AIR’s charter will provide that AIR’s board of directors will initially be divided into three classes, denominated as Class I, Class II and Class III, with such classes serving until the 2021, 2022 and 2023 annual meeting of AIR stockholders, respectively, at which annual meetings each Class will be elected to a term expiring at the 2024 annual meeting of AIR stockholders (with classification ending at the 2024 annual meeting). The classification of our board of directors may also have the effect of delaying or precluding acquisition by a third-party of control of AIR without the consent of the board of directors of AIR.

The Maryland General Corporation Law may limit the ability of a third-party to acquire control of AIR.

As a Maryland corporation, AIR will be subject to various Maryland laws that may have the effect of discouraging offers to acquire AIR and increasing the difficulty of consummating any such offers, where there is a difference of opinion between the AIR board of directors and others as to what is in AIR’s stockholders’ best interests. The Maryland General Corporation Law, specifically the Maryland Business Combination Act, restricts mergers and other business combination transactions between AIR and any person who acquires, directly or indirectly, beneficial ownership of shares of AIR’s stock representing 10% or more of the voting power without prior approval of the board of directors of AIR. Any such business combination transaction could not be completed until five years after the person acquired such voting power, and generally only with the approval of stockholders representing 80% of all votes entitled to be cast and 66-2/3% of the votes entitled to be cast, excluding the interested stockholder, or upon payment of a fair price. The Maryland General Corporation Law, specifically the Maryland Control Share Acquisition Act, provides generally that a person who acquires shares of AIR’s capital stock representing 10% or more of the voting power in electing directors will have no voting rights unless approved by a vote of two-thirds of the shares eligible to vote. Additionally, the Maryland General Corporation Law provides, among other things, that the board of directors of AIR will have broad discretion in adopting stockholders’ rights plans and has the sole power to fix the record date, time, and place for special meetings of the stockholders. To date, AIR has not adopted a stockholders’ rights plan. In addition, the Maryland General Corporation Law provides that a corporation that (x) has at least three directors who are not officers or employees of the entity or related to an acquiring person and (y) has a class of equity securities registered under the Exchange Act, may elect in its charter or bylaws or by resolution of the board of directors to be subject to all or part of a special subtitle that provides that:

•	the corporation will have a staggered board of directors;

•

any director may be removed only for cause and by the vote of two-thirds of the votes entitled to be cast in the election of directors generally, even if a lesser proportion is provided in the charter or bylaws;

•	the number of directors may only be set by the board of directors, even if the procedure is contrary to the charter or bylaws;

•	vacancies may only be filled by the remaining directors, even if the procedure is contrary to the charter or bylaws; and

•

the secretary of the corporation may call a special meeting of stockholders at the request of stockholders only on the written request of the stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting, even if the procedure is contrary to the charter or bylaws.

AIR does not expect to make any of the elections described above effective as of the Separation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This information statement includes forward-looking statements, including the sections entitled “Summary,” “Risk Factors,” “The Separation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business and Properties.” Forward-looking statements include all statements that are not historical statements of fact and those regarding our intent, belief, or expectations, including, but not limited to, statements regarding: the anticipated timing, structure and benefits of the Separation; tax treatment and tax consequences of the Separation, including factors related thereto; any assumed or illustrative tax considerations and any statements or assumptions regarding holder tax situations; future financing plans, business strategies, growth prospects, and operating and financial performance; and expectations regarding the making of distributions and the payment of dividends.

Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “believe(s),” “plan(s),” “may,” “will,” “would,” “could,” “should,” “seek(s)” and similar expressions, or the negative of these terms, are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results differing materially from those projected, forecasted or expected. Although we believe that the assumptions underlying the forward-looking statements are reasonable, we can give no assurance that our expectations will be attained. Factors that could have a material adverse effect on our operations and future prospects or that could cause actual results to differ materially from our expectations include but are not limited to:

•	the effects of the coronavirus (COVID-19) pandemic on Aimco’s and AIR’s business and on the global and U.S. economies generally;

•

real estate and operating risks, including fluctuations in real estate values and the general economic climate in the markets in which we operate and competition for residents in such markets; national and local economic conditions, including the pace of job growth and the level of unemployment; the amount, location and quality of competitive new housing supply; the timing of acquisitions and dispositions; and changes in operating costs, including energy costs;

•

financing risks, including the availability and cost of capital markets’ financing; the risk that our cash flows from operations may be insufficient to meet required payments of principal and interest; and the risk that our earnings may not be sufficient to maintain compliance with debt covenants;

•	insurance risks, including the cost of insurance, natural disasters and severe weather such as hurricanes;

•	the effects of other global or national health pandemics, epidemics or concerns;

•

legal and regulatory risks, including costs associated with prosecuting or defending claims and any adverse outcomes; the terms of governmental regulations that affect us and interpretations of those regulations; and possible environmental liabilities, including costs, fines, or penalties that may be incurred due to necessary remediation of contamination of apartment communities presently or previously owned by us;

•	negative economic conditions in our geographies of operation;

•	uninsured or underinsured losses that our properties may experience and other unanticipated expenses, including environmental compliance costs and liabilities;

•	our ability to manage our indebtedness level, changes in the terms of such indebtedness and changes in market interest rates;

•

covenants in our debt agreements and in the Master Leasing Agreement may limit our operational flexibility, and a covenant breach or default could materially and adversely affect our business, financial position, or results of operations;

•	our ability to pay dividends and the tax treatment of such dividends for our stockholders;

•	our loss of key personnel;

•	our ability to qualify or maintain our status as a REIT;

•	whether or not the Separation is completed on the anticipated terms or at all;

•	the ability of AIR, AIR OP, Aimco and New OP to satisfy any necessary conditions to complete the Separation;

•	our ability to complete financings related to the Separation on acceptable terms or at all;

•	our relationship with Aimco following the Separation;

•	the ability to achieve some or all of the benefits that we expect to achieve from the Separation or to successfully operate as an independent company following the Separation;

•	activities by stockholder activists, including a proxy contest;

•

the ability and willingness of Aimco and its subsidiaries to meet or perform its obligations under any contractual arrangements that are entered into with us in connection with the Separation and any of its obligations to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities;

•	unexpected liabilities, disputes or other potential unfavorable effects related to the Separation; and

•

additional factors discussed in the sections entitled “Business and Properties,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this information statement.

Forward-looking statements speak only as of the date of this information statement. Except in the normal course of our public disclosure obligations, we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any statement is based.

THE SEPARATION

Overview of the Separation

Consistent with Aimco’s ongoing strategic planning, Aimco’s management and board of directors thoroughly evaluated a range of alternatives and transactions, and determined that the creation of AIR by separating assets representing approximately 10% of the GAV, as of March 31, 2020, of Aimco is the best path forward to enhance value for all stockholders.

Upon the satisfaction or waiver by Aimco of the conditions to the Separation, which are described in more detail in “—Conditions to the Separation” below, Aimco will effect the Separation by distributing 100% of AIR Common Stock held by Aimco pro rata to holders of Aimco Common Stock. The distribution of AIR Common Stock is expected to take place on                  , 2020. On the distribution date, each holder of Aimco Common Stock will receive one share of AIR Common Stock for each one share of Aimco Common Stock (and cash in lieu of fractional shares of Aimco Common Stock) held as of the close of business on the record date.

You will not be required to make any payment, or surrender or exchange your Aimco Common Stock, or take any other action to receive your AIR Common Stock to which you are entitled on the distribution date.

In connection with the Separation, we will enter into agreements with Aimco that set forth the relationship between us and Aimco following the Separation. See “Our Relationship with Aimco Following the Separation.”

Until the Separation has occurred, Aimco has the right to terminate the Separation, even if all of the conditions have been satisfied, if the board of directors of Aimco determines, in its sole discretion, that the Separation is not in the best interests of Aimco and its stockholders or that market conditions or other circumstances are such that the Separation is no longer advisable at that time. We cannot provide any assurances that the Separation will be completed. For a more detailed description of these conditions, see “—Conditions to the Separation.”

Reasons for the Separation

The decision by the Aimco board of directors was unanimous and is a result of years of ordinary course strategic review, many months of intensive meetings this calendar year, advice from financial, legal, tax, and accounting experts, and regular conversations with Aimco’s stockholders. Having listened to stockholders and recognizing the disconnect between the Aimco share price and NAV, the board’s goal is to simplify the business, reduce execution risk, reduce financial risk, and increase FFO and cash dividends by reducing the vacancy loss and overhead costs incurred during redevelopment and development. During the board’s deliberations, it saw the opportunity to replenish the income tax basis of Aimco’s properties by structuring the Separation to be taxable. After further discussion with Aimco’s stockholders, the board saw the opportunity to make other changes, enhancing governance while providing stability to operations during a turbulent time.

Consistent with Aimco’s ongoing strategic planning, Aimco’s management and board of directors thoroughly evaluated a range of alternatives and transactions, and determined that the Separation is the best path forward to enhance value for all stockholders for a number of reasons, including the following:

•

Creates two, focused and independent companies, each with the opportunity to pursue growth through the execution of distinctly different business plans. We believe that having two, focused and independent companies with distinct investment profiles will maximize the strategic focus and financial flexibility of each company to grow and return capital to stockholders. The Aimco board of directors believes that the two businesses, each with a clear focus, strong, independent boards of directors, dedicated management teams, and strengthened balance sheets, will create greater stockholder value as two companies than as one. The AIR business plan is to: (i) invest only in stabilized apartment communities; (ii) own a high-quality and diversified portfolio of stabilized multifamily properties; (iii) emphasize its comparative advantage in property operations, with high customer-defined satisfaction and retention, low rate of growth in controllable operating expenses, and high operating margins; (iv) maintain a strong balance sheet with leverage, net of cash and receivables, and weighted average interest expense, net of interest income, comparable to or lower than peers; (v) reduce execution risk through elimination of redevelopment and development activities; and (vi) operate with overhead costs estimated at about 15 basis points of GAV, lower than peers as a percentage of GAV. AIR has sold or will sell assets sufficient to reduce financial leverage by approximately $2 billion. AIR’s focus on the ownership of stabilized properties and active management is expected to result in higher and more predictable earnings, measured by FFO. The business plan for Aimco will be to: (i) focus on redevelopment and development projects, including those sourced by Aimco, those in collaboration with IQHQ, a leading developer of life science properties, and those leased from AIR; (ii) undertake complex transactions when warranted by risk-adjusted returns, including the opportunity for additional pipelines of redevelopment or development opportunities; (iii) capitalize its redevelopment, development, and acquisition activities primarily with private, project, or activity-specific capital; and (iv) rely on a relatively small executive team engaging with qualified partners to execute its redevelopment, development and acquisition activities. Aimco’s focus is expected to create long-term value for real estate investors and will provide Aimco with flexibility to pursue broader opportunities, including those that are short-term dilutive, longer-term to value realization, more complicated, better measured by NAV creation than FFO, or that involve more, non-recourse leverage.

•

Enhances investor transparency, better highlights the attributes of both companies, and provides investors with the option to invest in one or both companies. The Separation will provide each stockholder the opportunity to make an individual allocation of capital to one or both of the two differentiated businesses, each with a distinct investment risk/return profile: ownership of stabilized apartment communities through an investment in AIR; or redevelopment, development, and transactions through an investment in Aimco. The separation will enable potential investors and the financial community to evaluate Aimco and AIR separately and assess the merits, performance, and future prospects of their respective businesses. In addition, we believe the Separation will make AIR and Aimco more competitive and appealing to a broader investor audience moving forward, providing them with the opportunity to invest in two companies with compelling value propositions and distinct investment strategies. AIR is expected to have higher dividends, with FFO made more predictable due to lower leverage and reduced exposure to redevelopment and development. Aimco’s business is expected to be less predictable in terms of quarter over quarter activity but to also have higher long-term target returns commensurate with such level of risk. Investors can increase their allocation to Aimco or to AIR, depending on their preference.

•

Limits AIR’s exposure to risks associated with the redevelopment and development business. AIR will be able to invest in stabilized properties that it believes will better support its underlying business. AIR is expected to have limited to no risk of earnings or cash flow dilution from non-earning assets, and to have limited execution risk for redevelopment, development, and lease-ups, low leverage and lower overhead costs (both in total dollars and as a percentage of gross asset value). Through its relationship with Aimco, AIR is expected to retain access to some of the advantages of Aimco’s redevelopment and development business, such as newly developed and stabilized properties, without the execution risk, leverage or associated costs.

•

Provides our management teams with the ability to focus on our distinct businesses and be more closely aligned with the needs of investors. Each of AIR and Aimco will have an independent board of directors and independent management and will be incentivized to make decisions that are in the best interests of its respective business. The separation of the businesses will give each senior management team the opportunity to focus on the goals and expectations of each company’s investors. We expect that the separation of the experienced senior management teams and other key personnel operating our businesses will result in the ability for each company to better satisfy the needs of its respective stockholders.

•

Improves AIR’s access to capital markets. Aimco’s share price has traded at a consistent discount to NAV, making it difficult for Aimco to grow through raising new primary equity capital. The Separation is expected to increase FFO and AFFO at AIR and produce a better price to FFO ratio than has previously been given to Aimco while it owned all of the businesses of Aimco and AIR. In addition, we expect that de-leveraging and the prospect of a rating upgrade at AIR after the Separation are likely to provide AIR with enhanced access to corporate unsecured debt issuances at more favorable interest rates. As a result of the Separation, we expect AIR will have improved access to the capital markets and a strong capital structure tailored to its strategic goals, enabling investment in the acquisition of properties to grow its portfolio.

•

Increases financial flexibility. Aimco’s board of directors believes that a taxable Separation will increase AIR’s strategic and financial flexibility to grow, earn competitive returns on capital, and create long-term value for stockholders. The Separation will result in a refreshed tax basis for AIR, which enhances AIR’s ability to allocate capital by reducing tax friction and reduces the tax costs of future property sales and therefore enhances portfolio management. We also expect that this will reduce the need for future stock dividends and make cash dividends more likely to be a return of capital or capital gains for tax purposes, increasing their after-tax value for taxable investors.

The board of directors of Aimco also considered a number of potentially negative factors in evaluating the Separation, including the following:

•

Anticipated benefits of the Separation may not be realized. Following the Separation, AIR and Aimco will be two, focused and independent companies. AIR and/or Aimco may not be able to achieve some or all of the benefits that it expects to achieve as a company independent from the other in the time it expects, if at all. For instance, it may take longer than anticipated for AIR to, or AIR may never, succeed in growing its business through the acquisition of new stabilized apartment communities or through AIR’s active management strategies.

•	There may be disruptions to the business as a result of the Separation. The actions required to separate AIR and Aimco could disrupt AIR and Aimco’s operations after the Separation.

•

One-time costs of the Separation. AIR and Aimco will incur costs in connection with the transition to being separate public companies that may include accounting, tax, legal and other professional service costs, recruiting and relocation costs associated with hiring or reassigning personnel, costs to separate information systems, and, in the case of AIR, costs related to establishing a new brand identity in the market place.

•

There may be conflicts between AIR and Aimco. There may be, or there may be the appearance of, conflicts of interest in AIR’s relationship with Aimco. Mr. Considine, along with Messrs. Miller and Stein, will serve on both AIR’s and Aimco’s boards of directors, however, such directors will recuse themselves from voting as members of either board of directors during the approval or disapproval of any transactions between the two companies. The agreements between Aimco and us generally will not limit or restrict Aimco or its affiliates from engaging in any business or managing other entities that engage in business of the type conducted by us. Actual, potential, or perceived conflicts could give rise to investor dissatisfaction, settlements with stockholders, litigation, or regulatory inquiries or enforcement actions.

•

The Separation as structured is expected to result in certain tax liabilities for Aimco stockholders. In general, Aimco expects that the Separation will be treated as a taxable transaction for U.S. federal income tax purposes. As more specifically described in “The Separation—U.S. Federal Income Tax Consequences of the Separation” and “U.S. Federal Income Tax Considerations,” an amount equal to the fair market value of the AIR Common Stock stockholders receive on the distribution date will generally be treated as a taxable dividend to the extent of each stockholder’s ratable share of any current or accumulated earnings and profits of Aimco (including gain recognized by Aimco in connection with the Separation). The excess will be treated as a non-taxable return of capital to the extent of each stockholder’s tax basis in shares of Aimco Common Stock and any remaining excess will be treated as capital gain. Aimco will not be able to advise stockholders of the amount of earnings and profits of Aimco until after the end of the calendar year in which the Separation occurs.

The board of directors of Aimco concluded that the potential benefits of the Separation outweighed these factors. For more information, please refer to the section entitled “Risk Factors” included elsewhere in this information statement.

Manner of Effecting the Separation

The general terms and conditions relating to the Separation will be set forth in the Separation Agreement between us and Aimco and New OP. Under the Separation Agreement, the Separation is anticipated to be effective from and after 12:01 a.m. on                 , 2020.

Separation

On                  , 2020, the board of directors of Aimco declared the distribution of all AIR Common Stock on the basis of one share of AIR Common Stock for each one share of Aimco Common Stock held of record as of the close of business on the record date. The actual total number of shares of AIR Common Stock to be distributed will depend on the number of shares of Aimco Common Stock outstanding at the close of business on the record date. The shares of AIR Common Stock to be distributed will constitute all of the outstanding shares of AIR Common Stock immediately after the Separation.

In accordance with the terms of the Separation Agreement, AIR OP will cause the Aimco business (other than (i) a portion of the 16 Separate Portfolio Assets and (ii) its interest in Royal Crest Nashua LLC, which entity will be transferred to New OP for no consideration immediately after the distribution of New OP Units pursuant to a binding agreement entered into prior to such distribution) and certain other assets to be contributed to New OP in exchange for 100% of the outstanding New OP Units. Substantially all of Aimco’s (and its subsidiaries’) employees will become or remain employees of AIR OP (and its subsidiaries), while approximately 50 of Aimco’s (and its subsidiaries’) employees will become or remain employees of New OP (and its subsidiaries).

AIR OP will distribute 100% of the outstanding New OP Units to the holders of AIR OP Common Units (including AIR and AIR OP GP), pro rata with respect to their ownership of AIR OP Common Units as of the close of business on the record date. AIR and AIR OP GP will distribute their New OP Units to Aimco.

AIR OP will transfer its interests in Royal Crest Nashua LLC to New OP.

New OP or its subsidiaries and AIR OP and its subsidiaries will contribute the Separate Portfolio Assets to James-Oxford LP in exchange for common and preferred interests in James-Oxford LP. New OP will then contribute its interests in James-Oxford LP to New Sub REIT. AIR OP and its subsidiaries will sell their interests in James-Oxford LP (other than a less than 5% common interest) to New Sub REIT in exchange for notes payable to subsidiaries of AIR of $0.5 billion and certain other obligations. The transactions described above are intended to constitute taxable transactions with respect to the interests in James-Oxford LP.

Aimco will contribute its interest in AIR OP GP to AIR.

AIR will form Sub REIT 1 and Sub REIT 2, which will each elect to be treated as a corporation and a REIT for U.S. federal income tax purposes commencing with its initial taxable year ending December 31, 2020. AIR will contribute an amount of AIR OP Common Units representing a 34% limited partner interest in AIR OP to Sub REIT 1, and will contribute AIR OP Common Units representing a 34% limited partner interest in AIR OP and its interest in AIR OP GP to Sub REIT 2, each in exchange for common and preferred interests in Sub REIT 1 and Sub REIT 2 (as applicable), which transactions are intended to trigger gain for U.S. federal income tax purposes. Sub REIT 1 and Sub REIT 2 are expected to also have approximately 125 other holders of a nominal amount of non-participating non-voting preferred stock with an aggregate initial liquidation preference of approximately $125,000 to satisfy certain requirements for qualifying as a REIT for U.S. federal income tax purposes.

New OP will contribute the redevelopment and development business to Redev/Dev TRS. AIR OP will form Property Management LLC. AIR OP will then contribute the property management business to each of Property Management LLC and Property Management TRS (which has previously been formed). New OP and New Sub REIT will each contribute cash to Property Management TRS in exchange for preferred interests.

AIR will issue $2 million in Class A Preferred Stock to Aimco, subject to a binding commitment to sell such Class A Preferred Stock to unrelated investors.

Thereafter, Aimco will distribute 100% of the outstanding AIR Common Stock to Aimco common stockholders as of the record date on a pro rata basis.

Immediately following the Separation, Aimco will sell its Class A Preferred Stock in AIR to unrelated investors.

In summary, on the distribution date, (x) each holder of AIR OP Common Units will receive from AIR OP one New OP Unit for each one AIR OP Common Unit held as of the close of business on the record date, and (y) each Aimco common stockholder will receive from Aimco one share of AIR Common Stock for each one share of Aimco Common Stock held as of the close of business on the record date. Following such distribution by Aimco, Aimco and AIR will be two, focused and independent companies. AIR OP will be approximately 95% owned by AIR, while New OP will be approximately 95% owned by Aimco.

Stock Certificates

Neither Aimco nor AIR will be issuing physical certificates representing shares of AIR Common Stock. Instead, if you own Aimco Common Stock as of the close of business on the record date, the shares of AIR Common Stock that you are entitled to receive in the Separation, will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm or 401(k) plan or other channel on your behalf by way of direct registration in book-entry form. A benefit of issuing stock or units electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical certificates.

If you hold physical certificates that represent your shares of Aimco Common Stock and you are the registered holder of the shares of Aimco Common Stock represented by those certificates, the distribution agent will mail you an account statement that reflects the number of shares of AIR Common Stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of common stock registered in book-entry form, you are encouraged to contact Aimco Investor Relations by mail at 4582 South Ulster Street, Suite 1700, Denver, CO 80237, by phone at (303) 793-4661 or by email at investor@aimco.com.

Most Aimco stockholders hold their shares of Aimco Common Stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Aimco Common Stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of AIR Common Stock that you are entitled to receive as a result of the Separation. If you have any questions concerning the mechanics of having shares of AIR Common Stock held in “street name,” you are encouraged to contact your bank or brokerage firm.

Results of the Separation

After the completion of the Separation, we and Aimco will be two, focused and independent companies. Immediately following the Separation, AIR expects to have approximately 810 registered stockholders, based on the number of registered stockholders of Aimco Common Stock as of October 28, 2020. Immediately following the Separation, AIR expects to have approximately 148,865,947 shares of AIR Common Stock outstanding on a fully diluted basis, based on the number of shares of Aimco Common Stock outstanding on a fully diluted basis as of October 28, 2020. The actual number of shares of AIR Common Stock to be distributed will be determined on the record date and will reflect any changes in the number of shares of Aimco Common Stock between October 28, 2020, and the record date. The Separation will not affect the number of outstanding shares of Aimco Common Stock, or any rights of Aimco stockholders. If you hold Aimco Common Stock as of the close of business on the record date, upon completion of the Separation, you will continue to hold your Aimco Common Stock and you will also hold AIR Common Stock.

Effective immediately upon the completion of the Separation, we and Aimco will enter into a number of other agreements to set forth our relationship from and after the Separation concerning, among other things, allocations of assets and liabilities attributable to periods prior to the Separation and the rights and obligations, including indemnification arrangements for certain liabilities after the Separation, ongoing services, including property management services, provided by us to Aimco, or our leases to Aimco of the leased properties, including the Initial Leased Properties. For a more detailed description of these agreements, see “Our Relationship with Aimco Following the Separation” and “Description of Financing and Material Indebtedness.”

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of AIR Common Stock in connection with the Separation. Instead, the distribution agent will aggregate all fractional shares of AIR Common Stock into whole shares and sell them on the open market at the prevailing market prices on behalf of those registered holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. The distribution agent will then distribute to such registered holders the aggregate cash proceeds of such sale, in an amount equal to their pro rata share of the total proceeds of those sales. Any applicable expenses, including brokerage fees, will be paid by us. We do not expect the amount of any such fees to be material to us.

If you hold physical stock certificates that represent your shares of Aimco Common Stock and you are the registered holder of the Aimco Common Stock represented by those certificates, your check for any cash that you may be entitled to receive instead of fractional shares of AIR Common Stock will be mailed to you separately. If you hold your shares of Aimco Common Stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds from the sales and will electronically credit your account for your share of such proceeds.

None of AIR, Aimco or the distribution agent will guarantee any minimum sale price for the fractional shares of AIR Common Stock. None of AIR, Aimco or the distribution agent will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient holders. Each stockholder entitled to receive cash proceeds from these fractional shares should consult his, her, or its tax advisor as to his, her or its particular circumstances. See “U.S. Federal Income Tax Consequences of the Separation.”

Listing and Trading of AIR Common Stock

There is no current trading market for AIR Common Stock. A condition to the Separation is the listing of AIR Common Stock on the NYSE. AIR intends to apply to list AIR Common Stock on the NYSE under the ticker symbol “AIRC.”

At some point following the record date and continuing up to and including the distribution date, we expect that there will be two markets in Aimco Common Stock: a “due-bills” market and an “ex-distribution” market. Shares of Aimco Common Stock that trade on the “due-bills” market will trade with an entitlement to shares of AIR Common Stock distributed pursuant to the Separation. Shares of Aimco Common Stock that trade on the “ex-distribution” market will trade without an entitlement to shares of AIR Common Stock distributed pursuant to the Separation. Therefore, if you sell shares of Aimco Common Stock in the “due-bills” market after the record date and before the distribution date, you will be selling your right to receive shares of AIR Common Stock in connection with the Separation. If you own shares of Aimco Common Stock as of the close of business on the record date and sell those shares on the “ex-distribution” market before the distribution date, you will still receive the shares of AIR Common Stock that you would be entitled to receive pursuant to your ownership of the shares of Aimco Common Stock on the record date.

Furthermore, at some point following the record date and continuing up to and including the distribution date, we expect that a limited market, commonly known as a “when-distributed” trading market, will develop in AIR Common Stock. “When-distributed” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet distributed. The “when-distributed” trading market will be a market for shares of AIR Common Stock that will be distributed pro rata to Aimco stockholders on the distribution date. If you own shares of Aimco Common Stock as of the close of business on the record date, you would be entitled to shares of AIR Common Stock distributed pursuant to the Separation. You may trade this entitlement to shares of AIR Common Stock, without trading the shares of Aimco Common Stock you own, on the “when-distributed” market. On the first trading day following the distribution, “when-distributed” trading with respect to AIR Common Stock will end and “regular-way” trading in AIR Common Stock will begin.

Treatment of Aimco Equity Awards

Any equity awards relating to shares of Aimco Common Stock will be adjusted to reflect the impact of the Separation. Specifically, it is expected that each outstanding time or performance-vesting Aimco equity award will be converted into awards both of shares of Aimco Common Stock and of shares of AIR Common Stock. The number of shares of Aimco Common Stock and AIR Common Stock subject to each converted award will be determined in a manner intended to preserve the aggregate value of the original Aimco equity award as measured immediately before the Separation.

U.S. Federal Income Tax Consequences of the Separation

The following is a summary of U.S. federal income tax consequences generally applicable to the Separation, and in particular the distribution by Aimco of AIR Common Stock to stockholders of Aimco. For purposes of this section under this heading “—U.S. Federal Income Tax Consequences of the Separation”: (i) references to “AIR,” “we,” “our” and “us” mean only AIR and not its subsidiaries or other lower-tier entities, except as otherwise indicated; and (ii) references to Aimco refer to Aimco, New OP, and their consolidated subsidiaries (other than AIR and AIR OP and their consolidated subsidiaries after the Separation).

The information in this summary is based on: the Code; current, temporary and proposed regulations promulgated by the U.S. Treasury Department (“Treasury Regulations”); the legislative history of the Code; current administrative interpretations and practices of the IRS; and court decisions; all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that Aimco, AIR, and their respective subsidiaries and affiliated entities will operate in accordance with their applicable organizational documents or partnership agreements and the agreements and other documents applicable to the Separation. This summary is for general information only and is not legal or tax advice. The Code provisions applicable to the Separation are highly technical and complex, and this summary is qualified in its entirety by the express language of applicable Code provisions, Treasury Regulations, and administrative and judicial interpretations thereof.

Moreover, this summary does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	partnerships and trusts;

•	persons who hold our stock on behalf of another person as a nominee;

•	persons who receive our stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their Aimco Common Stock and AIR Common Stock as a capital asset, which generally means as property held for investment. This summary also assumes that investors will hold their Aimco Common Stock at all times from the record date through the distribution date. Special rules may apply to determine the tax consequences to an investor that purchases or sells Aimco Common Stock between the record date and the distribution date. You are urged to consult your tax advisor regarding the consequences to you of any such sale.

For purposes of this discussion under this heading “U.S. Federal Income Tax Consequences of the Separation,” a U.S. Holder is a stockholder of Aimco that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

A “Non-U.S. Holder” is a stockholder of Aimco that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds Aimco stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the Separation.

The U.S. federal income tax treatment of the Separation depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences of the Separation to any particular stockholder of Aimco will depend on the stockholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the federal, state, local, and foreign income and other tax consequences to you of the Separation in light of your particular investment or tax circumstances.

Tax Classification of the Separation in General

For U.S. federal income tax purposes, the Separation will not be eligible for treatment as a tax-free distribution by Aimco with respect to its stock. Accordingly, the Separation will be treated as if Aimco had distributed to each Aimco common stockholder an amount equal to the fair market value of the AIR Common Stock received by such stockholder (plus any cash received in lieu of fractional AIR shares), determined as of the date of the Separation (such amount, the “spin-off distribution amount”). The tax consequences of the Separation on Aimco’s stockholders are thus generally the same as the tax consequences of Aimco’s cash distributions. The discussion below describes the U.S. federal income tax consequences to a U.S. Holder, a Non-U.S. Holder, and a tax-exempt holder of Aimco stock upon the receipt of AIR Common Stock in the Separation.

Although Aimco intends to take the position that the Separation does not constitute a partial liquidation for U.S. federal income tax purposes, this position is not binding on the IRS or any other tax authority. These tax authorities could assert that the Separation is a distribution in partial liquidation of Aimco for U.S. federal income tax purposes. If the IRS successfully made such an assertion, the portion of the Separation involving a distribution to Aimco’s non-corporate stockholders may be treated as a payment in exchange for such stockholders’ Aimco stock instead of as a dividend.

Although Aimco will ascribe a value to the AIR shares distributed in the Separation, this valuation is not binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher valuation to the distributed AIR shares, particularly if, following the Separation, those shares trade at prices significantly above the value ascribed to those shares by Aimco. Such a higher valuation may affect the distribution amount and thus the tax consequences of the Separation to Aimco’s stockholders.

Aimco will be required to recognize any gain, but will not be permitted to recognize any loss, upon distribution of the AIR shares in the Separation.

Tax Basis and Holding Period of AIR Shares Received by Holders of Aimco Stock

An Aimco stockholder’s tax basis in shares of AIR Common Stock received in the Separation generally will equal the fair market value of such shares on the date of the Separation, and the holding period for such shares will begin the day after the date of the Separation.

Tax Treatment of the Separation to U.S. Holders

The following discussion describes the U.S. federal income tax consequences to a U.S. Holder of Aimco stock upon the receipt of AIR Common Stock in the Separation.

Ordinary Dividends. The portion of the Separation distribution amount received by a U.S. Holder that is payable out of Aimco’s current or accumulated earnings and profits and that is not designated by Aimco as a capital gain dividend will generally be taken into account by such U.S. Holder as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends paid by Aimco are not eligible for taxation at the preferential income tax rates for qualified dividends received by U.S. Holders that are individuals, trusts, and estates from taxable C corporations. Such U.S. Holders, however, are taxed at the preferential rates on dividends designated by and received from a REIT such as Aimco to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);

•	dividends received by the REIT from TRSs or other taxable C corporations; or

•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Aimco’s current earnings and profits are measured as of the end of the tax year and are generally allocated to all distributions made during such tax year on a pro rata basis. As a result, a proportionate part of Aimco’s current earnings and profits for the entire taxable year of Aimco in which the Separation occurs (including gain recognized by Aimco in connection with the Separation, and other property sales and taxable transactions occurring during the taxable year) will be allocated to the spin-off distribution. That proportionate part will be treated as dividend income even for a stockholder of record that has not held its Aimco stock for the entire taxable year of Aimco in which the Separation occurs. Thus, a stockholder that does not hold its Aimco Common Stock for the entire taxable year of Aimco in which the Separation occurs may be allocated a disproportionate amount of ordinary income attributable to Aimco’s current earnings and profits as a result of the spin-off distribution.

In addition, for taxable years that begin after December 31, 2017, and before January 1, 2026, stockholders that are individuals, trusts or estates are generally entitled to a deduction equal to 20% of the aggregate amount of ordinary income dividends received from a REIT (not including capital gain dividends, as described below, or dividends eligible for reduced rates applicable to qualified dividend income, as described above), subject to certain limitations.

Non-Dividend Distributions. A distribution to Aimco’s U.S. Holders in excess of Aimco’s current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distribution does not exceed the adjusted basis of the holder’s Aimco shares in respect of which the distribution was made. Rather, the distribution will reduce the adjusted basis of the holder’s shares in Aimco. To the extent that such distribution exceeds the adjusted basis of a U.S. Holder’s Aimco shares, the holder generally must include such distribution in income as long-term capital gain, or short-term capital gain if the holder’s Aimco shares have been held for one year or less.

Capital Gain Dividends. A distribution that Aimco designates as a capital gain dividend will generally be taxed to U.S. Holders as long-term capital gain, to the extent that such distribution does not exceed Aimco’s actual net capital gain for the taxable year, without regard to the period for which the holder that receives such distribution has held its Aimco stock. Corporate U.S. Holders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at reduced maximum federal rates in the case of U.S. Holders that are individuals, trusts, and estates, and ordinary income rates in the case of stockholders that are corporations.

Tax Treatment of the Separation to Non-U.S. Holders

The following discussion describes the U.S. federal income tax consequences to a Non-U.S. Holder of Aimco stock upon the receipt of AIR Common Stock in the Separation.

Ordinary Dividends. The portion of the spin-off distribution amount received by a Non-U.S. Holder that is (1) payable out of Aimco’s earnings and profits, (2) not attributable to Aimco’s capital gains, and (3) not effectively connected with a U.S. trade or business of the Non-U.S. Holder, will be treated as a dividend that is subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, Non-U.S. Holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of Aimco stock. In cases where the dividend income from a Non-U.S. Holder’s investment in Aimco stock is, or is treated as, effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. Holders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the Non-U.S. Holder. The income may also be subject to the 30% (or such lower rate as may be specified by an applicable income tax treaty) branch profits tax in the case of a Non-U.S. Holder that is a corporation.

Non-Dividend Distributions. Unless Aimco’s stock constitutes a U.S. real property interest (“USRPI”), the spin-off distribution amount, to the extent not made out of Aimco’s earnings and profits, will not be subject to U.S. income tax. If Aimco cannot determine at the time of the Separation whether or not the spin-off distribution amount will exceed current and accumulated earnings and profits, Aimco or the applicable withholding agent is expected to withhold on the spin-off distributions at the rate applicable to ordinary dividends, as described above.

If Aimco’s stock constitutes a USRPI, as described below, distributions that it makes in excess of the sum of (a) the stockholder’s proportionate share of Aimco’s earnings and profits, plus (b) the stockholder’s basis in its Aimco stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) in the same manner as if the Aimco stock had been sold, and the collection of the tax would be enforced by a refundable withholding tax at a rate of 15% of the amount by which the distribution exceeds the stockholder’s share of Aimco’s earnings and profits. In such situations, the Non-U.S. Holder would be required to file a U.S. federal income tax return and would be subject to the same treatment and same tax rates as a U.S. Holder with respect to such excess, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals.

Subject to certain exceptions discussed below, Aimco’s stock will be treated as a USRPI if, at any time during a prescribed testing period, 50% or more of its assets consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect that 50% or more of Aimco’s assets will consist of USRPIs. Even if the foregoing 50% test is met, however, Aimco’s stock nonetheless will not constitute a USRPI if Aimco is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of the value of which is held directly or indirectly by Non-U.S. Holders at all times during a specified testing period (after applying certain presumptions regarding the ownership of Aimco stock, as described in the Code). Although it is anticipated that Aimco will be a domestically controlled qualified investment entity, and that a distribution with respect to Aimco’s stock in excess of Aimco’s earnings and profits will not be subject to taxation under FIRPTA, no assurance can be given that Aimco is or will remain a domestically controlled qualified investment entity.

In the event that Aimco is not a domestically controlled qualified investment entity, but its stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, a distribution to a Non-U.S. Holder nonetheless would not be subject to tax under FIRPTA; provided that the Non-U.S. Holder held 10% or less of Aimco’s stock at all times during a specified testing period. It is anticipated that Aimco’s stock will be regularly traded.

Gain in respect of a non-dividend distribution that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases: (1) if the Non-U.S. Holder’s investment in Aimco stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. Holder with respect to such gain, or (2) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other requirements are met, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Capital Gain Dividends. Under FIRPTA, a dividend that Aimco makes to a Non-U.S. Holder, to the extent attributable to gains from dispositions of USRPIs that Aimco held directly or through pass-through subsidiaries (such gains, “USRPI Capital Gains”), will, except as described below, be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and will be subject to U.S. income tax at the rates applicable to

U.S. individuals or corporations. Aimco will be required to withhold tax equal to 21% of the maximum amount that could have been designated as a USRPI Capital Gain dividend. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a Non-U.S. Holder that is a corporation. A distribution is not a USRPI Capital Gain dividend if Aimco held an interest in the underlying asset solely as a creditor.

In addition, if a Non-U.S. Holder owning more than 10% of Aimco Common Stock disposes of such stock during the 30-day period preceding the ex-dividend date of any dividend payment by Aimco, and such Non-U.S. Holder acquires or enters into a contract or option to acquire Aimco Common Stock within 61 days of the first day of such 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as USRPI Capital Gain to such Non-U.S. Holder under FIRPTA, then such Non-U.S. Holder will be treated as having USRPI Capital Gain in an amount that, but for the disposition, would have been treated as USRPI Capital Gain.

Capital gain dividends received by a Non-U.S. Holder that are attributable to dispositions of Aimco’s assets other than USRPIs are not subject to U.S. federal income tax, unless (1) the gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business, in which case the Non-U.S. Holder would be subject to the same treatment as U.S. Holders with respect to such gain, or (2) the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other requirements are met, in which case the Non-U.S. Holder will incur a 30% tax on his capital gains.

A dividend that would otherwise have been treated as a USRPI Capital Gain dividend will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as ordinary income dividends (discussed above); provided that (1) the dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient Non-U.S. Holder does not own, actually or constructively more than 10% of that class of stock at any time during the year ending on the date on which the dividend is received. Aimco anticipates that its stock will be “regularly traded” on an established securities exchange.

Special FIRPTA Rules. FIRPTA contains special rules that provide exemptions from FIRPTA and otherwise modify the application of the foregoing FIRPTA rules for particular types of non-U.S. investors, including “qualified foreign pension funds” and their wholly owned foreign subsidiaries and certain widely held, publicly traded “qualified collective investment vehicles.”

Withholding of Amounts Distributable to Non-U.S. Holders in the Separation. If withholding is required on any amounts otherwise distributable to a Non-U.S. Holder in the Separation, Aimco or other applicable withholding agents would collect the amount required to be withheld by converting to cash for remittance to the IRS a sufficient portion of AIR Common Stock that such Non-U.S. Holder would otherwise receive or would withhold from other property held in the Non-U.S. Holder’s account with the withholding agent, and such holder may bear brokerage or other costs for this withholding procedure. A Non-U.S. Holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the amounts withheld exceeded the holder’s U.S. tax liability for the year in which the Separation occurred.

Other Withholding Rules. Withholding at a rate of 30% generally will be required on dividends (including any portion of the Separation distribution treated as a dividend) made in respect of Aimco Common Stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in, and the accounts maintained by, the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) complies with the terms of an intergovernmental agreement between the United States and an applicable foreign country. Accordingly, the entity through which Aimco Common Stock is held will affect the determination of whether such withholding is required. Similarly, dividends made in respect of Aimco Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the applicable withholding agent will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations or other guidance, may modify these requirements. Aimco will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible implications of these withholding taxes on their investment in Aimco Common Stock.

Tax Treatment of the Separation to Tax-Exempt Entities

Tax-exempt entities, including qualified employee pension and profit-sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. Such entities, however, may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt holder has not held Aimco stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt holder), and (2) such Aimco stock is not otherwise used in an unrelated trade or business, the Separation generally should not give rise to UBTI to a tax-exempt holder.

Tax-exempt holders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which will generally require such stockholders to characterize distributions that Aimco makes as UBTI.

In certain circumstances, a pension trust that owns more than 10% of Aimco’s stock could be required to treat a percentage of the dividends as UBTI, if Aimco is a “pension-held REIT.” Aimco will not be a pension-held REIT unless (1) it is required to “look through” one or more of its pension stockholders in order to satisfy certain REIT requirements and (2) either (i) one pension trust owns more than 25% of the value of Aimco’s stock, or (ii) a group of pension trusts, each individually holding more than 10% of the value of Aimco’s stock, collectively owns more than 50% of Aimco’s stock. Certain restrictions on ownership and transfer of Aimco’s stock should generally prevent a tax-exempt entity from owning more than 10% of the value of Aimco’s stock, and should generally prevent Aimco from becoming a pension-held REIT.

Time for Determination of the Tax Impact of the Separation

The actual tax impact of the Separation will be affected by a number of factors that are unknown at this time, including Aimco’s final earnings and profits for 2020 (including as a result of the gain or loss, if any, Aimco recognizes in the Separation or as a result of the internal restructuring transactions necessary to effect the Separation), the fair market value of AIR Common Stock on the date of the Separation, and the extent to which Aimco engages in sales of FIRPTA or other capital assets during the year of the Separation. Thus, a definitive calculation of the U.S. federal income tax impact of the Separation will not be possible until after the end of the 2020 calendar year. Aimco anticipates, however, that it will recognize a substantial amount of capital gain for tax purposes in connection with the Separation that will have the effect of substantially increasing its earnings and profits for the year. In addition, substantial taxable income is expected from certain property sales, most of which have already closed or are under contract to close prior to the Separation. Such taxable income will be mostly distributed prior to the Separation in the form of dividends of cash and stock, or all stock, based on the election of the individual stockholder. Aimco will notify its stockholders of the tax attributes of the Separation (including the spin-off distribution amount) on an IRS Form 1099-DIV. The fair market value of AIR Common Stock reported by Aimco to you on IRS Form 1099-DIV may differ from the trading price of AIR Common Stock on the distribution date.

Examples

Set forth below are illustrative examples of the U.S. federal income tax consequences generally applicable to U.S. Holders in the transactions described in this information statement. The amounts used in the below examples are not actual results and are meant for illustrative purposes only. Actual results may differ materially from the illustrative examples. We are under no obligation to update any amounts other than in Aimco’s required tax reporting obligations.

Tax Consequences of the Separation

The table below is an illustrative example of the taxable income and federal tax per share from the Separation at various hypothetical values of shares of AIR Common Stock.

ILLUSTRATIVE EXAMPLE OF US INDIVIDUAL SHAREHOLDER FEDERAL TAX IMPLICATIONS – CHART 1

	Per Share (rounded)
Illustrative Tax Impact from AIR Share Distribution

Hypothetical AIR Share Value After Separation	$30.00	$40.00	$50.00
Estimated Tax Basis Inside Aimco	$(18.00)	$(18.00)	$(18.00)

Taxable Income on AIR Shares	$12.00	$22.00	$32.00

Estimated Income Tax Associated with(1)
Capital Gain	$1.00	$3.50	$6.00
Unrecaptured Section 1250 Gain	$2.00	$2.00	$2.00

Total Estimated Income Tax	$3.00	$5.50	$8.00

(1)

Tax amounts assume a 25% rate for unrecaptured Section 1250 gain, a 20% rate for capital gain, plus net investment income tax of 3.5%. Actual tax rates vary depending on individual circumstances, including personal state taxation.

Tax Basis in Shares of Aimco Common Stock

The table below is an illustrative example of a stockholder’s tax basis in shares of Aimco Common Stock after the completion of the Separation.

ILLUSTRATIVE EXAMPLE OF US INDIVIDUAL SHAREHOLDER FEDERAL TAX IMPLICATIONS – CHART 2

	Per Share (rounded)
Illustrative Basis in Aimco Shares After Separation

Hypothetical Tax Basis in Aimco Before Separation	$30.00	$40.00	$50.00
Hypothetical Return of Capital(1)	$14.00	$14.00	$14.00

Post Separation Tax Basis in Aimco Shares	$16.00	$26.00	$36.00

(1)	It is expected that the return of capital range will be $10 - $18 per share, but this amount will not be known until after the end of the year. Actual amounts may differ materially.

Because the distribution of AIR Common Stock is expected to be taxable to the recipient, the depreciable tax basis of properties owned by AIR is expected to be refreshed, making future dividends issued by AIR likely to include less taxable income. The difference, discounted to a net present value, is expected to offset the tax cost of the Separation in approximately eight years, subject to various assumptions, including discount rate. Also, AIR expects each stockholder’s retained basis will be allocated to the related shares of Aimco Common Stock, likely creating the opportunity for an offsetting tax benefit in the form of a capital loss, which can be realized by sale of the shares of Aimco Common Stock. In the future, stockholders may decide to hold both shares AIR Common Stock and Aimco Common Stock, sell both shares AIR Common Stock and Aimco Common Stock, or sell either shares AIR Common Stock and Aimco Common Stock.

After-tax Value of Shares of Aimco Common Stock and AIR Common Stock

The tables below are illustrative of the after-tax value of shares of AIR Common Stock and Aimco Common Stock after the completion of the Separation at various hypothetical AIR and Aimco values and at various pre-Separation stockholder tax basis amounts.

ILLUSTRATIVE EXAMPLE OF U.S. INDIVIDUAL SHAREHOLDER FEDERAL TAX IMPLICATIONS

	Per Share (rounded)
Illustrative Tax Impact for Shareholder with $30 Basis in Aimco Before Separation, Selling After Separation

Hypothetical AIR Share Value After Separation	$30.00	$40.00	$50.00
Hypothetical Aimco Share Value After Separation	$4.00	$6.00	$8.00

Hypothetical Total Value After Separation	$34.00	$46.00	$58.00

Hypothetical Tax Basis in AIR Share After Separation	$30.00	$40.00	$50.00
Hypothetical Tax Basis in Aimco Share After Separation (see Chart 2 above)	$16.00	$16.00	$16.00

Hypothetical Tax Basis in Total After Separation	$46.00	$56.00	$66.00

Hypothetical Capital Loss	$(12.00)	$(10.00)	$(8.00)
Hypothetical Tax Benefit Associated with Capital Loss(1)	$2.75	$2.50	$2.00

Hypothetical Total Value After Separation	$34.00	$46.00	$58.00
Hypothetical Total Estimated Income Tax on AIR Distribution (see Chart 1 above)	$(3.00)	$(5.50)	$(8.00)
Hypothetical Tax Benefit Associated with Capital Loss	$2.75	$2.50	$2.00
Total Value After Tax	$33.75	$43.00	$52.00

(1)	Capital loss assuming this loss offsets 20% capital gains plus net investment income taxed at 3.8%

ILLUSTRATIVE EXAMPLE OF U.S. INDIVIDUAL SHAREHOLDER FEDERAL TAX IMPLICATIONS

	Per Share (rounded)
Illustrative Tax Impact for Shareholder with $40 Basis in Aimco Before Separation, Selling After Separation

Hypothetical AIR Share Value After Separation	$30.00	$40.00	$50.00
Hypothetical Aimco Share Value After Separation	$4.00	$6.00	$8.00

Hypothetical Total Value After Separation	$34.00	$46.00	$58.00

Hypothetical Tax Basis in AIR Share After Separation	$30.00	$40.00	$50.00
Hypothetical Tax Basis in Aimco Share After Separation (see Chart 2 above)	$26.00	$26.00	$26.00

Hypothetical Tax Basis in Total After Separation	$56.00	$66.00	$76.00

Hypothetical Capital Loss	$(22.00)	$(20.00)	$(18.00)
Hypothetical Tax Benefit Associated with Capital Loss(1)	$5.25	$4.75	$4.25

Hypothetical Total Value After Separation	$34.00	$46.00	$58.00
Hypothetical Total Estimated Income Tax on AIR Distribution (see Chart 1 above)	$(3.00)	$(5.50)	$(8.00)
Hypothetical Tax Benefit Associated with Capital Loss	$5.25	$4.75	$4.25
Total Value After Tax	$36.25	$45.25	$54.25

(1)	Capital loss assuming this loss offsets 20% capital gains plus net investment income taxed at 3.8%

ILLUSTRATIVE EXAMPLE OF U.S. INDIVIDUAL SHAREHOLDER FEDERAL TAX IMPLICATIONS

	Per Share (rounded)
Illustrative Tax Impact for Shareholder with $50 Basis in Aimco Before Separation, Selling After Separation

Hypothetical AIR Share Value After Separation	$30.00	$40.00	$50.00
Hypothetical Aimco Share Value After Separation	$4.00	$6.00	$5.00

Hypothetical Total Value After Separation	$34.00	$46.00	$55.00

Hypothetical Tax Basis in AIR Share After Separation	$30.00	$40.00	$50.00
Hypothetical Tax Basis in Aimco Share After Separation (see Chart 2 above)	$36.00	$36.00	$36.00

Hypothetical Tax Basis in Total After Separation	$66.00	$76.00	$86.00

Hypothetical Capital Loss	$(32.00)	$(30.00)	$(28.00)
Hypothetical Tax Benefit Associated with Capital Loss(1)	$7.50	$7.25	$6.75

Hypothetical Total Value After Separation	$34.00	$46.00	$58.00
Hypothetical Total Estimated Income Tax on AIR Distribution (see Chart 1 above)	$(3.00)	$(5.50)	$(8.00)
Hypothetical Tax Benefit Associated with Capital Loss	$7.50	$7.25	$6.75
Total Value After Tax	$38.50	$47.75	$56.75

(1)	Capital loss assuming this loss offsets 20% capital gains plus net investment income taxed at 3.8%

Conditions to the Separation

We expect that the Separation will be effective on the distribution date; provided that the following conditions, among others, have been satisfied or waived by the board of directors of Aimco:

•

each of the Separation Agreement, the Employee Matters Agreement, the Property Management Agreements, the Master Services Agreement, the Master Leasing Agreement, and certain other ancillary agreements shall have been duly executed and delivered by the parties thereto;

•	the Restructuring shall have been completed in accordance with the Separation Agreement (other than those steps in the Restructuring contemplated to occur following the Separation);

•	Aimco shall have received such solvency opinions, each in such form and substance, as it shall deem necessary, appropriate or advisable in connection with the consummation of the Separation;

•

the receipt by AIR of an opinion from Skadden, Arps to the effect that, commencing with AIR’s taxable year ending December 31, 2020, AIR will be organized in conformity with the requirements for qualification as a REIT under the Code, and AIR’s proposed method of operation will enable it to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws;

•

the receipt by Aimco of an opinion from Skadden, Arps to the effect that, commencing with Aimco’s taxable year ended December 31, 1994, Aimco has been organized in conformity with the requirements for qualification as a REIT under the Code, and Aimco’s actual method of operation through the date hereof has enabled, and its proposed method of operation will continue to enable, it to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws;

•

the SEC shall have declared effective AIR’s registration statement on Form 10, of which this information statement is a part, and New OP’s registration statement on Form 10, each under the Exchange Act, and no stop order relating to the registration statements shall be in effect, and no proceedings for such purpose shall be pending before, or threatened by, the SEC, and this information statement shall have been made available to holders of Aimco Common Stock as of the record date;

•

all actions and filings necessary or appropriate under applicable federal, state, or foreign securities, or “blue sky” laws and the rules and regulations thereunder, shall have been taken and, where applicable, become effective or been accepted;

•	the AIR Common Stock to be distributed in the Separation shall have been accepted for listing on the NYSE, subject to compliance with applicable listing requirements;

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Separation, shall be threatened, pending or in effect;

•	any material governmental and third-party approvals shall have been obtained and be in full force and effect;

•

AIR and Aimco shall have entered into the financing transactions described in this information statement and contemplated to occur on or prior to the Separation and the respective financings thereunder shall have been consummated and shall be in full force and effect;

•	Aimco shall have entered into a binding agreement with a third party to sell the Class A Preferred Stock;

•

Aimco and AIR shall each have taken all necessary actions that may be required to provide for the adoption by AIR of its amended and restated charter and bylaws, and AIR shall have filed its related Articles of Amendment and Restatement with the Maryland State Department of Assessments and Taxation;

•	AIR shall have adopted the amended and restated articles of incorporation and amended and restated bylaws; and

•	no event or development shall have occurred or exist that, in the judgment of the board of directors of Aimco, in its sole discretion, makes it inadvisable to effect the Separation.

We cannot assure you that all of the conditions will be satisfied or waived. In addition, if the Separation is completed and Aimco’s board of directors waives any such condition, such waiver could have a material adverse effect on Aimco’s and AIR’s respective business, financial condition or results of operations, including, without limitation, as a result of illiquid trading due to the failure of AIR Common Stock to be accepted for listing, litigation relating to any preliminary or permanent injunctions that sought to prevent the consummation of the Separation, or the failure of Aimco or AIR to obtain any required regulatory approvals. As of the date hereof, the board of directors of Aimco does not intend to waive any of the conditions described herein and would only consider such a waiver if it determined that such action was in the best interests of Aimco and its stockholders.

The fulfillment of the above conditions will not create any obligation on behalf of Aimco to effect the Separation. Until the Separation has occurred, Aimco has the right to terminate the Separation, even if all the conditions have been satisfied, if the board of directors of Aimco determines, in its sole discretion, that the Separation is not in the best interests of Aimco and its stockholders or that market conditions or other circumstances are such that the separation of AIR and Aimco is no longer advisable at that time.

Solvency Opinion

In furtherance of the related condition referenced above, prior to the Separation the boards of directors of each of Aimco and AIR expect to obtain an opinion from an independent financial advisory firm to the effect that, after giving effect to the consummation of the Separation:

•	the fair value of the assets of each of Aimco, AIR, New OP, and AIR OP will exceed its debts;

•	each of Aimco, AIR, New OP, and AIR OP should each be able to pay its respective debts as they become due in the usual course of business;

•

none of Aimco, AIR, New OP, nor AIR OP will have an unreasonably small amount of assets (or capital) for the operation of the businesses in which each is engaged or in which management has indicated each intends to engage; and

•	the fair value of the assets of each of Aimco, AIR, New OP, and AIR OP would exceed the sum of its total liabilities and total par value of its issued capital stock.

Regulatory Approvals

We must complete the necessary registration under U.S. federal securities laws of AIR Common Stock, as well as satisfy the NYSE listing requirements for such shares. See “—Conditions to the Separation.”

No Appraisal Rights

None of Aimco’s stockholders will have any appraisal rights or will be entitled to demand payment for their equity in connection with the Separation.

Accounting Treatment

At the completion of the Separation, the balance sheet of AIR will include the assets and liabilities associated with the AIR business, including the properties that will remain with AIR OP. The assets and liabilities of AIR will be recorded at their respective historical carrying values at the Separation in accordance with the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 505-60, Spinoffs and Reverse Spinoffs. Notwithstanding the legal form of the Separation described elsewhere in this information statement, for accounting and financial reporting purposes, AIR OP will be presented as being the accounting spinnor. This presentation is in accordance with GAAP, specifically FASB ASC 505-60, “Spinoff and Reverse Spinoffs,” and is primarily a result of the relative significance of AIR’s business to Aimco’s business. Further, Aimco has been determined to best represent the predecessor entity to AIR OP. Therefore, our historical financial statements presented herein and in our future filings, with respect to periods prior to the Separation, will be represented by the historical financial statements of Aimco, or AIR Predecessor.

Reasons for Furnishing this Information Statement

We are furnishing this information statement solely to provide information to Aimco stockholders who will receive shares of AIR Common Stock pursuant to the Separation. You should not construe this information statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Aimco, New OP or AIR OP. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and none of AIR, AIR OP, Aimco or New OP undertake any obligation to update the information except in the normal course of their respective business and public disclosure obligations and practices.

Certain Other Events

On October 16, 2020, L&B filed a definitive solicitation statement related to L&B’s intent to solicit and obtain consents from holders of shares of Aimco Common Stock for the Proposed Special Meeting Request for the purposes of (1) considering and voting upon a non-binding resolution urging the Aimco board of directors to put any proposed separation involving Aimco to a vote of Aimco’s stockholders at a duly called meeting of stockholders and to refrain from proceeding with any such separation involving Aimco unless approved by a vote of a majority of Aimco’s stockholders and (2) to transact such other business as may properly come before the special meeting. On October 9, 2020, Aimco filed a preliminary solicitation statement with respect to the Proposed Special Meeting Request and filed an amended preliminary solicitation statement on October 16, 2020. The Aimco board of directors set a record date of November 4, 2020, for the Proposed Special Meeting Request.

DIVIDEND POLICY

As a REIT, we will be required to distribute annually to holders of AIR Common Stock at least 90% of our “real estate investment trust taxable income,” which, as defined by the Code and United States Department of Treasury regulations, is generally equivalent to net taxable ordinary income (and may be all cash or a combination of cash and stock satisfying the requirements of applicable law). Our board of directors will determine and declare AIR’s dividends. In making a dividend determination, our board of directors will consider a variety of factors, including: REIT distribution requirements; current market conditions; liquidity needs; and other uses of cash, such as for deleveraging and accretive investment activities. Our board of directors is expected to target a dividend payout ratio between 65% and 80% of AFFO, and we expect to pay our first dividend in May 2021. For information regarding risk factors that could materially and adversely affect our ability to make distributions, see “Risk Factors.”

Stockholders receiving such dividend and any future dividend payable in cash or shares of AIR Common Stock will be required to include the full amount of such dividends as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes for the year of such dividends, and may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. With respect to certain non-United States stockholders, we may be required to withhold United States tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in Common Stock. For more information regarding the tax treatment of distributions to holders of AIR Common Stock, see “U.S. Federal Income Tax Considerations.”

The board of directors of AIR OP’s general partner will determine and declare distributions to holders of AIR OP Common Units. AIR, directly and through subsidiaries in which it owns all of the outstanding common equity, will, upon completion of the Separation, be the general and special limited partner of AIR OP and will own all of Aimco’s interests in AIR OP. Immediately following the Separation, it is expected that approximately 95% of the AIR OP Common Units will be held by AIR, directly or through its subsidiaries. AIR OP will hold substantially all of AIR’s assets and manage the daily operations of AIR’s business directly and indirectly through certain subsidiaries and by engaging Aimco to provide certain management, administrative, and support services, including property management. We will use the distributions paid to us by AIR OP and the REIT subsidiaries (which in turn will use the dividends paid to them by AIR OP to fund the dividends paid to their members) to fund the dividends paid to our stockholders. Accordingly, the per share dividends we pay to our stockholders will generally equal the per unit distributions paid by AIR OP to holders of AIR OP Common Units.

Our credit facilities are expected to include customary covenants, including a restriction on dividends and other restricted payments, but is expected to permit dividends and distributions during any four consecutive fiscal quarters in an aggregate amount of up to 95% of our FFO for such period, subject to certain non-cash adjustments, or such amount as may be necessary to maintain our REIT status. In the event that any of our debt agreements or other securities contain any restrictions on making distributions, we also would be required to comply with these restrictions. For more information regarding our financing arrangements, see “Description of Financing and Material Indebtedness.”

DESCRIPTION OF FINANCING AND MATERIAL INDEBTEDNESS

The following summary sets forth information based on our current expectations about the financing arrangements anticipated to be entered into prior to the completion of the Separation. However, the terms and conditions remain under discussion and are subject to change.

Credit Facilities

At the completion of the Separation, it is expected that AIR and its subsidiaries will have a revolving credit facility and a term loan credit facility, each of which may be secured by certain equity interests in subsidiaries of AIR, and which credit facilities are expected to be a continuation of Aimco’s existing revolving credit facility and term loan credit facility, subject to such changes to reflect the new corporate structure and market conditions. However, the terms and conditions remain under discussion and are subject to change. We anticipate that our credit facilities will be guaranteed, jointly and severally, by AIR, AIR OP and certain of our wholly owned subsidiaries. Proceeds are expected to be available to us for general corporate purposes, including funding working capital. We have not yet entered into any commitments with respect to AIR’s financing, and, accordingly, the terms of our financing arrangements have not yet been determined, remain under discussion and are subject to change, including as a function of market conditions.

Over time, we may become party to one or more additional financing arrangements, including credit facilities or other bank debt, bonds, and mortgage financing.

Property-level Mortgage Debt

We anticipate that certain entities that will be our subsidiaries after the Separation will assume or retain a certain amount of existing secured property-level indebtedness related to certain properties. Specifically, AIR OP or its applicable subsidiaries will retain the existing property level debt that encumbers the properties that we will own after the Separation.

CAPITALIZATION

The following table sets forth AIR Predecessor’s consolidated cash and cash equivalents and capitalization as of September 30, 2020, on an unaudited historical basis as it existed prior to the Separation, and on a pro forma basis to give effect to the pro forma adjustments included in AIR’s unaudited pro forma consolidated financial data. The information below is not necessarily indicative of what AIR’s capitalization would have been had the Separation and related transactions been completed as of September 30, 2020. In addition, it is not indicative of AIR’s future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and AIR Predecessor’s audited consolidated financial statements and notes and unaudited consolidated interim financial statements and notes included elsewhere in this information statement.

	As of September 30, 2020
(in thousands)	Actual	Pro Forma Adjustments	Pro Forma
Cash and cash equivalents	$228,368	$(208,336)	$20,032

Indebtedness:
Non-recourse property debt, net(1)	$4,058,295	$(508,031)	$3,550,264
Term loan, net	348,502	—	348,502

Total indebtedness	4,406,797	(508,031)	3,898,766

AIR equity	2,121,391	24,746	2,146,137
Noncontrolling interests in consolidated real estate partnerships	(60,212)	(112)	(60,324)
Common noncontrolling interests in AIR OP	75,618	—	75,618

Total capitalization	$6,543,594	$(483,397)	$6,060,197

(1)	Pro forma non-recourse property debt, net, is inclusive of our joint venture partner’s 39% share, or $473.7 million, as of September 30, 2020.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements presented below have been prepared to reflect the effect of certain pro forma adjustments to the historical consolidated financial statements of AIR Predecessor. All significant pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma consolidated financial statements, which you should read in conjunction with such unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated balance sheet assumes the Separation and the related transactions occurred on September 30, 2020. The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2020, and for the year ended December 31, 2019, assume the Separation and the related transactions occurred on January 1, 2019. Additionally, the unaudited pro forma consolidated balance sheet assumes that a joint venture transaction and apartment community sales, which management considers to be significant to AIR on a pro forma basis, occurred as of September 30, 2020. The unaudited pro forma consolidated statements of operations assume these transactions occurred on January 1, 2019.

These unaudited pro forma consolidated financial statements were prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the accompanying notes. The pro forma adjustments reflect events that are (i) directly attributable to the transactions referred to above, (ii) factually supportable, and (iii) with respect to the statements of income, expected to have a continuing impact on us, including: (i) the distribution of          shares of AIR Common Stock by Aimco to Aimco common stockholders in the Separation, the distribution of New OP Units by AIR OP to the holders of AIR OP Common Units (and subsequent distribution to Aimco by holders of AIR OP Common Units that are subsidiaries of Aimco), the issuance of AIR Class A Preferred Stock to Aimco, subject to a binding commitment to be sold to a third party, (ii) the impact of the Property Management Agreements, Master Services Agreement, and the Master Leasing Agreement between us and New OP and Aimco, and (iii) incremental employee-related cost impacts recorded within general and administrative expense.

General and administrative costs that we expect to incur, following the completion of the Separation, are for items such as compensation costs (including equity-based compensation awards), professional services, office costs, and other costs associated with our administrative activities. Our annual general and administrative expenses are anticipated to be approximately 15 basis points of GAV in the first year after the completion of the Separation. This estimate was based on management’s judgment.

In the opinion of Aimco’s senior management team, the unaudited pro forma consolidated financial statements include necessary adjustments that can be factually supported to reflect the effects of the Separation and the related transactions.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and not necessarily indicative of what our actual financial position and results of operations would have been if the Separation and related transactions occurred on the dates indicated, nor does it purport to represent our future financial position or results of operations. The unaudited pro forma consolidated financial statements also do not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transactions described above.

The unaudited pro forma consolidated financial statements are derived from and should be read in conjunction with the historical consolidated financial statements and accompanying notes included elsewhere in this information statement.

APARTMENT INCOME REIT CORP.

Unaudited Pro Forma Consolidated Balance Sheet

As of September 30, 2020

(In thousands)

	AIR Predecessor Historical	New OP Historical (A)	Property Sale and Joint Venture Transactions		Separation Pro Forma Adjustments		Pro Forma
ASSETS
Buildings and improvements	$7,006,395	$(964,577)	$—		$(382,514	)(D)	$5,659,304
Land	1,891,763	(504,728)	—		(40,482	)(D)	1,346,553

Total real estate	8,898,158	(1,469,305)	—		(422,996)		7,005,857
Accumulated depreciation	(2,858,174)	478,039	—		88,771	(D)	(2,291,364)

Net real estate	6,039,984	(991,266)	—		(334,225)		4,714,493
Cash and cash equivalents	228,368	(4,531)	(58,336	)(B)	(145,469	)(E)	20,032
Restricted cash	40,123	(4,635)	—		—		35,488
Mezzanine investment	300,326	(300,326)	—		—		—
Notes receivable from related party	—	—	—		534,127	(F)	534,127
Net investment in sales-type leases	—	—	—		502,758	(G)	502,758
Other assets	383,298	(42,050)	—		62,700	(H)	403,948
Assets held for sale	50,030	—	(50,030	)(C)	—		—

Total assets	$7,042,129	$(1,342,808)	$(108,366)		$619,891		$6,210,846

LIABILITIES AND EQUITY
Non-recourse property debt, net	$4,058,295	$(449,695)	$(58,336	)(B)	$—		$3,550,264
Term loan, net	348,502	—	—		—		348,502

Total indebtedness	4,406,797	(449,695)	(58,336)		—		3,898,766
Accrued liabilities and other	356,538	(175,716)	—		(109,622	)(H)	71,200
Liabilities related to assets held for sale	58,177	—	(58,177	)(C)	—		—

Total liabilities	4,821,512	(625,411)	(116,513)		(109,622)		3,969,966

Preferred redeemable noncontrolling interests in AIR Operating Partnership	79,449	—	—		—		79,449
Redeemable noncontrolling interests in consolidated real estate partnership	4,371	(4,371)	—		—		—
Equity:
Perpetual preferred stock	—	—	—		2,250	(I)	2,250
Common Stock, $0.01 par value	1,489	—	—		—		1,489
Additional paid-in capital	4,000,925	(712,914)	8,147	(C)	727,263	(J)	4,023,421
Accumulated other comprehensive income	3,579	—	—		—		3,579
Distributions in excess of earnings	(1,884,602)	—	—		—		(1,884,602)

Total AIR equity	2,121,391	(712,914)	8,147		729,513		2,146,137

Noncontrolling interests in consolidated real estate partnerships	(60,212)	(112)	—		—		(60,324)
Common noncontrolling interests in AIR Operating Partnership	75,618	—	—		—		75,618

Total equity	2,136,797	(713,026)	8,147		729,513		2,161,431

Total liabilities and equity	$7,042,129	$(1,342,808)	$(108,366)		$619,891		$6,210,846

See notes to unaudited pro forma consolidated financial statements.

APARTMENT INCOME REIT CORP.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended September 30, 2020

					Separation Pro Forma Adjustments
	AIR Predecessor Historical	New OP Historical (A)	Joint Venture and Property Sale Transactions		Master Leasing Agreement (E)	Property Management Agreements (F)	Other Adjustments		Pro Forma
REVENUES:
Rental and other property revenues	$658,815	$(112,802)	$(7,874	)(B)	$(775)	$—	$—		$537,364
Property management and other fee income	—	—	—		—	4,241	—		4,241

Total revenues	658,815	(112,802)	(7,874)		(775)	4,241	—		541,605

OPERATING EXPENSES:
Property operating expenses	224,532	(45,822)	(1,980	)(B)	(2,077)	5,430	6,837	(G)	186,920
Depreciation and amortization	296,414	(57,673)	(1,532	)(B)	(4,548)	919	—		233,580
General and administrative expenses	27,922	(4,939)	—		—	1,059	(8,621	)(G)	15,421
Investment management expenses	5,124	—	—		—	—	(5,124	)(G)	—
Other expenses, net	23,452	(4,065)	—		—	—	(12,998	)(H)	6,389

Total operating expenses	577,444	(112,499)	(3,512)		(6,625)	7,408	(19,906)		442,310

Interest income	10,407	(14)	—		25,899	—	20,831	(I)	57,123
Interest expense	(140,657)	18,563	15,407	(C)	(7,278)	—	(3,310	)(J)	(117,275)
Gain on dispositions of real estate	47,204	—	(47,204	)(B)	—	—	—		—
Mezzanine investment income, net	20,553	(20,553)	—		—	—	—		—
Income from unconsolidated real estate partnerships	629	(629)	—		—	—	—		—

Income before income tax benefit	19,507	(2,936)	(36,159)		24,471	(3,167)	37,427		39,143
Income tax benefit	7,859	(6,728)	151	(K)	—	—	(22	)(K)	1,260

Net income	27,366	(9,664)	(36,008)		24,471	(3,167)	37,405		40,403
Noncontrolling interests:
Net loss (income) attributable to noncontrolling interests in consolidated real estate partnerships	153	(345)	3,319	(D)	—	—	—		3,127
Net income attributable to preferred noncontrolling interests in AIR Operating Partnership	(5,415)	—	—		—	—	—		(5,415)
Net income attributable to common noncontrolling interests in AIR Operating Partnership	(1,134)	—	1,833		(1,245)	161	(1,903)		(2,288)

Net income attributable to noncontrolling interests	(6,396)	(345)	5,152		(1,245)	161	(1,903)		(4,576)

Net income attributable to AIR	20,970	(10,009)	(30,856)		23,226	(3,006)	35,502		35,827
Net income attributable to preferred stockholders	—	—	—		—	—	(150	)(L)	(150)
Net income attributable to participating securities	(125)	—	—		—	—	—		(125)

Net income attributable to AIR common stockholders	$20,845	$(10,009)	$(30,856)		$23,226	$(3,006)	$35,352		$35,552

Earnings per share—basic and diluted	$0.14								$0.24

See notes to unaudited pro forma consolidated financial statements.

APARTMENT INCOME REIT CORP.

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2019

					Separation Pro Forma Adjustments
	AIR Predecessor Historical	New OP Spin-Off (A)	Joint Venture and Property Sale Transactions		Master Leasing Agreement (E)	Property Management Agreements (F)	Other Adjustments		Pro Forma
REVENUES:
Rental and other property revenues	$914,294	$(143,692)	$(38,137	)(B)	$(5,561)	$—	$—		$726,904
Property management and other fee income	—	—	—		—	5,820	—		5,820

Total revenues	914,294	(143,692)	(38,137)		(5,561)	5,820	—		732,724

OPERATING EXPENSES:
Property operating expenses	311,221	(57,541)	(10,853	)(B)	(3,202)	7,509	8,857	(G)	255,991
Depreciation and amortization	380,171	(64,030)	(10,730	)(B)	(5,587)	1,143	—		300,967
General and administrative expenses	47,037	(7,062)	—		—	1,321	(15,008	)(G)	26,288
Other expenses, net	19,092	(2,141)	—		—	—	(335	)(H)	16,616

Total operating expenses	757,521	(130,774)	(21,583)		(8,789)	9,973	(6,486)		599,862

Interest income	11,424	(26)	—		34,603	—	27,775	(I)	73,776
Interest expense	(168,807)	18,598	22,129	(C)	(4,264)	—	(802	)(J)	(133,146)
Gain on dispositions of real estate	503,168	—	(503,168	)(B)	—	—	—		—
Mezzanine investment income, net	1,531	(1,531)	—		—	—	—		—
Income from unconsolidated real estate partnerships	803	(935)	—		—	—	—		(132)

Income before income tax benefit (expense)	504,892	3,188	(497,593)		33,567	(4,153)	33,459		73,360
Income tax benefit (expense)	3,135	(3,301)	—		—	—	(33	)(K)	(199)

Net income	508,027	(113)	(497,593)		33,567	(4,153)	33,426		73,161
Noncontrolling interests:
Net loss (income) attributable to noncontrolling interests in consolidated real estate partnerships	(187)	(206)	1,055	(D)	—	—	—		662
Net income attributable to preferred noncontrolling interests in AIR Operating Partnership	(7,708)	—	—		—	—	—		(7,708)
Net income attributable to common noncontrolling interests in AIR Operating Partnership	(26,049)	—	25,514		(1,721)	213	(1,714)		(3,757)

Net income attributable to noncontrolling interests	(33,944)	(206)	26,569		(1,721)	213	(1,714)		(10,803)

Net income attributable to AIR	474,083	(319)	(471,024)		31,846	(3,940)	31,712		62,358
Net income attributable to preferred stockholders	(7,335)	—	—		—	—	(200	)(L)	(7,535)
Net income attributable to participating securities	(604)	—	—		—	—	—		(604)

Net income attributable to AIR common stockholders	$466,144	$(319)	$(471,024)		$31,846	$(3,940)	$31,512		$54,219

Earnings per share:
Basic earnings per share	$3.16								$0.37
Diluted earnings per share	$3.15								$0.37

See notes to unaudited pro forma consolidated financial statements.

APARTMENT INCOME REIT CORP.

Notes to Unaudited Pro Forma Consolidated Financial Statements

Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet

(A)

New OP-owned communities and the mezzanine investment are currently held through Aimco and its subsidiaries. The pro forma financial statements present New OP as a spin-off and the column “New OP Historical” represents the elimination of the New OP combined historical balance sheet.

(B)

On September 8, 2020, Aimco completed a joint venture transaction whereby a passive institutional investor purchased a 39% interest in 12 apartment communities. The adjustment reflects the remaining cash received from the transaction that AIR expects to use to repay property debt outstanding as of September 30, 2020.

(C)

As of September 30, 2020, Aimco has sold one apartment community and was under contract to sell another apartment community which closed on November 3, 2020. The adjustment reflects the removal of the historical basis of the community under contract to sell as of September 30, 2020.

(D)

Reflects the derecognition of the historical assets and liabilities of the four in-process redevelopment and development properties: North Tower at Flamingo Point, The Fremont, Prism, and 707 Leahy Apartments, pursuant to the Master Leasing Agreement. AIR will lease these properties to New OP and New OP has the option to complete the ongoing redevelopment and development and their lease-ups.

(E)	Reflects AIR’s predecessors’ (collectively, “AIR Predecessor”) contributions of cash in connection with the Separation that is to be used by New OP for general corporate uses.

(F)

Reflects AIR’s issuance of notes receivable from New OP in exchange for New OP’s purchase of certain properties included in the Separation. The notes receivable mature on January 31, 2024, and bear interest at a rate of 5.2% per annum.

(G)	Reflects AIR’s expected net investment in the sales-type leases of the four properties discussed in (D) above.

(H)

Reflects the assignment of certain other assets and accrued liabilities to New OP pursuant to the Separation Agreement. Included in the adjustments is an initial investment of $12.5 million in IQHQ, a privately held life-sciences real estate development company. Also reflects the recast of a net deferred tax asset balance of approximately $90 million from accrued liabilities and other to other assets at AIR following after the removal of a net deferred tax liability through New OP’s historical financial statements.

(I)

Reflects the issuance of Class A Preferred Stock bearing an initial annual dividend rate of 8.5%, which increases by 50 basis points per annum in each of years 5, 6, and 7 after the issuance, and by 25 basis points per annum in each of years 8 through 27, at which time the annual dividend rate will remain 15%, by AIR to Aimco, subject to a binding agreement to sell to a third party, with an aggregate liquidation preference of $2 million, and the issuance of 12% preferred stock by AIR to Sub REIT 1 and Sub REIT 2 with an aggregate liquidation preference of $0.3 million.

(J)	Represents the net equity increase to be realized by AIR as a result of the Separation.

Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations

(A)

New OP-owned communities and the mezzanine investment are currently held through Aimco and its subsidiaries. The pro forma financial statements present New OP as a spin-off and the column “New OP Historical” represents the elimination of the New OP combined historical results of operations.

(B)

During the nine months ended September 30, 2020, Aimco sold one apartment community and was under contract to sell another apartment community which closed on November 3, 2020. The adjustment reflects the removal of the results of operations of these properties.

(C)

Reflects the interest rate savings from the reinvestment of the proceeds from the property sales and joint venture transactions described elsewhere in these footnotes to pay down property-level debt at AIR.

(D)

On September 8, 2020, Aimco completed a joint venture transaction whereby a passive institutional investor purchased a 39% interest in 12 apartment communities. The adjustment reflects the investor’s share of the net operations of the joint venture, net of certain property and asset management fees due to AIR in exchange for operating the communities.

(E)

Reflects the elimination of the historical results of operations and recognition of interest income on sales-type leases, pursuant to the Master Leasing Agreement, for the four in-process redevelopment and development properties: North Tower at Flamingo Point, The Fremont, Prism, and 707 Leahy Apartments. AIR will lease these properties to New OP and New OP has the option to complete the ongoing redevelopment and development and their lease-ups.

(F)

Reflects the property management fee income, and the recapture of certain property management expenses AIR Predecessor allocated to New OP in its historical financial statements, as AIR will provide property management services to New OP-owned communities pursuant to the Property Management Agreements. In exchange for these services, AIR will receive a 3% fee pursuant to the Property Management Agreements and a fee of other services provided pursuant to the Master Services Agreement, including information technology and human resource related services, which approximates 1% of New OP’s revenue based on the expected level of services provided to New OP.

(G)

Reflects the removal of the redevelopment and development, transactions, joint venture department, and executive-level expenses at AIR, as these departments and related expenses will be moved to New OP upon completion of the Separation in accordance with the Employee Matters Agreement. Also includes an adjustment to present within property operating expenses certain technology infrastructure expenses incurred to support the property management function and operations. AIR will earn fee income for providing property management and other services pursuant to the Property Management Agreements and Master Services Agreement, as described in Note F above.

(H)

Reflects the transaction costs incurred in connection with the Separation of $12.6 million, as well as adjustments to reflect other items of other income (expense), net, associated with the assets and liabilities assigned to New OP.

(I)	Reflects the interest income on the notes receivable due from New OP, as described in Note F to the Unaudited Pro Forma Consolidated Balance Sheet above.

(J)

New OP’s historical operations, described in Note A above, includes interest expense on a related party note payable between a subsidiary of New OP and AIR OP. In connection with the Separation, AIR OP’s related party note receivable is expected to be assigned to New OP. This adjustment reflects the recapture of interest expense related to this related party note that was adjusted through New OP’s historical operations.

(K)

Reflects adjustments to income tax benefit or expense giving effect to pro forma adjustments with an effect on taxable income. The provision for income taxes related to taxable income is based on the estimated statutory tax rate of 26%.

(L)	Reflects the dividends on the preferred stock issued by AIR described in Note I to the Unaudited Pro Forma Consolidated Balance Sheet above.

UNAUDITED PRO FORMA NON-GAAP FINANCIAL MEASURES

The unaudited pro forma non-GAAP financial measures presented below have been prepared to provide certain non-GAAP information for AIR, giving effect to the pro forma adjustments to the AIR Predecessor historical results of operations to arrive at pro forma AIR results of operations, more fully described above. Please see the Non-GAAP Measures heading under Management’s Discussion and Analysis for further discussion of our non-GAAP measures, including the basis upon which they’re calculated. The unaudited pro forma non-GAAP measures assume the Separation and the related transactions occurred on January 1, 2020.

AIR Nareit Funds from Operations, Pro forma Funds from Operations, and Adjusted Funds from Operations

Pro Forma Nine Months Ended September 30, 2020
Net income attributable to AIR common stockholders	$35,552
Adjustments:
Real estate depreciation and amortization, net of noncontrolling partners’ interest	209,555
Income tax adjustments related to gain on dispositions and other tax-related items	2,247
Common noncontrolling interests in AIR OP’s share of above adjustments	(10,886)
Amounts allocable to participating securities	(54)

Nareit FFO attributable to AIR common stockholders	$236,414
Adjustments, all net of common noncontrolling interest in AIR OP and participating securities:
Prepayment penalties	9,411
Straight-line rent	1,902
Income on sales-types leases in excess of cash payments (1)	(5,745)
Severance costs, litigation, and other, net	960

Pro forma FFO attributable to AIR common stockholders	$242,942

Annualized Pro forma FFO attributable to AIR common stockholders	$323,923

Total share and dilutive share equivalents used to calculate per share amounts	148,628
Pro forma FFO per AIR common share	$1.63
Annualized Pro forma FFO per AIR common share	$2.18

(1)

Due to the terms of the leases on the Initial Leased Properties, lease income is expected to exceed cash rent for a period of time. AIR includes the cash rent receipts for these leases in Pro forma FFO but excludes the incremental GAAP lease income. The lease income for these leases is included in interest income in AIR’s Pro Forma Consolidated Statements of Operations.

AIR EBITDAre and Adjusted EBITDAre

Pro Forma Nine Months Ended September 30, 2020
Net income	$40,403
Adjustments:
Interest expense	117,275
Income tax benefit	(1,260)
Depreciation and amortization	233,580

EBITDAre	$389,998

Net loss attributable to noncontrolling interests in consolidated real estate partnerships	3,127
EBITDAre adjustments attributable to noncontrolling interests	(29,558)
Interest income received on securitization investment	(6,652)
Non-cash straight-line rent	1,937
Non-cash income on sales-type leases	(6,053)
Interest income on AIR’s notes receivable from New OP	(20,831)
Pro forma adjustments, net	(2,963)

Adjusted EBITDAre	$329,005

Annualized Adjusted EBITDAre(1)	$438,673

(1)	Pro forma Annualized Adjusted EBITDAre is calculated by taking pro forma Adjusted EBITDAre for the nine months ended September 30, 2020, dividing it by three and multiplying that result by four.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth the selected historical consolidated financial data and other data of AIR Predecessor as of the dates and for the periods presented. The selected historical condensed consolidated financial data as of September 30, 2020, and for the nine months ended September 30, 2020 and 2019, as set forth below, were derived from AIR Predecessor’s unaudited condensed consolidated financial statements, which are included elsewhere in this information statement. The selected historical consolidated financial data as of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018, and 2017 as set forth below, were derived from AIR Predecessor’s audited consolidated financial statements, which are included elsewhere in this information statement. In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented.

These consolidated financial statements herein do not necessarily reflect what AIR Predecessor’s financial position, results of operations or cash flows would have been if it had been a stand-alone company as of the date or for the periods presented, nor are they necessarily indicative of its future results of operations, financial position or cash flows.

Since the information presented below does not provide all of the information contained in the historical consolidated financial statements of AIR Predecessor, including the related notes, you should read the section herein entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and AIR Predecessor’s historical consolidated financial statements and notes thereto included elsewhere in this information statement.

(in thousands, except per share data)	Nine Months Ended September 30,		Years Ended December 31,
	2020	2019	2019	2018(1)	2017	2016	2015
	(unaudited)	(unaudited)
OPERATING DATA:
Total revenues	$658,815	$684,262	$914,294	$972,410	$1,005,437	$995,854	$981,310
Net income	27,366	365,261	508,027	716,603	347,079	483,273	271,983
Net income attributable to AIR Predecessor per common share-diluted(2)	$0.14	$2.26	$3.15	$4.34	$2.02	$2.75	$1.56

BALANCE SHEET INFORMATION:
Total assets	$7,042,129	$6,539,178	$6,828,739	$6,190,004	$6,079,040	$6,232,818	$6,118,681
Total indebtedness	4,406,797	4,254,710	4,505,590	4,075,665	3,861,770	3,648,206	3,599,648
Non-recourse property debt of partnerships served by Asset Management business	—	—	—	—	227,141	236,426	249,493

OTHER INFORMATION:
Cash dividends/distributions declared per common share/unit	$1.23	$1.17	$1.56	$1.52	$1.44	$1.32	$1.18

(1)	In July 2018, AIR Predecessor sold our Asset Management business and our four affordable apartment communities located in the Hunters Point area of San Francisco.
(2)

On February 20, 2019, AIR Predecessor completed a reverse stock split whereby every 1.03119 Aimco common share and AIR OP Common Partnership Unit (as defined in the AIR OP partnership agreement) was combined into one Aimco common share. AIR Predecessor has revised the outstanding share counts, presentation of share activity, and earnings per share, as if the reverse split occurred on December 31, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following in conjunction with the sections in this information statements entitled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Selected Historical Consolidated Financial Data,” “The Separation,” “Unaudited Pro Forma Consolidated Financial Statements,” “Summary Historical Consolidated and Unaudited Pro Forma Consolidated Financial Data,” “Summary” and “Our Relationship with Aimco Following the Separation” as well as the AIR Predecessor financial statements and related notes thereto, which are incorporated by reference herein. For purposes of this management’s discussion and analysis (“MD&A”) only, all references to the “AIR Predecessor,” “Aimco,” “AIR OP,” “Company,” “we,” “us” or “our” means AIR Predecessor.

The MD&A of AIR’s historical financial condition and results of operations presented below is that of AIR Predecessor. The following refers to and should be read in conjunction with the annual consolidated financial statements and accompanying notes, which are incorporated by reference herein. This MD&A has been included to help provide an understanding of AIR Predecessor’s financial condition, changes in financial condition, and results of operations.

Notwithstanding the legal form of the Separation described elsewhere in this information statement, for accounting and financial reporting purposes, AIR OP will be presented as being the accounting spinnor. This presentation is in accordance with GAAP, specifically FASB ASC 505-60, “Spinoff and Reverse Spinoffs,” and is primarily a result of the relative significance of AIR’s business to Aimco’s business. Further, Aimco has been determined to best represent the predecessor entity to AIR OP. Therefore, our historical financial statements presented herein and in our future filings, with respect to periods prior to the Separation, will be represented by the historical financial statements of Aimco, or AIR Predecessor.

The financial information and results of operations that are discussed in this section relate to AIR Predecessor (unless otherwise specifically stated). Consequently, the discussion in this section relates to AIR Predecessor as it is currently comprised, without giving effect to the Separation and the other transactions contemplated in this information statement. The discussion in this section therefore includes all of AIR Predecessor’s business segments, and does not reflect AIR as it will be constituted following the Separation. As a result, the discussion does not necessarily reflect the expected financial position, results of operations or cash flows of AIR following the Separation or what AIR’s financial position, results of operations, and cash flows would have been had AIR been an independent, publicly traded company during the periods presented. See “Summary,” “The Separation,” and “Our Relationship with Aimco Following the Separation” for a discussion of the Separation and related transactions.

The following discussion may contain forward-looking statements that reflect the plans, estimates and beliefs of AIR Predecessor. The words “plans,” “expects,” “will,” “anticipates,” “believes,” “intends,” “projects,” “estimates” or other words of similar meaning and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those set forth in the forward-looking statements.

Factors that could cause actual results or events to differ materially from those anticipated include the matters described under the sections entitled “Risk Factors,” “Summary,” and “Cautionary Statement Regarding Forward-Looking Statements.” AIR disclaims and does not undertake any obligation to update or revise any forward-looking statement, except as required by applicable law.

For the Nine Months Ended September 30, 2020, Compared to September 30, 2019

Executive Overview

We are focused on the ownership, management, redevelopment, and some development of quality apartment communities located in several of the largest markets in the United States.

On September 14, 2020, we announced a Board-led plan, informed by active and regular engagement with shareholders, to reduce financial risk and execution risk, and to increase FFO per share by division of the business between two public entities. The first with 90% of our estimated fair value will be known as Apartment Income REIT or “AIR”. It will own only stabilized apartment communities, eliminating vacancy loss during redevelopment and allowing substantial reduction in execution risk and offsite costs. The second entity with 10% of our estimated fair value will be known as Aimco, or sometimes for clarity, as “new” Aimco. It expects to hold the non-traditional assets, such as the Parkmerced loan and the Brickell land assembly. New Aimco will continue and seek to grow the development and redevelopment business, including collaboration with IQHQ on multifamily opportunities, and it will complete the redevelopment projects now underway or about to be started. After a defined transition period, the two businesses will be wholly separate. From the start, each will have separate boards of directors and separate management teams. The Separation has been structured to refresh the tax basis of the properties to be held by AIR, eliminating or reducing the need for future stock dividends. Shareholders will own the same assets before and after the Separation transaction but will gain the opportunity to make individual allocations between the two businesses.

Impacts of COVID-19 and Governmental Lockdown

The impact of the COVID-19 pandemic and governmental lockdown continued into the third quarter of 2020. At the onset of the pandemic, we formed a cross-functional committee that meets weekly to adjust to the changing conditions in order to keep our team and our residents safe. We continued our commitment to employees by allowing flexible work arrangements, undertook to pay all costs associated with COVID-19 testing and treatment, kept our team intact without layoffs or pay cuts, and continued clear and frequent communication. Utilizing our previous investment in technology and artificial intelligence, paired with policies providing flexibility, our team continued to lease apartments and fulfill service requests in a safe environment for both the team and our residents.

Our top priority is the health and safety of our residents and teammates. Accordingly, we implemented enhanced cleaning procedures as well as physical distancing and remote working guidelines at our communities and corporate offices. Additionally, seeing residents as individuals, each impacted differently by the pandemic and lockdown, our teammates have undertaken to speak to every resident in need, to listen, and to help each to solve his or her problems. We also seek to assist the communities where our residents and employees live and work.

In response to the economic effects of the COVID-19 pandemic and government lockdown, some jurisdictions where our communities are located, including Los Angeles, have enacted laws seeking to suspend contractual obligations of residents, including government-mandated deferrals, rent freezes, repayment extensions, fee abatement measures or concessions, and prohibitions on lease terminations or evictions for tenants. Some states and municipalities are also implementing rental assistance programs and encouraging landlord-tenant negotiations.

During the nine months ended September 30, 2020 we estimate that, in addition to decreased occupancy and lower rental rates, we incurred $22.6 million of incremental costs, respectively. The table below provides additional detail (in millions, except per share data):

	Nine Months Ended September 30, 2020
Incremental bad debt expense	$6.2	$0.04
Lower commercial revenue	3.7	0.02
Lower other income, due to local restrictions on charging late fees	1.0	0.01
Other COVID-related amounts	1.0	0.01

Property Level Impact	$11.9	$0.08

Net incremental interest expense	5.4	0.04
Write-off of commercial straight-line rent receivables	2.9	0.02

FFO Impact	$20.2	$0.14

Deferred broker commissions	2.4	0.02

Total AFFO Impact	$22.6	$0.16

Residential Rent Collection Update

In response to the economic effects of the COVID-19 pandemic and governmental lockdown, most jurisdictions where our communities are located have enacted protections for residents and commercial tenants, including government-mandated rent deferrals, rent freezes, repayment extensions, fee abatement measures or concessions, and prohibitions on lease terminations or evictions for tenants. Some states and municipalities are also implementing rental assistance programs and encouraging landlord-tenant negotiations.

We measure residential rent collection as the amount of payments received as a percentage of all residential amounts owed. The table below represents the percentage of residential billed amounts for the three months ended June 30, 2020 and September 30, 2020.

	Three months ended		2020
	June 30, 2020	September 30, 2020	July	August	September
Payments received during the period	95.3%	95.6%	95.8%	95.3%	95.7%
Payments received after period close	2.4%	1.1%	1.5%	1.2%	0.7%

Total payments received as of October 23, 2020	97.7%	96.7%	97.3%	96.5%	96.4%

During the three months ended September 30, 2020, we recognized 98.1% of all residential revenue, treating the balance of 1.9% as bad debt. Of the 98.1% of residential revenue recognized, we collected in cash all but 140 basis points. The amounts uncollected and not reserved as bad debt include balances collateralized by security deposits, of approximately 60 basis points, and those considered collectable based on our review of individual customers’ credit, of approximately 80 basis points, or $1.6 million.

Of the 190 basis points of bad debt the majority, or approximately 130 basis points, is attributed to residents who have not paid April and subsequent rents. Prior to the enactment of restrictive city ordinances and closed court houses, these residents would have paid rent or faced eviction in ordinary course. The remaining amount, approximately 60 basis points, is attributed to non-payment of rent and other charges as might be expected in a difficult economy. The bad debt associated with this latter category started to slow in August and has declined in each subsequent month. Looking forward, we expect the decline to continue until reaching a more normal level of approximately 30 basis points in 2021. We also expect the emergency ordinances that allow residents to live rent free to unwind providing the opportunity to re-rent these apartments to rent-paying residents.

October rent collections have been consistent with September collections at the same day of the month.

Same-Store revenue update

Our portfolio is intentionally diversified by geography and price point, it is also diversified with a mix of urban and suburban communities. Revenue growth for the three months ended September 30, 2020, compared to the three months ended September 30, 2019, differed significantly based on geography and the density of the area surrounding the community.

Suburban properties include 19,083 units, or approximately 70% of our Same Store portfolio. In these communities ADO was 95.7%, turnover was 39.6%, blended rates were near flat, and residential net rental income was up 0.6%.

Urban markets include 8,527 units of our Same Store portfolio. In these communities ADO was 89.5%, turnover was 47.0%, blended rates were down 6.7%, and residential net rental income was down 7.1%.

Specifically, in Center City and University City Philadelphia, our communities have faced a sharp decline in demand from local universities announcing virtual learning for the fall semester; fewer workers in downtown office buildings, including both Comcast towers, due to work from home policies; and disruption to leasing activity from social unrest.

In Mid-Wilshire and West Los Angeles, bad debt has been elevated due to local regulations which have the effect of permitting residents to live rent-free. Demand from the recovering entertainment industry is returning and leasing pace was up 44% year-over-year in the third quarter.

On the San Francisco Peninsula in Northern California, work from home policies at major tech companies disrupted demand in San Mateo and Redwood City. The Pacifica neighborhood was impacted but has stabilized and our communities in San Jose, Marin County, and the East Bay have performed well.

Redevelopment and Development

Our second line of business is the redevelopment and some development of apartment communities. Through redevelopment activities, we expect to create value by repositioning communities within our portfolio. We undertake ground-up development when warranted by risk-adjusted investment returns, either directly or in connection with the redevelopment of an existing apartment community. When warranted, we rely on the expertise and credit of a third-party developer familiar with the local market to limit our exposure to construction risk. We invest to earn risk-adjusted returns in excess of those expected from the apartment communities sold in “paired trades” to fund the redevelopment or development. Of these two activities, we generally favor redevelopment because it permits adjustment of the scope and timing of spending to align with changing market conditions and customer preferences.

We execute redevelopments using a range of approaches. We prefer to limit risk by executing redevelopments using a short-cycle approach, in which we renovate an apartment community in stages. These short-cycle redevelopments can be completed one apartment home at a time, when that home is vacated and available for renovation, or one floor at a time, thereby limiting the number of down homes and lease-up risk. As a result, short-cycle redevelopments provide us the flexibility to maintain current earnings while aligning the timing of the completed apartment homes with market demand. When short-cycle redevelopments are not possible, we may engage in redevelopment activities where an entire building or community is vacated. We refer to these as long-cycle redevelopments. Redevelopment work may include seeking entitlements from local governments, which enhance the value of our existing portfolio by increasing density; that is, the right to add apartment homes to a site.

During the nine months ended September 30, 2020, we invested $186.4 million in redevelopment and development. We continued five long-cycle redevelopment and development projects already under construction, including the full redevelopment of the North Tower at Flamingo Point and 707 Leahy; and ground-up construction at The Fremont on the Anschutz Medical Campus; Eldridge Townhomes; and Prism. Our estimated cost to complete these projects is $109.9 million, an amount readily funded from our liquidity.

We have continued construction on two resumed short-cycle redevelopments at Bay Parc and the Center Tower at Flamingo Point. Our estimated cost to complete these projects is $9.6 million.

The following table summarizes our significant redevelopment and development communities as of September 30, 2020 (dollars in millions):

	Location	Homes Approved for Redevelopment	Homes Completed	Homes Leased	Total Planned Investment(1)	Investment to Date	Expected Initial Occupancy(2)	Expected NOI Stabilization(2) (3)
Short-cycle:
Bay Parc	Miami, FL	90	75	69	$27.7	$26.6	N/A	N/A
Flamingo Point Center Tower	Miami Beach, FL	58	18	20	16.0	7.5	N/A	N/A
Long-cycle:
707 Leahy(4)	Redwood City, CA	110	60	53	26.5	25.2	1Q 2020	2Q 2022
Eldridge Townhomes(5)	Elmhurst, IL	58	54	57	35.1	33.9	2Q 2020	1Q 2022
Flamingo Point North Tower	Miami Beach, FL	366	—	—	171.0	86.7	4Q 2021	2Q 2024
The Fremont (6)	Denver, CO (MSA)	253	98	85	87.0	85.5	3Q 2020	1Q 2023
Parc Mosaic(7)	Boulder, CO	226	226	215	124.6	123.8	3Q 2019	1Q 2022
Prism(8)	Cambridge, MA	136	—	—	73.2	51.6	1Q 2021	3Q 2023

Total		1,297	531	499	$561.1	$440.8

(1)	Planned investment relates to the current phase of the redevelopment or development.
(2)	Delivery timing and stabilization is subject to change and are based on the best estimate at this time.
(3)	Represents the period in which we expect the communities to achieve stabilized rents and operating costs, generally five quarters after occupancy stabilization.
(4)	As of October 28, 2020, this community is 82% leased.
(5)	As of October 28, 2020, construction is complete and we have leased 57 out of 58 homes.
(6)	As of October 28, 2020, just over 100 apartment homes have been delivered and 82% have been leased. Completion of this community is expected in the fourth quarter 2020.
(7)	Construction is complete and, as of October 28, 2020, we have leased 97% of the apartment homes at rents consistent with underwriting.
(8)	Completion of this community is expected in the first quarter of 2021.

As of September 30, 2020, our total estimated net investment at redevelopment and development communities is $561.1 million, of which we have funded $440.8 million. We expect to fund the remaining estimated net investment of $120.3 million on these communities in 2020 and future years, on a leverage-neutral basis, with proceeds from sales of apartment communities with lower forecasted free cash flow (“FCF”) internal rates of return.

During the three months ended September 30, 2020, we leased 144 redeveloped or newly developed apartment homes. As of September 30, 2020, our exposure to lease-up at long-cycle redevelopment and development communities was 684 apartment homes; 36 homes where construction is complete, 171 homes expected to be completed before year-end, and 477 homes expected to be delivered in 2021.

Portfolio Management and Capital Allocation

Our portfolio of apartment communities is diversified across “A,” “B,” and “C+” price points, averaging “B/B+” in quality, and is also diversified across several of the largest markets in the United States. We measure the quality of apartment communities in our portfolio based on average rents of our apartment homes compared to local market average rents as reported by a third-party provider of commercial real estate performance data and analysis. Under this rating system, we classify as “A” quality apartment communities those earning rents greater than 125% of local market average; as “B” quality apartment communities those earning rents between 90% and 125% of local market average; as “C+” quality apartment communities those earning rents greater than $1,100 per month, but lower than 90% of local market average; and as “C” quality apartment communities those earning rents less than $1,100 per month and lower than 90% of local market average. We classify as “B/B+” quality a portfolio that on average earns rents between 100% and 125% of local market average rents. Although some companies and analysts within the multifamily real estate industry use apartment community quality ratings of “A,” “B,” and “C,” some of which are tied to local market rent averages, the metrics used to classify apartment community quality as well as the period for which local market rents are calculated may vary from company to company. Accordingly, our rating system for measuring apartment community quality is neither broadly nor consistently used in the multifamily real estate industry.

The following table summarizes information about our portfolio relative to the market for the three months ended September 30, 2020:

Average revenue per Aimco apartment home(1)	$2,212
Portfolio average rents as a percentage of local market average rents	112%
Percentage A (average revenue per Aimco apartment home $2,872)	53%
Percentage B (average revenue per Aimco apartment home $1,951)	29%
Percentage C+ (average revenue per Aimco apartment home $1,771)	18%

(1)	Represents average monthly rental and other property revenues (excluding resident reimbursement of utility cost) divided by the number of occupied apartment homes as of the end of the period.

Our average monthly revenue per apartment home was $2,212 for the three months ended September 30, 2020, representing a decrease of approximately 2% compared to the same period in 2019.

We follow a disciplined paired trade policy in making investments. As part of our portfolio strategy, we seek to sell up to 10% of our portfolio annually and to reinvest the proceeds from such sales in accretive uses such as capital enhancements, redevelopments, some developments, and selective acquisitions with projected FCF internal rates of return higher than expected from the communities being sold. We prefer well-located real estate where land is a significant percentage of total value and provides potential upside from development or redevelopment. Through this disciplined approach to capital recycling, we increase the quality and expected growth rate of our portfolio.

As we execute our portfolio strategy, we expect to increase average revenue per Aimco apartment home at a rate greater than market rent growth, increase FCF margins, and maintain sufficient geographic and price point diversification to limit volatility and concentration risk.

Acquisitions

During the nine months ended September 30, 2020, we acquired for $89.6 million Hamilton on the Bay, located in Miami’s Edgewater neighborhood. The acquisition includes a 271-apartment home community located on the waterfront, approximately one mile north of our Bay Parc apartments, plus an adjacent development site. Current zoning allows for the construction of more than 380 additional apartment homes on the combined sites. We are now in planning to invest as much as $50 million in a substantial renovation of the existing building.

We continue to search for accretive acquisitions, including development opportunities.

Dispositions

During the nine months ended September 30, 2020, we sold one apartment community located in Annandale, Virginia with 219 homes at a price of $58.9 million, 3% better than its estimated gross asset value one year prior. Net sales proceeds from this transaction were $36.9 million. During the nine months ended September 30, 2020, we received a non-refundable deposit securing a contract to purchase an apartment community, which is expected to be sold later in the fourth quarter at a price of approximately $126 million, 3% better than its estimated gross asset value at December 31, 2019. Proceeds from this transaction are expected to be used to reduce leverage. As of September 30, 2020, we classified the apartment community as held for sale. On November 3, 2020, we sold this community.

Joint Venture Transaction

On September 8, 2020, we formed a joint venture with a passive institutional investor to own a portfolio of 12 multi-family communities with 4,051 apartment homes located in California. The communities were valued at $2.4 billion, or approximately $592,000 per unit, equivalent to an implied NOI cap rate of approximately 4.2%. The valuation is equal to 97% of our pre-COVID-19 valuation of the communities and confirms our previously published NAV. The joint venture has existing property debt of $1.22 billion and an implied equity value of $1.18 billion. In exchange for a 39% interest subject to $475 million of property debt, we received $461 million. We retain ownership of 61% of the joint venture and will control and operate the communities in exchange for property and asset management fees.

Life Science Developer Investment

During the nine months ended September 30, 2020, we made a $50 million commitment to IQHQ, a privately-held life-sciences real estate development company. In addition, we gained the right to collaborate with IQHQ on any multifamily component at its future development sites.

Balance Sheet

Leverage

We seek to increase financial returns by using leverage with appropriate caution. We limit risk through our balance sheet structure, employing low leverage, primarily non-recourse and long-dated property debt; build financial flexibility by maintaining ample unused and available credit; holding properties with substantial value unencumbered by property debt; maintaining an investment grade rating; and using equity when it enhances financial returns or reduces investment risk.

Our leverage includes our share of long-term, non-recourse, property debt encumbering apartment communities, outstanding borrowings on our revolving credit facility, our term loan, and other leverage. Please refer to the Liquidity and Capital Resources section for additional information regarding our leverage. Other leverage includes mezzanine equity instruments, including preferred OP Units and redeemable noncontrolling interests in a consolidated real estate partnership.

Our target leverage ratios are Net Leverage to Adjusted EBITDAre below 7.0x and Adjusted EBITDAre to Adjusted Interest Expense and Preferred Distributions greater than 2.5x. We calculate Adjusted EBITDAre and

Adjusted Interest Expense used in our leverage ratios based on the most recent three-month amounts, annualized, and trailing twelve months. Our leverage ratios for the three months ended September 30, 2020 and trailing twelve months ended September 30, 2020, are presented below:

	Annualized Current Quarter	Trailing Twelve Months
Proportionate Debt to Adjusted EBITDAre	7.2x	6.8x
Net Leverage to Adjusted EBITDAre	7.4x	7.0x
Adjusted EBITDAre to Adjusted Interest Expense	3.1x	3.4x
Adjusted EBITDAre to Adjusted Interest Expense and Preferred Distributions	3.0x	3.2x

Under our revolving credit facility and term loan, we have agreed to maintain a fixed charge coverage ratio of 1.40x, as well as other covenants customary for similar revolving credit arrangements. For the trailing twelve months ended September 30, 2020, our fixed charge coverage ratio was 1.93x. We expect to remain in compliance with these covenants.

Please refer to the Leverage Ratios subsection of the Non-GAAP Measures section for further information about the calculation of our leverage ratios.

Liquidity

Our $1.0 billion liquidity consists of cash and restricted cash balances and available capacity on our revolving credit facility. As of September 30, 2020, we had cash and restricted cash, excluding amounts related to tenant security deposits, of $255.5 million and had the capacity to borrow up to $793.4 million on our revolving credit facility, after consideration of $6.6 million of letters of credit backed by the facility.

We manage our financial flexibility by maintaining an investment grade rating and holding apartment communities that are unencumbered by property debt. As of September 30, 2020, we held unencumbered communities with an estimated fair value, based on GAV, of approximately $3.6 billion.

Financing Activity

During the nine months ended September 30, 2020, we prepaid $405 million of property debt using proceeds from our joint venture, incurring $7.8 million in prepayment penalties that have been excluded from Pro forma FFO. The loans had a weighted-average interest rate of 5.3%, lowering our weighted-average cost of leverage by 15 basis points. The prepayment of property debt lowers our interest expense such that the costs associated with the prepayment will be recovered in the first quarter of 2021. We also placed $688.5 million of new property debt, generating incremental proceeds of $370.2 million. The loans have a weighted-average term to maturity of 9.3 years and a weighted-average interest rate of 2.9%. We have no remaining debt maturities in 2020.

Also, during the nine months ended September 30, 2020, we secured a $350.0 million term loan. Proceeds from the loan were primarily used to repay borrowings on our $800.0 million revolving credit facility. Please refer to the Leverage and Capital Resources section for further information about the terms of our term loan.

Equity Capital Activities

2020 property sales, including the California Joint Venture, generated taxable gains in excess of our regular quarterly dividend. On October 21, 2020 our Board of Directors declared a $8.20 special dividend in the form of cash and stock.

The special dividend includes the next two quarterly cash dividends, or $0.82 per share in the aggregate, accelerating the payment of the regular dividend expected in February of 2021. Additionally, shareholders in the aggregate will receive $7.38 per share in stock.

The dividend will be payable to shareholders of record on the close of business on November 4, 2020, with shareholders having the opportunity to elect to receive the special dividend in the form of all stock or prorated cash and stock, and will be paid on November 30, 2020, after trading hours. The number of shares distributed in the special dividend will be determined by the volume weighted average price (“VWAP”) of Aimco shares during the 10-trading day period ending on November 24, 2020.

In order to neutralize the dilutive impact of the stock issued in the special dividend, our Board also authorized a reverse stock split, effective on November 30, 2020, immediately following the special dividend. As a result, total shares outstanding following completion of both the special dividend and the reverse stock split are expected to be unchanged from the total shares outstanding immediately prior to the dividend. Some stockholders may have more shares and some may have fewer based on their individual elections. The reverse split will ensure comparability of per share results before and after these transactions.

Team and Culture

Our team and culture are keys to our success. Our intentional focus on a collaborative and productive culture based on respect for others and personal responsibility is reinforced by a preference for promotion from within. We focus on succession planning and talent development to produce a strong, stable team that is the enduring foundation of our success. We offer benefits reinforcing our value of caring for each other, including paid time for parental leave, paid time annually to volunteer in local communities, college scholarships for the children of team members, an emergency fund to help team members in crisis, financial support for our team members who are becoming United States citizens, and a bonus structure at all levels of the organization. We also pay full compensation and benefits for team members who are actively deployed by the United States military. Out of hundreds of participating companies in 2020, we were one of only six recognized as a “Top Workplace” in Colorado for each of the past eight years, and were one of only two real estate companies to receive a BEST award from the Association for Talent Development in recognition of our company-wide success in talent development, marking our third consecutive year receiving this award.

Results of Operations

Because our operating results depend primarily on income from our apartment communities, the supply of and demand for apartments influences our operating results. Additionally, the level of expenses required to operate and maintain our apartment communities and the pace and price at which we redevelop, acquire, and dispose of our apartment communities affect our operating results.

The following discussion and analysis of the results of our operations and financial condition should be read in conjunction with the accompanying condensed consolidated financial statements included in Item 1.

Detailed Results of Operations for the Nine Months Ended September 30, 2020, Compared to September 30, 2019

Net income decreased by $337.9 million during the nine months ended September 30, 2020, compared to 2019, as described more fully below.

Property Operations

We have three segments: (i) Same Store, (ii) Redevelopment and Development, and (iii) Acquisition and Other Real Estate. Our Same Store segment includes communities that have reached a stabilized level of operations as of the beginning of a two-year comparable period and maintained it throughout the current and comparable prior year and are not expected to be sold within 12 months. Our Redevelopment and Development segment includes communities that are currently under construction, and those that have been completed in recent years that have not achieved and maintained stabilized operations for both the current and comparable prior year. Our Acquisition and Other Real Estate segment includes: (i) communities that we have acquired since the beginning of a two-year comparable period; (ii) communities that are subject to limitations on rent increases; (iii) communities that we expect to sell within 12 months but do not yet meet the criteria to be classified as held for sale; (iv) communities that we expect to redevelop; and (v) certain commercial spaces.

As of September 30, 2020, our Same Store segment included 93 apartment communities with 27,610 apartment homes.

From December 31, 2019, to September 30, 2020, on a net basis, our Same Store segment increased by two apartment communities and 961 apartment homes. These changes consisted of:

•	the addition of one redeveloped apartment community with 940 apartment homes that was classified as Same Store upon maintaining stabilized operation for the entirety of the periods presented;

•	the addition of six acquired apartment communities with 1,480 apartment homes that were classified as Same Store because we have now owned them for the entirety of both periods presented;

•	the reduction of three apartment communities with 974 apartment homes that we have classified in Acquisition and Other Real Estate, as we are planning to redevelop these communities; and

•	the reduction of one apartment community with 219 apartment homes that was sold as of September 30, 2020; and

•	the reduction of one apartment community with 266 apartment homes due to it being classified as held for sale as of September 30, 2020.

As of September 30, 2020, our Redevelopment and Development segment included eight apartment communities with 2,521 apartment homes, and our Acquisition and Other Real Estate segment included 20 apartment communities with 2,670 apartment homes and one office building.

We use proportionate property net operating income to assess the operating performance of our communities. Proportionate property net operating income reflects our share of rental and other property revenues, excluding utility reimbursements, less direct property operating expenses, net of utility reimbursements, for consolidated communities. Accordingly, the results of operations of our segments discussed below are presented on a proportionate basis and exclude the results of four apartment communities with 142 apartment homes that we do not consolidate. During the nine months ended September 30, 2020, we formed a joint venture with a passive institutional investor to own a portfolio of 12 multi-family communities in California. We have presented, in addition to the actual historical changes in results of operations of our segments, the results as if the California joint venture had closed at the beginning of the earliest period presented.

We do not include offsite costs associated with property management, casualty gains or losses, or the results of apartment communities sold or held for sale, reported in consolidated amounts, in our assessment of segment performance. Accordingly, these items are not allocated to our segment results discussed below.

Please refer to Note 8 to the condensed consolidated financial statements elsewhere in this information statement for further discussion regarding our segments, including a reconciliation of these proportionate amounts to consolidated rental and other property revenues and property operating expenses.

Proportionate Property Net Operating Income

The results of our segments for the nine months ended September 30, 2020 and 2019, as presented below, are based on segment classifications as of September 30, 2020.

	Nine Months Ended September 30,		Historical Change		Ownership- Effected Change(1)
(in thousands)	2020	2019	$	%	$	%
Rental and other property revenues, before utility reimbursements:
Same Store	$534,395	$542,624	$(8,229)	(1.5%)	$(4,004)	(0.8%)
Redevelopment and Development	36,001	37,839	(1,838)	(4.9%)	(1,838)	(4.9%)
Acquisition and Other Real Estate	53,485	46,881	6,604	14.1%	6,604	14.1%

Total	623,881	627,344	(3,463)	(0.6%)	762	0.1%
Property operating expenses, net of utility reimbursements:
Same Store	145,259	146,895	(1,636)	(1.1%)	(868)	(0.6%)
Redevelopment and Development	14,636	14,736	(100)	(0.7%)	(100)	(0.7%)
Acquisition and Other Real Estate	20,045	17,403	2,642	15.2%	2,642	15.2%

Total	179,940	179,034	906	0.5%	1,674	1.0%
Proportionate property net operating income:
Same Store	389,136	395,729	(6,593)	(1.7%)	(3,136)	(0.9%)
Redevelopment and Development	21,365	23,103	(1,738)	(7.5%)	(1,738)	(7.5%)
Acquisition and Other Real Estate	33,440	29,478	3,962	13.4%	3,962	13.4%

Total	$443,941	$448,310	$(4,369)	(1.0%)	$(912)	(0.2%)

(1)	Reflects the change for the nine months ended September 30, 2020 and 2019, as if the California joint venture had closed on January 1, 2019.

For the nine months ended September 30, 2020, compared to 2019, after giving effect to the sale of partial interest in certain Same Store communities in the California joint venture, our Same Store proportionate property net operating income decreased by $3.1 million, or 0.9%. This decrease was attributable primarily to a $4.0 million, or 0.8%, decrease in rental and other property revenues due primarily to a 110 basis point decrease in average daily occupancy, a $4.3 million, or 90 basis point, increase in bad debt, and a $1.2 million, or 20 basis point, reduction in other rental income due to local restrictions on our contractual right to charge late fees, offset partially by a 180 basis point increase in residential rents. This decrease in proportionate property net operating income was offset partially by lower Same Store property operating expenses of $0.9 million. The change in Same Store property operating expenses were driven by a $2.2 million, or 3.2%, decrease in controllable operating expenses, offset partially by an increase in real estate taxes and insurance.

Redevelopment and Development proportionate property net operating income was relatively flat for the nine months ended September 30, 2020, compared to 2019.

Acquisition and Other Real Estate proportionate property net operating income increased by $4.0 million, or 13.4%, for the nine months ended September 30, 2020, compared to 2019, due primarily to the lease-up of One Ardmore acquired in April 2019 and the acquisition of 1001 Brickell Bay Drive in July 2019, offset partially by a decrease in revenues related to commercial tenants due primarily to the economic impacts of COVID-19 and governmental lockdown.

Non-Segment Real Estate Operations

Operating income amounts not attributed to our segments include offsite costs associated with property management, casualty losses, write-off of straight-line rent receivables, and the results of apartment communities sold or held for sale, reported in consolidated amounts, which we do not allocate to our segments for purposes of evaluating segment performance.

During the nine months ended September 30, 2020, we recognized $2.9 million of write-offs of straight-line rent receivables due to the impact of COVID-19 and governmental lockdown, and the resulting economic impact on our commercial tenants. No similar write-off was recognized in 2019.

Net operating income decreased for the nine months ended September 30, 2020, compared to 2019, by $15.4 million, due to the sale of apartment communities in 2020 and 2019.

Depreciation and Amortization

For the nine months ended September 30, 2020 and 2019, depreciation and amortization expense was relatively flat.

General and Administrative Expenses

For the nine months ended September 30, 2020, compared to 2019, general and administrative expenses decreased by $4.0 million, or 12.5%, due primarily to lower incentive compensation.

Investment Management Expenses

Investment management expenses for the nine months ended September 30, 2020, compared to 2019, were relatively flat.

Other Expenses, Net

Other expenses, net, includes costs associated with our risk management activities, partnership administration expenses, ground lease rent expense, and certain non-recurring items.

For the nine months ended September 30, 2020, compared to 2019, other expenses, net increased by $10.7 million, or 83.8%, due primarily to costs associated with the previously announced business separation and unrealized losses on our interest rate derivative, offset partially by restructuring costs incurred in 2019, a favorable incremental cash receipt in the first quarter of 2020 related to a previous settlement, and lower ground lease expense.

Interest Income

Interest income for nine months ended September 30, 2020, compared to 2019, increased $1.8 million, or 20.8%, due primarily to a gain recognized on the early payoff of a seller financing note.

Interest Expense

For the nine months ended September 30, 2020, compared to 2019, interest expense increased by $17.7 million, or 14.4%, due primarily to refinancing activity and interest expense related to our term loan, offset partially by an increase in capitalized interest related to our active redevelopments and developments. As a result of our refinancing activity, we incurred $14.5 million of prepayment penalties, offset partially by more favorable interest rates on refinanced fixed rate debt.

Gain on Dispositions of Real Estate

During the nine months ended September 30, 2020, we sold one apartment community with 219 apartment homes for a gain on disposition of $47.2 million and net proceeds of $36.9 million. During the nine months ended September 30, 2019, we sold eight apartment communities with 2,605 apartment homes for a gain on dispositions of $356.9 million and net proceeds of $418.3 million.

The apartment communities sold were in a lower-rated locations within our primary markets and had average revenues per apartment home significantly below those of our retained portfolio.

Mezzanine Investment Income, Net

On November 26, 2019, we loaned $275.0 million to the partnership owning Parkmerced Apartments. During the nine months ended September 30, 2020, we recognized $20.6 million, of income in connection with the mezzanine loan. For the nine months ended September 30, 2020, we have received a cash payment of $0.6 million.

We have accrued all interest amounts due as required by GAAP. Our loan is secured by approximately $300 million of borrower equity. In the event we determine that a portion of the loan or accrued interest is not collectable, we will cease income recognition and, if appropriate, recognize an impairment.

Income Tax Benefit (Expense)

Certain of our operations, including property management and risk management, are conducted through taxable REIT subsidiaries, or TRS entities. Additionally, some of our apartment communities and 1001 Brickell Bay Drive are owned through TRS entities.

Our income tax benefit calculated in accordance with GAAP includes: (a) income taxes associated with the income or loss of our TRS entities including tax on gains on dispositions, for which the tax consequences have been realized or will be realized in future periods; (b) low income housing tax credits generated prior to the sale of our Asset Management business that offset REIT taxable income, primarily from retained capital gains; and (c) historic tax credits that offset income tax obligations of our TRS entities. Income taxes related to these items, as well as changes in valuation allowance and the establishment of incremental deferred tax items in conjunction with intercompany asset transfers (if applicable), are included in income tax benefit in our condensed consolidated statements of operations.

For the nine months ended September 30, 2020, we recognized income tax benefit of $7.9 million, compared to $1.9 million during the same period in 2019. The change is due primarily to income tax provision on the gain on dispositions of real estate in 2019 and an income tax benefit associated with 1001 Brickell Bay Drive, offset partially by an increase in state tax expense.

Non-GAAP Measures

Certain key financial indicators we use in managing our business and in evaluating our financial condition and operating performance are non-GAAP measures. Key non-GAAP measures we use are defined and described below, and for those non-GAAP measures used or disclosed within this quarterly report, we provide reconciliations of the non-GAAP measures to the most comparable financial measure computed in accordance with GAAP.

Free Cash Flow, as calculated for our retained portfolio, represents property net operating income, less spending for Capital Replacements, which represents our estimation of the capital additions made to replace capital assets consumed during our ownership period (further discussed under the Nareit Funds From Operations,

Pro forma Funds From Operations, and Adjusted Funds From Operations heading and the Liquidity and Capital Resources heading). FCF margin as calculated for apartment communities sold represents the sold apartment community’s net operating income less $1,200 per apartment home of assumed annual capital replacement spending, as a percentage of the apartment community’s rental and other property revenues. Capital replacement spending represents a measure of capital asset usage during the period; therefore, we believe that FCF is useful to investors as a supplemental measure of apartment community performance because it takes into consideration costs incurred during the period to replace capital assets that have been consumed during our ownership.

Nareit Funds From Operations, Pro forma Funds From Operations, and Adjusted Funds From Operations

Nareit FFO is a non-GAAP financial measure that we believe, when considered with the financial statements determined in accordance with GAAP, is helpful to investors in understanding our performance because it captures features particular to real estate performance by recognizing that real estate generally appreciates over time or maintains residual value to a much greater extent than do other depreciable assets such as machinery, computers, or other personal property. Nareit defines FFO as net income computed in accordance with GAAP, excluding: depreciation and amortization related to real estate; gains and losses from sales and impairment of depreciable assets and land used in our primary business; and income taxes directly associated with a gain or loss on the sale of real estate, and including our share of the FFO of unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated on the same basis to determine Nareit FFO. We calculate Nareit FFO attributable to Aimco common stockholders (diluted) by subtracting amounts allocated from Nareit FFO to participating securities.

In addition to Nareit FFO, we compute Pro forma FFO and AFFO, which are also non-GAAP financial measures that we believe are helpful to investors in understanding our short-term performance. Pro forma FFO represents Nareit FFO attributable to Aimco common stockholders (diluted), excluding certain amounts that are unique or occur infrequently.

In computing 2020 Pro forma FFO, we made the following adjustments to Nareit FFO:

•

Separation costs: we incurred costs in connection with the separation of our development platform. We excluded these costs from Pro forma FFO because we believe they are not representative of ongoing operating performance.

•

Transaction costs: we incurred certain transaction costs related to the California joint venture and other new business pursuits. We excluded these costs from Pro forma FFO because we believe they are not representative of ongoing operating performance.

•

Prepayment penalties: as a result of debt refinancing activity, we incurred debt extinguishment costs, net of income tax effect. We excluded these costs from Pro forma FFO because we believe these costs are not representative of ongoing operating performance.

•

Straight-line rent: in 2018, we assumed a 99-year ground lease with scheduled rent increases. Due to the terms of the lease, GAAP rent expense will exceed cash rent payments until 2076. We include the cash rent payments for this ground lease in Pro forma FFO but exclude the incremental straight-line non-cash rent expense. We include the rent expense for this lease in other expenses, net, in our condensed consolidated statements of operations.

•

Severance costs, litigation, and other, net: during the nine months ended September 30, 2020, we incurred an unrealized loss on a derivative agreement and other non-recurring costs. We excluded these costs from Pro Forma FFO because we believe they are not representative of current operating performance. These costs are included in other expenses, net, on our Consolidated Statements of Operations.

In computing 2019 Pro forma FFO, we made the following adjustments to Nareit FFO:

•

Preferred equity redemption related costs: on May 16, 2019, we redeemed our Class A Preferred Perpetual Stock. We excluded the redemption-related costs from Pro forma FFO because we believe these costs are not representative of operating performance.

•	Prepayment penalties: as described above.

•	Straight-line rent: as described above.

•

Severance costs, litigation, and other, net: in 2019, we incurred severance and restructuring costs, costs related to our litigation with Airbnb, and other non-recurring costs. We excluded these amounts from Pro forma FFO because we believe these costs are not representative of operating performance. These costs are included in other expenses, net, on our Consolidated Statements of Operations.

AFFO represents Pro forma FFO reduced by Capital Replacements, which represent our estimation of the actual capital additions made to replace capital assets consumed during our ownership period. When we make capital additions at an apartment community, we evaluate whether the additions extend the useful life of an asset as compared to its condition at the time we purchased the apartment community. We classify as Capital Improvements those capital additions that meet this criterion, and we classify as Capital Replacements those that do not. AFFO is a key financial indicator we use to evaluate our short-term operational performance and is one of the factors that we use to determine the amounts of our dividend payments.

Nareit FFO, Pro forma FFO, and AFFO should not be considered alternatives to net income determined in accordance with GAAP, as indications of our performance. Although we use these non-GAAP measures for comparability in assessing our performance compared to other REITs, not all REITs compute these same measures and those who do may not compute them in the same manner. Additionally, computation of AFFO is subject to our definition of Capital Replacement spending. Accordingly, there can be no assurance that our basis for computing these non-GAAP measures is comparable with that of other REITs.

For the nine months ended September 30, 2020 and 2019, Aimco’s Nareit FFO, Pro forma FFO, and AFFO are calculated as follows (in thousands, except per share data):

	Nine Months Ended September 30,
	2020	2019
Net income attributable to Aimco common stockholders(1)	$20,845	$332,805
Adjustments:
Real estate depreciation and amortization, net of noncontrolling partners’ interest	287,390	276,353
Gain on dispositions and other, net of noncontrolling partners’ interest	(47,204)	(356,929)
Income tax adjustments related to gain on dispositions and other tax-related items	2,398	7,151
Common noncontrolling interests in Aimco Operating Partnership’s share of above adjustments	(12,453)	3,962
Amounts allocable to participating securities	(54)	101

Nareit FFO attributable to Aimco common stockholders	$250,922	$263,443
Adjustments, all net of common noncontrolling interests in Aimco Operating Partnership and participating securities:
Separation costs	11,930	—
Transaction costs	2,485	—
Prepayment penalties, net	13,514	1,604
Straight-line rent	1,902	3,590
Preferred equity redemption related amounts	—	3,864
Severance costs, litigation, and other	2,912	2,071

Pro forma FFO attributable to Aimco common stockholders	$283,665	$274,572
Capital Replacements, net of common noncontrolling interests in Aimco Operating Partnership and participating securities	(34,406)	(34,273)

AFFO attributable to Aimco common stockholders	$249,259	$240,299

Total share and dilutive share equivalents used to calculate Net income and Nareit FFO per share (2)	148,628	147,692
Adjustment to weight reverse stock split (3)	—	828

Pro forma shares and dilutive share equivalents used to calculate Pro forma FFO and AFFO per share	148,628	148,520

Net income attributable to Aimco per common share – diluted	$0.14	$2.26
Nareit FFO per share—diluted	$1.69	$1.78
Pro forma FFO per share—diluted	$1.91	$1.85
AFFO per share—diluted	$1.68	$1.62

(1)	Represents the numerator for calculating Aimco’s earnings per common share in accordance with GAAP.
(2)	Represents the denominator for Aimco’s earnings per common share – diluted, calculated in accordance with GAAP.
(3)

During the three months ended March 31, 2019, we completed a reverse stock split and a special dividend paid primarily in stock. For stock splits, GAAP requires the restatement of weighted average shares as if the reverse stock split occurred at the beginning of the period presented; while shares issued in the special dividend are included in weighted average shares outstanding from the date issued. To minimize confusion and facilitate comparison of period-over-period Pro forma FFO and AFFO, we calculated pro forma weighted average shares for 2019 based on the effective date of the reverse stock split and ex-dividend date for the shares issued in the special dividend, thereby eliminating the per-share impact of the GAAP treatment to Aimco’s reported Pro forma FFO and AFFO.

Leverage Ratios

As discussed under the Balance Sheet heading, our leverage strategy targets the ratio of Net Leverage to Adjusted EBITDAre to be below 7.0x and the ratio of Adjusted EBITDAre to Adjusted Interest Expense and Preferred Distributions to be greater than 2.5x. We believe these ratios, which are based in part on non-GAAP financial information, are commonly used by investors and analysts to assess the relative financial risk associated with companies within the same industry, and they are believed to be similar to measures used by rating agencies to assess entity credit quality.

Proportionate Debt, as used in our leverage ratios, is a non-GAAP measure and includes our share of the long-term, non-recourse property debt, outstanding borrowings under our revolving credit facility, and our term loan. Proportionate Debt excludes unamortized debt issuance costs because these amounts represent cash expended in earlier periods and do not reduce our contractual obligations. We reduce our recorded debt by the amounts of cash and restricted cash on-hand (which are primarily restricted under the terms of our property debt agreements), excluding tenant security deposits included in restricted cash, assuming the remaining amounts of cash and restricted cash would be used to reduce our outstanding leverage. We further reduce our recorded debt by the value of our investment in a securitization trust that holds certain of our property debt, as our payments of principal and interest associated with such property debt will ultimately repay our investments in the trust.

We believe Proportionate Debt is useful to investors as it is a measure of our net exposure to debt obligations. Proportionate Debt, as used in our leverage ratios, is calculated as set forth in the table below.

Preferred OP Units, as used in our leverage ratios, represents the redemption amount for the Aimco Operating Partnership’s preferred OP Units and, although perpetual in nature, is another component of our overall leverage.

The reconciliation of total indebtedness to Proportionate Debt and Net Leverage, as used in our leverage ratios as of September 30, 2020, is as follows (in thousands):

September 30, 2020
Total indebtedness	$4,406,797
Adjustments:
Debt issuance costs related to non-recourse property debt and term loan	22,454
Proportionate share adjustments related to debt obligations of consolidated and unconsolidated partnerships	(481,387)
Cash and restricted cash	(268,491)
Tenant security deposits included in restricted cash	13,036
Proportionate share adjustments related to cash and restricted cash held by consolidated and unconsolidated partnerships	6,496
Securitization trust investment and other	(98,874)

Proportionate Debt	$3,600,031

Preferred OP Units	79,449
Redeemable noncontrolling interests in consolidated real estate partnership	4,371

Net Leverage	$3,683,851

We calculated Adjusted EBITDAre used in our leverage ratios based on the most recent three-month amounts, annualized, and trailing twelve months. EBITDAre and Adjusted EBITDAre are non-GAAP measures,

which we believe are useful to investors, creditors, and rating agencies as a supplemental measure of our ability to incur and service debt because they are recognized measures of performance by the real estate industry and allow for comparison of our credit strength to different companies. EBITDAre and Adjusted EBITDAre should not be considered alternatives to net income (loss) as determined in accordance with GAAP as indicators of liquidity. There can be no assurance that our method of calculating EBITDAre and Adjusted EBITDAre is comparable with that of other real estate investment trusts. Nareit defines EBITDAre as net income computed in accordance with GAAP, before interest expense, income taxes, depreciation, and amortization expense, further adjusted for:

•	gains and losses on the dispositions of depreciated property;

•	impairment write-downs of depreciated property;

•	impairment write-downs of investments in unconsolidated partnerships caused by a decrease in the value of the depreciated property in such partnerships; and

•	adjustments to reflect Aimco’s share of EBITDAre of investments in unconsolidated entities.

EBITDAre is defined by Nareit and provides for an additional performance measure independent of capital structure for greater comparability between real estate investment trusts. We define Adjusted EBITDAre as EBITDAre adjusted to exclude the effect of the following items for the reasons set forth below:

•

net income attributable to noncontrolling interests in consolidated real estate partnerships and EBITDAre adjustments attributable to noncontrolling interests, to allow investors to compare a measure of our earnings before the effects of our capital structure and indebtedness with that of other companies in the real estate industry;

•

the amount of interest income related to our investment in the subordinated tranches in a securitization trust holding primarily Aimco property debt, as we view our interest cost on this debt to be net of any interest income received from the investment; and

•

the amount by which GAAP rent expense exceeds cash rents for a long-term ground lease for which expense exceeds cash payments until 2076. The excess of GAAP rent expense over the cash payments for this lease does not reflect a current obligation that affects our ability to service debt.

The reconciliation of net income to EBITDAre and Adjusted EBITDAre for the three months ended September 30, 2020 and twelve months ended September 30, 2020, as used in our leverage ratios, is as follows (in thousands):

	Three Months Ended September 30, 2020	Twelve Months Ended September 30, 2020
Net (loss) income	$(24,815)	$170,132
Adjustments:
Interest expense	50,519	186,503
Income tax benefit	(1,747)	(9,052)
Depreciation and amortization	98,249	393,558
Gain on disposition of real estate	—	(193,443)
Recovery of losses on notes receivable	8	8
Adjustment related to EBITDAre of unconsolidated partnerships	212	846

EBITDAre	$122,426	$548,552

Net loss attributable to noncontrolling interests in consolidated real estate partnerships	154	69
EBITDAre adjustments attributable to noncontrolling interests	(2,771)	(4,519)
Interest income received on securitization investment	(2,265)	(8,778)
Non-cash straight-line rent	669	2,701
Other adjustments, net(1)	6,828	(8,186)

Adjusted EBITDAre	$125,041	$529,839

Annualized Adjusted EBITDAre	$500,164

(1)

Other adjustments, net, includes pro forma adjustments to Nareit FFO per the reconciliation above, as well as adjustments for which annualization would distort results, and adjustments to reflect the acquisition of Hamilton on the Bay and the California joint venture transaction as if both transactions closed on July 1, 2020, for the annualized current quarter, and October 1, 2019, for the trailing twelve months.

The reconciliation of net income to EBITDAre and Adjusted EBITDAre for the three months ended September 30, 2019, is as follows (in thousands):

Net income	$3,970
Adjustments:
Interest expense	42,011
Income tax benefit	(3,096)
Depreciation and amortization	97,538
Gain on disposition of real estate	(1,146)
Adjustment related to EBITDAre of unconsolidated partnerships	212

EBITDAre	$139,489

Net income attributable to noncontrolling interests in Aimco Operating Partnership	58
EBITDAre adjustments attributable to noncontrolling interests	(649)
Interest income received on securitization investment	(2,084)
Straight-line rent and other (1)	924
Severance and restructuring costs (2)	1,296

Adjusted EBITDAre	$139,034

Annualized Adjusted EBITDAre	$556,136

(1)	Straight-line rent and other also includes other costs excluded from Adjusted EBITDAre that we believe are not representative of ongoing operating performance.
(2)

We incurred severance and restructuring costs in connection with office closures in 2019. We excluded such costs from Adjusted EBITDAre because we believe these costs are not representative of operating performance.

We calculated Adjusted Interest Expense, as used in our leverage ratios, based on the most recent three-month amounts, annualized, and trailing twelve months. Adjusted Interest Expense is a non-GAAP measure that we believe is meaningful for investors and analysts as it presents our share of current recurring interest requirements associated with leverage. Adjusted Interest Expense represents our proportionate share of interest expense on non-recourse property debt and interest expense on our revolving credit facility borrowings and term loan. We exclude from our calculation of Adjusted Interest Expense:

•	debt prepayment penalties, which are items that, from time to time, affect our interest expense, but are not representative of our scheduled interest obligations; and

•

the income we receive on our investment in the securitization trust that holds certain of our property debt, as this income is being generated indirectly from interest we pay with respect to property debt held by the trust.

Preferred Distributions represents the distributions paid on the Aimco Operating Partnership’s preferred OP Units. We add Preferred Distributions to Adjusted Interest Expense for a more complete picture of the interest and dividend requirements of our leverage.

The reconciliation of interest expense to Adjusted Interest Expense and Preferred Distributions for the three months ended September 30, 2020 and twelve months ended September 30, 2020, as used in our leverage ratios, is as follows (in thousands):

	Three Months Ended September 30, 2020	Twelve Months Ended September 30, 2020
Interest expense	$50,519	$186,503
Adjustments:
Proportionate share adjustments related to interest of consolidated and unconsolidated partnerships	(1,043)	(1,272)
Debt prepayment penalties	(7,930)	(19,506)
Interest income earned on securitization trust investment	(2,265)	(8,778)

Adjusted Interest Expense	$39,281	$156,947

Preferred distributions	1,687	7,323

Adjusted Interest Expense and Preferred Distributions	$40,968	$164,270

Annualized Adjusted Interest Expense	$157,124

Annualized Adjusted Interest Expense and Preferred Distributions	$163,872

Liquidity and Capital Resources

Liquidity

Liquidity is the ability to meet present and future financial obligations. Our primary source of liquidity is cash flow from operations. Additional sources are proceeds from dispositions of apartment communities, proceeds from refinancing existing property debt, borrowings under new property debt, borrowings under our revolving credit facility, and proceeds from equity offerings.

As of September 30, 2020, our available liquidity exceeded $1.0 billion. We have commitments for, and expect to spend, approximately $111 million on long-cycle redevelopment and development projects underway.

Our available liquidity consists of:

•	$228.4 million in cash and cash equivalents;

•	$27.1 million of restricted cash, excluding amounts related to tenant security deposits, consists primarily of escrows held by lenders for capital additions, property taxes, and insurance; and

•	$793.4 million of available capacity to borrow under our revolving credit facility after consideration of $6.6 million of letters of credit backed by the facility.

Additional liquidity may also be provided through property debt financing at properties unencumbered by debt. As of September 30, 2020, we held unencumbered communities with an estimated fair market value, based on GAV, of approximately $3.6 billion.

Uses for liquidity include normal operating activities, payments of principal and interest on outstanding property debt, capital expenditures, dividends paid to stockholders, distributions paid to noncontrolling interest partners, and acquisitions of apartment communities. We use our cash and cash equivalents and our cash provided by operating activities to meet short-term liquidity needs. In the event that our cash and cash equivalents and cash provided by operating activities are not sufficient to cover our short-term liquidity needs, we have additional means, such as short-term borrowing availability and proceeds from apartment community sales and refinancings. We may use our revolving credit facility for working capital and other short-term purposes, such as funding investments on an interim basis. We expect to meet our long-term liquidity requirements, including redevelopment spending and apartment community acquisitions, through primarily non-recourse, long-term borrowings, the issuance of equity securities (including OP Units), the sale of apartment communities, and cash generated from operations. Additionally, we expect to meet our liquidity requirements associated with our debt maturities. Our revolving credit facility matures on January 22, 2022, and our term loan matures on April 20, 2021, prior to consideration of its one-year extension option.

The following table summarizes the payments due under our non-recourse property debt commitments, excluding debt issuance costs, as of September 30, 2020 (in thousands):

	Total	Less than One Year (2020)	1-3 Years (2021-2022)	3-5 Years (2023-2024)	More than Five Years (2025 and Thereafter)
Non-recourse property debt	$4,079,251	$18,656	$472,602	$578,427	$3,009,566

During the nine months ended September 30, 2020, we placed $688.5 million of new property debt for incremental proceeds of $370.2 million.

Leverage and Capital Resources

The availability of credit and its related effect on the overall economy may affect our liquidity and future financing activities, both through changes in interest rates and access to financing. Currently, interest rates are low compared to historical levels. Recent events have increased volatility in interest rates, resulting in substantial movements, both up and down, in short periods of time. Capital is still available, but with fewer sources than in past periods. Any adverse changes in the lending environment could negatively affect our liquidity. We believe we have mitigated much of this exposure by reducing our short and intermediate term maturity risk through refinancing such loans with long-dated, fixed-rate property debt. However, if property financing options become unavailable for our future debt needs, we may consider alternative sources of liquidity, such as reductions in capital spending or proceeds from apartment community dispositions.

As of September 30, 2020, approximately 89% of our leverage consisted of property-level, non-recourse, long-dated, amortizing debt. Approximately 98% of our property-level debt is fixed-rate, which provides a hedge against increases in interest rates, capitalization rates, and inflation. The weighted-average remaining term to maturity of our property-level debt was 8.2 years. On average, 5.0% of our unpaid principal balances will mature each year from 2021 through 2023.

While our primary source of leverage is property-level, non-recourse, long-dated, fixed-rate, amortizing debt, we also have a credit facility with a syndicate of financial institutions. As of September 30, 2020, we had no outstanding borrowings under our revolving credit facility and had capacity to borrow up to $793.4 million after consideration of $6.6 million of letters of credit backed by the facility.

During the nine months ended September 30, 2020, we amended our Second Amended and Restated Senior Secured Credit Agreement to include a $350.0 million term loan that matures on April 20, 2021. The term loan represents approximately 9% of our total leverage, includes a one-year extension option, and bears interest at 30-day LIBOR plus 185-basis points with a 50-basis point LIBOR floor.

As of September 30, 2020, our outstanding preferred OP Units represented approximately 2% of our total leverage. Preferred OP Units are redeemable at the holder’s option; however, for illustrative purposes, we compute the weighted-average maturity of our total leverage assuming a 10-year maturity on the units.

The combination of non-recourse property-level debt, borrowings under our revolving credit facility, term loan, preferred OP Units, and redeemable noncontrolling interests in a consolidated real estate partnership comprise our total leverage. The weighted-average remaining term to maturity for our total leverage described above was 7.6 years as of September 30, 2020.

Under the revolving credit facility and term loan, we have agreed to maintain a Fixed Charge Coverage ratio of 1.40x, as well as other covenants customary for similar revolving credit arrangements. For the trailing 12-month period ended September 30, 2020, our Fixed Charge Coverage ratio was 1.93x. We expect to remain in compliance with this covenant during the next 12 months.

We like the discipline of financing our investments in real estate through the use of fixed-rate, amortizing, non-recourse property debt, as the amortization gradually reduces our leverage and reduces our refunding risk, and the fixed-rate provides a hedge against increases in interest rates, and the non-recourse feature avoids entity risk.

Changes in Cash, Cash Equivalents, and Restricted Cash

The following discussion relates to changes in consolidated cash, cash equivalents, and restricted cash due to operating, investing and financing activities, which are presented in our condensed consolidated statements of cash flows in Item 1 of this report.

Operating Activities

For the nine months ended September 30, 2020, net cash provided by operating activities was $265.9 million. Our operating cash flow is affected primarily by rental rates, occupancy levels, and operating expenses related to our portfolio of apartment communities. Cash provided by operating activities for the nine months ended September 30, 2020, decreased by $12.9 million compared to 2019. The decrease was due to lower contribution from our Same Store and Redevelopment and Development communities, which were negatively impacted by the pandemic and governmental lockdown, and lower net operating income associated with communities sold. The decrease was offset partially by higher contribution from our Acquisition and Other Real Estate communities.

Investing Activities

For the nine months ended September 30, 2020, our net cash used in investing activities of $356.0 million consisted primarily of capital expenditures and cash used in the purchase of Hamilton on the Bay, offset partially by proceeds from the disposition of one apartment community.

Total capital additions at apartment communities totaled $258.3 million and $296.1 million during the nine months ended September 30, 2020 and 2019, respectively. We generally fund capital additions with cash provided by operating activities and cash proceeds from sales of apartment communities.

We categorize capital spending for communities in our portfolio broadly into seven primary categories:

•

capital replacements, which do not increase the useful life of an asset from its original purchase condition. Capital replacements represent capital additions made to replace the portion of our investment in acquired apartment communities consumed during our period of ownership;

•	capital improvements, which represent capital additions made to replace the portion of acquired apartment communities consumed prior to our period of ownership;

•

capital enhancements, which may include kitchen and bath remodeling, energy conservation projects, and investments in more durable, longer-lived materials designed to reduce costs, all of which differ from redevelopment additions in that they are generally lesser in scope and do not significantly disrupt property operations;

•	initial capital expenditures, which represent capital additions contemplated in the underwriting of our recently acquired communities;

•

redevelopment additions, which represent capital additions intended to enhance the value of the apartment community through the ability to generate higher average rental rates, and may include costs related to entitlement, which enhance the value of a community through increased density, and costs related to renovation of exteriors, common areas, or apartment homes;

•	development additions, which represent construction and related capitalized costs associated with the ground-up development of apartment communities; and

•	casualty capital additions, which represent capitalized costs incurred in connection with the restoration of an apartment community after a casualty event.

We exclude the amounts of capital spending related to commercial spaces and to apartment communities sold or classified as held for sale at the end of the period from the foregoing measures. We have also excluded from these measures indirect capitalized costs, which are not yet allocated to communities with capital additions, and their related capital spending categories.

A summary of the capital spending for these categories, along with a reconciliation of the total for these categories to the capital expenditures reported in the accompanying condensed consolidated statements of cash flows for the nine months ended September 30, 2020 and 2019, are presented below (in thousands):

	Nine Months Ended September 30,
	2020	2019
Capital replacements	$28,330	$27,834
Capital improvements	9,066	13,528
Capital enhancements	23,178	66,007
Redevelopment	106,873	74,666
Development	79,486	93,461
Initial capital expenditures	3,989	15,200
Casualty	7,411	5,420

Total apartment community capital additions	$258,333	$296,116
Plus: additions related to commercial spaces	2,391	4,221
Plus: additions related to apartment communities sold or held for sale	356	4,362

Consolidated capital additions	$261,080	$304,699
Plus: net change in accrued capital spending	11,189	(11,950)

Capital expenditures per condensed consolidated statement of cash flows	$272,269	$292,749

For the nine months ended September 30, 2020 and 2019, we capitalized $10.8 million and $8.0 million of interest costs, respectively, and $25.5 million and $26.9 million of other direct and indirect costs, respectively.

We invested $23.2 million in capital enhancements and $186.4 million in redevelopment and development during the nine months ended September 30, 2020. Capital enhancement spend decreased $42.8 million for the nine months ended September 30, 2020, compared to 2019, due primarily to the delay of certain capital projects in response to the potential economic impacts of COVID-19 and the governmental lockdown. The increase in redevelopment spending is driven by the full redevelopments of the North Tower at Flamingo Point and 707 Leahy. Further details regarding our redevelopment and development activities, including apartment communities constructed and delivered as of September 30, 2020, is discussed in the Executive Overview section above.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2020 increased by $423.0 million compared to nine months ended September 30, 2019. The change was due primarily to cash proceeds from the sale of a partial interest in the California joint venture, cash proceeds from our term loan, and lower payments to equity holders, offset partially by higher principal repayments on non-recourse debt and higher payments on our revolving credit facility.

Equity Transactions

The following table presents Aimco’s dividend and distribution activity during the nine months ended September 30, 2020 (in thousands):

Cash distributions paid to holders of OP Units	$15,551
Cash distributions paid to holders of noncontrolling interests in consolidated real estate partnerships	312
Cash dividends paid by Aimco to common stockholders	183,003

Total cash dividends and distributions paid by Aimco	$198,866

Future Capital Needs

We expect to fund any future acquisitions, redevelopment, development, and other capital spending principally with proceeds from apartment community sales, short-term borrowings, debt and equity financing, and operating cash flows. Our near-term business plan does not contemplate the issuance of equity. We believe, based on the information available at this time, that we have sufficient cash on hand and access to additional sources of liquidity to meet our operational needs for 2020 and beyond.

For the Years Ended December 31, 2019, 2018, and 2017

Executive Overview

Our principal financial objective is to provide predictable and attractive returns to our equity holders. We measure our long-term total return using Net Asset Value, or NAV, which is used by many investors because the value of company assets can be readily estimated, even for non-earning assets such as land or properties under development. NAV has the advantage of incorporating the investment decisions of thousands of real estate investors, enhancing comparability among companies that have differences in their accounting, avoiding disparity that can result from application of GAAP to investment properties and various ownership structures. Some investors focus on multiples of AFFO and Nareit FFO. We use Pro forma FFO as a secondary measure of operational performance. In 2019, AFFO per share grew $0.04, to $2.20 per share.

Year-over-year as of December 31, 2019, our NAV per share increased by about 3.9%.

Financial Highlights

Net income attributable to common stockholders per common share, on a dilutive basis, decreased by $1.19 during the year ended December 31, 2019 compared to 2018, primarily due to lower gains from dispositions.

We sold our Asset Management business in July 2018, accepting near-term earnings dilution as the price of an increased long-term growth rate. In 2019, we overcame these earnings headwinds and Pro forma FFO per share increased by $0.05, or 2.0%, for the year ended December 31, 2019 compared to 2018. For the three months ended December 31, 2019 compared to 2018, the first comparative period without the Asset Management business, our Pro forma FFO and AFFO per share increased 5% and 12%, respectively.

The year-over-year increase in Pro Forma FFO was due primarily to contribution from our same store segment’s (“Same Store”) property net operating income growth of 4.3%, driven by a 3.8% increase in revenue, partially offset by a 2.4% increase in expenses. The increase in Same Store net operating income was offset partially by earnings dilution from the sale of the Asset Management business and lower tax benefit. AFFO per share also increased by $0.04, or 1.9%, for the year ended December 31, 2019 compared to 2018 due to the $0.05 increase in Pro forma FFO per share, partially offset by a $0.01 per share increase in capital replacement spending.

Our business is organized around five areas of strategic focus: operational excellence; redevelopment and development; portfolio management; balance sheet; and team and culture. The results from the execution of our business plan in 2019 are further described in the sections that follow.

Operational Excellence

We own and operate a portfolio of apartment communities, diversified by both geography and price point. As of December 31, 2019, our portfolio included 124 apartment communities with 32,839 apartment homes in which we held an average ownership of approximately 99%. Approximately 80% of the value of our portfolio, measured by gross asset value (the estimated fair value of our communities), was attributable to Same Store communities.

Our property management team produced solid results for our portfolio for the year ended December 31, 2019. Same Store highlights include:

•	Average daily occupancy of 97.1%, 60 basis points higher than the year ended 2018;

•	Net operating income increased 4.3% with a 73.7% net operating income margin, 40 basis points higher than the margin for the year ended 2018; and

•	Rent increases on renewals and new leases averaged 4.9% and 1.9%, respectively, for a weighted average increase of 3.4%, 40 basis points higher than the year ended 2018.

Our focus on efficient operations through productivity initiatives such as centralization of administrative tasks, optimization of economies of scale at the corporate level, increased automation, and investment in more durable, longer-lived materials has helped us control operating expenses. These and other innovations contributed to limiting growth in Same Store controllable operating expense, defined as property expenses less taxes, insurance, and utility expenses, compounding for the past 12 years at an annual rate of negative 0.2%. Our 2019 controllable operating expenses were flat compared to 2018.

Redevelopment and Development

Our second line of business is the redevelopment and some development of apartment communities. Through redevelopment activities, we expect to create value by repositioning communities within our portfolio. We undertake ground-up development when warranted by risk-adjusted investment returns, either directly or in connection with the redevelopment of an existing community. When warranted, we rely on the expertise and credit of a third-party developer familiar with the local market to limit our exposure to construction risk. Over the past five years, we have spent approximately $1.0 billion on redevelopment and development, targeting free cash flow internal rates of return of approximately 9% to 11% on these investments.

We invest to earn risk-adjusted returns in excess of those expected from the apartment communities sold in paired trades to fund the redevelopment or development. Of these two activities, we generally favor redevelopment because it permits adjustment to the scope and timing of spending to align with changing market conditions and customer preferences.

During the year ended December 31, 2019, we invested $229.8 million in redevelopment and development, an increase of approximately 30% compared to 2018. We continued redevelopment activities at Bay Parc and the ground-up construction at Parc Mosaic and The Fremont on the Anschutz Medical Campus. We also began the redevelopment of the North Tower at Flamingo Point and 707 Leahy, and ground-up construction at Eldridge Townhomes adjacent to our Elm Creek apartment community.

The following table summarizes our significant redevelopment and development communities (dollars in millions):

	Location	Apartment Homes Approved for Redevelopment	Apartment Homes Completed	Percentage of Completed Homes Leased	Estimated Net Redevelopment Investment	Expected Initial Occupancy
Short-cycle redevelopments:
Bay Parc	Miami, FL	105	60	97%	$28.3	N/A
Long-cycle redevelopments:
707 Leahy(1)	Redwood City, CA	110	—	—%	23.7	1Q 2020
Eldridge (formerly Elm Creek) Townhomes	Elmhurst, IL	58	—	—%	35.1	2Q 2020
Flamingo Point(2)	Miami Beach, FL	886	—	—%	280.0	3Q 2021
The Fremont	Denver, CO (MSA)	253	—	—%	87.0	3Q 2020
Parc Mosaic(3)	Boulder, CO	226	185	59%	123.4	3Q 2019

Total		1,638	245		$577.5

(1)

At 707 Leahy, we completed construction on the first building, containing 12 apartment homes, in January. Construction on the remaining homes is on schedule to be complete during the three months ending June 30, 2020.

(2)	At Flamingo Point, we completed construction on the entryway, retail, and amenities during the three months ended December 31, 2019, and continued the full renovation of the North Tower.
(3)

At Parc Mosaic, we completed three buildings in 2019, the first in August, the second in October, and the third in late December. As of December 31, 2019, the first two buildings were 81% leased and in January, we welcomed the first residents of the third building. The fourth, and final, building was delayed slightly and is now expected to be finished during the three months ending March 31, 2020. Notwithstanding this delay, we expect to achieve stabilized occupancy during the three months ending December 31, 2020, consistent with prior projections.

As of December 31, 2019, our total estimated net investment at redevelopment and development communities is $577.5 million, with a projected weighted-average net operating income yield on these investments of 5.3%, assuming untrended rents. As of December 31, 2019, $309.2 million of this total has been funded. The remaining estimated net investment of $268.3 million on these communities is expected to be funded in 2020 and future years, on a leverage-neutral basis, with proceeds from sales of apartment communities with lower forecasted free cash flow internal rates of return.

When possible, we prefer redevelopments that can be completed one apartment home at a time, when that home is vacated and available for renovation, or one floor at a time, thereby limiting the number of down homes and lease-up risk. We currently have six short-cycle projects, including Bay Parc, ongoing in our portfolio. During the year ended December 31, 2019, we completed 150 apartment homes, with another 21 homes under construction as of December 31, 2019.

During the year ended December 31, 2019, we leased 251 redeveloped or newly developed apartment homes. As of December 31, 2019, our exposure to lease-up at active redevelopment and developments was 866 apartment homes, or less than 3% of our homes.

Please see “Liquidity and Capital Resources—Redevelopment and Development” for additional information regarding our redevelopment and development investment during the year ended December 31, 2019.

Portfolio Management

Our portfolio of apartment communities is diversified across “A,” “B,” and “C+” price points, averaging “B/B+” in quality, and is also diversified across several of the largest markets in the United States. We measure the quality of apartment communities in our portfolio based on average rents of our apartment homes compared to local market average rents as reported by a third-party provider of commercial real estate performance and analysis. Under this rating system, we classify as “A” quality apartment communities those earning rents greater than 125% of local market average; as “B” quality apartment communities those earning rents between 90% and 125% of local market average; as “C+” quality apartment communities those earning rents greater than $1,100 per month, but lower than 90% of local market average; and as “C” quality apartment communities those earning rents less than $1,100 per month and lower than 90% of local market average. We classify as “B/B+” quality a portfolio that on average earns rents between 100% and 125% of local market average rents. Although some companies and analysts within the multifamily real estate industry use apartment community quality ratings of “A,” “B,” and “C,” some of which are tied to local market rent averages, the metrics used to classify apartment community quality as well as the period for which local market rents are calculated may vary from company to company. Accordingly, this rating system for measuring apartment community quality is neither broadly nor consistently used in the multifamily real estate industry.

The following table summarizes information about our portfolio relative to the market for the three months ended December 31, 2019:

Average revenue per Aimco apartment home(1)	$2,272
Portfolio average rents as a percentage of local market average rents	113%
Percentage A (4Q 2019 average revenue per Aimco apartment home $2,943)	54%
Percentage B (4Q 2019 average revenue per Aimco apartment home $2,006)	29%
Percentage C+ (4Q 2019 average revenue per Aimco apartment home $1,782)	17%

(1)	Represents average monthly rental and other property revenues (excluding resident reimbursement of utility cost) divided by the number of occupied apartment homes as of the end of the period.

Our average revenue per apartment home was $2,272 for the three months ended December 31, 2019, representing an increase of 7% compared to the same period in 2018, and a 7.2% compounded annual growth rate over the past five years. This increase is due to growth in Same Store revenue as well as our acquisition activities, lease-up of redevelopment and acquisition communities, and the sale of communities with average monthly revenues per apartment home lower than those of the retained portfolio.

During the year ended December 31, 2019, we reallocated capital from slower-growth markets such as Chicago and reinvested the proceeds in higher-growth markets such as Miami, Denver, and Boston.

As part of our portfolio strategy, we may seek to sell communities with lower expected free cash flow internal rates of return and reinvest the proceeds from such sales in accretive uses such as capital enhancements, share repurchases, and selective acquisitions with projected free cash flow internal rates of return higher than expected from the communities being sold. Through this disciplined approach to capital allocation, we will increase the quality and expected growth rate of our portfolio.

As we execute our portfolio strategy, we expect to increase average revenue per Aimco apartment home at a rate greater than market rent growth, increase free cash flow margins, and maintain sufficient geographic and price point diversification to limit volatility and concentration risk.

Acquisitions

We follow a disciplined paired trade policy in making investments. We evaluate potential acquisitions seeking free cash flow internal rates of returns higher than those of the communities being sold. We prefer well-located real estate where land is a significant percentage of total value and provides potential upside from development or redevelopment.

During the year ended December 31, 2019, we acquired three properties: One Ardmore in Ardmore, Pennsylvania; Prism (50 Rogers), a community under construction in Cambridge, Massachusetts; and 1001 Brickell Bay Drive in Miami, Florida. Together, these acquisitions have an expected weighted-average free cash flow internal rate of return of 9%, approximately 300 basis points better than expected from the properties being sold, or to be sold, in paired trades to fund the acquisitions.

Mezzanine Investment

On November 26, 2019, we made a five-year, $275.0 million mezzanine loan at a 10% annual rate to the partnership owning Parkmerced Apartments. The loan is secured by a second-priority deed of trust. We simultaneously received a 10-year option to acquire a 30% interest in the partnership at an exercise price of $1.0 million, increased by 30% of future capital spending to progress development and redevelopment of Parkmerced Apartments.

Parkmerced Apartments is a 152-acre site in the southwest corner of San Francisco, currently improved with 3,221 apartment homes completed shortly before and after World War II. These apartment homes are subject to City of San Francisco rent control. The development of the site is governed by a development agreement that allows for 8,900 total residential units, with the new units exempt from City of San Francisco rent control. The partnership, which is the borrower and in which we have the option to acquire 30% ownership, owns 3,165 of the existing rent-controlled apartment homes, which excludes apartment homes transferred as part of an earlier phase of development to which we are not a party, as well as the vested right to develop 4,093 of the new market-rate homes.

The mezzanine loan provides us with current income with minimal expected downside risk. The option is expected to provide us with an opportunity to participate in substantial value creation from the vested development rights.

Dispositions

During the year ended December 31, 2019, we sold 12 apartment communities, generating net proceeds of $619.4 million used to fund acquisitions, redevelopment, development, the repurchase of Aimco shares in the fourth quarter of 2018, and other capital investments. We delayed approximately $300 million of planned fourth quarter 2019 and January 2020 sales. While this delay temporarily increased leverage, we expect a better execution as the transaction market remains deep, liquid, and attractively priced.

Balance Sheet

Leverage

Our leverage strategy seeks to increase financial returns by using leverage with appropriate caution. We limit risk through our balance sheet structure, employing low leverage, primarily non-recourse and long-dated property debt; build financial flexibility by maintaining ample unused and available credit as well as holding properties with substantial value unencumbered by property debt; and use partners’ capital when it enhances financial returns or reduces investment risk.

Our leverage includes our share of long-term, non-recourse property debt encumbering apartment communities, outstanding borrowings on the revolving credit facility, outstanding preferred equity, and redeemable noncontrolling interests in a consolidated real estate partnership. Please see “—Liquidity and Capital Resources” for additional information regarding our leverage.

Our target leverage ratios are Proportionate Debt and Preferred Equity to Adjusted EBITDAre below 7.0x and Adjusted EBITDAre to Adjusted Interest Expense and Preferred Dividends greater than 2.5x. Our leverage ratios for the three months ended December 31, 2019, are presented below:

Proportionate Debt to Adjusted EBITDAre	7.4x
Proportionate Debt and Preferred Equity to Adjusted EBITDAre	7.6x
Adjusted EBITDAre to Adjusted Interest Expense	3.7x
Adjusted EBITDAre to Adjusted Interest Expense and Preferred Dividends	3.5x

We calculate Adjusted EBITDAre and Adjusted Interest Expense used in our leverage ratios based on the most recent three month amounts, annualized. The sales delay mentioned above increased Proportionate Debt to Adjusted EBITDAre and Proportionate Debt and Preferred Equity to Adjusted EBITDAre by 0.3x as of December 31, 2019. We expect a gradual decline in leverage to EBITDAre ratios throughout 2020, reaching approximately 6.4x and 6.5x, respectively, at year end. In future years, we expect earnings growth from completed redevelopments will increase EBITDAre and further reduce our leverage ratios.

Please see “—Non-GAAP Measures—Leverage Ratios” for further information about the calculation of our leverage ratios.

Refinancing Activity

During the year ended December 31, 2019, we financed $772.6 million of new non-recourse, fixed-rate property debt. These loans have a weighted-average interest rate of 3.32%, a weighted-average term to maturity of 11.4 years and contributed an approximately 29 basis point decrease in our annual cost of leverage compared to 2018.

Liquidity

Our liquidity consists of cash balances and available capacity on our revolving credit facility. As of December 31, 2019, we had cash and restricted cash of $177.7 million and had the capacity to borrow up to $517.8 million on our revolving credit facility, after consideration of $7.2 million letters of credit backed by the facility. We use our credit facility primarily for working capital and other short-term purposes and to secure letters of credit.

We manage our financial flexibility by maintaining an investment grade rating and holding apartment communities that are unencumbered by property debt. As of December 31, 2019, we held unencumbered apartment communities with an estimated fair market value, based on GAV, of approximately $2.4 billion.

Two credit rating agencies rate our creditworthiness, using different methodologies and ratios for assessing our credit, and both have rated our credit and outlook as BBB- (stable), an investment grade rating. Although some of the ratios they use are similar to those we use to measure our leverage, there are differences in our methods of calculation and therefore our leverage ratios disclosed above are not indicative of the ratios that may be calculated by these agencies.

Equity Capital Activities

On February 3, 2019, Aimco’s board of directors declared a special dividend on the common stock that consisted of $67.1 million in cash and 4.5 million shares of Aimco Common Stock. The special dividend also included the regular quarterly cash dividend of $0.39 per share. Simultaneously, Aimco’s board of directors authorized a reverse stock split, effective on February 20, 2019, in which every 1.03119 Aimco common share was combined into one Aimco common share, which was effective at the close of business on February 20, 2019. Taken together, the total number of shares outstanding after the stock dividend and reverse split was unchanged from the number of shares outstanding immediately prior to the two actions. Please refer to Notes 7 and 8 to the consolidated financial statements for further information regarding these transactions.

On January 28, 2020, our board of directors declared a quarterly cash dividend of $0.41 per share of Aimco Common Stock, representing an increase of 5% compared to the regular quarterly dividends paid in 2019. This amount was payable on February 28, 2020, to stockholders of record on February 14, 2020.

Team and Culture

Our team and culture are keys to our success. Our intentional focus on a collaborative and productive culture based on respect for others and personal responsibility is reinforced by a preference for promotion from within. We focus on succession planning and talent development to produce a strong, stable team that is the enduring foundation of our success. We offer benefits reinforcing our value of caring for each other, including paid time for parental leave, paid time annually to volunteer in local communities, college scholarships for the children of team members, an emergency fund to help team members in crisis, financial support for our team members who are becoming United States citizens, and a bonus structure at all levels of the organization. We also pay full compensation and benefits for team members who are actively deployed by the United States military. Out of hundreds of participating companies in 2019, Aimco was one of only seven recognized as a “Top Workplace” in Colorado for each of the past seven years. Aimco was also recognized as a Top Workplace in the Bay Area in 2019. Also in 2019, Aimco was the only real estate company to receive a BEST award from the Association for Talent Development in recognition of our company-wide success in talent development, marking our second consecutive year receiving this award.

Results of Operations

Because our operating results depend primarily on income from our apartment communities, the supply of and demand for apartments influences our operating results. Additionally, the level of expenses required to operate and maintain our apartment communities and the pace and price at which we redevelop, acquire, and dispose of our apartment communities affect our operating results.

The following discussion and analysis of the results of our operations and financial condition should be read in conjunction with the consolidated financial statements, which are included elsewhere in this information statement.

Year Ended December 31, 2019, Compared to December 31, 2018

Net income attributable to Aimco decreased by $192.1 million for the year ended December 31, 2019 compared to 2018, as described more fully below.

Property Management

We have four segments: Same Store, Redevelopment and Development, Acquisition, and Other Real Estate. Our Same Store segment includes communities that have reached a stabilized level of operations as of the beginning of a two-year comparable period and maintained it throughout the current and comparable prior year and are not expected to be sold within 12 months. Our Redevelopment and Development segment includes communities that are currently under construction that have not achieved a stabilized level of operations, and those that have been completed in recent years that have not achieved and maintained stabilized operations for both the current and comparable prior year. Our Acquisition segment includes those communities that we have acquired since the beginning of a two-year comparable period. Our Other Real Estate segment primarily includes apartment communities that are subject to limitations on rent increases, apartment communities that we expect to sell within 12 months but do not yet meet the criteria to be classified as held for sale, certain retail spaces, and 1001 Brickell Bay Drive.

As of December 31, 2019, our Same Store segment included 91 apartment communities with 26,649 apartment homes.

From December 31, 2018, to December 31, 2019, on a net basis, our Same Store segment decreased by two apartment communities and increased by 744 apartment homes. These changes consisted of:

•

the addition of eight redeveloped and developed apartment communities with 3,008 apartment homes previously classified in the Redevelopment and Development segment, now classified as Same Store upon maintaining stabilized operations for the entirety of the periods presented;

•

the addition of one apartment community with 463 apartment homes, previously classified in the Acquisition segment, now classified as Same Store because we have now owned it for the entirety of both periods presented;

•

the addition of one apartment community with 246 apartment homes, previously classified in the Other Real Estate segment, which maintained stabilized operations for the entirety of the periods presented following a casualty event;

•

the addition of one apartment community with 72 apartment homes that we separated into a newly branded stand-alone community from an existing community that was previously classified in the Redevelopment and Development segment, resulting in an increase of one community with no change in the total number of apartment homes;

•	the reduction of two apartment communities with 153 apartment homes for which we commenced redevelopment during the period and were reclassified to the Redevelopment and Development segment;

•	the reduction of one apartment community with 78 apartment homes that we expect to sell within 12 months that is now classified in the Other Real Estate segment; and

•	the reduction of 10 apartment communities with 2,814 apartment homes that were sold as of December 31, 2019.

As of December 31, 2019, our Redevelopment and Development segment included seven apartment communities with 3,143 apartment homes, our Acquisition segment included seven apartment communities with 1,590 apartment homes, and our Other Real Estate segment included 15 apartment communities with 1,315 apartment homes and one office building.

We use proportionate property net operating income to assess the operating performance of our communities. Proportionate property net operating income reflects our share of rental and other property revenues, excluding resident utility reimbursement, less direct property operating expenses, net of resident utility reimbursement, for consolidated communities. Accordingly, the results of operations of our segments discussed below are presented on a proportionate basis and exclude the results of four apartment communities with 142 apartment homes that we do not consolidate.

We do not include offsite costs associated with property management, casualty losses, or the results of apartment communities sold or held for sale, reported in consolidated amounts, in our assessment of segment performance. Accordingly, these items are not allocated to our segment results discussed below.

Please refer to Note 13 to the consolidated financial statements, which are included elsewhere in this information statement, for further discussion regarding our segments, including a reconciliation of these proportionate amounts to consolidated rental and other property revenues attributable to real estate and property operating expenses attributable to real estate.

Proportionate Property Net Operating Income

The results of our segments for the years ended December 31, 2019 and 2018, as presented below, are based on the apartment community classifications as of December 31, 2019.

	Year Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
Rental and other property revenues, before utility reimbursements:
Same Store	$691,379	$665,835	$25,544	3.8%
Redevelopment and Development	75,522	76,687	(1,165)	(1.5%)
Acquisition	42,038	27,923	14,115	50.5%
Other Real Estate	45,105	37,647	7,458	19.8%

Total	854,044	808,092	45,952	5.7%

Property operating expenses, net of utility reimbursements:
Same Store	181,802	177,466	4,336	2.4%
Redevelopment and Development	27,919	27,836	83	0.3%
Acquisition	11,715	7,689	4,026	52.4%
Other Real Estate	17,717	14,910	2,807	18.8%

Total	239,153	227,901	11,252	4.9%

Proportionate property net operating income:
Same Store	509,577	488,369	21,208	4.3%
Redevelopment and Development	47,603	48,851	(1,248)	(2.6%)
Acquisition	30,323	20,234	10,089	49.9%
Other Real Estate	27,388	22,737	4,651	20.5%

Total	$614,891	$580,191	$34,700	6.0%

For the year ended December 31, 2019, compared to 2018, our Same Store proportionate property net operating income increased by $21.2 million, or 4.3%. This increase was attributable primarily to a $25.5 million, or 3.8%, increase in rental and other property revenues due to higher average revenues of $69 per apartment home comprised of increases in rental rates and a 60 basis point increase in average daily occupancy. Renewal rents increased by 4.9% and new lease rents increased by 1.9%, resulting in a weighted-average increase of 3.4%. The increase in Same Store rental and other property revenues was offset partially by a $4.3 million, or 2.4%, increase in property operating expenses due primarily to higher real estate taxes. Controllable operating expenses, which exclude utility costs, real estate taxes, and insurance, were flat for the year ended December 31, 2019, compared to 2018.

Redevelopment and Development proportionate property net operating income decreased by $1.2 million, or 2.6%, for the year ended December 31, 2019, compared to 2018. This decrease was attributable primarily to de-leasing at Flamingo Point and 707 Leahy in preparation for redevelopment, offset partially by increased occupancy driven by the lease-up of Park Towne Place.

Acquisition proportionate property net operating income increased by $10.1 million, or 49.9%, for the year ended December 31, 2019, compared to 2018. This increase was attributable primarily to the 2019 acquisition of One Ardmore and a full period of operating activity at the four Philadelphia communities acquired in 2018, compared to eight months of operations during the year ended December 31, 2018.

Other Real Estate proportionate property net operating income increased by $4.7 million, or 20.5%, for the year ended December 31, 2019, compared to 2018 due primarily to the acquisition of 1001 Brickell Bay Drive in 2019.

Year Ended December 31, 2018, Compared to December 31, 2017

Net income attributable to Aimco and net income attributable to AIR OP increased by $350.5 million and $370.4 million, respectively, for the year ended December 31, 2018, as compared to 2017, as described more fully below.

Proportionate Property Net Operating Income

As of December 31, 2018, excluding apartment communities sold during 2019, our Same Store segment consisted of 83 Same Store apartment communities with 23,091 apartment homes, our Redevelopment and Development segment included 13 apartment communities with 6,294 apartment homes, our Acquisition segment included seven apartment communities with 1,943 apartment homes, and our Other Real Estate segment included 15 apartment communities with 1,483 apartment homes.

The results of our segments for the years ended December 31, 2018 and 2017, as presented below, are based on the apartment community classifications as of December 31, 2018, and exclude amounts related to apartment communities sold during 2019. Based on the nature of our apartment community classifications, there is no comparison of the years ended December 31, 2018 and 2017. The results of operations for these communities are reflected in the table below.

	Year Ended December 31,
(in thousands)	2018	2017	$ Change	% Change
Rental and other property revenues, before utility reimbursements:
Same Store	$534,389	$517,429	$16,960	3.3%
Redevelopment and Development	182,662	160,045	22,617	14.1%
Acquisition	48,474	17,475	30,999	177.4%
Other Real Estate	42,567	41,226	1,341	3.3%

Total	808,092	736,175	71,917	9.8%

Property operating expenses, net of utility reimbursements:
Same Store	138,187	133,517	4,670	3.5%
Redevelopment and Development	60,277	56,475	3,802	6.7%
Acquisition	14,031	7,040	6,991	99.3%
Other Real Estate	15,406	14,727	679	4.6%

Total	227,901	211,759	16,142	7.6%
Proportionate property net operating income:
Same Store	396,202	383,912	12,290	3.2%
Redevelopment and Development	122,385	103,570	18,815	18.2%
Acquisition	34,443	10,435	24,008	230.1%
Other Real Estate	27,161	26,499	662	2.5%

Total	$580,191	$524,416	$55,775	10.6%

For the year ended December 31, 2018, compared to 2017, Same Store proportionate property net operating income increased by $12.3 million, or 3.2%. This increase was attributable primarily to a $17.0 million, or 3.3%, increase in rental and other property revenues due to higher average revenues of $53 per apartment home comprised of increases in rental rates and a 60 basis point increase in average daily occupancy. Renewal rents increased by 4.9% and new lease rents increased by 1.9%, resulting in a weighted-average increase of 3.4%. The increase in Same Store and other property revenues was offset partially by a $4.7 million, or 3.5%, increase in property operating expenses due primarily to increases in real estate taxes and repairs and maintenance costs.

During the year ended December 31, 2018, compared to 2017, controllable operating expenses increased by $1.0 million, or 1.5%.

Redevelopment and Development proportionate property net operating income increased by $18.8 million, or 18.2%, for the year ended December 31, 2018, compared to 2017 due to leasing activities at communities, offset partially by decreases due to apartment homes taken out of service for redevelopment.

Acquisition proportionate property net operating income increased by $24.0 million, or 230.1%, for the year ended December 31, 2018, compared to 2017 due to the 2018 acquisitions of Bent Tree Apartments, Avery Row, and four apartment communities in Philadelphia.

Non-Segment Real Estate Operations

Operating income amounts not attributed to our segments include offsite costs associated with property management, casualty losses, and the results of apartment communities sold or held for sale, reported in consolidated amounts, which we do not allocate to our segments for purposes of evaluating segment performance.

For the years ended December 31, 2019, 2018, and 2017, casualty losses totaled $9.0 million, $4.0 million, and $8.2 million, respectively. Casualty losses during the year ended December 31, 2019, included one major claim due to storm-related flooding at our One Canal apartment community and several other claims due to fire damage. Casualty losses for the year ended December 31, 2018, included several claims due primarily to storm and fire damage, offset partially by recovery from insurance carriers for insured losses in excess of policy limits. Casualty losses were elevated during the year ended December 31, 2017, due primarily to hurricane damage.

For the years ended December 31, 2019, 2018, and 2017, apartment communities that were sold or classified as held for sale generated net operating income of $16.6 million, $54.6 million, and $91.1 million, respectively.

Asset Management Results

For the year ended December 31, 2019, there was no net operating income attributable to the Asset Management business, which we sold in July 2018.

For the years ended December 31, 2018 and 2017, net operating income attributable to the Asset Management business was $28.9 million and $51.8 million, respectively.

Depreciation and Amortization

For the year ended December 31, 2019, compared to 2018 and the year ended December 31, 2018, compared to 2017, depreciation and amortization expense increased by $2.4 million and $11.6 million, respectively, due primarily to apartment communities acquired in 2019 and 2018 and renovated apartment homes placed in service after their completion. This increase was offset partially by decreases in depreciation associated with apartment communities sold and with communities owned by partnerships served by our Asset Management business, which we sold in 2018.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2019, were relatively flat compared to the year ended December 31, 2018.

For the year ended December 31, 2018, compared to 2017, general and administrative expenses increased $2.6 million, due primarily to higher variable incentive compensation cost.

Other Expenses, Net

Other expenses, net, includes costs associated with our risk management activities, partnership administration expenses, and certain non-recurring items.

For the year ended December 31, 2019, compared to 2018, other expenses, net, increased by $15.3 million, related primarily to the resolution of our litigation against Airbnb in 2018 and an increase in rent expense associated with our ground leases.

For the year ended December 31, 2018, compared to 2017, other expenses, net, decreased by $7.4 million, due primarily to the resolution of our litigation against Airbnb and settlement of litigation related to the challenge to the title of the La Jolla Cove property, which we acquired in 2014.

Provision for Real Estate Impairment Loss

We recognized no provisions for impairment losses during the years ended December 31, 2019 or 2018.

In January 2018, we agreed to sell our interests in the entities owning the La Jolla Cove property in settlement of legal actions filed in 2014 by a group of disappointed buyers who had hoped to acquire the property. As a result of the settlement, we recognized in our 2017 results a gross impairment loss of $35.8 million, $25.6 million of which related to the establishment of a deferred tax liability assumed in connection with our acquisition of the business entities. The tax liability was assumed by the buyer, resulting in no economic loss to us. The remaining $10.2 million loss was offset by cash distributions paid to us during our ownership and avoided legal costs for continued litigation. On an economic basis, we agreed to sell these entities at roughly our purchase price, adjusted for retained cash distributions and avoided legal costs.

Interest Income

Interest income for the year ended December 31, 2019, was relatively flat compared to the year ended December 31, 2018.

For the year ended December 31, 2018, compared to 2017, interest income increased $2.6 million, due primarily to interest earned on the seller financing notes received as consideration in the sale of the La Jolla Cove property.

Interest Expense

For the year ended December 31, 2019, compared to 2018, interest expense, which includes the amortization of debt issuance costs, decreased by $31.8 million due primarily to lower interest on property-level debt following refinancing and debt payoff activity, including the 2018 repayment of our term loan, a decrease in property-level debt attributable to sold communities, and an increase in capitalized interest attributable to redevelopment and development communities. This decrease was offset partially by interest on property-level debt assumed in connection with our acquisitions and a $9.9 million decrease in prepayment penalties.

For the year ended December 31, 2018, compared to 2017, interest expense increased by $6.0 million. The increase was due primarily to debt prepayment penalties of $14.9 million incurred in connection with 2018 refinancing of property-level debt that was scheduled to mature in 2019, 2020, and 2021, offset partially by a decrease in mortgage interest expense for communities sold and the sale of the Asset Management business in July 2018, and lower corporate-level interest.

Gain on Dispositions of Real Estate and the Asset Management Business

The table below summarizes dispositions of apartment communities from our portfolio during the years ended December 31, 2019, 2018, and 2017 (dollars in millions):

	Year Ended December 31,
	2019	2018(1)	2017
Number of apartment communities sold	12	4	5
Gross proceeds	$696.2	$242.3	$397.0
Net proceeds(2)	$619.4	$235.7	$385.3
Gain on dispositions	$503.2	$175.2	$297.9

(1)	During the year ended December 31, 2018, we sold for $590 million our Asset Management business and our four Hunters Point communities, which are excluded from the table above.
(2)	Net proceeds are after repayment of debt, if any, net working capital settlements, payment of transaction costs, and debt prepayment penalties, if applicable.

The apartment communities sold from our portfolio during 2019, 2018, and 2017 were primarily located outside of our primary markets or in lower-rated locations within our primary markets and had average revenues per apartment home significantly below those of our retained portfolio.

Income from Unconsolidated Real Estate Partnerships

Income from unconsolidated real estate partnerships for the year ended December 31, 2019, was relatively flat compared to the year ended December 31, 2018.

For the year ended December 31, 2018, compared to 2017, income from unconsolidated real estate partnerships decreased by $7.6 million, due primarily to the derecognition of the final NAPICO property in 2017, which resulted in a gain.

Income Tax Benefit

Certain of our operations, including risk management, are conducted through taxable REIT subsidiaries, or TRS entities. Additionally, some of our apartment communities and 1001 Brickell Bay Drive are owned through TRS entities.

Our income tax benefit calculated in accordance with GAAP includes: (a) income taxes associated with the income or loss of our TRS entities including tax on gains on dispositions, for which the tax consequences have been realized or will be realized in future periods; (b) low income housing tax credits generated prior to the sale of our Asset Management business that offset “real estate investment trust taxable income,” primarily from retained capital gains; and (c) historic tax credits that offset income tax obligations of our TRS entities. Income taxes related to these items, as well as changes in valuation allowance and the establishment of incremental deferred tax items in conjunction with intercompany asset transfers (if applicable), are included in income tax benefit in our consolidated statements of operations.

For the year ended December 31, 2019, compared to 2018, income tax benefit decreased $9.9 million. The decrease is due primarily to lower tax benefit recognized in connection with the intercompany transfer of assets and release of a valuation allowance in 2018 related to sale of our Asset Management business, as well as lower tax benefit from historic tax credits. This decrease is offset partially by a lower tax provision on gains on dispositions.

For the year ended December 31, 2018, compared to 2017, income tax benefit decreased by $17.8 million. The decrease is due primarily to the reversal of a $19.3 million net tax benefit we recognized as a result of the December 2017 tax reform legislation in 2017 and higher tax expense related to gains on sale of real estate for communities held through TRS entities.

Non-GAAP Measures

Various key financial indicators we use in managing our business and in evaluating our financial condition and operating performance are non-GAAP measures. Key non-GAAP measures we use are defined and described below, and for those non-GAAP measures used or disclosed within this annual report, we provide reconciliations of the non-GAAP measures to the most comparable financial measure computed in accordance with GAAP.

Free Cash Flow, as calculated for our retained portfolio, represents an apartment community’s property net operating income, less spending for Capital Replacements, which represents our estimation of the capital additions made to replace capital assets consumed during our ownership period (further discussed under the Nareit Funds From Operations, Pro forma Funds From Operations, and Adjusted Funds From Operations heading). Free cash flow margin as calculated for apartment communities sold represents the sold apartment community’s net operating income less $1,200 per apartment home of assumed annual capital replacement spending, as a percentage of the apartment community’s rental and other property revenues. Capital replacement spending represents a measure of capital asset usage during the period; therefore, we believe that free cash flow is useful to investors as a supplemental measure of apartment community performance because it takes into consideration costs incurred during the period to replace capital assets that have been consumed during our ownership.

Net Asset Value

Net Asset Value (“NAV”) is calculated beginning with GAV, represented as the fair value of AIR Predecessor assets along with its other tangible assets; such as cash and restricted cash, accounts receivable and other assets, less the estimated fair value of AIR Predecessor liabilities. GAV is calculated using methods management believes to be appropriate based on the characteristics of the communities. For valuation purposes, the AIR Predecessor segregates its portfolio into the following categories: Stabilized portfolio; Redevelopment and Development; and Other Real Estate. Communities in these categories are valued as follows:

•

AIR Predecessor’s Stabilized portfolio is valued using a direct capitalization rate (“cap rate”) method based on the AIR Predecessor’s proportionate share of annualized property NOI, less a 2% management fee, and market cap rates. Market cap rates are determined on a property-by-property basis, based primarily on information published by CBRE Capital Advisors’ (“CBRE”) cap rate survey. CBRE is a nationally recognized provider of real estate data. Such survey includes ranges of current cap rates based on the following community characteristics: market in which the community is located; infill or suburban location within the market; property quality grade; and whether the community is stabilized or value-add.

•

AIR Predecessor categorizes the communities in its Stabilized portfolio using the framework described above and, using its judgment and detailed knowledge of each community’s condition and location, to select a cap rate within the range provided in CBRE’s cap rate survey. Alternatively, if AIR Predecessor is actively marketing a community for sale, the cap rate used for the community may differ from CBRE’s cap rate survey based upon the actual bids the Company receives. The range of cap rates included in CBRE’s cap rate survey related to AIR Predecessor’s valuation as of March 31, 2020 ranged from 4.5% to 5.1%, resulting in a weighted average cap rate used in AIR Predecessor’s valuation of its Stabilized portfolio of approximately 4.7%.

•	The Stabilized portfolio comprised approximately 87% of AIR Predecessor’s GAV as of March 31, 2020.

•

AIR Predecessor’s Redevelopment and Development portfolio is valued using discounted estimated cash flows using discount rates that ranged from 4.7% to 5.8%. The Redevelopment and Development portfolio comprised approximately 10% of AIR Predecessor’s GAV as of March 31, 2020.

•

AIR Predecessor’s Other Real Estate portfolio is valued using the Company’s historical cost which management believes approximated fair value given the recent acquisition of the related properties. Other Real Estate comprised approximately 3% of AIR Predecessor GAV as of March 31, 2020.

To calculate NAV, GAV is reduced by AIR Predecessor’s liabilities, such as the fair value of its debt and other tangible liabilities; such as, accounts payable and accrued and other liabilities. These liabilities are expected to be settled in cash through the normal course of operations. AIR Predecessor estimates the fair value of its debt using both income and market approaches, including a comparison of contractual terms to observable and unobservable inputs such as market interest rate risk spreads, contractual rates, remaining periods to maturity, collateral quality, and loan to value ratios.

NAV is a non-GAAP measure and represents the estimated fair value of assets net of liabilities attributable to Aimco’s common stockholders and AIR OP’s common unitholders on a diluted basis. We believe NAV is considered useful by some investors in real estate companies because the value of company assets can be readily estimated, even for non-earning assets such as land or properties under development. NAV has the advantage of incorporating the investment decisions of thousands of real estate investors. We believe it enhances comparability among companies that have differences in their accounting. Although, NAV is not identical to liquidation value in that some costs and benefits are disregarded, it is often considered a floor with upside for value ascribed to the operating platform. NAV also provides an objective basis for the perceived quality and predictability of future cash flows as well as their expected growth as these are factors considered by real estate investors.

Our estimated NAV per share and the quoted share price of Aimco Common Stock are not necessarily equal. Although we use NAV for comparability in assessing our value creation compared to other REITs, not all REITs publish these measures and those who do may not compute them in the same manner. Accordingly, there can be no assurance that our basis for computing these measures is comparable with that of other REITs.

We report NAV on a semiannual basis, as of the end of the first and third quarters. NAV will fluctuate over time. This NAV information should not be relied upon as representative of the amount a stockholder could expect to receive in a liquidation event, now or in the future. Certain assets are excluded as are certain liabilities, such as taxes and transaction costs associated with a liquidation. In addition, NAV is based on management’s subjective judgments, assumptions, and opinions as of the date of determination. We assume no obligation to revise or update NAV to reflect subsequent or future events or circumstances. Our NAV estimate is subject to a variety of risks and uncertainties, many of which are beyond our control, including, without limitation, those described in the section entitled “Risk Factors.”

NAV does not represent stockholder’s equity in accordance with GAAP and should not be considered an alternative to Aimco’s total equity, which we believe is the most directly comparable GAAP measure. A reconciliation of NAV to Aimco’s total equity, as of September 30, 2019, is provided below (in millions, except per share data):

Total equity	$1,786
Fair value adjustment for portfolio
Consolidated real estate, at depreciated cost	(6,051)
Fair value of real estate(1)
Stabilized portfolio fair value(2)	11,592
Non-stabilized portfolio fair value(3)	1,706
Fair value adjustment for non-recourse property debt
Non-recourse property debt, net	4,255
Fair value of non-recourse property debt(4)	(4,329)
Adjustments to present other tangible assets, liabilities, and preferred equity at fair value(5)	91

Estimated NAV	$9,050

Total shares, units, and dilutive share equivalents(6)	157

Estimated NAV per weighted-average common share and unit—diluted	$58

(1)

We compute NAV by estimating the value of our communities, using methods we believe are appropriate based on the characteristics of the communities. For purposes of estimating NAV, real estate at fair value disclosed above includes wholly owned apartment communities and 1001 Brickell Bay Drive, plus our proportionate share of communities held by non-wholly owned entities (both consolidated and unconsolidated). A reconciliation of our consolidated apartment communities to those communities included in total real estate at fair value in the table above is as follows:

Consolidated apartment communities as of September 30, 2019	128
Plus: Unconsolidated apartment communities	4

Apartment communities in total real estate at fair value for NAV	132

For valuation purposes at September 30, 2019, we segregated these 132 properties into the following categories: stabilized portfolio and non-stabilized portfolio.

(2)

As of September 30, 2019, our stabilized portfolio includes 121 communities that had reached stabilized operations and were not expected to be sold within 12 months. We value this portfolio using a direct capitalization rate method based on the annualized proportionate property net operating income, for the three months ended September 30, 2019, less a 2% management fee. Market property management fees range between 2.0% and 3.0% with larger, higher quality portfolios at the lower end of that range. The weighted-average estimated capitalization rate as applied to the annualized proportionate property net operating income was 4.9%, which we calculate on a property-by-property basis, based primarily on information published by a third party. Community characteristics that we use to determine comparable market capitalization rates include: the market in which the community is located; infill or suburban location within the market; property quality grade; and whether the community is stabilized or value-add. We used this valuation method for approximately 87% of real estate fair value at September 30, 2019.

(3)

The non-stabilized portfolio includes three communities under development and four communities under redevelopment as of September 30, 2019. We valued these communities by discounting projected future cash flows. Key assumptions used to estimate the value of these communities include: revenues, which are based on in-place rents, projected submarket rent growth to community stabilization based on projections published by third parties and adjusted for the impacts of redevelopment; expenses, which are based on estimated operating costs adjusted for inflation and a management fee equal to 2% of projected revenue; estimated remaining costs to complete construction; and a terminal value based on current market capitalization rates plus five basis points per year from September 30, 2019, to community stabilization. Discount rates applied to estimated future cash flows of these communities ranged between 5.10% and 6.30%, depending on construction and lease-up progress as of September 30, 2019. We used this valuation method for approximately 11% of the real estate fair value at September 30, 2019. The non-stabilized portfolio also included three recently acquired apartment communities, 1001 Brickell Bay Drive, and certain land investments valued at our cost plus incremental investment subsequent to acquisition. We used this valuation method for approximately 2% of real estate fair value at September 30, 2019. Our calculation of NAV does not include such future values as air rights, the potential for increased density, nor the potential for completion of future phases of redevelopments.
(4)

We calculate the fair value of indebtedness related to real estate as the carrying value of our non-recourse property debt adjusted for the mark-to-market asset on our fixed-rate property debt as of September 30, 2019, plus the outstanding balance on the revolving credit facility, which approximates its fair value as of September 30, 2019. The fair value of debt takes into account the duration of the existing property debt, as well as the quality of property pledged as its security, its loan to value ratio, and debt service coverage. For purposes of estimating NAV, the fair value of debt includes our proportionate share of debt related to non-wholly owned entities (both consolidated and unconsolidated).

(5)

Other tangible assets consist of cash, restricted cash, accounts receivable, and other assets for which we reasonably expect to receive cash through the normal course of operations or another future event. Other tangible liabilities consist of accounts payable, accrued liabilities, and other tangible liabilities we reasonably expect to settle in cash through the normal course of operations or another future event. Other tangible assets and liabilities were generally valued at their carrying amounts and reduced by the noncontrolling interests’ portion of these amounts and exclude intangible assets and liabilities reflected on our consolidated balance sheet. For purposes of this NAV calculation, we have assigned no realizable value to right of use assets, goodwill, or other intangible assets. We also exclude deferred income and right of use related lease liabilities from the NAV calculation. We exclude from this NAV calculation deferred income, which includes below market lease liabilities, recognized in accordance with GAAP in connection with the purchase of the related apartment communities, and cash received in prior periods and required to be deferred under GAAP. We also adjust other tangible liabilities to reflect removal of the deferred tax liability associated with 1001 Brickell Bay Drive, which is not expected to be paid during our ownership of the property. We include the value of our deferred tax asset, as the value of the asset is expected to be realized in the normal course of business.

(6)

Total shares, units, and dilutive share equivalents represents Aimco Common Stock, partnership units in AIR OP, participating unvested restricted shares, and the dilutive effect of common stock equivalents outstanding as of September 30, 2019.

Nareit Funds From Operations, Pro forma Funds From Operations, and Adjusted Funds From Operations

Nareit FFO is a non-GAAP financial measure that we believe, when considered with the financial statements determined in accordance with GAAP, is helpful to investors in understanding our performance because it captures features particular to real estate performance by recognizing that real estate generally appreciates over time or maintains residual value to a much greater extent than do other depreciable assets such as machinery, computers, or other personal property. Nareit defines FFO as net income computed in accordance with GAAP, excluding: depreciation and amortization related to real estate; gains and losses from sales and impairment of depreciable assets and land used in our primary business; and income taxes directly associated with a gain or loss on the sale of real estate, and including our share of the FFO of unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated on the same basis to determine Nareit FFO. We calculate Nareit FFO attributable to Aimco common stockholders (diluted) by subtracting dividends on preferred stock and amounts allocated from Nareit FFO to participating securities.

In addition to Nareit FFO, we compute Pro forma FFO and AFFO, which are also non-GAAP financial measures that we believe are helpful to investors in understanding our short-term performance. Pro forma FFO represents Nareit FFO attributable to Aimco common stockholders (diluted), excluding certain amounts that are unique or occur infrequently.

In computing 2019 Pro forma FFO, we made the following adjustments to Nareit FFO:

•

Prepayment penalties: as a result of refinancing activity in 2019, we incurred debt extinguishment costs. We excluded such costs from Pro forma FFO because we believe these costs are not representative of ongoing operating performance.

•

Straight-line rent: in 2018, we assumed a 99-year ground lease with scheduled rent increases. Due to the terms of the lease, GAAP rent expense will exceed cash rent payments until 2076. We include the cash rent payments for this ground lease in Pro forma FFO but exclude the incremental straight-line non-cash rent expense. We include the rent expense for this lease in other expenses, net, in our consolidated statements of operations.

•

Preferred equity redemption-related amounts: on May 16, 2019, we redeemed our Class A Perpetual Preferred Stock. We excluded the redemption-related costs from Pro forma FFO because we believe these costs are not representative of operating performance.

•

Casualty losses: in 2019, we incurred casualty losses due to storm-related flooding in downtown Boston that caused damage to our One Canal apartment community. We excluded these costs from Pro forma FFO because of the unusual nature of the weather event that caused the loss.

•

Severance and restructuring costs: in 2019, we incurred severance and restructuring costs in connection with the closure and relocation of administrative functions from our Greenville and Indianapolis offices to our Denver office. We excluded such costs from Pro forma FFO because we believe these costs are not representative of operating performance.

In computing 2018 Pro forma FFO, we made the following adjustments to Nareit FFO:

•

Prepayment penalties: in 2018, we addressed approximately half of our property loans maturing in 2019, 2020, and 2021. In connection with this activity, we incurred debt extinguishment costs, which we have excluded from Pro forma FFO because we believe these costs are not representative of operating performance.

•

Severance and restructuring costs: in connection with the sale of our Asset Management business in 2018, we incurred severance and restructuring costs. We excluded such costs from Pro forma FFO because we believe these costs are not representative of operating performance.

•

Litigation: during 2018, we were engaged in litigation with Airbnb, which was resolved in December 2018. Due to the unpredictable nature of these proceedings, we excluded from Pro Forma FFO related amounts recognized, net of income tax effect. We include these costs in other expenses, net, in our consolidated statements of operations.

•

Tax benefit due to valuation allowance release: due to the sale of the Asset Management business in 2018, we determined that a valuation allowance was no longer necessary. We excluded the effect of the establishment of the valuation allowance from Pro forma FFO and, as such, excluded the benefit from its release.

•

Change in lease accounting: effective January 1, 2019, we adopted accounting guidance that changed how we recognize costs incurred to obtain resident leases. For comparability of Pro forma FFO between periods, we have recast 2018 as if the new standard was effective as of January 1, 2018. AFFO is unchanged by the new standard.

•

Tax provision related to tax reform legislation: in connection with the Tax Cuts and Jobs Act signed into law in December 2017, we recognized income tax benefit in 2017 and adjusted the estimated impact of tax reform upon the conclusion of our analysis of the effects during 2018. We excluded such amounts from Pro forma FFO as we believe these costs are not representative of operating performance.

AFFO represents Pro forma FFO reduced by Capital Replacements, which represent our estimation of the actual capital additions made to replace capital assets consumed during our ownership period. When we make capital additions at an apartment community, we evaluate whether the additions extend the useful life of an asset as compared to its condition at the time we purchased the apartment community. We classify as Capital Improvements those capital additions that meet this criterion, and we classify as Capital Replacements those that do not. AFFO is a key financial indicator we use to evaluate our short-term operational performance and is one of the factors that we use to determine the amounts of our dividend payments.

Nareit FFO, Pro forma FFO, and AFFO should not be considered alternatives to net income determined in accordance with GAAP, as indications of our performance. Although we use these non-GAAP measures for comparability in assessing our performance compared to other REITs, not all REITs compute these same measures and those who do may not compute them in the same manner. Additionally, computation of AFFO is subject to our definition of Capital Replacement spending. Accordingly, there can be no assurance that our basis for computing these non-GAAP measures is comparable with that of other REITs.

For the years ended December 31, 2019, 2018, and 2017, Aimco’s Nareit FFO, Pro forma FFO, and AFFO are calculated as follows (in thousands, except per share data):

	2019	2018	2017
Net income attributable to Aimco common stockholders(1)	$466,144	$656,597	$306,861
Adjustments:
Real estate depreciation and amortization, net of noncontrolling partners’ interest	370,746	368,961	352,109
Gain on dispositions and other, net of noncontrolling partners’ interest	(503,168)	(669,450)	(262,583)
Income tax adjustments related to gain on dispositions and other tax-related items(2)	10,107	27,310	(8,265)
Common noncontrolling interests in AIR OP’s share of above adjustments	6,448	14,063	(3,810)
Amounts allocable to participating securities	163	402	(81)

Nareit FFO attributable to Aimco common stockholders	$350,440	$397,883	$384,231
Adjustments, all net of common noncontrolling interests in AIR OP, participating securities and tax effect:
Prepayment penalties, net	6,367	14,089	—
Straight-line rent	4,472	—
Preferred equity redemption-related amounts	3,864	—	—
Casualty losses	2,913	—
Severance and restructuring costs	2,499	1,282	—
Litigation, net	147	(8,558)	—
Tax benefit due to valuation allowance release	—	(19,349)	—
Change in lease accounting	—	(2,922)
Tax provision (benefit) related to tax reform legislation	—	273	(498)

Pro forma FFO attributable to Aimco common stockholders	$370,702	$382,698	$383,733
Capital Replacements, net of common noncontrolling interests in AIR OP and participating securities	(43,837)	(45,560)	(51,760)

	2019	2018	2017
AFFO attributable to Aimco common stockholders	$326,865	$337,138	$331,973

Total share and dilutive share equivalents used to calculate Net income and Nareit FFO per share(3)	147,944	151,334	152,060
Adjustment to weight reverse stock split(4)	621	4,719	4,736

Pro forma shares and dilutive share equivalents used to calculate Pro forma FFO and AFFO per share	148,565	156,053	156,796

Net income attributable to Aimco per common share—diluted	$3.15	$4.34	$2.02
Nareit FFO per share—diluted	$2.37	$2.63	$2.53
Pro Forma FFO per share—diluted	$2.50	$2.45	$2.45
AFFO per share—diluted	$2.20	$2.16	$2.12

(1)

Represents the numerator for calculating Aimco’s earnings per common share in accordance with GAAP please refer to Note 11 to the consolidated financial statements, which are included elsewhere in this information statement.

(2)

For the year ended December 31, 2019, income taxes related to gain on dispositions and other items primarily included tax on the gain on sale of apartment communities. For the year ended December 31, 2018, income taxes related to gain on dispositions and other items includes tax on the gain on the sale of the Asset Management business, as well as tax on the gain on the sale of apartment communities during the year ended December 31, 2018.

(3)	Represents the denominator for Aimco’s earnings per common share—diluted, calculated in accordance with GAAP.
(4)

During the three months ended March 31, 2019, we completed a reverse stock split and a special dividend paid primarily in stock. For stock splits, GAAP requires the restatement of weighted-average shares as if the reverse stock split occurred at the beginning of the period presented; while shares issued in the special dividend are included in weighted-average shares outstanding from the date issued. To minimize confusion and facilitate comparison of period-over-period Pro forma FFO and AFFO, we calculated pro forma weighted-average shares for the years ended December 31, 2019, 2018, and 2017 based on the effective date of the reverse stock split and ex-dividend date for the shares issued in the special dividend, thereby eliminating the per-share impact of the GAAP treatment to Aimco’s reported Pro forma FFO and AFFO.

Please see “—Results of Operations” for discussion of our Pro forma FFO and AFFO results for 2019, as compared to 2018.

Leverage Ratios

As discussed under the section entitled “—Executive Overview—Balance Sheet,” our leverage strategy targets the ratio of Proportionate Debt and Preferred Equity to Adjusted EBITDAre to be below 7.0x and the ratio of Adjusted EBITDAre to Adjusted Interest Expense and Preferred Dividends to be greater than 2.5x. We believe these ratios, which are based in part on non-GAAP financial information, are commonly used by investors and analysts to assess the relative financial risk associated with companies within the same industry, and they are believed to be similar to measures used by rating agencies to assess entity credit quality.

Proportionate Debt, as used in our leverage ratios, is a non-GAAP measure and includes our share of the long-term, non-recourse property debt and outstanding borrowings under our revolving credit facility. Proportionate Debt excludes unamortized debt issuance costs because these amounts represent cash expended in earlier periods and do not reduce our contractual obligations. We reduce our recorded debt by the amounts of cash and restricted cash on-hand, which are primarily restricted under the terms of our property debt agreements, assuming these amounts would be used to reduce our outstanding leverage. We further reduce our recorded debt by the value of our investment in a securitization trust that holds certain of our property debt, as our payments of principal and interest associated with such property debt will ultimately repay our investments in the trust.

We believe Proportionate Debt is useful to investors as it is a measure of our net exposure to debt obligations. Proportionate Debt, as used in our leverage ratios, is calculated as set forth in the table below.

Preferred Equity, as used in our leverage ratios, represents the redemption amounts for AIR OP Preferred Units. Preferred Equity, although perpetual in nature, is another component of our overall leverage.

The reconciliation of total indebtedness to Proportionate Debt and Preferred Equity, as used in our leverage ratios as of December 31, 2019, is as follows (in thousands):

December 31, 2019
Total indebtedness	$4,505,590
Adjustments:
Debt issuance costs related to non-recourse property debt	20,749
Proportionate share adjustments related to debt obligations of consolidated and unconsolidated partnerships	(7,722)
Cash and restricted cash	(177,702)
Proportionate share adjustments related to cash and restricted cash held by consolidated and unconsolidated partnerships	1,107
Securitization trust investment and other	(94,251)

Proportionate Debt	$4,247,771

Preferred Equity	97,064
Redeemable noncontrolling interests in consolidated real estate partnership	4,716

Proportionate Debt and Preferred Equity	$4,349,551

We calculated Adjusted EBITDAre used in our leverage ratios based on the most recent three month amounts, annualized. EBITDAre and Adjusted EBITDAre are non-GAAP measures, which we believe are useful to investors, creditors, and rating agencies as a supplemental measure of our ability to incur and service debt because they are recognized measures of performance by the real estate industry and allow for comparison of our credit strength to different companies. EBITDAre and Adjusted EBITDAre should not be considered alternatives to net income (loss) as determined in accordance with GAAP as indicators of liquidity. There can be no assurance that our method of calculating EBITDAre and Adjusted EBITDAre is comparable with that of other real estate investment trusts. Nareit defines EBITDAre as net income computed in accordance with GAAP, before interest expense, income taxes, depreciation, and amortization expense, further adjusted for:

•	gains and losses on the dispositions of depreciated property;

•	impairment write-downs of depreciated property;

•	impairment write-downs of investments in unconsolidated partnerships caused by a decrease in the value of the depreciated property in such partnerships; and

•	adjustments to reflect Aimco’s share of EBITDAre of investments in unconsolidated entities.

We define Adjusted EBITDAre as EBITDAre adjusted to exclude the effect of the following items for the reasons set forth below:

•	net income attributable to noncontrolling interests in consolidated real estate partnerships and EBITDAre adjustments attributable to noncontrolling interests, to allow investors to compare a measure of our earnings before the effects of our capital structure and indebtedness with that of other companies in the real estate industry;

•

the amount of interest income related to our investment in the subordinated tranches in a securitization trust holding primarily Aimco property debt, as we view our interest cost on this debt to be net of any interest income received from the investment; and

•

the amount by which GAAP rent expense exceeds cash rents for a long-term ground lease for which expense exceeds cash payments until 2076. The excess of GAAP rent expense over the cash payments for this lease does not reflect a current obligation that affects our ability to service debt.

EBITDAre is defined by Nareit and provides for an additional performance measure independent of capital structure for greater comparability between real estate investment trusts. The reconciliation of net income to EBITDAre and Adjusted EBITDAre for the three months ended December 31, 2019, as used in our leverage ratios, is as follows (in thousands):

Three Months Ended December 31, 2019
Net income	$142,766
Adjustments:
Interest expense	45,846
Income tax benefit	(1,193)
Depreciation and amortization	97,144
Gain on dispositions of real estate	(146,239)
Adjustment related to EBITDAre of unconsolidated partnerships	211

EBITDAre	$138,535

Net income attributable to noncontrolling interests in consolidated real estate partnerships	(84)
EBITDAre adjustments attributable to noncontrolling interests	(615)
Interest income received on securitization investment	(2,127)
Straight-line rent	657
Severance and restructuring costs(1)	800
Casualty losses(2)	2,913
Other adjustments, net(3)	2,656

Adjusted EBITDAre	$142,735

Annualized Adjusted EBITDAre	$570,940

(1)

In 2019, we incurred severance and restructuring costs in connection with office closures and relocation of administrative functions from our Greenville and Indianapolis offices to our Denver office. We excluded such costs from Adjusted EBITDAre because we believe these costs are not representative of operating performance.

(2)

We incurred casualty losses due to storm-related flooding in downtown Boston that caused damage to our One Canal apartment community. We excluded such costs from Adjusted EBITDAre because of the unusual nature of the weather event that caused the loss.

(3)

Other adjustments, net include the impact of common noncontrolling interest in AIR OP. The adjustments include (i) earnings, net of transaction costs and related amortization, on our mezzanine investment in Parkmerced as if the transaction had closed on October 1, 2019; and (ii) the removal of operating results for four properties sold during the period of $2.6 million as if those transactions had closed on October 1, 2019.

For the years ended December 31, 2018 and 2017, we calculated Adjusted EBITDA and Annualized Adjusted EBITDA.

We believe Adjusted EBITDA provides investors relevant and useful information because it allows investors to view income from our operations on an unleveraged basis, before the effects of taxes, depreciation and amortization, gains or losses on sales of and impairment losses related to real estate, and various other items described below. Adjusted EBITDA represents Aimco’s share of the consolidated amount of our net income, adjusted to exclude the effect of the following items for the reasons set forth below:

•	Adjusted Interest Expense to allow investors to compare a measure of our earnings before the effects of our indebtedness with that of other companies in the real estate industry;

•	preferred dividends, to allow investors to compare a measure of our performance before the effects of our capital structure with that of other companies in the real estate industry;

•

income taxes, to allow investors to measure our performance independent of income taxes, which may vary significantly from other companies within our industry due to leverage and tax planning strategies, among other factors;

•

depreciation and amortization, gains or losses on dispositions and impairment losses related to real estate, for similar reasons to those set forth in our discussion of FFO, Pro forma FFO and AFFO in the preceding section; and

•

other items, including gains on dispositions of non-depreciable assets, as these are items that periodically affect our operations but that are not necessarily representative of our ability to service our debt obligations.

The reconciliation of net income to Adjusted EBITDA for the three months ended December 31, 2018 and 2017, is as follows (in thousands):

	Three Months Ended December 31, 2018		Three Months Ended December 31, 2017
Net income attributable to Aimco common stockholders	$5,226		$262,097
Adjustments:
Adjusted interest expense	38,424		42,219
Income tax benefit	(409)		(17,248)
Depreciation and amortization, net of noncontrolling interest	91,249		97,418
Gain on dispositions and other	2,311	(1)	(255,516	)(2)
Preferred stock dividends	2,148		2,149
Net income attributable to noncontrolling interests in AIR OP	2,291		14,374
Pro forma adjustment	3,342	(3)	(4,248	)(4)

Adjusted EBITDA	$144,582		$141,245

Annualized Adjusted EBITDA	$578,328		$564,980

(1)	Gain on dispositions and other for the three months ended December 31, 2018 is inclusive of related income taxes and net of noncontrolling partners’ interests.
(2)	Gain on dispositions and other for the three months ended December 31, 2017 is net of income taxes and noncontrolling partners’ interests.
(3)	Our Adjusted EBITDA has been calculated on a pro forma basis to adjust for significant items impacting the three months ended December 31, 2018 for which annualization would distort the results.
(4)

We adjusted our calculation of Adjusted EBITDA to reflect the disposition of five apartment communities sold during the period as if they had closed on October 1, 2017, because the proceeds from these sales were used to reduce leverage as of December 31, 2017.

We calculate Adjusted Interest Expense, as used in our leverage ratios, based on the most recent three months, annualized. Adjusted Interest Expense is a non-GAAP measure that we believe is meaningful for investors and analysts as it presents our share of current recurring interest requirements associated with leverage. Adjusted Interest Expense represents our proportionate share of interest expense on non-recourse property debt and interest expense on our revolving credit facility borrowings. We exclude from our calculation of Adjusted Interest Expense:

•	debt prepayment penalties, which are items that, from time to time, affect our interest expense, but are not representative of our scheduled interest obligations; and

•

the income we receive on our investment in the securitization trust that holds certain of our property debt, as this income is being generated indirectly from interest we pay with respect to property debt held by the trust.

Preferred Dividends represents the distributions paid on AIR OP Preferred Units. We add Preferred Dividends to Adjusted Interest Expense for a more complete picture of the interest and dividend requirements of our leverage.

The reconciliation of interest expense to Adjusted Interest Expense and Preferred Dividends for the three months ended December 31, 2019, as used in our leverage ratios, is as follows (in thousands):

Three Months Ended December 31, 2019
Interest expense	$45,846
Adjustments:
Proportionate share adjustments related to interest of consolidated and unconsolidated partnerships	(77)
Debt prepayment penalties and other non-interest items	(5,034)
Interest income earned on securitization trust investment	(2,127)

Adjusted Interest Expense	$38,608

Preferred dividends	1,908

Adjusted Interest Expense and Preferred Dividends	$40,516

Annualized Adjusted Interest Expense	$154,432

Annualized Adjusted Interest Expense and Preferred Dividends	$162,064

Liquidity and Capital Resources

Liquidity

Liquidity is the ability to meet present and future financial obligations. Our primary source of liquidity is cash flow from operations. Additional sources are proceeds from dispositions of apartment communities, proceeds from refinancing existing property debt, borrowings under new property debt, borrowings under our revolving credit facility, and proceeds from equity offerings.

As of December 31, 2019, our primary sources of liquidity were as follows:

•	$142.9 million in cash and cash equivalents;

•

$34.8 million of restricted cash, which consists primarily of escrows related to resident security deposits and reserves and escrows held by lenders for capital additions, property taxes, and insurance; and

•	$517.8 million of available capacity to borrow under our revolving credit facility after consideration of $275 million currently drawn and $7.2 million of letters of credit backed by the facility.

Our principal uses for liquidity include normal operating activities, payments of principal and interest on outstanding property debt, capital expenditures, dividends paid to stockholders, distributions paid to noncontrolling interest partners, and acquisitions of apartment communities. We use our cash and cash equivalents and our cash provided by operating activities to meet short-term liquidity needs. In the event that our cash and cash equivalents and cash provided by operating activities are not sufficient to cover our short-term liquidity needs, we have additional means, such as short-term borrowing availability and proceeds from apartment community sales and refinancings. We may use our revolving credit facility for working capital and other short-term purposes, such as funding investments on an interim basis. We expect to meet our long-term liquidity requirements, such as debt maturities, redevelopment spending, and apartment community acquisitions, through primarily non-recourse, long-term borrowings, the issuance of equity securities (including partnership units in AIR OP), the sale of apartment communities, and cash generated from operations.

As of December 31, 2019, we also held unencumbered apartment communities with an estimated fair market value, based on GAV, of approximately $2.4 billion.

Leverage and Capital Resources

The availability of credit and its related effect on the overall economy may affect our liquidity and future financing activities, both through changes in interest rates and access to financing. Currently, interest rates are low compared to historical levels and many lenders are active in the market. However, any adverse changes in the lending environment could negatively affect our liquidity. We believe we have mitigated much of this exposure by reducing our short and intermediate term maturity risk through refinancing such loans with long-dated, fixed-rate property debt. However, if property financing options become unavailable for our future debt needs, we may consider alternative sources of liquidity, such as reductions in capital spending or proceeds from apartment community dispositions.

Two credit rating agencies rate our creditworthiness and both have rated our credit and outlook as BBB- (stable), an investment grade rating. Our investment grade rating would be useful in accessing capital through the sale of bonds in private or public transactions. However, our intention and historical practice has been to raise debt capital in the form of property-level, non-recourse, long-dated, fixed-rate, amortizing debt, the cost of which is generally less than that of recourse debt, and the terms of which also provide for greater balance sheet safety.

As of December 31, 2019, approximately 91.8% of our leverage consisted of property-level, non-recourse, long-dated, amortizing debt. Approximately 96.0% of our property-level debt is fixed-rate, which provides a hedge against increases in interest rates, capitalization rates, and inflation. The weighted-average remaining term to maturity of our property-level debt was 7.5 years. On average, 7.4% of our unpaid principal balances will mature each year from 2020 through 2022.

During 2019, we financed $772.6 million of new non-recourse, fixed-rate property debt. These loans have a weighted-average interest rate of 3.32%, a weighted-average remaining term to maturity of 11.4 years, and contributed to an approximately 29 basis point decrease in our annual cost of leverage compared to 2018.

While our primary source of leverage is property-level, non-recourse, long-dated, fixed-rate, amortizing debt, we also have a revolving credit facility with a syndicate of financial institutions. As of December 31, 2019, we had $275.0 million of outstanding borrowings under our revolving credit facility, which represented 6.0% of our total leverage.

As of December 31, 2019, our outstanding AIR OP Preferred Units represented approximately 2.1% of our total leverage. AIR OP Preferred Units are redeemable at the holder’s option; however, for illustrative purposes, we compute the weighted-average maturity of our total leverage assuming a 10-year maturity on the units.

The combination of non-recourse property-level debt, borrowings under our revolving credit facility, AIR OP Preferred Units, and redeemable noncontrolling interests in a consolidated real estate partnership comprise our total leverage. The weighted-average remaining term to maturity for our total leverage described above was 7.3 years as of December 31, 2019.

Under the revolving credit facility, we have agreed to maintain a Fixed Charge Coverage ratio of 1.40x, as well as other covenants customary for similar revolving credit arrangements. For the year ended December 31, 2019, our Fixed Charge Coverage ratio was 2.06x, compared to ratio of 2.05x for the year ended December 31, 2018. We expect to remain in compliance with this covenant during the next 12 months.

We like the discipline of financing our investments in real estate through the use of fixed-rate, amortizing, non-recourse property debt, as the amortization gradually reduces our leverage and reduces our refunding risk, and the fixed-rate provides a hedge against increases in interest rates, and the non-recourse feature avoids entity risk.

Changes in Cash, Cash Equivalents, and Restricted Cash

The following discussion relates to changes in consolidated cash, cash equivalents, and restricted cash due to operating, investing, and financing activities, which are presented in our consolidated statements of cash flows, which are included elsewhere in this information statement.

Operating Activities

For the year ended December 31, 2019, our net cash provided by operating activities was $374.5 million. Our operating cash flow is affected primarily by rental rates, occupancy levels, and operating expenses related to our portfolio of apartment communities. Cash provided by operating activities for the year ended December 31, 2019, decreased by $21.9 million compared to 2018, due to lower net operating income associated with communities sold and the Asset Management business sold in 2018, offset partially by improved operating results of our Same Store communities and increased contribution from our Acquisition and Other Real Estate communities.

Investing Activities

For the year ended December 31, 2019, net cash used in investing activities of $205.4 million consisted primarily of the cash payment for the mezzanine loan and related transaction costs, the acquisitions of 1001 Brickell Bay Drive, One Ardmore, and Prism, and capital expenditures, offset partially by proceeds from the disposition of 12 apartment communities.

Capital additions for our segments totaled $396.0 million, $329.3 million, and $310.5 million during the years ended December 31, 2019, 2018, and 2017, respectively. We generally fund capital additions with cash provided by operating activities and cash proceeds from sales of apartment communities.

We categorize capital spending for communities in our portfolio broadly into seven primary categories:

•

capital replacements, which do not increase the useful life of an asset from its original purchase condition. Capital replacements represent capital additions made to replace the portion of our investment in acquired apartment communities consumed during our period of ownership;

•	capital improvements, which represent capital additions made to replace the portion of acquired apartment communities consumed prior to our period of ownership;

•

capital enhancements, which may include kitchen and bath remodeling, energy conservation projects, and investments in more durable, longer-lived materials designed to reduce costs, all of which differ from redevelopment additions in that they are generally lesser in scope and do not significantly disrupt property management;

•	initial capital expenditures, which represent capital additions contemplated in the underwriting of our recently acquired communities;

•

redevelopment additions, which represent capital additions intended to enhance the value of the apartment community through the ability to generate higher average rental rates, and may include costs related to entitlement, which enhance the value of a community through increased density, and costs related to renovation of exteriors, common areas, or apartment homes;

•	development additions, which represent construction and related capitalized costs associated with the ground-up development of apartment communities; and

•	casualty capital additions, which represent capitalized costs incurred in connection with the restoration of an apartment community after a casualty event.

We exclude the amounts of capital spending related to commercial spaces and to apartment communities sold or classified as held for sale at the end of the period from the foregoing measures. We have also excluded from these measures indirect capitalized costs, which are not yet allocated to communities with capital additions, and their related capital spending categories.

A summary of the capital spending for these categories, along with a reconciliation of the total for these categories to the capital expenditures reported in the accompanying consolidated statements of cash flows for the years ended December 31, 2019, 2018, and 2017, are presented below (dollars in thousands):

	Year Ended December 31,
	2019	2018	2017
Capital replacements	$36,245	$33,613	$30,714
Capital improvements	12,240	13,722	16,392
Capital enhancements	87,824	95,595	86,405
Redevelopment	110,996	112,630	154,724
Development	118,781	61,185	14,249
Initial capital expenditures	22,913	6,406	—
Casualty	7,017	6,118	7,974

Total capital additions	$396,016	$329,269	$310,458
Plus: additions related to commercial spaces	5,559	1,245	1,428
Plus: additions related to apartment communities sold or held for sale and Asset Management business	3,321	18,203	42,343

Consolidated capital additions	$404,896	$348,717	$354,229
Plus: net change in accrued capital spending	(11,435)	(8,228)	3,875

Capital expenditures per consolidated statement of cash flows	$393,461	$340,489	$358,104

For the years ended December 31, 2019, 2018, and 2017, we capitalized $11.8 million, $7.6 million, and $7.6 million of interest costs, respectively, and $37.8 million, $36.8 million, and $36.0 million of other direct and indirect costs, respectively.

Redevelopment and Development

As of December 31, 2019, our total estimated net investment in approved and active redevelopment and development is $577.5 million, with a projected weighted-average net operating income yield on these investments of 5.3%, assuming untrended rents. Of this total, we have funded $309.2 million as of December 31, 2019. We expect to fund the remaining estimated net investment of $268.3 million on these communities in 2020 and future years, on a leverage-neutral basis, with proceeds from sales of apartment communities with lower forecasted free cash flow internal rates of return.

We execute redevelopments using a range of approaches. We prefer to limit risk by executing redevelopments using a short-cycle approach, in which we renovate an apartment community in stages. Shorter cycles provide us the flexibility to maintain current earnings while aligning the timing of the completed apartment homes with market demand. We currently have six short-cycle projects, including Bay Parc, ongoing in our portfolio. During 2019, we completed 150 apartment homes, with another 21 homes under construction as of December 31, 2019.

When short-cycle redevelopments are not possible, we may engage in redevelopment activities where an entire building or community is vacated. Additionally, we undertake some ground-up development when warranted by risk-adjusted investment returns, either directly or in connection with the redevelopment of an existing apartment community. The following table summarizes our investments related to these long-cycle developments and redevelopments as of December 31, 2019 (dollars in millions):

	Location	Apartment Homes Approved for Redevelopment or Development	Estimated Net Redevelopment Investment(1)	Inception-to- Date Net Investment	Expected Stabilized Occupancy(2)	Expected NOI Stabilization(3)
707 Leahy	Redwood City, CA	110	$23.7	$10.7	3Q 2020	4Q 2021
Eldridge (formerly Elm Creek) Townhomes	Elmhurst, IL	58	35.1	15.8	2Q 2021	3Q 2022
Flamingo Point	Miami Beach, FL	886	280.0	74.4	4Q 2022	1Q 2024
The Fremont	Denver, CO (MSA)	253	87.0	61.4	3Q 2021	4Q 2022
Parc Mosaic	Boulder, CO	226	123.4	122.3	4Q 2020	1Q 2022

Total		1,533	$549.2	$284.6

(1)	Estimated net redevelopment investment represents the total actual or estimated investment, net of tax and other credits earned as a direct result of our redevelopment or development of the community.
(2)	Expected stabilized occupancy represents the period in which we expect to achieve stabilized occupancy, generally greater than 90%.
(3)

Expected net operating income, NOI, stabilization represents the period in which we expect the communities to achieve stabilized rents and operating costs, generally five quarters after occupancy stabilization.

During the year ended December 31, 2019, we invested $229.8 million in redevelopment and development. Further details regarding our redevelopment and development activities, including apartment communities constructed and delivered during the year ended December 31, 2019, is discussed in the Executive Overview section above.

We expect our total development and redevelopment spending to range from $250 million to $300 million for the year ending December 31, 2020.

Financing Activities

For the year ended December 31, 2019, our net cash used in financing activities of $64.0 million was attributed to the items discussed below.

Net borrowings on our revolving credit facility of $114.6 million primarily relate to the timing of short-term working capital needs.

Principal payments on property loans during the period totaled $520.0 million, consisting of scheduled principal amortization of $79.7 million and repayments of $440.3 million.

Proceeds from non-recourse property debt borrowings during the period consisted of the closing of 10 fixed-rate, amortizing, non-recourse property loans totaling $774.6 million.

Repurchases of Preferred Stock of $125.0 million represents the cash paid upon redemption of our Class A Perpetual Preferred Stock during the 2019.

Net cash used in financing activities also includes $266.2 million of payments to equity holders, as further detailed below.

Equity Transactions

The following table presents Aimco’s dividend activity during the year ended December 31, 2019 (in thousands):

Cash distributions paid to holders of OP units	$21,107
Cash distributions paid to holders of noncontrolling interests in consolidated real estate partnerships	513
Cash dividends paid by Aimco to preferred stockholders	3,246
Cash dividends paid by Aimco to common stockholders	241,288

Total cash dividends and distributions paid by Aimco	$266,154

Contractual Obligations

This table summarizes information contained elsewhere in this information statement regarding payments due under contractual obligations and commitments as of December 31, 2019 (in thousands):

	Total	Less than One Year (2020)	1-3 Years (2021-2022)	4-5 Years (2023-2024)	More than Five Years (2025 and Thereafter)
Non-recourse property debt(1)	$4,251,339	$171,107	$1,021,270	$673,661	$2,385,301
Revolving credit facility borrowings(2)	275,000	—	275,000	—	—
Interest related to debt(3)	1,021,589	174,275	269,600	200,503	377,211
Operating lease obligations(4)	452,042	5,156	10,196	8,755	427,935
Construction obligations(5)	254,462	187,546	66,916	—	—

Total	$6,254,432	$538,084	$1,642,982	$882,919	$3,190,447

(1)	Includes scheduled principal amortization and maturity payments.
(2)

Includes outstanding borrowings on our revolving credit facility assuming repayment at the contractual maturity date. Our revolving credit facility is subject to an annual variable commitment fee (currently 0.25% of aggregate commitments), which is not included in the amounts above.

(3)

Includes interest related to both fixed-rate and variable-rate non-recourse property debt, and our variable-rate revolving credit facility borrowings. Interest related to variable-rate debt is estimated based on the rate effective as of December 31, 2019. Please refer to Note 5 to the consolidated financial statements, which are presented in our consolidated statements of cash flows, which are included elsewhere in this information statement, for a description of average interest rates associated with our debt.

(4)	Operating lease obligations include both ground and office leases. Our ground leases expire in years ranging from 2070 to 2117.
(5)

Represents estimated obligations pursuant to construction contracts related to our redevelopment, development and other capital spending. Please refer to Note 6 to the consolidated financial statements, which are included elsewhere in this information statement, for additional information regarding these obligations.

In addition to the amounts presented in the table above, as of December 31, 2019, we had $97.1 million (liquidation value) of redeemable AIR OP Preferred Units outstanding with annual distribution yields ranging from 1.92% to 8.75%. The distributions that accrue on the redeemable AIR OP Preferred Units are cumulative and are paid quarterly.

Additionally, we may enter into commitments to purchase goods and services in connection with the operations of our apartment communities. Those commitments generally have terms of one year or less and reflect expenditure levels comparable to our historical expenditures.

Future Capital Needs

In addition to the items set forth in “Contractual Obligations” above, we expect to fund any future acquisitions, redevelopment, development, and other capital spending principally with proceeds from apartment community sales, short-term borrowings, debt and equity financing, and operating cash flows. Our near-term business plan does not contemplate the issuance of equity.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates and assumptions. We believe that the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Capitalized Costs

We capitalize costs, including certain indirect costs, incurred in connection with our capital additions activities, including redevelopments and developments, other tangible apartment community improvements, and replacements of existing community components. Included in these capitalized costs are payroll costs associated with time spent by employees in connection with the planning, execution, and control of all capital addition activities at the community level. We characterize as “indirect costs” an allocation of certain department costs, including payroll, at the area operations and corporate levels that clearly relate to capital addition activities. We also capitalize interest, property taxes, and insurance during periods in which redevelopments and developments are in progress. We commence capitalization of costs, including certain indirect costs, incurred in connection with our capital addition activities, at the point in time when activities necessary to get communities ready for their intended use begin. These activities include when communities or apartment homes are undergoing physical construction, as well as when homes are held vacant in advance of planned construction; provided that other activities such as permitting, planning, and design are in progress. We cease the capitalization of costs when the communities or components thereof are substantially complete and ready for their intended use, which is typically when construction has been completed and homes are available for occupancy. We charge costs including ordinary repairs, maintenance, and resident turnover costs to property operating expense, as incurred. Please see “—Liquidity and Capital Resources—Investing Activities” for a summary of costs capitalized during the periods presented.

Impairment of Long-Lived Assets

Real estate and other long-lived assets to be held and used are stated at cost, less accumulated depreciation and amortization, unless the carrying amount of the asset is not recoverable. If events or circumstances indicate that the carrying amount of an apartment community may not be recoverable, we make an assessment of its recoverability by comparing the carrying amount to our estimate of the undiscounted future cash flows, excluding interest charges, of the community. If the carrying amount exceeds the estimated aggregate undiscounted future cash flows, we recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the community.

As part of our portfolio strategy, we seek to sell up to 10% of our portfolio annually and to reinvest the proceeds from such sales in accretive uses such as capital enhancements, redevelopments, occasional developments, share repurchases, and selective acquisitions with projected free cash flow internal rates of return higher than expected from the communities being sold. As we execute this strategy, we evaluate alternatives to sell or reduce our interest in apartment communities that do not align with our long-term investment strategy, although there is no assurance that we will sell or reduce our investment in such communities during the desired time frame. For any communities that are sold or meet the criteria to be classified as held for sale during the next 12 months, the reduction in the estimated holding period for these communities may result in impairment losses.

Quantitative and Qualitative Disclosures About Market Risk

Our chief market risks are refunding risk, that is the availability of property debt or other cash sources to refund maturing property debt, and repricing risk, that is the possibility of increases in base interest rates and credit risk spreads. We use predominantly long-dated, fixed-rate, amortizing, non-recourse property debt in order to avoid the refunding and repricing risks of short-term borrowings. We use short-term debt financing and working capital primarily to fund short-term uses and generally expect to refinance such borrowings with cash from operating activities, proceeds from apartment community sales, long-term debt, or equity financings. We make limited use of derivative financial instruments and we do not use them for trading or other speculative purposes.

Market Risk Associated with Loans Secured by Our Portfolio

As of December 31, 2019, on a consolidated basis, we had approximately $170.1 million of variable-rate property-level debt outstanding and $275.0 million of variable-rate borrowings under our revolving credit facility. We estimate that a change in 30-day LIBOR of 100 basis points with constant credit risk spreads would reduce or increase interest expense by approximately $4.5 million on an annual basis.

As of December 31, 2019, we had approximately $177.7 million in cash and cash equivalents and restricted cash, a portion of which bears interest at variable rates, which may offset somewhat a change in rates on our variable-rate debt discussed above.

We estimate the fair value of debt instruments as described in Note 12 to the consolidated financial statements, which are presented in our consolidated statements of cash flows, which are included elsewhere in this information statement. The estimated fair value of total indebtedness, including our revolving credit facility, was approximately $4.6 billion as of December 31, 2019, inclusive of a $47.3 million mark-to-market liability. The mark-to-market liability as of December 31, 2018 was approximately $43.8 million.

If market rates for consolidated fixed-rate debt in our portfolio were higher by 100 basis points with constant credit risk spreads, the estimated fair value of consolidated debt discussed above would decrease from $4.6 billion in the aggregate to $4.4 billion. If market rates for consolidated debt discussed above were lower by 100 basis points with constant credit risk spreads, the estimated fair value of consolidated fixed-rate debt would increase from $4.6 billion in the aggregate to $4.8 billion.

BUSINESS AND PROPERTIES

Our Company

The board of directors of Aimco has announced a plan to create AIR by separating assets approximating 10% of the GAV, as of March 31, 2020, of Aimco. The Separation will result in two, focused and independent companies: (I) AIR, with assets approximating 90% (prior to giving effect to certain transactions, which proceeds are intended to reduce leverage) of Aimco’s GAV, as of March 31, 2020, which is expected to provide a simple and transparent way to invest in the multifamily sector, combining (i) a narrow focus on allocating capital only to stabilized apartment communities; (ii) a high-quality and diversified portfolio of stabilized multifamily properties, (iii) best-in-class property operations, (iv) low financial leverage, (v) limited execution risk, (vi) low overhead costs as a percentage of GAV, and (vii) public market liquidity for its shares; and (II) “New” Aimco, with assets approximating 10% of Aimco’s GAV, as of March 31, 2020, which is expected to continue the business of redeveloping and developing apartment communities, while also pursuing other accretive transactions.

Each of AIR and Aimco will have its own distinctive focus. The AIR business plan is to: (i) invest only in stabilized apartment communities; (ii) own a high-quality and diversified portfolio of stabilized multifamily properties; (iii) emphasize its comparative advantage in property operations, with high customer-defined satisfaction and retention, low rate of growth in controllable operating expenses, and high operating margins; (iv) maintain a strong balance sheet with leverage, net of cash and receivables, and weighted average interest expense, net of interest income, comparable to or lower than peers; (v) reduce execution risk through elimination of redevelopment and development activities; and (vi) operate with overhead costs estimated at about 15 basis points of GAV, lower than peers as a percentage of GAV. AIR has sold or will sell assets sufficient to reduce financial leverage by approximately $2 billion. We believe that AIR’s simplified business, focused on the ownership and active management of stabilized apartment communities, will be more readily understood and valued by investors and will be more predictable due to strong operations and reduced exposure to the execution risk of redevelopment and development. We intend for AIR to have a strong balance sheet with leverage, net of cash and loans receivable, and a weighted average interest expense, net of interest income, at or below peer averages. We also expect AIR to issue corporate level debt when its cost is lower than that of non-recourse property debt. We further expect that AIR’s FFO will increase and be more predictable, supporting higher dividends, as a result of the elimination of earnings dilution from properties with lower leverage and reduced or no earnings during their development, redevelopment or lease-up, lower overhead costs due primarily to the elimination of overhead costs related to redevelopment and development activities.

AIR will retain substantially all of Aimco’s existing employees, including its property management team, and Aimco will employ approximately 50 of Aimco’s existing employees. AIR will initially provide Aimco with property management services and customary administrative and support services. AIR, directly and through subsidiaries in which it owns all of the outstanding common equity, will be the general and special limited partner of AIR OP. AIR OP will hold substantially all of AIR’s assets and manage the daily operations of AIR’s business directly and indirectly through certain subsidiaries.

Tom Keltner will be elected Chairman of the AIR board of directors. I will be a member of the AIR board of directors and will also serve as AIR’s Chief Executive Officer, working with an experienced executive team wholly dedicated to AIR, including Lisa Cohn, as President and General Counsel, Keith Kimmel, as President, Property Operations, Paul Beldin, as Executive Vice President and Chief Financial Officer, and Conor Wagner, as Senior Vice President and Chief Investment Officer. In addition, Terry Considine will be a member of Aimco’s board of directors with specific responsibilities during the next two years to support the establishment and growth of the Aimco business, reporting directly to the Aimco board of directors, which is expected to include six independent directors who have not previously served on the Aimco board of directors.

The AIR portfolio is expected to include 98 apartment communities with 26,599 apartment homes, diversified by both geography and price point. The AIR portfolio will include garden style, mid-rise, and high-

rise apartment communities with eight important geographic concentrations: Boston; Philadelphia; Washington D.C.; Miami; Denver; the San Francisco Bay Area; Los Angeles; and San Diego; and a focus on properties with high land value located in submarkets with outsized growth prospects. The Aimco board of directors believes the geographic and price point diversification will reduce the volatility of AIR’s rental revenue by avoiding undue concentration in any particular market and by exposure to a range of price-points that have different advantages over various economic and housing cycles.

AIR is expected to own properties with an estimated GAV of $10.4 billion, and an estimated NAV, of $7.8 billion, in each case, as of March 31, 2020.

Aimco will own the redevelopment and development business and a portfolio of assets that is expected to consist of (i) the Excluded Seed Properties, which are stabilized multifamily properties primarily located in the Boston and San Diego areas; and (ii) certain other investments, consisting of the Parkmerced Loan; Hamilton on the Bay, a multifamily property located on the waterfront in Miami, Florida, with 271 apartment homes as well as the land and zoning to construct 389 additional apartment homes, and the assemblage of 1001 Brickell Bay Drive, a 350,000 square foot office building located in Miami Beach, Florida, and the Yacht Club multifamily property adjacent to 1001 Brickell Bay Drive.

Aimco will be well-capitalized with an estimated GAV of $1.3 billion, and an estimated NAV of $1.2 billion, each as of March 31, 2020 (in each case, without giving effect to the value of the Initial Leased Properties or the Separate Portfolio Assets).

Aimco is also expected to own the Separate Portfolio Assets with an estimated GAV of $0.9 billion, securing property debt of approximately $0.7 billion, including purchase money notes payable to AIR of approximately $0.5 billion.

AIR does not intend to redevelop or develop apartment communities, reducing the execution risk, overhead costs, and vacancy expense associated with redevelopment and development, construction, and lease-ups. At the time of the Separation, the Initial Leased Properties are expected to be under construction or in lease-up, including North Tower at Flamingo Point in Miami Beach, Florida, The Fremont on the Anschutz Medical Campus in Aurora, Colorado, Prism in Cambridge, Massachusetts, and 707 Leahy Apartments in Redwood City, California. These properties will be leased to Aimco and, under the terms of the leases, Aimco will have the option to complete the on-going redevelopment and development of such properties and their lease-ups (provided that once Aimco elects to commence the same, it will use commercially reasonable efforts to diligently pursue it to completion).

AIR’s expected business activities following the completion of the Separation are summarized below.

Ownership of Apartment Communities and Management of Our Portfolio

We will own a portfolio of 98 apartment communities (including the Initial Leased Properties) with 26,599 apartment homes, diversified by both geography and price point, in which we will hold an average ownership of approximately 93.5% measured by GAV. Our portfolio will include garden style, mid-rise, a high rise apartment communities with eight important geographic concentrations, focusing on properties with high land value located in submarkets with outsized growth prospects. The portfolio is diversified across several of the largest markets in the United States and is also diversified across “A,” “B,” and “C+” price points, averaging “B+” in quality. For a description of this rating system, see “Business and Properties—Properties.”

We will target geographic diversification in our portfolio in order to reduce the volatility of our rental revenue by avoiding undue concentration in any particular market. Similarly, we will seek price point diversification to better manage rental rate volatility. Our portfolio will seek to include about one-half “A” rated properties, and about one-half “B” and “C+” rated properties. We believe the diversity of price points allows us to benefit from price-points that have different advantages over various economic and housing cycles. Our price point “A” apartment communities typically provide higher margins but have tenants with fast growing incomes that are more susceptible to competitive housing supply, while our price point “B” and “C” apartment communities typically provide lower margins but have less volatile rental rates and are less susceptible to competitive housing supply. We also plan to maintain a dynamic capital allocation and market selection process and expect to decrease over time our investment in jurisdictions with high unfunded public liabilities and to increase our allocation to locations with lower public tax burdens, including the southeastern United States.

We may choose to improve the quality of our portfolio through our relationship with Aimco, as we may lease certain properties to Aimco for development or redevelopment and lease-up in accordance with the Master Leasing Agreement. Under these leases Aimco will have the option, but not an obligation, to terminate the leases once the properties reach and maintain stabilization (so long as the fair market value of the property at stabilization is not less than the fair market value of such property at lease inception). We will manage our portfolio to allocate investment capital to enhance rent growth and increase long-term capital values through routine investments in property upgrades (such as upgrading kitchens, bathrooms and other interior design aspects) and through portfolio design, emphasizing land value as well as location and submarket.

As part of our portfolio strategy, we may seek to sell communities with lower expected free cash flow internal rates of return and reinvest the proceeds from such sales in accretive uses such as capital enhancements, share repurchases, and selective acquisitions of stabilized communities with projected free cash flow internal rates of return higher than expected from the communities being sold. When the cost of capital is favorable, we will look to grow through the acquisition of stabilized apartment communities that we believe we can operate better than their previous owners. Through this disciplined approach to capital allocation, we expect to increase the quality and expected growth rate of our portfolio.

Redevelopment and Development

We do not intend to redevelop or develop apartment communities, reducing the execution risk, overhead costs, and vacancy expense associated with redevelopment and development, construction, and lease-ups. Instead, we may choose to improve the quality of our portfolio through our relationship with Aimco, as we may lease certain properties to Aimco for development or redevelopment and lease-up. Aimco will redevelop and develop properties for us and increase occupancy at properties that are not stabilized due to a recently completed redevelopment or development, commencing with the Initial Leased Properties. In addition, we may engage third parties to complete certain development, redevelopment or lease-up projects for us.

We expect to lease the Initial Leased Properties (and additional properties, as may be mutually agreed between us and Aimco in the future, subject to the approval of each of AIR’s and Aimco’s independent directors) to Aimco pursuant to leases entered into in accordance with the Master Leasing Agreement for a percentage of then-current fair market value. Aimco will then have the option to redevelop, develop or lease-up the property with the goal of maximizing long-term value of the community. Upon completion of the redevelopment and development and lease-up, Aimco will have the option, but not an obligation, to terminate any of the leases for these properties once they reach and maintain stabilization (so long as the fair market value of the property at stabilization is not less than the fair market value of such property at lease inception), and receive payment for the redevelopment or development-related improvements, either at a 5% discount to the then-current fair market value of the development and redevelopment improvements if AIR exercises an option to pay such fee, or through a sale of the property to a third party (by AIR and Aimco), with AIR guaranteed to receive an amount attributable to the fair market value of the property at the time of lease inception and Aimco retaining any excess proceeds. In the event of such sale of the property, Aimco may also elect to purchase the property at a purchase price equal to the fair market value thereof at the time of lease inception (and may subsequently sell the property to a third party, subject to AIR’s right of first refusal during the first year following Aimco’s acquisition). If Aimco does not exercise its right to terminate a lease, Aimco will have the option to assign the lease to a third party, subject to our consent and right of first refusal.

Aimco may also source its own opportunities and acquire other properties or portfolios from third parties that it believes can be redeveloped or developed or leased-up to become stabilized properties and we will have an option to purchase such properties prior to or once the redevelopment and development and lease-ups are completed. If we, subject to our discretion, agree to acquire any such properties, we will acquire such property from Aimco at then-current fair market value. If we do not acquire such properties, Aimco will be permitted to retain such properties or sell them to third parties.

Property Management

We will also manage and operate apartment communities. In addition to managing our own properties, pursuant to the Property Management Agreements, we initially will provide property management services and certain other property-related services to Aimco for the majority of its properties, and Aimco will generally be obligated to pay to us a property management fee based on an agreed percentage of revenue collected and such other fees as may be mutually agreed for various other services. See “Our Relationship with Aimco Following the Separation.”

We will seek to continuously improve properties under our management by: employing service-oriented, well-trained team members; taking advantage of advances in technology; increasing automation; centralizing operational tasks where efficient to do so; standardizing business processes, operational measurements, and internal reporting; and enhancing financial controls over field operations. Our focus will be on the following:

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Customer Satisfaction. Our operating culture will be focused on residents and providing them with a high level of customer service in a clean, safe, and respectful living environment. We will regularly monitor and evaluate our performance by providing customers with numerous opportunities to grade our work and will use this customer feedback as a daily management tool. We also intend to publish these customer evaluations online as important and credible information for prospective customers. Certain aspects of our on-site operations will be automated to enable current and future residents to interact with us using methods that are efficient and effective for them, such as making online requests for service work, and executing leases and lease renewals. In addition, we will emphasize the quality of our on-site team members through recruiting, training, and retention programs, which, with continuous and real-time customer feedback, is expected to contribute to improved customer service. We believe that greater customer satisfaction leads to higher resident retention and increased occupancy rates, which in turn leads to increased revenue and reduced costs.

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Resident Selection and Retention. We believe that neighbors are a meaningful part of the customer experience, together with the location of the community and the physical quality of the apartment homes. Part of our property management strategy will be to focus on attracting and retaining stable, credit-worthy residents who are also good neighbors and are likely to live with us longer. We will have explicit criteria for resident selection, which we will apply to new and renewal leases, including creditworthiness and behavior in accordance with our apartment community standards and our written “Good Neighbor Commitment.”

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Revenue Management and Ancillary Services. We will have a centralized revenue management system that leverages people, processes, and technology to work in partnership with our local property management teams to implement rental rate pricing strategies. We are focused on careful measurements of on-site operations, as we believe that timely and accurate collection of apartment community performance and resident profile data allows us to maximize revenue for our customers through better property management and leasing decisions. We seek to maximize revenue for our customers by performing timely data analysis of new and renewal pricing for each apartment home, thereby enabling us to adjust rents quickly in response to changes in supply and demand and minimize vacancy time. We also generate incremental revenue for our customers by providing or facilitating the provision of services to our residents, including, at certain apartment communities, telecommunications services, parking options, package lockers, and storage space rental.

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Controlling Expenses. Innovation is the foundation of our cost control efforts. Innovative activities we intend to undertake include: taking advantage of economies of scale at the corporate level through electronic procurement, which reduces complexity and increases purchasing volume discounts; focusing on life cycle costs by investing in more durable, longer-lived materials, which reduce turn times and costs; and leveraging technology through such items as smart home capabilities, website design, and package lockers, which meet today’s customer preference for self-service. Additionally, our efforts to maximize resident retention through our resident selection process described above is expected to result in in reduced turn costs.

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Improving and Maintaining Apartment Community Quality. We believe that the physical condition and amenities of the apartment communities we operate are important factors in our ability to maintain and increase rental rates. We intend to invest in the maintenance and improvement of these communities primarily through capital additions that extend the usefulness of the community or enhance its condition.

Our Management Team

In connection with the Separation, AIR will retain substantially all of Aimco’s existing employees, including its property management team, and Aimco will employ approximately 50 of Aimco’s existing employees. Each of AIR and Aimco will have senior management teams focused on the performance of each company’s respective businesses and value-creation opportunities. We believe that the separation of the Aimco and AIR portfolios, and an experienced senior management team at each of Aimco and AIR will result in the respective businesses each receiving the senior management focus and attention required for each business to realize its potential.

Our senior management team has a collective track record of successful redevelopment and development projects, active management of real estate operations, or real estate portfolio management, all within a REIT environment. Our senior management team averages 12 years working together. Tom Keltner will be elected Chairman of the AIR board of directors. Terry Considine will be a member of the AIR board of directors and will also serve as AIR’s Chief Executive Officer. Mr. Considine has served as Chief Executive Officer of Aimco since July 1994. Mr. Considine will resign as Chief Executive Officer of Aimco in connection with the Separation and will continue to serve Aimco with specific responsibilities during the next two years to support the establishment and growth of the Aimco business, reporting directly to the Aimco board of directors. During the two years when Mr. Considine will have specific responsibilities to the Aimco board of directors, he will not accept compensation from Aimco that would serve to increase his current compensation. In addition, Mr. Considine will serve on the boards of directors of both AIR and Aimco, but will not serve as Chairman of either. Mr. Considine (in addition to any other directors serving on both boards of directors) will recuse himself from voting as a member of either board of directors during the approval or disapproval of any transactions between the two companies. In addition, our senior management team will include Lisa Cohn, as President and General Counsel, Keith Kimmel, as President, Property Operations, Paul Beldin, as Executive Vice President and Chief Financial Officer, and Conor Wagner, as Senior Vice President and Chief Investment Officer.

Management’s compensation is designed to be aligned with strategy and performance and to incentivize growth and returns. See “Management—Executive Compensation.”

In addition, we will have a board of directors that meets the NYSE independence requirements, including being comprised of a majority of independent directors, and AIR will separate the roles of Chairman of the board of directors and Chief Executive Officer. Effective as of the Separation, AIR will withdraw from MUTA. To enable AIR’s management team to prioritize operations during a turbulent economy and to execute a smooth transition to a pure-play business model, the Aimco board of directors decided unanimously to classify the AIR board of directors for two years. Class I will serve until the 2021 annual meeting of stockholders, and all classes will stand for annual election at the 2022 annual meeting and thereafter. By having opted out of MUTA, AIR will not be able to reclassify its board without stockholder approval.

REIT Status

We will elect to be treated as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2020. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our “real estate investment trust taxable income,” which is generally equivalent to net taxable ordinary income (and may be all cash or a combination of cash and stock satisfying the requirements of applicable law). See “U.S. Federal Income Tax Considerations.”

Strengths

The Separation is intended to provide us and Aimco with the necessary structure, management, and strategy to create stockholder value. In particular, we believe that AIR will have the following strengths following the Separation:

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Focused business model. AIR will focus solely on the ownership and active management of a high-quality and diversified portfolio of stabilized apartment communities. We believe that a singular and clear focus will create a business that is more readily understood and valued by investors. We expect that AIR will be more predictable due to strong operations and reduced exposure to the execution risk of redevelopment and development, and we intend to provide returns to our investors through what we expect to be stable and consistent revenue, principally through collection of rent from the properties we own. AIR will use its senior management team to manage portfolio and capital allocations, including the acquisition or sale of properties, continuing upgrades and re-investment, as well as establish and execute balance sheet strategies, and oversee third-party property management.

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Diversified real estate portfolio. AIR’s real estate portfolio, with properties in eight important geographic concentrations, among other markets, provides geographic diversification in order to reduce the volatility of our rental revenue by avoiding undue concentration in any particular market. AIR’s portfolio is also diversified by price point and quality. We seek price point diversification to allows us to benefit from price-points that have different advantages over various economic and housing cycles. Our price point “A” apartment communities typically provide higher margins but have tenants with fast growing incomes that are more susceptible to competitive housing supply, while our price point “B” and “C” apartment communities typically provide lower margins but have less volatile rental rates and are less susceptible to competitive housing supply.

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Investment in low risk asset classes. AIR is expected to limit its exposure to risk by (i) investing in a transparent and well understood asset class, maintaining a diversified portfolio of high quality, multifamily properties whose cash flows are predictable and with generally stable growth, and minimizing the risk of redevelopment and development, and (ii) maintaining a balance sheet with leverage consistent with peer averages.

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Ability to obtain redeveloped and developed properties from Aimco. Although Aimco and AIR will be focused and independent companies, we believe there are potential benefits to each from the opportunities they have to work together in the future when it is in their respective interests. AIR may benefit from Aimco’s acceleration of the development or redevelopment of certain of AIR’s properties that have potential for redevelopment or development in the future. Specifically, we may choose to improve the quality of our portfolio through our relationship with Aimco, as we may lease certain properties to Aimco for development or redevelopment and lease-up. Under these leases Aimco will have the option, but not an obligation, to terminate the leases once the properties reach and maintain stabilization (so long as the fair market value of the property at stabilization is not less than the fair market value of such property at lease inception). We will have a purchase option with respect to any real property owned or, subject to the consent of the landlord, leased by Aimco for which redevelopment has been substantially completed by Aimco (if applicable) and that has reached a specified occupancy for a minimum time period (excluding the Excluded Seed Properties, the Separate Portfolio Assets and properties leased from AIR pursuant to the Master Leasing Agreement).

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Management team with relevant experience and incentives aligned with stockholders. AIR’s senior management team will focus solely on AIR’s business and will be incentivized to make decisions that are in the best interests of AIR. AIR will also have asset managers and internal auditors to oversee its performance, and both management and board investment committees to review and approve transactions. AIR’s senior management team has a collective track record of active management of real estate operations and real estate portfolio management, all within a REIT environment.

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Experienced leader with incentives aligned with stockholders’ interests. Terry Considine will serve as AIR’s Chief Executive Officer. Mr. Considine has served as Chief Executive Officer of Aimco since July 1994. In addition, Mr. Considine has over 45 years of experience in the real estate and other industries. As a substantial equity holder in AIR, we believe Mr. Considine’s interests will be well-aligned with the interests of AIR’s stockholders.

Strategy

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Diversified investments. We intend to own a portfolio of stabilized properties in top United States markets and focus on properties with high land value located in submarkets with outsized growth prospects. We also intend to maintain a balanced multifamily portfolio consisting of properties diversified across “A,” “B,” and “C” price points, allowing AIR to benefit from price-points that have different advantages over various economic and housing cycles.

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High quality portfolio with strong property management operations. We will actively manage our portfolio, aiming to maintain high quality properties attractive to customers with above average incomes and prospects. Our apartment communities will generally be equipped with smart home technology and other amenities. We will aim to drive rent growth based on high levels of resident retention through strong customer selection and satisfaction, coupled with disciplined innovation resulting in sustained cost control, to maximize net operating income growth and margins.

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Cautious use of financial leverage. We expect to operate at leverage levels lower than that historically associated with Aimco and at levels in line with our peers. We intend to have a strong, low-cost, low-leverage balance sheet that is flexible and maintains a well-laddered maturity schedule, and plan to target pro forma leverage ratio (net debt / normalized EBITDA) of 5.5:1. Specifically, our leverage immediately after the Separation is expected to be principally comprised of single asset, non-recourse, property level debt. We will consider issuing corporate debt when its cost is lower than non-recourse property debt.

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Reduced Execution Risk. We will be able to reduce the execution risk, overhead costs, and vacancy expense associated with redevelopment and development, construction, and lease-ups. Instead, we are expected to benefit from a series of valuable opportunities to transact with Aimco when it is in our interests to enhance our portfolio, while limiting our exposure to such risks.

Properties

Our portfolio is diversified by both geography and price point and consists of market rate apartment communities. Our portfolio includes garden style, mid-rise, and high-rise apartment communities with eight important geographic concentrations, among other markets, focusing on properties with high land value located in submarkets with outsized growth prospects. We intend to seek predictable rent growth from such properties, which are diversified across “A,” “B,” and “C+” price points, averaging “B+” in quality. As of June 30, 2020, our portfolio consisted of roughly one-half “A” rated properties and one-half “B” and “C+” rated properties.

We measure the quality of apartment communities in our portfolio based on average rents of our apartment homes compared to local market average rents as reported by a third-party provider of commercial real estate performance and analysis. Under this rating system, we classify as “A” quality apartment communities those earning rents greater than 125% of local market average; as “B” quality apartment communities those earning rents between 90% and 125% of local market average; as “C+” quality apartment communities those earning rents greater than $1,100 per month, but lower than 90% of local market average; and as “C” quality apartment communities those earning rents less than $1,100 per month and lower than 90% of local market average. We classify as “B/B+” quality a portfolio that on average earns rents between 100% and 125% of local market average rents. Although some companies and analysts within the multifamily real estate industry use apartment community quality ratings of “A,” “B,” and “C,” some of which are tied to local market rent averages, the metrics used to classify apartment community quality as well as the period for which local market rents are calculated may vary from company to company. Accordingly, this rating system for measuring apartment community quality is neither broadly nor consistently used in the multifamily real estate industry.

Our 98 apartment communities are expected to contain 26,599 apartment homes, with the largest community containing 2,113 apartment homes. We will hold an average ownership of approximately 93.5% measured by GAV, resulting in our share of apartment homes being 24,878. These apartment communities offer residents a range of amenities, including resort pools with cabanas, grills, clubhouses, spas, fitness centers, package lockers, dog parks, electric vehicle chargers, and large open spaces. Many of the apartment homes offer features such as smart home technology, granite countertops, wood flooring, stainless steel appliances, fireplaces, spacious closets, washer and dryer connections, balconies, and patios.

The majority of our properties will be encumbered by property debt. At the completion of the Separation, our properties are expected to be encumbered by, in the aggregate, $3.6 billion of property debt with a weighted average interest rate of 3.52% and a weighted-average maturity of 8.0 years. The estimated aggregate GAV (as of March 31, 2020) of the properties that will be unencumbered at the completion of the Separation will be $2.6 billion.

We will have a purchase option with respect to any real property owned or, subject to the consent of the landlord, leased by Aimco for which redevelopment has been substantially completed by Aimco (if applicable) and that has reached a specified occupancy for a minimum time period (excluding the Excluded Seed Properties, the Separate Portfolio Assets and properties leased from AIR pursuant to the Master Leasing Agreement). See “Our Relationship with Aimco Following the Separation—Master Leasing Agreement—Right of First Offer/Purchase Option” for more details.

Below is a summary of properties that we are expected to own at the completion of the Separation, as of March 31, 2020:

	Percent of Total GAV	Number of Apartment Communities	AIR’s Share of Apartment Homes	Unit Weighted Rent v. Market (5)	Property Grade(1)
Los Angeles	21.5%	13	3,499	146.7%	A
Greater Washington	12.4%	11	5,215	87.9%	C+
Philadelphia	12.0%	9	2,669	167.9%	A
Bay Area	10.6%	10	1,767	97.5%	B
Boston	9.9%	12	2,598	94.7%	B
Miami	9.6%	5	2,098	109.5%	B+
San Diego	7.2%	8	2,104	103.1%	B
Denver	7.1%	8	2,240	104.9%	B
Other Markets	9.7%	22	2,688	122.4%	B+
Total	100%	98	24,878

(1)	Average quality rating based on REIS market data as of March 31, 2020.

We expect to lease the Initial Leased Properties (and additional properties, as may be mutually agreed between us and Aimco in the future, subject to the approval of each of AIR’s and Aimco’s independent directors) to Aimco pursuant to leases entered into in accordance with the Master Leasing Agreement for a percentage of then-current fair market value. Aimco will then have the option to redevelop, develop or lease-up the property with the goal of maximizing long-term value of the community. Upon completion of the redevelopment and development and lease-up, Aimco will have the option, but not an obligation, to terminate any of the leases for these properties once they reach and maintain stabilization (so long as the fair market value of the property at stabilization is not less than the fair market value of such property at lease inception), and receive payment for the redevelopment or development-related improvements, either at a 5% discount to the then-current fair market value of the development and redevelopment improvements if AIR exercises an option to pay such fee, or through a sale of the property to a third party (by AIR and Aimco), with AIR guaranteed to receive an amount attributable to the fair market value of the property at the time of lease inception and Aimco retaining any excess proceeds. In the event of such sale of the property, Aimco may also elect to purchase the property at a purchase price equal to the fair market value thereof at the time of lease inception (and may subsequently sell the property to a third party, subject to AIR’s right of first refusal during the first year following Aimco’s acquisition). If Aimco does not exercise its right to terminate a lease, Aimco will have the option to assign the lease to a third party, subject to our consent and right of first refusal.

Employees

In connection with the Separation, AIR will retain approximately 850 of Aimco’s existing employees (including Aimco’s existing property management employees), and Aimco will employ approximately 50 of Aimco’s existing employees.

Certain of our employees will provide services to Aimco following the Separation pursuant to the Master Services Agreement. See “Our Relationship with Aimco Following the Separation.”

Competition

In attracting and retaining residents to occupy our apartment communities and the apartment communities that we manage, we will compete with numerous other housing providers and property managers. Our apartment communities and the apartment communities we manage will compete directly with other rental apartments, as well as condominiums and single-family homes that are available for rent or purchase in the markets in which these apartment communities are located. Principal factors of competition include rent or price charged, attractiveness of the location and apartment community, and the quality and breadth of services. The number of competitive apartment communities relative to demand in a particular area has a material effect on our ability to lease apartment homes at these apartment communities and on the rents charged. In certain markets, there exists an oversupply of newly constructed apartment homes, single-family homes, and condominiums relative to consumer demand, which affects the pricing and occupancy of these rental apartments.

We also will compete with other real estate investors, including other apartment REITs, pension and investment funds, partnerships, and investment companies in acquiring, redeveloping, developing, managing, obtaining financing for, and disposing of apartment communities. This competition will affect our ability to acquire or lease apartment communities we want to add to our portfolio and the price that we will pay in such acquisitions or leases; our ability to finance or refinance communities in our portfolio and the cost of such financing; and our ability to dispose of communities we no longer desire to retain in our portfolio and the timing and price available to us when we seek to dispose of such communities. We expect to grow our portfolio through our relationship with Aimco, as we intend to lease certain properties to Aimco for development or redevelopment and lease-up. We will have the option to make a payment to Aimco if Aimco terminates such lease once the applicable property has reached and maintained stabilization (provided that once New OP elects to commence the redevelopment, development and/or lease-up of such properties, it will use commercially reasonable efforts to diligently pursue the same to completion), based on then-current fair market value of the development and redevelopment improvements (in some cases, at a small discount thereto). If Aimco is not successful in redeveloping and developing new communities, our ability to acquire discounted communities in the future and grow our portfolio will be affected.

We believe that the Separation and associated transactions will position us to identify and successfully capitalize on opportunities that meet our investment objectives. For a discussion of the risks associated with competitive conditions affecting our and Aimco’s businesses, see “Risk Factors—Risks Related to Our Business.”

Regulation

General

Apartment communities and their owners are subject to various laws, ordinances, and regulations, including those related to real estate broker licensing and regulations relating to recreational facilities such as swimming pools, activity centers, and other common areas. Changes in laws increasing the potential liability for environmental conditions existing on communities or increasing the restrictions on discharges or other conditions, as well as changes in laws affecting development, construction, and safety requirements, may result in significant unanticipated expenditures, which would adversely affect our net income and cash flows from operating activities. In addition, existing rent control laws, as well as future enactment of rent control or rent stabilization laws, or other laws regulating multifamily housing, may reduce rental revenue or increase operating costs in particular markets.

Environmental

Various federal, state, and local laws subject apartment community owners or operators to liability for management, and the costs of removal or remediation, of certain potentially hazardous materials that may be present at an apartment community. These materials may include lead-based paint, asbestos, polychlorinated biphenyls, and petroleum-based fuels. Such laws often impose liability without regard to fault or whether the owner or operator knew of, or was responsible for, the release or presence of such materials. In connection with the ownership, operation, and management of apartment communities, we could potentially be liable for environmental liabilities or costs associated with our current communities, communities we acquire or manage in the future, or communities we previously owned or operated in the past. See “Risk Factors—Risks Related to Our Business—Potential liability or other expenditures associated with potential environmental contamination may be costly.”

REIT Qualification

We will elect to be subject to tax as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2020. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels to our stockholders, and the concentration of ownership of our capital stock. We believe that we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT.

Legal Proceedings

General

In addition to the matters described below, we may become party to various legal actions and administrative proceedings arising in the ordinary course of business, some of which may be covered by our general liability insurance program, and some of which may have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

Separation

It is expected that, pursuant to the Separation Agreement: (i) any liability arising from or relating to legal proceedings involving the assets to be owned by us will generally be assumed by us and that we will indemnify Aimco and its subsidiaries (and their respective directors, officers, employees, and agents, and certain other related parties) against any losses arising from or relating to such legal proceedings; and (ii) Aimco will generally agree to indemnify us (including our subsidiaries, directors, officers, employees (if any), and agents, and certain other related parties) for any liability arising from or relating to legal proceedings involving Aimco’s real estate investment business prior to the Separation and its retained properties. Aimco is currently a party to various legal actions and administrative proceedings, including various claims arising in the ordinary course of its business, which will be subject to the indemnities to be provided by Aimco to us or us to Aimco, as applicable. The ultimate outcome of these matters cannot be predicted. The resolution of any such legal proceedings, either individually or in the aggregate, could have a material adverse effect on Aimco’s business, financial position or results of operations, which, in turn, could have a material adverse effect on our business, financial position or results of operations if Aimco is unable to meet its indemnification obligations.

Environmental

Various federal, state, and local laws subject apartment community owners or operators to liability for management, and the costs of removal or remediation, of certain potentially hazardous materials that may be present in the land or buildings of an apartment community. Such laws often impose liability without regard to fault or whether the owner or operator knew of, or was responsible for, the presence of such materials. The presence of, or the failure to manage or remediate properly, these materials may adversely affect occupancy at such apartment communities as well as the ability to sell or finance such apartment communities. In addition, governmental agencies may bring claims for costs associated with investigation and remediation actions. Moreover, private plaintiffs may potentially make claims for investigation and remediation costs they incur or for personal injury, disease, disability, or other infirmities related to the alleged presence of hazardous materials. In addition to potential environmental liabilities or costs associated with our current apartment communities, we may also be responsible for such liabilities or costs associated with communities we acquire or manage in the future, or apartment communities we no longer own or operate.

Aimco is engaged in discussions with the Environmental Protection Agency, or EPA, regarding contaminated groundwater near an Indiana apartment community that has not been owned by Aimco since 2008. The contamination allegedly derives from a dry cleaner that operated on Aimco’s former property, prior to Aimco’s ownership. Aimco undertook a voluntary remediation of the dry cleaner contamination under state oversight. In 2016, the EPA listed Aimco’s former community and a number of residential communities in the vicinity on the National Priorities List, or NPL (i.e., as a Superfund site). In May 2018, Aimco prevailed on its federal judicial appeal vacating the Superfund listing. Aimco continues to work with EPA to formulate an agreed order to reimburse EPA costs and finish clean-up of the site outside the Superfund program. Although the outcome of this process is uncertain, Aimco does not expect their resolution to have a material adverse effect on its consolidated financial condition, results of operations or cash flows. The liabilities associated with this matter will be allocated to Aimco in connection with the Separation pursuant to the Separation Agreement; as a result, although we or certain of our subsidiaries may have legal liability to third parties in connection with this matter, Aimco will be required to indemnify us in respect of any of our indemnifiable losses related to such matter subject to the terms and conditions of the Separation Agreement.

Aimco also has a contingent environmental liability related to a property in Lake Tahoe, California. An entity owned by Aimco was the former general partner of a now-dissolved partnership that previously owned a site where a laundromat with a self-service dry-cleaning machine operated. That entity and the current property owner have been remediating the site since 2009, under the oversight of the Lahontan Regional Water Quality Control Board, or Lahontan. In May 2017, Lahontan issued a final cleanup and abatement order that names four potentially responsible parties, acknowledges that there may be additional responsible parties, and requires the named parties to perform additional groundwater investigation and corrective actions with respect to onsite and offsite contamination. Aimco appealed the final order and on June 1, 2020, the court vacated the Order against Aimco. However, there are still civil suits pending related to this contingent liability. Although the outcome of this process is uncertain, Aimco does not expect the resolution to have a material adverse effect on its or our consolidated financial condition, results of operations, or cash flows. The liabilities associated with this matter will be allocated to Aimco in connection with the Separation pursuant to the Separation Agreement; as a result, although we or certain of our subsidiaries may have legal liability to third parties in connection with this matter, Aimco will be required to indemnify us in respect of any of our indemnifiable losses related to such matter subject to the terms and conditions of the Separation Agreement.

We have determined that our legal obligations to remove or remediate certain potentially hazardous materials may be conditional asset retirement obligations, as defined by GAAP. Except in limited circumstances where the asset retirement activities are expected to be performed in connection with a planned construction project or apartment community casualty, we believe that the fair value of our asset retirement obligations cannot be reasonably estimated due to significant uncertainties in the timing and manner of settlement of those obligations. Asset retirement obligations, with respect to those assets and liabilities that will be allocated to us in the Separation, that are reasonably estimable as of December 31, 2019, are immaterial to our consolidated financial condition, results of operations, and cash flows.

Insurance

Our primary lines of insurance coverage will be property, general liability, and workers’ compensation. We believe that our insurance coverages adequately insure our apartment communities against the risk of loss attributable to fire, earthquake, hurricane, tornado, flood, terrorism, and other perils, and adequately insure us against other risk. Our coverage includes deductibles, retentions, and limits that are customary in the industry. We have established loss prevention, loss mitigation, claims handling, and litigation management procedures to manage our exposure.

MANAGEMENT

Directors

Set forth below is certain information, as of October 28, 2020, with respect to the directors who are expected to serve on AIR’s board of directors following the Separation. We may present additional nominees for election to the board of directors prior to the Separation. All such nominees will be presented to AIR’s board of directors for election prior to the Separation. Each director will hold office until his or her successor is duly elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal.

Our charter that will become effective contemporaneously with the Separation will provide that our board of directors shall consist of a number of directors as fixed by the board of directors in a manner set forth in the bylaws, but in no event shall be fewer than three. Our bylaws will further provide that the number of directors may be changed by the board of directors to a number not greater than nine. We expect that our board of directors initially will consist of nine directors.

Our charter will provide that our board of directors will initially be divided into three classes, denominated as Class I, Class II and Class III. Class I will serve until the 2021 annual meeting of our stockholders, at which annual meeting such Class will be elected to a term expiring at the 2022 annual meeting of our stockholders. Class II and Class III will serve until the 2022 annual meeting of our stockholders. Commencing with the 2022 annual meeting of our stockholders, our board of directors will no longer be classified, and each director shall be elected annually for a term of one year expiring at the next succeeding annual meeting. Class I is expected to initially be comprised of Robert A. Miller, Kathleen M. Nelson and Michael A. Stein, Class II is expected to initially be comprised of Thomas L. Keltner, John D. Rayis and Ann Sperling and Class III is expected to initially be comprised of Terry Considine, Devin I. Murphy and Nina A. Tran.

Our board of directors will also take action substantially concurrent with the Separation to resolve that, following the 2022 annual meeting of our stockholders, we will be prohibited from electing to be subject to Section 3-803, Section 3-804(a)-(c) and Section 3-805 of Subtitle 8 of Title 3 of the Maryland General Corporation Law, commonly referred to as the “Maryland Unsolicited Takeover Act,” or “MUTA,” which resolutions will be reflected in articles supplementary to our charter.

Mr. Keltner will serve as Chairman of the Board. Messrs. Considine, Miller, and Stein will also continue to serve on the board of directors of Aimco after the Separation. Upon completion of the Separation, we believe a majority of our board of directors will be determined to be independent, as defined under the NYSE listing requirements.

Name	Age	Position
Thomas L. Keltner	74	Chairman of the board of directors
Terry Considine	73	Director and Chief Executive Officer
Robert A. Miller	74	Director
Devin I. Murphy	60	Director
Kathleen M. Nelson	75	Director
John D. Rayis	66	Director
Ann Sperling	65	Director
Michael A. Stein	71	Director
Nina A. Tran	52	Director

Thomas L. Keltner. Mr. Keltner will serve as the Chairman of the board of directors of AIR. Mr. Keltner was first elected as a director of Aimco in April 2007 and is currently Chairman of Aimco’s Compensation and Human Resources Committee. He is also a member of Aimco’s Audit, Nominating and Corporate Governance, and Redevelopment and Construction Committees. Mr. Keltner served as Executive Vice President and Chief

Executive Officer—Americas and Global Brands for Hilton Hotels Corporation from March 2007 through March 2008, which concluded the transition period following Hilton’s acquisition by The Blackstone Group. Mr. Keltner joined Hilton Hotels Corporation in 1999 and served in various roles. Mr. Keltner has more than 20 years of experience in the areas of hotel development, acquisition, disposition, franchising and management. Prior to joining Hilton Hotels Corporation, from 1993 to 1999, Mr. Keltner served in several positions with Promus Hotel Corporation, including President, Brand Performance and Development. Before joining Promus Hotel Corporation, he served in various capacities with Holiday Inn Worldwide, Holiday Inns International and Holiday Inns, Inc. In addition, Mr. Keltner was President of Saudi Marriott Company, a division of Marriott Corporation, and was a management consultant with Cresap, McCormick and Paget, Inc. Mr. Keltner will bring particular expertise to AIR’s board of directors in the areas of property operations, marketing, branding, development and customer service.

Terry Considine. Mr. Considine will serve on AIR’s board of directors and will also be AIR’s Chief Executive Officer. Mr. Considine has been Chairman of the board of directors and Chief Executive Officer of Aimco since July 1994. In connection with the Separation, Mr. Considine will resign as Chairman of the board and as Chief Executive Officer of Aimco and will remain a member of Aimco’s board of directors and will have specific responsibilities during the next two years to support the establishment and growth of the Aimco business, reporting directly to the Aimco board of directors. Mr. Considine also serves on the board of directors of Intrepid Potash, Inc., a publicly held producer of potash. Mr. Considine has over 45 years of experience in the real estate and other industries. Among other real estate ventures, in 1975 Mr. Considine founded and subsequently managed the predecessor companies that became Aimco at its initial public offering in 1994.

Robert A. Miller. Mr. Miller was first elected as a director of Aimco in April 2007. Mr. Miller is a member of Aimco’s Redevelopment and Construction, Audit, Compensation and Human Resources, and Nominating and Corporate Governance Committees. Mr. Miller served as Executive Vice President and Chief Operating Officer, International of Marriott Vacations Worldwide Corporation (“MVWC”) from 2011 to 2012, when he retired from this position, and serves as President of RAMCO Advisors LLC, an investment advisory and business consulting firm. Mr. Miller served as the President of Marriott Leisure from 1997 to November 2011, when Marriott International elected to spin-off its subsidiary entity, Marriott Ownership Resorts, Inc., by forming a new parent entity, MVWC, as a new publicly held company. Prior to his role as President of Marriott Leisure, from 1984 to 1988, Mr. Miller served as Executive Vice President & General Manager of Marriott Vacation Club International and then as its President from 1988 to 1997. In 1984, Mr. Miller and a partner sold their company, American Resorts, Inc., to Marriott. Mr. Miller co-founded American Resorts, Inc. in 1978, and it was the first business model to encompass all aspects of timeshare resort development, sales, management and operations. Prior to founding American Resorts, Inc., from 1972 to 1978, Mr. Miller was Chief Financial Officer of Fleetwing Corporation, a regional retail and wholesale petroleum company. Prior to joining Fleetwing, Mr. Miller served for five years as a staff accountant for Arthur Young & Company. Mr. Miller is past Chairman and currently a director of the American Resort Development Association and is past Chairman and director of the ARDA International Foundation. Mr. Miller also currently serves as a director on the board of Welk Hospitality Group, Inc. As a successful real estate entrepreneur and corporate executive, Mr. Miller will bring particular expertise to AIR’s board of directors in the areas of operations, management, marketing, sales, and development, as well as finance and accounting.

Devin I. Murphy. Mr. Murphy was first elected as a director of Aimco in April 2020. Mr. Murphy is on Aimco’s Audit, Compensation and Human Resources, Nominating and Corporate Governance, and Redevelopment and Construction Committees. Mr. Murphy serves as President of Phillips Edison & Company, an owner and operator of grocery-anchored shopping centers. He previously served as Vice Chairman of Investment Banking at Morgan Stanley. Mr. Murphy began his real estate career in 1986 when he joined the real estate group at Morgan Stanley as an Associate. Prior to rejoining Morgan Stanley in June 2009, Mr. Murphy was a managing partner of Coventry Real Estate Advisors, a real estate private equity firm, which sponsors institutional investment funds that acquire and develop retail properties. Before joining Coventry, Mr. Murphy served as global head of real estate investment banking for Deutsche Bank Securities, Inc. Mr. Murphy was with

Morgan Stanley for 15 years before joining Deutsche Bank. He held a number of senior positions at Morgan Stanley, including co-head of U.S. real estate investment banking and head of the private capital markets group. Mr. Murphy is an independent director and member of the Audit Committee of CoreCivic, Inc., a NYSE listed REIT that is the nation’s leading provider of high quality corrections and detention management facilities. He is an advisory director of Hawkeye Partners, a real estate private equity firm headquartered in Austin, Texas, and of Trigate Capital, a real estate private equity firm headquartered in Dallas, Texas. Mr. Murphy will bring particular expertise to AIR’s board of directors in the areas of investment banking, real estate finance, and capital markets.

Kathleen M. Nelson. Ms. Nelson was first elected as a director of Aimco in April 2010 and is currently Chairman of Aimco’s Nominating and Corporate Governance Committee and a member of Aimco’s Audit, Compensation and Human Resources, and Redevelopment and Construction Committees. Ms. Nelson has an extensive background in commercial real estate and financial services with over 40 years of experience, including 36 years at TIAA-CREF. She held the position of Managing Director/Group Leader and Chief Administrative Officer for TIAA-CREF’s mortgage and real estate division. Ms. Nelson developed and staffed TIAA’s real estate research department. She retired from this position in December 2004 and founded and serves as president of KMN Associates LLC, a commercial real estate investment advisory and consulting firm. In 2009, Ms. Nelson co-founded and serves as Managing Principal of Bay Hollow Associates, LLC, a commercial real estate consulting firm, which provides counsel to institutional investors. Ms. Nelson served as the International Council of Shopping Centers’ chairman for the 2003-04 term and has been an ICSC Trustee since 1991. She is a member of various ICSC committees. Ms. Nelson serves on the board of directors of CBL & Associates Properties, Inc., which is a publicly held REIT that develops and manages retail shopping properties. Ms. Nelson is also on the board of directors and is Lead Director of Dime Community Bankshares, Inc., a publicly traded bank holding company, based in Brooklyn, New York. She has served as an advisor to the Rand Institute Center for Terrorism Risk Management Policy and on the board of the Greater Jamaica Development Corporation. Ms. Nelson serves on the Advisory Board of the Beverly Willis Architectural Foundation and is a member of the Anglo American Real Property Institute. Ms. Nelson will bring particular expertise to the AIR board of directors in the areas of institutional real estate investing, real estate finance and investment.

John D. Rayis. Mr. Rayis was first elected as a director of Aimco in April 2020. Mr. Rayis is on Aimco’s Audit, Compensation and Human Resources, Nominating and Corporate Governance, and Redevelopment and Construction Committees. In December 2016, Mr. Rayis retired as a partner of global law firm Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), where he practiced tax law for 34 years. He retired as Of Counsel at Skadden in December 2018. Mr. Rayis advised clients on a variety of complex corporate, partnership, and REIT tax law matters. Mr. Rayis repeatedly has been selected for inclusion in Chambers Global: The World’s Leading Lawyers for Business in the “Capital Markets: REITs” category, in Chambers USA, America’s Leading Lawyers for Business as one of America’s leading REIT tax lawyers, and in The Best Lawyers in America. Mr. Rayis will bring particular expertise to AIR’s board of directors in the areas of corporate, tax, and securities law, governance, and strategic alliances.

Ann Sperling. Ms. Sperling was first elected as a director of Aimco in May 2018 and is currently Chairman of Aimco’s Redevelopment and Construction Committee. Ms. Sperling is also a member of Aimco’s Audit, Compensation and Human Resources, and Nominating and Corporate Governance Committees. Ms. Sperling has over 35 years of real estate and management experience, including roles in commercial real estate investment and development and leadership roles in public real estate companies in the areas of operations, finance, transactions and marketing. She has served as Senior Director of Trammell Crow Company, the development subsidiary of the public company, CBRE, since October 2013, focusing on the capitalization and execution of new commercial developments. From October 2009 through May 2013, she served in two roles at Jones Lang LaSalle, the public real estate investment and services firm, first as Chief Operating Officer, Americas, and then as President, Markets West. As COO, she oversaw operations, finance, marketing, research, legal and engineering and served on the governance focused Global Operating Committee. From October 2007 through June 2009, Ms. Sperling was Managing Director of Catellus, then a mixed-use development and investment subsidiary of the public REIT, ProLogis, where she was responsible for operations, finance and marketing, prior to this subsidiary’s preparation for sale. Previously, between 1982 and 2006, Ms. Sperling held a variety of roles at the public development and services firm, Trammell Crow Company, the last role of which was as Senior Managing Director and Area Director, responsible for all facets of operations, finance, transactions and marketing for the Rocky Mountain Region, prior to the firm’s merger with CBRE in 2006. Ms. Sperling serves on the Advisory Board of Cadence Capital and the Gates Center for Regenerative Medicine. Ms. Sperling will bring particular expertise to AIR’s board of directors in the areas of real estate investment and development, operations, marketing, and finance.

Michael A. Stein. Mr. Stein was first elected as a director of Aimco in October 2004 and is currently a member of Aimco’s Audit, Compensation and Human Resources, Nominating and Corporate Governance, and Redevelopment and Construction Committees. From January 2001 until its acquisition by Eli Lilly in January 2007, Mr. Stein served as Senior Vice President and Chief Financial Officer of ICOS Corporation, a biotechnology company based in Bothell, Washington. From October 1998 to September 2000, Mr. Stein was Executive Vice President and Chief Financial Officer of Nordstrom, Inc. From 1989 to September 1998, Mr. Stein served in various capacities with Marriott International, Inc., including Executive Vice President and Chief Financial Officer from 1993 to 1998. Mr. Stein serves on the board of directors of InvenTrust Properties Corp., an open-air shopping center REIT headquartered in Downers Grove, Illinois. He also serves on the InvenTrust audit and nominating and corporate governance committees. Mr. Stein previously served on the boards of directors of Nautilus, Inc., Getty Images, Inc., and Providence Health & Services. As the former audit committee chairman or audit committee member of two NYSE-listed companies, the former chief financial officer of two NYSE-listed companies, and having served in various capacities with Arthur Andersen from 1971 to 1989, including as a partner from 1981 to 1989, Mr. Stein will bring particular expertise to AIR’s board of directors in the areas of corporate and real estate finance, and accounting and auditing for large and complex business operations.

Nina A. Tran. Ms. Tran was first elected as a director of Aimco effective in March 2016 and is currently the Chairman of Aimco’s Audit Committee. Ms. Tran is also a member of Aimco’s Compensation and Human Resources, Nominating and Corporate Governance, and Redevelopment and Construction Committees. Ms. Tran has over 25 years of real estate and financial management experience, building and leading finance and accounting teams. Ms. Tran currently serves as the Chief Financial Officer for Veritas Investments, a real estate investment manager that owns and operates mixed use real estate properties in the San Francisco Bay Area. From 2013 to 2016, Ms. Tran served as the Chief Financial Officer of Starwood Waypoint Residential Trust, a leading publicly traded REIT that owns and operates single-family rental homes. Prior to joining Starwood Waypoint, Ms. Tran spent 18 years at AMB Property Corporation (now Prologis, Inc.), the largest publicly traded global industrial REIT. Ms. Tran served as Senior Vice President and Chief Accounting Officer, and most recently as Chief Global Process Officer, where she helped lead the merger integration between AMB and Prologis. Prior to joining AMB, Ms. Tran was a Senior Associate with PricewaterhouseCoopers, one of the big four public accounting firms. Ms. Tran is a certified public accountant (CPA) (inactive). Ms. Tran serves on the Advisory Board of the Asian Pacific Fund. Ms. Tran will bring particular expertise to AIR’s board of directors in the areas of accounting, financial control and business processes.

Below is a summary of the qualifications and expertise of the nominees for election as directors, including expertise relevant to our business.

Summary of Director Qualifications and Expertise	Terry Considine	Thomas L. Keltner	Robert A. Miller	Devin I. Murphy	Kathleen M. Nelson	John D. Rayis	Ann Sperling	Michael A. Stein	Nina A. Tran
Accounting and Auditing for Large Business Organizations			X	X				X	X
Business Operations	X	X	X	X	X		X	X	X
Capital Markets	X			X	X			X	X
Corporate Governance	X			X	X	X		X
Customer Service		X	X
Executive	X	X	X	X	X		X	X	X
Financial Expertise and Literacy	X	X	X	X	X	X	X	X	X
Information Technology								X	X
Investment and Finance	X	X	X	X	X	X	X	X	X
Legal	X					X
Marketing and Branding		X	X				X
Property Management and Operations	X	X	X		X		X	X	X
Real Estate	X	X	X	X	X	X	X	X	X
Talent Development and Management	X	X	X	X	X	X	X	X	X

Executive Officers

The following table shows the names and ages, as of October 28, 2020, of the individuals who are expected to serve as our executive officers, and the positions each such executive officer will hold, following the Separation. A description of the business experience of each for at least the past five years follows the table.

Name	Age	Position
Terry Considine	73	Chief Executive Officer
Lisa R. Cohn	51	President and General Counsel
Keith M. Kimmel	49	President, Property Operations
Paul L. Beldin	46	Executive Vice President and Chief Financial Officer
Conor Wagner	39	Senior Vice President and Chief Investment Officer

Terry Considine. Mr. Considine will serve on AIR’s board of directors and will also be AIR’s Chief Executive Officer. Mr. Considine has been Chairman of the board of directors and Chief Executive Officer of Aimco since July 1994. In connection with the Separation, Mr. Considine will resign as Chairman of the board and as Chief Executive Officer of Aimco and will remain a member of Aimco’s board of directors and will have specific responsibilities during the next two years to support the establishment and growth of the Aimco business, reporting directly to the Aimco board of directors. Mr. Considine also serves on the board of directors of Intrepid Potash, Inc., a publicly held producer of potash. Mr. Considine has over 45 years of experience in the real estate and other industries. Among other real estate ventures, in 1975 Mr. Considine founded and subsequently managed the predecessor companies that became Aimco at its initial public offering in 1994.

Lisa R. Cohn. Ms. Cohn is the President and General Counsel of AIR. Ms. Cohn was appointed Executive Vice President, General Counsel and Secretary of Aimco in December 2007. In addition to serving as general counsel, Ms. Cohn had responsibility for construction services, asset quality and service, insurance and risk management. She was also responsible for Aimco’s acquisition activities in the western region and disposition activities nationwide. Ms. Cohn has previously served as chairman of Aimco’s investment committee. From January 2004 to December 2007, Ms. Cohn served as Aimco’s Senior Vice President and Assistant General Counsel. She joined Aimco in July 2002 as Vice President and Assistant General Counsel. Prior to joining the Aimco, Ms. Cohn was in private practice with the law firm of Hogan & Hartson LLP with a focus on public and private mergers and acquisitions, venture capital financing, securities, and corporate governance.

Keith M. Kimmel. Mr. Kimmel is the President, Property Operations of AIR. Mr. Kimmel was appointed as Aimco’s Executive Vice President of Property Operations in January 2011. From September 2008 to January 2011, Mr. Kimmel served as Aimco’s Area Vice President of property operations for the western region. Prior to that, from March 2006 to September 2008, he served as Aimco’s Regional Vice President of property operations for California. He joined Aimco in March of 2002 as a Regional Property Manager. Prior to joining Aimco, Mr. Kimmel was with Casden Properties from 1998 through 2002, and was responsible for the operation of the new construction and high-end product line. Mr. Kimmel began his career in the multifamily real estate business in 1992 as a leasing consultant and on-site manager.

Paul L. Beldin. Mr. Beldin is the Executive Vice President and Chief Financial Officer of AIR. Mr. Beldin joined Aimco in 2008 as Senior Vice President and Chief Accounting Officer. Prior to joining Aimco, from October 2007 to March 2008, Mr. Beldin served as Chief Financial Officer of APRO Residential Fund. Prior to that, from May 2005 to September 2007, Mr. Beldin served as Chief Financial Officer of America First Apartment Investors, Inc., then a publicly traded company. From 1996 to 2005, Mr. Beldin was with the firm of Deloitte & Touche, LLP, serving in numerous roles, including Audit Senior Manager and in the firm’s national office as an Audit Manager in SEC Services. Mr. Beldin is a certified public accountant.

Conor Wagner. Mr. Wagner is the Senior Vice President and Chief Investment Officer of AIR. Mr. Wagner joined Aimco as Vice President in 2018. At Aimco, Mr. Wagner had day-to-day finance responsibilities supporting portfolio strategy and transactional underwriting. Before joining Aimco, Mr. Wagner was an analyst on Green Street Advisors’ residential research team, where he co-led coverage of the apartment and single-family rental sectors. Prior to joining Green Street in 2014, he worked on the buy side as a long-short equity analyst. Mr. Wagner holds the Chartered Financial Analyst designation.

AIR OP

Through Sub REIT 2, a wholly owned subsidiary of AIR, AIR will be the general partner of AIR OP. Except as otherwise expressly provided in the AIR OP partnership agreement, all management powers over the business and affairs of AIR OP are exclusively vested in the general partner. AIR OP will have no directors or executive officers. See “Description of AIR OP Partnership Units and Summary of AIR OP Partnership Agreement.”

Independence of Directors

The board of directors has determined that to be considered independent, an outside director may not have a direct or indirect material relationship with AIR, AIR OP or any of our subsidiaries (directly or as a partner, stockholder or officer of an organization that has a relationship with us). A material relationship is one that impairs or inhibits, or has the potential to impair or inhibit, a director’s exercise of critical and disinterested judgment on behalf of us and our stockholders. In determining whether a material relationship exists, our board of directors will consider all relevant facts and circumstances, including whether the director or a family member is a current or former employee of AIR, family member relationships, compensation, business relationships and payments, and charitable contributions between us and an entity with which a director is affiliated (as an executive officer, partner or substantial stockholder). Our board of directors will consult with our counsel to ensure that such determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent director,” including, but not limited to, those categorical standards set forth in Section 303A.02 of the listing standards of the NYSE as in effect from time to time.

Thomas L. Keltner, Robert A. Miller, Devin I. Murphy, Kathleen M. Nelson, John D. Rayis, Ann Sperling, Michael A. Stein, and Nina A. Tran will be independent directors.

Board Composition, Refreshment, and Director Tenure

AIR will be focused on having a well-constructed and high performing board. To that end, the Nominating and Corporate Governance Committee will select nominees for director based on, among other things, breadth and depth of experience, knowledge, skills, expertise, integrity, ability to make independent analytical inquiries, understanding of AIR’s business environment, and willingness to devote adequate time and effort to board responsibilities. The Nominating and Corporate Governance Committee will structure the AIR board of directors such that there are directors of varying tenures, with new directors and perspectives joining the board every few years while retaining the institutional memory of longer-tenured directors. Longer-tenured directors, balanced with less-tenured directors, enhance the board’s oversight capabilities. The AIR board of directors has been compiled with the intention of advancing AIR’s strategic priorities.

Committees of the Board of Directors

Prior to the Separation, we expect that our board of directors will establish the following committees, each of which will operate under a written charter that will be posted to our website at              prior to the Separation:

Audit Committee

The audit committee will be established in accordance with Rule 10A-3 under the Exchange Act and the NYSE listing requirements. The primary responsibilities of the audit committee will be to, among other things:

•	oversee AIR’s accounting and financial reporting processes, and audits of AIR’s financial statements;

•	directly responsible for the appointment, compensation, and oversight of the independent auditors and the lead engagement partner, and makes its appointment based on a variety of factors;

•	review the scope and overall plans for, and results of, the annual audit and internal audit activities;

•	oversee management’s negotiation with Ernst & Young LLP concerning fees, and exercises final approval over all Ernst & Young LLP fees;

•

consult with management and Ernst & Young LLP with respect to AIR’s processes for risk assessment and enterprise risk management. Areas involving risk that are reported on by management and considered by the Audit Committee, the other board of director committees, or the board of directors, include: operations, liquidity, leverage, finance, financial statements, the financial reporting process, accounting, legal matters, regulatory compliance, information technology and data protection, compensation, and human resources;

•	consult with management and Ernst & Young LLP regarding, and provides oversight for, AIR’s financial reporting process, internal control over financial reporting, and AIR’s internal audit function;

•	review and approve AIR’s policy about the hiring of former employees of independent auditors;

•	review and approve AIR’s policy for the pre-approval of audit and permitted non-audit services by the independent auditor, and reviews and approves any such services provided pursuant to such policy;

•	receive reports pursuant to AIR’s policy for the submission and confidential treatment of communications from team members and others concerning accounting, internal control, and auditing matters;

•	review and discuss with management and Ernst & Young LLP quarterly earnings releases prior to their issuance and quarterly reports on Form 10-Q and annual reports on Form 10-K prior to their filing;

•

review the responsibilities and performance of AIR’s internal audit function, approve the hiring, promotion, demotion, or termination of the lead internal auditor, and oversee the lead internal auditor’s periodic performance review and changes to his or her compensation;

•

review with management the scope and effectiveness of AIR’s disclosure controls and procedures, including for purposes of evaluating the accuracy and fair presentation of AIR’s financial statements in connection with the certifications made by the CEO and CFO;

•	meet regularly with members of AIR’s management and with Ernst & Young LLP, including periodic meetings in executive session;

•

perform an annual review of AIR’s independent auditor, including an assessment of the firm’s experience, expertise, communication, cost, value, and efficiency, and including external data relating to audit quality and performance, including recent Public Company Accounting Oversight Board reports on Ernst & Young LLP and its peer firms;

•	perform an annual review of the lead engagement partner of AIR’s independent auditor and the potential successors for that role; and

•	periodically evaluates independent audit service providers.

The audit committee will be entirely composed of members who meet the independence requirements set forth by the SEC, in the NYSE listing requirements, and the audit committee charter. Each member of the audit committee will be financially literate in accordance with the NYSE listing requirements and at least one member of the audit committee will be an audit committee financial expert under SEC rules and the NYSE listing standards. The initial members of the audit committee will be determined prior to the Separation.

Nominating and Corporate Governance Committee

The primary responsibilities of the nominating and corporate governance committee will be to, among other things:

•	focus on board of director candidates and nominees, and specifically:

•	plan for board refreshment and succession planning for directors;

•	identify and recommend to the board individuals qualified to serve on the board;

•	identify, recruit, and, if appropriate, interview candidates to fill positions on the board, including persons suggested by stockholders or others; and

•

review each board member’s suitability for continued service as a director when his or her term expires and when he or she has a change in professional status, and recommends whether or not the director should be re-nominated;

•

focus on board composition and procedures as a whole and recommends, if necessary, measures to be taken so that the board reflects the appropriate balance of knowledge, experience, skills, and expertise required for the board as a whole;

•	develop and recommend to the board a set of corporate governance principles applicable to AIR and its management;

•	maintain a related party transaction policy and oversee any potential related party transactions;

•	oversee a systematic and detailed annual evaluation of the board, committees, and individual directors in an effort to continuously improve the function of the board;

•	oversee AIR’s commitment to environmental, social, and governance issues, and disclosure related thereto;

•

consider corporate governance matters that may arise and develops appropriate recommendations, including providing the forum for the board to consider important matters of public policy and vet stockholder input on a variety of matters; and

•	review annually AIR’s public policy advocacy efforts and political and charitable contributions.

The nominating and corporate governance committee will be entirely composed of members who meet the independence requirements set forth by the SEC, in the NYSE listing requirements, and the nominating and corporate governance committee charter. The initial members of the nominating and corporate governance committee will be determined prior to Separation.

Compensation and Human Resources Committee

The primary responsibilities of the compensation committee will be to, among other things:

•	responsible for succession planning in all leadership positions, both in the short-term and the long-term, with particular focus on CEO succession in the short-term and the long-term;

•	oversee AIR’s management of the talent pipeline process;

•	oversee the goals and objectives of AIR’s executive compensation plans;

•	annually evaluate the performance of the CEO;

•	determine the CEO’s compensation;

•	negotiate and provide for the documentation of any employment agreement (or amendment thereto) with the CEO, as applicable;

•	review the decisions made by the CEO as to the compensation of the other executive officers;

•	approve and grant any equity compensation;

•	review and discuss the Compensation Discussion & Analysis with management;

•

oversee AIR’s submission to a stockholder vote of matters relating to compensation, including advisory votes on executive compensation, and the frequency of such votes, incentive and other compensation plans, and amendments to such plans;

•	consider the results of stockholder advisory votes on executive compensation and take such results into consideration in connection with the review and approval of executive officer compensation;

•	review stockholder proposals and advisory stockholder votes relating to executive compensation matters and recommend to the board AIR’s response to such proposals and votes;

•	review compensation arrangements to evaluate whether incentive and other forms of pay encourage unnecessary or excessive risk taking;

•	review and approve the terms of any compensation “clawback” or similar policy or agreement between AIR and AIR’s executive officers;

•	review periodically the goals and objectives of AIR’s executive compensation plans, and amend, or recommend that the board amend, these goals and objectives if appropriate; and

•	oversee AIR’s culture, with a particular focus on collegiality, collaboration, and team-building.

The compensation committee will be entirely composed of members who meet the independence requirements set forth by the SEC, in the NYSE listing requirements, and the compensation committee charter. The initial members of the compensation committee will be determined prior to the Separation. For more information on the responsibilities and activities of the committee, including its processes for determining executive compensation, see the section entitled “Executive Compensation.”

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

None of our directors will have interlocking or other relationships with other boards of directors, compensation committees or our executive officers that would require disclosure under Item 407(e)(4) of Regulation S-K.

Compensation of Directors

The AIR director compensation program will be subject to the review and approval of AIR’s board of directors or a committee thereof after the Separation. Director compensation for the period prior to any change approved by AIR’s board of directors or a committee thereof will be as described below.

Treatment of outstanding Aimco equity-based compensation awards held by AIR non-employee directors in connection with the Separation is described above.

Compensation for non-employee directors of AIR will be a mix of cash and equity-based compensation. Mr. Considine, who will serve as an employee director following the Separation, will not receive any additional compensation for his service as a member of AIR’s board of directors.

Annual Compensation

The table below describes the components of compensation for non-employee directors:

Compensation Element	Amount
Annual Cash Retainer	$90,000
Stock Awards(1)	$170,432

(1)

Except for Devin I. Murphy and John D. Rayis who received prorated awards note below, each independent director received an annual award of 3,200 shares of Aimco Common Stock, which shares were awarded on January 28, 2020. Messrs. Murphy and Rayis received prorated awards of 2,400 shares each of Aimco Common Stock. The closing price of Aimco Common Stock on the NYSE on January 28, 2020, was $53.26. Excluding Messrs. Murphy and Rayis, the independent directors also received an annual cash retainer of $90,000. Messrs. Murphy and Rayis received prorated cash retainers of $67,500 each for their service as independent directors. Directors will not receive meeting fees in 2020.

In formulating its recommendation for director compensation, the Nominating and Corporate Governance Committee will review director compensation for independent directors of companies in the real estate industry and companies of comparable market capitalization, revenue, and assets, and considers compensation trends for other NYSE-listed companies and S&P 500 companies. The Nominating and Corporate Governance Committee also will consider the relatively small size of AIR’s board of directors as compared to other boards, the participation of each Independent Director on each committee, and the resulting workload on the directors. In addition, the Nominating and Corporate Governance Committee will consider the overall cost of the board of directors to AIR and the cost per director.

AIR’s board of directors will determine the compensation to be paid to the individuals who will serve as our directors following the Separation.

AIR Stock Award and Incentive Plan

We expect to adopt a performance incentive plan prior to the Separation (the “Plan”) to promote our success and to increase stockholder value by providing an additional means through the grant of awards to attract, motivate, retain, and reward selected employees, officers, directors, consultants, and advisors. Our board of directors or one or more committees appointed by our board of directors will administer the Plan. The Plan may authorize stock options, stock appreciation rights, restricted stock, stock bonuses or other forms of awards granted or denominated in AIR Common Stock or AIR OP Common Units, as well as cash incentive awards (which is further described in this information statement under the heading “AIR 2020 Stock Award and Incentive Plan”).

Code of Business Conduct and Ethics

Prior to the Separation, we intend to adopt a Code of Business Conduct and Ethics, effective as of the time of our listing on the NYSE. The Code of Business Conduct and Ethics will be posted on our website (             ) and is also available in print to stockholders, upon written request to our corporate secretary. If, in the future, we amend, modify or waive a provision in the Code of Business Conduct and Ethics, rather than filing a Current Report on Form 8-K, we intends to satisfy any applicable disclosure requirement under Item 5.05 of Form 8-K by posting such information on our website (            ), as necessary.

Corporate Governance Guidelines and Director Stock Ownership

Prior to the Separation, we intend to adopt a Corporate Governance Guidelines, effective as of the time of our listing on the NYSE. These guidelines will be available on our website (             ) and are also available in print to stockholders, upon written request to our corporate secretary. In general, the Corporate Governance Guidelines address director qualification standards, director responsibilities, the role of the lead independent director, director access to management and independent advisors, director compensation, director orientation and continuing education, the role of the board of directors in planning management succession, stock ownership guidelines and retention requirements, and an annual performance evaluation of the board of directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We expect to adopt an executive compensation program (the “Compensation Program”) to reward performance and governance practices in connection with the Compensation Program. AIR will be a pay-for-performance organization. AIR is expected to start by setting target total compensation near the median of target total compensation for AIR’s peers as identified below, both as a measure of fairness and also to provide an economic incentive to remain with AIR. Actual compensation is expected to vary from target compensation based on AIR’s results. Each officer’s annual cash incentive compensation, “short-term incentive” or STI, will be based in part on AIR’s performance against corporate, rather than personal, goals. The more senior the officer, the greater the percentage of his or her STI that will be based on Aimco’s performance against its corporate goals. AIR’s longer term compensation, “long-term incentive” or LTI, follows a similar tiered structure. Each officer’s LTI will be based in part on AIR’s “total shareholder return” or TSR, relative to its peers, with executive officers having a greater share of their LTI based on relative TSR. In the case of Mr. Considine, his entire LTI award is expected to be “at risk” based on AIR’s relative TSR. LTI will be measured and vest over time, typically a period of four years, so that officers bear longer term exposure to the decisions they make.

To reinforce alignment of stockholder and management interests, AIR will also have stock ownership guidelines that require substantial equity holdings by executive officers, as described further below.

Introduction

As discussed above, AIR is currently part of Aimco and not an independent company, and its Compensation and Human Resources Committee has not yet been formed. This Compensation Discussion and Analysis describes the historical compensation practices of AIR Predecessor and outlines certain aspects of AIR’s anticipated compensation structure for its executive officers following the Separation. After the Separation, AIR’s executive compensation programs, policies, and practices for its executive officers will be subject to the review and approval of AIR’s Compensation and Human Resources Committee.

The individuals who have been selected prior to             , 2020 to serve as AIR’s executive officers are listed below.

1.

Terry Considine is expected to serve as AIR’s Chief Executive Officer and as a director on AIR’s board of directors commencing upon the Separation. Mr. Considine will continue to hold his current role of Chairman, President and Chief Executive Officer of AIR Predecessor until the Separation.

2.

Paul Beldin is expected to serve as Executive Vice President and Chief Financial Officer of AIR commencing upon the Separation. Mr. Beldin will continue to hold his current role of Executive Vice President and Chief Financial Officer of AIR Predecessor until the Separation.

3.

Lisa Cohn is expected to serve as President and General Counsel of AIR commencing upon the Separation. Ms. Cohn will continue to hold her current role of Executive Vice President, General Counsel and Secretary of AIR Predecessor until the Separation.

4.

Keith Kimmel is expected to serve as AIR’s President, Property Operations, commencing upon the Separation. Mr. Kimmel will continue to hold his current role of Executive Vice President of Property Operations of AIR Predecessor until the Separation.

5.

Conor Wagner is expected to serve as AIR’s Senior Vice President and Chief Investment Officer, commencing upon the Separation. Mr. Wagner will continue to hold his current role of Vice President, Finance at AIR Predecessor until the Separation.

Of this group of executive officers, Messrs. Considine, Beldin and Kimmel and Ms. Cohn were “named executive officers” (a term that refers to the group of executive officers including the principal executive officer, principal financial officer and three other most highly compensated executive officers, “NEOs”) of AIR Predecessor in 2019. In 2020, Mr. Wagner will be a named executive officer of AIR by virtue of his status as one of the three most highly compensated officers with AIR.

Summary of Executive Compensation Program and Governance Practices

Below we summarize certain executive compensation programs and governance practices in 2019, including practices AIR Predecessor implemented to drive performance and practices AIR Predecessor avoided because we believe they would not serve AIR Predecessor’s stockholders’ long-term interests.

What AIR Predecessor Does

Pays for performance. A significant portion of executive pay is not guaranteed, but rather is at risk and tied to key financial and value creation metrics that are set in advance and disclosed to stockholders. All of the incentive compensation (both STI and LTI) for Mr. Considine is subject to the achievement of various performance objectives. For the other NEOs, all STI compensation, and two-thirds of target LTI compensation, is subject to the achievement of various performance objectives.

Balances short-term and long-term incentives. The incentive programs provide a balance of annual and longer-term incentives, with LTI compensation vesting over multiple years comprising a substantial percentage of target total compensation.

Uses multiple performance metrics. These mitigate the risk of the undue influence of a single metric by utilizing multiple performance measures. Such measures differ for STI and LTI.

Caps award payouts. Amounts or shares that can be earned under the STI plan and LTI plan are capped.

Uses market-based approach for determining NEO target pay. Target total compensation for NEOs is set near the median for peer comparators. The Committee reviews the peer comparator group annually.

Maintains stock ownership guidelines and holding periods after vesting until ownership guidelines are met. The Company has the following minimum stock ownership requirements: CEO – lesser of five times base salary or 150,000 shares; CFO – lesser of five times base salary or 75,000 shares; and other executive officers – lesser of four times base salary or 25,000 shares. All NEOs met these requirements as of January 28, 2020.

Includes double-trigger change in control provisions. Equity awards include “double trigger” provisions requiring both a change in control and a subsequent termination of employment (other than for cause) for accelerated vesting to occur.

Uses an independent compensation consulting firm. The Company engages an independent compensation consulting firm that specializes in the REIT industry. The Committee engages a separate independent compensation consultant.

Maintains a clawback policy. In the event of a financial restatement resulting from misconduct by an executive, the clawback policy allows the Company to recoup incentive compensation paid to the executive based on the misstated financial information. The policy covers all forms of bonus, incentive and equity compensation.

Conducts a risk assessment. The Committee annually conducts a compensation risk assessment to determine whether the compensation policies and practices, or components thereof, create risks that are reasonably likely to have a material adverse effect on the Company.

Acts through an independent Compensation Committee (the “Committee”). The Committee consists entirely of independent directors.

What AIR Predecessor Does Not Do

Guarantee salary increases, bonuses or equity grants. The Company does not guarantee annual salary increases or bonuses. The Company makes no guaranteed commitments to grant equity-based awards.

Provide excise tax gross-up payments. The Company will not enter into contractual arrangements that include excise tax gross-up payments.

Reprice options. The Company has never repriced the per-share exercise price of any outstanding stock options. Repricing of stock options is not permitted under the Company’s Second Amended and Restated 2015 Stock Award and Incentive Plan (the “2015 Plan”) without first obtaining approval from the stockholders of the Company.

Pay dividends or dividend equivalents on unearned performance shares. Performance share award agreements provide for the payment of dividends only if and after the shares are earned. Dividends accrue during the performance period and are paid once shares are earned.

Provide more than minimal personal benefits. The Company does not provide executives with more than minimal perquisites, such as reserved parking spaces.

What We Pay and Why: Components of Executive Compensation

AIR Predecessor’s executive compensation philosophy to provide pay for performance and stockholder alignment underlies its 2019 compensation structure. We expect that this philosophy will initially guide AIR’s executive compensation structure following the separation. Total compensation for AIR Predecessor’s executive officers is comprised of the following components:

Compensation Component	Form	Purpose
Base Salary	Cash	Provide a salary that is competitive with market.

STI	Cash	Reward executive for achieving short-term business objectives.

LTI	Restricted stock, Long-Term Incentive Plan units, and/or stock options, subject to performance and/or time vesting, typically over four years.	Align executive’s compensation with stockholder objectives and provide an incentive to take a longer-term view of AIR Predecessor’s performance.

LTI compensation directly ties the interests of executives to the interests of our stockholders, and comprises a substantial proportion of compensation for AIR Predecessor’s NEOs, as follows:

CEO 2019 Target Pay Mix	Other NEOs 2019 Target Pay Mix

CEO Pay Overview

The Committee determined the compensation for Mr. Considine. In setting Mr. Considine’s target total compensation for 2019, the Committee considered, among other things, the peer group compensation data as discussed below and Mr. Considine’s expertise and experience. The Committee devised a compensation plan for Mr. Considine that resulted in approximately 10% base salary, 26% based on AIR Predecessor’s performance against its 2019 corporate goals, and 64% based on relative TSR, making more of Mr. Considine’s target compensation tied to TSR than any of his peers. Mr. Considine’s target compensation mix is illustrated as follows:

How the Committee determined the amount of target total compensation for executive officers in 2019

In addition to reviewing the performance of, and determining the compensation for, the CEO, the Committee also reviewed the decisions made by the CEO as to the compensation of AIR Predecessor’s other executive officers. Base salary, target STI, and target LTI are generally set near the median base salary, target STI, and target LTI for peer comparators.

How peer comparators are identified

AIR Predecessor considers enterprise GAV, as reported by Green Street Advisors, to be an imprecise, but reasonable representation of the complexity of a real estate business and of the responsibilities of its leaders. In addition to GAV, AIR Predecessor also reviews other factors, including gross revenues, number of properties, and number of employees, to determine if these factors provide any additional insight into the work and requirements of its leaders. Based on this analysis, AIR Predecessor included as “peers” for 2019 compensation the following 20 real estate companies:

Peer Group

American Homes 4 Rent	Kilroy Realty Corp.
Alexandria Real Estate Equities, Inc.	Kimco Realty
Brixmor Property Group, Inc.	Liberty Property Trust
Camden Property Trust	Macerich Company
Douglas Emmett, Inc.	Mid-America Apartment Communities, Inc.
Duke Realty Corp.	Regency Centers Corp.
Equity LifeStyle Properties	SL Green Realty Corp.
Extra Space Storage, Inc.	Sun Communities, Inc.
Federal Realty Investment Trust	Taubman Centers, Inc.
HCP, Inc.	UDR, Inc.

At the time 2019 compensation targets were established, approximately half of these real estate companies had a larger GAV, and approximately half of these real estate companies had a smaller GAV, than does AIR Predecessor. Due to changes in GAV for AIR Predecessor and its peers during 2018, American Homes 4 Rent, Equity LifeStyle Properties, HCP, Inc., and SL Green Realty Corp. were added to the peer group for 2019 in replacement of DDR Corp., Healthcare Trust of America, Inc., Host Hotels & Resorts, Inc., and Omega Healthcare Investors.

For Mr. Kimmel, whose position as Executive Vice President, Property Operations, does not have a good benchmark outside of the multifamily industry, AIR Predecessor used a multifamily peer group for benchmarking his 2019 compensation, consisting of the following six multifamily real estate companies: AvalonBay Communities, Inc., Camden Property Trust, Essex Property Trust, Equity Residential, Mid-America Apartment Communities, Inc., and UDR, Inc.

Risk analysis of AIR Predecessor’s compensation programs

The Committee considers risk-related matters when making decisions with respect to executive compensation and has determined that neither AIR Predecessor’s executive compensation program nor any of its non-executive compensation programs create risk-taking incentives that are reasonably likely to have a material adverse effect on the organization. AIR Predecessor’s compensation programs align management incentives with the long-term interests of the Company.

AIR Predecessor’s Compensation Program Discourages Excessive Risk-Taking

Limits on STI. The compensation of executive officers and other team members is not overly weighted toward STI. Moreover, STI is capped.

Use of LTI. LTI is included in target total compensation for all but a couple of officers and typically vests over a period of four years. The vesting period encourages officers to focus on sustaining AIR Predecessor’s long-term performance. Executive officers with more responsibility for strategic and operating decisions have a greater percentage of their target total compensation allocated to LTI. LTI is capped at two times target, or 200%, for the CEO, and 1.67 times target, or 167%, for the other NEOs.

AIR Predecessor’s Compensation Program Discourages Excessive Risk-Taking

Stock ownership guidelines and required holding periods after vesting. AIR Predecessor’s stock ownership guidelines require all executive officers to hold a specified amount of AIR Predecessor equity. Any executive officer who has not yet satisfied the stock ownership requirements for his or her position must retain LTI after its vesting until stock ownership requirements are met. These policies ensure each executive officer has a substantial amount of personal wealth tied to long-term holdings in AIR Predecessor stock.

Shared performance metrics across the organization. A portion of STI for all officers and corporate team members is based upon AIR Predecessor’s performance against its publicly communicated corporate goals, which are core to the long-term strategy of AIR Predecessor’s business and are reviewed and approved by the Committee. One hundred percent of Mr. Considine’s STI, and 75% of the STI for the other NEOs, is based upon AIR Predecessor’s performance against its corporate goals. In addition, having shared performance metrics across the organization reinforces AIR Predecessor’s focus on a collegial and collaborative team environment.

LTI based on TSR. A portion of LTI for all officers is based on relative TSR. In general, the more senior level the officer, the greater the percentage of LTI that is based on relative TSR rather than time-vesting. One hundred percent of Mr. Considine’s LTI, and a substantial proportion of the LTI for the other NEOs, is based on relative TSR.

Multiple performance metrics. AIR Predecessor had six corporate goals for 2019. In addition, through AIR Predecessor’s performance management program, Managing Aimco Performance, or MAP, which sets and monitors performance objectives for every team member, each team member has several different individual performance goals that are set at the beginning of the year and approved by management. Each of the NEOs had an average of six individual goals for 2019. Having multiple performance metrics inherently reduces excessive or unnecessary risk-taking, as incentive compensation is spread among a number of metrics rather than concentrated in a few.

PRINCIPAL ELEMENTS OF AIR PREDECESSOR EXECUTIVE COMPENSATION PROGRAM

Base Salaries

To attract and retain talented and qualified executives, AIR Predecessor provided competitive base salaries, which AIR Predecessor targeted at the market median. Each year the Committee of AIR Predecessor reviewed the recommendations of the Chief Executive Officer for base salary adjustments for AIR Predecessor executives relative to peer market data for similar roles. The Chief Executive Officer had no involvement in the Committee’s determination of his own base salary. AIR anticipates following a similar methodology in setting base salaries.

2019 Base Salaries for AIR Named Executive Officers

For 2019, Mr. Considine’s base compensation was $700,000, unchanged from the previous two years, and well below the median for CEOs of his experience, expertise and tenure in AIR Predecessor’s peer group. For 2019, base compensation for all other NEOs was $450,000, unchanged from 2018, near the median base compensation paid by peer comparators for similar positions.

Short-Term Incentive Compensation

AIR Predecessor’s Objectives

The Committee determined Mr. Considine’s STI by the extent to which AIR Predecessor met six designated corporate goals, which are described below and are referred to as AIR Predecessor’s Key Performance Indicators, or KPIs.

For the other NEOs of AIR Predecessor, calculation of STI was determined by two components: AIR Predecessor’s performance against the KPI; and each officer’s achievement of his or her individual MAP goals. For example, if an executive’s target STI was $400,000 and weighted 75% on KPIs, then 75% of that amount, or $300,000, varied based on KPI results and 25% of that amount, or $100,000, varied based on MAP results. As actual KPI results were 132.94% of target in 2019, then the executive would receive 132.94% of $300,000 ($398,820) for the KPI portion of his STI, and if MAP results were 100%, such hypothetical executive would receive 100% of the $100,000, for a total STI payment of $498,820.

AIR Predecessor’s KPIs reflect AIR Predecessor’s five areas of strategic focus (operations, redevelopment and development, portfolio management/capital allocation, balance sheet, and team). Stated differently, AIR Predecessor compensates its leadership on executing exactly the same business strategy communicated to stockholders and analysts. Specifically, AIR Predecessor’s KPIs consisted of the following five corporate goals that were reviewed with, and approved by, the Committee, each weighted as described:

1.	Operations (35% of KPI)

2.	Redevelopment and Portfolio Management/Capital Allocation (10% of KPI)

3.	Balance Sheet (10% of KPI)

4.	Team (10% of KPI)

5.	Financial Results (35% of KPI)

These goals aligned executive officers with the publicly communicated, long-term goals of the Company without encouraging them to take unnecessary and excessive risks. Threshold performance paid out at 50%; target performance paid out at 100%; and maximum performance paid out at 200%.

Performance below threshold resulted in no payout. For some goals, where performance was between threshold and target or between target and maximum, the amount of the payout was interpolated.

The following is a tabular presentation of the performance criteria and results for 2019, explained in detail in the paragraphs that follow:

Performance Measures	Goal Weighting	Threshold 50%	Target 100%	Maximum 200%	Actual	Payout
Operations	35%
2019 Same Store NOI Achievement	35%	3%<Budget	Budget	3%>Budget	0.50% > Budget	40.83%
Property Operations Subtotal:						40.83%
Redevelopment and Portfolio Management/Capital Allocation	10%
Redevelopment Investment and Returns, and Transactions That Improve AIR Predecessor’s Portfolio Quality	10%	—	Based on, for redevelopment, estimated value creation for the project, and completion of projects on time and on budget and rental rates compared to underwriting, and for transactions, Free Cash Flow internal rates of return.	—	Invested $230M in redevelopment and development projects in 2019. On track with major projects in Boulder, Miami Beach, and Redwood City. Delivered 335 new or fully renovated homes. Achieved rental rates in line with or ahead of underwriting. Reallocated capital from slower-growth markets to higher-growth markets. Acquired three properties that together have an expected 9% weighted average Free Cash Flow internal rate of return, approximately 300 bps better than expected from properties being sold, or to be sold, in paired trades to fund the acquisitions.	13.60%
Redevelopment and Portfolio Management Subtotal:						13.60%
Balance Sheet	10%
Leverage Ratios and Balance Sheet Activities Adding Financial Flexibility	10%	—	Based on Ratio of Proportionate Debt and Preferred Equity to Adjusted EBITDAre, and balance sheet activities that add financial flexibility.	—	Ratio of Proportionate Debt and Preferred Equity to Adjusted EBITDAre for 2019 was 7.6x. At year end: AIR Predecessor held cash and restricted cash of $177M and had the capability to borrow up to $518M under its revolving credit facility; and held unencumbered communities with an estimated fair value of approximately $2.4B.	7.50%
Balance Sheet Subtotal:						7.50%
Team	10%
Team Member Engagement Scores	5%	4.00	4.20	4.75	4.35	6.36%
On-Site Team Engagement, Retention and Efficiency	5%	—	Based on on-site team engagement scores, team member retention ratios and efficiency gains.	—	On-site team member engagement for 2019 was a record 4.45 out of 5. Reduced on-site voluntary turnover by 27% and on-site overall turnover by 21%. Made further efficiency gains.	9.00%
Team and Culture Subtotal:						15.36%
Financial Results	35%
AFFO Per Share	35%	$2.07	$2.17	$2.27	$2.231	55.65%
Financial Results Subtotal:						55.65%
Total	100%					132.94%

(1)

Full year AFFO as reported in AIR Predecessor’s Fourth Quarter 2019 Earnings Release dated January 30, 2020, was $2.20 per share, or $0.03 lower. There are a very limited number of items (such as non-recurring income and capital replacement spending in excess of budget) that are unusual, infrequent, or otherwise deemed by management and the Committee to be appropriate to exclude from the calculation of AFFO for purposes of AIR Predecessor’s compensation plan, in order to ensure that thoughtful business decisions are not influenced by compensation implications. The additions and subtractions to reported AFFO are reviewed and approved by the Committee. For 2019, this process resulted in a net upward adjustment of $0.03 to reported AFFO. In the past five years, such adjustments have been upward four times and downward one time.

For all numeric goals, the target performance metrics were AIR Predecessor’s 2019 budget goals. AIR Predecessor has a rigorous budgeting process that includes an evaluation of prior performance, market data, and peer performance. AIR Predecessor’s budget strategy is to set ambitious, achievable goals. AIR Predecessor’s 2019 performance – which included peer-leading Same Store revenue growth of 3.8%, NOI growth of 4.3%, and peer-leading NOI margin of 73.7% – is a reflection of AIR Predecessor’s effective and successful budgeting strategy.

An explanation of the objective of each goal and performance levels and payouts for each goal is set forth below.

Same Store NOI Achievement (35% of KPI). The primary objective of this goal was to fulfill AIR Predecessor’s strategic objective of driving rent growth based on high levels of resident retention, through superior customer selection and satisfaction, coupled with disciplined innovation resulting in sustained cost control, to maximize NOI margins. For 2019, the range for the Same Store NOI achievement goal was as follows: “Threshold” equated to achievement of three percent unfavorable to 2019 budgeted Same Store NOI; “Target” equated to achievement of 2019 budgeted Same Store NOI; and “Maximum” equated to three percent favorable to 2019 budgeted Same Store NOI. AIR Predecessor’s Same Store NOI achievement for 2019 was 0.50% favorable to budgeted Same Store NOI. This resulted in a payout on the Same Store NOI achievement goal of 40.83% for each of the NEOs.

Redevelopment Investment and Returns, and Transactions That Improve AIR Predecessor’s Portfolio Quality (10% of KPI). The primary objective of this goal was to fulfill AIR Predecessor’s strategic objectives for redevelopment and portfolio management/capital allocation, two of AIR Predecessor’s five areas of strategic focus. Large and/or complex redevelopment and development projects provided increased weighting toward the total goal weighting of 10%, with smaller scale projects provided lower weighting toward the total goal weighting. Achievement for each project was determined with reference to the 2019 budgeted investment and scope for the project, and was based on the extent to which the project work was completed on time and within budget, as well as whether expected returns on investment were achieved. For 2019, AIR Predecessor invested $230 million in redevelopment and development projects, up 30% from 2018, and was on track with its major projects in Boulder, Colorado, Miami Beach, Florida, and Redwood City, California. AIR Predecessor delivered 335 new or fully renovated homes. AIR Predecessor achieved rental rates in line with or ahead of underwriting. Additionally, AIR Predecessor reallocated capital from slower-growth markets such as Chicago and reinvested the proceeds in higher-growth markets such as Miami, Denver, and Boston. AIR Predecessor acquired three properties: One Ardmore in Ardmore, Pennsylvania; Prism (50 Rogers), under construction in Cambridge, Massachusetts; and 1001 Brickell Bay Drive in Miami, Florida. Together, these acquisitions have an expected 9% weighted average Free Cash Flow internal rate of return, approximately 300 basis points better than expected from the properties being sold, or to be sold, in paired trades to fund the acquisitions. This resulted in a payout of 13.60% for each of the NEOs.

Leverage Ratios and Other Balance Sheet Activities Adding Financial Flexibility (10% of KPI). The primary objective of this goal was to fulfill AIR Predecessor’s strategic objective of utilizing safe property debt that is low-cost, long-dated, amortizing, and non-recourse, limiting entity and refunding risk while maintaining asset flexibility. Achievement was based on the ratio of Proportionate Debt and Preferred Equity to Adjusted EBITDAre and balance sheet activities that added financial flexibility. AIR Predecessor’s ratio of Proportionate

Debt and Preferred Equity to Adjusted EBITDAre for 2019 was 7.6x. At December 31, 2019, AIR Predecessor held cash and restricted cash of $177 million and had the capability to borrow up to $518 million under its revolving credit facility, after consideration of $7 million of letters of credit backed by the facility. At December 31, 2019, AIR Predecessor held communities that are not encumbered by debt with an estimated fair market value of approximately $2.4 billion. This resulted in a payout on the balance sheet goal of 7.50% for each of the NEOs.

Team Member Engagement Scores (5% of KPI). The primary objective of this goal was to fulfill AIR Predecessor’s strategic objective of producing a strong, stable team that is the enduring foundation of AIR Predecessor success. Every team member is surveyed via a third-party, confidential survey on his or her annual anniversary of employment. The team member engagement score consists of the average of the responses to the questions that comprise the engagement index, on a scale of 1 to 5, for all team members who complete the survey during the year. For 2019 compensation, the range for team member engagement scores was as follows: “Threshold” equated to 4.00; “Target” equated to 4.20; and “Maximum” equated to 4.75. For 2019, AIR Predecessor’s team member engagement score was 4.35, resulting in a payout of 6.36% for each of the NEOs.

On-Site Team Engagement, Retention, and Efficiency (5% of KPI). The primary objective of this goal was to maintain a highly engaged, stable workforce at our communities, enhanced by innovations in efficiency, all of which further AIR Predecessor’s strategic objective of maximizing NOI margins. Achievement was based on on-site team engagement scores, team member retention ratios, and efficiency gains. AIR Predecessor’s on-site team member engagement score was a record 4.45 out of 5. AIR Predecessor reduced on-site voluntary turnover by 27% and on-site overall turnover by 21%, each as compared to 2018. This resulted in a payout on the on-site engagement, retention, and efficiency goal of 9.00% for each of the NEOs.

AFFO Per Share (35% of KPI). The primary objective of the AFFO goal was to increase AIR Predecessor’s current period financial result. Nareit FFO is a commonly used measure of REIT performance, which the National Association of Real Estate Investment Trusts (“Nareit”) defines as net income computed in accordance with GAAP, excluding: depreciation and amortization related to real estate; gains and losses from sales or impairment of depreciable assets and land used in the primary business of the REIT; and income taxes directly associated with a gain or loss on sale of real estate; and including AIR Predecessor’s share of Nareit FFO of unconsolidated partnerships and joint ventures. AIR Predecessor computes Nareit FFO in accordance with the guidance set forth by Nareit. Pro forma FFO represents Nareit FFO as defined above, excluding certain amounts that are unique or occur infrequently. AFFO represents Pro forma FFO reduced by capital replacements and is AIR Predecessor’s primary measure of current period performance.

For 2019 compensation, the range for the AFFO goal was set as follows: “Threshold” equated to $2.07 per share; “Target” equated to $2.17 per share; and “Maximum” equated to $2.27 per share. AIR Predecessor’s AFFO was $2.23 per share. This resulted in a payout on the AFFO per share goal of 55.65% for each of the NEOs.

Due to AIR Predecessor’s achievement of certain goals and outperformance on others, AIR Predecessor’s overall KPI performance was 132.94%. Accordingly, each executive officer was awarded 132.94% of the portion of his or her target STI attributable to KPI.

Various of the key financial indicators we use in managing our business and in evaluating our financial condition and operating performance are non-GAAP measures. Key non-GAAP measures we use are defined, described and, where appropriate, reconciled to the most comparable financial measures computed in accordance with GAAP under the Non-GAAP Measures heading within Part II, Item 7 in our Annual Report on Form 10-K for the year ended December 31, 2019.

Long-Term Incentive Compensation Awards for 2019

Under the 2019 LTI program, three forms of LTI were granted to NEOs on January 29, 2019, including: (1) performance-based long-term incentive units in our operating partnership (“LTIP Units”), which were granted only to Mr. Considine, representing 100% of his 2019 LTI award; (2) performance-based restricted stock, which was granted to Messrs. Beldin and Kimmel and Ms. Cohn, representing two-thirds of their 2019 LTI awards; and (3) time-based restricted stock, which was granted to Messrs. Beldin and Kimmel and Ms. Cohn, representing one-third of their 2019 LTI awards, with 25% of the grants vesting on each anniversary of the grant date. AIR Predecessor refers to the performance-based LTIP Units and the performance-based restricted stock as “performance-based LTI awards,” because the number of such LTIP Units and the amount of restricted stock that vests, if any, is determined based on AIR Predecessor’s relative TSR performance during a forward looking, three-year performance period, as described in detail below. In 2019, Mr. Considine’s LTI Equity mix was 100% performance-based, based entirely on relative TSR, and 2/3 performance-based and 1/3 time-based the for the other NEOs.

The amount of performance-based LTI awards granted in 2019 that may vest are determined in accordance with the following TSR performance metrics:

Metric and Performance Level(1) (relative performance stated as basis points above or below index performance)(2)
	Threshold	Target	Maximum
Relative to NAREIT Apartment Index	-250 bps	+50 bps	+400 bps
Relative to MSCI US REIT Index	-350 bps	+50 bps	+500 bps

(1)	The relative metrics above reflect the metrics used for the awards made in 2019 for the three-year forward looking performance period ending on December 31, 2021.
(2)	If absolute TSR for the three-year forward looking performance period is negative, any portion of the LTI award achieved above target will not vest until absolute TSR is once again positive.

Such metrics apply to both the LTIP Units granted to Mr. Considine and the performance-based restricted stock granted to Messrs. Beldin and Kimmel and Ms. Cohn. The Committee set threshold performance to pay out at 50%; target performance to pay out at 100%; and maximum performance to pay out at 200%. Performance below threshold will result in no payout. If performance is between threshold and target or between target and maximum, the amount of the payout will be interpolated. Performance-based LTI awards vest 50% following the end of the three-year performance period (based on attainment of TSR targets), and 50% one year later, for a four-year plan from start to finish, illustrated below, subject to the grantee’s continued service to AIR Predecessor, and subject to a delay if absolute TSR for the three-year forward looking performance period is negative.

Mr. Considine’s LTIP Units are intended to constitute profits interests within the meaning of the Code. As described above, the number of Mr. Considine’s LTIP Units granted in 2019 that may vest is determined based on AIR Predecessor’s relative TSR performance over the course of a forward-looking, three-year performance period, with 50% of such number of LTIP Units generally vesting at the later of the time performance is determined or the third anniversary of the grant date and 50% vesting on the fourth anniversary of the grant date. Mr. Considine will be able to participate in the appreciation of value of AIR Predecessor that took place after his LTIP Units were granted, subject to their vesting. For the purpose of calculating the number of shares subject to Mr. Considine’s LTIP Units, the target dollar amount was divided by $12.03, which price was calculated by a third-party financial firm with particular expertise in the valuation of such LTIP Units. The LTIP Units have a conversion price of $49.24, which is the closing price of AIR Predecessor’s stock on the grant date and equal to the fair market value of AIR Predecessor’s Common Stock on the grant date. Additional details regarding the structure of LTIP Units can be found in the Fifth Amended and Restated Agreement of Limited Partnership of the Aimco Operating Partnership, dated as of July 29, 1994, as amended and restated as of April 8, 2019, and the Form of Performance Vesting LTIP II Unit Agreement, both of which are incorporated by reference into AIR Predecessor’s Annual Report on Form 10-K for the year ended December 31, 2019, as Exhibits 10.1 and 10.19, respectively.

For the purpose of calculating the number of shares of restricted stock to be granted to each of Messrs. Beldin and Kimmel and Ms. Cohn, the dollar amount allocated to restricted stock was divided by $48.18 per share, which was the average of the closing trading prices of AIR Predecessor’s Common Stock on the five trading days up to and including the grant date. The five-day average was used to mute the effect of any single day spikes or declines. Two-thirds of such shares were allocated to Messrs. Beldin and Kimmel and Ms. Cohn’s target amount of performance-based restricted stock and one-third were allocated to their time-based restricted stock award. The share award agreements to which the performance-based restricted shares were granted do not provide for the payment of dividends until the shares are earned. Dividends accrue during the performance period.

NEO Compensation for 2019

CEO Compensation. The Committee determined Mr. Considine’s STI for 2019 would be based entirely on AIR Predecessor’s performance against the six designated corporate goals. The Committee calculated Mr. Considine’s STI by multiplying his STI target of $1.75 million by 132.94%, which was the Committee’s payout determination having reviewed AIR Predecessor’s overall performance on the six corporate goals. The Committee granted Mr. Considine’s LTI in the form of LTIP Units on January 29, 2019, for the three-year performance period from January 1, 2019, through December 31, 2021; the LTI grant is entirely at risk, based on relative returns over the performance period. Mr. Considine’s 2019 target compensation and incentive compensation is summarized as follows:

		Target Total Incentive		2019 Incentive Compensation
		Compensation		STI	LTI
Target Total Compensation ($)	Paid Base ($)	STI ($)	LTI ($)	($)(1)	Time-Based Equity ($)	Performance- Based Equity – Profits Interest LTIP Units ($)(2)
6,725,000	700,000	1,750,000	4,275,000	2,326,450	—	4,275,000

(1)	Amount shown reflects the amount of 2019 STI paid to Mr. Considine.
(2)

Amount shown reflects a 100% payout that would result from achieving “target” performance. Actual payout may range from 0% to 200% of this amount depending on performance results over the forward looking, three-year performance period ending December 31, 2021. The number of LTIP Units that are earned, if any, will vest with respect to 50% following the end of the three-year performance period and 50% one year later, for a four-year vesting period.

Other NEO Compensation. As noted above, for Messrs. Beldin and Kimmel and Ms. Cohn, an allocation of the target STI was made as follows: 75% of the target STI was calculated based on AIR Predecessor’s performance against KPI and 25% of the target STI was calculated based on each executive’s achievement of his or her individual MAP goals. As noted above, AIR Predecessor’s KPI performance was 132.94%. Accordingly, each was awarded 132.94% of the portion of his or her STI attributable to KPI (i.e., 75% of the target STI amount shown below).

In determining the MAP achievement component of 2019 STI, Mr. Considine determined that: Mr. Beldin’s MAP achievement would be paid at 100% of target for his contributions to finance and accounting and to AIR Predecessor’s balance sheet; Ms. Cohn’s MAP achievement would be paid at 100% for her leadership over legal matters, insurance, risk management, property dispositions, west transactions, asset quality and service, and human resources; and Mr. Kimmel’s MAP achievement would be paid at 160% for his contributions to AIR Predecessor’s operating results, including peer-leading Same Store revenue growth and NOI margin and strong results in customer satisfaction and retention. The Committee reviewed Mr. Considine’s determinations. As described in detail beginning on page 171, LTI for the other NEOs was granted on January 29, 2019, in the form of restricted stock. Target compensation and incentive compensation for 2019 for the other NEOs is summarized as follows:

					2019 Incentive Compensation ($)
			Target Total Incentive Compensation		STI	LTI
	Target Total Compensation ($)	Paid Base ($)	STI ($)	LTI ($)	($)(1)	Equity - Restricted Stock ($)(2)	Equity - Restricted Stock ($)(3)
Mr. Beldin	1,070,000	450,000	250,000	370,000	311,763	123,333	246,667
Ms. Cohn	2,100,000	450,000	550,000	1,100,000	685,878	366,667	733,333
Mr. Kimmel	1,600,000	450,000	425,000	725,000	593,746	241,667	483,333

(1)	Amounts shown reflect the 2019 STI paid to each of Messrs. Beldin, Kimmel, and Ms. Cohn.
(2)	Comprises one-third of the LTI target, vesting ratably over four years, and is for the purpose of attracting and retaining key talent integral to the success of AIR Predecessor.
(3)

Comprises two-thirds of the LTI target. Amounts shown reflect a 100% payout of the performance-based shares resulting from achieving “target” performance. Actual payouts will be in a range of 0% to 200% of these amounts, depending on performance results for the three-year performance period from January 1, 2019, through December 31, 2021.

Determination Regarding 2017 Performance Share Awards. As part of the 2017 LTI program, AIR Predecessor granted performance-share awards that might be earned based on relative TSR as compared to the NAREIT Apartment Index (60% weighting) and the REIT Index (40% weighting) over a three-year performance period ending on December 31, 2019, with awards vesting 50% following the end of the three-year performance period (based on attainment of TSR targets) and 50% one year later, for a four-year plan from start to finish. On January 27, 2020, the Committee determined that AIR Predecessor’s three-year TSR was 1,000 basis points lower than the NAREIT Apartment Index and 410 basis points higher than the REIT Index for the three-year performance period ending on December 31, 2019, resulting in the number of shares being earned at 72% of target. Accordingly, for the NEOs, 50% of the earned shares vested on January 31, 2020, and the remaining 50% of the earned shares will vest on January 31, 2021.

The chart below summarizes the results for the 2017, 2016, and 2015 performance share awards, and provides performance as of December 31, 2019, for the “in progress” 2019 and 2018 and performance share awards.

Long-Term Incentive Plan Award Status
Three-Year Performance Period	2015	2016	2017	2018	2019	2020	2021	Status	CEO % Payout(1)	Other NEOs(2)
2019—2021					33% Completed			Tracking Between Threshold and Target	26%(3)	51%(3)
2018—2020				67% Completed				Tracking Between Threshold and Target	80%(3)	87%(3)
2017—2019			100% Completed					Payout Achieved Between Threshold and Target	72%	81%
2016—2018		100% Completed						Maximum Payout Achieved	200%(4)	167%(4)
2015—2017	100% Completed							Maximum Payout Achieved	200%(5)	167%(5)

(1)	100% of the LTI award for the CEO is performance-based, or at risk, based entirely on relative TSR.
(2)

Two-thirds of the LTI awards for the other NEOs are performance-based, or at risk, based on relative TSR, and the remaining one-third of the LTI awards are for the purpose of retention, or time-based. Payouts shown include the time-based portion of the awards.

(3)	Amounts reflect performance of “in progress” awards as of December 31, 2019.
(4)

AIR Predecessor’s relative TSR result for 2016 LTI was 406%, exceeding the plan’s maximum performance level of 200%. Thus, the LTI payout for the CEO, whose LTI is based entirely on relative TSR, was capped at 200%, and the LTI payout for the other NEOs, incorporating the one-third portion of the award that is time-based, was capped at 167%.

(5)

AIR Predecessor’s relative TSR result for 2015 LTI was 289%, exceeding the plan’s maximum performance level of 200%. Thus, the LTI payout for the CEO, whose LTI is based entirely on relative TSR, was capped at 200%, and the LTI payout for the other NEOs, incorporating the one-third portion of the award that is time-based, was capped at 167%.

Post-Employment Compensation and Employment and Severance Arrangements

401(k) Plan

AIR Predecessor provides a 401(k) plan that is offered to all AIR Predecessor team members. In 2019, AIR Predecessor matched 25% of participant contributions to the extent of the first 4% of the participant’s eligible compensation. For 2019, the maximum match by AIR Predecessor was $2,800, which was the amount that AIR Predecessor matched for each of Messrs. Considine, Beldin and Kimmel, and Ms. Cohn’s 2019 401(k) contributions. AIR Predecessor provided an additional discretionary match in the amount of $1,200 to all team members in 2020 for AIR Predecessor’s achievement of greater than 125% on its 2019 corporate goals. AIR Predecessor’s prior year discretionary match was $1,000.

Other than the 401(k) plan, AIR Predecessor does not provide post-employment benefits. AIR Predecessor does not have a pension plan, a supplemental executive retirement plan or any other similar arrangements.

Executive Employment Arrangements

Replacement of Legacy Employment Agreement. On December 29, 2008, AIR OP entered into an employment agreement with Mr. Considine (the “2008 Employment Agreement”). On December 21, 2017, AIR OP entered into an employment agreement with Mr. Considine (the “2017 Employment Agreement”) to replace the 2008 Employment Agreement. The 2017 Employment Agreement was entered into to reflect current practice and update the terms of Mr. Considine’s employment with the Company. In connection with the execution of the 2017 Employment Agreement, Mr. Considine did not receive any additional equity awards or signing bonus. The Committee evaluated the terms of the 2017 Employment Agreement in comparison to those of the CEOs of AIR Predecessor’s peers and other comparable companies.

2017 Employment Agreement. The 2017 Employment Agreement was for a two-year term. On December 19, 2019, the Committee extended the term of the 2017 Employment Agreement for an additional two years, from January 1, 2020, through December 31, 2021. The remaining terms and conditions of the 2017 Employment Agreement are unchanged.

The 2017 Employment Agreement provides for a base salary of $700,000, subject to future increase. Mr. Considine also continues to be eligible to participate in the Company’s performance-based incentive compensation plan with a target annual short-term incentive award opportunity of not less than $1.4 million (the “Target STI”), and a target long-term incentive award opportunity of not less than $4.025 million, both subject to future increase.

Pursuant to the 2017 Employment Agreement, upon termination of Mr. Considine’s employment by AIR Predecessor without cause, by Mr. Considine for good reason, or upon a termination for reason of disability, Mr. Considine is generally entitled to: (a) a lump sum cash payment equal to the sum of (i) three times the sum of his base salary at the time of termination, and (ii) the Target STI; (b) any short-term incentive bonus earned but unpaid for a prior fiscal year (the “Prior Year STI”); (c) a pro rata portion of the short-term incentive bonus he would have earned for the year in which the termination occurs, based on the actual achievement of the applicable performance targets (the “Pro Rata STI”); and (d) immediate and full acceleration of any outstanding unvested equity awards, with all outstanding stock options (including options previously vested) remaining exercisable until the expiration of the applicable option term. In the event of Mr. Considine’s retirement, Mr. Considine will be entitled to: (a) the Prior Year STI; (b) the Pro Rata STI; and (c) accelerated vesting of outstanding and unvested equity awards, if any, that vest solely on a time basis and continued vesting of all outstanding unvested equity awards that vest based on the achievement of performance targets according to actual achievement of the applicable performance targets. If Mr. Considine’s employment is terminated due to his death, Mr. Considine’s estate will receive payment of any earned but unpaid base salary and vested accrued benefits, the Prior Year STI, and the Pro Rata STI, and all outstanding equity awards will become immediately and fully vested and be treated in accordance with the terms of the applicable award agreement.

Under the 2017 Employment Agreement, Mr. Considine is not entitled to any additional or special payments upon the occurrence of a change in control.

In the event payments to Mr. Considine are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the payments will be either (a) delivered in full, or (b) delivered as to such lesser extent that would result in no portion of such payments being subject to the excise tax, whichever results in the receipt by Mr. Considine of the greater amount on an after-tax basis.

The 2017 Employment Agreement also contains customary confidentiality provisions, a limited mutual non-disparagement provision, and non-competition, non-solicitation and no-hire provisions.

None of Messrs. Beldin or Kimmel or Ms. Cohn has an employment agreement.

Executive Severance Arrangements

AIR Predecessor has an executive severance policy that provides that AIR Predecessor shall seek stockholder approval or ratification of any future severance agreement for any senior executive officer that provides for benefits, such as lump-sum or future periodic cash payments or new equity awards, in an amount in excess of 2.99 times such executive officer’s base salary and bonus. Compensation and benefits earned through the termination date, the value of vesting or payment of any equity awards outstanding prior to the termination date, pro rata vesting of any other long-term awards, or benefits provided under plans, programs or arrangements that are applicable to one or more groups of employees in addition to senior executives are not subject to the policy. It has been AIR Predecessor’s longstanding practice not to provide excessive severance arrangements.

Executive Severance Policy. On February 22, 2018, the Committee adopted the Apartment Investment and Management Company Executive Severance Policy (the “Executive Severance Policy”). The Executive Severance Policy supersedes and replaces any employment agreement or other plan, policy or practice involving the payment of severance benefits to participants under the Executive Severance Policy. AIR Predecessor’s Executive Vice Presidents, as determined on the records of the Company and any other entities through which the operations of the Company are conducted, are eligible to participate in the Executive Severance Policy. Each of Messrs. Beldin and Kimmel and Ms. Cohn are participants under the Executive Severance Policy; however, the Chief Executive Officer, Mr. Considine, is not a participant under the Executive Severance Policy.

The Executive Severance Policy provides that if the Company terminates a participant’s employment without “Cause,” or if the participant terminates his or her employment for “Good Reason” (each as defined in the Executive Severance Policy), then the participant will be eligible to receive the following benefits:

•

a lump sum payment equal to the sum of (i) the annual base salary for the calendar year of the date of termination, and (ii) the average annual bonus paid to the participant in the most recent three years; and

•	18 months of continued health benefits coverage at the Company’s expense.

The vesting and exercise of any equity awards held by a participant on the date of termination will be determined in accordance with the applicable incentive plan and award agreement.

Pursuant to the terms of the Executive Severance Policy, if the Company terminates a participant’s employment without Cause, or if the participant terminates his or her employment for Good Reason, in either case, within the period commencing six months prior to and ending 12 months following a “Change in Control” (as defined in the Executive Severance Policy), then in lieu of the severance benefits described above the participant will be eligible to receive the following benefits:

•

a lump sum payment equal to two times the sum of (i) the annual base salary for the calendar year of the date of termination, and (ii) the average annual bonus paid to the Eligible Executive in the most recent three years;

•	18 months of continued health benefits coverage at the Company’s expense; and

•	100% accelerated vesting of any unvested equity awards then-held by the participant.

The Executive Severance Policy provides that if the employment of the participant is terminated by reason of the participant’s death or disability, then the participant will be eligible to receive a pro-rated bonus for the year of termination. In addition, the vesting and exercise of any equity awards held by the participant at the time of his or her death or disability will be determined in accordance with the applicable incentive plan and award agreement.

In the event that any payment or benefit payable to a participant under the Executive Severance Policy would result in the imposition of excise taxes under the “golden parachute” provisions of Section 280G of the Internal Revenue Code, then such payments and benefits will either be made and/or provided in full or will be reduced such that the excise tax under Section 280G is not applicable, whichever is least economically disadvantageous to the participant. The Executive Severance Policy does not provide for any excise tax or other tax “gross-up” payment.

All severance payments and benefits under the Executive Severance Policy are subject to applicable withholding obligations, the participant’s execution and non-revocation of a release of claims, and compliance with certain non-competition, non-disclosure and non-solicitation covenants set forth in a restrictive covenant agreement that is appropriate for the participant’s position.

The Executive Severance Policy will remain in effect, subject to amendment, until terminated by the board of directors. The board of directors may terminate or amend the Executive Severance Policy at any time, so long as at least 90 days’ prior notice is provided to any participant if the termination or amendment of the Executive Severance Policy would materially or adversely affect the rights of the participant.

Non-Competition and Non-Solicitation Agreements

Effective in January 2002 for Mr. Considine, and in connection with their employment and/or promotions by AIR Predecessor for Messrs. Beldin, and Kimmel and Ms. Cohn, AIR Predecessor entered into certain non-competition and non-solicitation agreements with each executive. Mr. Considine’s 2002 non-competition and non-solicitation agreement was replaced by his 2008 and 2017 Employment Agreements. Pursuant to these agreements, each of these NEOs agreed that during the term of his or her employment with the Company and for a period of two years following the termination of his or her employment, except in circumstances where there was a change in control of the Company, he or she would not (i) be employed by a competitor of the Company named on a schedule to the agreement, (ii) solicit other employees to leave the Company’s employment, or (iii) solicit customers of AIR Predecessor to terminate their relationship with the Company. The agreements further required that the NEOs protect AIR Predecessor’s trade secrets and confidential information. For Messrs. Beldin, and Kimmel, and Ms. Cohn, the agreements provide that in order to enforce the above-noted non-competition condition following the executive’s termination of employment by the Company without cause, each such executive will receive, for a period not to extend beyond the earlier of 24 months following such termination or the date of acceptance of employment with a non-competitor, (i) non-compete payments in an amount, if any, to be determined by the Company in its sole discretion and (ii) a monthly payment equal to two-thirds of such executive’s monthly base salary at the time of termination. For purposes of these agreements, “cause” is defined to mean, among other things, the executive’s (i) breach of the agreement, (ii) failure to perform required employment services, (iii) misappropriation of Company funds or property, (iv) conviction, plea of guilty, or plea of no contest to a crime involving fraud or moral turpitude, or (v) negligence, fraud, breach of fiduciary duty, misconduct or violation of law.

Equity Award Agreements

Double Trigger Vesting Upon Change in Control. The award agreements pursuant to which restricted stock, LTIP Unit and/or stock option awards have been granted to Messrs. Considine, Beldin, and Kimmel and Ms. Cohn, as applicable, provide that if (i) a change in control occurs and (ii) the executive’s employment with the Company is terminated either by the Company without cause or by the executive for good reason, in either case, within twelve months following the change in control, then (a) for time-based options and/or restricted stock, all outstanding shares of restricted stock and/or unvested stock options shall become immediately and fully vested and exercisable, and all vested options will remain exercisable for the remainder of the term of the option, and (b) for performance-based options, restricted stock and/or LTIP Unit awards, shares, unvested options and/or units will vest based on the higher of actual or target performance through the truncated performance period ending on the date of the change in control, and all vested options will remain exercisable for the remainder of the term of the option.

Accelerated Vesting Upon Termination of Employment Due to Death or Disability. Pursuant to the 2017 Employment Agreement, as set forth above, if Mr. Considine’s employment is terminated due to his death or disability, and all outstanding equity awards will become immediately and fully vested and be treated in accordance with the terms of the applicable award agreement. The award agreements pursuant to which restricted stock, LTIP Unit and/or stock option awards have been granted to Messrs. Considine, Beldin, and Kimmel and Ms. Cohn, as applicable, provide that upon a termination of employment due to death or disability, then (a) for time-based options and/or restricted stock, all outstanding shares of restricted stock and/or unvested stock options shall become immediately and fully vested and exercisable, and all vested options will remain exercisable for the remainder of the term of the option, and (b) for performance-based options, restricted stock and/or LTIP Unit awards, shares, unvested options and/or units will vest based on the higher of actual or target performance through the date of termination, and all vested options will remain exercisable for the remainder of the term of the option.

Other Benefits; Perquisite Philosophy

AIR Predecessor’s executive officer benefit programs are substantially the same as for all other eligible officers and employees. AIR Predecessor does not provide executives with more than minimal perquisites, such as reserved parking places.

Stock Ownership Guidelines and Required Holding Periods After Vesting

AIR Predecessor believes that it is in the best interest of AIR Predecessor’s stockholders for AIR Predecessor’s executive officers to own AIR Predecessor stock. Every year, the Committee and Mr. Considine review AIR Predecessor’s stock ownership guidelines, each executive officer’s holdings in light of the stock ownership guidelines, and each executive officer’s accumulated realized and unrealized stock option and restricted stock gains.

Equity ownership guidelines for all executive officers are determined as a minimum of the lesser of a multiple of the executive’s base salary or a fixed number of shares. The Committee and management have established the following stock ownership guidelines for AIR Predecessor’s executive officers:

Officer Position	Ownership Target
Chief Executive Officer	Lesser of 5x base salary or 150,000 shares
Chief Financial Officer	Lesser of 5x base salary or 75,000 shares
Other Executive Vice Presidents	Lesser of 4x base salary or 25,000 shares

Any executive who has not satisfied the stock ownership guidelines must, until the stock ownership guidelines are satisfied, hold 50% of after tax shares of restricted stock for at least three years from the date of vesting, and hold 50% of shares acquired upon option exercises (50% calculated after exercise price plus taxes) for at least three years from the date of exercise.

Each of Messrs. Considine, Beldin, and Kimmel and Ms. Cohn exceeded the ownership targets established in AIR Predecessor’s stock ownership guidelines as of January 28, 2020.

Role of Outside Consultants

The Committee has the authority under its charter to engage the services of outside advisors, experts and others to assist the Committee. In 2019, the Committee engaged Board Advisory as its independent compensation consultant. At the direction of the Committee, Board Advisory coordinated and consulted with Ms. Johnson regarding executive compensation matters. Board Advisory provided the Committee with an independent view of both market data and plan design. AIR Predecessor management has engaged FPL Associates, L.P. (“FPL”) to review AIR Predecessor’s executive compensation plan. Neither Board Advisory nor FPL provided other services to the Company. The Committee has assessed the independence of Board Advisory and FPL pursuant to SEC rules and has concluded that they are independent.

Base Salary, Incentive Compensation, and Equity Grant Practices

Base salary adjustments typically take effect on January 1. The Committee (for Mr. Considine) and Mr. Considine, in consultation with the Committee (for the other executive officers), determine incentive compensation in late January or early February. STI is typically paid in February or March. LTI is granted on a date determined by the Committee, typically in late January or early February.

AIR Predecessor grants equity in three scenarios: in connection with incentive compensation, as discussed above; in connection with certain new-hire or promotion packages; and for purposes of retention.

With respect to LTI, the Committee sets the grant date for the restricted stock, LTIP Unit, and stock option grants. The Committee sets grant dates at the time of its final compensation determination, generally in late January or early February. The date of determination and date of award are not selected based on share price. In the case of new-hire packages that include equity awards, grants are made on the employee’s start date or on a date designated in advance based on the passage of a specific number of days after the employee’s start date. For non-executive officers, as provided for in the 2015 Plan, the Committee has delegated the authority to make equity awards, up to certain limits, to the Chief Financial Officer (Mr. Beldin) and/or Corporate Secretary (Ms. Cohn). The Committee and Mr. Beldin and Ms. Cohn time grants without regard to the share price or the timing of the release of material non-public information and do not time grants for the purpose of affecting the value of executive compensation.

Accounting Treatment and Tax Deductibility of Executive Compensation

The Committee generally considers the accounting treatment and tax implications of the compensation awarded or paid to our executives. Grants of equity compensation awards under our long-term incentive program are accounted for under FASB ASC Topic 718. Section 162(m) of the Internal Revenue Code was amended on December 22, 2017, by the Tax Cuts and Jobs Act (the “Tax Act”). Under the Tax Act, Section 162(m) applies to each employee who serves as the Company’s principal executive officer or principal financial officer during the taxable year, each other employee of the Company who is among the three most highly compensated officers during such taxable year, and any other employee who was a covered employee of the Company for any preceding taxable year beginning after December 31, 2016. The Tax Act also eliminated the performance-based compensation exception with respect to tax years beginning after December 31, 2017, but includes a transition rule with respect to compensation that is provided pursuant to a written binding contract in effect on November 2, 2017, and not materially modified after that date. The Company has awarded, and will continue to award, compensation as it considers appropriate that does not qualify for deductibility under Section 162(m).

GOING FORWARD AIR COMPENSATION ARRANGEMENTS

Overview

Immediately after the distribution, AIR’s executive compensation program will be similar to Aimco’s executive compensation program, and will generally be comprised of base salary, a short-term incentive award, long-term incentive awards and limited executive perquisites.

In connection with the Separation, AIR generally expects to adopt or assume Aimco’s compensation and benefit plans, including retirement plans and health and welfare plans, that will be similar to those in effect at Aimco before the Separation. AIR will also adopt an executive severance policy, as described below, and the 2020 Stock Award and Incentive Plan (the “2020 Plan”), the 2020 Employee Stock Purchase Plan (the “2020 ESPP”), and the 2007 Stock Award and Incentive Plan (solely for the purposes of the Aimco assumed equity awards) (which are described in this information statement under the headings “Apartment Income REIT Corp. 2020 Stock Award and Incentive Plan” and “Apartment Income REIT Corp. 2007 Stock Award and Incentive Plan,” and “Apartment Income REIT Corp. 2020 Employee Stock Purchase Plan,” respectively). In addition, AIR’s executive compensation philosophy and practices will initially mirror those at Aimco, including STI and LTI compensation, as described above. Following the distribution, the AIR Compensation and Human Resources Committee (the “AIR Compensation Committee”) will consider and develop AIR’s compensation programs, plans, philosophy and practices, consistent with AIR’s business needs and goals.

AIR Compensation Consultant and Peer Group

In anticipation of the Separation, FPL has been retained by the Committee to serve as the initial compensation consultant to AIR commencing on the distribution.

Also in connection with compensation determinations for 2021 compensation, the AIR Compensation Committee will approve an initial Compensation Peer Group for AIR that is anticipated to consist of the following companies: Kilroy Realty Corp, MGM Growth Properties LLC, Kimco Realty Corp, American Homes 4 Rent, Equity Lifestyle Properties, Inc., Gaming & Leisure Properties, Inc., Regency Centers Corp, Federal Realty Investment Trust, Douglas Emmett, Inc., CyrusOne Inc., The Macerich Company, Omega Healthcare Investors, Inc., Brixmor Property Group, Inc., American Campus Communities, Inc., Park Hotels & Resorts Inc., Healthcare Trust of America, Inc., JBG Smith Properties, Hudson Pacific Properties, Inc., Americold Realty Trust and Taubman Centers, Inc. These companies were selected based on the following criteria: similarity to AIR in size, geographic footprint and operational complexity, taking into account factors such as revenue, market capitalization, global scope of operations, manufacturing footprint and research and development activities. Although the Compensation Peer Group after the distribution will be determined by the AIR Compensation Committee, it is expected that the AIR Compensation Peer Group described above will be considered in AIR’s initial executive compensation decisions.

Employment Agreements with AIR Named Executive Officers

AIR OP entered into the 2017 Employment Agreement with Mr. Considine, which shall remain in effect following the Separation, as amended to reflect his role at AIR following the Separation. None of Messrs. Beldin, Kimmel or Wagner or Ms. Cohn has an employment agreement. AIR may determine to enter into employment agreements with them in the future.

AIR Executive Severance Policy

AIR will adopt the Executive Severance Policy to become effective upon, and subject to, the occurrence of the distribution. The eligible participants under the severance plan would include AIR named executive officers and other executive officers. Each of Messrs. Beldin, Kimmel, and Wagner and Ms. Cohn will be eligible to participate in the Executive Severance Policy; however, the Chief Executive Officer, Mr. Considine, will not be eligible to participate in the Executive Severance Policy.

It is anticipated that the Executive Severance Policy will provide that if AIR terminates a participant’s employment without “Cause,” or if the participant terminates his or her employment for “Good Reason” (each as defined in the Executive Severance Policy), then the participant will be eligible to receive the following benefits:

•

a lump sum payment equal to the sum of (i) the annual base salary for the calendar year of the date of termination, and (ii) the average annual bonus paid to the participant in the most recent three years; and

•	18 months of continued health benefits coverage at AIR expense.

The vesting and exercise of any equity awards held by a participant on the date of termination will be determined in accordance with the applicable incentive plan and award agreement.

Pursuant to the anticipated terms of the Executive Severance Policy, if AIR terminates a participant’s employment without Cause, or if the participant terminates his or her employment for Good Reason, in either case, within the period commencing six months prior to and ending 12 months following a “Change in Control” (as defined in the Executive Severance Policy), then in lieu of the severance benefits described above the participant will be eligible to receive the following benefits:

•

a lump sum payment equal to two times the sum of (i) the annual base salary for the calendar year of the date of termination, and (ii) the average annual bonus paid to the Eligible Executive in the most recent three years;

•	18 months of continued health benefits coverage at AIR’s expense; and

•	100% accelerated vesting of any unvested equity awards then-held by the participant.

It is anticipated that the Executive Severance Policy will provide that if the employment of the participant is terminated by reason of the participant’s death or disability, then the participant will be eligible to receive a pro-rated bonus for the year of termination. In addition, the vesting and exercise of any equity awards held by the participant at the time of his or her death or disability will be determined in accordance with the applicable incentive plan and award agreement.

It is also anticipated that the Executive Severance Policy will provide that in the event that any payment or benefit payable to a participant under the Executive Severance Policy would result in the imposition of excise taxes under the “golden parachute” provisions of Section 280G of the Internal Revenue Code, then such payments and benefits will either be made and/or provided in full or will be reduced such that the excise tax under Section 280G is not applicable, whichever is least economically disadvantageous to the participant. The Executive Severance Policy will not provide for any excise tax or other tax “gross-up” payment.

Pursuant to the anticipated terms of the Executive Severance Policy, all severance payments and benefits under the Executive Severance Policy will be subject to applicable withholding obligations, the participant’s execution and non-revocation of a release of claims, and compliance with certain non-competition, non-disclosure and non-solicitation covenants set forth in a restrictive covenant agreement that is appropriate for the participant’s position.

It is anticipated that the Executive Severance Policy will remain in effect, subject to amendment, until terminated by AIR’s board of directors, and that AIR’s board of directors may terminate or amend the Executive Severance Policy at any time, so long as at least 90 days’ prior notice is provided to any participant if the termination or amendment of the Executive Severance Policy would materially or adversely affect the rights of the participant.

Stock Ownership Guidelines and Required Holding Periods after Vesting

AIR Chief Executive Officer, Chief Financial Officer and other executive vice presidents will be required to own AIR common stock. Every year, AIR’s Compensation Committee and Mr. Considine will review AIR’s stock ownership guidelines, each executive officer’s holdings in light of the stock ownership guidelines, and each executive officer’s accumulated realized and unrealized stock option and restricted stock gains.

Equity ownership guidelines for all executive officers will be determined as a minimum of the lesser of a multiple of the executive’s base salary or a fixed number of shares. AIR’s Compensation Committee and management will establish stock ownership guidelines for AIR’s executive officers, in their sole and absolute discretion.

SUMMARY COMPENSATION TABLE

The table below summarizes the compensation attributable to the principal executive officer, principal financial officer, and the three other most highly compensated executives in 2019, for the years 2019, 2018, and 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)		Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Terry Considine — Chairman of the Board of Directors, President and Chief Executive Officer	2019	700,000	—	4,275,005	(5)	—	2,326,450	4,000	7,305,455
	2018	700,000	—	4,011,053		—	2,058,600	3,750	6,773,403
	2017	700,000	—	2,102,139		2,012,510	1,532,860	3,100	6,350,609
Paul L. Beldin — Executive Vice President and Chief Financial Officer	2019	450,000	—	410,214	(6)	—	311,763	4,000	1,175,977
	2018	450,000	—	744,437		—	575,685	3,750	1,773,872
	2017	400,000	—	720,919		50,002	418,980	3,100	1,593,001
Lisa R. Cohn — Executive Vice President, General Counsel and Secretary	2019	450,000	—	1,219,532	(7)	—	685,878	4,000	2,359,410
	2018	450,000	—	1,042,179		—	670,900	3,750	2,166,829
	2017	400,000	—	1,031,164		—	586,225	3,100	2,020,489
Keith M. Kimmel — Executive Vice President of Property Operations	2019	450,000	—	803,764	(8)	—	593,746	4,000	1,851,510
	2018	450,000	—	719,605		—	456,398	3,750	1,629,753
	2017	400,000	—	747,611		—	421,671	3,100	1,572,382

(1)

This column represents the aggregate grant date fair value of stock awards in the year granted computed in accordance with FASB ASC Topic 718. For additional information on the valuation assumptions with respect to the grants reflected in this column for 2019, refer to the Share-Based Compensation footnote to Aimco’s consolidated financial statements in its Annual Report on Form 10-K for the year ended December 31, 2019.

The amounts shown in this column for 2019 include the grant date fair value of the performance-based restricted stock awards or performance-based LTIP Unit awards, as applicable, granted in 2019 based on the probable outcome of the performance condition to which such awards are subject, which was calculated by a third-party consultant using a Monte Carlo valuation model in accordance with FASB ASC Topic 718. Based on the foregoing, the grant date fair value is $12.03 per LTIP Unit as to Mr. Considine’s performance-based LTI award, $55.50 per share for the performance-based restricted stock awards granted to each of Messrs. Beldin and Kimmel and Ms. Cohn that are based on relative TSR performance. The grant date fair value of the performance-based LTIP Unit award based on a grant date fair value of $12.03 per LTIP Unit, assuming achievement at the maximum level of performance, is $8,550,010 for Mr. Considine.

The grant date fair value of the performance-based restricted stock awards that are based on relative TSR performance, assuming achievement at the maximum level of performance, is $568,320 for Mr. Beldin, $1,689,531 for Ms. Cohn, and $1,113,552 for Mr. Kimmel.

(2)	This column represents the aggregate grant date fair value of the option awards in the year granted computed in accordance with FASB ASC Topic 718.
(3)	For 2019, the amounts shown for Messrs. Considine, Beldin and Kimmel and Ms. Cohn represent the 2019 STI amounts that were paid on February 25, 2020.
(4)	Includes discretionary matching contributions under Aimco’s 401(k) plan.
(5)

Equity awards for Mr. Considine in 2019 include a 2019 LTI award consisting of 355,362 performance-based LTIP Units for the forward looking, three-year performance period from January 1, 2019, through December 31, 2021, with the number of units earned, if any, vesting 50% following the end of the three-year performance period and 50% one year later.

(6)

Stock awards for Mr. Beldin in 2019 include a 2019 LTI award consisting of the following: (i) 2,560 shares of time-based restricted stock, vesting 25% on each anniversary of the grant date; and (ii) 5,120 shares of performance-based restricted stock for the forward looking, three-year performance period from January 1, 2019, through December 31, 2021, with the number of shares or option shares earned, if any, vesting 50% following the end of the three-year performance period and 50% one year later.

(7)

Stock awards for Ms. Cohn in 2019 include a 2019 LTI award consisting of the following: (i) 7,611 shares of time-based restricted stock, vesting 25% on each anniversary of the grant date; and (ii) 15,221 shares of performance-based restricted stock for the forward looking, three-year performance period from January 1, 2019, through December 31, 2021, with the number of shares earned, if any, vesting 50% following the end of the three-year performance period and 50% one year later.

(8)

Stock awards for Mr. Kimmel in 2019 include a 2019 LTI award consisting of the following: (i) 5,016 shares of time-based restricted stock, vesting 25% on each anniversary of the grant date; and (ii) 10,032 shares of performance-based restricted stock for the forward looking, three-year performance period from January 1, 2019, through December 31, 2021, with the number of shares earned, if any, vesting 50% following the end of the three-year performance period and 50% one year later.

GRANTS OF PLAN-BASED AWARDS IN 2019

The following table provides details regarding plan-based awards granted to the named executive officers during the year ended December 31, 2019.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	All other Option Awards Number of Securities Underlying Options			Exercise or Base Price of Options Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		Threshold (#)	Target (#)	Maximum (#)
Terry Considine	1/29/2019	875,000	1,750,000	3,500,000
	1/29/2019				177,681	355,362	710,724						4,275,005
Paul L. Beldin	1/29/2019	125,000	250,000	500,000
	1/29/2019							2,560					126,054
	1/29/2019				2,560	5,120	10,240						284,160
Lisa R. Cohn	1/29/2019	275,000	550,000	1,100,000
	1/29/2019							7,611					374,766
	1/29/2019				7,611	15,221	30,442						844,766
Keith M. Kimmel	1/29/2019	212,500	425,000	850,000
	1/29/2019							5,016					246,988
	1/29/2019				5,016	10,032	20,064						556,776

(1)

On January 29, 2019, the Committee made determinations of target total incentive compensation for 2019 based on achievement of Aimco’s six corporate goals for 2019, and achievement of specific individual objectives. Target total incentive compensation amounts were as follows: Mr. Considine — $6.025 million; Mr. Beldin — $620,000; Ms. Cohn — $1.65 million; Mr. Kimmel — $1.15 million. The awards in this column indicate the 2019 STI portion of these target total incentive amounts — at threshold, target and maximum performance levels. The actual 2019 STI awards earned by each of Messrs. Considine, Beldin and Kimmel, and Ms. Cohn are as disclosed in the Summary Compensation Table under “Non-Equity Incentive Plan Compensation.” See the discussion above under “CD&A — Total Compensation for 2019 — Short-Term Incentive Compensation for 2019.”

(2)

For each of Messrs. Considine, Beldin, and Kimmel and Ms. Cohn the amounts in this column include the number of shares underlying performance-based LTIP Units (in the case of Mr. Considine) or performance-based restricted stock (in the case of Messrs. Beldin and Kimmel and Ms. Cohn) granted on January 29, 2019, pursuant to their 2019 LTI award that may be earned – at threshold, target and maximum performance levels – based on relative TSR (60% of each award is based on the Company’s TSR relative to the NAREIT Apartment Index and 40% of each award is based on the Company’s TSR relative to the REIT Index) over a three-year period from January 1, 2019, to December 31, 2021, with the number of units or shares earned, if any, vesting 50% on the later of the third anniversary of the grant date or the date on which performance is determined (but no later than March 15, 2022), and 50% on the fourth anniversary of the grant date.

(3)

The amounts in this column reflect the number of shares of time-based restricted stock granted pursuant to the 2019 LTI award, vesting 25% on each anniversary of the grant date. The number of shares of restricted stock was determined based on the average of the closing trading prices of Aimco Common Stock on the NYSE on the five trading days up to and including the grant date, or $48.18.

(4)

This column represents the aggregate grant date fair value of equity awards in the year granted computed in accordance with FASB ASC Topic 718. For additional information on the valuation assumptions with respect to the grants reflected in this column, refer to the Share-Based Compensation footnote to Aimco’s consolidated financial statements in its Annual Report on Form 10-K for the year ended December 31, 2019.

The amounts shown in this column include the grant date fair value of the performance-based restricted stock awards or LTIP Unit awards, as applicable, based on the probable outcome of the performance condition to which such awards are subject, which was calculated by a third-party consultant using a Monte Carlo valuation model in accordance with FASB ASC Topic 718.

Based on the foregoing, the grant date fair value is $12.03 per LTIP Unit as to Mr. Considine’s performance-based LTI award, $55.50 per share for the performance-based restricted stock awards granted to each of Messrs. Beldin and Kimmel and Ms. Cohn that are based on relative TSR performance. The grant date fair value of the performance-based LTIP Unit award, assuming achievement at the maximum level of performance, is $8,550,010 for Mr. Considine. The grant date fair value of the performance-based restricted stock awards that are based on relative TSR performance, assuming achievement at the maximum level of performance, is $568,320 for Mr. Beldin, $1,689,531 for Ms. Cohn, and $1,113,552 for Mr. Kimmel.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2019

The following table shows outstanding stock option awards classified as exercisable and unexercisable as of December 31, 2019, for the NEOs. The table also shows unvested and unearned stock awards assuming a market value of $51.65 per share (the closing market price of the Company’s Common Stock on the New York Stock Exchange on December 31, 2019).

	Option Awards								Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
Terry Considine					127,218	(2)	44.07	1/31/2027				177,681	(3)	428,211	(3)
	192,404	(4)	192,405	(4)			38.73	1/26/2026				290,944	(5)	5,086,113
	238,530	(6)					39.05	2/12/2025	32,755	(7)	1,691,744
									51,309	(8)	2,650,110
Paul L. Beldin					3,161	(9)	44.07	1/31/2027				2,562	(10)	132,327
	9,054	(11)	9,055	(11)			38.73	1/26/2026				11,997	(12)	619,645
									7,328	(13)	378,491
									8,247	(14)	425,958
									2,561	(15)	132,276
									5,989	(16)	309,332
									4,241	(17)	219,048
									2,660	(18)	137,389
									1,789	(19)	92,402
Lisa R. Cohn												7,615	(10)	393,315
												16,786	(12)	866,997
									10,857	(20)	560,764
									13,301	(8)	686,997
									7,615	(15)	393,315
									6,288	(21)	324,775
									3,770	(22)	194,721
									1,663	(23)	85,894
Keith M. Kimmel	7,294	(4)	7,294	(4)			38.73	1/26/2026				5,019	(10)	259,231
												11,578	(12)	598,004
									7,872	(20)	406,589
									10,929	(8)	564,483
									5,019	(15)	259,231
									4,342	(21)	224,264
									2,733	(22)	141,159
									1,608	(23)	83,053

(1)

The information on unvested stock shown above has been adjusted, where applicable, to reflect additional shares received as a result of the special dividend paid in February 2020. Amounts reflect the number of shares subject to the award that have not vested multiplied by the market value of $51.65 per share, which was the closing market price of Aimco Common Stock on the NYSE on December 31, 2019.

(2)

This option was granted on January 31, 2017. The amount shown in the table represents the portion of the award that was earned based on our relative TSR performance for the three-year performance period from January 1, 2017, through December 31, 2019, of which 50% vested on January 31, 2020, and the remaining 50% will vest on January 31, 2021, as described earlier in this proxy.

(3)

This performance-based LTIP Unit award was granted on January 29, 2019, and, subject to relative TSR metrics set forth earlier in this proxy, vests 50% following the end of the three-year forward looking performance period and 50% on the fourth anniversary of the grant date. The amount shown in the table is the award at threshold, with the market value calculated by multiplying the threshold number of LTIP Units by $2.41 (which is the market value of $51.65 per share at fiscal year-end minus the closing price on the date of grant of $49.24).

(4)

This option was granted on January 26, 2016. The amount shown in the table represents the portion of the award that was earned based on our relative TSR performance for the three-year performance period from January 1, 2016, through December 31, 2018, of which 50% vested on January 26, 2019, and the remaining 50% vested on January 26, 2020, as described earlier in this proxy.

(5)

This performance-based LTIP Unit award was granted on January 30, 2018, and, subject to relative TSR metrics set forth earlier in this proxy, vests 50% following the end of the three-year forward looking performance period and 50% on the fourth anniversary of the grant date. The amount shown in the table is the award at target.

(6)	This option was granted on February 12, 2015, and vested 25% on each anniversary of the grant date.
(7)

This performance-based LTIP Unit award was granted on January 31, 2017. The amount shown in the table represents the portion of the award that was earned based on our relative TSR performance for the three-year performance period from January 1, 2017, through December 31, 2019, of which 50% vested on January 31, 2020, and the remaining 50% will vest on January 31, 2021, as described earlier in this proxy.

(8)

This performance-based restricted stock award was granted on January 26, 2016. The amount shown in the table represents the portion of the award that was earned based on our relative TSR performance for the three-year performance period from January 1, 2016, through December 31, 2018, of which 50% vested on January 26, 2019, and the remaining 50% vested on January 26, 2020, as described earlier in this proxy.

(9)

This option was granted on January 31, 2017. The amount shown in the table represents the portion of the award that was earned based on our relative TSR performance for the three-year performance period from January 1, 2017, through December 31, 2019, of which 50% vested on January 31, 2020, and the remaining 50% will vest on January 31, 2022.

(10)

This performance-based restricted stock award was granted on January 29, 2019 and, subject to relative TSR metrics set forth earlier in this proxy, vests 50% following the end of the three-year forward looking performance period and 50% on the fourth anniversary of the grant date. The amount shown in the table is the award at threshold.

(11)

This option was granted on January 26, 2016. The amount shown in the table represents the portion of the award that was earned based on our relative TSR performance for the three-year performance period from January 1, 2016, through December 31, 2018, as described earlier in this proxy, of which 50% vested on January 26, 2019, 37.5% vested on January 26, 2020, and 12.5% vests on January 26, 2022.

(12)

This restricted stock award was granted on January 30, 2018, and, subject to relative TSR metrics, vests 50% following the end of the three-year forward looking performance period and 50% on the fourth anniversary of the grant date. The amount shown in the table is the award at target.

(13)

This performance-based restricted stock award was granted on January 31, 2017. The amount shown in the table represents the portion of the award that was earned based on our relative TSR performance for the three-year performance period from January 1, 2017, through December 31, 2019, of which 50% vested on January 31, 2020, and the remaining 50% will vest on January 31, 2022.

(14)

This performance-based restricted stock award was granted on January 26, 2016. The amount shown in the table represents the portion of the award that was earned based on our relative TSR performance for the three-year performance period from January 1, 2016, through December 31, 2018, as described earlier in this proxy, of which 50% vested on January 26, 2019, 37.5% vested on January 26, 2020, and 12.5% vests on January 26, 2022.

(15)	This restricted stock award was granted on January 29, 2019, and vests 25% on each anniversary of the grant date.
(16)	This restricted stock award was granted on January 30, 2018, and vests 100% on the fourth anniversary of the grant date.

(17)	This restricted stock award was granted on January 31, 2017, and vested 25% on the first anniversary of the grant date and 75% will vest on the fifth anniversary of the grant date.
(18)	This restricted stock award was granted on January 26, 2016, and vested 25% on each of the first, second anniversaries of the grant date and 50% will vest on the sixth anniversary of the grant date.
(19)

This restricted stock award was granted on January 26, 2016, and vested 25% on each of the first, second, and third anniversaries of the grant date and will vest 12.5% on each of the fifth and sixth anniversaries of the grant date.

(20)

This performance-based restricted stock award was granted on January 31, 2017. The amount shown in the table represents the portion of the award that was earned based on our relative TSR performance for the three-year performance period from January 1, 2017, through December 31, 2019, of which 50% vested on January 31, 2020, and the remaining 50% will vest on January 31, 2021, as described earlier in this proxy.

(21)	This restricted stock award was granted on January 30, 2018, and vests 25% on each anniversary of the grant date.
(22)	This restricted stock award was granted on January 31, 2017, and vests 25% on each anniversary of the grant date.
(23)	This restricted stock award was granted on January 26, 2016, and vested 25% on each anniversary of the grant date.
(24)

This performance-based restricted stock award was granted on January 26, 2016, with vesting determined according to achievement of development-related objectives for the performance period beginning January 1, 2016, through December 31, 2018. The amount shown is the actual amount achieved for the three-year performance period, of which 50% vested on January 26, 2019, and the remaining 50% vested on January 26, 2020.

OPTION EXERCISES AND STOCK VESTED IN 2019

The following table sets forth certain information regarding options and stock awards exercised and vested, respectively, during the year ended December 31, 2019, for the persons named in the Summary Compensation Table above.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Terry Considine	—	—	147,785	7,243,007
Paul L. Beldin	3,644	121,819	10,872	532,897
Lisa R. Cohn	—	—	38,323	1,879,002
Keith M. Kimmel	—	—	26,745	1,311,547

(1)	Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.
(2)	Amounts reflect the market price of the stock on the day the shares of restricted stock vested.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The NEOs are entitled to certain severance payments and benefits upon a qualifying termination of employment or, in the case of a change in control, double trigger accelerated vesting of equity awards in the event of a qualifying termination of employment that occurs within one year following a change in control. The terms of these arrangements are described under “CD&A — Post-Employment Compensation and Employment and Severance Arrangements — Executive Employment Arrangements, Executive Severance Arrangements and Equity Award Agreements” above.

In the table that follows, potential payments and other benefits payable upon termination of employment and change in control situations are set out as if the conditions for payments had occurred and/or the terminations took place on December 31, 2019. In setting out such payments and benefits, amounts that had already been earned as of the termination date are not shown. Also, benefits that are available to all full-time regular employees when their employment terminates are not shown. The amounts set forth below are estimates of the amounts that could be paid out to the NEOs upon their termination. The actual amounts to be paid out can only be determined at the time of such NEOs’ separation from Aimco. The following table summarizes the potential payments under various scenarios if they had occurred on December 31, 2019.

	Value of Accelerated Stock and Stock Options ($)(1)					Severance ($)
Name	Change in Control Only	Double Trigger Change in Control	Death or Disability	Termination Without Cause	Termination For Good Reason	Death	Disability		Termination Without Cause		Termination For Good Reason		Termination Without Cause or For Good Reason in Connection with a Change in Control
Terry Considine	—	13,734,546	13,734,546	13,734,546	13,734,456	—	3,877,019	(3)(4)	3,877,019	(4)	3,877,019	(4)	3,877,019	(4)
Paul L. Beldin	—	2,719,030	2,719,030	—	—	—	311,763	(5)	969,615	(6)	969,615	(6)	1,910,111	(7)
Lisa R. Cohn	—	3,898,550	3,898,550	—	—	—	685,878	(5)	1,123,642	(6)	1,123,642	(6)	2,219,742	(7)
Keith M. Kimmel	—	2,889,384	2,889,384	—	—	—	593,746	(5)	997,028	(6)	997,028	(6)	1,964,657	(7)

(1)	Amounts reflect value of accelerated restricted stock, LTIP Units, and options using the closing market price on December 31, 2019, of $51.65 per share.
(2)

Amounts assume the agreements were enforced by the Company and that non-compete payments in an aggregate amount equal to two-thirds of the executive’s monthly base salary would be payable for 24 months following the executive’s termination of employment by the Company without cause.

(3)	Amount does not reflect the offset for long-term disability benefit payments in the case of a qualifying disability under Aimco’s long-term disability insurance plan.
(4)

Amount consists of (i) a lump sum cash payment equal to the sum of (a) three times the sum of Mr. Considine’s base salary, or $2.1 million, and (b) Mr. Considine’s 2019 target STI of $1.75 million, and (ii) 24 months of medical coverage reimbursement at an estimated amount of $27,019, as payable pursuant to the terms of Mr. Considine’s employment agreement with the Company.

(5)	Amount consists of a lump sum cash payment equal to the amount of 2019 STI paid, as payable pursuant to the Executive Severance Policy.
(6)

Amount consists of (i) a lump sum cash payment equal to the sum of base salary and the average of the amount of STI paid for the previous three years, and (ii) 18 months of medical coverage reimbursement at an estimated amount of $29,399, as payable pursuant to the Executive Severance Policy.

(7)

Amount consists of (i) a lump sum cash payment equal to two times the sum of base salary and the average of the amount of STI paid for the previous three years, and (ii) 18 months of medical coverage reimbursement at an estimated amount of $29,399, as payable pursuant to the Executive Severance Policy.

APARTMENT INCOME REIT CORP. 2020 STOCK AWARD AND INCENTIVE PLAN

Prior to the Separation, AIR will adopt the 2020 Plan. Aimco, as our sole stockholder, will approve the 2020 Plan prior to the Separation, and the 2020 Plan will become effective as of the date of the Separation. AIR equity-based compensation awards into which certain outstanding Aimco equity-based compensation awards are converted upon the Separation will be issued pursuant to the 2020 Plan.

The following description is a summary of certain terms of the 2020 Plan, filed as Exhibit 10.13 to the registration statement on Form 10, of which this information statement is a part. This summary is qualified in its entirety by reference to the full text of the 2020 Plan.

Purpose and Eligibility

The purpose of the 2020 Plan will be to reinforce the long-term commitment to AIR’s success of those directors, officers, employees, consultants and advisors of AIR and its subsidiaries who are or will be responsible for such success; to facilitate the ownership of AIR’s stock by such individuals, thereby reinforcing the alignment of their interests with those of AIR’s stockholders; and to assist AIR in attracting and retaining officers and other employees with experience and ability. The 2020 Plan will provide for the granting of stock options, stock appreciation rights, restricted stock, deferred stock, performance shares, other incentive awards, cash-based awards, and the issuance of partnership units of AIR OP designated as “LTIP Units” (collectively referred to in this proxy statement as “awards”).

The AIR Compensation Committee selects the employees, consultants, and directors who will be granted awards under the 2020 Plan on the basis of their service to AIR and its subsidiaries. The actual number of individuals who will receive awards cannot be determined in advance because the AIR Compensation Committee has the discretion to select the participants. All of our employees, directors, and consultants will be eligible to participate in the 2020 Plan.

Administration

AIR’s Compensation Committee, which will administer the 2020 Plan, will be comprised solely of independent directors, and all Committee members will be both “independent directors,” as defined by Rule 16b-3 under the Exchange Act, and “non-employee directors,” for purposes of Section 162(m). AIR’s Compensation Committee will have the authority to interpret the 2020 Plan, determine the terms and conditions of awards granted under the 2020 Plan, adopt, alter and repeal such administrative rules, guidelines and practices governing the 2020 Plan, interpret the terms and provisions of the 2020 Plan and any awards issued thereunder (and any agreements relating thereto), correct any defect or supply any omission or reconcile any inconsistency in the 2020 Plan, supervise the administration of the 2020 Plan and make all other determinations necessary and/or advisable for the administration of the 2020 Plan. AIR’s Compensation Committee may, with the consent of a participant, amend the terms of any existing award previously granted to the participant, in a manner consistent with the 2020 Plan. AIR’s Compensation Committee may also authorize loans to participants in connection with the grant of awards, on terms and conditions determined solely by AIR’s Compensation Committee. However, in order to comply with the Sarbanes-Oxley Act of 2002, AIR will not provide loans to executive officers. All decisions made by the AIR Compensation Committee pursuant to the provisions of the 2020 Plan shall be final, conclusive, and binding on all persons.

The AIR Compensation Committee may in its sole and absolute discretion delegate to the Chief Financial Officer of AIR or the Secretary of AIR, or both, any or all of the administrative duties and authority of the AIR Compensation Committee under the 2020 Plan, other than the authority to (a) make grants to employees who are “officers” of AIR within the meaning of Rule 16(a)-1(b) of the Exchange Act or whose total compensation is required to be reported to AIR’s stockholders under the Exchange Act, (b) determine the price, timing or amount of such grants or (c) determine any other matter required by Rule 16b-3 under the Exchange Act to be determined in the sole and absolute discretion of the AIR Compensation Committee. Any such delegation by the AIR Compensation Committee will include a limitation as to the amount of AIR Common Stock underlying awards that may be granted during such period of the delegation and contain guidelines as to the determination of the exercise price and the vesting criteria. The AIR Compensation Committee may revoke or amend the terms of a delegation at any time pursuant to the terms of the 2020 Plan.

Amendment and Termination; No Repricing; Section 409A; Minimum Vesting

Amendment of the Plan. AIR’s board of directors may amend, alter or discontinue the 2020 Plan, but no amendment, alteration, or discontinuation may be made that would impair the rights of a participant under any award previously granted without the participant’s consent. Stockholder approval is required for any amendment that would increase the maximum number of shares that may be sold or issued under the 2020 Plan or alter the class of employees eligible to participate in the 2020 Plan. With respect to any other amendments of the 2020 Plan, AIR’s board of directors may in its discretion determine that such amendments will only become effective upon approval by the stockholders of AIR, if AIR’s board of directors determines that such stockholder approval may be advisable, such as for the purpose of obtaining or retaining any statutory or regulatory benefits under federal or state securities law, federal or state tax law or any other laws or for the purposes of satisfying applicable stock exchange listing requirements.

Amendment of Awards; No Repricing. AIR’s Compensation Committee may amend the terms of any award previously granted, prospectively or retroactively, but no such amendment will impair the rights of any holder without his or her consent. Notwithstanding the foregoing or any other provision of the 2020 Plan, AIR’s Compensation Committee may not, without prior approval of Aimco’s stockholders, seek to effect any repricing of any previously granted, “underwater” stock option or stock appreciation right by: amending or modifying the terms of the stock option or stock appreciation right to lower the exercise price; canceling the underwater stock option or stock appreciation right and granting either replacement stock options or stock appreciation rights having a lower exercise price; or other awards or cash in exchange; or repurchasing the underwater stock options or stock appreciation rights.

Section 409A. To the extent that AIR’s Compensation Committee determines that any award granted under the 2020 Plan is subject to Section 409A of the Code (“Section 409A”), then the 2020 Plan and any agreement covering such award will be interpreted in accordance with Section 409A. In the event that AIR’s Compensation Committee determines that any award may be subject to Section 409A, AIR’s Compensation Committee may adopt such amendments to the 2020 Plan and any award agreement or adopt other policies and procedures or take any other actions, that AIR’s Compensation Committee determines are necessary or appropriate to avoid the imposition of taxes on the award under Section 409A, either through compliance with the requirements of Section 409A or with an available exemption therefrom.

Minimum Vesting. No award may vest prior to the first anniversary of its date of grant; provided, however, that, notwithstanding the foregoing, awards that result in the issuance of an aggregate of up to 5% of the shares of stock available for grant under the 2020 Plan may be granted under the 2020 Plan without regard to such minimum vesting.

Termination of Plan. No awards other than incentive stock options will be granted pursuant to the 2020 Plan on or after the tenth anniversary of the 2020 Plan’s effective date, but awards previously granted may extend beyond that date. No incentive stock option may be granted following the tenth anniversary of the date on which the 2020 Plan was adopted by AIR’s board of directors, but incentive stock options previously granted may extend beyond that date.

Death; Termination of Employment; Restrictions on Transfer

AIR’s Compensation Committee will provide in the award agreements whether and to what extent awards will be exercisable upon termination of employment or service for any reason, including death or disability, of any participant in the 2020 Plan.

Awards will not be transferable by a participant except by will or the laws of descent and distribution, pursuant to a qualified domestic relations order, as defined under the Code, or Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the rules thereunder, and will be exercisable during the lifetime of a participant only by such participant or his guardian or legal representative; provided that AIR’s Compensation Committee may provide otherwise for the transferability of stock options under such terms and conditions as AIR’s Compensation Committee determines and sets forth in the award agreement. Awards will not be transferable for value.

Stock Options

Stock options granted under the 2020 Plan may be incentive stock options intended to qualify under the provisions of Code Section 422 (“ISOs”) or nonqualified stock options (“NSOs”) which do not so qualify. Subject to the 2020 Plan, AIR’s Compensation Committee will determine the number of shares to be covered by each option and the conditions and limitations applicable to the exercise of the option. AIR’s Compensation Committee will determine the exercise price of AIR Common Stock that is subject to an option on the date the option is granted. The exercise price may not be less than the fair market value of AIR Common Stock on the date of grant. The term of options will be determined by AIR’s Compensation Committee, but may not exceed 10 years from the date of grant; provided that the term of an ISO granted to a 10% holder may not exceed five years from the date of grant. In no event will more than 1,500,000 shares be available for issuance pursuant to ISOs.

Stock Appreciation Rights

Stock appreciation rights (“SARs”) may be granted under the 2020 Plan either alone or in conjunction with all or part of any award under the 2020 Plan. Subject to the 2020 Plan, AIR’s Compensation Committee will determine the number of shares to be covered by each SAR award, the grant price thereof and the conditions and limitations applicable to the exercise thereof. A SAR granted under the 2020 Plan will entitle its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of AIR Common Stock over a specified price fixed by AIR’s Compensation Committee (which price may not be less than the fair market value of AIR Common Stock on the date of grant).

Restricted Stock, Deferred Stock, Performance Shares, and LTIP Units

AIR’s Compensation Committee will determine the number of shares to be covered by awards of restricted stock, deferred stock or performance shares, the grant price thereof and the conditions and limitations applicable to the exercise thereof. Restricted stock granted under the 2020 Plan will be nontransferable and subject to a substantial risk of forfeiture until specific conditions are met as set forth in the 2020 Plan and in any statement evidencing the grant. A grant of deferred stock creates a right to receive AIR Common Stock at the end of a specified deferral period. Performance shares are shares of AIR Common Stock subject to restrictions based upon the attainment of performance objectives. LTIP Units are awards of units of AIR OP intended to constitute “profits interests” (within the meaning of the Code and related IRS guidance) and may be subject to performance-based or time-based vesting conditions. Provided applicable requirements set forth in the award and the partnership agreement of AIR OP are satisfied, LTIP Units may be converted into common units of AIR OP.

Cash-Based Awards

AIR’s Compensation Committee will be authorized to grant cash-based awards, the value of which may be linked to any one or more of the performance criteria or other specific criteria determined by AIR’s Compensation Committee, in each case, on a specified date or dates or over any period or periods determined by AIR’s Compensation Committee.

Without limiting the generality of the foregoing, AIR’s Compensation Committee may grant cash-based awards to a participant in the form of a cash bonus payable upon the attainment of objective performance goals, or such other criteria, whether or not objective, which are established by AIR’s Compensation Committee, in each case, on a specified date or dates or over any period or periods determined by AIR’s Compensation Committee. Any such bonuses paid to a participant that are intended to be performance-based compensation (as discussed in the following section) will be based upon objectively determinable bonus formulas established in accordance with the provisions of the 2020 Plan relating to performance-based compensation.

Performance-Based Compensation

On December 22, 2017, the Tax Cuts and Jobs Act was signed into law, which, among other things, amended Code Section 162(m) to eliminate the “qualified performance-based compensation” exception effective for tax years after December 31, 2017, subject to a transition rule under which the changes to Code Section 162(m) will not apply to compensation payable pursuant to a written binding contract that was in effect on November 2, 2017, and is not materially modified after that date. The 2020 Plan also permits the AIR Compensation Committee to grant awards that are based on the attainment of performance criteria as determined by the AIR Compensation Committee, in its sole discretion, which are not intended to constitute “qualified performance-based compensation.”

Securities Subject to 2020 Plan

The total number of shares of AIR Common Stock reserved and available for issuance under the 2020 Plan will be              shares. If any shares of AIR Common Stock subject to an award granted under the 2020 Plan are forfeited, cancelled, exchanged or surrendered or if an award granted under the 2020 Plan terminates or expires without a distribution of shares of AIR Common Stock to the participant, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, such shares will again be available for awards under the 2020 Plan. If shares of AIR Common Stock are surrendered or withheld as payment of either the exercise price of an award granted under the 2020 Plan and/or withholding taxes in respect of such an award, such shares of AIR Common Stock will not be returned to the 2020 Plan and will not be available for future awards under the 2020 Plan. Upon the exercise of any award granted in tandem with any other award, such related award will be cancelled to the extent of the number of shares of AIR Common Stock as to which the award is exercised and, notwithstanding the foregoing, such number of shares of AIR Common Stock will no longer be available for awards under the 2020 Plan. Upon the exercise of an SAR, the number of shares of AIR Common Stock reserved and available for issuance under the 2020 Plan will be reduced by the full number of shares of AIR Common Stock with respect to which such award is being exercised. Each LTIP Unit issued pursuant to the 2020 Plan is treated as a share of stock for purposes of calculating the aggregate number of shares of AIR Common Stock available for issuance under the 2020 Plan.

Pursuant to the 2020 Plan, the maximum number of shares of AIR Common Stock subject to awards granted to any non-employee director during any calendar year, taken together with any cash fees paid to such non-employee director with respect to each calendar year shall not exceed $750,000 in total value (calculating the value of any such awards based on the grant date fair market value of such awards for financial reporting purposes).

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend or other change in corporate structure affecting AIR Common Stock, a substitution or adjustment will be made in (i) the kind and aggregate number of shares reserved for issuance under the 2020 Plan, (ii) the kind, number and option price of shares subject to outstanding stock options granted under the 2020 Plan, and (iii) the kind, number and purchase price of shares issuable pursuant to awards of restricted stock, deferred stock and performance shares, to maintain the same estimated fair value of the award before and after the equity restructuring. The form of such adjustment and estimate of fair value will be determined by AIR’s Compensation Committee, in its sole discretion. Such other substitutions or adjustments will be made respecting awards hereunder as may be determined by AIR’s Compensation Committee, in its sole discretion. An adjusted option price will also be used to determine the amount payable by AIR in connection with SARs awarded under the 2020 Plan. In addition, AIR’s

Compensation Committee may provide, in its discretion, for the cancellation of any outstanding awards and payment in cash or other property in exchange therefor; provided that if the exercise price of any outstanding award is equal to or greater than the fair market value of the shares, cash or other property covered by that award, the AIR Compensation Committee may cancel the award without the payment of any consideration to the participant.

Tax Withholding

The 2020 Plan provides that, with the approval of AIR’s Compensation Committee, a participant may satisfy the tax withholding obligations related to an award by paying cash, by electing to have AIR withhold from delivery of shares of AIR Common Stock or by delivering already owned unrestricted shares of AIR Common Stock, in each case, having a value not exceeding the applicable amount of tax required to be withheld, or, if applicable, such other withholding amount as mutually agreed upon by AIR and the participant (provided, in the case of any participant who is an officer or director of AIR or whose transactions in AIR Common Stock are subject to Section 16 of the Exchange Act, such other amount is approved in advance by AIR’s Compensation Committee). The number of shares of AIR Common Stock which may be withheld will be valued at their fair market value on the date of withholding or, in the sole discretion of AIR (determined in the case of any participant who is an officer or director of AIR or whose transactions in AIR Common Stock are subject to Section 16 of the Exchange Act, solely by AIR’s Compensation Committee), the date immediately prior to the date that taxes are required to be withheld. Fractional share amounts shall be settled in cash.

Federal Income Tax Consequences

The following discussion is for general information only and is based on the Federal income tax laws now in effect, which are subject to change, possibly retroactively. This summary does not discuss all aspects of Federal income taxation that may be important to individual participants. Moreover, this summary does not address specific state, local or foreign tax consequences. This summary assumes that AIR Common Stock acquired under the 2020 Plan will be held as a “capital asset” (generally, property held for investment) under the Code.

Nonqualified Stock Options

A participant will generally not be subject to Federal income taxation upon the grant of an NSO. Rather, at the time of exercise of an NSO, the participant will recognize ordinary income for Federal income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the option price. AIR will generally be entitled to a tax deduction at such time and in the same amount that the participant recognizes ordinary income.

Incentive Stock Options

A participant is generally not subject to Federal income taxation upon the grant of an ISO or upon its timely exercise. Exercise of an ISO will be timely if made during its term and if the participant remains an employee of AIR or of any parent or subsidiary of AIR at all times during the period beginning on the date of grant of the ISO and ending on the date three months before the date of exercise (or one year before the date of exercise in the case of a disabled employee). Exercise of an ISO will also be timely if made by the legal representative of a participant who dies (i) while in the employ of AIR or of any parent or subsidiary of AIR or (ii) within three months after termination of employment (or one year in the case of a disabled employee). The tax consequences of an untimely exercise of an ISO will be determined in accordance with the rules applicable to NSOs. (See “Federal Income Tax Consequences — Nonqualified Stock Options.”)

If shares of AIR Common Stock acquired pursuant to a timely exercised ISO are later disposed of, the participant will, except as noted below with respect to a “disqualifying disposition,” recognize a capital gain or loss equal to the difference between the amount realized upon such sale and the option price. Under these circumstances, AIR will not be entitled to any deduction for Federal income tax purposes in connection with either the exercise of the ISO or the sale of the AIR Common Stock by the participant.

If, however, a participant disposes of shares of AIR Common Stock acquired pursuant to the exercise of an ISO prior to the expiration of two years from the date of grant of the ISO or within one year from the date the AIR Common Stock is transferred to him upon exercise (a “disqualifying disposition”), generally (i) the participant will realize ordinary income at the time of the disposition in an amount equal to the excess, if any, of the fair market value of the AIR Common Stock at the time of exercise (or, if less, the amount realized on such disqualifying disposition) over the option exercise price, and (ii) any additional gain recognized by the participant will be subject to tax as capital gain. In such case, AIR may claim a deduction for Federal income tax purposes at the time of such disqualifying disposition for the amount taxable to the participant as ordinary income. The amount by which the fair market value of the AIR Common Stock on the exercise date of an ISO exceeds the option price will be an item of adjustment for purposes of the “alternative minimum tax” rules under the Code.

Stock Appreciation Rights

No taxable income is recognized upon receipt of a stock appreciation right. The participant will recognize ordinary income in the year in which the stock appreciation right is exercised, in an amount equal to the excess of the fair market value of the underlying shares on the exercise date over the exercise price, and the participant will be required to satisfy the tax withholding requirements applicable to such income. AIR will generally be entitled to a tax deduction at such time and in the same amount that the participant recognizes ordinary income.

Restricted Stock, Deferred Stock and Performance Shares

A participant who receives shares of stock subject to restrictions will not recognize any taxable income at the time those shares are issued but will have to report as ordinary income, as and when those shares subsequently vest, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the cash consideration (if any) paid for the shares. The recipient may, however, generally elect under Section 83(b) of the Code to include as ordinary income in the year the unvested shares are issued an amount equal to the excess of (i) the fair market value of those shares on the issue date over (ii) the cash consideration (if any) paid for such shares. If the Section 83(b) election is made, the recipient will not recognize any additional income as and when the shares subsequently vest. Aimco will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the recipient with respect to the issued shares. The deduction will in general be allowed for AIR’s taxable year in which such ordinary income is recognized by the recipient.

LTIP Units

A participant generally will not recognize any taxable income at the time of the grant or vesting of LTIP Units; provided that (i) the LTIP Units qualify as “profits interests” within the meaning of the Code and related IRS guidance; (ii) the participant does not dispose of the LTIP Units within two years of issuance; and (iii) certain other requirements are satisfied. As a holder of LTIP Units, a participant will be required to report on his or her income tax return his or her allocable share of AIR OP’s income, gains, losses, deductions and credits pursuant to the terms of the partnership agreement of AIR OP, regardless of whether AIR OP actually makes a cash distribution to the participant. Distributions by AIR OP to the participant on account of all interests in AIR OP held by the participant, will generally be taxable to the participant to the extent that such distributions exceed the participant’s tax basis in such interests. Any such gain will generally be capital gain, but a portion may be treated as ordinary income, depending on the assets of AIR OP at that time. Upon the exchange of the LTIP Units (or the common units into which the LTIP Units may be convertible) for shares of AIR Common Stock, or the sale of the LTIP Units, the participant will generally recognize gain or loss to the extent that the amount the participant receives plus the portion of AIR OP’s liabilities allocated to the LTIP Units exceeds the participant’s tax basis in the LTIP Units. The gain generally will be taxable at capital gains rates but may be subject to tax at higher rates depending on the assets of AIR OP at the time of such disposition. The tax consequences may be similar with respect to any redemption by AIR OP of such interests in exchange for cash. Generally, no deduction is available to AIR upon the grant, vesting or disposition of the LTIP Units.

Cash-Based Awards

The holder will generally recognize ordinary income in the year when the cash is delivered upon satisfaction of the conditions of the award. The amount of that income will be equal to the amount of the cash, and the holder will be required to satisfy the tax withholding requirements applicable to such income. AIR will generally be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder. The deduction will be allowed for the taxable year in which such ordinary income is recognized.

Section 409A of the Code

Certain types of awards under the 2020 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A. To the extent applicable, awards granted under the 2020 Plan are intended to be structured and interpreted in a manner to either comply with or be exempt from Section 409A. To the extent that AIR’s Compensation Committee determines that any award may be subject to Section 409A, the AIR Compensation Committee may adopt such amendments to the 2020 Plan and any award agreement or adopt other policies and procedures or take any other actions, that the AIR Compensation Committee determines are necessary or appropriate to avoid the imposition of taxes on the award under Section 409A, either through compliance with the requirements of Section 409A or with an available exemption therefrom.

New Plan Benefits

It is not possible to determine at this time what future awards will be granted under the 2020 Plan.

APARTMENT INCOME REIT CORP. 2020 EMPLOYEE STOCK PURCHASE PLAN

Purpose and Eligibility

The purpose of the 2020 ESPP is to provide eligible employees of AIR, the Partnership (as defined in the 2020 ESPP) or any subsidiary of AIR or the Partnership (each, an “Employer”) the opportunity to purchase common stock of AIR through accumulated payroll deductions. It is the intention of AIR that the 2020 ESPP will not qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of October 28, 2020, approximately 800 of our employees would be eligible to participate in the 2020 ESPP.

Administration

The 2020 ESPP is administered by AIR’s board of directors or the Committee. In practice, the Committee is responsible for administering the 2020 ESPP. AIR’s board of directors and the Committee have the authority to interpret the 2020 ESPP and the terms of the purchase rights granted under the 2020 ESPP, to adopt such rules for the administration, interpretation, and application of the 2020 ESPP as are consistent with the 2020 ESPP, and to interpret, amend or revoke any such rules. AIR’s board of directors or the Committee may, in their discretion, delegate to the Chief Financial Officer of AIR or the Secretary of AIR, or both, any or all of the administrative duties under the 2020 ESPP, other than the authority to amend the 2020 ESPP in a manner that would require stockholder approval of such amendment or terminate the 2020 ESPP.

Duration, Amendment and Termination

AIR’s board of directors may amend or terminate the 2020 ESPP at any time. No such termination or amendment may adversely affect options previously granted, except in connection with select changes in AIR’s capitalization, the dissolution or liquidation of AIR, or in connection with a Corporate Transaction (as defined in the 2020 ESPP).

Unless earlier terminated by AIR’s board of directors, the 2020 ESPP will expire on the tenth anniversary of the effective date.

Offering Periods

The 2020 ESPP is implemented by a series of consecutive three-month offering periods that generally begin on the first trading day on or after January 1, April 1, July 1 and October 1 of each year, or at such other time or times as may be determined by the Committee, and ending on the last trading day on or before the immediately following March 31, June 30, September 30 and December 31, respectively, or at such other time or times as may be determined by the Committee.

Participation in the 2020 ESPP

The 2020 ESPP permits an eligible employee to contribute up to 15% of the employee’s eligible compensation (as defined in the 2020 ESPP) through automatic payroll deductions. The maximum number of shares an employee may purchase during each fiscal year is 2,000 shares.

Purchase Price; Payment of Purchase Price

The price of AIR Common Stock offered under the 2020 ESPP is an amount equal to 95% of the closing price of the AIR Common Stock at the end of each offering period. The purchase price of the shares is accumulated by payroll deductions over the offering period.

Withdrawal; Termination of Employment

Employees may end their participation in the 2020 ESPP at any time during an offering period. In that event, any amounts withheld through payroll deductions and not otherwise used to purchase shares will be returned to them. If an employee withdraws from an offering period, the employee may not re-enroll in the 2020 ESPP for the same offering period. Participation ends automatically upon termination of employment with the Employer.

Participation in the 2020 ESPP and any offering period will continue during any paid leave of absence. An employee’s participation in an offering period will cease upon any unpaid leave of absence; provided that payroll deductions that accumulated prior to such leave of absence may be used to purchase shares under the 2020 ESPP.

Corporate Transactions

In the event of a sale of all or substantially all of the assets of AIR or a merger, consolidation or other capital reorganization of AIR, or any other transaction or series of related transactions in which AIR’s stockholders immediately prior thereto own less than 50% of the voting stock of AIR (or its successor or parent) immediately thereafter, outstanding purchase rights under the 2020 ESPP will be assumed or an equivalent purchase right will be substituted by the successor corporation or such successor corporation’s parent or subsidiary. In the event that the successor corporation refuses to assume or substitute for outstanding purchase rights, the offering period then in progress shall be shortened and a new purchase date will be set, as of which date any offering period then in progress will terminate. The new purchase date will be on or before the date of the consummation of the corporate transaction, and AIR will notify each participating employee in writing accordingly.

Securities Subject to Plan

An aggregate of              shares of AIR Common Stock has been reserved for issuance under the 2020 ESPP. The shares may consist, in whole or in part, of authorized and unissued shares or treasury shares of AIR Common Stock. The market value of such              shares as of                     , 2020, was $    .

In the event of a Change in Capitalization (as defined in the 2020 ESPP), which includes an increase, reduction, change or exchange of shares for a different number of shares or the distribution of an extraordinary dividend, the Committee will conclusively determine the appropriate equitable adjustments, if any, to be made under the 2020 ESPP, including, without limitation, adjustments to the number of shares that have been authorized for issuance under the 2020 ESPP, as well as the purchase price of each purchase right under the 2020 ESPP that has not yet been exercised.

Stockholder Rights

No participant in the 2020 ESPP has stockholder rights with respect to any shares of AIR Common Stock covered by a purchase right under the 2020 ESPP until the shares are purchased on the participant’s behalf and issued to the participant.

Transferability

Neither a participant’s payroll deductions nor any rights with regard to the exercise of a purchase right or any rights to receive shares of AIR Common Stock under the 2020 ESPP may be assigned, transferred, pledged or otherwise disposed of in any way, other than by the laws of descent and distribution or to the participant’s designated beneficiary in the event of such participant’s death.

Other Restrictions

Shares acquired through the exercise of options granted under the 2020 ESPP are subject to the restrictions on ownership and transfer set forth in AIR’s Charter and any additional restrictions on ownership and transferability of the common stock issuable pursuant to the 2020 ESPP as the Committee deems appropriate.

Shares issuable upon the exercise of options granted under the 2020 ESPP may not be purchased if, in the sole and absolute discretion of the Committee, the exercise of such option would likely result in the following: (i) the participant’s ownership of AIR Common Stock being in violation of the stock ownership limits set forth in AIR’s Charter; (ii) income to AIR that could impair AIR’s status as a “real estate investment trust,” or (iii) a transfer, at any one time, of more than one-tenth of one percent (0.1%) of AIR’s total Stock from AIR to the Partnership pursuant to AIR’s Charter.

Federal Income Tax Consequences

The following discussion is for general information only and is based on the Federal income tax laws now in effect, which are subject to change, possibly retroactively. This summary does not discuss all aspects of Federal income taxation that may be important to individual participants. Moreover, this summary does not address specific state, local or foreign tax consequences. This summary assumes that AIR Common Stock acquired under the 2020 ESPP will be held as a “capital asset” (generally, property held for investment) under the Code.

A participant will generally not be subject to Federal income taxation upon the grant of a stock purchase right under the 2020 ESPP. Rather, at the time of purchase, the participant will recognize ordinary income for Federal income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the purchase price. AIR will generally be entitled to a tax deduction at such time and in the same amount that the participant recognizes ordinary income. Any taxable income recognized in connection with the exercise of a stock purchase right by an employee of AIR is subject to tax withholding by AIR. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

APARTMENT INCOME REIT CORP. 2007 STOCK AWARD AND INCENTIVE PLAN

Prior to the Separation, AIR will adopt the Apartment Income REIT Corp. 2007 Stock Award and Incentive Plan (the “2007 Plan”), solely for purposes of the assumed equity awards under Aimco’s prior plan. No additional equity awards will be granted under the 2007 Plan. Aimco, as our sole stockholder, will approve the 2007 Plan prior to the Separation, and the 2007 Plan will become effective as of the date of the Separation. AIR equity-based compensation awards into which certain outstanding Aimco equity-based compensation awards are converted upon the Separation will be issued pursuant to the 2007 Plan.

The following description is a summary of certain terms of the 2007 Plan, filed as Exhibit 10.9 to the registration statement on Form 10 of which this information statement is a part. This summary is qualified in its entirety by reference to the full text of the 2007 Plan.

Purpose and Eligibility

The purpose of the 2007 Plan is to reinforce the long-term commitment to AIR’s success of those directors, officers, employees, consultants and advisors of AIR and its subsidiaries who are or will be responsible for such success; to facilitate the ownership of AIR Common Stock by such individuals, thereby reinforcing the alignment of their interests with those of AIR’s stockholders; and to assist AIR in attracting and retaining officers and other employees with experience and ability. The 2007 Plan provides for the granting of stock options, stock appreciation rights, and awards of restricted stock, deferred stock and performance shares (collectively referred to as “incentive awards”), but only stock option awards and restricted stock awards will be outstanding pursuant to awards granted under Aimco’s prior plan and converted into awards of AIR at the time of the Separation.

Administration, Amendment and Termination

The AIR Compensation Committee is responsible for administering the 2007 Plan. The AIR Compensation Committee includes all independent directors, and all AIR Compensation Committee members are both “independent directors,” as defined by Rule 16b-3 under the Exchange Act, and “non-employee directors,” for purposes of Section 162(m) of the Code. The AIR Compensation Committee has the authority to interpret the 2007 Plan, determine the terms and conditions of incentive awards and make all other determinations necessary and/or advisable for the administration of the 2007 Plan. The AIR Compensation Committee may, with the consent of a participant, amend the terms of any existing incentive award previously granted to the participant, in a manner consistent with the 2007 Plan. The AIR Compensation Committee may also authorize loans to participants in connection with the grant of incentive awards, on terms and conditions determined solely by the AIR Compensation Committee. However, in order to comply with the Sarbanes-Oxley Act of 2002, Aimco will not provide loans to executive officers.

AIR’s board of directors may amend, alter, suspend, discontinue, or terminate the 2007 Plan; provided that no such amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if such approval is necessary to comply with any tax, securities or regulatory law or requirement with which AIR’s board of directors intends the 2007 Plan to comply; provided, further, that AIR’s board of directors may not reduce the exercise price of outstanding options by amending the terms of such options without first obtaining approval from AIR’s stockholders.

Unless earlier terminated by AIR’s board of directors, the 2007 Plan will expire on the tenth anniversary of the effective date.

Death, Termination of Employment; Restrictions on Transfer

The AIR Compensation Committee will provide in the incentive award agreements whether and to what extent incentive awards will be exercisable upon termination of employment or service for any reason, including death or disability, of any participant in the 2007 Plan.

Incentive awards will not be transferable by a participant except by will or the laws of descent and distribution, pursuant to a qualified domestic relations order, as defined under the Code, or ERISA, or the rules thereunder, and will be exercisable during the lifetime of a participant only by such participant or his guardian or legal representative; provided that the AIR Compensation Committee may provide otherwise for the transferability of stock options under such terms and conditions as the AIR Compensation Committee determines and sets forth in the award agreement. Incentive awards will not be transferable for value.

Stock Options

Stock options granted under the 2007 Plan may be incentive stock options intended to qualify as ISOs or NSOs which do not so qualify. Subject to the 2007 Plan, the AIR Compensation Committee determines the number of shares to be covered by each option and the conditions and limitations applicable to the exercise of the option. The AIR Compensation Committee determines the exercise price of AIR Common Stock that is subject to an option on the date the option is granted. The exercise price may not be less than the fair market value of AIR Common Stock on the date of grant. The term of options will be determined by the AIR Compensation Committee and may not exceed 10 years from the date of grant; provided that the term of an ISO granted to a 10% holder may not exceed five years from the date of grant.

Stock Appreciation Rights

SARs may be granted under the 2007 Plan either alone or in conjunction with all or part of any incentive award under the 2007 Plan. Subject to the 2007 Plan, the AIR Compensation Committee determines the number of shares to be covered by each SAR award, the grant price thereof and the conditions and limitations applicable to the exercise thereof. A SAR granted under the 2007 Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of AIR Common Stock over a specified price fixed by the AIR Compensation Committee (which price may not be less than the fair market value of AIR Common Stock on the date of grant).

Restricted Stock, Deferred Stock, and Performance Shares

Subject to the 2007 Plan, the AIR Compensation Committee determines the number of shares to be covered by awards of restricted stock, deferred stock or performance shares, the grant price thereof and the conditions and limitations applicable to the exercise thereof. Restricted stock granted under the 2007 Plan is nontransferable and subject to a substantial risk of forfeiture until specific conditions are met as set forth in the 2007 Plan and in any statement evidencing the grant. A grant of deferred stock creates a right to receive AIR Common Stock at the end of a specified deferral period. Performance shares are shares of AIR Common Stock subject to restrictions based upon the attainment of performance objectives.

Securities Subject to Plan

Shares subject to the unexercised portion of any incentive award that expires, terminates or is canceled and shares issued pursuant to an incentive award that we reacquire will again become available for the grant of further incentive awards under the 2007 Plan. However, shares that are surrendered or withheld as payment of either the exercise price of an incentive award and/or withholding taxes in respect of such an award will not be returned to the 2007 Plan and the reserve will be reduced by the full number of shares exercised pursuant to the grant of SARs, regardless of the number of shares upon which payment is made. The 2007 Plan provides that the maximum number of shares with respect to which incentive awards may be granted to any individual in any given calendar year is 100% of the shares.

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend or other change in corporate structure affecting AIR Common Stock, a substitution or adjustment will be made in (i) the kind and aggregate number of shares reserved for issuance under the 2007 Plan, (ii) the kind, number and option price of shares subject to outstanding stock options granted under the 2007 Plan, and (iii) the kind, number and purchase price of shares issuable pursuant to awards of restricted stock, deferred stock and performance shares, to maintain the same estimated fair value of the award before and after the equity restructuring. The form of such adjustment and estimate of fair value shall be determined by the AIR Compensation Committee, in its sole discretion. Such other substitutions or adjustments will be made respecting awards hereunder as may be determined by the AIR Compensation Committee, in its sole discretion. An adjusted option price will also be used to determine the amount payable by AIR in connection with SARs awarded under the 2007 Plan. In addition, the AIR Compensation Committee may provide, in its discretion, for the cancellation of any outstanding incentive awards and payment in cash or other property in exchange therefor.

Federal Income Tax Consequences

The federal income tax consequences relating to the incentive awards will be the same as those described above with respect to the federal income tax consequences of the respective incentive awards under the 2020 Plan (see the section entitled “Apartment Income REIT Corp. 2020 Stock Award and Incentive Plan––Federal Income Tax Consequences”).

New Plan Benefits

As noted above, the sole purpose of the 2007 Plan will be to govern the terms of equity awards granted pursuant to one of Aimco’s prior equity plans that shall be assumed in connection with the Separation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of immediately prior to the applicable Separation, all of the outstanding shares of AIR Common Stock will be directly owned by Aimco and all of the outstanding New OP Units will be directly owned by AIR OP. In connection with the Separation, AIR OP will distribute all of the outstanding New OP Units to holders of AIR OP Common Units, including AIR and AIR OP GP (with AIR and AIR OP GP further distributing their New OP Units to Aimco), on a pro rata basis. Thereafter, Aimco will distribute all of the outstanding AIR Common Stock to Aimco common stockholders as of the record date on a pro rata basis.

The following table provides information with respect to the expected beneficial ownership of AIR Common Stock immediately following the Separation by (1) each person who we believe will be a beneficial owner of more than 5% of the outstanding shares of AIR Common Stock, (2) each of our directors and named executive officers, and (3) all directors, director nominees and executive officers as a group. We based the share amounts on each person’s beneficial ownership of Aimco Common Stock as of October 28, 2020, unless we indicate some other basis for the share amounts, and assuming a distribution ratio of one share of AIR Common Stock for each one share of Aimco Common Stock.

To the extent our directors and officers own Aimco Common Stock at the completion of the Separation, they will participate in the Separation on the same terms as other holders of Aimco Common Stock.

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the Separation, AIR will have outstanding an aggregate of 148,865,947 shares of AIR Common Stock on a fully diluted basis, based upon 148,865,947 shares of Aimco Common Stock outstanding as of October 28, 2020, applying the distribution ratio of one share of AIR Common Stock for each one share of Aimco Common Stock held as of the record date, and without accounting for cash in lieu of fractional shares.

Name and Address(1) of Beneficial Owner	Number of shares of AIR Common Stock(2)		Percentage of AIR Common Stock Outstanding(3)	Number of AIR OP Partnership Units(4)		Percentage Ownership of AIR(5)
Directors and Executive Officers:
Terry Considine	1,068,485	(6)	0.72%	2,472,312	(7)	2.24%
Thomas L. Keltner	44,249		*	—		*
Robert A. Miller	84,342		*	—		*
Devin I. Murphy	2,400		*	—		*
Kathleen M. Nelson	45,129		*	—		*
John D. Rayis	2,427		*	—		*
Ann Sperling	9,019		*	—		*
Michael A. Stein	47,622		*	—		*
Nina A. Tran	16,056		*	—		*
Lisa Cohn	170,269		*	—		*
Keith Kimmel	103,661	(8)	*	—		*
Paul Beldin	128,314	(9)	*	—		*
Conor Wagner	—		—	—		—
All directors and executive officers as a group (13 persons)	1,721,973	(10)	1.16%	2,472,312		2.63%

Name and Address(1) of Beneficial Owner	Number of shares of AIR Common Stock(2)		Percentage of AIR Common Stock Outstanding(3)	Number of AIR OP Partnership Units(4)	Percentage Ownership of AIR(5)
5% or Greater Holders:
The Vanguard Group, Inc.	24,394,914	(11)	16.39%	—	15.50%
100 Vanguard Blvd.
Malvern, Pennsylvania 19355
BlackRock Inc.	12,539,197	(12)	8.42%	—	7.97%
55 East 52nd Street
New York, New York 10055
Cohen & Steers, Inc.	11,538,241	(13)	7.75%	—	7.33%
280 Park Avenue 10th Floor
New York, New York 10017
State Street Corporation	8,610,439	(14)	5.78%	—	5.47%
One Lincoln Street
Boston, Massachusetts 02111
FMR LLC	8,600,643	(15)	5.78%	—	5.47%
245 Summer Street
Boston, Massachusetts 02110

*	Less than 0.5%
(1)	The address of all the directors and executive officers listed above are in the care of Apartment Income REIT Corp., 4582 S. Ulster Street, Suite 1700, Denver, CO 80237.
(2)	Excludes shares of AIR Common Stock issuable upon redemption of AIR OP Common Units.
(3)

Represents the number of shares of AIR Common Stock beneficially owned by each person divided by the total number of shares of AIR Common Stock outstanding. Any shares of AIR Common Stock that may be acquired by a person within 60 days upon the exercise of options, warrants, rights or conversion privileges or pursuant to the power to revoke, or the automatic termination of, a trust, discretionary account or similar arrangement are deemed to be beneficially owned by that person and are deemed outstanding for the purpose of computing the percentage of outstanding shares of AIR Common Stock owned by that person, but not any other person.

(4)

Through Sub REIT 2, AIR acts as general partner of AIR OP, the operating partnership in AIR’s structure. At the completion of the Separation, AIR will hold approximately 95% of the AIR OP Common Units. Upon amendment of the AIR OP limited partnership agreement, generally, after a holding period of 12 months, AIR OP Common Units may be tendered for redemption and, upon tender, may be acquired by AIR for shares of AIR Common Stock at an exchange ratio of one share of AIR Common Stock for AIR OP Common Unit (subject to adjustment). If AIR acquired all AIR OP Common Units for AIR Common Stock (without regard to the ownership limits set forth in AIR’s Charter), these shares of AIR Common Stock would constitute approximately 5% of the then outstanding shares of AIR Common Stock. AIR OP Common Units are subject to certain restrictions on transfer.

(5)

Represents the number of shares of AIR Common Stock beneficially owned, divided by the total number of shares of AIR Common Stock outstanding, assuming, in both cases, that all 8,479,095 AIR OP Common Units outstanding immediately after the Separation, are redeemed in exchange for shares of AIR Common Stock (notwithstanding any holding period requirements, and AIR’s ownership limits). See note (4) above.

(6)

Includes the following shares of which Mr. Considine disclaims beneficial ownership: 33,998 shares held by Mr. Considine’s spouse; and 166,660 shares held by a non-profit foundation in which Mr. Considine has shared voting and investment power. Also includes 686,948 shares subject to options that are exercisable within 60 days

(7)

Includes 543,207 AIR OP Common Units held by Mr. Considine. Includes 179,735 AIR OP Common Units held by an entity in which Mr. Considine has sole voting and investment power, 1,591,672 AIR OP Common Units held by Titahotwo Limited Partnership RLLLP, a registered limited liability limited partnership for which Mr. Considine serves as the general partner and holds a 0.5% ownership interest, and 157,698 AIR OP Common Units held by Mr. Considine’s spouse, for which Mr. Considine disclaims beneficial ownership.
(8)	Includes 14,588 shares subject to options that are exercisable within 60 days.
(9)	Includes 17,425 shares subject to options that are exercisable within 60 days.
(10)	Includes 718,961 shares subject to options that are exercisable within 60 days.
(11)

Beneficial ownership information is based on information contained in an Amendment No. 17 to Schedule 13G filed with the SEC on February 11, 2020, by The Vanguard Group, Inc. According to the schedule, The Vanguard Group, Inc. has sole voting power with respect to 340,288 shares and sole dispositive power with respect to 24,055,031 shares of Aimco Common Stock and shared voting power with respect to 172,206 shares of Aimco Common Stock and shared dispositive power with respect to 339,883 shares of Aimco Common Stock.

(12)

Beneficial ownership information is based on information contained in Schedule 13G filed with the SEC on February 5, 2020, by BlackRock Inc. According to the schedule, BlackRock Inc. has sole voting power with respect to 11,662,589 shares of Aimco Common Stock.

(13)

Beneficial ownership information is based on information contained in Schedule 13G filed with the SEC on February 14, 2020, by Cohen & Steers, Inc. on behalf of itself and affiliated entities. According to the schedule, Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. (which is held 100% by Cohen & Steers, Inc.) have sole voting power over 6,588,989 shares of Aimco Common Stock and have sole dispositive power over 11,538,241 shares of Aimco Common Stock.

(14)

Beneficial ownership information is based on information contained in Schedule 13G filed with the SEC on February 13, 2020, by State Street Corporation. According to the schedule, State Street Corporation has shared voting power with respect to 7,199,364 shares of Aimco Common Stock.

(15)	Beneficial ownership information is based on information contained in Schedule 13G filed with the SEC on February 7, 2020, by FMR LLC.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Relationship between Aimco and AIR

Following the Separation

After the Separation, we and Aimco will operate as two, focused and independent companies. To set forth our relationship from and after the Separation, we and Aimco intend to enter into certain other agreements prior to the Separation, including, among others, the Separation Agreement, the Employee Matters Agreement, the Master Leasing Agreement, and certain other agreements. In addition, we will enter into the Master Services Agreement with Aimco, pursuant to which we will provide Aimco with customary administrative and support services, and the Property Management Agreements with Aimco, pursuant to which we will provide Aimco with property management services and other property-related services. We will also be the beneficiaries of three-year, $534 million, notes payable by Aimco’s subsidiary, New Sub REIT. See “Our Relationship with Aimco Following the Separation.”

Although each of AIR and Aimco will have an independent board of directors and independent management and will be incentivized to make decisions that are in the best interests of its respective business, Mr. Considine, along with Messrs. Miller and Stein, will serve on both AIR’s and Aimco’s boards of directors, however, such directors will recuse themselves from voting as members of either board of directors during the approval or disapproval of any transactions between the two companies.

Procedures for Approval of Related Person Transactions

We recognize that related person transactions can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the best interests of AIR and our stockholders. Accordingly, as a general matter, it is our preference to avoid related person transactions. Nevertheless, we recognize that there are situations where related person transactions may be in, or may not be inconsistent with, the best interests of AIR and our stockholders. The Nominating and Corporate Governance Committee, pursuant to a written policy approved by the AIR board of directors, has oversight for related person transactions. The Nominating and Corporate Governance Committee will review transactions, arrangements or relationships in which (1) the aggregate amount involved will or may be expected to exceed $100,000 in any calendar year, (2) AIR (or any AIR entity) is a participant, and (3) any related party has or will have a direct or indirect interest (other than an interest arising solely as a result of being a director of another corporation or organization that is a party to the transaction or a less than 10 percent beneficial owner of another entity that is a party to the transaction). The Nominating and Corporate Governance Committee will also give its standing approval for certain types of related person transactions such as certain employment arrangements, director compensation, transactions with another entity in which a related person’s interest is only by virtue of a non-executive employment relationship or limited equity position, and transactions in which all stockholders receive pro rata benefits.

In addition, pursuant to our Property Management Agreements, Master Services Agreement, and Master Leasing Agreement with Aimco, certain transactions, arrangements, or relationships between or among us and our subsidiaries and affiliates, on the one hand, and Aimco and its subsidiaries and affiliates, on the other hand, will be subject to (x) the approval of a majority of our independent directors and (y) the approval of a majority of Aimco’s independent directors.

OUR RELATIONSHIP WITH AIMCO FOLLOWING THE SEPARATION

After the Separation, we and Aimco will operate as two, focused and independent companies. To set forth our relationship from and after the Separation, we expect to enter into the following agreements with Aimco, among others: the Separation Agreement, the Employee Matters Agreement, the Property Management Agreements, the Master Services Agreement, and the Master Leasing Agreement.

The Separation Agreement, the Employee Matters Agreement, the Property Management Agreements, the Master Services Agreement, and the Master Leasing Agreement are material agreements that are described below and have been filed as exhibits to the registration statement on Form 10, of which this information statement is a part, and summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. The terms of the agreements described below that will be in effect at the completion of and following the Separation have not yet been finalized. Changes to these agreements, some of which may be material, may be made prior to the Separation.

Separation Agreement

The Separation Agreement will contain the key provisions relating to the Separation of AIR’s assets and liabilities from Aimco. It will also contain other agreements that govern certain aspects of our relationship with Aimco and its subsidiaries that will continue after the Separation.

Transfer of Assets and Assumption of Liabilities

The Separation Agreement will allocate the assets and liabilities of Aimco prior to the Separation between us and Aimco and describe when and how any required transfers and assumptions of assets and liabilities will occur.

The Separation

The Separation Agreement will govern the rights and obligations of the parties regarding the Separation. On the distribution date, Aimco will distribute, on a pro rata basis, all of the shares of AIR Common Stock to Aimco’s stockholders as of the record date.

Conditions

The Separation Agreement will provide that the Separation is subject to multiple customary conditions that must be satisfied or waived by Aimco, in its sole discretion. For further information regarding these conditions, see “The Separation—Conditions to the Separation.” Even if all of the conditions have been satisfied, Aimco may, in its sole discretion, terminate and abandon the Separation or any related transaction at any time prior to the distribution date.

Access to Information

The Separation Agreement will provide that the parties will exchange, for a period of seven years, certain information required to comply with requirements imposed on the requesting party by a government authority for use in any proceeding or to satisfy audit, accounting, claims defense, regulatory filings, litigation or similar requirements, for use in compensation, benefit or welfare plan administration or other bona fide business purposes, or to comply with its obligations under the Separation Agreement or any ancillary agreement. In addition, the parties will use commercially reasonable efforts to make available to each other directors, officers, other employees, and agents as witnesses in any legal, administrative, or other proceeding in which the other party may become involved to the extent reasonably required.

Releases, Allocation of Liabilities, and Indemnification

The Separation Agreement will provide for a full and complete release and discharge of all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur, or any conditions existing or alleged to have existed at or before the Separation, between Aimco and us, except as expressly set forth in the Separation Agreement.

The Separation Agreement will provide that (other than with respect to tax liabilities, whose treatment is described below) (i) AIR OP will indemnify Aimco and its affiliates and each of their respective current and former directors, officers, employees, and agents against any and all losses relating to (a) liabilities arising out of our business and operations, whether arising before, at, or after the Separation (and certain other liabilities allocated to AIR or AIR OP pursuant to the Separation Agreement), (b) any breach by us of any provision of the Separation Agreement or any ancillary agreement, and (c) any untrue statement or alleged untrue statement of a material fact or omission, or alleged omission, to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to information contained in the registration statement or the document (other than information that relates solely to Aimco’s business), and (ii) that New OP will indemnify us and our affiliates and each of our respective current and former directors, officers, employees, and agents against any and all losses relating to (a) liabilities of Aimco as of the Separation (other than liabilities arising out of our business and operations, whether arising before, at, or after the Separation (and certain other liabilities allocated to AIR or AIR OP pursuant to the Separation Agreement)), (b) any breach by Aimco of any provision of the Separation Agreement or any ancillary agreement, and (c) any untrue statement or alleged untrue statement of a material fact or omission, or alleged omission, to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to information contained in the registration statement on Form 10, of which this information statement is a part, but only if such information relates solely to Aimco’s business.

The Separation Agreement will provide that (a) AIR OP will assume liability for (and indemnify Aimco and its affiliate with respect to) property taxes on AIR properties, all other taxes related to AIR entities, and all taxes and costs arising from challenges to the intended tax treatment of the transactions, if any (although all parties agree to use commercially reasonable efforts to mitigate the net economic impact of any tax treatment challenge), and (b) New OP will assume liability for (and indemnify AIR and its affiliates with respect to) all property taxes with respect to the properties that will be held by Aimco after the Separation, all transfer taxes arising from transfer of such properties, and all other taxes related to the entities that will be owned (directly or indirectly) by Aimco after the Separation.

The Separation Agreement will also establish dispute resolution procedures with respect to claims subject to indemnification and related matters.

Termination

The Separation Agreement will provide that it may be terminated, and the Separation may be abandoned at any time by Aimco prior to the distribution.

Expenses

Except as expressly set forth in the Separation Agreement or in any ancillary agreement, or otherwise agreed in writing, AIR OP will be responsible for all costs and expenses incurred and payable on or prior to the distribution date in connection with the Separation, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the Separation, as well as costs and expenses incurred by either party prior to, on or after the distribution date with respect to the execution and delivery of our credit facilities. Except as expressly set forth in the Separation Agreement or in any ancillary agreement, or as otherwise agreed in writing, all costs and expenses that arise or are payable after the distribution date in connection with the Separation will otherwise be paid by the party that incurs the applicable costs and expenses.

Employee Matters Agreement

In connection with the Separation Agreement, Aimco, AIR, and AIR OP will enter into an Employee Matters Agreement to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters.

The Employee Matters Agreement will govern Aimco’s and AIR’s compensation and employee benefit obligations relating to employees of AIR and Aimco following the closing of the transactions, and it generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs for such employees between Aimco and AIR. The Employee Matters Agreement will provide that AIR will establish compensation and benefit plans and programs (or assume sponsorship of Aimco compensation and benefit plans) for the AIR employees, at the times set forth therein.

The Employee Matters Agreement will also outline how any equity awards relating to shares of Aimco Common Stock will be adjusted to reflect the impact of the Separation. Specifically, it is expected that each outstanding time or performance-vesting Aimco equity award will be converted into awards both of shares of Aimco Common Stock and of shares of AIR Common Stock. The number of shares of Aimco Common Stock or AIR Common Stock subject to each converted award will be determined in a manner intended to preserve the aggregate value of the original Aimco equity award as measured immediately before the Separation. Similarly, the Employee Matters Agreement will also outline how equity awards relating to units of AIR OP will be adjusted to reflect the impact of the distribution of New OP Units. As with the Aimco equity awards, it is expected that each outstanding time or performance-vesting AIR OP equity award will be converted into awards both of units of AIR OP and of units of New OP. The number of units of AIR OP and the number of units in New OP subject to each converted award will be determined in a manner intended to preserve the aggregate value of the original AIR OP equity award as measured immediately before the distribution of New OP Units.

The Employee Matters Agreement also will set forth the general principles relating to employee matters, including with respect to the assignment of employees, employee benefits, recognition of employee service credit under the AIR benefit plans.

Property Management Agreement

Pursuant to the Property Management Agreements, AIR will, through its subsidiaries, provide Aimco and its subsidiaries with certain property management and related services at a majority of the properties owned or leased by Aimco and its subsidiaries. Pursuant to the Property Management Agreements, Aimco will be obligated to pay to AIR a property management fee based on an agreed percentage of revenue collected and such other fees as may be mutually agreed for various other services. The initial term of each Property Management Agreement will be one (1) year, with automatic one (1) year renewal periods, unless either party elects to terminate (for any reason or no reason whatsoever) at any time upon delivery of 60 days’ prior written notice to the other party. Neither party will be obligated to pay to the other party a termination fee or other penalty upon such termination.

Master Services Agreement

Pursuant to the Master Services Agreement, AIR and its subsidiaries will provide Aimco and its subsidiaries with customary administrative and support services to be set forth in a services schedule. AIR and its subsidiaries will not unreasonably withhold, delay, or condition their consent to providing additional services to the extent (i) such services are provided as of immediately prior to the distribution of New OP Units and (ii) AIR is able to cause such services to be provided without unreasonable difficulty and without violation of law or contract, in each case, other than certain excluded services (e.g., legal, financial, accounting, insurance, regulatory and tax advice, and services provided under the Property Management Agreements). AIR and its subsidiaries will provide the services at a relative level of service (in terms of quantity and quality, subject to increases consistent with the reasonably foreseeable natural growth of the business of Aimco and its subsidiaries) substantially similar to the services provided during the 12 months prior to the distribution of New OP Units. Aimco and its subsidiaries will pay AIR’s and its subsidiaries’ fully-burdened costs (including internal allocated costs) in performing the services. Services will be provided until termination of the Master Services Agreement. Aimco or, at any time after December 31, 2023, AIR may terminate any or all services on 60 days’ prior written notice.

Master Leasing Agreement

In connection with the Separation Agreement, New OP and AIR OP (or their applicable subsidiaries) will enter into a Master Leasing Agreement that will govern the leasing arrangement between the parties; the initial term of the Master Leasing Agreement will be 18 months, with automatic annual extensions (subject to each party’s right to terminate prior to the end of any such extension term). The Master Leasing Agreement will provide that each time the parties thereto wish to execute a lease for a particular property, such parties will cause their applicable affiliates to execute a stand-alone lease, in the lease form attached as an exhibit to the Master Leasing Agreement (each, a “Lease”).

Immediately upon the completion of the Separation, a Lease will be executed for each of the Initial Leased Properties. Additional properties that are in need of redevelopment or lease-up may be added to the Master Leasing Agreement and become subject to a Lease, upon agreement of the parties to the Master Leasing Agreement, in accordance with the terms thereof. The initial annual rent for a property will be based on the then-current fair market value of the subject property and market NOI cap rates, subject to certain adjustments, and will be further subject to periodic escalation as set forth in the applicable Lease. Aimco or its applicable subsidiary will have the right to terminate any such Lease prior to the end of its term once the leased property is stabilized. In connection with such an early termination, AIR or its applicable subsidiary will generally have an option (and not an obligation) to pay Aimco and its subsidiaries an amount equal to the difference between the then-current fair market value of such property and the initial fair market value of such property at the commencement of the Lease term, at a small discount thereto; if AIR or its applicable subsidiary does not exercise such option, Aimco or its applicable subsidiary will have the right to cause such property to be sold to a third party (by AIR and Aimco), with AIR guaranteed to receive an amount attributable to the property without such improvements and Aimco retaining any excess proceeds. In the event of such sale of the property, Aimco may also elect to purchase the property at a purchase price equal to the fair market value thereof at the time of lease inception (and may subsequently sell the property to a third party, subject to AIR’s right of first refusal during the first year following Aimco’s acquisition).

Right of First Offer/Purchase Option

During the term of the Master Leasing Agreement, and in accordance with the terms thereof, AIR OP will have (a) a purchase option (an “Option”) with respect to any real property owned or, subject to the consent of the landlord, leased by Aimco or its subsidiaries for which redevelopment has been substantially completed by Aimco (if applicable) and that has reached a specified occupancy level for a minimum time period, and (b) a right of first offer (a “ROFO”) on stabilized properties that Aimco is under contract to purchase from third parties; provided that, no ROFO or Option will apply to any such transfers in respect of the Excluded Seed Properties, the Separate Portfolio Assets, or properties leased from AIR pursuant to the Master Leasing Agreement. Additionally, neither the ROFO nor the Option will apply to transfers of shares of stock in Aimco, certain customary exceptions for transfers to controlled affiliates, and distributions in kind to the stockholders of Aimco. The ROFO and Option rights shall each terminate concurrently with the termination of the Master Leasing Agreement.

In the event AIR OP exercises either its Option or its ROFO with respect to a property and the parties proceed to a sale of such property, then, (a) in the event of an Option property, AIR OP will pay an amount equal to the then-current fair market value and, (b) in the case of a ROFO for a stabilized property that Aimco is under contract to purchase, AIR OP will acquire such property for an amount equal to 101% of the sum of the agreed-upon purchase price plus out of pocket costs. If AIR OP declines to exercise its ROFO or its Option, as applicable, Aimco may offer the property to a third party on the same terms as those offered to AIR OP (or, in the case of a stabilized property that Aimco is under contract to purchase, Aimco may proceed with the acquisition of such property at the agreed-upon purchase price). Any purchase of an Aimco asset by AIR OP pursuant to a ROFO or an Option will be accompanied by a pre-closing tax liability indemnity by Aimco in favor of AIR OP.

Notes Receivable from Aimco

After the distribution of New OP Units but prior to the distribution of AIR Common Stock, AIR OP and its subsidiaries will sell their interests in James-Oxford LP (other than a less than 5% common interest) to New OP’s subsidiary, New Sub REIT, in exchange for the Notes, with an aggregate principal amount equal to approximately $534 million. After the completion of the Separation, the Notes will be obligations of New Sub REIT payable to subsidiaries of AIR.

The Notes will mature on January 31, 2024, and will be secured by New Sub REIT’s equity interests in James-Oxford LP, the partnership that directly or indirectly holds the Separate Portfolio Assets. The Notes will bear interest at a rate of 5.2% per annum, payable quarterly on January 1, April 1, July 1, and October 1, commencing on April 1, 2021. Upon a change of control of New Sub REIT, New Sub REIT will be obligated to repay the Notes at a price equal to 100% of the principal outstanding, plus accrued and unpaid interest and any other amounts outstanding under the Notes. In addition, if New Sub REIT sells any of the Separate Portfolio Assets (or any other properties held directly or indirectly, by James-Oxford LP in the future that may be substituted for such Separate Portfolio Assets pursuant to the terms of the agreement the Notes were issued under) or any of the equity interests in James-Oxford LP or its subsidiaries that hold the Separate Portfolio Assets, New Sub REIT will be obligated to repay a portion of the Notes in an amount equal to the net cash proceeds received from the sale of such properties or equity interests. The Notes are senior secured obligations of New Sub REIT and will rank senior to all other senior obligations of New Sub REIT to the extent of the value of the collateral under the Notes and will rank pari passu with all other senior unsubordinated obligations of New Sub REIT to the extent the amount of such obligations exceed the value of the collateral under the Notes. The Notes are not guaranteed and as a result, recourse is limited to New Sub REIT and its assets (including the collateral). The Notes will contain certain representations, warranties, covenants, and events of default.

DESCRIPTION OF AIR’S CAPITAL STOCK

AIR’s charter and bylaws will be amended and restated in connection with the Separation. The following is a summary description of the material terms of AIR’s capital stock as will be set forth in AIR’s charter and bylaws, as amended and restated, together with Maryland law, that will govern the rights of holders of AIR Common Stock upon the consummation of the Separation.

While the following attempts to describe the material terms of our capital stock, the description may not contain all of the information that is important to you and is subject to, and is qualified in its entirety by reference to, our charter and bylaws, the applicable provisions of the Maryland General Corporation Law (“MGCL”), and other applicable Maryland law. You are encouraged to read the full text of our charter and bylaws, the forms of which will be included as exhibits to the registration statement on Form 10, of which this information statement is a part, as well as the provisions of the MGCL and other applicable Maryland law.

Certain Differences between the Rights of Aimco Stockholders and AIR Stockholders

AIR, a Maryland corporation, will elect and intends to qualify to be subject to tax as a REIT commencing with its initial taxable year ending December 31, 2020. Maryland was chosen as our domicile due to Maryland being the leading jurisdiction for the incorporation or formation of REITs, with a vast majority of all publicly traded REITs having been formed under Maryland law. Certain provisions of Maryland law that may be deemed more favorable to REITs than other jurisdictions for incorporation, such as Delaware, include (i) the absence of a franchise tax and (ii) the ability of the board of directors to increase authorized capital stock and effect certain reverse stock split transactions without approval by stockholders. Maryland law also permits directors of a Maryland corporation to be indemnified in circumstances where directors of a Delaware corporation could not be indemnified, which we believe may be helpful in attracting and retaining qualified independent directors.

Aimco is also incorporated under and governed by Maryland law. AIR will have generally modeled its corporate governance after that of Aimco. The chart below provides a summary comparison of certain of the corporate governance features applicable to each of Aimco and AIR.

	Aimco	AIR
Election of Directors	Annual (but we expect that, prior to the Separation, the Aimco board of directors will take action such that this would, if in effect on the date hereof, be annual for 1/3 of the Board until 2024, then annually for the entire Board)	Annual (for 1/3 of the Board) until 2022, then annually for the entire Board

Size of the Board of Directors	No less than 3	No less than 3

General Voting Standard	Majority	Majority

Voting Standard for Election of Directors in Uncontested Elections	Majority of the votes cast standard with director resignation policy	Majority of the votes cast standard with director resignation policy

Voting Standard to Amend Bylaws	Board of directors (by a majority of the entire board) or stockholders (by holders of two-thirds of outstanding shares)	Board of directors (by a majority of the entire board) or stockholders (by holders of two-thirds of outstanding shares)

Voting Standard to Amend Key Provisions of Bylaws	Stockholder (2/3)	Stockholder (2/3)

Voting Standard to Amend Certain Key Provisions of Charter	Stockholder (2/3)	Stockholder (2/3)

	Aimco	AIR

Blank Check Preferred Stock	Yes	Yes

Separate Chairman and Chief Executive Officer	No (but we expect that, in connection with the Separation, this will be “Yes”)	Yes
All Directors other than Chief Executive Officer are Independent	Yes (but we expect that, in connection with the Separation, this will be “No” as Mr. Considine will continue as a director but will no longer serve as CEO)	Yes

Stockholders Authorized to Call a Special Meeting of Stockholders	Yes
	(upon written request by holders of not less than 25% of the outstanding shares entitled to vote on the business proposed to be transacted thereat (but we expect that, prior to the Separation, the Aimco board of directors will take action such that reference to “25%” above would be replaced with “a majority”, if in effect on the date hereof))	Yes (upon written request by holders of not less than a majority of the outstanding shares entitled to vote on the business proposed to be transacted thereat)

Stockholder Action Via Written Consent Without a Meeting	Must be unanimous	Must be unanimous

Restrictions on Ownership of Common Stock	Yes (related to REIT qualification)	Yes (related to REIT qualification)

Anti-Takeover Statutes (Control Share Acquisition Statute; Freeze-Out with Fair Price Provision Statute)	Aimco has not opted out of the control share acquisition statute; Aimco has not opted out of the freeze-out out with fair price provision statute	AIR has not opted out of the control share acquisition statute; AIR has not opted out of the freeze-out out with fair price provision statute

Unsolicited Takeovers Statute (e.g., self-classification of board of directors)	No (but it is expected that, prior to the Separation, Aimco’s board of directors will (1) opt into the Unsolicited Takeovers Statute (self-classifying the board) and (2) opt out of the Unsolicited Takeovers statute effective as of the 2024 annual meeting of stockholders)	AIR has opted out of the Unsolicited Takeovers Statute, effective as of the 2022 annual meeting of stockholders, and may not opt back into such statute without stockholder approval

Voting Standard for Certain Business Combinations with Interested Stockholders (Beneficial Holders of more than 10% of Outstanding Voting Stock) Set Forth in Charter	80% of the voting stock and 2/3 of the voting stock excluding the interested stockholder. Supermajority vote does not apply if combination meets fair price requirement.	80% of the voting stock and 2/3 of the voting stock excluding the interested stockholder. Supermajority vote does not apply if combination meets fair price requirement.

Board Authorized to Increase the Authorized Capital Stock without Stockholder Approval	No	Yes

General

Following the Separation, our authorized stock will consist of 1,021,175,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Immediately following the Separation, based on the number of shares of Aimco Common Stock outstanding on a fully diluted basis as of October 28, 2020, AIR expects to have approximately 148,865,947 shares of AIR Common Stock outstanding on a fully diluted basis and 20 shares of Class A Preferred Stock outstanding on a fully diluted basis. The actual number of shares of AIR Common Stock to be distributed will be determined on the record date and will reflect any changes in the number of shares of Aimco Common Stock between October 28, 2020, and the record date.

Power to Reclassify Our Unissued Shares

Our board of directors will have the power, without stockholder approval, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, to authorize us to issue additional authorized but unissued shares of common stock or preferred stock and to classify and reclassify any unissued shares of our common stock or preferred stock into other classes or series of stock, including one or more classes or series of common stock or preferred stock that have priority with respect to voting rights, dividends, or upon liquidation over shares of our common stock. Prior to the issuance of shares of each new class or series, our board of directors will be required by the MGCL and our charter to set, subject to the provisions of our charter regarding restrictions on transfer and ownership of stock, the terms, preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends, or other distributions, qualifications, or terms or conditions of redemption for each class or series of stock.

Common Stock

Holders of shares of AIR Common Stock are entitled to receive dividends, if, when, and as declared by the board of directors of AIR, out of funds legally available therefor. The holders of shares of AIR Common Stock, upon any voluntary or involuntary liquidation, dissolution or winding up of or any distribution of the assets of AIR, are entitled to receive ratably any assets remaining after payment in full of all liabilities of AIR and any liquidation preferences of preferred stock. The shares of AIR Common Stock possess voting rights for the election of directors of AIR and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of shares of AIR Common Stock do not have cumulative voting rights in the election of directors, which means that holders of more than 50% of the shares of AIR Common Stock voting for the election of directors can elect all of the directors if they choose to do so and the holders of the remaining shares cannot elect any directors. Holders of shares of AIR Common Stock do not have preemptive rights, which means that they have no right to acquire any additional shares of AIR Common Stock that may be issued by AIR at a subsequent date.

Computershare Trust Company, N.A. will serve as transfer agent and registrar of the common stock.

Preferred Stock

Under our charter, our board of directors may from time to time establish and cause us to issue one or more classes or series of preferred stock and set the terms, preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends, or other distributions, qualifications, or terms or conditions of redemption of such classes or series. Accordingly, our board of directors, without stockholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, may adversely affect the voting and other rights of the holders of our common stock, and could have the effect of delaying, deferring, or preventing a change of control of our company or other corporate action.

Our charter authorizes the issuance of up to 1,000,000 shares of our Class A Preferred Stock, par value $0.01 per share. At the closing of the Separation and related transactions, we will have issued 20 shares of Class A Preferred Stock with an aggregate liquidation preference of $2 million. The Class A Preferred Stock ranks senior to the AIR Common Stock with respect to the payment of dividends and distributions upon liquidation, dissolution or winding up. The Class A Preferred Stock will entitle the holders thereof to cumulative cash dividends payable quarterly in an amount of 8.5% per annum for 4 years, which rate will increase by 50 bps per annum in each of years 5, 6, and 7 after the issuance, and by 25 bps per annum in each of years 8 through 27, after which time the annual dividend rate will remain 15%. We may, at our option at any time on or after the fifth anniversary of the issue date, redeem the Class A Preferred Stock at any time in whole, or from time to time in part, at a price per share (the “Preferred Stock Redemption Price”) equal to the liquidation preference, plus any accrued but unpaid dividends to, but excluding, the date of redemption. Substantially concurrently with the occurrence of a Change of Control (as defined in our charter), we must redeem all of the outstanding shares of Class A Preferred Stock for cash at a price per share equal to the Preferred Stock Redemption Price. Except as described above, the shares of Class A Preferred Stock have no stated maturity, are not subject to any sinking fund and will remain outstanding indefinitely. Holders of shares of Class A Preferred Stock generally do not have any voting rights. However, certain material adverse changes to the terms of the Class A Preferred Stock cannot be made without the affirmative vote of at least 66 2/3% of the outstanding shares of Class A Preferred Stock.

Restrictions on Transfer and Ownership of AIR Stock

For AIR to qualify as a REIT, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Because the board of directors of AIR believes that it is essential for AIR to continue to qualify as a REIT and to provide additional protection for AIR’s stockholders in the event of certain transactions, the board of directors of AIR will have adopted provisions of the charter restricting the acquisition of shares of AIR’s capital stock.

The relevant sections of AIR’s charter will provide that, subject to the exceptions and the constructive ownership rules described below, no “person” (as defined in our articles of incorporation) may beneficially or constructively own, or be deemed to beneficially or constructively own by virtue of the attribution rules in the Code and Rule 13d-3 under the Exchange Act, more than 8.7%, by value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock (which restriction we refer to as the “common stock ownership limit”), or 8.7% in aggregate value of the outstanding shares of all classes and series of our capital stock, including our common stock and preferred stock (which restriction we refer to as the “aggregate stock ownership limit”).

For purposes of calculating the amount of stock owned by a given individual, the individual’s AIR Common Stock and limited partnership interests in AIR OP will be aggregated. Under certain conditions, the board of directors of AIR may waive the ownership limits.

In addition to the ownership limits described above, AIR’s charter will prohibit any person from (i) beneficially or constructively owning shares of AIR capital stock that would result in our being “closely held” under section 856(h) of the Code (ii) transferring shares of AIR capital stock if such transfer would result in shares of our capital stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution) our capital stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution); (iii) beneficially or constructively owning shares of AIR stock to the extent such beneficial or constructive ownership in a tenant of AIR’s real property that is described in Section 856(d)(2)(B) of the Code if the income derived by AIR from such tenant would cause AIR to fail to satisfy any of the gross income requirements of Section 856(c) of the Code; (iv) beneficially or constructively owning shares of AIR capital stock if such ownership would result in Air’s failing to qualify as a REIT; and (v) beneficially or constructively owning shares of stock to the extent such beneficial ownership of stock would result in AIR failing to qualify as a “domestically controlled qualified investment entity” within the meaning of section 897(h) of the Code. We refer to these restrictions together as the “ownership limits.”

Our board of directors may, in its sole discretion, exempt a person from the ownership limits and certain other limits on the ownership of our capital stock described above, and may establish a different limit on ownership for any such person. However, in no event may the 15% ownership limitation applicable to Mr. Considine be waived In order to be considered by the board of directors for exemption or a different limit on ownership, a person must make such representations and undertakings as are reasonably necessary to ascertain that such person’s beneficial or constructive ownership of our capital stock will not jeopardize our ability to qualify as a REIT under the Code and must agree that any violation or attempted violation of such representations or undertakings (or other action that is contrary to the ownership limits or the other limits on ownership of our capital stock described above) will result in the shares of capital stock being automatically transferred to a trust as described below. As a condition of its waiver, the board of directors may require an opinion of counsel or IRS ruling satisfactory to the board of directors with respect to our qualification as a REIT and may impose such other conditions as it deems appropriate in connection with the granting of the exemption or a different limit on ownership.

In connection with the waiver of the ownership limits or at any other time, our board of directors may, in its sole discretion, from time to time increase the ownership limits for one or more persons and decrease the ownership limits for all other person. Reduced ownership limits will not apply to any person whose percentage ownership of the total outstanding shares of our common stock or of the total outstanding shares of all classes and series of our capital stock, as applicable, is in excess of such decreased ownership limits until such time as such person’s percentage of total outstanding shares of our common stock or of the total outstanding shares of all classes and series of our capital stock, as applicable, equals or falls below the decreased ownership limits. However, any further acquisition of shares of our common stock or capital stock, as applicable, in excess of such percentage ownership of the total outstanding shares of our common stock or of the total outstanding shares of all classes and series of our capital stock would be in violation of the ownership limits.

As a condition of such waiver, the AIR board of directors may require opinions of counsel satisfactory to it or an undertaking from the applicant with respect to preserving the REIT status of AIR. If shares of capital stock in excess of the ownership limits, or shares of common stock that would cause the REIT to be beneficially owned by fewer than 100 persons, or that would result in AIR being “closely held” within the meaning of Section 856(h) of the Code, or that would otherwise result in AIR failing to qualify as a REIT or failing to qualify as a “domestically controlled qualified investment entity” within the meaning of section 897(h) of the Code are issued or transferred to any person, such issuance or transfer shall be null and void to the intended transferee, and the intended transferee would acquire no rights to the stock.

Shares of capital stock transferred in excess of the ownership limits or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIR. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the ownership limits or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (1) such transferee’s original purchase price (or the market value of such shares on the date of the violative transfer if purportedly acquired by gift or devise) and (2) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of stock held in such trust are purchasable by AIR for a 90-day period at a price equal to the lesser of the price paid for the stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the stock on the date that AIR determines to purchase the stock. The 90-day period commences on the date of the violative transfer or the date that the board of directors of AIR determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of capital stock bear a legend referring to the restrictions described above.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate the foregoing restrictions on transferability and ownership will be required to give notice to us immediately and provide us with such other information as AIR may request to determine the effect, if any, of such transfer on AIR’s qualification as a REIT and to ensure compliance with the ownership limits.

In addition to the foregoing, if AIR’s board of directors determines that a proposed or purported transfer would violate the restrictions on ownership and transfer of our capital stock set forth in AIR’s charter, the board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such violation, including but not limited to, causing AIR to repurchase shares of our capital stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

All persons who own, directly or by virtue of the attribution provisions of the Code and Rule 13d-3 under the Exchange Act, more than a specified percentage of the outstanding shares of capital stock must file a written statement or an affidavit with AIR containing the information specified in the AIR charter within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to AIR in writing such information with respect to the direct, indirect, and constructive ownership of shares as the board of directors of AIR deems appropriate or necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

The restrictions on ownership and transfer of capital stock described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for AIR Common Stock or otherwise be in the best interests of AIR’s stockholders.

The restrictions on transfer and ownership described above and the other provisions described below, along with other provisions of the MGCL, alone or in combination, could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger, or other change in control of us that might involve a premium price for shares of AIR Common Stock or otherwise be in the best interest of our stockholders, and could increase the difficulty of consummating any offer.

Amendments to Our Charter and Bylaws and Approval of Extraordinary Actions

Under Maryland law, a Maryland corporation generally cannot amend its charter, merge, consolidate, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on such matter, except that the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on such matter is required to amend the provisions of our charter relating to the removal of directors, which also requires two-thirds of all votes entitled to be cast on the matter, and to amend the provisions of our charter relating to the vote required to amend the removal provisions. Our board of directors will have the exclusive power to adopt, alter or repeal any provision of our bylaws or to make new bylaws.

Maryland law permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation.

Classified Board

Our Charter will provide that our Board will be initially divided into three classes. The three classes will be denominated as Class I, Class II, and Class III. Class I will serve until the 2021 annual meeting of our stockholders, at which annual meeting such Class will be elected to a term expiring at the 2022 annual meeting of our stockholders. Class II and Class III will serve until the 2022 annual meeting of our stockholders. Commencing with the 2022 annual meeting of our stockholders, our board of directors will no longer be classified, and each director shall be elected annually for a term of one year expiring at the next succeeding annual meeting. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer, or otherwise attempting to gain control of us.

Removal of Directors

Our charter provides that our directors may be removed only for cause, as defined in our charter, and then only by at least two-thirds of the votes entitled to be cast generally in the election of directors.

Size of Board and Vacancies

Our amended and restated bylaws will provide that the board of directors will consist of not less than three nor greater than nine directors, the exact number of which will be fixed exclusively by the board of directors. Any vacancies created in the board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office, or other cause will be filled by a majority of the directors then in office, even if the remaining directors do not constitute a quorum. Any director elected by the board of directors to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy has occurred and until his or her successor is elected and qualifies.

Business Combinations

Under Maryland law, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or transfer or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns, directly or indirectly, (1) 10% or more of the voting power of the corporation’s shares or (2) is an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation (an “Interested Stockholder”), or an affiliate or associate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation, voting together as a single voting group, and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder or an affiliate or associate of the Interested Stockholder with whom the business combination is to be effected, unless, among other conditions, the corporation’s stockholders receive a specified minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. For purposes of determining whether a person is an Interested Stockholder of AIR, interests in AIR OP that are held by limited partners other than AIR or “LP Units” will be treated as beneficial ownership of the shares of common stock that may be issued in exchange for the LP Units when such LP Units are tendered for redemption. The Maryland business combination statute could have the effect of discouraging offers to acquire AIR and of increasing the difficulty of consummating any such offer. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The AIR board of directors does not immediately intend to pass such a resolution.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by an officer of the corporation or by directors who are employees of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person, would entitle the acquiror to exercise voting power, except solely by virtue of a revocable proxy, in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not generally include shares the acquiring person is then entitled to vote that were acquired in good faith and as a result of having previously obtained stockholder approval. For purposes of determining whether a person or entity is an Interested Stockholder of AIR, ownership of LP Units will be treated as beneficial ownership of the shares of common stock that may be issued in exchange for the LP Units when such LP Units are tendered for redemption.

A “control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition, upon the satisfaction of certain conditions (including delivery of an “acquiring person statement” and a written undertaking to pay certain of the corporation’s expenses of a special meeting), may compel the corporation’s board of directors to call a special meeting of stockholders, to be held within 50 days of demand, to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself, at its option, present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may, at its option, redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares were considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the corporation’s charter or bylaws prior to the control share acquisition. No such exemption appears in AIR’s charter or bylaws. The control share acquisition statute could have the effect of discouraging offers to acquire AIR and of increasing the difficulty of consummating any such offer.

Unsolicited Takeovers

Under Maryland law, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject to certain statutory provisions relating to unsolicited takeovers that, among other things, would automatically classify the board into three classes with staggered terms of three years each and vest in the board the exclusive right to determine the number of directors and the exclusive right, by the affirmative vote of a majority, of the remaining directors to fill vacancies on the board, even if the remaining directors do not constitute a quorum. These statutory provisions relating to unsolicited takeovers also provide that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, rather than the next annual meeting of directors as would otherwise be the case, and until his successor is elected and qualified.

Neither our charter nor our bylaws provides that we are subject to any of the foregoing statutory provisions, although our charter and bylaws will contain provisions that have similar effects as the foregoing statutory provisions. For example, our charter will provide that our board of directors will initially be divided into three classes, denominated as Class I, Class II and Class III, with Class I serving until the 2021 annual meeting of our stockholders (at which meeting it will be elected for a term expiring at the next annual meeting of our stockholders) and Class II and Class III serving until the 2022 annual meeting of our stockholders; commencing with the 2022 annual meeting of our stockholders, our board of directors will no longer be classified, and each director shall be elected annually for a term of one year expiring at the next succeeding annual meeting. The classification and staggered terms of office of our directors would make it more difficult for a third party to gain control of our board prior to the 2022 annual meeting of our stockholders. However, our board of directors will resolve substantially concurrent with the Separation that, following the 2022 annual meeting of our stockholders, we will be prohibited from electing to be subject to the foregoing statutory provisions. Accordingly, our board of directors will be prohibited from, following the 2022 annual meeting of our stockholders, electing to classify into three classes without first obtaining stockholder approval.

Dissolution of AIR

Our dissolution must be approved by our board by a majority vote of the entire board and by our stockholders by the affirmative vote of a majority of all the votes entitled to be cast by our stockholders on the matter.

Advance Notice of Director Nominations and New Business; Procedures of Special Meetings Requested by Stockholders

Our bylaws provide that nominations of persons for election to the board and the proposal of business to be considered by stockholders at the annual or special meeting of stockholders may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of the board; or

•

by a stockholder who was a stockholder at the time the notice of meeting was given, and at the time of the meeting, and is entitled to vote at the meeting, and who has complied with the advance notice procedures, including the minimum time period, described in the bylaws.

Our bylaws also provide that only the business specified in our notice of meeting may be brought before a special meeting of stockholders. Our bylaws provide that our stockholders have the right to call a special meeting only upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on the business proposed to be transacted at such meeting.

Proxy Access

Our bylaws permit any stockholder or group of up to 20 stockholders (counting as one stockholder, for this purpose, any two or more funds that are part of the same “qualifying fund group” (as defined in Aimco’s bylaws)) that (i) has owned continuously for at least three years a number of shares of Aimco Common Stock that represents at least 3% of outstanding Aimco Common Stock as of the date the notice of proxy access nomination is delivered to or mailed and received by the Secretary of Aimco in accordance with our Bylaws (the

“Required Shares”), (ii) continues to own the Required Shares through the date of the annual meeting, and (iii) satisfies all of the other requirements of, and complies with all applicable procedures set forth in our Bylaws, to nominate up to a specified number of director nominees in our proxy materials for an annual meeting of stockholders. A nominating stockholder is considered to own only those outstanding shares of Aimco Common Stock as to which the stockholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares. Under this provision, generally borrowed or hedged shares do not count as “owned” shares. Further, to the extent not otherwise excluded pursuant to this definition of ownership, a nominating stockholder’s “short position” as defined in Rule 14e-4 under the Exchange Act is deducted from the shares otherwise “owned.” If a group of stockholders is aggregating its stockholdings in order to meet the 3% ownership requirement, the ownership of the group will be determined by aggregating the lowest number of shares continuously owned by each member during the three-year holding period.

The maximum number of stockholder nominees permitted under the proxy access provisions of our bylaws shall not exceed the greater of two or 20% of the directors in office as of the last day a notice of nomination may be timely received. If the 20% calculation does not result in a whole number, the maximum number of stockholder nominees is the closest whole number below 20%. If one or more vacancies occurs for any reason after the nomination deadline and our board decides to reduce the size of our board in connection therewith, the 20% calculation will be calculated based on the number of directors in office as so reduced. Stockholder-nominated candidates whose nomination is withdrawn or whom the board determines to include in our proxy materials as board-nominated candidates will be counted against the 20% maximum. In addition, any director in office as of the nomination deadline who was included in our proxy materials as a stockholder nominee for either of the two preceding annual meetings and whom our board decides to renominate for election to the board also will be counted against the 20% maximum.

Notice of a nomination pursuant to the proxy access provisions of our bylaws must be received no earlier than 150 days and no later than 120 days before the anniversary of the date that we distributed our proxy statement for the previous year’s annual meeting of stockholders.

A stockholder nominee will not be eligible for inclusion in our proxy materials if any stockholder has nominated a person pursuant to the advance notice provision of our bylaws, if the nominee would not be independent, if the nominee’s election would cause us to violate our bylaws, our charter or any applicable listing standards, laws, rules or regulations, if the nominee is or has been an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, within the past three years, if the nominee is a named subject of a pending criminal proceeding or has been convicted in such a criminal proceeding within the past 10 years, if the nominee is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or if the nominee or the stockholder who nominated him or her has provided false and misleading information to us or otherwise breached any of its or their obligations, representations or agreements under the proxy access provisions of our bylaws. Stockholder nominees who are included in our proxy materials but subsequently withdraw from or become ineligible for election at the meeting or do not receive at least 10% of the votes cast in the election will be ineligible for nomination under the proxy access provisions of our bylaws for the next two years. A nomination made under the proxy access provisions of our bylaws will be disregarded at the annual meeting under certain circumstances described in our bylaws.

Transfer Agent and Registrar

After the Separation, the registrar and transfer agent for AIR Common Stock will be Computershare Trust Company, N.A.

Listing

AIR intends to apply to list AIR Common Stock on the NYSE under the ticker symbol “AIRC.”

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision that limits the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active or deliberate dishonesty that is established by a final judgment and that is material to the cause of action. Our charter contains a provision that limits, to the maximum extent permitted by Maryland law, the liability of our directors and officers to us and our stockholders for money damages. This provision does not limit our right or that of our stockholders to obtain equitable relief, such as injunction or rescission.

Our charter and bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses before a final disposition of a proceeding to (1) any individual who is a present or former director or officer of ours and who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity; or (2) any individual who, while one or our directors or officers and at our request, serves or has served as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws authorize us, with the approval of our board, to provide indemnification and advancement of expenses to our agents and employees.

Maryland law requires a Maryland corporation (unless otherwise provided in its charter, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in that capacity unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (2) a written undertaking by him or her, or on his or her behalf, to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

We will enter into indemnification agreements with certain of our officers and directors. The indemnification agreements with our officers and directors generally offer substantially the same scope of coverage afforded by our charter and bylaws. In addition, as contracts, these indemnification agreements provide greater assurance to our officers and directors that indemnification will be available because they cannot be modified unilaterally in the future by the board of directors or the stockholders to eliminate the rights that they provide.

In respect to our obligations to provide indemnification to directors and officers for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DESCRIPTION OF AIR OP PARTNERSHIP UNITS AND SUMMARY OF AIR OP PARTNERSHIP AGREEMENT

The following description sets forth some general terms and provisions of the AIR OP partnership agreement. The following description of the AIR OP partnership agreement is qualified in its entirety by the terms of the agreement.

General

AIR OP is a limited partnership organized under the provisions of the Delaware Revised Uniform Limited Partnership Act, as amended from time to time, or any successor to such statute (the “Delaware Act”), and upon the terms and subject to the conditions set forth in its agreement of limited partnership. AIR OP GP, a wholly owned subsidiary of AIR, is the sole general partner of AIR OP.

Purpose And Business

The purpose and nature of AIR OP is to conduct any business, enterprise or activity permitted by or under the Delaware Act, including, but not limited to, (i) conducting the business of ownership, construction, development, and operation of multifamily rental apartment communities, (ii) entering into any partnership, joint venture, business trust arrangement, limited liability company, or other similar arrangement to engage in any business permitted by or under the Delaware Act, or to own interests in any entity engaged in any business permitted by or under the Delaware Act, (iii) conducting the business of providing property and asset management and brokerage services, whether directly or through one or more partnerships, joint ventures, subsidiaries, business trusts, limited liability companies, or other similar arrangements, and (iv) doing anything necessary or incidental to the foregoing; provided, however, such business and arrangements and interests may be limited to and conducted in such a manner as to permit AIR, in the sole and absolute discretion of the general partner, at all times to be classified as a REIT.

Management By The General Partner

Except as otherwise expressly provided in the AIR OP partnership agreement, all management powers over the business and affairs of AIR OP are exclusively vested in the general partner. No limited partner of AIR OP or any other person to whom one or more AIR OP Common Units, LTIP Units, and partnership preferred units (“AIR OP Preferred Units,” and, collectively with AIR OP Common Units, and LTIP Units, “Units”) have been transferred (each, an “assignee”) may take part in the operations, management or control (within the meaning of the Delaware Act) of AIR OP’s business, transact any business in AIR OP’s name or have the power to sign documents for or otherwise bind AIR OP. The general partner may not be removed by the limited partners with or without cause, except with the consent of the general partner. In addition to the powers granted to a general partner of a limited partnership under applicable law or that are granted to the general partner under any other provision of the AIR OP partnership agreement, the general partner, subject to the other provisions of the AIR OP partnership agreement, has full power and authority to do all things deemed necessary or desirable by it to conduct the business of AIR OP, to exercise all powers of AIR OP and to effectuate the purposes of AIR OP. AIR OP may incur debt or enter into other similar credit, guarantee, financing or refinancing arrangements for any purpose (including, without limitation, in connection with any acquisition of properties) upon such terms as the general partner determines to be appropriate. The general partner is authorized to execute, deliver, and perform specific agreements and transactions on behalf of AIR OP without any further act, approval or vote of the limited partners.

Restrictions on General Partner’s Authority

The general partner may not take any action in contravention of the AIR OP partnership agreement. The general partner may not, without the prior consent of the limited partners, undertake, on behalf of AIR OP, any of the following actions or enter into any transaction that would have the effect of such transactions: (i) except as provided in the partnership agreement, amend, modify or terminate the partnership agreement other than to reflect the admission, substitution, termination or withdrawal of partners; (ii) make a general assignment for the benefit of creditors or appoint or acquiesce in the appointment of a custodian, receiver or trustee for all or any part of the assets of AIR OP; (iii) institute any proceeding for bankruptcy on behalf of AIR OP; or (iv) subject to specific exceptions, approve or acquiesce to the transfer of the AIR OP general partner interest, or admit into AIR OP any additional or successor general partners.

Additional Limited Partners

The general partner is authorized to admit additional limited partners to AIR OP from time to time, on terms and conditions and for such capital contributions as may be established by the general partner in its reasonable discretion. The net capital contribution need not be equal for all partners. No action or consent by the limited partners is required in connection with the admission of any additional limited partner. The general partner is expressly authorized to cause AIR OP to issue additional interests (i) upon the conversion, redemption, or exchange of any debt, Units, or other securities issued by AIR OP, (ii) for less than fair market value, so long as the general partner concludes in good faith that such issuance is in the best interests of the general partner and AIR OP, and (iii) in connection with any merger of any other entity into AIR OP if the applicable merger agreement provides that persons are to receive interests in AIR OP in exchange for their interests in the entity merging into AIR OP. Subject to Delaware law, any additional partnership interests may be issued in one or more classes, or one or more series of any of such classes, with such designations, preferences, and relative, participating, optional, or other special rights, powers, and duties as shall be determined by the general partner, in its sole and absolute discretion without the approval of any limited partner, and set forth in a written document thereafter attached to and made an exhibit to the partnership agreement. Without limiting the generality of the foregoing, the general partner has authority to specify (a) the allocations of items of partnership income, gain, loss, deduction, and credit to each such class or series of partnership interests; (b) the right of each such class or series of partnership interests to share in distributions; (c) the rights of each such class or series of partnership interests upon dissolution and liquidation of AIR OP; (d) the voting rights, if any, of each such class or series of partnership interests; and (e) the conversion, redemption, or exchange rights applicable to each such class or series of partnership interests. No person may be admitted as an additional limited partner without the consent of the general partner, which consent may be given or withheld in the general partner’s sole and absolute discretion.

Indemnification

To the fullest extent permitted by applicable law, AIR OP shall indemnify each Indemnitee (as defined in the AIR OP partnership agreement) from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, attorney’s fees and other legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits, or proceedings, civil, criminal, administrative, or investigative, that relate to the operations of AIR OP as set forth in the AIR OP partnership agreement in which such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise; provided, however, that AIR OP shall not indemnify an Indemnitee (i) for willful misconduct or a knowing violation of the law or (ii) for any transaction for which such Indemnitee received an improper personal benefit in violation or breach of any provision of the AIR OP partnership agreement.

Outstanding Classes Of Units

As of October 28, 2020, AIR OP had issued and outstanding the following partnership interests:

Class	Units Outstanding	Quarterly Distribution per Unit	Liquidation Preference per Unit
Common partnership common units held by Aimco	148,865,947.00	$0.41	N/A
Common partnership common units held by third party	6,476,095.52	$0.41	N/A
Class I High Performance partnership units	2,002,999.00	$0.41	N/A
Class One partnership preferred units	90,000.00	$2.00	$91.43
Class Two partnership preferred units	11,121.78	$0.12	$25.00
Class Three partnership preferred units	1,313,927.18	$0.492	$25.00
Class Four partnership preferred units	644,954.00	$0.500	$25.00
Class Six partnership preferred units	773,693.00	$0.531	$25.00
Class Seven partnership preferred units	26,150.00	$0.492	$25.00
Class Nine partnership preferred units	78,956.00	$0.375	$25.00
LTIP I units	135,650.00	$0.041	N/A
LTIP II units	2,224,684.00	$.0082	N/A

Distributions

Subject to the rights of holders of any outstanding AIR OP Preferred Units, the AIR OP partnership agreement requires the general partner to cause AIR OP to distribute quarterly all, or such portion as the general partner may in its sole and absolute discretion determine (provided such amount may not be less than the aggregate Preferred Return Shortfall (as defined in the AIR OP partnership agreement) of all AIR OP Common Units held by all non-AIR holders), of Available Cash (as defined in the AIR OP partnership agreement) generated by AIR OP during such quarter to the general partner, the special limited partner, and the other holders of AIR OP Common Units on the record date established by the general partner with respect to such quarter, as follows:

•

First, to the non-AIR holders of Partnership Common Units as of the record date for such distribution, in accordance with the Preferred Return Shortfalls of their Partnership Common Units, until the aggregate Preferred Return Shortfall applicable to all Partnership Common Units held by the non-AIR holders is zero;

•

Second, to AIR and its subsidiaries other than AIR OP (the “AIR Partners”) and its subsidiaries in accordance with the Preferred Return Shortfalls of their Partnership Common Units, until the aggregate Preferred Return Shortfall applicable to all Partnership Common Units held by the AIR Partners is zero; and

•

Third, (i) the non-AIR holders Sharing Percentage (as defined in the AIR OP partnership agreement) to the non-AIR holders, and (ii) the AIR Partners Sharing Percentage to the AIR Partners, in each case, allocated among them based on their ownership of Partnership Common Units.

Holders of any AIR OP Preferred Units issued in the future may have priority over the general partner, the special limited partner, and holders of Units with respect to distributions of Available Cash, distributions upon liquidation, or other distributions.

The general partner in its sole and absolute discretion may distribute to the limited partners Available Cash on a more frequent basis and provide for an appropriate record date. The partnership agreement requires the general partner to take such reasonable efforts, as determined by it in its sole and absolute discretion and consistent with AIR’s requirements for qualification as a REIT, to cause AIR OP to distribute amounts sufficient to enable the AIR Partners to transfer funds to AIR that, together with amounts received by AIR from sources other than AIR OP, will allow AIR to pay stockholder dividends that will (i) satisfy the requirements, or the REIT requirements, for qualifying as a REIT under the Code and the applicable regulations promulgated by the

U.S. Treasury Department, or the Treasury Regulations, and (ii) avoid any U.S. federal income or excise tax liability of AIR.

While some of the debt instruments to which AIR OP will be a party, including its credit facilities, may contain restrictions on the payment of distributions to the holders of the Units (collectively, the “AIR OP Unitholders”), the debt instruments will allow AIR OP to distribute sufficient amounts to enable the general partner and special limited partner to transfer funds to AIR that are then used to pay stockholder dividends thereby allowing AIR to meet the requirements for qualifications as a REIT under the Code.

Distributions in Kind

No right is given to any non-AIR holder to demand and receive property other than cash as provided in the AIR OP partnership agreement. The general partner may determine, in its sole and absolute discretion, to make a distribution in kind of AIR OP assets (a) to all AIR OP Unitholders, in which case such assets shall be distributed in such a fashion as to ensure that the fair market value is distributed and allocated in accordance with the AIR OP partnership agreement, or (b) only to AIR Partners and not to any non-AIR holders if, after giving effect to such distribution to AIR Partners, the net asset value of AIR OP, as reasonably determined by the general partner in good faith, would exceed 200% of the sum of (i) the product of (x) the number of AIR OP Common Units then held by non-AIR holders, (y) the value of a share of AIR Common Stock, and (z) the Adjustment Factor (as defined in the AIR OP partnership agreement), and (ii) the aggregate liquidation preference of all outstanding AIR OP Preferred Units (all calculated as of the date of such distribution).

Distributions Upon Liquidation

Subject to the rights of holders of any outstanding AIR OP Preferred Units, net proceeds from the sale or other disposition of all or substantially all of its assets in a transaction that will lead to a liquidation of AIR OP or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of AIR OP, or a Terminating Capital Transaction (as defined in the AIR OP partnership agreement), and any other cash received or reductions in reserves made after commencement of the liquidation of AIR OP, will be distributed to the AIR OP Unitholders in accordance with the AIR OP partnership agreement.

Restricted Distributions

The AIR OP partnership agreement prohibits AIR OP and the general partner, on behalf of AIR OP, from making a distribution to any AIR OP Unitholder on account of its interest in Units if such distribution would violate Section 17-607 of the Delaware Act or other applicable law.

Allocations Of Net Income And Net Loss

AIR OP Common Units

Net Income (as defined in the AIR OP partnership agreement) and Net Loss (as defined in the AIR OP partnership agreement) of AIR OP will be determined and allocated with respect to each fiscal year of AIR OP as of the end of each such year. Except as otherwise provided in the AIR OP partnership agreement, an allocation to an AIR OP Unitholder of a share of Net Income or Net Loss will be treated as an allocation of the same share of each item of income, gain, loss, or deduction that is taken into account in computing Net Income or Net Loss. Except as otherwise provided in the AIR OP partnership agreement, all Net Income and Net Loss for any relevant fiscal year (or other taxable year or taxable period) will be allocated in the manner and order of priority specified in the AIR OP partnership agreement. The AIR OP partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise provided in the AIR OP partnership agreement and subject to the terms of any outstanding AIR OP Preferred Units, for U.S. federal income tax purposes under the Code and the Treasury Regulations, each partnership item of income, gain, loss, and deduction will be allocated among the AIR OP Unitholders in the same manner as its correlative item of “book” income, gain, loss, or deduction is allocated under the AIR OP partnership agreement.

AIR OP Preferred Units

Net income will be allocated to the holders of AIR OP Preferred Units for any fiscal year (and, if necessary, subsequent fiscal years) to the extent that the holders of AIR OP Preferred Units receive a distribution on any AIR OP Preferred Units (other than an amount included in any redemption of AIR OP Preferred Units). If any AIR OP Preferred Units are redeemed, for the fiscal year that includes such redemption (and, if necessary, for subsequent fiscal years) (i) gross income and gain (in such relative proportions as the general partner in its discretion will determine) will be allocated to the holders of AIR OP Preferred Units to the extent that the redemption amounts paid or payable with respect to the AIR OP Preferred Units so redeemed exceeds the aggregate capital contributions (net of liabilities assumed or taken subject to by AIR OP) per AIR OP Preferred Units allocable to the AIR OP Preferred Units so redeemed and (ii) deductions and losses (in such relative proportions as the general partner in its discretion will determine) will be allocated to the holders of AIR OP Preferred Units to the extent that the aggregate capital contributions (net of liabilities assumed or taken subject to by AIR OP) per AIR OP Preferred Units allocable to the AIR OP Preferred Units so redeemed exceeds the redemption amount paid or payable with respect to the AIR OP Preferred Units so redeemed.

Withholding

AIR OP is authorized to withhold from or pay on behalf of or with respect to each limited partner any amount of Federal, state, local or foreign taxes that the general partner determines, in its sole discretion, that AIR OP is required to pay with respect to any amount distributable, allocable or payable to such limited partner under the AIR OP partnership agreement. The AIR OP partnership agreement also provides that any withholding tax amount paid on behalf of or with respect to a limited partner constitutes a loan by AIR OP to such limited partner. This loan is required to be repaid within 15 days after notice to the limited partner from the general partner, and each limited partner grants a security interest in its partnership interest to secure its obligation to pay any partnership withholding tax amounts paid on its behalf or with respect to such limited partner. In addition, under the AIR OP partnership agreement, the partnership may redeem the partnership interest of any limited partner who fails to pay partnership withholding tax amounts paid on behalf of or with respect to such limited partner. Also, the general partner has authority to withhold, from any amounts otherwise distributable, allocable, or payable to a limited partner, the general partner’s estimate of further taxes required to be paid by such limited partner.

Return Of Capital

No partner is entitled to interest on its capital contribution or on such partner’s capital account. Except (i) under the rights of redemption set forth in the AIR OP partnership agreement, (ii) as provided by law, or (iii) under the terms of any outstanding AIR OP Preferred Units, no partner has any right to demand or receive the withdrawal or return of its capital contribution from AIR OP, except to the extent of distributions made under the AIR OP partnership agreement or upon termination of AIR OP. Except to the extent otherwise expressly provided in the AIR OP partnership agreement and subject to the terms of any outstanding AIR OP Preferred Units, no limited partner or assignee will have priority over any other limited partner or assignee either as to the return of capital contributions or as to profits, losses or distributions.

Redemption Rights Of Qualifying Parties

After the first anniversary of becoming a holder of AIR OP Common Units, holders of AIR OP Common Units and some assignees have the right, subject to the terms and conditions set forth in the AIR OP partnership agreement, to require AIR OP to redeem all or a portion of the AIR OP Common Units held by such party in exchange for shares of Aimco Common Stock or a cash amount equal to the value of such shares, as AIR OP may determine. On or before the close of business on the fifth business day after a holder of AIR OP Common Units gives the general partner a notice of redemption, AIR OP may, in its sole and absolute discretion but subject to the restrictions on the ownership of Aimco Common Stock imposed under AIR’s charter and the transfer restrictions and other limitations thereof, elect to cause AIR to acquire some or all of the tendered AIR OP Common Units from the tendering party in exchange for Aimco Common Stock, based on an exchange ratio of one share of Aimco Common Stock for each one AIR OP Common Unit, subject to adjustment as provided in the AIR OP partnership agreement. The AIR OP partnership agreement does not obligate AIR or the general partner to register, qualify, or list any Aimco Common Stock issued in exchange for AIR OP Common Units with the SEC, with any state securities commissioner, department or agency, or with any stock exchange. Aimco Common Stock issued in exchange for AIR OP Common Units under the AIR OP partnership agreement will contain legends regarding restrictions under the Securities Act and applicable state securities laws as Aimco in good faith determines to be necessary or advisable in order to ensure compliance with securities laws. Notwithstanding the foregoing, however, holders of AIR OP Class I High Performance partnership units have the right, subject to the terms and conditions of the AIR OP partnership agreement, to require AIR OP to redeem all or a portion of such units in exchange for an amount of cash per such redeemed unit equal to the lesser of (x) the amount that would be received in respect of such unit if AIR OP sold all of its properties at their fair market value (which may be determined by reference to the value of a share of Aimco Common Stock), paid all of its debts, and distributed the remaining proceeds to the partners as provided in the AIR OP partnership agreement in the event of a winding up of AIR OP, and (y) in certain circumstances, the amount received in a public offering of shares of Aimco Common Stock. Upon receipt of a notice of redemption, AIR OP may, in its sole and absolute discretion but subject to the restrictions on the ownership of common stock imposed under the Aimco charter and the transfer restrictions and other limitations thereof, elect to cause Aimco to acquire some or all of the tendered AIR OP Class I High Performance partnership units in exchange for Aimco Common Stock with a value equivalent to the cash amount described in the preceding sentence.

Notwithstanding the foregoing, it is expected that the AIR OP partnership agreement will be amended prior to the consummation of the Separation to replace each reference to Aimco Common Stock with a reference to AIR Common Stock and each reference to obligations of Aimco in respect thereof with a reference to obligations of AIR (subject to receipt of the requisite approval of AIR OP Unitholders). Assuming such amendment is adopted, each reference in this section entitled “Redemption Rights Of Qualifying Parties” to “Aimco” and “Aimco Common Stock” shall be deemed to be replaced with “AIR” and “AIR Common Stock,” respectively.

Partnership Right To Call Limited Partner Interests

Notwithstanding any other provision of the AIR OP partnership agreement, on and after the date on which the aggregate percentage interests of the limited partners, other than the special limited partner, are less than one percent (1%), AIR OP will have the right, but not the obligation, from time to time and at any time to redeem any and all outstanding limited partner interests (other than the special limited partner’s interest) by treating any limited partner as if such limited partner had tendered for redemption under the AIR OP partnership agreement the amount of AIR OP Common Units specified by the general partner, in its sole and absolute discretion, by notice to the limited partner.

Transfers And Withdrawals

Restrictions On Transfer

The AIR OP partnership agreement restricts the transferability of Units. Any transfer or purported transfer of a Unit not made in accordance with the AIR OP partnership agreement will be null and void ab initio. Until the expiration of one year from the date on which an AIR OP Unitholder acquired Units, subject to some exceptions, such AIR OP Unitholder may not transfer all or any portion of its Units to any transferee without the consent of the general partner, which consent may be withheld in its sole and absolute discretion. After the expiration of one year from the date on which an AIR OP Unitholder acquired Units, such AIR OP Unitholder has the right to transfer all or any portion of its Units to any person, subject to the satisfaction of specific conditions specified in the AIR OP partnership agreement, including the general partner’s right of first refusal.

It is a condition to any transfer (whether or not such transfer is effected before or after the one year holding period) that the transferee assumes by operation of law or express agreement all of the obligations of the transferor limited partner under the AIR OP partnership agreement with respect to such Units, and no such transfer (other than under a statutory merger or consolidation wherein all obligations and liabilities of the transferor partner are assumed by a successor corporation by operation of law) will relieve the transferor partner of its obligations under the AIR OP partnership agreement without the approval of the general partner, in its sole and absolute discretion.

In connection with any transfer of Units, the general partner will have the right to receive an opinion of counsel reasonably satisfactory to it to the effect that the proposed transfer may be effected without registration under the Securities Act, and will not otherwise violate any federal or state securities laws or regulations applicable to AIR OP or the Units transferred.

No transfer by a limited partner of its Units (including any redemption or any acquisition of AIR OP Common Units by the general partner or by AIR OP) may be made to any person if (i) in the opinion of legal counsel for AIR OP, it would result in AIR OP being treated as an association taxable as a corporation, or (ii) such transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code.

AIR OP Class I High Performance Partnership Units

AIR OP Class I High Performance partnership units are subject to different restrictions on transfer. Individuals may not transfer such units except to a family member (or a family-owned entity) or in the event of their death.

Substituted Limited Partners

No limited partner will have the right to substitute a transferee as a limited partner in its place. A transferee of the interest of a limited partner may be admitted as a substituted limited partner only with the consent of the general partner, which consent may be given or withheld by the general partner in its sole and absolute discretion. If the general partner, in its sole and absolute discretion, does not consent to the admission of any permitted transferee as a substituted limited partner, such transferee will be considered an assignee for purposes of the AIR OP partnership agreement. An assignee will be entitled to all the rights of an assignee of a limited partnership interest under the Delaware Act, including the right to receive distributions from AIR OP and the share of Net Income, Net Losses, and other items of income, gain, loss, deduction, and credit of AIR OP attributable to the Units assigned to such transferee, and the rights to transfer the Units provided in the AIR OP partnership agreement, but will not be deemed to be a holder of Units for any other purpose under the AIR OP partnership agreement, and will not be entitled to effect a consent or vote with respect to such Units on any matter presented to the limited partners for approval (such right to consent or vote, to the extent provided in the AIR OP partnership agreement or under the Delaware Act, fully remaining with the transferor limited partner).

Withdrawals

No limited partner may withdraw from AIR OP other than as a result of a permitted transfer of all of such limited partner’s Units in accordance with the AIR OP partnership agreement, with respect to which the transferee becomes a substituted limited partner, or under a redemption (or acquisition by Aimco) of all of such limited partner’s Units.

Restrictions On the General Partner

The general partner may not transfer any of its general partner interest or withdraw from AIR OP unless (i) the limited partners consent or (ii) immediately after a merger of the general partner into another entity, substantially all of the assets of the surviving entity, other than the general partnership interest in AIR OP held by the general partner, are contributed to AIR OP as a capital contribution in exchange for Units.

Amendment of the Partnership Agreement

By the General Partner Without the Consent of the Limited Partners

The general partner has the power, without the consent of the limited partners, to amend the AIR OP partnership agreement as may be required to facilitate or implement any of the following purposes: (i) to add to the obligations of the general partner or surrender any right or power granted to the general partner or any affiliate of the general partner for the benefit of the limited partners; (ii) to reflect the admission, substitution or withdrawal of partners or the termination of AIR OP in accordance with the partnership agreement; (iii) to reflect a change that is of an inconsequential nature and does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement; (iv) to satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling, or regulation of a federal or state agency or contained in federal or state law; (v) to reflect such changes as are reasonably necessary for AIR to maintain its status as a REIT; and (vi) to modify the manner in which capital accounts are computed (but only to the extent set forth in the definition of “Capital Account” in the AIR OP partnership agreement or contemplated by the Code or The Treasury Regulations).

With the Consent of the Limited Partners

Amendments to the AIR OP partnership agreement may be proposed by the general partner or by holders of a majority of the outstanding Units and other classes of units that have the same voting rights as holders of Units, excluding the special limited partner. Following such proposal, the general partner will submit any proposed amendment to the limited partners. The general partner will seek the written consent of a majority in interest of the limited partners on the proposed amendment or will call a meeting to vote thereon and to transact any other business that the general partner may deem appropriate.

Procedures for Actions and Consents of Partners

Meetings of the partners may be called by the general partner and will be called upon the receipt by the general partner of a written request by a majority in interest of the limited partners. Notice of any such meeting will be given to all partners not less than seven days nor more than 30 days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Each meeting of partners will be conducted by the general partner or such other person as the general partner may appoint under such rules for the conduct of the meeting as the general partner or such other person deems appropriate in its sole and absolute discretion. Whenever the vote or consent of partners is permitted or required under the partnership agreement, such vote or consent may be given at a meeting of partners or may be given by written consent. Any action required or permitted to be taken at a meeting of the partners may be taken without a meeting if a written consent setting forth the action so taken is signed by partners holding a majority of outstanding Units (or such other percentage as is expressly required by the AIR OP partnership agreement for the action in question).

Records and Accounting; Fiscal Year

The AIR OP partnership agreement requires the general partner to keep or cause to be kept at the principal office of AIR OP those records and documents required to be maintained by the Delaware Act and other books and records deemed by the general partner to be appropriate with respect to AIR OP’s business. The books of AIR OP will be maintained, for financial and tax reporting purposes, on an accrual basis in accordance with generally accepted accounting principles, or on such other basis as the general partner determines to be necessary or appropriate. To the extent permitted by sound accounting practices and principles, AIR OP, the general partner, and AIR may operate with integrated or consolidated accounting records, operations, and principles. The fiscal year of AIR OP is the calendar year.

Reports

As soon as practicable, but in no event later than 105 days after the close of each calendar quarter and each fiscal year, the general partner will make available to limited partners (which may be done by filing a report with the SEC) a report containing financial statements of AIR OP, or of AIR if such statements are prepared solely on a consolidated basis with AIR, for such calendar quarter or fiscal year, as the case may be, presented in accordance with generally accepted accounting principles, and such other information as may be required by applicable law or regulation or as the general partner determines to be appropriate. Statements included in quarterly reports are not audited. Statements included in annual reports are audited by a nationally recognized firm of independent public accountants selected by the general partner.

Tax Matters Partner and Partnership Representative

The general partner is the “tax matters partner” and “partnership representative” of AIR OP. In such capacity, the general partner is authorized, but not required, to take certain actions on behalf of AIR OP with respect to tax matters and has the sole authority to act on behalf of AIR OP in connection with and make all relevant decisions regarding application of AIR OP audit rules under the Code. In addition, the general partner will arrange for the preparation and timely filing of all returns with respect to partnership income, gains, deductions, losses, and other items required of AIR OP for U.S. federal and state income tax purposes, and will use all reasonable effort to furnish, within 90 days of the close of each taxable year, the tax information reasonably required by limited partners for U.S. federal and state income tax reporting purposes. The limited partners will promptly provide the general partner with such information as may be reasonably requested by the general partner from time to time.

Dissolution and Winding Up

Dissolution

AIR OP will dissolve, and its affairs will be wound up, upon the first to occur of any of the following (each a “liquidating event”): (i) an event of withdrawal, as defined in the Delaware Act (including, without limitation, bankruptcy), of the sole general partner unless, within 90 days after the withdrawal, a “majority in interest” (as such phrase is used in Section 17-801(3) of the Delaware Act) of the remaining partners agree in writing, in their sole and absolute discretion, to continue the business of AIR OP and to the appointment, effective as of the date of withdrawal, of a successor general partner; (ii) an election to dissolve AIR OP made by the general partner in its sole and absolute discretion, with or without the consent of the limited partners; (iii) entry of a decree of judicial dissolution of AIR OP under the provisions of the Delaware Act; (iv) the occurrence of a Terminating Capital Transaction; or (v) the redemption (or acquisition by Aimco, the general partner, or the special limited partner) of all Units other than Units held by the general partner or the special limited partner.

Winding Up

Upon the occurrence of a liquidating event, AIR OP will continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and partners. The general partner (or, in the event that there is no remaining general partner or the general partner has dissolved, become bankrupt within the meaning of the Delaware Act, or ceased to operate, any person elected by a majority in interest of the limited partners) will be responsible for overseeing the winding up and dissolution of AIR OP and will take full account of AIR OP’s liabilities and property, and AIR OP property will be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the general partner, include AIR’s stock) will be applied and distributed in the following order: (i) first, to the satisfaction of all of AIR OP’s debts and liabilities to creditors other than the partners and their assignees (whether by payment or the making of reasonable provision for payment thereof); (ii) second, to the satisfaction of all AIR OP’s debts and liabilities to the general partner (whether by payment or the making of reasonable provision for payment thereof), including, but not limited to, amounts due as reimbursements under the partnership agreement; (iii) third, to the satisfaction of all of AIR OP’s debts and liabilities to the other partners and any assignees (whether by payment or the making of reasonable provision for payment thereof); (iv) fourth, to the satisfaction of all liquidation preferences of outstanding AIR OP Preferred Units, if any; and (v) fifth, the balance, if any, to the general partner, the limited partners, and any assignees in accordance with and in proportion to their positive capital account balances, after giving effect to all contributions, distributions, and allocations for all periods. In the event of a liquidation, holders of AIR OP Class I High Performance partnership units will be specially allocated items of income and gain in an amount sufficient to cause the capital account of such holder to be equal to that of a holder of an equal number of AIR OP Common Units.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the U.S. federal income tax consequences generally applicable to an investment in AIR Common Stock. This summary does not discuss the consequences of an investment in Class A Preferred Stock, AIR OP Common Units, debt securities, or warrants. This summary is based upon the Code, Treasury Regulations, rulings, and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This summary is also based on the assumptions that the operation of AIR, AIR OP, and the limited liability companies and limited partnerships in which they own controlling interests (collectively, the “Subsidiary Partnerships”), subsidiary REITs, and any affiliated entities will be in accordance with their respective organizational documents and partnership agreements. As used in this section, (i) references to “AIR,” “we,” “our,” and “us” mean only AIR and not its subsidiaries or other lower-tier entities, except as otherwise indicated; and (ii) references to Aimco refer to Aimco, New OP, and their consolidated subsidiaries (other than AIR and AIR OP and their consolidated subsidiaries after the completion of the Separation).

This summary is for general information only and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor, or to certain types of investors subject to special tax rules (including financial institutions; insurance companies; broker-dealers; regulated investment companies; partnerships and trusts; persons who hold AIR Common Stock on behalf of other persons as nominees; holders that receive AIR Common Stock through the exercise of stock options or otherwise as compensation; persons holding AIR Common Stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment; and, except to the extent discussed below, tax-exempt organizations, and foreign investors, as determined for U.S. federal income tax purposes). If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds AIR Common Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership, or disposition of AIR Common Stock.

This summary assumes that investors will hold AIR Common Stock as a capital asset (generally, property held for investment). No advance ruling from the IRS has been or will be sought regarding any matter discussed in this information statement. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

The U.S. federal income tax treatment of a particular holder depends upon determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any holder of AIR Common Stock will depend on the holder’s particular tax circumstances. Accordingly, each holder is urged to consult its tax advisor regarding the federal, state, local, and foreign tax consequences of acquiring, holding, exchanging, or otherwise disposing of AIR Common Stock and of AIR’s election to be subject to tax as a real estate investment trust for U.S. federal income tax purposes.

Taxation of AIR

AIR will elect to be taxed as a REIT under the Code commencing with its taxable year ending December 31, 2020, and AIR intends to continue to operate in such a manner as to qualify for taxation as a REIT. We believe that we will be organized, and expect to operate in such a manner as to qualify for taxation, as a REIT. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels, and diversity of stock ownership. Accordingly, no assurance can be given that we will be organized and operate in a manner so as to qualify or remain qualified as a REIT. See “U.S. Federal Income Tax Considerations—Taxation of AIR—Failure to Qualify.”

In connection with the Separation, we expect to receive an opinion of Skadden, Arps to the effect that we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable, us to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of Skadden, Arps will be based on various assumptions relating to our organization and operation, and will be conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, income, and the past, present, and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Skadden, Arps or by us that we will qualify as a REIT for any particular year. See “U.S. Federal Income Tax Considerations—Taxation of AIR—Failure to Qualify.” The opinion will be expressed as of the date issued and will not cover subsequent periods. Skadden, Arps will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented, or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. In addition, the opinion of Skadden, Arps will rely on a separate opinion of Skadden, Arps regarding Aimco’s organization and operation as a REIT, which separate opinion will be subject to the same limitations and qualifications described above with respect to the opinion on our REIT status.

The REIT provisions of the Code are highly technical and complex. The following summary sets forth certain aspects of the provisions of the Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect.

Taxation of REITs in General

Provided AIR qualifies as a REIT, it will generally be entitled to a deduction for dividends that it pays and therefore will not be subject to U.S. federal corporate income tax on its net income that is currently distributed to its stockholders. This deduction for dividends paid substantially eliminates the “double taxation” of corporate income (i.e., taxation at both the corporate and stockholder levels) that generally results from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the stockholder level upon a distribution of dividends by the REIT.

Currently, most U.S. stockholders that are individuals, trusts, or estates are taxed on corporate dividends at a reduced maximum U.S. federal income tax rate. With limited exceptions, however, dividends received by stockholders from AIR or from other entities that are taxed as REITs will generally not be eligible for this rate and will be taxed at rates applicable to ordinary income. See “—Taxation of Stockholders—Taxation of Taxable U.S. Holders—Distributions.”

Any net operating losses, foreign tax credits, and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See “—Taxation of Stockholders—Taxation of Taxable U.S. Holders—Distributions.”

If AIR qualifies as a REIT, it will nonetheless be subject to U.S. federal income tax in the following circumstances:

1.	AIR will be taxed at regular corporate rates on any undistributed “real estate investment trust taxable income,” including undistributed net capital gains.

2.

A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between AIR and its TRSs (as described below) if and to the extent that the IRS successfully asserts that the economic arrangements between AIR and its TRSs are not comparable to similar arrangements between unrelated third parties.

3.

If AIR has net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

4.

If AIR elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” AIR may thereby avoid the 100% prohibited transactions tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate. AIR does not anticipate receiving any income from foreclosure property.

5.

If AIR should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintains its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount based on the magnitude of the failure, adjusted to reflect the profit margin associated with AIR’s gross income.

6.

If AIR should fail to satisfy the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet nonetheless maintains its qualification as a REIT because there is reasonable cause for the failure, and other applicable requirements are met, it may be subject to an excise tax. In that case, the amount of the tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the non-qualifying assets in question multiplied by the highest corporate tax rate if that amount exceeds $50,000 per failure.

7.

If AIR should fail to distribute during each calendar year at least the sum of: (i) 85% of its REIT ordinary income for such year; (ii) 95% of its REIT capital gain net income for such year; and (iii) any undistributed net taxable income from prior periods, AIR will be required to pay a 4% excise tax on the excess of the required distribution over the sum of: (a) the amounts actually distributed; plus (b) retained amounts on which income tax was paid at the corporate level.

8.

AIR may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet the record-keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

9.

If AIR acquires appreciated assets from a corporation that is not a REIT (i.e., a subchapter C corporation) in a transaction in which the adjusted tax basis of the assets in the hands of AIR is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, AIR may be subject to tax on such appreciation at the highest U.S. federal corporate income tax rate then applicable if AIR subsequently recognizes gain on the disposition of any such assets during the five-year period following the acquisition of such assets from the subchapter C corporation.

10.	The earnings of any AIR subsidiary that is taxed as a C corporation (including any TRS) will generally be subject to U.S. federal corporate income tax.

AIR and its subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income taxes, property taxes, and other taxes on their assets and operations. AIR could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust, or association:

1.	that is managed by one or more trustees or directors;

2.	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

4.	that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

5.	the beneficial ownership of which is held by 100 or more persons;

6.

in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities);

7.	that meets other tests described below (including with respect to the nature of its income and assets); and

8.	that makes an election to be taxed as a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. AIR’s articles of incorporation will provide certain restrictions regarding transfers of its shares, which are intended to assist AIR in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that AIR will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above.

To monitor AIR’s compliance with the share ownership requirements, AIR will generally be required to maintain records regarding the actual ownership of its shares. To do so, AIR must demand written statements each year from the record holders of certain percentages of its stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by AIR). A list of those persons failing or refusing to comply with this demand must be maintained as part of AIR’s records. Failure by AIR to comply with these record keeping requirements could subject it to monetary penalties. A stockholder who fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and certain other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. AIR will satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s income for purposes of the asset and gross income tests applicable to REITs as described below, regardless of whether the REIT receives a distribution from the partnership. A REIT’s proportionate share of a partnership’s assets and income is based on its capital interest in the partnership (except that for purposes of the 10% value test, described below, a REIT’s proportionate share of the partnership’s assets is based on its proportionate interest in the equity and certain debt securities issued by the partnership). Similarly, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. Thus, AIR’s proportionate share of the assets and items of income of the Subsidiary Partnerships will be treated as assets and items of income of AIR for purposes of applying the REIT requirements described below.

Substantially all of AIR’s investments will be held indirectly through AIR OP. AIR will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its “real estate investment trust taxable income.” Moreover, for purposes of the REIT asset tests, AIR will include its proportionate share of assets held by the Subsidiary Partnerships.

AIR’s direct and indirect investment in partnerships will involve special tax considerations, including the possibility of a challenge by the IRS of the tax status of any of the Subsidiary Partnerships as a partnership for U.S. federal income tax purposes. If any of these entities were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of AIR’s assets and items of gross income would change and could preclude AIR from satisfying the REIT asset tests and gross income tests (see “—Asset Tests” and “—Income Tests”) and in turn could prevent AIR from qualifying as a REIT unless AIR is eligible for relief from the violation pursuant to relief provisions described below (see “—Failure to Qualify”). In addition, any change in the status of any of the Subsidiary Partnerships for U.S. federal income tax purposes might be treated as a taxable event, in which case AIR might incur a tax liability without any related cash distributions.

If AIR were to be a limited partner or nonmanaging member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize AIR’s status as a REIT or require AIR to pay tax, AIR may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action that could cause AIR to fail a gross income or asset test, and that AIR would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, AIR could fail to qualify as a REIT unless it were entitled to relief, as described below.

In addition, under the Code and the Treasury Regulations, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “Book-Tax Difference”). Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Treasury Regulations provide for a similar allocation of these items to the other (i.e., noncontributing) partners. AIR OP has acquired properties in connection with its formation and subsequent thereto by way of contributions of appreciated property. Consequently, the partnership agreement requires allocations to be made in a manner consistent with these requirements. These rules apply to the contribution by AIR to AIR OP of the cash proceeds received in any offerings of its stock.

In general, a unitholder who has contributed appreciated property to AIR OP will be allocated reduced amounts of depreciation deductions for tax purposes and increased taxable income and gain on the sale by AIR OP or other Subsidiary Partnerships of the contributed properties. This will tend to eliminate the Book-Tax Difference over the depreciable life of the contributed property. However, these special allocations do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. This could cause AIR (a) to be allocated lower depreciation deductions for tax purposes than would be allocated to it if all properties were to have a tax basis equal to their fair market value at the time of contribution and (b) to be allocated lower amounts of taxable loss in the event of a sale of interests in such contributed properties at a book loss, than the economic or book loss allocated to AIR as a result of such sale, with a corresponding benefit to the other partners in AIR OP. These allocations might adversely affect AIR’s ability to comply with the REIT distribution requirements, although AIR does not anticipate that this will occur. These allocations may also affect AIR’s earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had AIR purchased interests in the properties at their agreed values.

With respect to any property purchased or to be purchased by any of the Subsidiary Partnerships (other than through the issuance of units) subsequent to the formation of AIR, such property initially will have a tax basis equal to its fair market value and the special allocation provisions described above will not apply.

Finally, the rules applicable to U.S. federal income tax audits of partnerships (such as AIR OP) provide that, subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. It is possible that these rules could result in AIR OP or other Subsidiary Partnerships in which AIR directly or indirect invests being required to pay additional taxes, interest, and penalties as a result of an audit adjustment, and AIR, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though AIR, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment.

Disregarded Subsidiaries. Most entities that will be wholly owned by AIR, including single member limited liability companies, will generally be disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. In addition, AIR’s indirect interests in certain Subsidiary Partnerships will be held through wholly owned corporate subsidiaries that are organized and operated as “qualified REIT subsidiaries” within the meaning of the Code. A qualified REIT subsidiary is any corporation, other than a TRS as described below, that is wholly owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. If a REIT owns a qualified REIT subsidiary, that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities, and items of income, deduction, and credit of the subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. Each qualified REIT subsidiary, therefore, will not be subject to U.S. federal corporate income taxation, although it may be subject to state or local taxation. Disregarded subsidiaries, along with partnerships in which AIR holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of AIR ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than AIR or another disregarded subsidiary of AIR—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect AIR’s ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Subsidiary REITs. AIR will own interests in one or more corporations that have elected to be taxed as REITs. Provided that each such entity qualifies as a REIT, AIR’s interest in the entity will be treated as a qualifying real estate asset for purposes of the REIT asset tests and any dividend income or gains derived by AIR from such entity will generally be treated as income that qualifies for purposes of the REIT gross income tests. To qualify as a REIT, each such entity will need to independently satisfy the various REIT qualification requirements described in this summary. If such an entity were to fail to qualify as a REIT, and certain relief provisions do not apply, it would be treated as a regular taxable corporation and its income would be subject to U.S. federal income tax. In addition, a failure of the entity to qualify as a REIT would have an adverse effect on AIR’s ability to comply with the REIT income and asset tests, and thus its ability to qualify as a REIT.

Taxable REIT Subsidiaries. A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned (including a corporation owned by AIR OP), to treat such subsidiary corporation as a TRS. A TRS also includes any corporation, other than a REIT, with respect to which a TRS owns securities possessing 35% of the total voting power or total value of the outstanding securities of such corporation. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. As a result, a parent REIT is not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by the TRS is an asset in the hands of the parent REIT, and the REIT recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent’s compliance with the REIT requirements, such entities may be used by the parent REIT to indirectly undertake activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries (for example, activities that give rise to certain categories of income such as management fees or foreign currency gains).

Certain of AIR’s operations (including certain of its property management, asset management, and risk management activities) will be conducted through its TRSs. Because AIR will not be required to include the assets and income of such TRSs in determining AIR’s compliance with the REIT requirements, AIR will use its TRSs to facilitate its ability to offer services and activities to its tenants that are not generally considered as qualifying REIT services and activities. If AIR fails to properly structure and provide such nonqualifying services and activities through its TRSs, its ability to satisfy the REIT gross income requirement, and also its REIT status, may be jeopardized.

A TRS may generally engage in any business except the operation or management of a lodging or health care facility. If any of AIR’s TRSs were deemed to operate or manage a health care or lodging facility, they would fail to qualify as TRSs, and AIR would fail to qualify as a REIT. AIR believes that none of its TRSs will operate or manage any health care or lodging facilities. However, there can be no assurance that the IRS will not contend that any of AIR’s TRSs operate or manage a health care or lodging facility, disqualifying it from treatment as a TRS, and thereby resulting in the disqualification of AIR as a REIT.

Several provisions of the Code regarding arrangements between a REIT and a TRS seek to ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, a TRS is limited in its ability to deduct interest payments made to its REIT owner. In addition, AIR would be obligated to pay a 100% penalty tax on certain payments that it receives from, or on certain expenses deducted by, a TRS if the IRS were to successfully assert that the economic arrangements between AIR and the TRS were not comparable to similar arrangements among unrelated third parties.

A portion of the amounts to be used to fund distributions to stockholders may come from distributions made by AIR’s TRSs to AIR OP and interest paid by the TRSs on certain notes held by AIR OP. In general, TRSs pay U.S. federal, state, and local income taxes on their taxable income at normal corporate rates. Any U.S. federal, state, or local income taxes that AIR’s TRSs are required to pay will reduce AIR’s cash flow from operating activities and its ability to make payments to holders of its securities.

Income Tests

To maintain qualification as a REIT, AIR must annually satisfy two gross income requirements:

•

First, at least 75% of AIR’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness, and certain hedging transactions, generally must be derived from “rents from real property,” dividends received from other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), and gains from the sale of real estate assets, as well as specified income from temporary investments.

•

Second, at least 95% of AIR’s gross income for each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness, and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gains from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents received by AIR directly or through the Subsidiary Partnerships will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. In addition, the amount of rent must not be based in whole or in part on the income or profits of any person. Amounts received or accrued as rent, however, generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or sales. Also, neither AIR nor an actual or constructive owner of 10% or more of AIR’s stock may actually or constructively own 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of all classes of stock of the tenant. Rents AIR receives from such a tenant that is a TRS of AIR’s, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the leased space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by AIR’s other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS.

Moreover, AIR generally must not operate or manage a property (subject to certain exceptions) or furnish or render services to the tenants of such property, other than through an “independent contractor” from which AIR derives no revenue. AIR and its affiliates will be permitted, however, to directly perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, AIR and its affiliates may directly or indirectly provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payments for such services do not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services will be deemed to be at least 150% of the direct cost of providing the services. Moreover, AIR will generally be permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the REIT income requirements. AIR believes that substantially all of the services it will render at its properties will be of the type that are usually or customarily performed in connection with the rental of space and will not be primarily for the benefit or convenience of its tenants. Therefore, AIR believes that its provision of these services will not cause rents received with respect to its properties to fail to qualify as “rents from real property.” Subject to AIR’s ability to provide a de minimis amount of non-customary services to tenants, AIR intends to cause services that are not “usually or customarily rendered,” or that are for the benefit of a particular tenant in connection with the rental of real property, to be provided through a TRS or through an “independent contractor.” However, no assurance can be given that the IRS will concur with AIR’s determination as to whether a particular service is usual or customary, or otherwise in this regard.

Any income or gain derived by AIR directly or through its Subsidiary Partnerships from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests; provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of AIR’s business and that the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test. See “—Derivatives and Hedging Transactions.”

If AIR fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for the year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if AIR’s failure to meet these tests was due to reasonable cause and not due to willful neglect, and AIR attaches a schedule of the sources of its income to its tax return. It is not possible to state whether AIR would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving AIR, AIR will not qualify as a REIT. Even where these relief provisions apply, the Code imposes a tax based upon the amount by which AIR fails to satisfy the particular gross income test.

Asset Tests

AIR, at the close of each calendar quarter of its taxable year, must also satisfy five tests relating to the nature of its assets.

(1)

First, at least 75% of the value of the total assets of AIR must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, “real estate assets” include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, some kinds of mortgage backed securities, and mortgage loans and debt instruments (whether or not secured by real property) that are issued by a “publicly offered REIT” (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act). Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

(2)	Second, the value of any one issuer’s securities owned by AIR may not exceed 5% of the value of AIR’s total assets.

(3)

Third, AIR may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs or qualified REIT subsidiaries, and the value prong of the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% value test, the determination of its interest in the assets of a partnership in which AIR owns an interest will be based on its proportionate interest in the equity and certain debt securities issued by the partnership.

(4)	Fourth, the aggregate value of all securities of TRSs held by AIR may not exceed 20% of the value of AIR’s total assets.

(5)

Fifth, no more than 25% of the value of AIR’s total assets may be represented by “nonqualified publicly offered REIT debt instruments” (i.e., real estate assets that would cease to be real estate assets if debt instruments issued by publicly offered REITs were not included in the definition of real estate assets).

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests, AIR will be treated as owning its proportionate share of the underlying assets of a subsidiary partnership, if it holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset, or other conditions, described below, are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by a non-publicly offered REIT may not so qualify (such debt, however, will not be treated as a “security” for purposes of the 10% value test, as explained below).

Certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer that do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset value test. Such securities include: (i) any loan made to an individual or an estate; (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules); (iii) any obligation to pay rents from real property; (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity; (v) any security (including debt securities) issued by another REIT; and (vi) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in that partnership.

AIR believes that its holdings of securities and other assets will comply with the foregoing REIT asset requirements, and it intends to monitor compliance on an ongoing basis. Generally, independent appraisals have not been obtained to support AIR’s conclusions as to the value of its assets, including AIR OP’s total assets and the value of AIR OP’s interest in the TRSs. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that AIR’s interests in its subsidiaries or in the securities of other issuers will cause a violation of the REIT asset requirements and loss of REIT status.

Certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset tests and other requirements. One such provision allows a REIT that fails one or more of the asset tests to nevertheless maintain its REIT qualification if: (a) it provides the IRS with a description of each asset causing the failure; (b) the failure is due to reasonable cause and not willful neglect; (c) the REIT pays a tax equal to the greater of (i) $50,000 per failure and (ii) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate; and (d) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure or otherwise satisfies the relevant asset tests within that time frame.

A second relief provision contained in the Code applies to de minimis violations of the 10% and 5% asset tests. A REIT may maintain its qualification despite a violation of such requirements if (a) the value of the assets causing the violation do not exceed the lesser of 1% of the REIT’s total assets and $10,000,000, and (b) either (i) the REIT disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure or (ii) the relevant tests are otherwise satisfied within that time frame.

If AIR should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause AIR to lose its REIT status if (1) AIR satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of its assets and the asset test requirements was not wholly or partly caused by an acquisition of non-qualifying assets but instead arose from changes in the market value of its assets. If the condition described in (2) were not satisfied, AIR still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose. No assurance can be given that AIR would qualify for relief under these provisions.

Annual Distribution Requirements

For AIR to qualify as a REIT, AIR will be required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to:

•	the sum of:

•	90% of AIR’s “real estate investment trust taxable income,” computed without regard to the deduction for dividends paid and net capital gain of AIR, and

•	90% of AIR’s net income, if any, (after tax) from foreclosure property (as described below); minus

•	the sum of specified items of non-cash income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before AIR timely files its tax return for the year and if paid with or before the first regular dividend payment after such declaration. In addition, any dividend declared in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month will be treated as both paid by AIR and received by the stockholder on December 31 of such year, so long as the dividend is actually paid by AIR before the end of January of the next calendar year. If AIR ceases to be a “publicly offered REIT,” then in order for distributions to be counted as satisfying the annual distribution requirement, and to give rise to a tax deduction by AIR, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as will be set forth in AIR’s organizational documents.

To the extent that AIR distributes at least 90%, but less than 100%, of its “real estate investment trust taxable income,” as adjusted, it will be subject to tax thereon at ordinary corporate tax rates. In any year, AIR may elect to retain, rather than distribute, its net long-term capital gain and pay tax on such gain. In such a case, AIR’s stockholders would include their proportionate share of such undistributed long-term capital gain in income and receive a corresponding credit for their share of the tax paid by AIR. AIR’s stockholders would then increase the adjusted basis of their AIR shares by the difference between the designated amounts included in their income as long-term capital gains and the tax deemed paid with respect to their shares.

To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of stockholders, of any distributions that are actually made by the REIT, which are generally taxable to stockholders to the extent that the REIT has current or accumulated earnings and profits. See “—Taxation of Stockholders—Taxation of Taxable U.S. Holders—Distributions.”

If AIR should fail to distribute during each calendar year at least the sum of:

•	85% of its REIT ordinary income for such year;

•	95% of its REIT capital gain net income for such year (excluding retained net capital gain); and

•	any undistributed taxable income from prior periods.

AIR would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed plus (y) the amounts of income retained on which AIR has paid U.S. federal corporate income tax.

It is possible that AIR, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (i) the actual receipt of cash (including receipt of distributions from AIR OP) and (ii) the inclusion of certain items in income by AIR for U.S. federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements AIR may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable in-kind distributions of property. Alternatively, AIR can declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash and/or stock to be distributed in such dividend may be subject to limitation. In such case, for U.S. federal income tax purposes, taxable stockholders receiving such dividends will be required to include the full amount of the dividend in income to the extent of AIR’s current and accumulated earnings and profits.

Under certain circumstances, AIR may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in AIR’s deduction for dividends paid for the earlier year. In this case, AIR may be able to avoid losing its REIT status or being taxed on amounts distributed as deficiency dividends; however, AIR will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

Prohibited Transactions

Net income derived by a REIT from a prohibited transaction is subject to a 100% excise tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. AIR intends to conduct its operations so that no asset owned by AIR or its pass-through subsidiaries will be treated as, or as having been, held as inventory or for sale to customers, and that a sale of any such asset will not be in the ordinary course of AIR’s business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the particular facts and circumstances. No assurance can be given that no property sold by AIR will be treated as inventory or as property held for sale to customers or that AIR can comply with certain safe-harbor provisions of the Code that would prevent the imposition of the 100% excise tax. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that AIR acquires as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by AIR and secured by the property; (ii) for which AIR acquired the related loan or lease at a time when default was not imminent or anticipated; and (iii) with respect to which AIR made a proper election to treat the property as foreclosure property. AIR generally will be subject to tax at the maximum corporate rate on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property.

Derivatives and Hedging Transactions

AIR may enter into hedging transactions with respect to interest rate exposure on one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. Except to the extent provided by Treasury Regulations, any income from a hedging transaction (including gain from the sale, disposition, or termination of a position in such a transaction) will not constitute gross income for purposes of the 75% or 95% gross income test if AIR properly identifies the transaction as specified in applicable Treasury Regulations and AIR enters into such transaction (i) in the normal course of AIR’s business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets; (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests; or (iii) in connection with the extinguishment of indebtedness with respect to which AIR has entered into a qualified hedging position described in the foregoing clause (i) or the disposition of property with respect to which AIR entered into a qualified hedging position described in the foregoing clause (ii), primarily to manage the risks of such hedging positions. To the extent that AIR enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. AIR intends to structure any hedging transactions in a manner that will not jeopardize its qualification as a REIT. AIR may conduct some or all of its hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that AIR’s hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, or that AIR’s hedging activities will not adversely affect its ability to satisfy the REIT qualification requirements.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest, or redetermined TRS service income that AIR or its TRSs generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of AIR’s tenants by a TRS, redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to AIR that are in excess of the amounts that would have been deducted based on arm’s-length negotiations, and redetermined TRS service income is income of a TRS attributable to services provided to, or on behalf of, AIR (other than services furnished or rendered to a customer of AIR’s) to the extent such income is lower than the income the TRS would have earned based on arm’s-length negotiations. Rents that AIR receives will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

AIR believes that the fees paid to its TRSs for tenant services will be comparable to the fees that would be paid to an unrelated third party negotiating at arm’s-length. This determination, however, is inherently factual, and the IRS may assert that the fees paid by AIR do not represent arm’s-length amounts. If the IRS successfully made such an assertion, AIR would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Failure to Qualify

If AIR fails to satisfy one or more requirements for REIT qualification other than the income or asset tests, AIR could avoid disqualification if the failure is due to reasonable cause and not to willful neglect, and AIR pays a penalty of $50,000 for each such failure. Relief provisions are available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If AIR fails to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, AIR will be subject to tax on its taxable income at regular corporate rates. Distributions to stockholders in any year in which AIR fails to qualify will not be deductible by AIR nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders that are individuals will generally be taxable at the preferential income tax rates for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction.

Unless AIR is entitled to relief under specific statutory provisions, AIR would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, AIR would be entitled to this statutory relief. The rule against re-electing REIT status following a loss of such status could also apply to us or a REIT subsidiary of ours if it were determined that Aimco failed to qualify as a REIT for certain taxable years and we or our REIT subsidiaries were treated as a successor to any such entity for U.S. federal income tax purposes. Although Aimco, in the Separation Agreement, will covenant to use its reasonable best efforts to maintain the REIT status of Aimco and its REIT subsidiaries for each taxable year ending on or before December 31, 2021 (unless Aimco obtains an opinion from a nationally recognized tax counsel or a private letter ruling from the IRS to the effect that such failure to maintain REIT status will not cause us to fail to qualify as a REIT under the successor REIT rule referred to above), no assurance can be given that such covenant would prevent us from failing to qualify as a REIT. Although, in the event of a breach, we may be able to seek damages from Aimco, there can be no assurance that such damages, if any, would appropriately compensate us. In addition, if Aimco or any of the relevant subsidiaries were to fail to qualify as a REIT despite its reasonable best efforts, we would have no claim against Aimco. If we fail to qualify as a REIT due to a predecessor’s failure to qualify as a REIT, we would be subject to corporate income tax as described in the preceding paragraph.

Taxation of Stockholders

Taxation of Taxable U.S. Holders

As used herein, the term “U.S. Holder” means a holder of AIR’s stock who for U.S. federal income tax purposes is:

1.	an individual who is a citizen or resident of the United States;

2.

a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

3.	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

4.

a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions. Provided that AIR qualifies as a REIT, distributions made to AIR’s U.S. Holders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will generally be taken into account by stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends received from REITs are not eligible for taxation at the preferential income tax rates for qualified dividends received by U.S. Holders that are individuals, trusts, and estates from taxable C corporations. Such U.S. Holders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to: (i) income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax); (ii) dividends received by the REIT from TRSs or other taxable C corporations; or (iii) income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

In addition, for taxable years that begin after December 31, 2017, and before January 1, 2026, stockholders that are individuals, trusts, or estates are generally entitled to a deduction equal to 20% of the aggregate amount of ordinary income dividends received from a REIT (not including capital gain dividends, as described below, or dividends eligible for reduced rates applicable to qualified dividend income, as described above), subject to certain limitations.

Distributions that are designated as capital gain dividends will generally be taxed to U.S. Holders as long-term capital gains, to the extent that such distributions do not exceed AIR’s actual net capital gain for the taxable year, without regard to the period for which the U.S. Holder that receives such distribution has held its stock. However, corporate U.S. Holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Long-term capital gains are generally taxable at reduced maximum U.S. federal rates in the case of stockholders that are individuals, trusts, or estates, and ordinary income rates in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions. AIR may elect to retain, rather than distribute, some or all of its net long-term capital gains and pay taxes on such gains. In this case, AIR could elect for its stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that AIR pays. AIR’s stockholders would increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that AIR designated and that they include in their taxable income, minus (ii) the tax that AIR paid on their behalf with respect to that income. See “—Taxation of AIR—Annual Distribution Requirements.”

Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that they do not exceed the adjusted basis of the U.S. Holder’s shares in respect of which the distributions were made, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a U.S. Holder’s shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by AIR in October, November, or December of any year, and payable to a U.S. Holder of record on a specified date in any such month, will be treated as both paid by AIR and received by the U.S. Holder on December 31 of such year; provided that the dividend is actually paid by AIR before the end of January of the following calendar year.

To the extent that a REIT has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of AIR—Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would they affect the character of any distributions that are actually made by a REIT, which are generally subject to tax in the hands of stockholders to the extent that the REIT has current or accumulated earnings and profits.

Dispositions of AIR Common Stock. A U.S. Holder will realize gain or loss upon the sale, redemption, or other taxable disposition of AIR Common Stock in an amount equal to the difference between the sum of the fair market value of any property and cash received in such disposition and the U.S. Holder’s adjusted tax basis in the stock at the time of the disposition. In general, capital gains recognized by individuals upon the sale or disposition of shares of AIR Common Stock will be subject to a taxation at long-term capital gains rates if the AIR Common Stock is held for more than 12 months and will be taxed at ordinary income rates if the AIR Common Stock is held for 12 months or less. Gains recognized by U.S. Holders that are corporations are currently subject to U.S. federal income tax at ordinary income rates, whether or not classified as long-term capital gains. Capital losses recognized by a U.S. Holder upon the disposition of AIR Common Stock held for more than one year at the time of disposition will be considered long-term capital losses and are generally available only to offset capital gain income of the U.S. Holder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of AIR Common Stock by a U.S. Holder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from AIR that are required to be treated by the U.S. Holder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of stock or other securities of AIR in an amount that exceeds a prescribed threshold, it is possible that the provisions of the Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these Treasury Regulations are directed towards “tax shelters,” they are written quite broadly and apply to transactions that would not typically be considered tax shelters. In addition, the Code imposes penalties for failure to comply with these requirements. Prospective investors should consult their tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of stock or securities of AIR or transactions that might be undertaken directly or indirectly by AIR. Moreover, prospective investors should be aware that AIR and other participants in the transactions involving AIR (including their advisors) might be subject to disclosure or other requirements pursuant to these Treasury Regulations.

Taxation of Non-U.S. Holders

The following is a summary of certain anticipated U.S. federal income and estate tax considerations for the ownership and disposition of AIR Common Stock applicable to Non-U.S. stockholders. The discussion is based on current law, is for general information only and addresses only selected, and not all, aspects of U.S. federal income and estate taxation relevant to Non-U.S. Holders.

Ordinary Dividends. The portion of distributions received by Non-U.S. Holders that is: (i) payable out of AIR’s earnings and profits; (ii) not attributable to capital gains of AIR; and (iii) not effectively connected with a

U.S. trade or business of the Non-U.S. Holder, will be subject to U.S. withholding tax at the rate of 30% (unless reduced by an applicable tax treaty and the Non-U.S. Holder provides appropriate documentation regarding its eligibility for treaty benefits). In general, Non-U.S. Holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of AIR Common Stock. In cases where the dividend income from a Non-U.S. Holder’s investment in AIR Common Stock is, or is treated as, effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the Non-U.S. Holder. The income may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a corporation.

Non-Dividend Distributions. Unless AIR Common Stock constitutes a USRPI within the meaning of FIRPTA, distributions by AIR that are not payable out of AIR’s earnings and profits will not be subject to U.S. income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of current and accumulated earnings and profits of AIR. If AIR Common Stock constitutes a USRPI, distributions by AIR in excess of the sum of its earnings and profits plus the stockholder’s basis in its AIR Common Stock will be taxed under FIRPTA at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by withholding at a rate of 15% of the amount by which the distribution exceeds the stockholder’s share of AIR’s earnings and profits.

Capital Gain Dividends. Under FIRPTA, a distribution made by AIR to a Non-U.S. Holder, to the extent attributable to USRPI Capital Gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether the distribution is designated as a capital gain dividend. In addition, AIR will be required to withhold tax equal to 21% of the maximum amount that could have been designated as a USRPI Capital Gains dividend. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a Non-U.S. Holder that is a corporation. A distribution is not a USRPI Capital Gain dividend if AIR held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a Non-U.S. Holder that are attributable to dispositions by AIR of assets other than USRPIs will generally not be subject to U.S. federal income or withholding tax, unless: (i) the gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business, in which case the Non-U.S. Holder would be subject to the same treatment as U.S. Holders with respect to such gain; or (ii) the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the Non-U.S. Holder will incur a 30% tax on his capital gains.

A capital gain dividend by AIR that would otherwise have been treated as a USRPI Capital Gain will not be so treated or be subject to FIRPTA, will generally not be treated as income that is effectively connected with a U.S. trade or business, and will instead be treated in the same manner as an ordinary dividend from AIR (see “—Taxation of Non-U.S. Holders—Ordinary Dividends”); provided that: (1) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient Non-U.S. Holder does not own more than 10% of that class of stock at any time during the one-year period ending on the date on which the capital gain dividend is received. AIR anticipates that its stock will be “regularly traded” on an established securities market.

Dispositions of AIR Common Stock. Unless AIR Common Stock constitutes a USRPI, a sale of AIR Common Stock by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The stock will be treated as a USRPI if 50% or more of AIR’s assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. Even if the foregoing test is met, AIR Common Stock nonetheless will not constitute a USRPI if AIR is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of the value of which is held directly or indirectly by Non-U.S. Holders at all times during a specified testing period (after applying certain presumptions regarding the ownership of AIR Common Stock, as described in the Code). AIR believes that it will be a domestically controlled qualified investment entity. If AIR is and continues to be a domestically controlled qualified investment entity, the sale of AIR Common Stock should not be subject to taxation under FIRPTA. No assurance can be given that AIR will be a domestically controlled qualified investment entity.

In the event that AIR does not constitute a domestically controlled qualified investment entity, but AIR’s stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, a Non-U.S. Holder’s sale of AIR Common Stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI; provided that the selling Non-U.S. Holder held 10% or less of such class of AIR’s outstanding stock at all times during a prescribed statutory testing period.

If gain on the sale of stock of AIR were subject to taxation under FIRPTA, the Non-U.S. Holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of the stock could be required to withhold 15% of the purchase price and remit such amount to the IRS.

Gain from the sale of AIR Common Stock that would not otherwise be subject to taxation under FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases: (i) if the Non-U.S. Holder’s investment in the AIR Common Stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder, the Non-U.S. Holder will be subject to the same treatment as a domestic stockholder with respect to such gain, and a Non-U.S. Holder that is a corporation may also be subject to a 30% branch profits tax (unless reduced or eliminated by treaty); or (ii) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

In addition, even if AIR is and continues to be a domestically controlled qualified investment entity, upon disposition of AIR Common Stock, a Non-U.S. Holder may be treated as having capital gain from the sale or exchange of a USRPI if the Non-U.S. Holder: (i) disposes of its AIR Common Stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI; and (ii) acquires, or enters into a contract or option to acquire, other shares of AIR Common Stock within 61 days of the first day of the 30-day period described in (i) above, unless such Non-U.S. Holder held 5% or less of our stock at all times during the one-year period ending on the distribution date.

Special FIRPTA Rules. There are certain exemptions from FIRPTA for particular types of foreign investors, including “qualified foreign pension funds” and their wholly owned foreign subsidiaries, and certain widely held, publicly traded “qualified collective investment vehicles.”

Estate Tax. AIR Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual’s death will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held its AIR Common Stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) the AIR Common Stock is not otherwise used in an unrelated trade or business, AIR believes that distributions from AIR and income from the sale of the AIR Common Stock generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17), and (c)(20) of the Code are subject to different UBTI rules, which will generally require such stockholders to characterize distributions from AIR as UBTI.

In certain circumstances, a pension trust that owns more than 10% of AIR’s stock could be required to treat a percentage of the dividends as UBTI if AIR is a “pension-held REIT.” AIR will not be a pension-held REIT unless: (1) it is required to “look through” one or more of its pension trust stockholders in order to satisfy the REIT “closely-held” test; and (2) either (i) one pension trust owns more than 25% of the value of AIR’s stock, or (ii) one or more pension trusts, each individually holding more than 10% of the value of AIR’s stock, collectively owns more than 50% of the value of AIR’s stock. Certain restrictions on ownership and transfer of AIR’s stock generally should prevent a tax-exempt entity from owning more than 10% of the value of AIR’s stock and generally should prevent AIR from becoming a pension-held REIT.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, which may result in statutory changes as well as revisions to regulations and interpretations. Holders are urged to consult with their tax advisors with respect to the status of legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in AIR Common Stock.

Medicare 3.8% Tax on Investment Income

Certain U.S. Holders who are individuals, estates, or trusts, and whose income exceeds certain thresholds, are required to pay a 3.8% Medicare tax on their “net investment income,” which will include dividends received from AIR and capital gains from the sale or other disposition of AIR Common Stock.

Foreign Account Tax Compliance Act

Withholding at a rate of 30% generally will be required on dividends made in respect of AIR Common Stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in, and the accounts maintained by, the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons, and to withhold on certain payments, or (ii) complies with the terms of an intergovernmental agreement between the United States and an applicable foreign country. Accordingly, the entity through which AIR Common Stock is held will affect the determination of whether such withholding is required. Similarly, dividends made in respect of AIR Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the applicable withholding agent will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations or other guidance, may modify these requirements. AIR will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible implications of these withholding taxes on their investment in AIR Common Stock.

State, Local and Foreign Taxes

AIR, AIR OP, and AIR Common Stock holders may be subject to state, local, or foreign taxation in various jurisdictions, including those in which it or they transact business, own property, or reside. It should be noted that AIR OP owns properties located in a number of states and local jurisdictions and may be required to file income tax returns in some or all of those jurisdictions. The state, local, or foreign tax treatment of AIR OP, AIR, and AIR Common Stock holders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective investors are urged to consult their tax advisors regarding the application and effect of state, local, or foreign tax laws on an investment in AIR.

WHERE YOU CAN FIND MORE INFORMATION

AIR has filed a registration statement on Form 10 with the SEC, of which this information statement forms a part, with respect to the shares of AIR Common Stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement on Form 10 and the exhibits and schedules to the registration statement. In addition, New OP has filed a registration statement on Form 10 with the SEC. For further information with respect to us, AIR Common Stock, and New OP Units, see the registration statements, including their exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, over the Internet at the SEC’s website at www.sec.gov and on our corporate website at              .

Information contained on or connected to, or that can be accessed from, our website does not and will not constitute part of this information statement or the registration statement on Form 10, of which this information statement is a part.

As a result of the Separation, AIR will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements, and other information with the SEC, which will be available on the SEC’s website at www.sec.gov.

We intend to furnish holders of AIR Common Stock with annual reports containing combined financial statements prepared in accordance with GAAP, and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Aimco is a publicly traded company and is subject to the reporting requirements of the SEC and is required to file with the SEC annual, quarterly, and special reports, proxy statements, and other information. Aimco’s publicly available filings can be found on the SEC’s website at www.sec.gov. Aimco’s filings and additional information that Aimco has made public to investors may also be found on its website at www.aimco.com. Neither Aimco’s filings nor the information contained on or connected to, or that can be accessed from, its website, will constitute part of this information statement or the registration statement on Form 10, of which this information statement is a part.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Apartment Investment and Management Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Apartment Investment and Management Company (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule listed in the accompanying Index to Financial Statements (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 10 to the consolidated financial statements, the Company changed its accounting for the income tax consequences of intercompany transfers of assets effective January 1, 2017.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Acquisitions of Real Estate

Description of the Matter

During 2019 the Company acquired real estate for total consideration of $242 million, (including assumption of liabilities). As more fully described in Note 2 and summarized in Note 3 to the consolidated financial statements, the total consideration for these asset acquisitions was allocated to land, buildings and improvements, intangible assets, and intangible liabilities, based upon their relative fair values.

Auditing management’s accounting for acquisitions involves a higher degree of judgment due to the subjective nature of the assumptions that are inherent in the determination of the relative fair values of the assets acquired and liabilities assumed. The significant assumptions used to estimate the fair value of these acquired tangible and intangible assets includes market comparable prices for similar land parcels, estimated replacement costs for buildings and improvements, market rental rates, and assumptions regarding the time it would take to lease commercial space assuming it were vacant at acquisition.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s accounting for acquisitions of real estate and the allocation of consideration on a relative fair value basis. This included testing controls over management’s identification of the assets acquired and liabilities assumed and evaluating the methods and significant assumptions used by the Company and its valuation specialists, where applicable, to develop such estimates.

To test the significant assumptions discussed above, our audit procedures included, among others, comparing the significant assumptions to observable market data and published industry resources. For example, we compared management’s land value assumptions and estimated building replacement costs to observable market transactions for similar properties. For lease intangibles we compared management’s assumptions regarding market rental rates and the amount of time if would take to lease a commercial space if the building were vacant at acquisition to published market data for comparable leases. Our internal valuation specialists assisted with the identification of observable market data used in evaluating the aforementioned assumptions.

/s/ ERNST & YOUNG LLP

We have served as the Company’s auditor since 1994.

Denver, Colorado

February 24, 2020

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

CONSOLIDATED BALANCE SHEETS

As of December 31, 2019 and 2018

(In thousands, except share data)

	2019	2018
ASSETS
Buildings and improvements	$6,868,543	$6,552,065
Land	1,869,048	1,756,525

Total real estate	8,737,591	8,308,590
Accumulated depreciation	(2,718,284)	(2,585,115)

Net real estate	6,019,307	5,723,475
Cash and cash equivalents	142,902	36,858
Restricted cash	34,800	35,737
Mezzanine investment	280,258	—
Other assets	351,472	351,541
Assets held for sale	—	42,393

Total assets	$6,828,739	$6,190,004

LIABILITIES AND EQUITY
Non-recourse property debt, net	$4,230,590	$3,915,305
Revolving credit facility borrowings	275,000	160,360

Total indebtedness	4,505,590	4,075,665

Accrued liabilities and other	360,574	226,230
Liabilities related to assets held for sale	—	23,177

Total liabilities	4,866,164	4,325,072

Preferred noncontrolling interests in Aimco Operating Partnership (Note 8)	97,064	101,291
Redeemable noncontrolling interests in consolidated real estate partnership	4,716	—
Commitments and contingencies (Note 6) Equity:
Perpetual preferred stock (Note 7)	—	125,000
Common Stock, $0.01 par value, 500,787,260 shares authorized, 148,885,197 and 144,623,034 shares issued/outstanding at December 31, 2019 and 2018, respectively	1,489	1,446
Additional paid-in capital	3,497,367	3,515,686
Accumulated other comprehensive income	4,195	4,794
Distributions in excess of earnings	(1,722,402)	(1,947,507)

Total Aimco equity	1,780,649	1,699,419

Noncontrolling interests in consolidated real estate partnerships	(3,296)	(2,967)
Common noncontrolling interests in Aimco Operating Partnership	83,442	67,189

Total equity	1,860,795	1,763,641

Total liabilities and equity	$6,828,739	$6,190,004

See notes to the consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2019, 2018, and 2017

(In thousands, except per share data)

	2019	2018	2017
REVENUES:
Rental and other property revenues attributable to real estate	$914,294	$922,593	$918,148
Asset Management business rental and tax credit revenues	—	49,817	87,289

Total revenues	914,294	972,410	1,005,437

OPERATING EXPENSES:
Property operating expenses attributable to real estate	311,221	307,901	319,126
Property operating expenses of partnerships served by Asset Management business	—	20,921	35,458
Depreciation and amortization	380,171	377,786	366,184
General and administrative expenses	47,037	46,268	43,657
Other expenses, net	19,092	3,778	11,148
Provision for real estate impairment loss	—	—	35,881

Total operating expenses	757,521	756,654	811,454

Interest income	11,424	10,914	8,332
Interest expense	(168,807)	(200,634)	(194,615)
Gain on dispositions of real estate and the Asset Management business	503,168	677,463	300,849
Mezzanine investment income, net	1,531	—	—
Income from unconsolidated real estate partnerships	803	77	7,694

Income before income tax benefit	504,892	703,576	316,243
Income tax benefit (Note 10)	3,135	13,027	30,836

Net income	508,027	716,603	347,079
Noncontrolling interests:
Net income attributable to noncontrolling interests in consolidated real estate partnerships	(187)	(8,220)	(9,084)
Net income attributable to preferred noncontrolling interests in Aimco Operating Partnership	(7,708)	(7,739)	(7,764)
Net income attributable to common noncontrolling interests in Aimco Operating Partnership	(26,049)	(34,417)	(14,457)

Net income attributable to noncontrolling interests	(33,944)	(50,376)	(31,305)

Net income attributable to Aimco	474,083	666,227	315,774
Net income attributable to Aimco preferred stockholders	(7,335)	(8,593)	(8,594)
Net income attributable to participating securities	(604)	(1,037)	(319)

Net income attributable to Aimco common stockholders	$466,144	$656,597	$306,861

Net income attributable to Aimco per common share—basic	$3.16	$4.34	$2.02

Net income attributable to Aimco per common share—diluted	$3.15	$4.34	$2.02

Weighted-average common shares outstanding—basic	147,718	151,152	151,595

Weighted-average common shares outstanding—diluted	147,944	151,334	152,060

See notes to the consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2019, 2018, and 2017

(In thousands)

	2019	2018	2017
Net income	$508,027	$716,603	$347,079
Other comprehensive (loss) gain:
Unrealized (losses) gains on available for sale debt securities	(637)	(131)	1,507
Realized and unrealized losses on interest rate swaps	—	—	(173)
Losses on interest rate swaps reclassified into earnings from accumulated other comprehensive loss	—	1,391	1,480

Other comprehensive (loss) gain	(637)	1,260	2,814

Comprehensive income	507,390	717,863	349,893

Comprehensive income attributable to noncontrolling interests	(33,906)	(50,445)	(31,527)

Comprehensive income attributable to Aimco	$473,484	$667,418	$318,366

See notes to the consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2019, 2018, and 2017

(In thousands)

	Preferred Stock		Common Stock		Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Distributions in Excess of Earnings	Total Aimco Equity	Noncontrolling Interests in Consolidated Real Estate Partnerships	Common Noncontrolling Interests in Aimco Operating Partnerships	Total Equity
	Shares Issued	Amount	Shares Issued	Amount
Balances at December 31, 2016	5,000	$125,000	152,143	$1,521	$4,051,770	$1,011	$(2,385,399)	$1,793,903	$151,121	$(58)	$1,944,966

Redemption of Aimco Operating Partnership units	—	—	—	—	—	—	—	—	—	(11,882)	(11,882)
Amortization of share-based compensation cost	—	—	17	—	8,638	—	—	8,638	—	613	9,251
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	3,401	—	3,401
Effect of changes in ownership for consolidated entities	—	—	—	—	(160,586)	—	—	(160,586)	(157,056)	4,867	(312,775)
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	(62,682)	(62,682)	—	(3,028)	(65,710)
Change in accumulated other comprehensive income	—	—	—	—	—	2,592	—	2,592	101	121	2,814
Net income	—	—	—	—	—	—	315,774	315,774	9,084	14,457	339,315
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(8,367)	(10,765)	(19,132)
Common Stock dividends	—	—	—	—	—	—	(226,172)	(226,172)	—	—	(226,172)
Preferred Stock dividends	—	—	—	—	—	—	(8,594)	(8,594)	—	—	(8,594)
Other, net	—	—	275	3	268	—	—	271	—	—	271

Balances at December 31, 2017	5,000	125,000	152,435	1,524	3,900,090	3,603	(2,367,073)	1,663,144	(1,716)	(5,675)	1,655,753

Repurchases of Common Stock	—	—	(7,970)	(80)	(373,513)	—	—	(373,593)	—	—	(373,593)
Issuance of Aimco Operating Partnership units	—	—	—	—	—	—	—	—	—	50,151	50,151
Redemption of Aimco Operating Partnership units	—	—	—	—	—	—	—	—	—	(9,639)	(9,639)
Amortization of share-based compensation cost	—	—	21	—	8,074	—	—	8,074	—	1,691	9,765
Effect of changes in ownership for consolidated entities	—	—	—	—	(19,115)	—	—	(19,115)	—	9,014	(10,101)
Change in accumulated other comprehensive income	—	—	—	—	—	1,191	—	1,191	—	69	1,260
Net income	—	—	—	—	—	—	666,227	666,227	8,220	34,417	708,864
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(9,471)	(12,839)	(22,310)
Common Stock dividends	—	—	—	—	—	—	(238,067)	(238,067)	—	—	(238,067)
Preferred Stock dividends	—	—	—	—	—	—	(8,594)	(8,594)	—	—	(8,594)
Other, net	—	—	137	2	150	—	—	152	—	—	152

Balances at December 31, 2018	5,000	125,000	144,623	1,446	3,515,686	4,794	(1,947,507)	1,699,419	(2,967)	67,189	1,763,641

Repurchases of Common Stock	—	—	(461)	(5)	(20,677)	—	—	(20,682)	—	—	(20,682)
Redemption of Preferred Stock	(5,000)	(125,000)	—	—	4,089	—	(4,089)	(125,000)	—	—	(125,000)
Issuance of Aimco Operating Partnership units	—	—	—	—	—	—	—	—	—	3,034	3,034
Redemption of Aimco Operating Partnership units	—	—	127	2	6,242	—	—	6,244	—	(12,710)	(6,466)
Amortization of share-based compensation cost	—	—	22	—	5,924	—	—	5,924	—	3,184	9,108
Effect of changes in ownership of consolidated entities	—	—	—	—	(13,243)	—	—	(13,243)	3,422	9,821	—
Purchase of noncontrolling interest in consolidated real estate partnerships	—	—	—	—	—	—	—	—	(3,844)	—	(3,844)
Change in accumulated other comprehensive income	—	—	—	—	—	(599)	—	(599)	—	(38)	(637)
Net income	—	—	—	—	—	—	474,083	474,083	382	26,049	500,514
Common Stock dividends	—	—	—	—	—	—	(241,643)	(241,643)	—	—	(241,643)
Common Stock issued to Common Stockholders in special dividend	—	—	4,492	45	(786)	—	—	(741)	—	—	(741)
Preferred Stock dividends	—	—	—	—	—	—	(3,246)	(3,246)	—	—	(3,246)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(308)	(13,087)	(13,395)
Other, net	—	—	82	1	132	—	—	133	19	—	152

Balances at December 31, 2019	—	$—	148,885	$1,489	$3,497,367	$4,195	$(1,722,402)	$1,780,649	$(3,296)	$83,442	$1,860,795

See notes to the consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019, 2018, and 2017

(In thousands)

	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$508,027	$716,603	$347,079
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	380,171	377,786	366,184
Provision for real estate impairment loss	—	—	35,881
Gain on dispositions of real estate and the Asset Management business	(503,168)	(677,463)	(300,849)
Income tax benefit	(3,135)	(13,027)	(30,836)
Share-based compensation expense	8,146	8,550	7,877
Amortization of debt issuance costs and other	7,629	9,023	5,666
Other, net	25	1,065	(7,694)
Changes in operating assets and operating liabilities:
Accounts receivable and other assets	(26,021)	(27,830)	(15,841)
Accounts payable, accrued liabilities and other	2,798	1,681	(15,395)

Total adjustments	(133,555)	(320,215)	44,993

Net cash provided by operating activities	374,472	396,388	392,072
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of real estate and deposits related to purchases of real estate	(138,311)	(242,297)	(20,372)
Capital expenditures	(393,461)	(340,489)	(358,104)
Proceeds from dispositions of real estate and the Asset Management Business	628,771	708,848	401,983
Payment for mezzanine investment and related transaction costs	(277,627)	—	—
Purchases of corporate assets	(17,584)	(7,718)	(8,899)
Proceeds from repayments on notes receivable	147	5,010	430
Other investing activities	(7,348)	(1,508)	(2,019)

Net cash (used in) provided by investing activities	(205,413)	121,846	13,019
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from non-recourse property debt	774,623	1,228,027	312,434
Principal repayments on non-recourse property debt	(520,027)	(976,087)	(409,167)
(Repayment of) proceeds from term loan	—	(250,000)	250,000
Net borrowings on revolving credit facility	114,640	93,200	49,230
Payment of debt issuance costs	(4,861)	(11,961)	(4,751)
Payment of debt extinguishment costs	(4,491)	(14,241)	(399)
Repurchases of Common Stock	(20,682)	(373,593)	—
Repurchases of Preferred Stock	(125,000)	—	—
Payment of dividends to holders of Preferred Stock	(3,246)	(8,594)	(8,594)
Payment of dividends to holders of Common Stock	(241,288)	(237,504)	(225,377)
Payment of distributions to noncontrolling interests	(21,620)	(29,196)	(26,799)
Redemptions of noncontrolling interests in the Aimco Operating Partnership	(10,694)	(9,885)	(13,546)
Contribution from noncontrolling interests in consolidated real estate partnerships	4,911	—	—
Purchases of noncontrolling interests in consolidated real estate partnerships	(3,780)	(3,579)	(314,269)
Other financing activities	(2,437)	5,233	(2,462)

Net cash used in financing activities	(63,952)	(588,180)	(393,700)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	105,107	(69,946)	11,391
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	72,595	142,541	131,150

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$177,702	$72,595	$142,541

See notes to the consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019, 2018, and 2017

(In thousands)

	2019	2018	2017
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$160,961	$199,996	$196,438
Cash paid for income taxes	12,238	11,522	7,401
Non-cash transactions associated with the acquisition or disposition of real estate:
Non-recourse property debt assumed in connection with the acquisition of real estate	97,565	208,885	—
Deferred tax liability assumed in connection with the acquisition of real estate	148,809	—	—
Issuance of common OP Units in connection with acquisition of real estate	3,034	50,151	—
Non-recourse property debt assumed by buyer in connection with the disposition of the Asset Management business	—	227,708	—
Other non-cash transactions:
Recognition of right of use lease assets	54,626	—	—
Recognition of lease liabilities	59,251	—	—
Accrued capital expenditures (at end of period)	54,358	40,185	31,719
Accrued dividends on TSR restricted stock and LTIP awards (at end of period) (Note 9)	1,420	1,266	1,720

See notes to the consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Note 1—Organization

Apartment Investment and Management Company, or Aimco, is a Maryland corporation incorporated on January 10, 1994. Aimco is a self-administered and self-managed real estate investment trust, or REIT. AIMCO Properties, L.P., or the Aimco Operating Partnership, is a Delaware limited partnership formed on May 16, 1994, to conduct our business, which is focused on the ownership, management, redevelopment and some development of quality apartment communities located in several of the largest markets in the United States.

Aimco, through its wholly-owned subsidiaries, AIMCO-GP, Inc. and AIMCO-LP Trust, holds a majority of the ownership interests in the Aimco Operating Partnership. Aimco conducts all of its business and owns all of its assets through the Aimco Operating Partnership. Interests in the Aimco Operating Partnership that are held by limited partners other than Aimco are referred to as OP Units. OP Units include common partnership units, which we refer to as common OP Units, as well as preferred partnership units, which we refer to as preferred OP Units. As of December 31, 2019, after elimination of units held by consolidated subsidiaries, the Aimco Operating Partnership had 158,419,051 common OP Units outstanding. As of December 31, 2019, Aimco owned 148,885,197, or 94.0%, of the common OP Units of the Aimco Operating Partnership and Aimco had an equal number of shares of its Class A Common Stock outstanding, which we refer to as Common Stock.

Except as the context otherwise requires, “we,” “our” and “us” refer to Aimco, the Aimco Operating Partnership and their consolidated subsidiaries, collectively.

We own and operate a portfolio of apartment communities, diversified by both geography and price point, in 17 states and the District of Columbia. As of December 31, 2019, our portfolio included 124 apartment communities with 32,839 apartment homes in which we held an average ownership of approximately 99%. We consolidated 120 of these apartment communities with 32,697 apartment homes.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

Aimco’s accompanying consolidated financial statements include the accounts of Aimco. All significant intercompany balances have been eliminated in consolidation.

We consolidate a variable interest entity, or VIE, in which we are considered the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. As of December 31, 2019 and 2018, Aimco consolidated six and nine VIEs, respectively, including the Aimco Operating Partnership.

As used herein, and except where the context otherwise requires, “partnership” refers to a limited partnership or a limited liability company and “partner” refers to a partner in a limited partnership or a member of a limited liability company.

Noncontrolling Interests in the Aimco Operating Partnership

Noncontrolling interests in Aimco Operating Partnership consist of common OP Units and preferred OP Units and are reflected in Aimco’s accompanying consolidated balance sheets as noncontrolling interests in

Aimco Operating Partnership. Holders of preferred OP Units participate in the Aimco Operating Partnership’s income or loss only to the extent of their preferred distributions. Within Aimco’s consolidated financial statements, after provision for preferred OP Unit distributions, the Aimco Operating Partnership’s income or loss is allocated to the holders of common OP Units based on the weighted-average number of common OP Units (including those held by Aimco) outstanding during the period. During the years ended December 31, 2019, 2018, and 2017, the holders of common OP Units had a weighted-average ownership interest in the Aimco Operating Partnership of 6.0%, 4.9%, and 4.5%, respectively. Please refer to Note 8 for further information regarding the items comprising noncontrolling interests in the Aimco Operating Partnership. Substantially all of the assets and liabilities of Aimco are those of the Aimco Operating Partnership.

Noncontrolling Interests in Consolidated Real Estate Partnerships

We generally report the unaffiliated partners’ interests in the net assets of our consolidated real estate partnerships as noncontrolling interests in consolidated real estate partnerships within consolidated equity and partners’ capital. If a real estate partnership includes redemption rights that are not within Aimco’s control, the noncontrolling interest is included as temporary equity or temporary capital. If the redemption right is not currently redeemable but probable of being redeemable in the future, changes in redemption value are recognized each quarter with the change in value being reflected in additional paid-in-capital.

The assets of real estate partnerships consolidated by Aimco must first be used to settle the liabilities of such consolidated real estate partnerships. These consolidated real estate partnerships’ creditors do not have recourse to the general credit of Aimco.

Noncontrolling interests in consolidated real estate partnerships consist primarily of equity interests held by limited partners in consolidated real estate partnerships that have finite lives. We generally attribute to noncontrolling interests their share of income or loss of consolidated partnerships based on their proportionate interest in the results of operations of the partnerships, including their share of losses even if such attribution results in a deficit noncontrolling interest balance within our equity accounts.

The terms of the related partnership agreements generally require the partnerships to be liquidated following the sale of the underlying real estate. As the general partner in these partnerships, we ordinarily control the execution of real estate sales and other events that could lead to the liquidation, redemption or other settlement of noncontrolling interests.

Changes in our ownership interest in consolidated real estate partnerships generally consist of our purchase of an additional interest in or the sale of our entire interest in a consolidated real estate partnership. The effect on our equity of our purchase of additional interests in consolidated real estate partnerships during the years ended December 31, 2019, 2018, and 2017, is shown in our consolidated statements of equity. The effect on our equity of sales of consolidated real estate or sales of our entire interest in consolidated real estate partnerships is reflected in our consolidated financial statements as gains or losses on dispositions of real estate and accordingly the effect on our equity is reflected within the amount of net income allocated to us and to noncontrolling interests. Upon our deconsolidation of a real estate partnership following the sale of our partnership interests or liquidation of the partnership following sale of the related apartment community, we derecognize any remaining noncontrolling interest of the associated partnership previously recorded in our consolidated balance sheets.

Investments in Unconsolidated Real Estate Partnerships

We own general and limited partner interests in partnerships that either directly, or through interests in other real estate partnerships, own apartment communities. We generally account for investments in real estate partnerships that we do not consolidate under the equity method. Under the equity method, we recognize our share of the earnings or losses of the entity for the periods presented, inclusive of our share of any impairments and disposition gains or losses recognized by and related to such entities, and we present such amounts within income from unconsolidated real estate partnerships in our consolidated statements of operations.

The excess of our cost of the acquired partnership interests over our share of the partners’ equity or deficit is generally ascribed to the fair values of land and buildings owned by the partnerships. We amortize the excess cost ascribed to the buildings over the related estimated useful lives. Such amortization is recorded as an adjustment of the amounts of earnings or losses we recognize from such unconsolidated real estate partnerships.

We may also originate loans for real estate acquisitions or developments where we either expect, or have the opportunity, to participate in the residual profits from such projects. When the risks and rewards of these arrangements are similar to an equity investor or joint venture partner, we account for these arrangements as real estate investments using the equity method of accounting. We recognize as income changes in our share of net assets, adjusted for any basis differential, in mezzanine investment income, net, in our consolidated statements of operations.

Real Estate

Acquisitions

Upon the acquisition of real estate, we determine whether the purchase qualifies as an asset acquisition or, less frequently, meets the definition of an acquisition of a business. We generally recognize the acquisition of apartment communities or interests in partnerships that own communities at our cost, including the related transaction costs, as asset acquisitions.

We allocate the cost of apartment communities acquired based on the relative fair value of the assets acquired and liabilities assumed. The fair value of these assets and liabilities is determined using valuation techniques that rely on Level 2 and Level 3 inputs within the fair value framework. We determine the fair value of tangible assets, such as land, buildings, furniture, fixtures and equipment using valuation techniques that consider comparable market transactions, replacement costs and other available information. We determine the fair value of identified intangible assets or liabilities, which typically relate to in-place leases, using valuation techniques that consider the terms of the in-place leases, current market data for comparable leases and our experience in leasing similar communities.

The intangible assets or liabilities related to in-place leases are comprised of: (a) the value of the above- and below-market leases in-place, measured over the period, including probable lease renewals for below-market leases, that the leases are expected to remain in effect; (b) the estimated unamortized portion of avoided leasing commissions and other costs that ordinarily would be incurred to originate the in-place leases; and (c) the value associated with leased apartment homes during an estimated absorption period, which estimates rental revenue that would not have been earned had leased apartment homes been vacant at the time of acquisition, assuming lease-up periods based on market demand and stabilized occupancy levels. The above- and below-market lease intangibles are amortized to rental revenue over the expected remaining terms of the associated leases, which include reasonably assured renewal periods. Other intangible assets related to in-place leases are amortized to depreciation and amortization over the expected remaining terms of the associated leases.

Capital Additions

We capitalize costs, including certain indirect costs, incurred in connection with our capital additions activities, including redevelopments, developments, other tangible apartment community improvements, and replacements of existing apartment community components. Included in these capitalized costs are payroll costs associated with time spent by employees in connection with capital additions activities at the apartment community level. We characterize as “indirect costs” an allocation of certain department costs, including payroll, at the area operations and corporate levels that clearly relate to capital additions activities. We also capitalize interest, property taxes, and insurance during periods in which construction projects are in progress. We begin capitalization of costs, including certain indirect costs, incurred in connection with our capital addition activities, upon commencement of activities necessary to ready apartment communities for their intended use. These activities include when apartment communities or apartment homes are undergoing physical construction, as well as when homes are held vacant in advance of planned construction, provided that other activities such as permitting, planning and design are in progress. We cease the capitalization of costs when the apartment communities are substantially complete and ready for their intended use, which is typically when construction has been substantially completed and apartment homes are available for occupancy. Costs, including ordinary repairs, maintenance, and resident turnover costs, are charged to property operating expense as incurred.

For the years ended December 31, 2019, 2018, and 2017, we capitalized to buildings and improvements $11.8 million, $7.6 million, and $7.6 million of interest costs, respectively, and $37.8 million, $36.8 million, and $36.0 million of other direct and indirect costs, respectively.

Gain or Loss on Dispositions

Gain or loss on real estate dispositions are recognized when we no longer hold a controlling financial interest in the real estate and sufficient consideration has been received. Upon disposition, the related assets and liabilities are derecognized, and the gain or loss on disposition is recognized as the difference between the carrying amount of those assets and liabilities and the value of consideration received.

Impairment

Real estate and other long-lived assets to be held and used are stated at cost, less accumulated depreciation and amortization, unless the carrying amount of the asset is not recoverable. If events or circumstances indicate that the carrying amount of an apartment community may not be recoverable, we assess its recoverability by comparing the carrying amount to our estimate of the undiscounted future cash flows, excluding interest charges, of the community. If the carrying amount exceeds the aggregate undiscounted future cash flows, we recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the community. As a result of our analysis, we did not recognize an impairment of our real estate and other long-lived assets to be held and used during the year ended December 31, 2019 and December 31, 2018. During the year ended December 31, 2017 we recognized an impairment related to our La Jolla Cove property, which we sold in 2018.

Cash Equivalents

We classify highly liquid investments with an original maturity of three months or less as cash equivalents. We maintain cash equivalents in financial institutions in excess of insured limits. We have not experienced any losses in these accounts in the past and believe that we are not exposed to significant credit risk because our accounts are deposited with major financial institutions.

Restricted Cash

Restricted cash includes capital replacement reserves, completion repair reserves, bond sinking fund amounts, real estate tax and insurance escrow accounts held by lenders and resident security deposits.

Other Assets

As of December 31, 2019 and 2018, other assets was comprised of the following amounts (in thousands):

	2019	2018
Investments in securitization trust that holds Aimco property debt	$94,251	$83,587
Right of use lease assets	61,911	—
Goodwill and other intangible assets, net	56,905	43,424
Notes receivable, net	41,300	39,254
Software, equipment and leasehold improvements	25,750	18,309
Accounts receivable, net	20,949	16,376
Prepaid expenses, real estate taxes and insurance	12,767	25,657
Investments in unconsolidated real estate partnerships	12,759	12,650
Deferred tax asset, net (Note 10)	—	67,060
Deferred costs, deposits and other	24,880	45,224

Total other assets	$351,472	$351,541

Investments in Securitization Trust that holds Aimco Property Debt

We hold investments in a securitization trust that primarily holds certain of our property debt. These investments were initially recognized at their purchase price and the discount to the face value is being accreted into interest income over the expected term of the securities. We have designated these investments as available for sale, or AFS, debt securities and we measure these investments at fair value with changes in their fair value, other than the changes attributed to the accretion described above, recognized as an adjustment of accumulated other comprehensive income or loss within equity. Please refer to Note 12 for further information regarding these debt securities.

Goodwill and Other Intangible Assets, net

As of December 31, 2019 and 2018, other assets included goodwill associated with our reportable segments of $37.8 million. We perform an annual impairment test of goodwill by evaluating qualitative factors to determine the likelihood that goodwill may be impaired. As a result of the qualitative analysis, we do not believe our goodwill is impaired as of the date of our annual test.

Deferred Costs

We defer, as debt issuance costs, lender fees and other direct costs incurred in obtaining new financing and amortize the amounts over the terms of the related loan agreements. In connection with the modification of existing financing arrangements, we defer lender fees and amortize these costs and any unamortized debt issuance costs over the term of the modified loan agreement. Debt issuance costs associated with our revolving credit facility are included in other assets in our consolidated balance sheets. Debt issuance costs associated with non-recourse property debt are presented as a direct deduction from the related liabilities in our consolidated balance sheets. When financing arrangements are repaid or otherwise extinguished prior to maturity, unamortized debt issuance costs are written off, additionally, any lender fees or other costs incurred in connection with the extinguishment are recognized as expense. Amortization and write-off of debt issuance costs and other extinguishment costs are included in interest expense in our consolidated statements of operations.

We defer leasing costs incremental to a lease that we would not have incurred if the contract had not been obtained. Amortization of these costs is included in depreciation and amortization.

Revenue from Leases

We are a lessor primarily for residential leases. We also own approximately 1.1 million square feet of commercial space across our portfolio.

In 2019 we adopted ASC 842, Leases. The adoption of the standard did not affect the accounting for leases in our position as lessor, except for how we recognize costs incurred to obtain residential leases. Please refer to the Accounting Pronouncements Adopted in the Current Year heading below for further information about this standard.

Our operating leases with residents may also provide that the resident reimburse us for certain costs, primarily the resident’s share of utilities expenses, incurred by the apartment community. These reimbursements represent revenue attributable to nonlease components for which the timing and pattern of recognition is the same as the revenue for the lease components. We adopted the practical expedient that allows us to account for the lease and nonlease components as a single component. Reimbursement and related expense are presented on a gross basis in our consolidated statements of operations, with the reimbursement included in rental and other property revenues attributable to real estate in our consolidated statements of operations. We recognize rental revenue attributed to lease components, net of any concessions, on a straight-line basis over the term of the lease.

Asset Management Business

Prior to the July 2018 sale of our Asset Management business, we provided asset management and other services to certain consolidated partnerships owning apartment communities that qualify for low-income housing tax credits and are structured to provide for the pass-through of tax credits and tax deductions to their partners. We consolidated those low-income housing tax credit partnerships in which we were the sole general partner and decision maker of the partnerships. We recognized income from asset management and other services when the related fees were earned and realized or realizable.

Depreciation and Amortization

Depreciation for all tangible assets is calculated using the straight-line method over their estimated useful lives. Acquired buildings and improvements are depreciated over a useful life based on the age, condition, and other physical characteristics of the asset. Furniture, fixtures, and equipment are generally depreciated over five years.

We depreciate capitalized costs using the straight-line method over the estimated useful life of the related improvement, which is generally 5, 15, or 30 years. We also capitalize payroll and other indirect costs incurred in connection with preparing an asset for its intended used. These costs include corporate-level costs that clearly relate to the capital addition activities, which we allocate to the applicable assets. All capitalized payroll costs and indirect costs are allocated to capital additions proportionately based on direct costs and depreciated over the estimated useful lives of such capital additions.

Purchased software and other costs related to software purchased or developed for internal use are capitalized during the application development stage and are amortized using the straight-line method over the estimated useful life of the software, generally three to five years. Purchased equipment is recognized at cost and depreciated using the straight-line method over the estimated useful life of the asset, which is generally five years. Leasehold improvements are also recorded at cost and depreciated on a straight-line basis over the shorter of the asset’s estimated useful life or the term of the related lease.

Certain homogeneous items that are purchased in bulk on a recurring basis, such as appliances, are depreciated using group methods that reflect the average estimated useful life of the items in each group. Except in the case of apartment community casualties, where the net book value of the lost asset is written off in the determination of casualty gains or losses, we generally do not recognize any loss in connection with the replacement of an existing apartment community component because normal replacements are considered in determining the estimated useful lives used in connection with our composite and group depreciation methods.

Insurance

We believe our insurance coverages insure our apartment communities adequately against the risk of loss attributable to fire, earthquake, hurricane, tornado, flood, and other perils. In addition, we have third-party insurance coverage (after self-insured retentions) that defray the costs of large workers’ compensation, health, and general liability exposures. We accrue losses based upon our estimates of the aggregate liability for uninsured losses incurred using certain actuarial assumptions followed in the insurance industry and based on our experience.

Share-Based Compensation

We issue various forms of share-based compensation, including stock options and restricted stock awards with service conditions and/or market conditions. We recognize share-based employee compensation based on the fair value on the grant date and recognize compensation cost over the awards’ requisite service periods. We reduce compensation cost related to forfeited awards in the period of forfeiture. Please refer to Note 9 for further discussion of our share-based compensation.

Income Taxes

Aimco has elected to be taxed as a REIT under the Internal Revenue Code commencing with its taxable year ended December 31, 1994, and it intends to continue to operate in such a manner. Aimco’s current and continuing qualification as a REIT depends on its ability to meet the various requirements imposed by the Internal Revenue Code, which are related to organizational structure, distribution levels, diversity of stock ownership and certain restrictions with regard to owned assets and categories of income. If Aimco qualifies for taxation as a REIT, it will generally not be subject to United States federal corporate income tax on its taxable income that is currently distributed to stockholders. This treatment substantially eliminates the “double taxation” (at the corporate and stockholder levels) that generally results from an investment in a corporation.

Even if Aimco qualifies as a REIT, it may be subject to United States federal income and excise taxes in various situations, such as on undistributed income. Aimco also will be required to pay a 100% tax on any net income on non-arm’s length transactions between it and a TRS (described below) and on any net income from sales of apartment communities that were held for sale in the ordinary course. The state and local tax laws may not conform to the United States federal income tax treatment, and Aimco may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business. Any taxes imposed on us reduce our operating cash flow and net income.

Certain of our operations or a portion thereof, including property management and risk management, are conducted through taxable REIT subsidiaries, which are subsidiaries of the Aimco Operating Partnership, and each of which we refer to as a TRS. A TRS is a subsidiary C-corporation that has not elected REIT status and, as such, is subject to United States federal corporate income tax. We use TRS entities to facilitate our ability to offer certain services and activities to our residents and investment partners that cannot be offered directly by a REIT. We also use TRS entities to hold investments in certain apartment communities.

For our TRS entities, deferred income taxes result from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for United States federal income tax purposes, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. We reduce deferred tax assets by recording a valuation allowance when we determine, based on available evidence, that it is more likely than not that the assets will not be realized. We recognize the tax consequences associated with intercompany transfers between Aimco and TRS entities when such transactions occur. Please refer to Note 10 for further information about our income taxes.

Earnings per Share

Aimco calculates earnings per share based on the weighted-average number of shares of Common Stock, participating securities, common stock equivalents and dilutive convertible securities outstanding during the period. Please refer to Note 11 for further information regarding earnings per share computations.

Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and accompanying notes thereto. Actual results could differ from those estimates.

Reclassifications and Revisions

On February 20, 2019, Aimco effected a reverse split of Common Stock at a ratio of one share for every 1.03119 shares outstanding on the date of effectiveness. The accounting guidance for recapitalization events requires that we revise Aimco’s equity as if the reverse split had occurred at the beginning of the earliest period presented. As such, we have revised the outstanding share counts, presentation of share activity, and earnings per share, as if the reverse split had occurred on December 31, 2016.

Accounting Pronouncements Adopted in the Current Year

Effective January 1, 2019, we adopted ASC 842 issued by the Financial Accounting Standards Board, or FASB. We elected to adopt the new standard using practical expedients that do not require a look back to expired or existing contracts for embedded leases, allow us to retain the classification of existing leases, and allow us to retain the previous accounting for the initial direct costs of existing leases. As both a lessee and a lessor, we also elected to use the practical expedient that allows us to combine revenue attributable to nonlease components with associated lease components where the timing and pattern of transfer of the components are the same. Under the new standard, a contract is or contains a lease when it provides the right to control the use of an asset for a period of time in exchange for consideration.

Lessor accounting remains largely unchanged other than how we recognize costs incurred to obtain leases. Under ASC 842, we defer leasing costs incremental to a lease that we would not have incurred if the contract had not been obtained. As a result of the practical expedient related to the combination of revenue from nonlease and lease components described above, we will combine rent payments with payments for other services we provide to our residents, including residents’ reimbursement of utility expenses. We have adopted the standard using the optional transition method that allows for prior reporting periods to remain as originally presented. Please refer to Note 4.

In 2018, the Securities Exchange Commission, or SEC, amended its rules to eliminate, modify, or integrate into other SEC requirements certain disclosure rules. The amendments are intended to simplify compliance without significantly changing the total mix of information provided to investors. The amendments created a requirement to report dividends per share or unit and changes in equity in interim periods on a comparative basis for both quarter-to-date and year-to-date periods presented.

Recent Accounting Pronouncements

In 2016, the FASB issued ASC 326, Financial Instruments-Credit Losses, which changes the method and timing of the recognition of credit losses on financial assets. The standard will require us to estimate and record credit losses over the life of a financial instrument, including receivables, at its inception. Our notes receivable and AFS debt securities are subject to the new standard. For AFS debt securities, the new standard would require us to estimate a credit loss if the fair value of the instruments are less than their carrying value of the instruments.

This credit loss standard is required to be applied using a modified-retrospective approach and requires a cumulative-effect adjustment to retained earnings be recorded as of the date of adoption. We adopted the new standard on January 1, 2020. The adoption of the standard is not expected to have a material impact on our financial position or results of operations.

Note 3—Significant Transactions

Parkmerced Mezzanine Investment

On November 26, 2019, we loaned $275 million to the partnership that owns Parkmerced Apartments. The loan accrues interest at 10% per annum with a five-year term and the right to extend for a second five-year term. Along with our mezzanine loan, we received a ten-year option to acquire a 30% interest in the partnership at a $1.0 million exercise price, increased by 30% of future capital spending to progress development and redevelopment of the partnership’s apartment homes. The existence of the option provides us with the opportunity to participate in residual profits of the partnership and in accordance with the acquisition, development, and construction guidance within ASC 310, Receivables, we account for this transaction under the equity method. Our investment balance, which represents our maximum exposure, is reflected in mezzanine investment in our consolidated balance sheets. Parkmerced Apartments is a 152-acre site in southwest San Francisco, currently improved with 3,221 rent-control apartment homes and the vested right to develop 4,093 new market-rate homes.

Acquisitions

During the year ended December 31, 2019, we acquired a 95% interest in 1001 Brickell Bay Drive, a 1.8-acre waterfront parcel in Miami, Florida, currently improved with an office building. The remaining 5% is held by an outside partner and is redeemable at the holder’s option for cash during a three-month exercise period, which begins on July 2, 2022. As the redemption of this put is not within Aimco’s control, the noncontrolling interest is reflected in temporary equity in Aimco’s consolidated balance sheets.

We also acquired One Ardmore, an apartment community located in Ardmore, Pennsylvania, a suburb of Philadelphia, and Prism, an apartment community under development in Cambridge, Massachusetts. Summarized information regarding these acquisitions is set forth in the table below (in thousands):

Purchase price	$229,711
Capitalized transaction costs	4,057
Noncontrolling interests in consolidated real estate partnership	8,250

Total consideration(1)	$242,018

Consideration allocated to building and improvements	218,752
Consideration allocated to land	162,094
Consideration allocated to intangible assets	16,500
Consideration allocated to intangible liabilities	(6,519)
Deferred tax liability assumed(2)	(148,809)

Total consideration	$242,018

(1)

Total consideration includes $97.6 million of debt assumed and issuance of 59,761 common OP Units. In accordance with GAAP, the common OP Units were valued at $50.77 per unit, the Aimco Common Stock closing price on the purchase date.

(2)

The deferred tax liability of $148.8 million resulted from the corporate structure used to complete the acquisition of 1001 Brickell Bay Drive and is due to the difference between the purchase price determined in accordance with GAAP and the tax basis of the property.

Dispositions of Apartment Communities

During the years ended December 31, 2019, 2018, and 2017, we sold apartment communities as summarized below (dollars in thousands):

	2019	2018	2017
Number of apartment communities sold	12	4	5
Number of apartment homes sold	3,596	1,334	2,291
Gain on dispositions of real estate(1)	$503,168	$175,213	$297,730

(1)	During the year ended December 31, 2019, gain on dispositions of real estate includes the expiration of indemnification liabilities related to the sale of our Asset Management business.

The apartment communities sold were predominantly located outside of our primary markets or in lower-rated locations within our primary markets and had average revenues per apartment home significantly below those of our retained portfolio.

During the year ended December 31, 2018, we also sold for $590.0 million our Asset Management business and our four affordable apartment communities located in the Hunters Point area of San Francisco. The sale resulted in a gain of $500.3 million and net cash proceeds of $512.2 million, after payment of transaction costs and repayment of property-level debt. Additionally, we sold our interest in the entities owning the La Jolla Cove property. We provided seller financing with a stated value of $48.6 million and received net cash proceeds of approximately $5.0 million.

In addition to the apartment communities we sold during the current period, from time to time we may be marketing for sale certain communities that are inconsistent with our long-term investment strategy. At the end of each reporting period we evaluate whether such communities meet the criteria to be classified as held for sale. As of December 31, 2019, no communities were classified as held for sale.

Note 4—Leases

Lessor Arrangements

The majority of payments we receive for our residential and commercial leases are fixed. We receive variable payments from our residents and commercial tenants primarily for utility reimbursements. Our total lease income was comprised of the following amounts for all operating leases for the year ended December 31, 2019 (in thousands):

Fixed lease income	$855,326
Variable lease income	56,424

Total lease income	$911,750

In general, our commercial leases have options to extend for a certain period of time at the tenant’s option. Future minimum annual rental payments we will receive under commercial leases, excluding such extension options, are as follows as of December 31, 2019 (in thousands):

2020	$26,770
2021	23,277
2022	19,766
2023	15,853
2024	13,512
Thereafter	52,040

Total	$151,218

Generally, our residential leases do not provide extension options and, as of December 31, 2019, have an average remaining term of 8.8 months.

Lessee Arrangements

Beginning in 2019, we recognize right of use assets and related lease liabilities, which are included in other assets and accrued liabilities and other, respectively, in our consolidated balance sheets. We estimated the value of the lease liabilities using a discount rate equivalent to the rate we would pay on a secured borrowing with similar terms to the lease. On October 1, 2019, we revised our estimate of the incremental borrowing rate, which resulted in a reduction of our right of use assets and related lease liabilities for ground leases. The adjustment recorded to our right of use assets and lease liabilities did not impact our consolidated statements of operations.

Substantially all of the payments under our ground and office leases are fixed. We exclude options to extend the lease in our minimum lease terms unless the option is reasonably certain to be exercised. Our total lease cost for ground and office leases for the years ended December 31, 2019, 2018, and 2017 was $10.7 million, $5.1 million, and $4.8 million, respectively.

As of December 31, 2019, the ground and office leases have weighted-average remaining terms of 74.0 years and 8.4 years, respectively, and weighted-average discount rates of 6.55% and 3.22%, respectively. Minimum annual rental payments under these operating leases, reconciled to the lease liability included in accrued liabilities and other in our consolidated balance sheets, are as follows (in thousands):

Operating Lease Future Minimum Rent
2020	$5,156
2021	5,143
2022	5,053
2023	4,363
2024	4,392
Thereafter	427,935

Total	$452,042
Less: Discount	(394,735)

Total lease liability	$57,307

Of the total lease liability as of December 31, 2019, $43.7 million of the balance relates to our ground leases, with the remainder relating to our office leases.

Note 5—Non-Recourse Property Debt and Credit Agreement

Non-Recourse Property Debt

We finance apartment communities in our portfolio primarily using property-level, non-recourse, long-dated, fixed-rate, amortizing debt. The following table summarizes non-recourse property debt related to assets classified as held for use as of December 31, 2019 and 2018 (dollars in thousands):

	Latest Maturity Date	Interest Rate Range	Weighted-Average Interest Rate	2019	2018
Fixed-rate property debt	January 1, 2055	2.73% to 6.79%	3.93%	$4,081,221	$3,676,882
Variable-rate property debt	July 13, 2033	2.51% to 3.00%	2.88%	170,118	260,118
Debt issuance costs, net of accumulated amortization				(20,749)	(21,695)

Non-recourse property debt, net				$4,230,590	$3,915,305

Principal and interest on fixed-rate debt are generally payable monthly or in monthly interest-only payments with balloon payments due at maturity. As of December 31, 2019, our fixed-rate property debt was secured by 78 apartment communities that had an aggregate net book value of $4.3 billion.

Principal and interest on variable-rate debt are generally payable in semi-annual installments with balloon payments due at maturity. As of December 31, 2019, our variable-rate property debt was secured by seven apartment communities that had an aggregate net book value of $105.7 million.

These non-recourse property debt instruments contain covenants common to the type of borrowing, and as of December 31, 2019, we were in compliance with all such covenants.

As of December 31, 2019, the scheduled principal amortization and maturity payments for the non-recourse property debt were as follows (in thousands):

	Amortization	Maturities	Total
2020	$92,177	$78,930	$171,107
2021(1)	83,427	598,263	681,690
2022	78,909	260,671	339,580
2023	71,332	249,251	320,583
2024	67,561	285,517	353,078
Thereafter	391,512	1,993,789	2,385,301

Total	$784,918	$3,466,421	$4,251,339

(1)	Pursuant to the terms of our loan agreements, we may prepay in 2020 $246.5 million of loans maturing in 2021, without penalty.

Revolving Credit Facility

We have a revolving credit facility with a syndicate of financial institutions. Our revolving credit facility provides for $800.0 million of revolving loan commitments. As of December 31, 2019 and 2018, we had $275.0 million and $160.4 million, respectively, of outstanding borrowings under our revolving credit facility. The interest rate on our outstanding borrowings was 3.00% and 3.93% as of December 31, 2019 and 2018, respectively. As of December 31, 2019, after outstanding borrowings and $7.2 million of undrawn letters of credit backed by the Credit Agreement, our available borrowing capacity was $517.8 million.

Borrowings against the revolving loan commitments bear interest at a rate set forth on a pricing grid, which rate varies based on our credit rating as assigned by specified rating agencies (LIBOR plus 1.20%, or, at our option, a base rate plus 0.20% as of December 31, 2019). The revolving credit facility matures on January 22, 2022. The revolving credit facility provides that we may make distributions to our investors during any four consecutive quarters in an aggregate amount that does not exceed the greater of 95% of our funds from operations, as defined by Nareit, for such period, subject to certain non-cash adjustments, or such amount as may be necessary to maintain Aimco’s REIT status.

Note 6—Commitments and Contingencies

Commitments

In connection with our redevelopment, development, and other capital improvement activities, we have entered into various construction-related contracts and we have made commitments to complete redevelopment and development of certain apartment communities, pursuant to financing or other arrangements. As of December 31, 2019, our commitments related to active redevelopments and developments totaled approximately $254.5 million, most of which we expect to incur during the next 12 months.

We enter into certain commitments for future purchases of goods and services in connection with the operations of our apartment communities. Those commitments generally have terms of one year or less and reflect expenditure levels comparable to our historical expenditures.

Legal Matters

In addition to the matters described below, we are a party to various legal actions and administrative proceedings arising in the ordinary course of business, some of which are covered by our general liability insurance program, and none of which we expect to have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

Environmental

Various federal, state and local laws subject apartment community owners or operators to liability for management, and the costs of removal or remediation, of certain potentially hazardous materials that may be present in the land or buildings of an apartment community. Such laws often impose liability without regard to fault or whether the owner or operator knew of, or was responsible for, the presence of such materials. The presence of, or the failure to manage or remediate properly, these materials may adversely affect occupancy at such apartment communities as well as the ability to sell or finance such apartment communities. In addition, governmental agencies may bring claims for costs associated with investigation and remediation actions. Moreover, private plaintiffs may potentially make claims for investigation and remediation costs they incur or for personal injury, disease, disability or other infirmities related to the alleged presence of hazardous materials. In addition to potential environmental liabilities or costs associated with our current apartment communities, we may also be responsible for such liabilities or costs associated with communities we acquire or manage in the future, or apartment communities we no longer own or operate.

We are engaged in discussions with the Environmental Protection Agency, or EPA, regarding contaminated groundwater near an Indiana apartment community that has not been owned by us since 2008. The contamination allegedly derives from a dry cleaner that operated on our former property, prior to our ownership. We undertook a voluntary remediation of the dry cleaner contamination under state oversight. In 2016, EPA listed our former community and a number of residential communities in the vicinity on the National Priorities List, or NPL (i.e., as a Superfund site). In May 2018, we prevailed on our federal judicial appeal vacating the Superfund listing. We continue to work with EPA to identify options for clean-up of the site outside the Superfund program. Although the outcome of these processes are uncertain, we do not expect their resolution to have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

We also have a contingent liability related to a property in Lake Tahoe, California, regarding environmental contamination from the historic operation of a dry cleaner. An entity owned by us was the former general partner of a now-dissolved partnership that previously owned a site that was a laundromat with a self-service dry-cleaning machine. That entity and the current property owner have been remediating the site since 2009, under the oversight of the Lahontan Regional Water Quality Control Board, or Lahontan. In May 2017, Lahontan issued a final cleanup and abatement order that names four potentially-responsible parties, acknowledges that there may be additional responsible parties, and requires the named parties to perform additional groundwater investigation and corrective actions with respect to onsite and offsite contamination. We are appealing the final order while simultaneously complying with it. Although the outcome of this process is uncertain, we do not expect its resolution to have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

We have determined that our legal obligations to remove or remediate certain potentially hazardous materials may be conditional asset retirement obligations, as defined by GAAP. Except in limited circumstances where the asset retirement activities are expected to be performed in connection with a planned construction project or apartment community casualty, we believe that the fair value of our asset retirement obligations cannot be reasonably estimated due to significant uncertainties in the timing and manner of settlement of those obligations. Asset retirement obligations that are reasonably estimable as of December 31, 2019, are immaterial to our consolidated financial condition, results of operations and cash flows.

Note 7—Aimco Equity

Preferred Stock

During the year ended December 31, 2019, Aimco redeemed all of the outstanding shares of its 6.88% Class A Cumulative Preferred Stock. Aimco’s Class A Preferred Stock had a $0.01 per share par value, was senior to Aimco’s Common Stock, had a liquidation preference per share of $25.00.

In connection with the redemption of Aimco preferred stock, the Aimco Operating Partnership redeemed from Aimco a number of Preferred Partnership Units equal to the number of shares redeemed by Aimco.

Common Stock

During the years ended December 31, 2019, 2018, and 2017, Aimco declared dividends per common share of $1.56, $1.52 and $1.44, respectively.

On February 3, 2019, Aimco’s Board of Directors authorized a reverse stock split, in which every 1.03119 Aimco common share was combined into one Aimco common share, effective at the close of business on February 20, 2019. On the same date, the Board of Directors also declared a special dividend on the Aimco Common Stock that consisted of $67.1 million in cash, 4.5 million shares of Aimco Common Stock, and $0.4 million of cash paid in lieu of issuing fractional units. We paid the special dividend on March 22, 2019, to stockholders of record as of February 22, 2019. The special dividend amount included the regular quarterly cash dividend of $0.39 per share.

Stockholders had the opportunity to elect to receive the special dividend in the form of all cash or all stock, subject to proration if either option was oversubscribed. Aimco’s Board of Directors also authorized a reverse stock split intended to neutralize the dilutive impact of the stock issued in the special dividend. As a result, the total number of shares outstanding after the stock dividend and reverse split was unchanged from the number of shares outstanding immediately prior to the two actions. All equity and earnings per share data, including the number of shares outstanding, have been retroactively adjusted to reflect the reverse stock split for all periods presented in this Annual Report on Form 10-K.

Change to our charter

On February 24, 2020, pursuant to Maryland law and our charter, our Board of Directors reclassified into Common Stock, all of the authorized and unissued shares of each of the following classes of preferred stock: Class Z Cumulative Preferred Stock, Class A Cumulative Preferred Stock, and Series A Community Reinvestment Act Preferred Stock. The reclassification increases the number of authorized shares classified as Common Stock by 9,800,240 shares, from 500,787,260 shares immediately prior to the reclassification to 510,587,500 shares immediately after the reclassification. The reclassification does not impact any of our issued and outstanding shares of preferred stock.

Registration Statements

Aimco has a shelf registration statement that provides for the issuance of equity and debt securities by Aimco.

Note 8 —Partners’ Capital

Redeemable Preferred OP Units

The Aimco Operating Partnership has outstanding various classes of redeemable preferred OP Units. As of December 31, 2019 and 2018, the Aimco Operating Partnership had the following classes of preferred OP Units (stated at their redemption values, in thousands, except unit and per unit data):

	Distributions per Annum		Units Issued and Outstanding		Redemption Values
Class of Preferred Units	Percent	Per Unit	2019	2018	2019	2018
Class One	8.75%	$8.00	90,000	90,000	$8,229	$8,229
Class Two	1.92%	$0.48	11,122	14,240	278	356
Class Three	7.88%	$1.97	1,338,524	1,338,524	33,463	33,463
Class Four	8.00%	$2.00	644,954	644,954	16,124	16,124
Class Six	8.50%	$2.13	773,693	773,693	19,342	19,342
Class Seven	7.87%	$1.97	26,150	27,960	654	699
Class Nine	6.00%	$1.50	78,956	243,112	1,974	6,078
Class Ten	6.00%	$1.50	680,000	680,000	17,000	17,000

Total			3,643,399	3,812,483	$97,064	$101,291

Each class of preferred OP Units is currently redeemable at the holders’ option. The Aimco Operating Partnership, at its sole discretion, may settle such redemption requests in cash or cause Aimco to issue shares of its Common Stock with a value equal to the redemption price. In the event the Aimco Operating Partnership requires Aimco to issue shares of Common Stock to settle a redemption request, the Aimco Operating Partnership would issue to Aimco a corresponding number of common OP Units. The Aimco Operating Partnership has a redemption policy that requires cash settlement of redemption requests for the preferred OP Units, subject to limited exceptions. Subject to certain conditions, the Class Four and Class Six preferred OP Units may be converted into common OP Units.

These redeemable units are classified within temporary equity in Aimco’s consolidated balance sheets.

During the years ended December 31, 2019, 2018, and 2017, approximately 169,000, 10,000 and 67,000 preferred OP Units, respectively, were redeemed in exchange for cash, and no preferred OP Units were redeemed in exchange for shares of Aimco Common Stock or common OP Units.

The following table presents a reconciliation of the Aimco Operating Partnership’s preferred OP Units during the year ended December 31, 2019 (in thousands):

2019
Balance at January 1	$101,291
Preferred distributions	(7,708)
Redemption of preferred units	(4,227)
Net income	7,708

Balance at December 31	$97,064

Aimco Operating Partnership Partners’ Capital

Common Partnership Units

In Aimco’s consolidated balance sheets, the common OP Units are classified within permanent equity as common noncontrolling interests in the Aimco Operating Partnership.

Common partnership units held by Aimco are not redeemable whereas common OP Units are redeemable at the holders’ option, subject to certain restrictions, on the basis of one common OP Unit for either one share of

Common Stock or cash equal to the fair value of a share of Common Stock at the time of redemption. Aimco has the option to deliver shares of Common Stock in exchange for all or any portion of the common OP Units tendered for redemption. When a limited partner redeems a common OP Unit for Common Stock, Limited Partners’ capital is reduced and the General Partner and Special Limited Partners’ capital is increased.

During the years ended December 31, 2019, 2018, and 2017, approximately 129,000, 224,000 and 268,000 common OP Units, respectively, were redeemed in exchange for cash. During the year ended December 31, 2019, 127,000 common OP Units were redeemed in exchange for shares of Common Stock. No common OP Units were redeemed in exchange for Aimco Common Stock during the years ended December 31, 2018 and 2017.

The holders of the common OP Units receive distributions, prorated from the date of issuance, in an amount equivalent to the dividends paid to holders of Common Stock. During the years ended December 31, 2019, 2018, and 2017, the Aimco Operating Partnership declared distributions per common unit of $1.56, $1.52 and $1.44, respectively.

On February 3, 2019, the Board of Directors of the Aimco Operating Partnership’s general partner authorized a reverse unit split and special distribution in the same form and with the same timing as the reverse stock split and special dividend discussed in Note 7 above. The special distribution to the holders of Aimco Operating Partnership common partnership units that consisted of $72.7 million in cash, 4.8 million common partnership units and $0.4 million of cash paid in lieu of issuing fractional units. Total common partnership units outstanding prior to and following both transactions was unchanged.

Note 9—Share-Based Compensation

We have a stock award and incentive program to attract and retain officers and independent directors. As of December 31, 2019, approximately 3.9 million shares were available for issuance under our Amended and Restated 2015 Stock Award and Incentive Plan, or the 2015 Plan. The total number of shares available for issuance under this plan may increase due to any forfeiture, cancellation, exchange, surrender, termination or expiration of an award outstanding under our 2007 Stock Award and Incentive Plan. Awards under the 2015 Plan may be in the form of incentive stock options, non-qualified stock options and restricted stock, or other types of awards as authorized under the plan.

Our plans are administered by the Compensation and Human Resources Committee of Aimco’s Board of Directors. In the case of stock options, the exercise price of the options granted may not be less than the fair market value of a share of Common Stock at the date of grant.

Total compensation cost recognized for share-based awards was as follows for the years ended December 31, 2019, 2018, and 2017 (in thousands):

	2019	2018	2017
Share-based compensation expense(1)	$8,146	$8,550	$7,877
Capitalized share-based compensation(2)	962	1,215	1,374

Total share-based compensation(3)	$9,108	$9,765	$9,251

(1)	Amounts are recorded in general and administrative expenses on the consolidated statements of operations.
(2)	Amounts are recorded in building and improvements on the consolidated balance sheets.
(3)	Amounts are recorded in additional paid-in capital and common noncontrolling interests in the Aimco Operating Partnership on the Aimco consolidated balance sheets.

As of December 31, 2019, total unvested compensation cost not yet recognized was $10.3 million. We expect to recognize this compensation over a weighted-average period of approximately 1.6 years.

We grant stock options and restricted stock awards that are subject to time-based vesting and require continuous employment, typically over a period of four years from the grant date, and we refer to these awards as Time-Based Stock Options and Time-Based Restricted Stock, respectively. We also grant stock options, restricted stock awards, and two forms of long-term incentive partnership units, or LTIP units, that vest conditioned on Aimco’s total shareholder return, or TSR, relative to the NAREIT Equity Apartment Index (60% weighting) and the MSCI US REIT Index (40% weighting) over a forward-looking performance period of three years. We refer to these awards as TSR Stock Options, TSR Restricted Stock, TSR LTIP I units, and TSR LTIP II units. Vested LTIP II units may be converted at the holders’ option to LTIP Units for a strike price over a term of 10 years. Earned TSR-based awards, if any, will vest 50% on each of the third anniversary and fourth anniversary of the grant date, based on continued employment. Our Time-Based Stock Options and TSR Stock Options expire generally 10 years from the date of grant.

We recognize compensation cost associated with Time-Based awards ratably over the requisite service periods, which are typically four years. We recognize compensation cost related to the TSR-based awards, which have graded vesting periods, over the requisite service period for each separate vesting tranche of the award, commencing on the grant date. The value of the TSR-based awards take into consideration the probability that the market condition will be achieved; therefore previously recorded compensation cost is not adjusted in the event that the market condition is not achieved and awards do not vest.

We had Time-Based Stock Options, Time-Based Restricted Stock, TSR Stock Options, TSR Restricted Stock, TSR LTIP I units and TSR LTIP II units outstanding as of December 31, 2019.

Stock Options

The following table summarizes activity for our outstanding stock options, for the years ended December 31, 2019, 2018, and 2017 (options in thousands):

	2019		2018		2017
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	646	$40.12	648	$40.08	675	$29.55
Granted	—	—	—	—	184	44.07
Exercised	(5)	8.92	(2)	28.33	(211)	9.90
Forfeited	—	—	—	—	—	—

Outstanding at end of year	641	$40.30	646	$40.12	648	$40.08
Exercisable at end of year	458	$38.78	186	$38.18	128	$37.59

The intrinsic value of a stock option represents the amount by which the current price of the underlying stock exceeds the exercise price of the option. As of December 31, 2019, stock options outstanding had an aggregate intrinsic value of $7.3 million and a weighted-average remaining contractual term of 6 years. Stock options exercisable as of December 31, 2019, had an aggregate intrinsic value of $5.9 million and a weighted-average remaining contractual term of 5.5 years. The intrinsic value of stock options exercised during the years ended December 31, 2019, 2018, and 2017, was $0.1 million, $0.0 million and $7.1 million, respectively.

During 2017, we granted TSR Stock Options. The weighted-average grant date fair value of stock options granted during the year ended 2017 was $11.39 per option.

Time-Based Restricted Stock Awards

The following table summarizes activity for Time-Based Restricted Stock awards for the years ended December 31, 2019, 2018, and 2017 (shares in thousands):

	2019		2018		2017
	Number of Shares	Weighted- Average Grant-Date Fair Value	Number of Shares	Weighted- Average Grant-Date Fair Value	Number of Shares	Weighted- Average Grant-Date Fair Value
Unvested at beginning of year	121	$40.82	155	$37.63	241	$33.61
Granted	48	47.71	49	40.01	44	44.07
Vested	(75)	42.76	(83)	34.42	(130)	32.35
Forfeited	(2)	38.80	—	—	—	—

Unvested at end of year	92	$42.86	121	$40.82	155	$37.63

The aggregate fair value of Time-Based Restricted Stock awards and TSR Restricted Stock awards that vested during the years ended December 31, 2019, 2018, and 2017 was $13.7 million, $8.4 million and $6.0 million, respectively.

TSR Restricted Stock Awards

The following table summarizes activity for TSR Restricted Stock awards for the years ended December 31, 2019, 2018, and 2017 (shares in thousands):

	2019		2018		2017
	Number of Shares	Weighted- Average Grant-Date Fair Value	Number of Shares	Weighted- Average Grant-Date Fair Value	Number of Shares	Weighted- Average Grant-Date Fair Value
Unvested at beginning of year	171	$41.65	246	$40.70	208	$39.66
Granted(1)	39	54.73	44	41.71	38	46.39
Change in awards(2)	216	39.67	—	—	—	—
Vested	(213)	39.67	(119)	39.72	—	—

Unvested at end of year	213	$43.99	171	$41.65	246	$40.70

(1)	Based on target performance payout.
(2)	Represents the change in the number of restricted stock awards earned at the end of the measurement period.

TSR LTIP I Units

The following table summarizes activity for TSR LTIP I units for the years ended December 31, 2019, 2018, and 2017 (units in thousands):

	2019		2018		2017
	Number of Units	Weighted- Average Grant-Date Fair Value	Number of Units	Weighted- Average Grant-Date Fair Value	Number of Units	Weighted- Average Grant-Date Fair Value
Unvested at beginning of year	93	$43.78	45	$46.21	—	$—
Granted	6	55.17	48	41.48	45	46.21

Unvested at end of year	99	$44.38	93	$43.78	45	$46.21

TSR LTIP II Units

The following table summarizes activity for TSR LTIP II units for the years ended December 31, 2019 and 2018 (units in thousands):

	2019		2018
	Number of Units	Weighted- Average Grant-Date Fair Value	Number of Units	Weighted- Average Grant-Date Fair Value
Unvested at beginning of year	243	$8.29	—	$—
Granted	356	12.03	243	8.29

Unvested at end of year	599	$10.51	243	$8.29

Determination of Grant-Date Fair Value of Awards

We estimated the fair value of TSR-based awards granted in 2019, 2018, and 2017 using a Monte Carlo model with the assumptions set forth in the table below.

The risk-free interest rate reflects the annualized yield of a zero coupon United States Treasury security with a term equal to the expected term of the awards. The expected dividend yield reflects expectations regarding cash dividend amounts per share paid on Aimco’s Common Stock during the expected term of the awards. Expected volatility reflects an average of the historical volatility of Aimco’s Common Stock during the historical period commensurate with the expected term of the award that ended on the date of grant, and the implied volatility is calculated from observed call option contracts closest to the expected term. The derived vesting period of TSR Restricted Stock and TSR LTIP I units was determined based on the graded vesting terms. The expected term of the TSR-options and TSR LTIP II units was based on historical exercises and post-vesting terminations. The valuation assumptions for the 2019, 2018, and 2017 grants were as follows:

	2019	2018	2017
Grant date market value of a common share	$49.24	$40.95	$44.07
Risk-free interest rate	2.59% - 2.66%	2.32% - 2.68%	1.57% - 2.22%
Dividend yield	3.09%	3.52%	3.27%
Expected volatility	19.08% - 19.24%	17.64% - 18.02%	21.33% - 23.00%
Derived vesting period of TSR Restricted Stock and TSR LTIP I units	3.4 years	3.4 years	3.4 years
Weighted average expected term of TSR Stock Options and LTIP II units	5.8 years	5.6 years	5.8 years

The grant date fair value for the Time-Based Restricted Stock awards reflects the closing price of a share of Aimco Common Stock on the grant date.

Note 10—Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities of the TRS entities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax liabilities and assets are as follows (in thousands):

	December 31,
	2019	2018
Deferred tax liabilities:
Real estate and real estate partnership basis differences	$126,269	$12,058
Deferred tax assets:
Tax credit carryforwards	$53,776	$67,530
Net operating, capital and other loss carryforwards	6,147	7,022
Accruals and expenses	6,138	7,432
Management contracts and other	1,379	2,064

Total deferred tax assets	67,440	84,048

Valuation allowance	(4,766)	(4,930)

Net deferred tax (liabilities) assets	$(63,595)	$67,060

As of December 31, 2019, deferred tax liabilities, net, were presented in accrued liabilities and other in our consolidated balance sheets. As of December 31, 2018, deferred tax assets, net, were presented in other assets in our consolidated balance sheets.

During the year ended December 31, 2019, we recognized a $148.8 million deferred tax liability in connection with the acquisition of 1001 Brickell Bay Drive, as discussed in Note 3.

As of December 31, 2019, we had federal and state net operating loss carryforwards, or NOLs, for which the deferred tax asset was approximately $6.1 million, before a valuation allowance of $4.8 million. The NOLs expire in years 2020 to 2038. Subject to certain separate return limitations, we may use these NOLs to offset a portion of state taxable income generated by our TRS entities. As of December 31, 2019, we also had low-income housing and rehabilitation tax credit carryforwards and corresponding deferred tax assets of approximately $53.8 million for income tax purposes that expire in years 2035 to 2039.

A reconciliation of the beginning and ending balance of our unrecognized tax benefits is presented below (in thousands):

	2019	2018	2017
Balance at January 1	$2,618	$2,476	$2,286
Additions based on tax position taken in current year	2,758	—	—
Additions based on tax positions related to prior years	226	142	190
Reductions as a result of a lapse of the applicable statutes	(522)	—	—

Balance at December 31	$5,080	$2,618	$2,476

Because the statute of limitations has not yet elapsed, our United States federal income tax returns for the year ended December 31, 2014, and subsequent years and certain of our State income tax returns for the year ended December 31, 2014, and subsequent years are currently subject to examination by the IRS or other taxing authorities. If recognized, the unrecognized benefit would affect the effective rate.

In 2014, the IRS initiated an audit of the Aimco Operating Partnership’s 2011 and 2012 tax years. This audit was concluded during the year ended December 31, 2019, with no material effect on our tax benefits, financial condition or results of operations.

Our policy is to include any interest and penalties related to income taxes within the income tax line item in our consolidated statements of operations.

In accordance with the accounting requirements for stock-based compensation, we may recognize tax benefits in connection with the exercise of stock options by employees of our TRS entities and the vesting of restricted stock awards. We recognize the tax effects related to stock-based compensation through earnings in the period the compensation was recognized.

Significant components of the income tax benefit or expense are as follows and are classified within income tax benefit in our consolidated statements of operations for the years ended December 31, 2019, 2018, and 2017 (in thousands):

	2019	2018	2017
Current:
Federal	$6,115	$11,269	$(938)
State	8,982	10,537	525

Total current	15,097	21,806	(413)

Deferred:
Federal	(12,891)	(29,243)	(10,908)
State	(5,341)	(5,590)	(3,621)
Revaluation of deferred taxes due to change in tax rate	—	—	(15,894)

Total deferred	(18,232)	(34,833)	(30,423)

Total benefit	$(3,135)	$(13,027)	$(30,836)

Consolidated income or loss subject to tax consists of pretax income or loss of our TRS entities and income and gains retained by the REIT. For the years ended December 31, 2019, 2018, and 2017, we had consolidated net loss subject to tax of $21.2 million, net income subject to tax of $158.6 million, and net loss subject to tax of $55.6 million, respectively. Net loss subject to tax for the year ended December 31, 2019 included a $7.7 million net loss of a foreign subsidiary.

The reconciliation of income tax attributable to operations computed at the United States statutory rate to income tax benefit is shown below (dollars in thousands):

	2019		2018		2017
	Amount	Percent	Amount	Percent	Amount	Percent
Tax (benefit) provision at United States statutory rates on consolidated income or loss subject to tax	$(4,442)	21.0%	$33,296	21.0%	$(19,459)	35.0%
United States branch profits tax on losses of a foreign subsidiary	(1,813)	8.6%	—	—%	—	—%
State income tax expense, net of federal tax (benefit) expense	3,935	(18.6%)	12,252	7.7%	(1,769)	3.2%
Establishment of deferred tax asset related to partnership basis difference(1)	—	—%	—	—%	(3,501)	6.3%
Effect of permanent differences	(138)	0.7%	302	0.2%	(1,629)	2.9%
Tax effect of intercompany transactions(2)	—	—%	(33,250)	(21.0%)	—	—%
Tax credits	(667)	3.2%	(6,897)	(4.4%)	(9,607)	17.3%
Tax reform revaluation(3)	—	—%	288	0.2%	(15,894)	28.6%
(Decrease) increase in valuation allowance(4)	(164)	0.8%	(20,434)	(12.9%)	21,023	(37.8%)
Other	154	(0.7%)	1,416	0.9%	—	—%

Total income tax benefit	$(3,135)	15.0%	$(13,027)	(8.3%)	$(30,836)	55.5%

(1)

2017 includes the establishment of a deferred tax asset related to partnership basis difference when it became apparent that it would reverse in the foreseeable future. This deferred tax asset was fully reserved in the valuation allowance described below as of December 31, 2017.

(2)

Effective January 1, 2017, we adopted a new accounting standard applicable to intercompany asset transfers. As a result, the accumulated unrecognized deferred tax expense associated with historical intercompany transfers was recognized as a cumulative effect adjustment through retained earnings at that time. 2018 includes the tax benefit to establish the initial deferred tax asset from the intercompany transfer of a portion of the Asset Management business between the Aimco Operating Partnership and TRS entities.

(3)

Reflects revaluation of deferred tax assets and liabilities using the TRS entities’ lower effective tax rates resulting from the 2017 Act. Accounting for the tax effects of enactment of the 2017 Act was finalized during the year ended December 31, 2018.

(4)

2019 includes a $0.2 million release of a valuation allowance for expired state NOL carryforwards. 2017 includes a $15.4 million valuation allowance against the deferred tax assets associated with rehabilitation tax credits due to the lower federal tax rate under the 2017 Act. This valuation allowance was reversed in 2018 as a result of the sale of our Asset Management business.

Income taxes paid totaled approximately $12.2 million, $11.5 million and $7.4 million in the years ended December 31, 2019, 2018, and 2017, respectively.

For income tax purposes, dividends paid to holders of Common Stock primarily consist of ordinary income, capital gains, qualified dividends and unrecaptured Section 1250 gains, or a combination thereof. For the years ended December 31, 2019, 2018, and 2017, dividends per share held for the entire year were estimated to be taxable as follows:

	2019		2018		2017
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income	$0.66	20.7%	$0.51	33.4%	$0.75	51.5%
Capital gains	1.29	40.4%	0.93	61.2%	0.51	35.7%
Qualified dividends	0.66	20.7%	—	—%	0.02	1.6%
Unrecaptured Section 1250 gain	0.58	18.2%	0.08	5.4%	0.16	11.2%

Total	$3.19	100.0%	$1.52	100.0%	$1.44	100.0%

Note 11—Earnings per Share

Aimco calculates basic earnings per common share based on the weighted-average number of shares of Common Stock outstanding. We calculate diluted earnings per share taking into consideration dilutive common stock equivalents and dilutive convertible securities outstanding during the period.

Our common stock equivalents include options to purchase shares of Common Stock, which, if exercised, would result in Aimco’s issuance of additional shares and the Aimco Operating Partnership’s issuance to Aimco of additional common partnership units equal to the number of shares purchased under the options. These equivalents also include unvested TSR Restricted Stock awards that do not meet the definition of participating securities, which would result in an increase in the number of shares of Common Stock outstanding equal to the number of the shares that vest. We include in the denominator securities with dilutive effect in calculating diluted earnings per share during these periods.

Our Time-Based Restricted Stock awards receive non-forfeitable dividends similar to shares of Common Stock prior to vesting, and our TSR LTIP I units and TSR LTIP II units receive non-forfeitable distributions based on specified percentages of the distributions paid to common partnership units prior to vesting and conversion. The unvested restricted shares and units related to these awards are participating securities. We include the effect of participating securities in basic and diluted earnings per share computations using the two-class method of allocating distributed and undistributed earnings when the two-class method is more dilutive than the treasury stock method.

Reconciliations of the numerator and denominator in the calculations of basic and diluted earnings per share and per unit for the years ended December 31, 2019, 2018, and 2017 are as follows (in thousands, except per share and per unit data):

	2019	2018	2017
Earnings per share
Numerator:
Basic and dilutive net income attributable to Aimco common stockholders	$466,144	$656,597	$306,861
Denominator—shares:
Basic weighted-average Common Stock outstanding	147,718	151,152	151,595
Dilutive share equivalents outstanding	226	182	465

Dilutive weighted-average Common Stock outstanding	147,944	151,334	152,060

Earnings per share—basic	$3.16	$4.34	$2.02

Earnings per share—dilutive	$3.15	$4.34	$2.02

Non-dilutive share equivalents outstanding	—	269	184

As discussed in Note 7, the Aimco Operating Partnership has various classes of preferred OP Units, which may be redeemed at the holders’ option. The Aimco Operating Partnership may redeem these units for cash, or at its option, shares of Common Stock. As of December 31, 2019, these preferred OP Units were potentially redeemable for approximately 1.9 million shares of Common Stock (based on the period end market price), or cash. The Aimco Operating Partnership has a redemption policy that requires cash settlement of redemption requests for the preferred OP Units, subject to limited exceptions. Accordingly, we have excluded these securities from earnings per share computations for the periods presented above, and we expect to exclude them in future periods.

Note 12—Fair Value Measurements

Recurring Fair Value Measurements

We measure at fair value on a recurring basis our investment in the securitization trust that holds certain of our property debt, which we classify as AFS debt securities. These investments are presented within other assets in the consolidated balance sheets. We hold several positions in the securitization trust that pay interest currently and we also hold the first loss position in the securitization trust, which accrues interest over the term of the investment. These investments were acquired at a discount to face value and we are accreting the discount to the $100.9 million face value of the investments through interest income using the effective interest method over the remaining expected term of the investments, which as of December 31, 2019, was approximately 1.6 years. Our amortized cost basis for these investments, which represents the original cost adjusted for interest accretion less interest payments received, was $90.0 million and $83.6 million at December 31, 2019 and 2018, respectively.

Our investments in AFS debt securities are classified within Level 2 of the GAAP fair value hierarchy. We estimate the fair value of these investments using an income and market approach with primarily observable inputs, including yields and other information regarding similar types of investments, and adjusted for certain unobservable inputs specific to these investments. The fair value of the positions that pay interest currently typically moves in an inverse relationship with movements in interest rates. The fair value of the first loss position is primarily correlated to collateral quality and demand for similar subordinate commercial mortgage-backed securities.

The following table summarizes fair value for our AFS debt securities as of December 31, 2019 and 2018 (in thousands):

	As of December 31,
	2019				2018
	Total Fair Value	Level 1	Level 2	Level 3	Total Fair Value	Level 1	Level 2	Level 3
AFS debt securities	$94,251	$—	$94,251	$—	$88,457	$—	$88,457	$—

Non-Recurring Fair Value Measurements

We believe that the carrying value of the consolidated amounts of cash and cash equivalents, accounts receivables and payables approximated their fair value as of December 31, 2019 and 2018, due to their relatively short-term nature and high probability of realization. The carrying amounts of notes receivable and the revolving credit facility approximated their estimated fair value as of December 31, 2019. We estimate the fair value of our non-recourse property debt using an income and market approach, including comparison of the contractual terms to observable and unobservable inputs such as market interest rate risk spreads, contractual interest rates, remaining periods to maturity, collateral quality and loan to value ratios on similarly encumbered apartment communities within our portfolio. We classify the fair value of our non-recourse property debt within Level 2 of the GAAP valuation hierarchy based on the significance of certain of the unobservable inputs used to estimate its fair value.

The following table summarizes carrying value and fair value of our non-recourse property debt as of December 31, 2019 and 2018 (in thousands):

	As of December 31,
	2019		2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-recourse property debt	$4,251,339	$4,298,630	$3,937,000	$3,893,171

Note 13—Business Segments

In 2019, as a result of the 2018 sale of the Asset Management business, we revised the information regularly reviewed by our chief executive officer, who is our chief operating decision maker, to assess our operating performance. We have determined we have four segments: Same Store, Redevelopment and Development, Acquisition, and Other Real Estate.

Our Same Store segment includes communities that have reached a stabilized level of operations as of the beginning of a two-year comparable period and maintained it throughout the current and comparable prior year, and are not expected to be sold within 12 months. Our Redevelopment and Development segment includes apartment communities that are currently under construction that have not achieved a stabilized level of operations, and those that have been completed in recent years that have not achieved and maintained stabilized operations for both the current and comparable prior year. Our Acquisition segment includes communities that we have acquired since the beginning of a two-year comparable period. Our Other Real Estate segment primarily includes communities that are subject to limitations on rent increases, communities that we expect to sell within 12 months but do not yet meet the criteria to be classified as held for sale, certain retail spaces and 1001 Brickell Bay Drive.

Our chief operating decision maker uses proportionate property net operating income to assess the operating performance of our apartment communities. Proportionate property net operating income is defined as our share of rental and other property revenues, excluding utility costs reimbursed by residents, less our share of property operating expenses, net of utility reimbursements, for consolidated communities. In our consolidated statements of operations, utility reimbursements are included in rental and other property revenues attributable to real estate, in accordance with GAAP.

As of December 31, 2019, our Same Store segment included 91 consolidated apartment communities with 26,649 apartment homes; our Redevelopment and Development segment included seven consolidated communities with 3,143 homes; our Acquisition segment included seven consolidated communities with 1,590 homes; and our Other Real Estate segment included 15 consolidated communities with 1,315 homes and one office building.

The following tables present the revenues, proportionate property net operating income and income before income tax benefit of our segments on a proportionate basis and excluding our proportionate share of four apartment communities with 142 apartment homes that we neither manage nor consolidate, and amounts related to communities sold as of December 31, 2019 for the years ended December 31, 2019, 2018, and 2017 (in thousands):

	Same Store	Redevelopment and Development	Acquisition	Other Real Estate	Proportionate and Other Adjustments(1)	Corporate and Amounts Not Allocated to Segments(2)	Consolidated
Year ended December 31, 2019:
Total revenues	$691,379	$75,522	$42,038	$45,105	$33,450	$26,800	$914,294

Property operating expenses attributable to real estate	181,802	27,919	11,715	17,717	31,140	40,928	311,221
Other operating expenses not allocated to segments(3)	—	—	—	—	—	446,300	446,300

Total operating expenses	181,802	27,919	11,715	17,717	31,140	487,228	757,521

Proportionate property net operating income	509,577	47,603	30,323	27,388	2,310	(460,428)	156,773
Other items included in income before income tax benefit(4)	—	—	—	—	—	348,119	348,119

Income before income tax benefit	$509,577	$47,603	$30,323	$27,388	$2,310	$(112,309)	$504,892

	Same Store	Redevelopment and Development	Acquisition	Other Real Estate	Proportionate and Other Adjustments(1)	Corporate and Amounts Not Allocated to Segments(2)	Consolidated
Year ended December 31, 2018:
Total revenues	$665,835	$76,687	$27,923	$37,647	$31,442	$132,876	$972,410

Property operating expenses attributable to real estate	177,466	27,836	7,689	14,910	29,323	50,677	307,901
Other operating expenses not allocated to segments(3)	—	—	—	—	—	448,753	448,753

Total operating expenses	177,466	27,836	7,689	14,910	29,323	499,430	756,654

Proportionate property net operating income	488,369	48,851	20,234	22,737	2,119	(366,554)	215,756
Other items included in income before income tax benefit(4)	—	—	—	—	—	487,820	487,820

Income before income tax benefit	$488,369	$48,851	$20,234	$22,737	$2,119	$121,266	$703,576

	Same Store	Redevelopment and Development	Acquisition	Other Real Estate	Proportionate and Other Adjustments(1)	Corporate and Amounts Not Allocated to Segments(2)	Consolidated
Year ended December 31, 2017:
Total revenues	$626,311	$72,995	$—	$36,869	$39,776	$229,486	$1,005,437

Property operating expenses attributable to real estate	171,167	26,471	—	14,121	29,782	77,585	319,126
Other operating expenses not allocated to segments(3)	—	—	—	—	—	492,328	492,328

Total operating expenses	171,167	26,471	—	14,121	29,782	569,913	811,454

Proportionate property net operating income	455,144	46,524	—	22,748	9,994	(340,427)	193,983
Other items included in income before income tax benefit(4)	—	—	—	—	—	122,260	122,260

Income before income tax benefit	$455,144	$46,524	$—	$22,748	$9,994	$(218,167)	$316,243

(1)

Represents adjustments for the noncontrolling interests in consolidated real estate partnerships’ share of the results of consolidated apartment communities in our segments, which are included in the related consolidated amounts, but excluded from proportionate property net operating income for our segment evaluation. Also includes the reclassification of utility reimbursements from revenues to property operating expenses for the purpose of evaluating segment results. Utility reimbursements are included in rental and other property revenues attributable to real estate in our consolidated statements of operations prepared in accordance with GAAP.

(2)

Includes the operating results of apartment communities sold during the periods shown or held for sale at the end of the period, if any, and the operating results of communities owned by consolidated partnerships served by our Asset Management business prior to its sale in July 2018. Corporate and Amounts Not Allocated to Segments also includes property management expenses and casualty gains and losses, which are included in consolidated property operating expenses and are not part of our segment performance measure.

(3)

Other operating expenses not allocated to segments consists of property operating expenses of partnerships served by our Asset Management business prior to its sale in July 2018, depreciation and amortization, general and administrative expenses and other operating expenses including provision for real estate impairment loss, which are not included in our measure of segment performance.

(4)	Other items included in income before income tax benefit primarily consists of gain on dispositions of real estate and the Asset Management business and interest expense.

The assets of our segments and the consolidated assets not allocated to our segments were as follows (in thousands):

	December 31, 2019	December 31, 2018
Same Store	$3,982,586	$4,068,880
Redevelopment and Development	946,390	792,126
Acquisition	623,037	507,190
Other Real Estate	647,725	327,092
Corporate and other assets(1)	629,001	494,716

Total consolidated assets	$6,828,739	$6,190,004

(1)

Includes the assets not allocated to our segments, primarily corporate assets, assets of apartment communities which were sold or classified as held for sale as of December 31, 2019, and the Asset Management business.

For the years ended December 31, 2019, 2018, and 2017, capital additions related to our segments were as follows (in thousands):

	2019	2018	2017
Same Store	$153,944	$171,869	$215,130
Redevelopment and Development	194,498	138,103	84,712
Acquisition	33,122	14,228	—
Other Real Estate	20,011	6,314	12,044

Total capital additions	$401,575	$330,514	$311,886

Note 14—Unaudited Summarized Consolidated Quarterly Information

Aimco’s summarized unaudited consolidated quarterly information for the years ended December 31, 2019 and 2018, is provided below (in thousands, except per share amounts):

	Quarter
2019	First	Second	Third	Fourth
Total revenues	$230,235	$224,200	$229,827	$230,032
Net income	291,295	69,996	3,970	142,766
Net income attributable to Aimco common stockholders	271,568	59,234	2,003	133,339
Net income attributable to Aimco common stockholders per common share—basic	$1.88	$0.40	$0.01	$0.90
Net income attributable to Aimco common stockholders per common share—diluted	$1.88	$0.40	$0.01	$0.90

	Quarter
2018	First	Second	Third	Fourth
Total revenues	$247,720	$250,187	$242,481	$232,022
Net income	95,690	7,156	603,917	9,840
Net income attributable to Aimco common stockholders	81,525	2,817	567,029	5,226
Net income attributable to Aimco common stockholders per common share—basic	$0.54	$0.02	$3.73	$0.04
Net income attributable to Aimco common stockholders per common share—diluted	$0.54	$0.02	$3.73	$0.04

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2019

(In Thousands Except Apartment Home Data)

		(1) Date Consolidated				Initial Cost		(2) Cost Capitalized Subsequent to Consolidation	As of December 31, 2019
Apartment Community Name	Apartment Type		Location	Year Built	Apartment Homes	Land	Buildings and Improvements		Land	Buildings and Improvements	(3) Total	(4) Accumulated Depreciation (AD)	Total Cost Net of AD	(5) Encumbrances
Same Store Sales:
100 Forest Place	High Rise	Dec 1997	Oak Park, IL	1987	234	$2,664	$18,815	$11,145	$2,664	$29,960	$32,624	$(16,676)	$15,948	$34,453
118-122 West 23rd Street	High Rise	Jun 2012	New York, NY	1987	42	14,985	23,459	6,914	14,985	30,373	45,358	(10,461)	34,897	16,999
1045 on the Park Apartment Homes	Mid Rise	Jul 2013	Atlanta, GA	2012	30	2,793	6,662	819	2,793	7,481	10,274	(1,739)	8,535	—
1582 First Avenue	High Rise	Mar 2005	New York, NY	1900	17	4,281	752	518	4,281	1,270	5,551	(650)	4,901	2,226
21 Fitzsimons	Mid Rise	Aug 2014	Aurora, CO	2008	600	12,864	104,720	27,677	12,864	132,397	145,261	(26,098)	119,163	89,413
2200 Grace	Mid Rise	Dec 1999	Lombard, IL	1971	72	642	7,788	294	642	8,082	8,724	(4,549)	4,175	7,448
2900 on First Apartments	Mid Rise	Oct 2008	Seattle, WA	1989	135	19,070	17,518	34,356	19,070	51,874	70,944	(29,578)	41,366	13,594
306 East 89th Street	High Rise	Jul 2004	New York, NY	1930	20	2,680	1,006	1,099	2,680	2,105	4,785	(1,046)	3,739	1,816
322-324 East 61st Street	High Rise	Mar 2005	New York, NY	1900	40	6,372	2,224	1,598	6,372	3,822	10,194	(2,009)	8,185	3,339
3400 Avenue of the Arts	Mid Rise	Mar 2002	Costa Mesa, CA	1987	770	57,241	65,506	88,112	57,241	153,618	210,859	(92,205)	118,654	142,476
452 East 78th Street	High Rise	Jan 2004	New York, NY	1900	12	1,982	608	600	1,982	1,208	3,190	(548)	2,642	—
510 East 88th Street	High Rise	Jan 2004	New York, NY	1900	20	3,163	1,002	653	3,163	1,655	4,818	(726)	4,092	—
514-516 East 88th Street	High Rise	Mar 2005	New York, NY	1900	36	6,282	2,168	1,617	6,282	3,785	10,067	(1,868)	8,199	3,620
Axiom	Mid Rise	Apr 2015	Cambridge, MA	2015	115	—	63,612	2,665	—	66,277	66,277	(11,504)	54,773	32,253
Bank Lofts	High Rise	Apr 2001	Denver, CO	1920	125	3,525	9,045	5,797	3,525	14,842	18,367	(8,109)	10,258	10,218
Bay Ridge at Nashua	Garden	Jan 2003	Nashua, NH	1984	412	3,262	40,713	17,995	3,262	58,708	61,970	(26,731)	35,239	50,638
Bayberry Hill Estates	Garden	Aug 2002	Framingham, MA	1971	424	19,944	35,945	25,151	19,944	61,096	81,040	(30,503)	50,537	44,197
Bluffs at Pacifica, The	Garden	Oct 2006	Pacifica, CA	1963	64	8,108	4,132	17,349	8,108	21,481	29,589	(11,400)	18,189	—
Boston Lofts	High Rise	Apr 2001	Denver, CO	1890	158	3,446	20,589	6,715	3,446	27,304	30,750	(14,706)	16,044	14,927
Boulder Creek	Garden	Jul 1994	Boulder, CO	1973	221	754	7,730	20,791	754	28,521	29,275	(20,708)	8,567	37,861
Broadcast Center	Garden	Mar 2002	Los Angeles, CA	1990	279	29,407	41,244	31,856	29,407	73,100	102,507	(32,455)	70,052	96,880
Broadway Lofts	High Rise	Sep 2012	San Diego, CA	1909	84	5,367	14,442	7,647	5,367	22,089	27,456	(6,031)	21,425	11,298
Burke Shire Commons	Garden	Mar 2001	Burke, VA	1986	360	4,867	23,617	19,855	4,867	43,472	48,339	(27,328)	21,011	56,855

		(1) Date Consolidated				Initial Cost		(2) Cost Capitalized Subsequent to Consolidation	As of December 31, 2019
Apartment Community Name	Apartment Type		Location	Year Built	Apartment Homes	Land	Buildings and Improvements		Land	Buildings and Improvements	(3) Total	(4) Accumulated Depreciation (AD)	Total Cost Net of AD	(5) Encumbrances
Calhoun Beach Club	High Rise	Dec 1998	Minneapolis, MN	1928	332	$11,708	$73,334	$65,713	$11,708	$139,047	$150,755	$(85,259)	$65,496	$—
Canyon Terrace	Garden	Mar 2002	Saugus, CA	1984	130	7,508	6,601	7,008	7,508	13,609	21,117	(7,711)	13,406	—
Cedar Rim	Garden	Apr 2000	Newcastle, WA	1980	104	761	5,218	13,873	761	19,091	19,852	(14,179)	5,673	—
Charlesbank Apartment Homes	Mid Rise	Sep 2013	Watertown, MA	2012	44	3,399	11,726	1,018	3,399	12,744	16,143	(2,931)	13,212	—
Chestnut Hall	High Rise	Oct 2006	Philadelphia, PA	1923	315	12,338	14,299	13,223	12,338	27,522	39,860	(13,266)	26,594	35,834
Creekside	Garden	Jan 2000	Denver, CO	1974	328	3,189	12,698	7,404	3,189	20,102	23,291	(13,579)	9,712	11,066
Crescent at West Hollywood, The	Mid Rise	Mar 2002	West Hollywood, CA	1985	130	15,765	10,215	8,281	15,765	18,496	34,261	(12,337)	21,924	39,336
Elm Creek	Mid Rise	Dec 1997	Elmhurst, IL	1987	400	5,910	30,830	32,788	5,910	63,618	69,528	(35,969)	33,559	50,296
Evanston Place	High Rise	Dec 1997	Evanston, IL	1990	190	3,232	25,546	16,703	3,232	42,249	45,481	(20,982)	24,499	—
Four Quarters Habitat	Garden	Jan 2006	Miami, FL	1976	336	2,379	17,199	32,991	2,379	50,190	52,569	(30,456)	22,113	50,716
Foxchase	Garden	Dec 1997	Alexandria, VA	1940	2,113	15,496	96,062	64,213	15,496	160,275	175,771	(92,368)	83,403	218,337
Georgetown	Garden	Aug 2002	Framingham, MA	1964	207	12,351	13,168	4,896	12,351	18,064	30,415	(9,068)	21,347	14,355
Georgetown II	Mid Rise	Aug 2002	Framingham, MA	1958	72	4,577	4,057	2,316	4,577	6,373	10,950	(3,871)	7,079	—
Hidden Cove	Garden	Jul 1998	Escondido, CA	1983	334	3,043	17,616	11,447	3,043	29,063	32,106	(17,321)	14,785	51,840
Hidden Cove II	Garden	Jul 2007	Escondido, CA	1986	118	12,849	6,530	5,439	12,849	11,969	24,818	(5,881)	18,937	20,160
Hillcreste	Garden	Mar 2002	Century City, CA	1989	315	35,862	47,216	15,706	35,862	62,922	98,784	(29,709)	69,075	61,930
Hillmeade	Garden	Nov 1994	Nashville, TN	1986	288	2,872	16,070	22,103	2,872	38,173	41,045	(22,434)	18,611	26,756
Horizons West Apartments	Mid Rise	Dec 2006	Pacifica, CA	1970	78	8,887	6,377	2,808	8,887	9,185	18,072	(4,155)	13,917	—
Hunt Club	Garden	Sep 2000	Gaithersburg, MD	1986	336	17,859	13,149	14,807	17,859	27,956	45,815	(17,241)	28,574	—
Hyde Park Tower	High Rise	Oct 2004	Chicago, IL	1990	155	4,731	14,927	16,765	4,731	31,692	36,423	(11,613)	24,810	12,301
Indian Oaks	Garden	Mar 2002	Simi Valley, CA	1986	254	24,523	15,801	12,124	24,523	27,925	52,448	(14,829)	37,619	26,944
Indigo	High Rise	Aug 2016	Redwood City, CA	2016	463	26,932	296,116	3,561	26,932	299,677	326,609	(35,408)	291,201	135,348
Island Club	Garden	Oct 2000	Oceanside, CA	1986	592	18,027	28,654	21,829	18,027	50,483	68,510	(32,842)	35,668	93,333
Latrobe	High Rise	Jan 2003	Washington, D.C.	1980	175	3,459	9,103	13,380	3,459	22,483	25,942	(13,313)	12,629	26,128
Laurel Crossing	Garden	Jan 2006	San Mateo, CA	1971	418	49,474	17,756	15,017	49,474	32,773	82,247	(17,078)	65,169	104,658
Lincoln Place(6)	Garden	Oct 2004	Venice, CA	1951	795	128,332	10,439	340,136	44,197	350,575	394,772	(143,166)	251,606	184,330
Malibu Canyon	Garden	Mar 2002	Calabasas, CA	1986	698	69,834	53,438	41,577	69,834	95,015	164,849	(51,078)	113,771	102,968
Mariners Cove	Garden	Mar 2002	San Diego, CA	1984	500	—	66,861	14,977	—	81,838	81,838	(42,171)	39,667	—
Meadow Creek	Garden	Jul 1994	Boulder, CO	1968	332	1,435	24,533	10,058	1,435	34,591	36,026	(21,082)	14,944	—
Merrill House	High Rise	Jan 2000	Falls Church, VA	1964	159	1,836	10,831	7,588	1,836	18,419	20,255	(10,923)	9,332	—
Monterey Grove	Garden	Jun 2008	San Jose, CA	1999	224	34,325	21,939	16,051	34,325	37,990	72,315	(13,236)	59,079	49,680
Ocean House on Prospect	Mid Rise	Apr 2013	La Jolla, CA	1970	53	12,528	18,805	15,336	12,528	34,141	46,669	(8,635)	38,034	12,281
One Canal	High Rise	Sep 2013	Boston, MA	2016	310	—	15,873	178,772	—	194,645	194,645	(29,058)	165,587	108,491
Pacific Bay Vistas(6)	Garden	Mar 2001	San Bruno, CA	1987	308	28,694	62,460	40,698	23,354	103,158	126,512	(39,188)	87,324	104,664
Pacifica Park	Garden	Jul 2006	Pacifica, CA	1977	104	12,970	6,579	8,815	12,970	15,394	28,364	(7,517)	20,847	28,613
Palazzo at Park La Brea, The	Mid Rise	Feb 2004	Los Angeles, CA	2002	521	48,362	125,464	48,103	48,362	173,567	221,929	(87,785)	134,144	165,344

		(1) Date Consolidated				Initial Cost		(2) Cost Capitalized Subsequent to Consolidation	As of December 31, 2019
Apartment Community Name	Apartment Type		Location	Year Built	Apartment Homes	Land	Buildings and Improvements		Land	Buildings and Improvements	(3) Total	(4) Accumulated Depreciation (AD)	Total Cost Net of AD	(5) Encumbrances
Palazzo East at Park La Brea, The	Mid Rise	Mar 2005	Los Angeles, CA	2005	611	$72,578	$136,503	$28,065	$72,578	$164,568	$237,146	$(79,668)	$157,478	$192,083
Pathfinder Village	Garden	Jan 2006	Fremont, CA	1973	246	19,595	14,838	20,707	19,595	35,545	55,140	(17,480)	37,660	55,000
Peachtree Park	Garden	Jan 1996	Atlanta, GA	1969	303	4,684	11,713	14,244	4,684	25,957	30,641	(17,244)	13,397	27,316
Plantation Gardens	Garden	Oct 1999	Plantation, FL	1971	372	3,773	19,443	25,547	3,773	44,990	48,763	(28,766)	19,997	—
Preserve at Marin	Mid Rise	Aug 2011	Corte Madera, CA	1964	126	13,516	30,132	82,512	13,516	112,644	126,160	(32,015)	94,145	35,451
Ravensworth Towers	High Rise	Jun 2004	Annandale, VA	1974	219	3,455	17,157	4,575	3,455	21,732	25,187	(15,171)	10,016	19,870
River Club, The	Garden	Apr 2005	Edgewater, NJ	1998	266	30,579	30,638	8,468	30,579	39,106	69,685	(19,159)	50,526	59,070
Riverloft	High Rise	Oct 1999	Philadelphia, PA	1910	184	2,120	11,286	38,090	2,120	49,376	51,496	(25,765)	25,731	5,881
Rosewood	Garden	Mar 2002	Camarillo, CA	1976	152	12,430	8,060	6,983	12,430	15,043	27,473	(7,950)	19,523	—
Royal Crest Estates	Garden	Aug 2002	Warwick, RI	1972	492	22,433	24,095	6,736	22,433	30,831	53,264	(21,454)	31,810	—
Royal Crest Estates	Garden	Aug 2002	Nashua, NH	1970	902	68,230	45,562	16,865	68,230	62,427	130,657	(44,966)	85,691	70,299
Royal Crest Estates	Garden	Aug 2002	Marlborough, MA	1970	473	25,178	28,786	15,100	25,178	43,886	69,064	(29,314)	39,750	62,074
Royal Crest Estates	Garden	Aug 2002	North Andover, MA	1970	588	51,292	36,808	30,314	51,292	67,122	118,414	(39,455)	78,959	81,363
Saybrook Pointe	Garden	Dec 2014	San Jose, CA	1995	324	32,842	84,457	25,960	32,842	110,417	143,259	(19,010)	124,249	61,073
Shenandoah Crossing	Garden	Sep 2000	Fairfax, VA	1984	640	18,200	57,198	26,395	18,200	83,593	101,793	(62,964)	38,829	57,204
Springwoods at Lake Ridge	Garden	Jul 2002	Woodbridge, VA	1984	180	5,587	7,284	3,790	5,587	11,074	16,661	(5,064)	11,597	—
Sterling Apartment Homes, The	Garden	Oct 1999	Philadelphia, PA	1961	534	8,871	55,365	118,250	8,871	173,615	182,486	(91,452)	91,034	141,077
Stonecreek Club	Garden	Sep 2000	Germantown, MD	1984	240	13,593	9,347	8,450	13,593	17,797	31,390	(13,092)	18,298	—
Township At Highlands	Town Home	Nov 1996	Centennial, CO	1985	161	1,536	9,773	10,121	1,536	19,894	21,430	(13,167)	8,263	13,120
Vantage Pointe	Mid Rise	Aug 2002	Swampscott, MA	1987	96	4,748	10,089	2,661	4,748	12,750	17,498	(5,806)	11,692	—
Villa Del Sol	Garden	Mar 2002	Norwalk, CA	1972	120	7,476	4,861	5,050	7,476	9,911	17,387	(6,000)	11,387	10,338
Villas of Pasadena	Mid Rise	Jan 2006	Pasadena, CA	1973	92	9,693	6,818	4,696	9,693	11,514	21,207	(5,230)	15,977	—
Vivo	High Rise	Jun 2016	Cambridge, MA	2015	91	6,450	35,974	5,851	6,450	41,825	48,275	(11,588)	36,687	19,810
Waterford Village	Garden	Aug 2002	Bridgewater, MA	1971	588	29,110	28,101	11,636	29,110	39,737	68,847	(29,186)	39,661	34,464
Waterways Village	Garden	Jun 1997	Aventura, FL	1994	180	4,504	11,064	16,910	4,504	27,974	32,478	(13,996)	18,482	12,865
Waverly Apartments	Garden	Aug 2008	Brighton, MA	1970	103	7,920	11,347	6,844	7,920	18,191	26,111	(7,441)	18,670	11,245
Wexford Village	Garden	Aug 2002	Worcester, MA	1974	264	6,349	17,939	5,183	6,349	23,122	29,471	(14,281)	15,190	—
Willow Bend	Garden	May 1998	Rolling Meadows, IL	1969	328	2,717	15,437	20,130	2,717	35,567	38,284	(24,855)	13,429	32,489
Windrift	Garden	Mar 2001	Oceanside, CA	1987	404	24,960	17,590	22,254	24,960	39,844	64,804	(26,130)	38,674	72,646
Windsor Park	Garden	Mar 2001	Woodbridge, VA	1987	220	4,279	15,970	6,366	4,279	22,336	26,615	(14,287)	12,328	—
Yacht Club at Brickell	High Rise	Dec 2003	Miami, FL	1998	357	31,362	32,214	18,825	31,362	51,039	82,401	(19,678)	62,723	68,351
Yorktown Apartments	High Rise	Dec 1999	Lombard, IL	1971	292	2,413	10,374	53,236	2,413	63,610	66,023	(31,274)	34,749	30,167

Total Same Store Sales					26,649	$1,411,619	$2,597,010	$2,149,561	$1,322,144	$4,746,571	$6,068,715	$(2,188,175)	$3,880,540	$3,579,476

		(1) Date Consolidated				Initial Cost		(2) Cost Capitalized Subsequent to Consolidation	As of December 31, 2019
Apartment Community Name	Apartment Type		Location	Year Built	Apartment Homes	Land	Buildings and Improvements		Land	Buildings and Improvements	(3) Total	(4) Accumulated Depreciation (AD)	Total Cost Net of AD	(5) Encumbrances

Redevelopment and Development:
236-238 East 88th Street	High Rise	Jan 2004	New York, NY	1900	42	$8,820	$2,914	$8,734	$8,820	$11,648	$20,468	$(2,088)	$18,380	$—
707 Leahy	Garden	Apr 2007	Redwood City, CA	1973	110	15,444	7,909	16,619	15,444	24,528	39,972	(6,731)	33,241	8,534
Bay Parc Plaza	High Rise	Sep 2004	Miami, FL	2000	474	22,680	41,847	38,851	22,680	80,698	103,378	(26,606)	76,772	76,631
Flamingo Point	High Rise	Sep 1997	Miami Beach, FL	1960	1,101	32,427	48,808	400,164	32,427	448,972	481,399	(188,572)	292,827	—
Parc Mosaic	Garden	Dec 2014	Boulder, CO	1970	226	15,300	—	107,179	15,300	107,179	122,479	(461)	122,018	—
Park Towne Place	High Rise	Apr 2000	Philadelphia, PA	1959	940	10,472	47,301	353,053	10,472	400,354	410,826	(152,223)	258,603	196,655
Villas at Park La Brea, The	Garden	Mar 2002	Los Angeles, CA	2002	250	8,630	48,871	19,251	8,630	68,122	76,752	(33,834)	42,918	51,097
Other(7)					—	9,598	—	82,830	9,598	82,830	92,428	(2)	92,426	—

Total Redevelopment and Development					3,143	$123,371	$197,650	$1,026,681	$123,371	$1,224,331	$1,347,702	$(410,517)	$937,185	$332,917

Acquisition:
777 South Broad Street	Mid Rise	May 2018	Philadelphia, PA	2010	146	$6,986	$67,512	$2,596	$6,986	$70,108	$77,094	$(4,115)	$72,979	$56,581
Avery Row	Mid Rise	Dec 2018	Arlington, VA	2013	67	8,165	21,348	1,812	8,165	23,160	31,325	(913)	30,412	—
Bent Tree Apartments	Garden	Feb 2018	Centreville, VA	1986	748	46,975	113,695	20,823	46,975	134,518	181,493	(9,679)	171,814	—
Locust on the Park	High Rise	May 2018	Philadelphia, PA	1911	152	5,292	53,823	4,228	5,292	58,051	63,343	(3,510)	59,833	34,891
One Ardmore	Mid Rise	Apr 2019	Ardmore, PA	2019	110	4,929	61,631	1,387	4,929	63,018	67,947	(1,560)	66,387	31,052
Southstar Lofts	High Rise	May 2018	Philadelphia, PA	2014	85	1,780	37,428	683	1,780	38,111	39,891	(2,235)	37,656	29,624
The Left Bank	Mid Rise	May 2018	Philadelphia, PA	1929	282	—	130,893	13,352	—	144,245	144,245	(8,092)	136,153	80,679
Other(7)					—	7,890	—	14,634	7,890	14,634	22,524	—	22,524	—

Total Acquisition					1,590	$82,017	$486,330	$59,515	$82,017	$545,845	$627,862	$(30,104)	$597,758	$232,827

Other Real Estate:
1001 Brickell	High Rise	Jul 2019	Miami, FL	1985	—	$149,519	$152,892	$5,228	$149,519	$158,120	$307,639	$(8,053)	$299,586	$—
173 E. 90th Street	High Rise	May 2004	New York, NY	1910	72	12,066	4,535	8,827	12,066	13,362	25,428	(4,667)	20,761	—
182-188 Columbus Avenue	Mid Rise	Feb 2007	New York, NY	1910	32	19,123	3,300	5,769	19,123	9,069	28,192	(4,603)	23,589	13,635
234 East 88th Street	Mid Rise	Jan 2014	New York, NY	1900	20	2,448	4,449	828	2,448	5,277	7,725	(1,418)	6,307	—
237-239 Ninth Avenue	High Rise	Mar 2005	New York, NY	1900	36	8,495	1,866	3,132	8,495	4,998	13,493	(3,166)	10,327	5,438
240 West 73rd Street	High Rise	Sep 2004	New York, NY	1900	200	68,109	12,140	14,048	68,109	26,188	94,297	(10,715)	83,582	—
311 & 313 East 73rd Street	Mid Rise	Mar 2003	New York, NY	1904	34	5,678	1,609	598	5,678	2,207	7,885	(1,625)	6,260	—
464-466 Amsterdam & 200-210 W. 83rd Street	Mid Rise	Feb 2007	New York, NY	1910	71	25,553	7,101	9,153	25,553	16,254	41,807	(6,396)	35,411	20,094
518 East 88th Street	Mid Rise	Jan 2014	New York, NY	1900	20	2,233	4,315	625	2,233	4,940	7,173	(1,388)	5,785	—

		(1) Date Consolidated				Initial Cost		(2) Cost Capitalized Subsequent to Consolidation	As of December 31, 2019
Apartment Community Name	Apartment Type		Location	Year Built	Apartment Homes	Land	Buildings and Improvements		Land	Buildings and Improvements	(3) Total	(4) Accumulated Depreciation (AD)	Total Cost Net of AD	(5) Encumbrances
Columbus Avenue	Mid Rise	Sep 2003	New York, NY	1880	59	$35,527	$9,450	$9,327	$35,527	$18,777	$54,304	$(12,118)	$42,186	$24,608
Heritage Park Escondido	Garden	Oct 2000	Escondido, CA	1986	196	1,055	7,565	2,945	1,055	10,510	11,565	(7,188)	4,377	5,867
Heritage Park Livermore	Garden	Oct 2000	Livermore, CA	1988	167	—	10,209	2,111	—	12,320	12,320	(8,576)	3,744	6,090
Heritage Village Anaheim	Garden	Oct 2000	Anaheim, CA	1986	196	1,832	8,541	2,332	1,832	10,873	12,705	(7,339)	5,366	7,124
Mezzo	High Rise	Mar 2015	Atlanta, GA	2008	94	4,292	34,178	1,817	4,292	35,995	40,287	(6,918)	33,369	22,970
St. George Villas	Garden	Jan 2006	St. George, SC	1984	40	107	1,025	419	107	1,444	1,551	(1,290)	261	293
Tremont	Mid Rise	Dec 2014	Atlanta, GA	2009	78	5,274	18,011	3,069	5,274	21,080	26,354	(4,028)	22,326	—
Other(7)					—	205	—	382	205	382	587	—	587	—

Total Other Real Estate					1,315	$341,516	$281,186	$70,610	$341,516	$351,796	$693,312	$(89,488)	$603,824	$106,119

Total Portfolio					32,697	$1,958,523	$3,562,176	$3,306,367	$1,869,048	$6,868,543	$8,737,591	$(2,718,284)	$6,019,307	$4,251,339

(1)	Date we acquired the apartment community or first consolidated the partnership that owns the community.
(2)	Includes costs capitalized since acquisition or date of initial consolidation of the community.
(3)	The aggregate cost of land and depreciable property for federal income tax purposes was approximately $3.8 billion as of December 31, 2019.
(4)	Depreciable life for buildings and improvements ranges from 5 to 30 years and is calculated on a straight-line basis.
(5)	Encumbrances are presented before reduction for debt issuance costs.
(6)	The current carrying value of the apartment community reflects an impairment loss recognized during prior periods.
(7)	Other includes apartment communities under development, land parcels, and certain non-residential properties held for future development.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION

For the Years Ended December 31, 2019, 2018, and 2017

(In Thousands)

	2019	2018	2017
Total real estate balance at beginning of year	$8,308,590	$8,478,877	$8,486,166
Additions during the year:
Acquisitions	383,557	501,009	16,687
Capital additions	404,896	348,727	354,229
Dispositions and other	(359,452)	(1,020,023)	(378,205)

Total real estate balance at end of year	$8,737,591	$8,308,590	$8,478,877

Accumulated depreciation balance at beginning of year	$2,585,115	$2,848,609	$2,730,758
Depreciation	358,661	354,208	344,960
Dispositions and other	(225,492)	(617,702)	(227,109)

Accumulated depreciation balance at end of year	$2,718,284	$2,585,115	$2,848,609

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2020 and December 31, 2019

(In thousands, except share data)

(Unaudited)

	September 30, 2020	December 31, 2019
ASSETS
Buildings and improvements	$7,006,395	$6,868,543
Land	1,891,763	1,869,048

Total real estate	8,898,158	8,737,591
Accumulated depreciation	(2,858,174)	(2,718,284)

Net real estate	6,039,984	6,019,307
Cash and cash equivalents	228,368	142,902
Restricted cash	40,123	34,800
Mezzanine investment	300,326	280,258
Other assets	383,298	351,472
Assets held for sale	50,030	—

Total assets	$7,042,129	$6,828,739

LIABILITIES AND EQUITY
Non-recourse property debt, net	$4,058,295	$4,230,590
Term loan, net	348,502	—
Revolving credit facility borrowings	—	275,000

Total indebtedness	4,406,797	4,505,590
Accrued liabilities and other	356,538	360,574
Liabilities related to assets held for sale	58,177	—

Total liabilities	4,821,512	4,866,164
Redeemable preferred OP Units	79,449	97,064
Redeemable noncontrolling interests in consolidated real estate partnership	4,371	4,716
Commitments and contingencies (Note 4)
Equity:
Common Stock, $0.01 par value, 510,587,500 shares authorized, 148,865,947 and 148,885,197 shares issued/outstanding at September 30, 2020 and December 31, 2019, respectively	1,489	1,489
Additional paid-in capital	4,000,925	3,497,367
Accumulated other comprehensive income	3,579	4,195
Distributions in excess of earnings	(1,884,602)	(1,722,402)

Total Aimco equity	2,121,391	1,780,649
Noncontrolling interests in consolidated real estate partnerships	(60,212)	(3,296)
Common noncontrolling interests in Aimco Operating Partnership	75,618	83,442

Total equity	2,136,797	1,860,795

Total liabilities and equity	$7,042,129	$6,828,739

See notes to condensed consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2020 and 2019

(In thousands, except per share data)

(Unaudited)

	Nine Months Ended September 30,
	2020	2019
REVENUES
Rental and other property revenues	$658,815	$684,262

OPERATING EXPENSES
Property operating expenses	224,532	232,090
Depreciation and amortization	296,414	283,027
General and administrative expenses	27,922	31,922
Investment management expenses	5,124	4,319
Other expenses, net	23,452	12,759

Total operating expenses	577,444	564,117

Interest income	10,407	8,615
Interest expense	(140,657)	(122,961)
Gain on dispositions of real estate	47,204	356,929
Mezzanine investment income, net	20,553	—
Income from unconsolidated real estate partnerships	629	591

Income before income tax benefit	19,507	363,319
Income tax benefit	7,859	1,942

Net income	27,366	365,261
Noncontrolling interests:
Net loss (income) attributable to noncontrolling interests in consolidated real estate partnerships	153	(103)
Net income attributable to preferred noncontrolling interests in Aimco Operating Partnership	(5,415)	(5,800)
Net income attributable to common noncontrolling interests in Aimco Operating Partnership	(1,134)	(18,787)

Net income attributable to noncontrolling interests	(6,396)	(24,690)

Net income attributable to Aimco	20,970	340,571
Net income attributable to Aimco preferred stockholders	—	(7,335)
Net (income) attributable to participating securities	(125)	(431)

Net income attributable to Aimco common Stockholders	$20,845	$332,805

Net income attributable to Aimco per common share—basic and diluted	$0.14	$2.26

Weighted average common shares outstanding—basic	148,532	147,474

Weighted average common shares outstanding—diluted	148,628	147,692

See notes to condensed consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Nine Months Ended September 30, 2020 and 2019

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2020	2019
Net income	$27,366	$365,261
Unrealized losses on available for sale debt securities	(658)	(325)

Comprehensive income	26,708	364,936

Comprehensive income attributable to noncontrolling interests	(6,354)	(24,671)

Comprehensive income attributable to Aimco	$20,354	$340,265

See notes to condensed consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

For the Nine Months Ended September 30, 2020 and 2019

(In thousands)

(Unaudited)

	Preferred Stock		Common Stock		Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Distributions in Excess of Earnings	Total Aimco Equity	Noncontrolling Interests in Consolidated Real Estate Partnerships	Common Noncontrolling Interests in Aimco Operating Partnership	Total Equity
	Shares Issued	Amount	Shares Issued	Amount
Balances at December 31, 2018	5,000	$125,000	144,623	$1,446	$3,515,686	$4,794	$(1,947,507)	$1,699,419	$(2,967)	$67,189	$1,763,641
Repurchases of Common Stock	—	—	(461)	(5)	(20,677)	—	—	(20,682)	—	—	(20,682)
Redemption of Preferred Stock	(5,000)	(125,000)	—	—	4,089	—	(4,089)	(125,000)	—	—	(125,000)
Issuance of Aimco Operating Partnership units	—	—	—	—	—	—	—	—	—	3,034	3,034
Redemption of Aimco Operating Partnership units	—	—	127	2	6,242	—	—	6,244	—	(11,202)	(4,958)
Amortization of share-based compensation cost	—	—	22	—	4,795	—	—	4,795	—	2,387	7,182
Effect of changes in ownership for consolidated entities	—	—	—	—	(12,123)	—	—	(12,123)	3,357	8,766	—
Contribution from noncontrolling interest in consolidated real estate partnerships	—	—	—	—	—	—	—	—	4,911	—	4,911
Purchase of noncontrolling interest in consolidated real estate partnerships	—	—	—	—	—	—	—	—	(3,780)	—	(3,780)
Change in accumulated other comprehensive income	—	—	—	—	—	(306)	—	(306)	—	(19)	(325)
Net income	—	—	—	—	—	—	340,571	340,571	103	18,787	359,461
Common Stock dividends	—	—	—	—	—	—	(183,579)	(183,579)	—	—	(183,579)
Common Stock issued to Common Stockholders in special dividend	—	—	4,492	45	(561)	—	—	(516)	—	—	(516)
Preferred Stock dividends	—	—	—	—	—	—	(3,247)	(3,247)	—	—	(3,247)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(143)	(9,827)	(9,970)
Other, net	—	—	82	1	(118)	—	—	(117)	19	—	(98)

Balances at September 30, 2019	—	$—	148,885	$1,489	$3,497,333	$4,488	$(1,797,851)	$1,705,459	$1,500	$79,115	$1,786,074

Balances at December 31, 2019	—	$—	148,885	$1,489	$3,497,367	$4,195	$(1,722,402)	$1,780,649	$(3,296)	$83,442	$1,860,795
Repurchases of Common Stock	—	—	(234)	(2)	(10,002)	—	—	(10,004)	—	—	(10,004)
Redemption of Aimco Operating Partnership units	—	—	159	2	5,135	—	—	5,137	—	(6,876)	(1,739)
Amortization of share-based compensation cost	—	—	25	—	3,911	—	—	3,911	—	3,154	7,065
Effect of changes in ownership of consolidated entities	—	—	—	—	504,361	—	—	504,361	(61,320)	4,647	447,688
Contribution from noncontrolling interest in consolidated real estate partnerships	—	—	—	—	—	—	—	—	4,701	—	4,701
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	(277)	(277)	—	—	(277)
Change in accumulated other comprehensive income	—	—	—	—	—	(616)	—	(616)	—	(42)	(658)
Net income	—	—	—	—	—	—	20,970	20,970	194	1,134	22,298
Common Stock dividends	—	—	—	—	—	—	(182,893)	(182,893)	—	—	(182,893)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(178)	(9,841)	(10,019)
Other, net	—	—	31	—	153	—	—	153	(313)	—	(160)

Balances at September 30, 2020	—	$—	148,866	$1,489	$4,000,925	$3,579	$(1,884,602)	$2,121,391	$(60,212)	$75,618	$2,136,797

See notes to condensed consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2020 and 2019

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$27,366	$365,261
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	296,414	283,027
Gain on dispositions of real estate	(47,204)	(356,929)
Income tax benefit	(7,859)	(1,942)
Other adjustments	11,617	10,429
Net changes in operating assets and operating liabilities	(14,458)	(21,098)

Net cash provided by operating activities	265,876	278,748
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of real estate and deposits related to purchases of real estate	(98,573)	(131,613)
Capital expenditures	(272,269)	(292,749)
Proceeds from dispositions of real estate	36,869	422,463
Purchases of corporate assets	(13,539)	(14,825)
Other investing activities	(8,457)	719

Net cash used in investing activities	(355,969)	(16,005)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from non-recourse property debt	608,756	667,965
Principal repayments on non-recourse property debt	(702,354)	(390,346)
Proceeds from term loan	350,000	—
Net repayments of revolving credit facility	(275,000)	(160,360)
Payment of debt issuance costs	(7,663)	(3,625)
Payment of debt extinguishment costs	(13,175)	(840)
Repurchases of Common Stock	(10,004)	(20,682)
Repurchases of Preferred Stock	—	(125,000)
Payment of dividends to holders of Common Stock	(183,003)	(183,319)
Payment of dividends to holders of Preferred Stock	—	(3,247)
Payment of distributions to noncontrolling interests	(15,863)	(16,320)
Redemptions of noncontrolling interests in the Aimco Operating Partnership	(19,355)	(5,071)
Contribution from noncontrolling interests in consolidated real estate partnerships	463,523	4,911
Purchases of noncontrolling interests in consolidated real estate partnerships	—	(3,780)
Other financing activities	(14,980)	(2,399)

Net cash provided by (used in) financing activities	180,882	(242,113)
NET INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	90,789	20,630
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	177,702	72,595

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$268,491	$93,225

See notes to condensed consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Note 1—Organization

Apartment Investment and Management Company, or Aimco, is a Maryland corporation incorporated on January 10, 1994. Aimco is a self-administered and self-managed real estate investment trust, or REIT. AIMCO Properties, L.P., or the Aimco Operating Partnership, is a Delaware limited partnership formed on May 16, 1994, to conduct our business, which is focused on the ownership, management, redevelopment, and some development of quality apartment communities located in several of the largest markets in the United States.

Aimco, through its wholly-owned subsidiaries, AIMCO-GP, Inc. and AIMCO-LP Trust, holds a majority of the ownership interests in the Aimco Operating Partnership. Aimco conducts all of its business and owns all of its assets through the Aimco Operating Partnership. Interests in the Aimco Operating Partnership that are held by limited partners other than Aimco are referred to as OP Units. OP Units include common partnership units, which we refer to as common OP Units, as well as preferred partnership units, which we refer to as preferred OP Units. As of September 30, 2020, after elimination of units held by consolidated subsidiaries, the Aimco Operating Partnership had 159,182,513 common OP Units outstanding. As of September 30, 2020, Aimco owned 148,865,947 of the common OP Units of the Aimco Operating Partnership and Aimco had an equal number of shares of its Class A Common Stock outstanding, which we refer to as Common Stock. Aimco’s ownership of the total common OP units outstanding represents a 93.5% legal interest in the Aimco Operating Partnership and a 94.9% economic interest.

Except as the context otherwise requires, “we,” “our,” and “us” refer to Aimco, the Aimco Operating Partnership, and their consolidated subsidiaries, collectively.

We own and operate a portfolio of apartment communities, diversified by both geography and price point, in 17 states and the District of Columbia. As of September 30, 2020, our portfolio included 126 apartment communities with 33,209 apartment homes in which we held an average ownership of approximately 95%. We consolidated 122 of these apartment communities with 33,067 apartment homes.

On September 14, 2020, we announced a Board-led plan, informed by active and regular engagement with shareholders, to reduce financial risk and execution risk, and to increase shareholder value by division of our business between two public entities. The first, with approximately 90% of our estimated fair value, will be known as Apartment Income REIT, or AIR. The second entity, with 10% of our estimated fair value, will be known as Aimco, or sometimes for clarity, as “new” Aimco, and is expected to hold the non-traditional assets, specified below. Separation costs for the nine months ended September 30, 2020, totaled $ $12.6 million, are reflected in other expenses, net on our condensed consolidated statement of operations.

Following the completion of the Separation, we expect to retain the redevelopment and development business, 25 consolidated communities including 16 multi-family communities securing $534 million of notes payable due to AIR, and four non-100% owned communities that we do not consolidate. In addition, we expect to hold non-traditional assets such as other investments including 1001 Brickell Bay Drive and our loan to, and equity option in, the partnership that owns Parkmerced Apartments.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted in accordance with such rules and regulations, although management believes the disclosures are adequate to prevent the information presented from being misleading. In the opinion of management, all adjustments, consisting of normal recurring items, considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2020, are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

The condensed consolidated balance sheets of Aimco as of December 31, 2019, have been derived from their respective audited financial statements at that date, but do not include all of the information and disclosures required by GAAP for complete financial statements. For further information, refer to the financial statements and notes thereto included in Aimco’s Annual Report on Form 10-K for the year ended December 31, 2019.

Principles of Consolidation

Aimco’s accompanying condensed consolidated financial statements include the accounts of Aimco and its consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

We consolidate a variable interest entity, or VIE, in which we are considered the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

As used herein, and except where the context otherwise requires, “partnership” refers to a limited partnership or a limited liability company and “partner” refers to a partner in a limited partnership or a member of a limited liability company. Interests in the Aimco Operating Partnership that are held by limited partners other than Aimco are reflected in Aimco’s accompanying condensed consolidated balance sheets as noncontrolling interests in the Aimco Operating Partnership. Interests in partnerships consolidated by the Aimco Operating Partnership that are held by third parties are reflected in our accompanying condensed consolidated balance sheets as noncontrolling interests in consolidated real estate partnerships.

Redeemable Preferred OP Units

As described in Note 5, the preferred OP Units may be redeemed at the holder’s option and are therefore presented within temporary equity in Aimco’s condensed consolidated balance sheets and within temporary capital in the Aimco Operating Partnership’s condensed consolidated balance sheets. The following table presents a reconciliation of the Aimco Operating Partnership’s preferred OP Units from December 31, 2019, to September 30, 2020 (in thousands):

Balance at December 31, 2019	$97,064
Preferred distributions	(5,415)
Redemption of preferred units	(17,615)
Net income	5,415

Balance at September 30, 2020	$79,449

The Aimco Operating Partnership has outstanding various classes of redeemable preferred OP Units. As of September 30, 2020 and December 31, 2019, the Aimco Operating Partnership had 2,938,802 and 3,643,399 redeemable preferred OP Units, respectively, issued and outstanding. Distributions per annum range from 1.92% to 8.75% per class and $0.48 to $8.00 per unit.

Revenue from Leases

The majority of lease payments we receive from our residents and tenants are fixed. We receive variable payments from our residents and commercial tenants primarily for utility reimbursements. For the nine months ended September 30, 2020 and 2019, our total lease income was comprised of the following amounts for all operating leases (in thousands):

	Nine Months Ended September 30,
	2020	2019
Fixed lease income	$619,447	$639,359
Variable lease income	40,842	42,814
Straight-line rent write-off(1)	(2,927)	—

Total lease income	$657,362	$682,173

(1)

We monitor the collectability of all unpaid rent amounts. The onset of COVID-19 and the anticipated economic slowdown resulted in a $2.9 million write-off of accrued straight-line rent during the nine months ended September 30, 2020. Additionally, we wrote-off the related deferred leasing costs of $2.4 million during the nine months ended September 30, 2020. The write-offs of deferred leasing costs are recorded in depreciation and amortization in our condensed consolidated statements of operations.

In response to the economic effects of the COVID-19 pandemic and governmental lockdown, many jurisdictions where our communities are located have enacted protections for residents and commercial tenants, including government-mandated rent deferrals, rent freezes, repayment extensions, fee abatement measures or concessions, and prohibitions on lease terminations or evictions for tenants. Some states and municipalities are also implementing rental assistance programs and encouraging landlord-tenant negotiations.

On April 10, 2020, the Financial Accounting Standards Board, or FASB, issued a Staff Q&A to respond to some frequently asked questions about accounting for lease concessions, including deferrals or reductions of future lease payments. Consequently, in accordance with the Staff Q&A issued by the FASB, we may elect to record rent relief when granted rather than over the remaining term of the lease. Our residential tenants represent approximately 97% of revenue and our commercial tenants represent approximately 3% of revenue for the three months ended September 30, 2020. For the nine months ended September 30, 2020, we granted to commercial tenants $1.0 million in rent relief, and elected to record these as a reduction of variable lease income in the table above.

Use of Estimates

The preparation of our condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and accompanying notes thereto. Actual results could differ from those estimates.

Reclassifications and Revisions

For the 2020 presentation of our condensed consolidated statements of operations, we have added a caption for investment management expenses. We have reclassified certain items from property operating expenses, general and administrative expenses, and other expenses, net, in our 2019 presentation to conform to the current presentation.

Accounting Pronouncements Adopted in the Current Year

On January 1, 2020, we adopted ASC 326, Financial Instruments – Credit Losses, issued by the FASB which changes the method and timing of the recognition of credit losses on financial assets. The standard requires us to estimate and record credit losses over the life of a financial instrument, including receivables, at its inception. Our notes receivable and investments in available for sale, or AFS, debt securities are subject to the new standard. For AFS debt securities, the new standard requires us to estimate a credit loss if the fair value of the instruments is less than the carrying value of the instruments.

We adopted the credit loss standard using the modified-retrospective approach. We recorded a cumulative-effect adjustment for the estimated credit loss associated with our notes receivable of $0.3 million in distributions in excess of earnings in our condensed consolidated balance sheets as of January 1, 2020. As of the date of adoption, the fair value of our AFS debt securities exceeded their carrying value and no estimate of credit loss was required for these instruments.

Note 3—Significant Transactions

Joint Venture Transaction

On September 8, 2020, we formed a joint venture with a passive institutional investor, to own a portfolio of 12 multi-family apartment communities with 4,051 homes located in California. The communities included in the joint venture were valued at $2.4 billion, or approximately $592,000 per apartment home. The joint venture has existing property debt of $1.22 billion and an implied equity value of $1.18 billion. In exchange for a 39% interest subject to $475 million of property debt, we received $461 million. We retain ownership of 61% of the joint venture and will control and operate the communities in exchange for property and asset management fees.

We evaluated the joint venture and concluded that we will continue to consolidate these communities. The difference between the consideration received and the carrying value of the interest sold was recognized in additional paid-in capital.

Acquisition of Hamilton on the Bay

On August 25, 2020, we acquired Hamilton on the Bay, an apartment community and an adjacent land parcel located in Miami, Florida. Summarized information regarding this acquisition is set forth in the table below (dollars in thousands):

Number of apartment homes	271
Purchase price	$89,600
Capitalized transaction costs	2,506

Total consideration	$92,106

Consideration allocated to land	$56,251
Consideration allocated to building and improvements	34,645
Consideration allocated to intangible assets(1)	1,506
Consideration allocated to below-market lease liabilities(2)	(296)

Total consideration	$92,106

(1)	Intangible assets include in-place leases and leasing costs with a weighted-average term of 0.5 years.
(2)	Below-market leases have a weighted-average term of 0.8 years.

Dispositions of Apartment Communities

During the nine months ended September 30, 2020 and 2019, we sold one apartment community with 219 apartment homes for a gain on disposition of $47.2 million and sold eight apartment communities with 2,605 apartment homes for a gain on dispositions of $356.9 million, respectively. The apartment communities sold were in lower-rated locations within our primary markets and had average revenues per apartment home significantly below those of our retained portfolio.

From time to time we may be marketing for sale certain apartment communities that are inconsistent with our long-term investment strategy. At the end of each reporting period we evaluate whether such communities meet the criteria to be classified as held for sale. As of September 30, 2020, we classified a 266-apartment home community as held for sale that was sold for gross proceeds of approximately $126 million later on November 3, 2020.

Term Loan

On April 20, 2020, we secured a $350.0 million term loan. The loan matures on April 20, 2021, includes a one-year extension option, and currently bears interest at a 30-day LIBOR plus 1.85%, with a 50-basis point LIBOR floor. Proceeds from the loan were used primarily to repay borrowings on our revolving credit facility.

Life Science Developer Investment

During the nine months ended September 30, 2020, we made a $50 million commitment to IQHQ, a privately-held life-sciences real estate development company. In addition, we gained the right to collaborate with IQHQ on any multifamily component at its future development sites.

Note 4—Commitments and Contingencies

Commitments

In connection with our redevelopment, development, and other capital additions activities, we have entered into various construction-related contracts and we have made commitments to complete redevelopment and development of certain apartment communities, pursuant to financing or other arrangements. As of September 30, 2020, our commitments related to these capital activities totaled approximately $184 million, most of which we expect to incur during the next 12 months.

We enter into certain commitments for future purchases of goods and services in connection with the operations of our apartment communities. Those commitments generally have terms of one year or less and reflect expenditure levels comparable to our historical expenditures.

Legal Matters

In addition to the matters described below, we are a party to various legal actions and administrative proceedings arising in the ordinary course of business, some of which are covered by our general liability insurance program, and none of which we expect to have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

Environmental

Various federal, state, and local laws subject apartment community owners or operators to liability for management, and the costs of removal or remediation, of certain potentially hazardous materials that may be present in the land or buildings of an apartment community. Such laws often impose liability without regard to fault or whether the owner or operator knew of, or was responsible for, the presence of such materials. The presence of, or the failure to manage or remediate properly, these materials may adversely affect occupancy at such apartment communities as well as the ability to sell or finance such apartment communities. In addition, governmental agencies may bring claims for costs associated with investigation and remediation actions. Moreover, private plaintiffs may potentially make claims for investigation and remediation costs they incur or for personal injury, disease, disability, or other infirmities related to the alleged presence of hazardous materials. In addition to potential environmental liabilities or costs associated with our current apartment communities, we may also be responsible for such liabilities or costs associated with communities we acquire or manage in the future, or apartment communities we no longer own or operate.

We are engaged in discussions with the Environmental Protection Agency, or EPA, regarding contaminated groundwater near an Indiana apartment community that has not been owned by us since 2008. The contamination allegedly derives from a dry cleaner that operated on our former property, prior to our ownership. We undertook a voluntary remediation of the dry cleaner contamination under state oversight. In 2016, EPA listed our former community and a number of residential communities in the vicinity on the National Priorities List, or NPL (i.e., as a Superfund site). In May 2018, we prevailed on our federal judicial appeal vacating the Superfund listing. We continue to work with EPA to formulate an agreed order to reimburse EPA costs and finish clean up of the site outside the Superfund program. Although the outcome of this process is uncertain, we do not expect the resolution to have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

We also have a contingent environmental liability related to a property in Lake Tahoe, California. An entity owned by us was the former general partner of a now-dissolved partnership that previously owned a site where a laundromat, with a self-service dry-cleaning machine, operated. That entity and the current property owner have been remediating the site since 2009, under the oversight of the Lahontan Regional Water Quality Control Board, or Lahontan. In May 2017, Lahontan issued a final cleanup and abatement order that names four potentially-responsible parties, acknowledges that there may be additional responsible parties, and requires the named parties to perform additional groundwater investigation and corrective actions with respect to onsite and offsite contamination. We appealed the final order, and on June 1, 2020, the court vacated the Order against us. However, there are still civil suits pending related to this contingent liability. Although the outcome of this process is uncertain, we do not expect the resolution to have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

We have determined that our legal obligations to remove or remediate certain potentially hazardous materials may be conditional asset retirement obligations, as defined by GAAP. Except in limited circumstances where the asset retirement activities are expected to be performed in connection with a planned construction project or apartment community casualty, we believe that the fair value of our asset retirement obligations cannot be reasonably estimated due to significant uncertainties in the timing and manner of settlement of those obligations. Asset retirement obligations that are reasonably estimable as of September 30, 2020, are immaterial to our consolidated financial condition, results of operations, and cash flows.

Note 5—Earnings and Dividends per Share

Aimco calculates basic earnings per common share based on the weighted-average number of shares of Common Stock. We calculate diluted earnings per share taking into consideration dilutive common stock equivalents and dilutive convertible securities outstanding during the period.

Our common stock equivalents include options to purchase shares of Common Stock, which, if exercised, would result in Aimco’s issuance of additional shares and the Aimco Operating Partnership’s issuance to Aimco of additional common partnership units equal to the number of shares purchased under the options. These equivalents also include unvested total shareholder return, or TSR, restricted stock awards that do not meet the definition of participating securities, which would result in an increase in the number of shares of Common Stock outstanding equal to the number of shares that vest. We include in the denominator securities with dilutive effect in calculating diluted earnings per share during these periods.

Our restricted stock awards that are subject to time-based vesting receive non-forfeitable dividends similar to shares of Common Stock prior to vesting, and our TSR long-term incentive partnership units receive non-forfeitable distributions based on specified percentages of the distributions paid to common partnership units prior to vesting and conversion. The unvested restricted shares and units related to these awards are participating securities. We include the effect of participating securities in basic and diluted earnings per share computations using the two-class method of allocating distributed and undistributed earnings when the two-class method is more dilutive than the treasury stock method.

Reconciliations of the numerator and denominator in the calculations of basic and diluted earnings per share for the nine months ended September 30, 2020 and 2019, are as follows (in thousands, except per share):

	Nine Months Ended September 30,
	2020	2019
Earnings per share
Numerator:
Basic and dilutive net income attributable to Aimco common stockholders	$20,845	$332,805
Denominator—shares:
Basic weighted-average Common Stock outstanding	148,532	147,474
Dilutive share equivalents outstanding	96	218

Dilutive weighted-average Common Stock outstanding	148,628	147,692

Earnings per share—basic and diluted	$0.14	$2.26

Non-dilutive share equivalents outstanding	8,337	—

The Aimco Operating Partnership has various classes of preferred OP Units, which may be redeemed at the holders’ option. The Aimco Operating Partnership may redeem these units for cash, or at its option, shares of Common Stock. As of September 30, 2020, these preferred OP Units were potentially redeemable for approximately 2.4 million shares of Common Stock (based on the period end market price), or cash. The Aimco Operating Partnership has a redemption policy that requires cash settlement of redemption requests for the preferred OP Units, subject to limited exceptions. Accordingly, we have excluded these securities from earnings per share computations for the periods presented above, and we expect to exclude them in future periods.

Dividends and distributions paid during the nine months ended September 30, 2020 and 2019, were as follows:

	Nine Months Ended September 30,
	2020	2019
Dividends and distributions paid	$1.23	$2.80

In the first quarter of 2019, the Board of Directors authorized a special dividend and special distribution of $2.02, which is included in the $2.80 in the table above. The special dividend and distribution in the first quarter of 2019 consisted of the below (in millions):

Aimco Special Dividend:
Cash	$67.1
Shares of Common Stock	4.5
Cash paid in lieu of issuing fractional shares	$0.4
Aimco Operating Partnership Special Distribution:
Cash	$72.7
Common partnership units	4.8
Cash paid in lieu of issuing fractional units	$0.4

In connection with the 2019 special dividend and distribution, the Board of Directors authorized a reverse stock split during the three months ended March 31, 2019. The reverse split combined every 1.03119 common shares and common partnership units into one common share or common partnership unit and was intended to neutralize the dilutive impact of the shares and units issued in the special dividend and distribution. As a result, the number of shares and units outstanding after the dividend/distribution and reverse split was unchanged from the number outstanding immediately prior to the two actions.

Note 6—Fair Value Measurements

Recurring Fair Value Measurements

We measure at fair value on a recurring basis our investments in the securitization trust that holds certain of our property debt, which we classify as AFS debt securities. These investments are presented within other assets in the condensed consolidated balance sheets. We hold several positions in the securitization trust that pay interest currently and we also hold the first loss position in the securitization trust, which accrues interest over the term of the investment. These investments were acquired at a discount to face value and we are accreting the discount to the $100.9 million face value of the investments through interest income using the effective interest method over the remaining expected term of the investments, which as of September 30, 2020, was approximately 0.8 years. Our amortized cost basis for these investments, which represents the original cost adjusted for interest accretion less interest payments received, was $95.3 million and $90.0 million as of September 30, 2020, and December 31, 2019, respectively.

Our investments in AFS debt securities are classified within Level 2 of the GAAP fair value hierarchy. We estimate the fair value of these investments using an income and market approach with primarily observable inputs, including yields and other information regarding similar types of investments, and adjusted for certain unobservable inputs specific to these investments. The fair value of the positions that pay interest currently typically moves in an inverse relationship with movements in interest rates. The fair value of the first loss position is primarily correlated to collateral quality and demand for similar subordinate commercial mortgage-backed securities.

During the nine months ended September 30, 2020, we paid an upfront premium of $12.1 million for the option to enter into an interest rate swap at a future date. This interest rate option, or swaption, provides partial protection against our refinancing interest rate risk and is intended to mitigate interest rate increases between now and 2024. We receive a cash settlement in the future if the prevailing interest rate is higher than the 1.68% strike price. The amount of future cash settlement is limited if the prevailing interest rate exceeds 2.78%. Alternatively, if interest rates were to decrease below the specified strike price, we would not receive a cash settlement.

We measure at fair value on a recurring basis our interest rate option, which is presented in other assets in our condensed consolidated balance sheets. Our interest rate option is classified within Level 2 of the GAAP fair value hierarchy, and we estimate its fair value using pricing models that rely on observable market information, including contractual terms, market prices, and interest rate yield curves. The fair value adjustment is included in earnings in other expense, net, in our condensed consolidated statements of operations. Changes in fair value are reflected as a non-cash transaction in adjustments to arrive at cash flows from operations, and the upfront premium is reflected in other financing in our condensed consolidated statements of cash flows.

The following table summarizes fair value for our AFS debt securities and our interest rate option (in thousands):

	As of September 30, 2020				As of December 31, 2019
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
AFS debt securities	$98,874	$—	$98,874	$—	$94,251	$—	$94,251	$—
Interest rate option	10,026	—	10,026	—	—	—	—	—

Fair Value Disclosures

We believe that the carrying value of the consolidated amounts of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximated their fair value as of September 30, 2020, and December 31, 2019, due to their relatively short-term nature and high probability of realization. The carrying amounts of notes receivable, the term loan, and the revolving credit facility also approximated their estimated fair value as of September 30, 2020, and December 31, 2019. We estimate the fair value of our non-recourse property debt using an income and market approach, including comparison of the contractual terms to observable and unobservable inputs such as market interest rate risk spreads, contractual interest rates, remaining periods to maturity, collateral quality, and loan to value ratios on similarly encumbered apartment communities within our portfolio. We classify the fair value of our non-recourse property debt within Level 2 of the GAAP fair value hierarchy based on the significance of certain of the unobservable inputs used to estimate its fair value.

The following table summarizes carrying value and fair value for our non-recourse property debt (in thousands):

	As of September 30, 2020		As of December 31, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-recourse property debt	$4,079,251	$4,206,702	$4,251,339	$4,298,630

Note 7—Variable Interest Entities

Consolidated Entities

Aimco consolidates the Aimco Operating Partnership, a VIE of which Aimco is the primary beneficiary. Aimco, through the Aimco Operating Partnership, consolidates all VIEs for which it is the primary beneficiary. Substantially all of the assets and liabilities of Aimco are that of the Aimco Operating Partnership.

All of the VIEs the Aimco Operating Partnership consolidates own interests in one or more apartment communities and are typically structured to generate a return for their partners through the operation and ultimate sale of the communities. The Aimco Operating Partnership is the primary beneficiary in the limited partnerships in which it is the sole decision maker and has a substantial economic interest. The table below summarizes apartment community information regarding VIEs consolidated by the Aimco Operating Partnership, excluding 1001 Brickell Bay Drive as it is not an apartment community:

	September 30, 2020	December 31, 2019
VIEs with interests in apartment communities	6	6
Apartment communities owned by VIEs	17	6
Apartment homes in communities owned by VIEs	5,409	2,056

Assets of the Aimco Operating Partnership’s consolidated VIEs must first be used to settle the liabilities of such consolidated VIEs. These consolidated VIEs’ creditors do not have recourse to the general credit of the Aimco Operating Partnership. Assets and liabilities of VIEs, excluding those of the Aimco Operating Partnership, are summarized in the table below (in thousands):

	September 30, 2020	December 31, 2019
Assets(1)
Net real estate	$1,424,820	$501,272
Cash and cash equivalents	15,908	11,600
Restricted cash	8,648	2,063
Other assets	38,815	40,459
Liabilities(1)
Non-recourse property debt, net, secured by Aimco communities	1,284,252	175,842
Deferred tax liability	136,968	147,722
Accrued liabilities and other	42,845	36,107

(1)

VIEs as of September 30, 2020 and December 31, 2019, include one VIE that owns an interest in 1001 Brickell Bay Drive. Assets and liabilities include those of the VIE, but it is not included in the apartment counts above as it is not an apartment community.

Unconsolidated Entities

We have an interest in a partnership that owns Parkmerced Apartments, which meets the definition of a VIE. However, we are not the primary beneficiary and do not consolidate this partnership. We loaned $275.0 million to the partnership, which accrues interest at 10% per annum with a five-year term and the right to extend for a second five-year term. Our investment balance of $300.3 million, reflected in mezzanine investment in our condensed consolidated balance sheets, consists primarily of notes receivable and represents our maximum exposure to loss in this VIE.

Note 8—Business Segments

We have three segments: (i) Same Store, (ii) Redevelopment and Development, and (iii) Acquisition and Other Real Estate.

Our Same Store segment includes communities that have reached a stabilized level of operations as of the beginning of a two-year comparable period and maintained it throughout the current and comparable prior year and are not expected to be sold within 12 months. Our Redevelopment and Development segment includes apartment communities that are currently under construction, and those that have been completed in recent years that have not achieved and maintained stabilized operations for both the current and comparable prior year. Our Acquisition and Other Real Estate segment includes: (i) communities that we have acquired since the beginning of a two-year comparable period; (ii) communities that are subject to limitations on rent increases; (iii) communities that we expect to sell within 12 months but do not yet meet the criteria to be classified as held for sale; (iv) communities that we expect to redevelop; and (v) certain commercial spaces.

Our chief operating decision maker uses proportionate property net operating income to assess the operating performance of our communities. Proportionate property net operating income reflects our share of rental and other property revenues, excluding utility reimbursements, less direct property operating expenses, net of utility reimbursements, for consolidated communities. In our condensed consolidated statements of operations, utility reimbursements are included in rental and other property revenues, in accordance with GAAP.

As of September 30, 2020, our Same Store segment included 93 consolidated apartment communities with 27,610 apartment homes; our Redevelopment and Development segment included eight consolidated communities with 2,521 homes; and our Acquisition and Other Real Estate segment included 20 communities with 2,670 homes and one office building.

The following tables present the rental and other property revenues, property operating expenses, proportionate property net operating income, and income before income tax benefit (expense) of our segments on a proportionate basis, excluding amounts related to communities sold or held for sale and our proportionate share of four apartment communities with 142 apartment homes that we neither manage nor consolidate, for the nine months ended September 30, 2020 and 2019 (in thousands):

	Same Store	Redevelopment and Development	Acquisition and Other Real Estate	Proportionate and Other Adjustments(1)	Corporate and Amounts Not Allocated to Segments(2)	Consolidated
Nine months ended September 30, 2020:
Rental and other property revenues	$534,395	$36,001	$53,485	$29,668	$5,266	$658,815
Property operating expenses	145,259	14,636	20,045	25,617	18,975	224,532
Other operating expenses not allocated to segments(3)	—	—	—	—	352,912	352,912

Total operating expenses	145,259	14,636	20,045	25,617	371,887	577,444

Proportionate property net operating income (loss)	389,136	21,365	33,440	4,051	(366,621)	81,371
Other items included in income before income tax benefit(4)	—	—	—	—	(61,864)	(61,864)

Income (loss) before income tax benefit	$389,136	$21,365	$33,440	$4,051	$(428,485)	$19,507

	Same Store	Redevelopment and Development	Acquisition and Other Real Estate	Proportionate and Other Adjustments(1)	Corporate and Amounts Not Allocated to Segments(2)	Consolidated
Nine months ended September 30, 2019:
Rental and other property revenues	$542,624	$37,839	$46,881	$24,389	$32,529	$684,262
Property operating expenses	146,895	14,736	17,403	22,704	30,352	232,090
Other operating expenses not allocated to segments(3)	—	—	—	—	332,027	332,027

Total operating expenses	146,895	14,736	17,403	22,704	362,379	564,117

Proportionate property net operating income (loss)	395,729	23,103	29,478	1,685	(329,850)	120,145
Other items included in income before income tax benefit(4)	—	—	—	—	243,174	243,174

Income (loss) before income tax benefit	$395,729	$23,103	$29,478	$1,685	$(86,676)	$363,319

(1)

Represents adjustments for the noncontrolling interests in consolidated real estate partnerships’ share of the results of consolidated communities in our segments, which are included in the related consolidated amounts, but excluded from proportionate property net operating income for our segment evaluation. Also includes the reclassification of utility reimbursements from revenues to property operating expenses for the purpose of evaluating segment results. Utility reimbursements are included in rental and other property revenues in our condensed consolidated statements of operations prepared in accordance with GAAP.

(2)

Includes the operating results of apartment communities sold during the periods shown or held for sale at the end of the period, if any. Also includes property management expenses and casualty gains and losses, which are included in consolidated property operating expenses and are not part of our segment performance measure. The write-off of straight-line rent receivables, recognized due to the impact of COVID-19 and the resulting economic impact on our commercial tenants, are included in consolidated rental and property revenues and are not included in our measurement of segment performance for the nine months ended September 30, 2020.
(3)

Includes depreciation and amortization, general and administrative expenses, and other operating expenses, which may include provision for real estate impairment loss and write-offs of deferred leasing commissions, which are not included in our measure of segment performance.

(4)	Includes gain on dispositions of real estate, mezzanine investment income, income from unconsolidated communities, interest income, and interest expense.

The assets of our segments and the consolidated assets not allocated to our segments were as follows (in thousands):

	September 30, 2020	December 31, 2019
Same Store	$4,491,989	$4,618,108
Redevelopment and Development	859,214	716,750
Acquisition and Other Real Estate	881,824	803,777
Corporate and other assets(1)	809,102	690,104

Total consolidated assets	$7,042,129	$6,828,739

(1)	Includes the assets not allocated to our segments, primarily corporate assets, our mezzanine investment, and assets of communities sold or held for sale as of September 30, 2020.

For the nine months ended September 30, 2020 and 2019, capital additions related to our segments were as follows (in thousands):

	2020	2019
Same Store	$73,681	$130,967
Redevelopment and Development	168,247	144,210
Acquisition and Other Real Estate	18,796	25,160

Total capital additions	$260,724	$300,337

Note 9—Subsequent Events

On October 21, 2020, our Board of Directors declared a $8.20 special dividend in the form of cash and stock. The special dividend includes the next two quarterly cash dividends, or $0.82 per share in the aggregate, accelerating the payment of the regular dividend expected in February of 2021. Additionally, shareholders in the aggregate will receive $7.38 per share in stock. The dividend will be payable to shareholders of record on the close of business on November 4, 2020, with shareholders having the opportunity to elect to receive the special dividend in the form of all stock or prorated cash and stock, and will be paid on November 30, 2020, after trading hours. The number of shares distributed in the special dividend will be determined by the volume weighted average price (“VWAP”) of our shares during the 10-trading day period ending on November 24, 2020.

In order to neutralize the dilutive impact of the stock issued in the special dividend, our Board also authorized a reverse stock split, effective on November 30, 2020, immediately following the special dividend. As a result, total shares outstanding following completion of both the special dividend and the reverse stock split are expected to be unchanged from the total shares outstanding immediately prior to the dividend. Some stockholders may have more shares and some may have fewer based on their individual elections. The reverse split will ensure comparability of per share results before and after these transactions.